

June 25, 2026

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe EDGA Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

Enclosed please find an amendment of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no substantive changes to the information required to be disclosed pursuant to SEC Rule 6a-2(a), as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, I, K, M & N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 3:00pm on 06/25/26
Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/25/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

26000286

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312)-786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe EDGA Exchange, Inc. (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/25/26 (MM/DD/YY) Cboe EDGA Exchange, Inc. (Name of Applicant)

By: [signature] [signature executed at 3:00 p.m. on 06/25/26 (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 25th day of June (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 8-6-28 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsidiary or affiliate of the Exchange (as of 12/31/25)

Summary of changes made to Exhibit I:

- Updated audited financial statements (as of 12/31/25)

Summary of changes made to Exhibit K:

- No changes since previous submission

Summary of changes made to Exhibit M:

- No change since previous submission

Summary of changes made to Exhibit N:

- Updated data as of 06/15/25

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. Financial statements of each subsidiary and affiliate

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2025
(unaudited)

	Total	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.
Current assets:															
Cash and cash equivalents	2,216,500,949	-	27,442,001	54,786	14,019,335	2,940,101	142,988	14,327,144	79,129,459	80,089,224	-	-	-	-	-
Financial investments	36,136,966	-	-	-	-	-	-	-	(249,192)	-	-	-	-	-	-
Accounts receivable, net of $6.8 allowance for credit losses at December 31, 2025	391,430,271	8,537	54,885,029	-	60,955,964	12,171,512	50,010	39,422,282	123,810,997	86,470,652	416,799,944	2,585,224,102	411,235,344	3,134,541,013	636,918,946
Margin deposits, clearing funds, and interoperability funds	1,618,193,098	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	67,873,273	-	-	-	-	-	-	-	371,641	62,180	-	-	-	-	-
Other current assets	91,347,330	-	-	-	272,774	4,198	-	1,020,288	1,608,038	0	1,437,803	2,666,472	-	2,979,856	1,199,815
Total current assets	**4,421,481,889**	**8,537**	**82,327,030**	**54,786**	**75,248,073**	**15,115,811**	**192,999**	**54,769,713**	**204,670,943**	**166,622,056**	**418,237,748**	**2,587,890,574**	**411,235,344**	**3,137,520,869**	**638,118,760**
Investments	32,367,350	-	190,151	-	35,184,959	-	-	-	6,517,257	1,045,101,681	-	-	1,300,000	333,333	-
Property and equipment, net	133,061,872	-	-	-	0	54,968	-	-	13,008,563	176,228	-	0	-	(218)	(313,342)
Operating lease right of use assets	110,963,266	-	-	-	758,170	-	-	-	12,901,553	2,265,839	-	-	-	-	-
Goodwill	3,150,495,779	-	-	-	100,053,364	-	-	-	283,611,462	-	-	-	-	-	-
Intangible assets, net	1,297,229,941	-	-	-	107,214,973	-	-	-	258,748,232	-	-	-	-	34,513	-
Other assets, net	159,738,802	-	-	-	204	1,000,249	-	-	2,116,066	-	11,216,397	26,006,453	-	15,279,317	10,678,700
Total assets	**9,305,338,899**	**8,537**	**82,517,181**	**54,786**	**318,459,743**	**16,171,028**	**192,999**	**54,769,713**	**781,574,076**	**1,214,165,804**	**429,454,145**	**2,613,897,027**	**412,535,344**	**3,153,167,814**	**648,484,119**
Current liabilities:															
Accounts payable and accrued liabilities	686,897,801	586,402	54,606,057	(0)	55,849,886	12,306,179	51,834	37,064,810	118,396,302	85,734,946	341,891,048	2,477,000,885	303,304,324	2,219,244,906	558,935,024
Section 31 fees payable	219,910	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	6,944,954	-	-	-	-	-	-	-	(723)	-	247,500	297,500	-	2,645,041	-
Margin deposits, clearing funds, and interoperability funds	1,618,209,810	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	50,128,366	-	-	-	0	2,418	874	-	(1)	(0)	-	-	-	-	-
Total current liabilities	**2,362,400,841**	**586,402**	**54,606,057**	**(0)**	**55,849,887**	**12,308,597**	**52,708**	**37,064,810**	**118,395,578**	**85,734,946**	**342,138,548**	**2,477,298,385**	**303,304,324**	**2,221,889,947**	**558,935,024**
Long-term debt	1,442,894,309	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	15,816,482	-	-	-	-	-	-	-	-	-	526,229	1,142,824	-	10,612,630	371,355
Deferred income taxes	185,338,696	-	-	-	8,659,916	-	-	-	65,984,629	9,973	(4,131,669)	(9,764,326)	-	(38,244,605)	(2,698,904)
Non-current operating lease liabilities	120,867,585	-	-	-	227,555	-	-	-	9,386,163	483,118	-	-	-	-	-
Other non-current liabilities	39,795,558	-	-	-	-	(0)	-	-	697,576	1,300,210	-	-	-	-	-
Total liabilities	**4,167,113,471**	**586,402**	**54,606,057**	**(0)**	**64,737,358**	**12,308,597**	**52,708**	**37,064,810**	**194,463,946**	**87,528,247**	**338,533,108**	**2,468,676,883**	**303,304,324**	**2,194,257,972**	**556,607,475**
Stockholders' equity:															
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,654,764 and 104,647,739 shares issued and outstanding, respectively at December 31, 2025	981,378	-	-	-	-	-	-	-	15	-	1	1	-	10	10
Common stock in treasury, at cost, 7,025 shares at December 31, 2025	(1,592,056)	-	-	-	-	-	-	-	0	-	-	-	-	-	-
Additional paid-in capital	1,565,134,288	-	36,282	39,409	281,649,795	2,838,235	121,560	35,148,677	703,213,971	795,365,514	-	-	-	22,165,801	44,999,990
Retained earnings	3,543,630,050	(577,865)	27,874,842	(17,757)	(27,927,410)	2,320,075	17,982	(17,443,773)	(116,968,230)	331,272,043	90,921,036	145,220,143	109,231,021	936,746,051	46,876,644
Accumulated other comprehensive loss, net	30,071,768	-	-	33,134	-	(1,295,880)	749	-	864,374	-	-	-	-	(2,020)	-
Total stockholders' equity	**5,138,225,428**	**(577,865)**	**27,911,124**	**54,786**	**253,722,385**	**3,862,431**	**140,291**	**17,704,903**	**587,110,129**	**1,126,637,557**	**90,921,037**	**145,220,144**	**109,231,021**	**958,909,842**	**91,876,644**
Total liabilities and equity	**9,305,338,899**	**8,537**	**82,517,181**	**54,786**	**318,459,743**	**16,171,028**	**192,999**	**54,769,713**	**781,574,075**	**1,214,165,804**	**429,454,145**	**2,613,897,027**	**412,535,344**	**3,153,167,814**	**648,484,119**

	CBOECANINC Cboe Canada Inc.	CBOECLEARDIG Cboe Clear Digital LLC	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV
Current assets:															
Cash and cash equivalents	44,051,138	34,853,876	-	1,501,192	12,036	11,385,904	1,657,079,512	-	-	8,644,529	9,053,987	129,531,172	-	24,825,970	721,555
Financial investments	-	-	-	-	-	-	35,814,147	-	-	-	-	-	-	0	-
Accounts receivable, net of $6.8 allowance for credit losses at December 31, 2025	11,797,631	2,018,067	-	19,935	180,811	546,731,815	8,822,397,701	-	813,044,430	16,161,010	25,228,774	8,679,438	28,903,568	113,394,700	8,949,979
Margin deposits, clearing funds, and interoperability funds	-	1,423,195	-	-	-	-	-	-	-	-	-	1,617,369,903	-	-	-
Income taxes receivable	2,188	-	-	-	-	-	65,705,849	-	-	513,142	630,348	133,730	-	-	-
Other current assets	361,420	25,328,963	-	-	-	141,738	32,393,548	-	-	348,394	-	6,907,534	-	174,862	150,818
Total current assets	**56,212,378**	**63,624,101**	**-**	**1,521,126**	**192,847**	**558,259,457**	**10,613,390,757**	**-**	**813,044,430**	**25,667,075**	**34,913,109**	**1,762,621,777**	**28,903,568**	**138,395,532**	**9,822,352**
Investments	16,376	-	74,283,749	74,283,749	127,055,550	-	6,219,348,209	278,119,398	1,816,550,409	-	202,709,745	-	225,277,855	-	-
Property and equipment, net	3,423,974	-	-	-	-	86,867	110,798,369	-	(138,132)	325,922	7,400	2,629,887	-	98,067	(135,046)
Operating lease right of use assets	1,709,681	-	-	-	-	-	-	-	66,900,473	804,317	-	6,639,678	-	-	-
Goodwill	33,799,963	-	-	-	-	-	-	-	2,286,704,394	-	124,672,872	-	-	-	-
Intangible assets, net	47,435,521	-	-	-	-	-	-	-	814,227,623	-	-	29,704,522	-	-	675,229
Other assets, net	(747,696)	-	-	-	-	(86,867)	28,599,267	-	1,463,011	304,729	133,730	18,741,032	-	12,900	-
Total assets	**141,850,197**	**63,624,101**	**74,283,749**	**75,804,876**	**127,248,397**	**558,259,457**	**16,972,136,602**	**278,119,398**	**5,798,752,208**	**27,102,043**	**362,436,856**	**1,820,336,895**	**254,181,423**	**138,506,499**	**10,362,536**
Current liabilities:															
Accounts payable and accrued liabilities	14,044,259	5,105,168	-	16,197	180,811	170,379,141	11,192,693,900	-	701,483,819	16,850,911	23,930,883	14,658,628	270,693	116,040,544	11,232,098
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	19,641	-	-	-	-	-	-	-	-	-	-	-	-	2	177,921
Margin deposits, clearing funds, and interoperability funds	-	1,165,284	-	-	-	-	-	-	-	-	-	1,617,044,527	-	-	-
Income taxes payable	-	-	-	-	-	-	49,686,980	-	-	1	-	(0)	-	419,235	-
Total current liabilities	**14,063,900**	**6,270,452**	**-**	**16,197**	**180,811**	**170,379,141**	**11,242,380,880**	**-**	**701,483,819**	**16,850,912**	**23,930,883**	**1,631,703,154**	**270,693**	**116,459,781**	**11,410,019**
Long-term debt	-	-	-	-	-	-	1,442,894,309	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	-	-	-	1,640,225	-	-	-	-	-	-	-	-
Deferred income taxes	4,418,168	-	-	-	-	-	(2,151,068)	-	216,263,901	-	-	3,639,784	(113,343,186)	-	-
Non-current operating lease liabilities	1,190,447	-	-	-	-	-	-	-	84,425,481	574,819	-	6,171,375	-	-	-
Other non-current liabilities	329,077	-	-	-	-	-	36,463,033	-	-	(0)	(0)	417,732	-	188,210	76,912
Total liabilities	**20,001,593**	**6,270,452**	**-**	**16,197**	**180,811**	**170,379,141**	**12,721,227,379**	**-**	**1,002,173,201**	**17,425,731**	**23,930,883**	**1,641,932,044**	**(113,072,493)**	**116,647,991**	**11,486,931**
Stockholders' equity:															
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,654,764 and 104,647,739 shares issued and outstanding, respectively at December 31, 2025	19,084,038	-	-	-	-	-	1,046,548	-	968,551	-	-	-	-	132	132
Common stock in treasury, at cost, 7,025 shares at December 31, 2025	-	-	-	-	-	-	(1,592,056)	-	-	(0)	-	-	-	-	-
Additional paid-in capital	238,609,104	74,761,881	74,283,749	128,810,998	225,277,855	-	2,596,233,205	278,119,398	4,989,539,060	4,087,788	433,270,468	68,500,904	686,205,457	9,002,443	65,883
Retained earnings	(49,111,453)	(17,408,232)	-	(53,022,320)	(98,210,270)	387,880,317	1,654,863,929	-	(193,928,604)	5,413,929	27,969,299	(5,715,877)	(318,951,542)	14,732,330	(1,403,075)
Accumulated other comprehensive loss, net	(86,733,084)	-	-	-	-	-	357,598	-	-	174,595	(122,733,794)	115,619,825	-	(1,876,398)	212,665
Total stockholders' equity	**121,848,605**	**57,353,649**	**74,283,749**	**75,788,679**	**127,067,585**	**387,880,317**	**4,250,909,223**	**278,119,398**	**4,796,579,006**	**9,676,312**	**338,505,973**	**178,404,851**	**367,253,916**	**21,858,508**	**(1,124,395)**
Total liabilities and equity	**141,850,198**	**63,624,101**	**74,283,749**	**75,804,876**	**127,248,397**	**558,259,457**	**16,972,136,602**	**278,119,398**	**5,798,752,208**	**27,102,043**	**362,436,856**	**1,820,336,895**	**254,181,423**	**138,506,499**	**10,362,536**

	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company	CXA Cboe Australia Pty Ltd	CXAPH Cboe Asia Pacific Holdings Ltd.	CXAPTY Cboe Australia Services Pty, Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology	CXJ Cboe Japan Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.
Current assets:															
Cash and cash equivalents	1,309,829	-	1,348,477	76,929	-	12,547,819	3,778,443	6,488,501	865,285	0	1,711,138	10,503,306	-	-	-
Financial investments	-	-	-	-	-	-	-	-	-	-	84,790	-	-	-	-
Accounts receivable, net of $6.8 allowance for credit losses at December 31, 2025	2,883,763	145,768,530	11,214,037	24,471,169	135,016,358	1,017,114	2,711,327	4,857,881	931,818	-	679,676	2,290,966	0	546,718,679	1,971,956,341
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	122,283	-	-	9,103	-	302,403	-	-	13,951	6,455	-	-	-
Other current assets	1,254,478	-	118,992	-	-	6,495,319	71,677	20,723	711	-	8,746	339,053	(0)	1,445,617	2,374,665
Total current assets	**5,448,070**	**145,768,530**	**12,803,789**	**24,548,098**	**135,016,358**	**20,069,355**	**6,561,448**	**11,669,508**	**1,797,814**	**0**	**2,498,301**	**13,139,779**	**0**	**548,164,295**	**1,974,331,006**
Investments	-	-	-	-	1,962,323,068	-	3,892,193	-	-	-	-	-	10,000,000	-	-
Property and equipment, net	-	-	336,990	(0)	-	2,308,625	33,436	134,587	-	-	185,356	-	-	-	-
Operating lease right of use assets	-	-	679,903	-	7,943,877	7,512,145	534,453	-	-	-	312,262	1,398,305	-	-	-
Goodwill	-	-	-	-	-	-	136,981,242	-	-	-	-	-	-	-	-
Intangible assets, net	-	-	712,723	-	-	29,794,717	-	-	-	-	-	(0)	-	-	-
Other assets, net	-	-	69,712	(0)	-	1,520	92,503	928,761	-	-	63,475	688,400	-	11,890,982	27,589,733
Total assets	**5,448,070**	**145,768,530**	**14,603,116**	**24,548,098**	**2,105,283,303**	**59,686,363**	**148,095,275**	**12,732,856**	**1,797,814**	**0**	**3,059,395**	**15,226,485**	**10,000,000**	**560,055,277**	**2,001,920,739**
Current liabilities:															
Accounts payable and accrued liabilities	2,982,302	40,831,701	11,291,981	26,890,482	357,756,028	8,617,732	2,662,249	3,357,698	1,341,023	0	495,476	4,247,972	0	493,781,486	1,942,782,085
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	-	655,775	-	-	-	-	-	-	-	-	-	-	-	250,000	287,500
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	(0)	-	-	(1,076)	-	(0)	11,899	-	-	-	-	-	-
Total current liabilities	**2,982,302**	**41,487,476**	**11,291,981**	**26,890,482**	**357,756,028**	**8,616,655**	**2,662,249**	**3,357,698**	**1,352,922**	**0**	**495,476**	**4,247,972**	**0**	**494,031,486**	**1,943,069,585**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	9	9,994	-	-	-	-	-	-	-	-	472,422	640,944
Deferred income taxes	-	-	-	(22,659)	41,329,210	9,503,449	-	-	-	-	-	-	-	(3,881,582)	(4,596,589)
Non-current operating lease liabilities	-	-	502,809	-	10,206,647	6,257,368	273,264	-	-	-	221,834	594,883	-	-	-
Other non-current liabilities	-	-	(0)	-	-	163,326	16,730	-	-	-	101,099	8,871	-	-	-
Total liabilities	**2,982,302**	**41,487,476**	**11,794,790**	**26,867,832**	**409,301,879**	**24,540,799**	**2,952,243**	**3,357,698**	**1,352,922**	**0**	**818,408**	**4,851,727**	**0**	**490,622,326**	**1,939,113,940**
Stockholders' equity:															
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,654,764 and 104,647,739 shares issued and outstanding, respectively at December 31, 2025	-	-	132	-	1	-	-	-	337,281	-	-	-	-	-	-
Common stock in treasury, at cost, 7,025 shares at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	13,687,074	2,296,078	1,351,427	61,419,915	2,056,799,002	52,300,688	149,107,663	92,396	647	1,047	-	59,171,247	31,014,813	-	10,000,000
Retained earnings	(11,221,307)	101,984,976	1,916,728	(63,739,649)	(360,817,579)	(5,038,070)	(8,412,714)	(106,207)	108,429	(192)	48,747	(41,662,772)	(21,014,813)	69,432,952	52,806,799
Accumulated other comprehensive loss, net	-	-	(459,961)	-	-	(12,117,054)	4,448,083	9,388,968	(1,465)	(854)	2,192,239	(7,133,717)	-	-	-
Total stockholders' equity	**2,465,767**	**104,281,054**	**2,808,326**	**(2,319,734)**	**1,695,981,424**	**35,145,564**	**145,143,032**	**9,375,158**	**444,893**	**(0)**	**2,240,986**	**10,374,758**	**10,000,000**	**69,432,952**	**62,806,799**
Total liabilities and equity	**5,448,070**	**145,768,530**	**14,603,116**	**24,548,098**	**2,105,283,303**	**59,686,363**	**148,095,275**	**12,732,856**	**1,797,814**	**0**	**3,059,395**	**15,226,485**	**10,000,000**	**560,055,277**	**2,001,920,739**

	HALLC Hanweck Associates, LLC	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	NEON NEO Connect Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	VEST Cboe Vest, LLC	Eliminations
Current assets:															
Cash and cash equivalents	-	7,070,361	1,885,314	-	-	-	-	-	938,530	100	-	-	28,171,009	-	0
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-	487,222	-	-
Accounts receivable, net of $6.8 allowance for credit losses at December 31, 2025	23,161,007	2,585,943	11,388,193	394,047,819	-	171,134,530	89,973	4,988,350	256,770	5,539,945	12,843,032	4,052,143	4,556,262	23,487,448	(21,077,220,993)
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(600,000)
Income taxes receivable	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	-	24,242	31,627	67,234	-	319,445	-	-	-	-	9,060	-	1,169,219	-	600,000
Total current assets	**23,161,008**	**9,680,546**	**13,305,134**	**394,115,054**	**-**	**171,453,974**	**89,973**	**4,988,350**	**1,195,300**	**5,540,045**	**12,852,092**	**4,052,143**	**34,383,712**	**23,487,448**	**(21,077,220,993)**
Investments	-	-	-	-	6,363,930	-	-	38,738,213	224,717	1,657,874,062	-	26,109,744	-	2,928,217	(13,782,359,213)
Property and equipment, net	-	33,322	-	120,617	-	(3,326)	-	-	(109,416)	-	-	-	-	-	(1,826)
Operating lease right of use assets	-	567,684	-	-	-	-	-	-	-	-	34,926	-	-	-	-
Goodwill	41,617,442	-	-	-	-	31,018,568	-	-	-	105,336,844	6,680,000	-	19,628	-	0
Intangible assets, net	5,532,154	-	976,543	-	-	3,493,757	-	-	-	-	354,663	-	-	-	(1,675,229)
Other assets, net	-	104,792	-	(120,617)	-	38,981	-	2,561,826	109,416	-	-	-	-	-	1,001,826
Total assets	**70,310,603**	**10,386,343**	**14,281,677**	**394,115,054**	**6,363,930**	**206,001,954**	**89,973**	**46,288,389**	**1,420,017**	**1,768,750,951**	**19,921,681**	**30,161,887**	**34,403,340**	**26,415,664**	**(34,860,255,436)**
Current liabilities:															
Accounts payable and accrued liabilities	30,126,172	8,256,443	3,517,739	79,900,194	-	106,101,465	3,888,393	5,749,796	128,225	52,627,027	17,238,370	14,115,721	11,479,235	2,511,845	(21,077,640,694)
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-	219,910	-	-
Deferred revenue	-	-	-	-	-	2,364,797	-	-	-	-	-	-	-	-	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	0	10	-	-	-	(0)	-	8,027	-	-	-	-	-	-	-
Total current liabilities	**30,126,172**	**8,256,453**	**3,517,739**	**79,900,194**	**-**	**108,466,262**	**3,888,393**	**5,757,822**	**128,225**	**52,627,027**	**17,238,370**	**14,115,721**	**11,699,144**	**2,511,845**	**(21,077,640,694)**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	-	-	-	18,324	-	-	232,151	-	-	149,375	-	-
Deferred income taxes	3,360,002	19,485	-	-	-	3,034,625	(116,508)	-	-	8,265,836	(499,340)	1,210,007	(909,853)	-	-
Non-current operating lease liabilities	-	351,821	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	34,963	-	-	-	-	-	-	(2,181)	-	-	-	-	-	-
Total liabilities	**33,486,174**	**8,662,723**	**3,517,739**	**79,900,194**	**-**	**111,500,887**	**3,790,209**	**5,757,822**	**126,044**	**61,125,014**	**16,739,030**	**15,325,728**	**10,938,666**	**2,511,845**	**(21,077,640,694)**
Stockholders' equity:															
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,654,764 and 104,647,739 shares issued and outstanding, respectively at December 31, 2025	-	-	-	-	-	-	-	-	-	2	-	-	1	52,635	(20,508,112)
Common stock in treasury, at cost, 7,025 shares at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	56,065,466	724,042	6,363,930	1,891,363	(48,969,441)	11,139,610	(33,721,917)	46,651,343	1,165,570	1,660,870,078	5,451,303	21,000,000	6,968,161	29,839,256	(14,329,893,901)
Retained earnings	(19,241,037)	1,083,245	4,400,008	312,323,497	55,333,371	83,361,457	30,021,681	(4,316,016)	501,695	46,755,857	(2,268,652)	(6,163,841)	16,496,512	(5,988,072)	436,391,785
Accumulated other comprehensive loss, net	-	(83,667)	-	-	-	-	-	(1,804,760)	(373,293)	-	-	-	-	-	131,395,486
Total stockholders' equity	**36,824,430**	**1,723,620**	**10,763,938**	**314,214,860**	**6,363,930**	**94,501,067**	**(3,700,236)**	**40,530,567**	**1,293,973**	**1,707,625,937**	**3,182,651**	**14,836,159**	**23,464,674**	**23,903,819**	**(13,782,614,742)**
Total liabilities and equity	**70,310,603**	**10,386,343**	**14,281,677**	**394,115,054**	**6,363,930**	**206,001,954**	**89,973**	**46,288,389**	**1,420,017**	**1,768,750,951**	**19,921,681**	**30,161,887**	**34,403,340**	**26,415,664**	**(34,860,255,436)**

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2025
(unaudited)

Revenues:	Total	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.
Transaction and clearing fees	3,597,592,979	-	9,604,023	-	789,274	-	-	35,158,899	39,798,391	-	48,767,703	772,937,411	-	1,223,150,532	202,545,598
Access and capacity fees	408,779,386	-	439,371	-	48,874	-	-	241,740	22,516,945	-	29,527,207	61,520,858	-	117,525,518	35,406,366
Market data fees	326,600,135	-	-	-	-	-	-	360,824	7,005,431	-	11,169,273	55,531,795	-	32,913,423	4,310,914
Regulatory fees	285,385,461	-	-	-	-	-	-	532,778	-	-	13,637,940	94,496,498	-	66,016,111	6,576,774
Other revenue	95,847,940	-	566,967	-	289,474	4,955,973	140,262	-	91,181,776	-	-	5,050,834	-	3,184,457	-
Total revenue	**4,714,205,900**	**-**	**10,610,361**	**-**	**1,127,622**	**4,955,973**	**140,262**	**36,294,241**	**160,502,543**	**-**	**103,102,123**	**989,537,396**	**-**	**1,442,790,040**	**248,839,652**
Cost of revenues:															
Liquidity payments	1,709,703,047	-	-	-	-	-	-	-	8,352,324	-	27,591,938	717,285,923	-	10,376,238	147,626,040
Routing and clearing	80,338,962	-	344,960	-	-	-	-	5,948,269	598,059	-	-	-	-	2,000,429	-
Section 31 fees	238,707,833	-	-	-	-	-	-	531,026	-	-	13,028,960	91,901,050	-	29,831,661	3,306,968
Royalty fees and other cost of revenues	256,328,648	-	-	-	-	-	-	362	-	-	-	261,813	-	195,754,259	1,533,492
Total cost of revenues	**2,285,078,489**	**-**	**344,960**	**-**	**-**	**-**	**-**	**6,479,658**	**8,950,383**	**-**	**40,620,898**	**809,448,785**	**-**	**237,962,587**	**152,466,500**
Revenues less cost of revenues	**2,429,127,411**	**-**	**10,265,401**	**-**	**1,127,622**	**4,955,973**	**140,262**	**29,814,583**	**151,552,160**	**-**	**62,481,225**	**180,088,610**	**-**	**1,204,827,453**	**96,373,152**
Operating expenses:															
Compensation and benefits	500,753,811	10,219	6,021,050	-	650,938	3,045,081	-	11,723,117	34,379,794	-	4,092,394	44,571,984	-	110,639,561	16,726,516
Depreciation and amortization	122,380,097	-	92,150	-	9,847,300	23,073	-	188,755	17,280,108	53,618	363,353	4,241,176	-	11,608,096	1,681,485
Technology support services	107,572,268	-	1,003,484	-	203,248	76,836	-	3,801,305	11,708,512	-	934,678	9,067,654	-	20,437,010	3,128,968
Professional fees and outside services	91,528,042	-	1,151,606	1,404	251,294	1,163,569	135,704	4,275,365	2,184,911	137,052	2,099,510	13,010,712	-	39,628,048	6,058,960
Travel and promotional expenses	42,104,049	-	202,664	-	21,995	5,112	-	403,973	1,287,982	-	315,481	2,869,711	-	18,057,381	900,046
Facilities costs	26,112,811	-	189,288	-	20,431	80,079	-	369,109	2,254,747	230,305	209,383	2,464,365	-	6,776,435	1,081,323
Acquisition-related costs	332,157	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	46,717,122	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	24,492,641	-	(8,644,389)	38	(2,993,339)	40,016	1,039	11,894,158	2,313,840	124,065	230,272	2,341,274	-	6,135,190	889,705
Total operating expenses	**961,992,998**	**10,219**	**15,853**	**1,442**	**8,001,868**	**4,433,767**	**136,743**	**32,655,780**	**71,409,894**	**545,041**	**8,245,072**	**78,566,875**	**-**	**213,281,720**	**30,467,004**
Operating income (loss)	**1,467,134,413**	**(10,219)**	**10,249,548**	**(1,442)**	**(6,874,246)**	**522,207**	**3,519**	**(2,841,197)**	**80,142,266**	**(545,041)**	**54,236,153**	**101,521,736**	**-**	**991,545,734**	**65,906,148**
Non-operating (expenses) income:															
Interest expense	(52,235,625)	-	-	-	-	-	-	-	23,110	(120,233)	-	-	-	-	-
Interest income	49,366,001	-	692,129	2,238	540,307	419	-	362,977	2,982,702	983,022	-	37,012	-	-	44,403
Earnings in investments	92,794,158	-	-	-	-	-	-	-	-	-	-	-	84,205,522	-	-
Other (expense) income, net	9,590,321	-	(221,536)	-	(75,381)	(172,221)	2	(64,771)	1,486,615	67,647,342	-	-	-	(1,122,928)	-
Total non-operating (expenses) income	**99,514,855**	**-**	**470,593**	**2,238**	**464,926**	**(171,802)**	**2**	**298,206**	**4,492,427**	**68,510,132**	**-**	**37,012**	**84,205,522**	**(1,122,928)**	**44,403**
Income (loss) before income tax provision (benefit):	**1,566,649,268**	**(10,219)**	**10,720,142**	**796**	**(6,409,320)**	**350,405**	**3,521**	**(2,542,991)**	**84,634,693**	**67,965,091**	**54,236,153**	**101,558,748**	**84,205,522**	**990,422,806**	**65,950,551**
Income tax provision (benefit)	466,589,271	-	2,296,056	2,206	(1,913,823)	(19,879)	(8,388)	-	21,167,401	(35,783)	15,408,840	29,126,494	25,449,986	291,082,828	19,625,491
Net income (loss)	**1,100,059,997**	**(10,219)**	**8,424,086**	**(1,409)**	**(4,495,497)**	**370,284**	**11,908**	**(2,542,991)**	**63,467,292**	**68,000,874**	**38,827,313**	**72,432,254**	**58,755,536**	**699,339,978**	**46,325,060**

Revenues:	CBOECANINC Cboe Canada Inc.	CBOECLEARDIG Cboe Clear U.S., LLC	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV
Transaction and clearing fees	27,088,117	3,209	-	25,738	-	102,924,437	-	-	-	-	-	62,933,465	-	99,052,737	-
Access and capacity fees	3,189,310	-	-	-	-	22,690,186	-	-	(4,595)	-	-	3,731,804	-	10,928,638	-
Market data fees	13,722,901	-	-	-	-	9,868,092	(18,100)	-	(120,639)	-	-	-	-	15,219,983	445,919
Regulatory fees	-	-	-	1,000	-	67,500	-	-	-	-	-	-	-	-	-
Other revenue	3,299,205	158,665	-	-	-	-	10,244,306	-	-	23,912,556	2,847,623	64,777,766	-	13,532,108	1,130,718
Total revenue	**47,299,533**	**161,874**	**-**	**26,738**	**-**	**135,550,215**	**10,226,206**	**-**	**(125,234)**	**23,912,556**	**2,847,623**	**131,443,036**	**-**	**138,733,466**	**1,576,637**
Cost of revenues:															
Liquidity payments	14,648,323	67,500	-	595,000	-	5,031,739	-	-	-	-	-	-	-	32,581,320	-
Routing and clearing	10,250	-	-	-	-	-	-	-	-	-	-	20,374,188	-	1,103,159	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	(2,271)	81,237	-	-	-	3,926,542	-	-	-	-	-	41,978,151	-	-	-
Total cost of revenues	**14,656,302**	**148,737**	**-**	**595,000**	**-**	**8,958,281**	**-**	**-**	**-**	**-**	**-**	**62,352,339**	**-**	**33,684,479**	**-**
Revenues less cost of revenues	**32,643,231**	**13,137**	**-**	**(568,262)**	**-**	**126,591,933**	**10,226,206**	**-**	**(125,234)**	**23,912,556**	**2,847,623**	**69,090,697**	**-**	**105,048,987**	**1,576,637**
Operating expenses:															
Compensation and benefits	10,120,882	8,521,972	-	1,844,297	-	22,850,039	3,748,993	-	(123,452)	18,506,259	2,650,604	25,924,672	-	9,280,772	-
Depreciation and amortization	4,737,305	-	-	75,267	-	2,249,311	5,625,088	-	40,236,667	620,584	7,585	7,549,613	-	49,086	-
Technology support services	2,769,237	1,186,615	-	349,888	-	3,592,593	4,093,392	-	-	876,198	377	11,298,376	-	1,214,679	503,694
Professional fees and outside services	5,718,391	1,410,607	-	334,955	-	4,213,268	14,853,011	-	-	745,776	11,199	16,008,870	-	85,327,489	614,288
Travel and promotional expenses	939,768	118,624	-	794	-	3,512,986	485,918	-	152	704,121	26,511	715,597	-	1,383,737	4,236
Facilities costs	439,153	-	-	-	-	1,030,921	561,742	-	-	964,260	-	1,566,754	-	520,140	-
Acquisition-related costs	293,145	14,407	-	4,629	-	(67,633)	38,050	-	-	-	49,559	-	-	-	-
Impairment of intangible assets	17,694,887	-	-	-	-	-	2,652,760	-	-	-	-	5,607,113	-	-	-
Other expenses (income)	672,719	45,366	-	15,787	2,145	1,115,670	563,749	-	1,574	134,566	2,253	1,045,161	-	748,893	(12,609)
Total operating expenses	**43,385,486**	**11,297,591**	**-**	**2,625,618**	**2,145**	**38,497,155**	**32,622,702**	**-**	**40,114,940**	**22,551,763**	**2,748,087**	**69,716,158**	**-**	**98,524,797**	**1,109,609**
Operating income (loss)	**(10,742,255)**	**(11,284,454)**	**-**	**(3,193,880)**	**(2,145)**	**88,094,779**	**(22,396,497)**	**-**	**(40,240,174)**	**1,360,793**	**99,535**	**(625,460)**	**-**	**6,524,190**	**467,028**
Non-operating (expenses) income:															
Interest expense	-	-	-	-	-	-	(43,774,445)	-	-	-	-	(8,534,571)	-	(30)	-
Interest income	1,126,169	2,032,581	-	263,885	437	121,373	37,251,480	-	-	-	-	(2,699)	-	429,607	-
Earnings in investments	-	-	-	-	-	-	2,635,366	-	-	-	-	-	-	-	-
Other (expense) income, net	(640,892)	(11,925)	-	(15,303)	10,629	-	1,000,183,214	-	203,030,303	167,689	7,088,389	430,266	-	(373,576)	107,896
Total non-operating (expenses) income	**485,277**	**2,020,656**	**-**	**248,582**	**11,065**	**121,373**	**996,295,614**	**-**	**203,030,303**	**167,689**	**7,088,389**	**(8,107,004)**	**-**	**56,001**	**107,896**
Income (loss) before income tax provision (benefit):	**(10,256,978)**	**(9,263,798)**	**-**	**(2,945,298)**	**8,920**	**88,216,151**	**973,899,117**	**-**	**162,790,129**	**1,528,482**	**7,187,924**	**(8,732,464)**	**-**	**6,580,191**	**574,923**
Income tax provision (benefit)	(2,853,432)	-	-	-	-	-	18,791,808	-	6,971,866	(28,099)	160,202	(221,167)	(13,212,738)	2,088,595	-
Net income (loss)	**(7,403,545)**	**(9,263,798)**	**-**	**(2,945,298)**	**8,920**	**88,216,151**	**955,107,309**	**-**	**155,818,263**	**1,556,581**	**7,027,722**	**(8,511,297)**	**13,212,738**	**4,491,596**	**574,923**

Revenues:	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company	CXA Cboe Australia Pty Ltd	CXAPH Cboe Asia Pacific Holdings Ltd.	CXAPTY Cboe Australia Services Pty, Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology	CXJ Cboe Japan Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.
Transaction and clearing fees	238,628	-	-	-	-	2,878,832	-	-	-	-	-	5,235,348	-	69,241,406	749,852,580
Access and capacity fees	-	16,500	-	-	-	6,547,080	-	-	-	-	-	2,236,813	-	29,222,842	51,475,759
Market data fees	-	54,113,273	20,585	-	-	19,010,706	-	-	-	-	-	1,309,659	-	12,670,923	50,163,509
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-	-	11,190,446	92,866,414
Other revenue	-	-	1,310,319	94,433	-	703,257	3,163,520	15,893,308	479,801	-	2,386,903	719,405	-	19,592	169,000
Total revenue	**238,628**	**54,129,773**	**1,330,904**	**94,433**	**-**	**29,139,875**	**3,163,520**	**15,893,308**	**479,801**	**-**	**2,386,903**	**9,501,225**	**-**	**122,345,209**	**944,527,262**
Cost of revenues:															
Liquidity payments	-	-	-	-	-	7,990	-	-	-	-	-	-	-	61,010,346	684,535,296
Routing and clearing	150,876	-	-	-	-	26,556	-	-	-	-	-	-	-	-	1,070,486
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	-	10,310,134	89,798,034
Royalty fees and other cost of revenues	-	12,788,060	-	-	-	44,775	-	-	-	-	-	-	-	-	-
Total cost of revenues	**150,876**	**12,788,060**	**-**	**-**	**-**	**79,321**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**71,320,480**	**775,403,816**
Revenues less cost of revenues	**87,752**	**41,341,713**	**1,330,904**	**94,433**	**-**	**29,060,554**	**3,163,520**	**15,893,308**	**479,801**	**-**	**2,386,903**	**9,501,225**	**-**	**51,024,729**	**169,123,446**
Operating expenses:															
Compensation and benefits	1,423,064	842,854	1,836,073	-	52,446,504	5,676,429	2,115,264	12,840,016	-	-	1,646,044	6,855,921	-	4,147,206	66,146,097
Depreciation and amortization	-	-	294,766	-	-	4,144,951	687	52,312	-	-	96,642	2,345,865	-	373,552	6,291,899
Technology support services	250,991	53,715	348,568	-	-	2,771,010	52,132	431,439	-	-	118,967	3,106,491	-	1,030,510	12,783,245
Professional fees and outside services	439,906	88,526	41,353	-	594	15,903,681	341,673	190,164	430,166	743	101,414	2,559,478	-	2,059,508	16,463,108
Travel and promotional expenses	36,007	382	15,143	-	(130)	810,807	101,361	111,330	-	-	42,901	87,417	-	330,590	4,190,331
Facilities costs	29,455	-	130,200	(215,280)	(13,882)	1,266,197	356,905	-	-	-	192,017	603,428	-	208,945	3,681,369
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-	-	20,762,362	-	-	-
Other expenses (income)	54,236	-	16,497	0	22,411	(749,407)	81,502	1,369,992	163	(645)	147,493	1,709,280	-	234,735	3,465,583
Total operating expenses	**2,233,658**	**985,477**	**2,682,601**	**(215,280)**	**52,455,497**	**29,823,669**	**3,049,523**	**14,995,252**	**430,329**	**98**	**2,345,477**	**38,030,242**	**-**	**8,385,046**	**113,021,633**
Operating income (loss)	**(2,145,907)**	**40,356,236**	**(1,351,697)**	**309,713**	**(52,455,497)**	**(763,115)**	**113,997**	**898,057**	**49,472**	**(98)**	**41,425**	**(28,529,017)**	**-**	**42,639,683**	**56,101,813**
Non-operating (expenses) income:															
Interest expense	-	-	(1,154)	-	(2,798)	-	-	-	-	-	-	(982)	-	-	-
Interest income	107,245	-	-	1,009,118	89	557,046	13	214,963	-	218	691	-	-	-	41,662
Earnings in investments	-	-	930,839	-	-	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	-	(38,474)	351,736	-	128,002,080	18,106	293,330	18,251	(383)	468	26,303	43,922	75,000,000	-	-
Total non-operating (expenses) income	**107,245**	**(38,474)**	**1,281,421**	**1,009,118**	**127,999,370**	**575,152**	**293,343**	**233,214**	**(383)**	**686**	**26,994**	**42,939**	**75,000,000**	**-**	**41,662**
Income (loss) before income tax provision (benefit):	**(2,038,661)**	**40,317,762**	**(70,276)**	**1,318,831**	**75,543,873**	**(187,963)**	**407,340**	**1,131,270**	**49,089**	**588**	**68,419**	**(28,486,077)**	**75,000,000**	**42,639,683**	**56,143,476**
Income tax provision (benefit)	-	10,744,267	(423,828)	255,357	7,977,143	44,603	-	287,046	11,804	-	19,667	(4,592,627)	-	11,904,930	15,957,922
Net income (loss)	**(2,038,661)**	**29,573,495**	**353,553**	**1,063,474**	**67,566,730**	**(232,566)**	**407,340**	**844,225**	**37,285**	**588**	**48,752**	**(23,893,450)**	**75,000,000**	**30,734,753**	**40,185,554**

Revenues:	HALLC Hanweck Associates, LLC	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	NEON NEO Connect Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	VEST Cboe Vest, LLC	Eliminations
Transaction and clearing fees	-	-	11,951,625	67,757,225	-	-	-	-	-	-	-	-	70,441,770	-	(4,783,967)
Access and capacity fees	-	-	-	11,072,328	-	1,579,715	-	-	-	-	-	-	-	-	(1,133,871)
Market data fees	-	-	24,000	1,560,051	-	38,785,741	-	-	-	-	-	-	-	-	(1,468,128)
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	3,694,453	5,852	1,135,488	-	2,510,687	-	-	310,747	-	-	-	-	-	(162,021,518)
Total revenue	**-**	**3,694,453**	**11,981,477**	**81,525,092**	**-**	**42,876,143**	**-**	**-**	**310,747**	**-**	**-**	**-**	**70,441,770**	**-**	**(169,407,483)**
Cost of revenues:															
Liquidity payments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,929)
Routing and clearing	-	-	-	1,723,072	-	-	-	-	-	-	-	-	50,662,442	-	(3,673,784)
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	864,063	-	5,363	-	-	-	-	-	-	190,530	-	(1,097,729)
Total cost of revenues	**-**	**-**	**-**	**2,587,135**	**-**	**5,363**	**-**	**-**	**-**	**-**	**-**	**-**	**50,852,972**	**-**	**(4,778,443)**
Revenues less cost of revenues	**-**	**3,694,453**	**11,981,477**	**78,937,957**	**-**	**42,870,780**	**-**	**-**	**310,747**	**-**	**-**	**-**	**19,588,797**	**-**	**(164,629,041)**
Operating expenses:															
Compensation and benefits	-	3,195,243	1,369,067	1,323	-	-	-	-	-	-	-	-	5,027,016	-	-
Depreciation and amortization	1,077,692	65,971	-	-	-	1,011,816	-	-	-	-	94,327	-	-	-	-
Technology support services	82,067	114,796	142,902	374,361	-	9,023,698	-	-	-	-	26,710	-	4,117,722	-	(3,503,803)
Professional fees and outside services	3,312,841	94,243	1,066,299	8,273,873	-	648,497	-	14,460	10,960	-	-	-	1,692,260	-	(161,541,696)
Travel and promotional expenses	-	164,498	20,479	147,585	-	2,685,215	-	-	-	-	-	-	1,403,344	-	-
Facilities costs	-	230,143	11,782	-	-	8,362	-	-	-	-	104,678	-	759,043	-	1,014
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	-	57,227	25,742	43,431	(0)	398,687	-	(5,525)	16,805	-	595	-	936,697	-	-
Total operating expenses	**4,472,600**	**3,922,121**	**2,636,273**	**8,840,573**	**(0)**	**13,776,276**	**-**	**8,935**	**27,764**	**-**	**226,310**	**-**	**13,936,082**	**-**	**(165,044,485)**
Operating income (loss)	**(4,472,600)**	**(227,668)**	**9,345,204**	**70,097,384**	**0**	**29,094,504**	**-**	**(8,935)**	**282,983**	**-**	**(226,310)**	**-**	**5,652,715**	**-**	**415,445**
Non-operating (expenses) income:															
Interest expense	-	-	-	-	-	-	-	55,247	-	-	-	-	-	-	120,233
Interest income	-	-	60,253	-	-	-	-	-	-	120,233	-	-	506,660	-	(120,233)
Earnings in investments	-	-	-	-	-	-	-	-	-	-	-	5,022,430	-	-	-
Other (expense) income, net	(185,282)	317,884	8,281	(200,811)	8,000,000	1,627	-	-	1,632	-	-	-	-	9,424,112	(1,488,946,272)
Total non-operating (expenses) income	**(185,282)**	**317,884**	**68,533**	**(200,811)**	**8,000,000**	**1,627**	**-**	**55,247**	**1,632**	**120,233**	**-**	**5,022,430**	**506,660**	**9,424,112**	**(1,488,946,272)**
Income (loss) before income tax provision (benefit):	**(4,657,882)**	**90,216**	**9,413,737**	**69,896,573**	**8,000,000**	**29,096,131**	**-**	**46,312**	**284,615**	**120,233**	**(226,310)**	**5,022,430**	**6,159,375**	**9,424,112**	**(1,488,530,827)**
Income tax provision (benefit)	(1,101,764)	42,933	-	-	-	8,291,259	3,630	(52,122)	-	(864,373)	(134,497)	1,200,656	1,831,089	1,307,713	-
Net income (loss)	**(3,556,118)**	**47,283**	**9,413,737**	**69,896,573**	**8,000,000**	**20,804,872**	**(3,630)**	**98,434**	**284,615**	**984,606**	**(91,813)**	**3,821,774**	**4,328,286**	**8,116,399**	**(1,488,530,827)**

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2025

(With Independent Auditors’ Report Thereon)

Cboe Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	136,151
Receivables from affiliates, net		788,207
Other receivables		5,790
Total current assets		930,148
Investments		333
Data processing software, net of accumulated amortization of $57,959		295
Goodwill and intangibles, net		35
Deferred income taxes, net		38,242
Notes receivable, net		14,985
Total assets	$	984,038
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	78,030
Payables to affiliates, net		324,377
Deferred revenue		2,645
Current portion of unrecognized tax benefits		157,989
Total current liabilities		563,041
Unrecognized tax benefits		10,613
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		26,967
Retained earnings		383,417
Total stockholder's equity		410,384
Total liabilities and stockholder's equity	$	984,038

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(in thousands)

Revenues:	
Transaction fees	$ 1,233,733
Access and capacity fees	117,526
Market data fees	32,913
Regulatory fees	66,032
Other revenue	3,184
Total revenues	1,453,388
Cost of revenues:	
Liquidity payments	10,376
Routing and clearing	12,583
Regulatory fees	29,848
Royalty fees	195,754
Total cost of revenues	248,561
Revenues less cost of revenues	1,204,827
Operating expenses:	
Compensation and benefits	110,640
Management fee	17,039
Depreciation and amortization	488
Technology support services	20,437
Professional fees and outside services	40,859
Travel and promotional expenses	18,057
Facilities costs	6,776
Other expenses	217
Total operating expenses	214,513
Operating income	990,314
Non-operating expense:	
Other expense	1,123
Income before income tax provision	989,191
Income tax provision	291,129
Net income	$ 698,062

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(in thousands)

	Common Stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ —	$ 26,967	$ 335,355	$ 362,322
Dividend to Parent	—	—	(650,000)	(650,000)
Net income	—	—	698,062	698,062
Balance at December 31, 2025	$ —	$ 26,967	$ 383,417	$ 410,384

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(in thousands)

Cash flows from operating activities:		
Net income	$	698,062
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		488
Deferred income tax benefit		(5,726)
Changes in assets and liabilities:		
Accounts receivable		(32,240)
Receivables from affiliates, net		(340,150)
Other receivables		26,985
Accounts payable and accrued liabilities		15,276
Section 31 fees payable		(22,617)
Payables to affiliates, net		289,670
Deferred revenue		217
Unrecognized tax benefits		20,035
Net cash provided by operating activities		650,000
Cash flows used in financing activities:		
Dividend to Parent		(650,000)
Net cash used in financing activities		(650,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	246,214

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent the Company's investment in OCC, which is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held. The Company shares equal investment with four other stockholder exchanges, and therefore cannot exercise significant influence over the OCC.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software, generally are five years or less for other assets, and seven years for software related to the Company's migration onto the Parent's technology.

(h) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes within the statement of income.

(i) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis.

(in thousands, unless otherwise noted)

Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Proprietary market data also includes revenue from various licensing agreements. Both types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue is a single performance obligation primarily earned through the administration of the day-to-day business functions of the OPRA Securities Information Processor ("SIP"). The administrative fee was last renewed in 2025 for a period of two years and is subject to an increase of the lesser of (a) 5 percent or (b) the cost-of-living adjustment for social security recipients each year. The revenue is recognized quarterly when the performance obligations above are met.

(3) Investments

Cboe holds a 20% investment in OCC, which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2025. Under OCC's current capital management policy, which was approved by the SEC on September 30, 2024, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders have any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have

(in thousands, unless otherwise noted)

the right to receive dividends from OCC under such policy. The Company's investment in OCC as of December 31, 2025 is $333 thousand.

(4) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 10 ("Commitments and Contingencies") for more information. As of December 31, 2025, the notes receivable, net balance was $15.0 million. In 2025, the Company reclassified $2.2 million to the current portion of notes receivable within other receivables within the statement of financial condition.

(in thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 3,939	$ —	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 110,640
Management fee	17,039
Technology support services	20,417
Professional fees and outside services	28,637
Travel and promotional expenses	5,255
Facilities costs	6,530
	$ 188,518

(in thousands, unless otherwise noted)

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:		
Transaction fees	$	2,181
Access and capacity fees		133
	$	2,314
Cost of Revenues:		
Routing and clearing fees	$	10,583
Regulatory fees		16
Liquidity payments		1
	$	10,600

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of various option products in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 10% of its total revenues from a single customer in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(in thousands, unless otherwise noted)

(7) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Royalties	$	54,441
Marketing fee payable		10,395
Accounts payable		8,036
Accrued liabilities		5,158
	$	78,030

(8) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Liquidity provider sliding scale	$ 2,400	$ 7,200	$ (7,195)	$ 2,405
Other, net	28	725	(513)	240
Total deferred revenue	$ 2,428	$ 7,925	$ (7,708)	$ 2,645

(in thousands, unless otherwise noted)

(9) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:		
Unrecognized tax benefits	$	38,468
Allowance for credit losses		330
Investments		236
Subtotal		39,034
Valuation allowance		(236)
Total deferred tax assets	$	38,798
Deferred tax liabilities:		
Property and equipment, net	$	(89)
Prepaid expenses		(467)
Total deferred tax liabilities		(556)
Net deferred tax assets	$	38,242

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.2 million was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	189,233
State		107,622
Total current tax expense		296,855
Deferred income tax benefit:		
Federal		(4,103)
State		(1,623)
Total deferred income tax benefit		(5,726)
Income tax provision	$	291,129

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$	194,150
State		52,064
Total cash paid for income taxes, net	$	246,214

(in thousands, unless otherwise noted)

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	27,054
Others		25,010
	$	52,064

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	207,730	21.0 %
Increase (decrease) in income tax resulting from:			
Impact of federal, state, and local tax law and rate changes, net (1)		68,866	7.0 %
Effect of changes in tax laws or rates		(756)	(0.1)%
Changes in unrecognized tax benefits		15,305	1.5 %
Valuation allowance		(489)	0.0 %
Other adjustments		473	0.0 %
Income tax provision	$	291,129	29.4 %

(1) Illinois, New York, and New York City taxes make up the majority (greater than 50 percent) of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at December 31, 2024	$	113,121
Gross increases on unrecognized tax benefits in current period		1,768
Gross increases on unrecognized tax benefits in prior period		10,347
Gross decreases on unrecognized tax benefits in prior period		(5,510)
Settlement with taxing authorities		(431)
Balance at December 31, 2025	$	119,295

As of December 31, 2025, the Company had $94.2 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months.

The Company had accrued interest and penalties of $49.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties decreased by $13.9 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $276.8 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these

(in thousands, unless otherwise noted)

examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(10) Commitments and Contingencies

Legal Proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the consolidated financial statements to not be misleading. The Company does not record liabilities when the likelihood of the liability being incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections, or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities

(in thousands, unless otherwise noted)

exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

Contractual Obligations

The Company has contractual obligations related to licensing agreements with various licensors, some of which included fixed fees and/or variable fees calculated using agreed upon contracted rates and reported cleared volumes. Certain licensing agreements contain annual minimum fee requirements that total $7.0 million each year for the next five years.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 11 ("Subsequent Events").

(11) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $147.4 million. The Company had reserved $154.8 million for uncertain tax positions associated with this resolution.

(in thousands, unless otherwise noted)

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model ("2026 Revised CAT Funding Model Order"). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to each of the buyer, seller and market regulator in transactions reportable to the CAT ("executed equivalent shares"). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2025.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2025

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors’ Report

The Board of Directors of
Cboe C2 Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe C2 Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder’s equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe C2 Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	13,950
Receivables from affiliates, net		93,922
Other receivables		1,214
Total current assets		109,086
Deferred income taxes, net		2,701
Notes receivable, net		10,365
Total assets	$	122,152
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	7,296
Payables to affiliates, net		22,533
Current portion of unrecognized tax benefits		9,882
Total current liabilities		39,711
Unrecognized tax benefits		371
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		48,684
Retained earnings		33,386
Total stockholder's equity		82,070
Total liabilities and stockholder's equity	$	122,152

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(in thousands)

Revenues:	
Transaction fees	$ 204,933
Access and capacity fees	35,406
Market data fees	4,311
Regulatory fees	6,581
Total revenues	251,231
Cost of revenues:	
Liquidity payments	147,626
Routing and clearing	2,388
Regulatory fees	3,311
Royalty fees	1,533
Total cost of revenues	154,858
Revenues less cost of revenues	96,373
Operating expenses:	
Compensation and benefits	16,727
Management fee	2,571
Technology support services	3,129
Professional fees and outside services	6,059
Travel and promotional expenses	900
Facilities costs	1,081
Total operating expenses	30,467
Operating income	65,906
Non-operating income:	
Interest income	44
Income before income tax provision	65,950
Income tax provision	19,625
Net income	$ 46,325

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(in thousands)

	Common Stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ —	$ 48,684	$ 32,061	$ 80,745
Dividend to Parent	—	—	(45,000)	(45,000)
Net income	—	—	46,325	46,325
Balance at December 31, 2025	$ —	$ 48,684	$ 33,386	$ 82,070

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(in thousands)

Cash flows from operating activities:		
Net income	$	46,325
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(158)
Changes in assets and liabilities:		
Accounts receivable		(2,068)
Receivables from affiliates, net		(24,684)
Other receivables		6,934
Accounts payable and accrued liabilities		757
Section 31 fees payable		(2,568)
Payables to affiliates, net		19,585
Deferred revenue		(192)
Unrecognized tax benefits		1,069
Net cash provided by operating activities		45,000
Cash flows used in financing activities:		
Dividend to Parent		(45,000)
Net cash used in financing activities		(45,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	13,888

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. (“the Company” or “C2”), a wholly-owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is a market for the trading of exclusive options on various market indices (“index options”), as well as on non-exclusive “multi-listed” options, such as options on the stocks of individual corporations (“equity options”) and options on other exchange-traded products (“ETP options”), such as exchange-traded funds (“ETF options”), exchange-traded notes (“ETN options”), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

(in thousands, unless otherwise noted)

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order

(in thousands, unless otherwise noted)

became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 ("Commitments and Contingencies") for more information. As of December 31, 2025, the notes receivable, net balance was $10.4 million. In 2025, the Company reclassified $2.2 million to the current portion of notes receivable within other receivables within the statement of financial condition.

The following represents the changes in allowance for credit losses for the year ended December 31, 2025.

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 3,804	$ —	$ —	$ —	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 16,727
Management fee	2,571
Technology support services	3,080
Professional fees and outside services	2,060
Travel and promotional expenses	900
Facilities costs	976
	$ 26,314

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:		
Transaction fees	$	191
Access and capacity fees		136
	$	327
Cost of revenues:		
Routing and clearing fees	$	2,388
Regulatory fees		4
	$	2,392

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of various option products in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 28% of its total revenues from its largest two customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(in thousands, unless otherwise noted)

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Accounts payable	$ 6,568
Accrued liabilities	728
	$ 7,296

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Options Regulatory Fee (1)	$ 192	$ —	$ (192)	$ —
Total deferred revenue	$ 192	$ —	$ (192)	$ —

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(in thousands, unless otherwise noted)

(8) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2025:

Deferred tax assets:		
Unrecognized tax benefits	$	2,339
Allowance for credit losses		370
Investments		37
Subtotal		2,746
Valuation allowance		(37)
Total deferred tax assets	$	2,709
Deferred tax liabilities:		
Prepaid expenses		(8)
Total deferred tax liabilities		(8)
Net deferred tax assets	$	2,701

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $37 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	12,411
State		7,372
Total current tax expense		19,783
Deferred income tax benefit:		
Federal		(65)
State		(93)
Total deferred income tax benefit		(158)
Income tax provision	$	19,625

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$	10,428
State		3,460
Total income taxes paid	$	13,888

(in thousands, unless otherwise noted)

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,514
Pennsylvania		716
Others		1,230
	$	3,460

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	13,850	21.0 %
Increase (decrease) in income tax resulting from:			
Impact of federal, state, and local tax law and rate changes, net (1)		5,019	7.6 %
Effect of changes in tax laws or rates		(89)	(0.1)%
Changes in unrecognized tax benefits		785	1.2 %
Valuation allowances		(12)	0.0 %
Other adjustments		72	0.1 %
Income tax provision and effective income tax rate	$	19,625	29.8 %

(1) Illinois, New York, and New York City taxes make up the majority (greater than 50 percent) of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at December 31, 2024	$	7,349
Additions for current year tax positions		—
Additions for prior year tax positions		324
Reduction for prior year tax positions		(191)
Settlement with taxing authorities		(9)
Balance at December 31, 2025	$	7,473

As of December 31, 2025, the Company had $5.9 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months.

The Company had accrued interest and penalties of $2.8 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $0.9 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $18.7 million for income tax liabilities. Such payable is included in payables to affiliates and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal Proceedings

As of December 31, 2025, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the consolidated financial statements to not be misleading. The Company does not record liabilities when the likelihood of the liability being incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections, or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

(in thousands, unless otherwise noted)

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and

(in thousands, unless otherwise noted)

Commodity Exchange Act as well as members’ compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 (“Notes Receivable, Net”) for information on promissory notes related to the CAT.

See also Note 10 (“Subsequent Events”).

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $9.5 million. The Company had reserved $9.9 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model (“2026 Revised CAT Funding Model Order”). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to each of the buyer, seller and market regulator in transactions reportable to the CAT (“executed equivalent shares”). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association (“ASA”) and Citadel Securities, LLC (“Citadel”) filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit (“11th Circuit”). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2025.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors’ Report

The Board of Directors of
Cboe BZX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BZX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder’s equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	55,196
Receivables from affiliates, net		66,816
Other receivables		2,606
Prepaid expenses		100
Total current assets		124,718
Deferred income taxes, net		9,764
Notes receivable, net		26,006
Total assets	$	160,488
Liabilities and Stockholder’s Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	29,044
Payables to affiliates, net		39,535
Deferred revenue		298
Current portion of unrecognized tax benefits		37,393
Total current liabilities		106,270
Unrecognized tax benefits		1,143
Stockholder's equity:		
Retained earnings		53,075
Total stockholder's equity		53,075
Total liabilities and stockholder's equity	$	160,488

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(In thousands)

Revenue:	
Transaction fees	$ 796,886
Access and capacity fees	61,521
Market data fees	55,532
Regulatory fees	96,172
Other revenue	5,051
Total revenues	1,015,162
Cost of revenues:	
Liquidity payments	717,286
Routing and clearing	23,949
Regulatory fees	93,576
Royalty fees	262
Total cost of revenues	835,073
Revenues less cost of revenues	180,089
Operating expenses:	
Compensation and benefits	44,572
Management fee	6,564
Technology support services	9,068
Professional fees and outside services	13,011
Travel and promotional expenses	2,870
Facilities costs	2,464
Other expenses	18
Total operating expenses	78,567
Operating income	101,522
Non-operating income:	
Interest income	37
Income before income tax provision	101,559
Income tax provision	29,127
Net income	$ 72,432

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 60,643	$ 60,643
Dividend to Parent	(80,000)	(80,000)
Net income	72,432	72,432
Balance at December 31, 2025	$ 53,075	$ 53,075

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2025

(In thousands)

Cash flows from operating activities:		
Net income	$	72,432
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(781)
Changes in assets and liabilities:		
Accounts receivable		20,900
Receivables from affiliates, net		9,726
Other receivables		14,010
Prepaid expenses		(100)
Accounts payable and accrued liabilities		1,216
Section 31 fees payable		(67,894)
Payables to affiliates, net		29,032
Deferred revenue		(7)
Unrecognized tax benefits		1,466
Net cash provided by operating activities		80,000
Cash flows used in financing activities:		
Dividend to Parent		(80,000)
Net cash used in financing activities		(80,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Cash paid for income taxes to Parent, net	$	27,338

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. (“the Company” or “BZX”), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products (“ETPs”) and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and The Options Clearing Corporation (“OCC”), the Company’s share of distributable revenue receivable from Options Price Reporting Authority (“OPRA”), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the

(In thousands, unless otherwise noted)

related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee (“ORF”) which supports the Company’s regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue consists of listings fees and listing application fees revenue, and is recognized when received.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 (“Commitments and Contingencies”) for more information. As of December 31, 2025, the long-term notes receivable, net balance was $26.0 million. In 2025, the Company reclassified $3.9 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

(In thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 7,976	$ —	$ —	$ —	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Accounts payable	$ 28,966
Accrued liabilities	78
	$ 29,044

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm’s length basis.

The following table presents the Company’s allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 44,572
Management fee	6,564
Technology support services	7,980
Professional fees and outside services	6,118
Travel and promotional expenses	2,870
Facilities costs	2,464
	$ 70,568

The following table presents the Company’s revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:	
Transaction fees	$ 1,865
Access and capacity fees	831
Market data fees	456
	$ 3,152
Cost of revenues:	
Routing and clearing fees	$ 23,949
Regulatory fees	1,675
	$ 25,624

(In thousands, unless otherwise noted)

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities and listed equity options in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 38% of its total revenues from its largest three customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 305	$ 4,632	$ (4,639)	$ 298
Total deferred revenue	$ 305	$ 4,632	$ (4,639)	$ 298

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:	
Unrecognized tax benefits	$ 9,118
Allowance for credit losses	612
Investments	92
Other	62
Subtotal	9,884
Valuation allowance	(92)
Total deferred tax assets	$ 9,792
Deferred tax liabilities:	
Prepaid expenses	$ (28)
Total deferred tax liabilities	(28)
Net deferred tax asset	$ 9,764

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.1 million was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	18,986
State		10,922
Total current tax expense		29,908
Deferred income tax benefit		
Federal		(264)
State		(517)
Total deferred income tax benefit		(781)
Income tax provision	$	29,127

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$	20,731
State		6,607
Total cash paid for income taxes, net	$	27,338

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	3,261
Others		3,346
	$	6,607

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	21,327	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		7,453	7.4 %
Changes in tax laws or rates		(357)	(0.4)%
Cross-border tax laws		(388)	(0.4)%
Changes in unrecognized tax benefits		1,006	1.0 %
Valuation allowances		(18)	— %
Other		104	0.1 %
Income tax provision	$	29,127	28.7 %

(1) Illinois, New York, and New York City taxes make up the majority of this category.

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	24,359
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		501
Gross decreases on unrecognized tax benefits in prior period		(1,643)
Settlement with taxing authorities		(40)
Balance at December 31, 2025	$	23,177

As of December 31, 2025, the Company had $18.3 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $15.4 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $2.6 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $28.5 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency

(In thousands, unless otherwise noted)

action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

(In thousands, unless otherwise noted)

See also Note 10 ("Subsequent Events").

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $35.5 million. The Company had reserved $37.4 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model (“2026 Revised CAT Funding Model Order”). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT (“executed equivalent shares”). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association (“ASA”) and Citadel Securities, LLC (“Citadel”) filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit (“11th Circuit”). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe BYX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BYX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	6,426
Receivables from affiliates, net		50,343
Other receivables		1,419
Prepaid expenses		19
Total current assets		58,207
Deferred income taxes		4,132
Notes receivable, net		11,216
Total assets	$	73,555
Liabilities and Stockholder’s Equity		
Current liabilities:		
Accounts payable		737
Payables to affiliates, net		16,330
Deferred revenue		248
Current portion of unrecognized tax benefits		16,026
Total current liabilities		33,341
Unrecognized tax benefits		526
Stockholder's equity:		
Retained earnings		39,688
Total stockholder's equity		39,688
Total liabilities and stockholder's equity	$	73,555

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Income

Year ended December 31, 2025

(In thousands)

Revenue:	
Transaction fees	$ 54,300
Access and capacity fees	29,527
Market data fees	11,169
Regulatory fees	14,216
Total revenues	109,212
Cost of revenues:	
Liquidity payments	27,592
Routing and clearing	5,532
Regulatory fees	13,607
Total cost of revenues	46,731
Revenues less cost of revenues	62,481
Operating expenses:	
Compensation and benefits	4,092
Management fee	576
Technology support services	935
Professional fees and outside services	2,100
Travel and promotional expenses	315
Facilities costs	209
Other expenses	18
Total operating expenses	8,245
Income before income tax provision	54,236
Income tax provision	15,409
Net income	$ 38,827

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 40,861	$ 40,861
Dividend to Parent	(40,000)	(40,000)
Net income	38,827	38,827
Balance at December 31, 2025	$ 39,688	$ 39,688

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(In thousands)

Cash flows from operating activities:		
Net income	$	38,827
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(355)
Changes in assets and liabilities:		
Accounts receivable		3,383
Receivables from affiliates, net		(13,958)
Other receivables		5,260
Prepaid expenses		(19)
Accounts payable		(178)
Section 31 fees payable		(8,690)
Payables to affiliates, net		14,990
Deferred revenue		(7)
Unrecognized tax benefits		747
Net cash provided by operating activities		40,000
Cash flows used in financing activities:		
Dividend to Parent		(40,000)
Net cash used in financing activities		(40,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Cash paid for income taxes to Parent, net	$	12,581

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. ("the Company" or "BYX"), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The ultimate holding company is Cboe Global Markets, Inc. ("the Parent"). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(In thousands, unless otherwise noted)

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 8 ("Commitments and Contingencies") for more information. As of December 31, 2025, the long-term notes receivable, net balance was $11.2 million. In 2025, the Company reclassified $2.3 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

(In thousands, unless otherwise noted)

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 4,092
Management fee	576
Technology support services	662
Professional fees and outside services	499
Travel and promotional expenses	315
Facilities costs	209
	$ 6,353

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:	
Transaction fees	$ 194
Access and capacity fees	140
	$ 334
Cost of Revenues:	
Routing and clearing fees	$ 5,532
Regulatory fees	578
	$ 6,110

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 10% of its total revenues from a single customer in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 255	$ 254	$ (261)	$ 248
Total deferred revenue	$ 255	$ 254	$ (261)	$ 248

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(In thousands, unless otherwise noted)

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:		
Unrecognized tax benefits	$	3,865
Allowance for credit losses		272
Total deferred tax assets	$	4,137
Deferred tax liabilities:		
Prepaid expenses	$	(5)
Total deferred tax liabilities		(5)
Net deferred tax asset	$	4,132

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	10,318
State		5,446
Total current tax expense		15,764
Deferred income tax benefit		
Federal		(146)
State		(209)
Total deferred income tax benefit		(355)
Income tax provision	$	15,409

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal		9,872
State		2,709
Total cash paid for income taxes, net	$	12,581

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,474
Others		1,235
	$	2,709

(In thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	11,390	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		3,706	6.9 %
Changes in tax laws or rates		(137)	(0.3)%
Cross-border tax laws		(86)	(0.2)%
Changes in unrecognized tax benefits		524	1.0 %
Other		12	0.0 %
Income tax provision	$	15,409	28.4 %

(1) Illinois, New York, and New York City taxes make up the majority of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	10,685
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		225
Gross decreases on unrecognized tax benefits in prior period		(657)
Settlement with taxing authorities		(13)
Balance at December 31, 2025	$	10,240

As of December 31, 2025, the Company had $8.1 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $6.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $1.2 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $15.0 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(8) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is

(In thousands, unless otherwise noted)

believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

(In thousands, unless otherwise noted)

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 9 ("Subsequent Events").

(9) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $15.2 million. The Company had reserved $16.0 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model ("2026 Revised CAT Funding Model Order"). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT ("executed equivalent shares"). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe EDGX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	57,931
Receivables from affiliates, net		55,520
Other receivables		2,323
Prepaid expenses		61
Total current assets		115,835
Deferred income taxes, net		4,597
Notes receivable, net		27,590
Total assets	$	148,022
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	37,686
Payables to affiliates, net		29,799
Deferred revenue		288
Current portion of unrecognized tax benefits		17,599
Total current liabilities		85,372
Unrecognized tax benefits		641
Stockholder's equity:		
Additional paid-in capital		10,024
Retained earnings		51,985
Total stockholder's equity		62,009
Total liabilities and stockholder's equity	$	148,022

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Income

Year ended December 31, 2025

(In thousands)

Revenue:		
Transaction fees	$	773,541
Access and capacity fees		51,476
Market data fees		50,164
Regulatory fees		93,963
Other revenue		169
Total revenues		969,313
Cost of revenues:		
Liquidity payments		684,536
Routing and clearing		24,761
Regulatory fees		90,895
Total cost of revenues		800,192
Revenues less cost of revenues		169,121
Operating expenses:		
Compensation and benefits		66,146
Management fee		9,739
Technology support services		12,783
Professional fees and outside services		16,463
Travel and promotional expenses		4,190
Facilities costs		3,681
Other expenses		18
Total operating expenses		113,020
Operating income		56,101
Non-operating income:		
Interest income		42
Income before income tax provision		56,143
Income tax provision		15,940
Net income	$	40,203

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 10,024	$ 51,782	$ 61,806
Dividend to Parent	—	(40,000)	(40,000)
Net income	—	40,203	40,203
Balance at December 31, 2025	$ 10,024	$ 51,985	$ 62,009

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2025

(In thousands)

Cash flows from operating activities:	
Net income	$ 40,203
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income tax benefit	(372)
Changes in assets and liabilities:	
Accounts receivable	24,937
Receivables from affiliates, net	33,890
Other receivables	15,178
Prepaid expenses	(61)
Accounts payable and accrued liabilities	(18,281)
Section 31 fees payable	(71,127)
Payables to affiliates, net	14,952
Deferred revenue	(2)
Unrecognized tax benefits	683
Net cash provided by operating activities	40,000
Cash flows used in financing activities:	
Dividend to Parent	(40,000)
Net cash used in financing activities	(40,000)
Change in cash	—
Cash:	
Beginning of year	—
End of year	$ —
Supplemental disclosure of cash transactions:	
Cash paid for income taxes to Parent, net	$ 11,310

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. (“the Company” or “EDGX”), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and The Options Clearing Corporation (“OCC”), the Company’s share of distributable revenue receivable from Options Price Reporting Authority (“OPRA”), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the

(In thousands, unless otherwise noted)

related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee (“ORF”) which supports the Company’s regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue includes order-to-trade ratio fees revenue. These fees are billed in accordance with the Company’s published fees and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 (“Commitments and Contingencies”) for more information. As of December 31, 2025, the long-term notes receivable, net balance was $27.6 million. In 2025, the Company reclassified $3.1 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

(In thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 6,296	$ —	$ —	$ —	$ 6,296

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Accounts payable	$ 32,024
Accrued liabilities	5,662
	$ 37,686

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 66,146
Management fee	9,739
Technology support services	11,757
Professional fees and outside services	8,702
Travel and promotional expenses	4,190
Facilities costs	3,681
	$ 104,215

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:	
Transaction fees	$ 385
Access and capacity fees	330
	$ 715
Cost of revenues:	
Liquidity payments	$ 7
Routing and clearing fees	23,690
Regulatory fees	1,097
	$ 24,794

(In thousands, unless otherwise noted)

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities and listed equity options in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 29% of its total revenues from its largest two customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 290	$ 291	$ (293)	$ 288
Total deferred revenue	$ 290	$ 291	$ (293)	$ 288

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:	
Unrecognized tax benefits	$ 4,298
Allowance for credit losses	316
Investments	53
Subtotal	4,667
Valuation allowance	(53)
Total deferred tax assets	$ 4,614
Deferred tax liabilities:	
Prepaid expenses	$ (17)
Total deferred tax liabilities	(17)
Net deferred tax asset	$ 4,597

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.1 million was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	10,576
State		5,736
Total current tax expense		16,312
Deferred income tax benefit		
Federal		(130)
State		(242)
Total deferred income tax benefit		(372)
Income tax provision	$	15,940

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$	8,776
State		2,534
Total cash paid for income taxes, net	$	11,310

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,269
Others		1,265
	$	2,534

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	11,790	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		3,990	7.2 %
Changes in tax laws or rates		(158)	(0.3)%
Cross-border tax laws		(182)	(0.3)%
Changes in unrecognized tax benefits		457	0.8 %
Valuation allowance		(34)	(0.1)%
Other		77	0.1 %
Income tax provision	$	15,940	28.4 %

(1) Illinois, New York, and New York City taxes make up the majority of this category.

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	11,624
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		170
Gross decreases on unrecognized tax benefits in prior period		(799)
Settlement with taxing authorities		(7)
Balance at December 31, 2025	$	10,988

As of December 31, 2025, the Company had $8.7 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $7.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $1.3 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $15.6 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not

(In thousands, unless otherwise noted)

parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs’ motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC’s assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review (“PFR”) of the SEC’s May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT (“CAT RFQ Exemptive Order”) in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC’s assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel’s PFRM. On February 18, 2026, the SEC posted a response to Citadel’s PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC’s Division of Examinations and the CFTC’s Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company’s compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members’ compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company’s financial position, results of operations, liquidity or capital resources.

See also Note 3 (“Notes Receivable, Net”) for information on promissory notes related to the CAT.

(In thousands, unless otherwise noted)

See also Note 10 ("Subsequent Events").

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $16.6 million. The Company had reserved $17.6 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model (“2026 Revised CAT Funding Model Order”). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT (“executed equivalent shares”). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association (“ASA”) and Citadel Securities, LLC (“Citadel”) filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit (“11th Circuit”). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe EDGA Exchange, Inc. for the latest fiscal year ending December 31, 2025. Cboe EDGA Exchange, Inc. has no consolidated subsidiaries.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe EDGA Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGA Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	5,208
Receivables from affiliates, net		40,505
Other receivables		1,419
Prepaid expenses		27
Total current assets		47,159
Deferred income taxes		3,882
Notes receivable, net		11,891
Total assets	$	62,932
Liabilities and Stockholder’s Equity		
Current liabilities:		
Accounts payable	$	1,614
Payables to affiliates, net		13,101
Deferred revenue		250
Current portion of unrecognized tax benefits		14,903
Total current liabilities		29,868
Unrecognized tax benefits		472
Stockholder's equity:		
Retained earnings		32,592
Total stockholder's equity		32,592
Total liabilities and stockholder's equity	$	62,932

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(In thousands)

Revenue:		
Transaction fees	$	73,946
Access and capacity fees		29,223
Market data fees		12,671
Regulatory fees		11,544
Other revenue		20
Total revenues		127,404
Cost of revenues:		
Liquidity payments		61,010
Routing and clearing		4,706
Regulatory fees		10,663
Total cost of revenues		76,379
Revenues less cost of revenues		51,025
Operating expenses:		
Compensation and benefits		4,147
Management fee		590
Technology support services		1,031
Professional fees and outside services		2,060
Travel and promotional expenses		331
Facilities costs		209
Other expenses		18
Total operating expenses		8,386
Income before income tax provision		42,639
Income tax provision		11,922
Net income	$	30,717

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 36,875	$ 36,875
Dividend to Parent	(35,000)	(35,000)
Net income	30,717	30,717
Balance at December 31, 2025	$ 32,592	$ 32,592

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(In thousands)

Cash flows from operating activities:		
Net income	$	30,717
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(283)
Changes in assets and liabilities:		
Accounts receivable		3,872
Receivables from affiliates, net		(7,592)
Other receivables		5,269
Prepaid expenses		(27)
Notes receivable, net		—
Accounts payable		(1,068)
Section 31 fees payable		(8,121)
Payables to affiliates, net		11,809
Deferred revenue		(3)
Unrecognized tax benefits		427
Net cash provided by operating activities		35,000
Cash flows used in financing activities:		
Dividend to Parent		(35,000)
Net cash used in financing activities		(35,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Cash paid for income taxes to Parent, net	$	10,233

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. ("the Company" or "EDGA"), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The ultimate holding company is Cboe Global Markets, Inc. ("the Parent"). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company’s operations are included in the Parent’s income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. The Company operates under a maker-taker, tier-free fee model. Under this structure, liquidity providers receive a rebate, while liquidity takers pay a fee, all within a pricing model that does not include variable volume-based tiers. Transaction fees are calculated and billed monthly in accordance with the Company’s published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company’s published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan (“UTP”), and the Consolidated Tape Association Plan (“CTA”), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission (“SEC”) Regulation National Market System ("NMS") that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company’s published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission (“SEC”). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(In thousands, unless otherwise noted)

Other Revenue

The Company charges Cboe Netherlands Services Company B.V. ("CNSC") license fees in accordance with the Market Data Sharing Agreement that CNSC entered with Cboe affiliates, with only EDGA providing data, representing the entirety of services provided.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 8 (“Commitments and Contingencies”) for more information. As of December 31, 2025, the long-term notes receivable, net balance was $11.9 million. In 2025, the Company reclassified $2.3 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(In thousands, unless otherwise noted)

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$	4,147
Management fee		590
Technology support services		674
Professional fees and outside services		527
Travel and promotional expenses		331
Facilities costs		209
	$	6,478

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:		
Transaction fees	$	38
Access and capacity fees		179
Other revenue		20
	$	237
Cost of revenues:		
Routing and clearing fees	$	4,706
Regulatory fees		353
	$	5,059

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 21% of its total revenues from its largest two customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(In thousands, unless otherwise noted)

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 253	$ 253	$ (256)	$ 250
Total deferred revenue	$ 253	$ 253	$ (256)	$ 250

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:	
Unrecognized tax benefits	$ 3,617
Allowance for credit losses	272
Total deferred tax assets	$ 3,889
Deferred tax liabilities:	
Prepaid expenses	$ (7)
Total deferred tax liabilities	(7)
Net deferred tax asset	$ 3,882

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:	
Federal	$ 8,074
State	4,131
Total current tax expense	12,205
Deferred income tax benefit	
Federal	(84)
State	(199)
Total deferred income tax benefit	(283)
Income tax provision	$ 11,922

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$ 8,073
State	2,160
Total cash paid for income taxes, net	$ 10,233

(In thousands, unless otherwise noted)

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,153
Others		1,007
	$	2,160

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,954	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		2,914	6.9 %
Changes in tax laws or rates		(136)	(0.3)%
Cross-border tax laws		(117)	(0.3)%
Changes in unrecognized tax benefits		287	0.7 %
Other		20	— %
Income tax provision	$	11,922	28.0 %

(1) Illinois, New York, and New York City taxes make up the majority of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	9,699
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		146
Gross decreases on unrecognized tax benefits in prior period		(716)
Settlement with taxing authorities		(19)
Balance at December 31, 2025	$	9,110

As of December 31, 2025, the Company had $7.2 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $6.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $1.0 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $11.8 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(In thousands, unless otherwise noted)

(8) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

(In thousands, unless otherwise noted)

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 9 ("Subsequent Events").

(9) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $14.1 million. The Company had reserved $14.9 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model ("2026 Revised CAT Funding Model Order"). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT ("executed equivalent shares"). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe EDGA Exchange, Inc. (the "Exchange") is wholly owned by Direct Edge LLC ("Direct Edge"). Direct Edge is the sole stockholder of the Exchange and acquired its interest in the Exchange on July 22, 2010. Direct Edge exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,
2. Date of election to membership or acceptance as a participant, subscriber or other user,
3. Principal business address and telephone number,
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and
6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant / User	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing USA LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member / TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member / TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Airain Limited	6/24/2025	6/24/2025	6/24/2025	6/24/2025	NA	NA	Sponsored Participant / User	HSM Corporate Services 68 Front St, PO Box 31726 Georgetown Grand Cayman KY1-1108	44148-170-5918	Proprietary Trading
Airain Limited	6/23/2025	6/23/2025	6/23/2025	6/23/2025	NA	NA	Sponsored Participant / User	HSM Corporate Services 68 Front St, PO Box 31726 Georgetown Grand Cayman KY1-1108	44148-170-5918	Proprietary Trading
Akuna Securities LLC	9/15/2015	9/13/2024	9/13/2024	8/14/2017	2/2/2012	2/12/2015	Member / TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
All Options USA LLC	NA	NA	NA	8/8/2023	8/8/2023	NA	Member / TPH	114 W. 7th. St Suite 1200 Austin, TX 78701	512-518-4036 x109	Market Maker, Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member / TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant / User	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member / TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member / TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Atlas Diversified Master Fund, Ltd.	12/1/2025	12/1/2025	12/1/2025	12/1/2025	NA	NA	Sponsored Participant / User	444 West Lake Street 50th Floor Chicago IL. 60606	646-454-7273	
Atlas Macro Master Fund, Ltd.	11/5/2025	11/5/2025	11/5/2025	11/5/2025	NA	NA	Sponsored Participant / User	444 West Lake Street 50th Floor Chicago IL. 60606	646-454-7273	
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member / TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member / TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
BEC Capital, LLC	11/1/2022	11/1/2022	11/1/2022	11/1/2022	NA	NA	Sponsored Participant / User	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
BEC Capital, LLC	8/15/2024	8/15/2024	8/15/2024	8/15/2024	NA	NA	Sponsored Participant / User	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
Belvedere Trading LLC	11/1/2011	NA	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member / TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
Bernstein Institutional Services LLC	3/1/2024	3/1/2024	3/1/2024	3/1/2024	NA	NA	Member / TPH	1345 Avenue of the Americas New York, NY 10105	212-823-2896	Public Customer Business
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member / TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member / TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant / User	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant / User	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	NA	NA	NA	NA	Member / TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
Blueshift Asset Management LLC	2/6/2026	2/6/2026	2/6/2026	2/6/2026	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7467	
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member / TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member / TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant / User	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant / User	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member / TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member / TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
BTIG, LLC	11/28/2023	11/28/2023	11/28/2023	11/28/2023	NA	NA	Sponsored Participant / User	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Proprietary Trading
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member / TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant / User	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	NA	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member / TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member / TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Casey Securities LLC	NA	NA	NA	11/11/2021	6/24/2024	NA	Member / TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member / TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member / TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/1/2022	NA	NA	11/1/2022	NA	NA	Sponsored Participant / User	27 Union Square West 4th Floor New York, NY 10003	646-597-6146	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member / TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member / TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member / TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member / TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street LLC	3/21/2023	3/21/2023	3/21/2023	3/21/2023	NA	NA	Sponsored Participant / User	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street LLC	8/14/2024	8/14/2024	8/14/2024	8/14/2024	NA	NA	Sponsored Participant / User	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	12/10/2024	12/12/2024	Member / TPH	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member / TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant / User	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	3/6/2023	NA	NA	Member / TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member / TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
CTC, LLC	3/15/2018	NA	NA	3/19/2024	3/25/1998	3/3/2011	Member / TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cumberland DRW LLC	NA	NA	NA	3/23/2026	NA	NA	Sponsored Participant / User	540 West Madison Suite 2500 Chicago, IL 60661	212-313-3928	
Curvature Securities LLC	8/9/2024	8/9/2024	8/9/2024	8/9/2024	NA	NA	Member / TPH	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Curvature Securities LLC	4/21/2025	4/21/2025	4/21/2025	4/21/2025	NA	NA	Sponsored Participant / User	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member / TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Direct Alpha LLC	10/31/2022	10/31/2022	10/31/2022	10/31/2022	NA	NA	Sponsored Participant / User	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
DriveWealth, LLC	3/6/2025	3/6/2025	3/6/2025	3/6/2025	NA	NA	Member / TPH	28 Liberty Street 50th Floor New York, NY 10005	332-215-6681	Proprietary Trading, Public Customer Business, Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	2/2/2026	2/2/2026	Member / TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading; Cboe-Electronic Execution; C2- Broker
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant / User	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant / User	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	1/8/2025	1/8/2025	1/8/2025	2/2/2026	2/2/2026	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member / TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant / User	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant / User	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	4/10/2026	4/10/2026	4/10/2026	4/10/2026	8/30/2021	NA	Member / TPH	425 S Financial Place Suite 2800 Chicago, IL 60605	312-878-6785	Market Maker, Proprietary Trading
DV Equities, LLC	10/20/2025	10/20/2025	10/20/2025	10/20/2025	NA	NA	Sponsored Participant / User	425 S Financial Place Suite 2800 Chicago, IL 60605	312-878-6785	
Dynamex Trading LLC	NA	NA	NA	NA	10/12/2023	NA	Member / TPH	11 Broadway, Suite 360 New York, NY 10004	646-827-6074	Electronic Execution, Transact Business with the Public
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member / TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Erudite Trading LLC	1/7/2025	NA	NA	11/22/2024	11/2/2023	7/19/2024	Member / TPH	800 Brickell Avenue Suite 200-201 Miami, FL 33131	786-957-7710	Proprietary Trading, Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member / TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
FCF Securities and Derivatives LLC	3/24/2026	NA	NA	NA	NA	NA	Member / TPH	425 S Financial Place Suite 1575 Chicago, IL 60605	312-663-2405	Qualified Contingent Trade reporting and equity execution services
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member / TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Flow Traders U.S. LLC	NA	NA	NA	10/12/2022	NA	NA	Sponsored Participant / User	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member / TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
FR Trading LLC	NA	NA	NA	NA	6/1/2023	NA	Member / TPH	225 Liberty Street, 30th Floor New York, NY 10281	212-393-1420	Market Maker, Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member / TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member / TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Glendale Securities LLC	7/9/2024	7/9/2024	7/9/2024	7/9/2024	NA	NA	Member / TPH	15233 Ventura Blvd, Suite 712 Sherman Oaks, CA 91403	818-907-1505	Market Maker, Proprietary Trading, Public, Customer Business
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member / TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member / TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member / TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Pier Fintech LLC	NA	NA	NA	8/25/2022	NA	NA	Member / TPH	245 Summer Street Boston, MA 02210	617-392-2773	Public Customer Business
Group One Trading LLC	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member / TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	10/25/2022	10/25/2022	10/25/2022	10/25/2022	NA	NA	Sponsored Participant / User	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	NA	NA	Member / TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant / User	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant / User	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member / TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member / TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member / TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member / TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
iFAST Securities US Corporation	NA	NA	NA	2/18/2026	NA	NA	Member / TPH	18 South 2nd Street #126 San Jose CA. 95113	669-242-5999	Plblic Customer Business, Clearing Services Order Routing and Self Clearing
IMC Chicago, LLC d/b/a IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member / TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/25/2023	NA	NA	NA	NA	NA	Sponsored Participant / User	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Securities LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member / TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member / TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Intelligent Cross LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant / User	Soundview Plaza, Suite 700 R 1266 E. Main St. Stamford, CT 06905	212-621-9640	
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member / TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member / TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member / TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member / TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	12/13/2022	12/13/2022	11/9/2018	5/2/2005	1/2/2019	Member / TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant / User	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member / TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jefferies LLC	1/23/2025	1/23/2025	1/23/2025	1/23/2025	NA	NA	Sponsored Participant / User	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jump Execution, LLC	6/27/2022	6/27/2022	6/27/2022	6/27/2022	NA	NA	Member / TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8327	Market Maker, Proprietary Trading, Agency Execution
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	8/13/2025	Member / TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8777	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member / TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member / TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Lakewood Trading LLC	4/22/2024	NA	NA	NA	NA	NA	Sponsored Participant / User	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	312-612-1041	Proprietary Trading
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member / TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member / TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	4/25/2025	4/25/2025	4/25/2025	4/25/2025	NA	NA	Sponsored Participant / User	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Latour Trading LLC	9/13/2024	9/13/2024	9/13/2024	9/13/2024	NA	NA	Sponsored Participant / User	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Leerink Partners LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member / TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Lime Trading Corp.	4/15/2024	4/15/2024	4/15/2024	4/15/2024	NA	NA	Sponsored Participant / User	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member / TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Marex Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member / TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member / TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Maven Global Markets Trading LLP	NA	NA	NA	NA	7/18/2022	3/19/2026	Member / TPH	444 W. Lake Street, Suite 4650 Chicago, IL 60606	44 203 856 9310	Market Maker
MBX Clearing LLC	NA	NA	NA	NA	8/15/2022	NA	Member / TPH	38955 Hills Tech Drive Farmington Hills, MI 48331	248-987-7427	Proprietary Trading
MD Vanilla B.V. dba Maverick Derivatives	NA	NA	NA	NA	9/1/2022	NA	Member / TPH	Strawinskylann 377 Amsterdam, 1077XX Netherlands	31 20 238 4192	Proprietary Trading
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	NA	NA	4/25/1973	NA	Member / TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Millennium International Management LP	10/28/2025	10/28/2025	10/28/2025	10/28/2025	NA	NA	Sponsored Participant / User	399 Park Avenue New York, NY 10022	212-320-1051	
Mirae Asset Securities (USA) Inc.	10/12/2022	NA	NA	9/11/2024	NA	NA	Member / TPH	810 7th Avenue New York, NY 10019	646-968-2035	Market Maker, Public Customer Business, Clearing Services, Proprietary Trading
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member / TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member / TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	7/25/2025	NA	NA	NA	Member / TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member / TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member / TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member / TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Nova Prospect Rise Ltd.	3/9/2026	3/9/2026	3/9/2026	3/9/2026	NA	NA	Sponsored Participant / User	1st Floor, IFC 5, The Esplanade St Helier, Jersey JE2 3BY	44 7721544556	
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member / TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	4/25/2023	NA	Member / TPH	1 N Dearborn Street 8th Floor Chicago, IL 60602	312-260-3044	Electronic Execution, Transact Business with the Public
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member / TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optimal Market Technologies, LLC	5/14/2026	NA	NA	5/14/2026	NA	NA	Member / TPH	One World Trade Center Suite 47M New York, NY 10007	646-804-7928	Public Customer Business
Optiver US, LLC	6/15/2009	1/9/2025	1/9/2025	5/30/2018	6/1/2005	9/24/2010	Member / TPH	130 E Randolph Street Suite 800 Chicago, IL 60601	312-821-9500	Market Maker
Optiver US, LLC	9/19/2025	9/19/2025	9/19/2025	9/19/2025	NA	NA	Sponsored Participant / User	130 E Randolph Street Suite 800 Chicago, IL 60601	312-821-9500	
Orbit Securities LP	12/12/2024	12/12/2024	12/12/2024	12/12/2024	NA	NA	Sponsored Participant / User	3909 Pappys Way Austin, TX 78730	312-485-1824	Proprietary Trading
Oscar Gruss & Son Incorporated	8/7/2017	7/10/2025	NA	NA	NA	NA	Member / TPH	10 East 53rd Street 17th Floor New York, NY 10022	212-419-4000	Agency
ParX Trading LLC	10/1/2024	NA	NA	NA	NA	NA	Member / TPH	675 W. 59th Street Suite 1010 New York, NY 10019	646-808-0390	Proprietary Trading Market Maker
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member / TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member / TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member / TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member / TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member / TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Point72 Asset Management LP	1/20/2026	1/20/2026	1/20/2026	1/20/2026	NA	NA	Sponsored Participant / User	72 Cummings Point Rd Stamford, CT 06902	646-569-8211	Proprietary Trading
Point72 Asset Management LP	8/22/2024	8/22/2024	8/22/2024	8/22/2024	NA	NA	Sponsored Participant / User	72 Cummings Point Rd Stamford, CT 06902	646-569-8211	Proprietary Trading
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member / TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member / TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member / TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
QTrade Capital Partners LLC	7/12/2022	7/12/2022	7/12/2022	7/12/2022	NA	NA	Sponsored Participant / User	240 North Avenue West, Suite 301 Westfield, NJ 07090	908-232-5692	Proprietary Trading
Quantbot Technologies LP	8/29/2025	8/29/2025	8/29/2025	8/29/2025	NA	NA	Sponsored Participant / User	505 5th Avenue, 6th Floor New York NY 10017	646-461-6098	
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant / User	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member / TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Qube Research & Technologies Limited	7/8/2022	7/8/2022	12/13/2022	12/13/2022	NA	NA	Sponsored Participant / User	21 Palmer Street 7th Floor London SW1H 0AD	44-20-7072-2960	
Qube Research & Technologies Limited	3/19/2026	3/19/2026	3/19/2026	3/19/2026	NA	NA	Sponsored Participant / User	9 Bressenden Place, London, SW1E5BY	44 20 7072 2960	
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
Radix Trading LLC	NA	NA	NA	3/26/2025	NA	NA	Sponsored Participant / User	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	5/10/2024	5/10/2024	5/10/2024	5/10/2024	NA	NA	Sponsored Participant / User	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member / TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC CMA LLC	4/30/2024	4/30/2024	4/30/2024	4/30/2024	NA	NA	Sponsored Participant / User	200 Vesey Street New York, NY 10281	212-618-2506	
Redburn (USA) LLC dba Rothschild & Co | Redburn	NA	NA	8/8/2024	NA	NA	NA	Member / TPH	461 Fifth Avenue 15th Floor New York, NY 10017	212-803-7303	Introducing Broker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member / TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member / TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member / TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member / TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant / User	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant / User	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member / TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	9/26/2022	7/12/2022	9/26/2022	9/26/2022	NA	NA	Sponsored Participant / User	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member / TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member / TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member / TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
SpeedTrader Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
SpiderRock EXS LLC	NA	NA	NA	NA	3/12/2024	NA	Member / TPH	300 S. Riverside Plaza Suite 2350 Chicago, IL 60606	312-256-9618	Electronic Execution, Transact Business with the Public
Squarepoint Ops LLC	2/24/2026	2/24/2026	2/24/2026	2/24/2026	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	9/4/2024	9/4/2024	9/4/2024	9/4/2024	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	1/23/2023	1/23/2023	1/23/2023	1/23/2023	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	NA	Member / TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
STG Securities, LLC	10/22/2025	NA	NA	10/22/2025	11/10/2025	11/10/2025	Member / TPH	250 W 55th Street New York, NY 10019	646-868-1753	Proprietary Trading (options), Market Maker (options)

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member / TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Summit Securities Group LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member / TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Sumo Capital, LLC	NA	NA	NA	NA	3/3/2008	NA	Member / TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
Sunrise Futures LLC	11/17/2023	NA	NA	NA	NA	NA	Sponsored Participant / User	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	773-457-8067	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
TD Securities (USA) LLC	11/22/2024	11/22/2024	11/22/2024	11/22/2024	10/17/2025	10/17/2025	Member / TPH	One Vanderbilt Avenue New York, NY 10017	646-562-1074	Public Customer, Clearing Services, Firm Proprietary, Transact Business wih the Public, Electronic execution,
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member / TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant / User	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member / TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
Tower Principal Markets LLC	9/7/2023	9/7/2023	9/7/2023	9/7/2023	4/10/2024	5/28/2025	Member / TPH	111 Coleman Blvd, Suite 404 Mount Pleasant, SC 29464	843-606-0603	Proprietary Trading, Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member / TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member / TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeUp Securities Inc.	NA	NA	NA	2/6/2023	NA	NA	Member / TPH	101 Eisenhower Parkway Roseland, NJ 07068	973-228-9871	Trading and execution for clients
TradeZero America Inc.	NA	NA	NA	9/14/2021	8/1/2024	NA	Member / TPH	67 35th Street, Suite #B450 Brooklyn, NY 11232	718-7409-4925	Electronic Execution; Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	11/16/2022	NA	Member / TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency; Electronic Execution, Transact Business with the Public
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member / TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member / TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member / TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member / TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	4/22/2026	4/22/2026	4/22/2026	4/22/2026	11/5/2021	NA	Member / TPH	199 Water Street 8th Floor New York, NY 10038	732-848-0095 x107	Proprietary Trading, Public Customer Business, Clearing Services
Velocity Clearing, LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant / User	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	10/3/2022	NA	Member / TPH	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member / TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant / User	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member / TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member / TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member / TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Vitesse Capital Limited	8/28/2025	8/28/2025	8/28/2025	8/28/2025	NA	NA	Sponsored Participant / User	148/13 Tower Road Siliema, Malta Siliema SLM1604	44203-621-0363	
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member / TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member / TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member / TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member / TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member / TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Cboe Exchange, Inc. does not list or trade any "listed equity securities," as such term is defined in Rule 600(b)(51) of Regulation NMS. The only securities listed and traded on Chicago Board Options Exchange, Inc. are "listed options" as such term is defined in Rule 600(b)(52) of Regulation NMS.

Symbol	Description
Attachment to Exhibit N: List of Securities Admitted to Unlisted Trading Privileges on Cboe BYX Exchange, Inc. as of June 15, 2026	
A	AGILENT TECHNOLOGIES INC COM
AA	ALCOA CORP COM
AAA	INVESTMENT MANAGERS SER TR II ALTE ACC CLO ETF
AAAA	Amplius Aggressive Asset Allocation ETF
AAAC	COLUMBIA ETF TR I AAA CLO ETF
AAAD	PGIM ETF TR AAA CLO AGGREGAT
AAAU	Goldman Sachs Physical Gold ETF Shares
AACB	ARTIUS II ACQUISITION INC SHS CL A
AACBR	ARTIUS II ACQUISITION INC RT EXP 112729
AACBU	ARTIUS II ACQUISITION INC UNIT EXP 112729
AACG	ATA CREATIVITY GLOBAL SPONSORED ADS
AACI	ARMADA ACQUISITION CORP III ORD SHS CL A
AACIU	ARMADA ACQUISITION CORP III UNIT EXP 021331
AACIW	ARMADA ACQUISITION CORP III WT EXP 021331
AACO	ABONY ACQUISITION CORP I ORD SHS CL A
AACOU	ABONY ACQUISITION CORP I UNIT EXP 012931
AACOW	ABONY ACQUISITION CORP I WT EXP 012931
AACP	APOGEE ACQUISITION CORP ORD SHS CL A
AACPR	APOGEE ACQUISITION CORP RT EXP 032731
AACPU	APOGEE ACQUISITION CORP UNIT EXP 032731
AACPW	APOGEE ACQUISITION CORP WT EXP 032731
AADR	ADVISORSHARES TR DORSEY WRIGT ADR
AADX	APPLIED AEROSPACE & DEFENSE COMMON STOCK
AAEQ	EA SERIES TRUST ALPHA ARCHITECT
AAL	AMERICAN AIRLINES GROUP INC COM
AALG	THEMES ETF TR LEVERAGE SHS 2X
AAME	ATLANTIC AMERN CORP COM
AAMI	ACADIAN ASSET MANAGEMENT INC COM
AAOG	Leverage Shares 2X Long AAOI Daily ETF
AAOI	APPLIED OPTOELECTRONICS INC COM

AAON	AAON INC COM PAR $0.004
AAOX	Tradr 2X Long AAOI Daily ETF
AAP	ADVANCE AUTO PARTS INC COM
AAPB	GRANITESHARES ETF TR 2X LONG AAPL ETF
AAPD	DIREXION SHARES ETF TRUST DAILY AAPL BR 1X
AAPG	ASCENTAGE PHARMA GROUP INTL SPONSORED ADS
AAPL	APPLE INC COM
AAPR	Innovator Equity Defined Protection ETF - 2 Yr to April 2028
AAPU	DIREXION SHARES ETF TRUST DLY AAPL BULL 2X
AAPW	Roundhill AAPL WeeklyPay ETF
AAPX	T-Rex 2X Long Apple Daily Target ETF
AAPY	Kurv Yield Premium Strategy Apple (AAPL) ETF
AARD	AARDVARK THERAPEUTICS INC COM
AAT	AMERICAN ASSETS TR INC COM
AAUA	Alpha Architect US Equity 3 ETF
AAUC	ALLIED GOLD CORP COM NEW
AAUM	Tema Alternative Asset Managers ETF
AAUS	EA SERIES TRUST ALPHA ARCHITECT
AAVM	EA SERIES TRUST ALPHA ARCHITECT
AAXJ	ISHARES TR MSCI AC ASIA ETF
AB	ALLIANCEBERNSTEIN HLDG L P UNIT LTD PARTN
ABAT	AMERICAN BATTERY TECHNOLOGY COM NEW
ABBV	ABBVIE INC COM
ABCB	AMERIS BANCORP COM
ABCL	ABCELLERA BIOLOGICS INC COM
ABCS	EA SERIES TRUST ALPHA BLUE CAP
ABEO	ABEONA THERAPEUTICS INC COM NEW
ABEQ	UNIFIED SER TR ABSLUTE SELCT VL
ABEV	AMBEV SA SPONSORED ADR
ABFL	Abacus FCF ETF Trust
ABG	ASBURY AUTOMOTIVE GROUP INC COM
ABI	VICTORY PORTFOLIOS II PIONEER ASSET
ABIG	EA SERIES TRUST ARGE LAR CAP ETF
ABLD	Abacus FCF ETF Trust

ABLG	Abacus FCF ETF Trust
ABLS	Abacus FCF Small Cap Leaders ETF
ABLV	ABLE VIEW GLOBAL INC CL B ORD SHS
ABLVW	ABLE VIEW GLOBAL INC WT EXP 081828
ABM	ABM INDS INC COM
ABNB	AIRBNB INC COM CL A
ABNG	THEMES ETF TR LEVERAGE SHS 2X
ABNY	TIDAL TRUST II YIELD ABNB ETF
ABOS	ACUMEN PHARMACEUTICALS INC COM
ABOT	Abacus FCF ETF Trust
ABR	ARBOR REALTY TRUST INC COM
ABR-D	ARBOR REALTY TRUST INC 6.375% SR D PFD
ABR-E	ARBOR REALTY TRUST INC 6.25% CUM PFD E
ABR-F	ARBOR REALTY TRUST INC 6.25 FX FT PFD F
ABSI	ABSCI CORPORATION COM
ABT	ABBOTT LABORATORIES COM
ABTC	AMERICAN BITCOIN CORP. COM CL A
ABTS	ABITS GROUP INC SHS NEW
ABUF	Aptus Laddered Buffer ETF
ABUS	ARBUTUS BIOPHARMA CORP COM
ABVC	ABVC BIOPHARMA INC COM NEW
ABVX	ABIVAX SA SPONSORED ADS
ABX	ABACUS GLOBAL MGMT INC CL A
ABXB	Abacus Flexible Bond Leaders ETF
ABXL	ABACUS GLOBAL MGMT INC CAL NT 28
ACA	ARCOSA INC COM
ACAA	AVERIN CAP ACQUISITION CORP ORD SHS CL A
ACAAU	AVERIN CAP ACQUISITION CORP UNIT EXP 013031
ACAAW	AVERIN CAP ACQUISITION CORP WT EXP 123132
ACAD	ACADIA PHARMACEUTICALS INC COM
ACB	AURORA CANNABIS INC COM
ACCL	ACCO GROUP HLDGS LTD ORD SHS CL A
ACCO	ACCO BRANDS CORP COM
ACCS	ACCESS NEWSWIRE INC COM NEW

ACDC	PROFRAC HLDG CORP CLASS A COM
ACEI	INNOVATOR ETFS TRUST EQUI AUTO IN ETF
ACEL	ACCEL ENTERTAINMENT INC COM CL A1
ACEP	EA SERIES TRUST ARS CORE EQTY
ACES	ALPS ETF TR CLEAN ENERGY
ACET	ADICET BIO INC COM NEW
ACFN	ACORN ENERGY INC COM NEW
ACGC	ACP HOLDINGS ACQUISITION CORP CL A
ACGCU	ACP HOLDINGS ACQUISITION CORP UNIT EXP 033031
ACGCW	ACP HOLDINGS ACQUISITION CORP WT EXP 033031
ACGL	ARCH CAP GROUP LTD ORD
ACGLN	ARCH CAP GROUP LTD 4.550% DEP PFD G
ACGLO	ARCH CAP GROUP LTD 5.45% PFD SER F
ACGO	Hartford Alpha Capture Growth ETF
ACGR	AMERICAN CENTY ETF TR LARG CA GROW ETF
ACH	ACCENDRA HEALTH INC COM
ACHC	ACADIA HEALTHCARE COMPANY INC COM
ACHR	ARCHER AVIATION INC COM CL A
ACHR+	ARCHER AVIATION INC WT EXP 091626
ACHV	ACHIEVE LIFE SCIENCE INC COM
ACI	ALBERTSONS COMPANIES INC COMMON STOCK
ACIC	AMERICAN COASTAL INS CORP COM
ACII	INNOVATOR ETFS TRUST INDE AUT INC ETF
ACIO	Aptus Collared Investment Opportunity ETF
ACIU	AC IMMUNE SA SHS
ACIW	ACI WORLDWIDE INC COM
ACKY	TIDAL TRUST III VIST TA ACKT ETF
ACLC	AMERICAN CENTY ETF TR LARG CA EQUI ETF
ACLO	TCW ETF TRUST AAA CLO ETF
ACLS	AXCELIS TECHNOLOGIES INC COM NEW
ACM	AECOM COM
ACMR	ACM RESH INC COM CL A
ACN	ACCENTURE PLC IRELAND SHS CLASS A
ACNB	ACNB CORP COM

ACNT	ASCENT INDUSTRIES CO COM
ACOG	ALPHA COGNITION INC COM NEW
ACON	ACLARION INC COM NEW
ACONW	ACLARION INC WT EXP 042127
ACP	ABRDN INCOME CREDIT STRATEGIES COM
ACP-A	ABRDN INCOME CREDIT STRATEGIES 5.250% PER PFD A
ACR	ACRES COMMERCIAL REALTY CORP COM NEW
ACR-C	ACRES COMMERCIAL REALTY CORP 8.625% CUM PFD C
ACR-D	ACRES COMMERCIAL REALTY CORP 7.875 CUM PFD D
ACRE	ARES COML REAL ESTATE CORP COM
ACRS	ACLARIS THERAPEUTICS INC COM
ACRV	ACRIVON THERAPEUTICS INC COMMON STOCK
ACSG	American Century Small Cap Growth Insights ETF
ACSI	Tidal Trust I
ACSV	American Century Small Cap Value Insights ETF
ACT	ENACT HLDGS INC COM
ACTG	ACACIA RESH CORP ACACIA TCH COM
ACTS	FIS TR TACTICAL EQUITY
ACTU	ACTUATE THERAPEUTICS INC COM
ACU	ACME UTD CORP COM
ACV	VIRTUS DIVERSIFIED INCM & CONV COM
ACVA	ACV AUCTIONS INC COM CL A
ACVF	ETF OPPORTUNITIES TRUST AMERICAN CONSER
ACVT	RBB FUND TRUST ADVENT CONV BD
ACVU	Hartford Alpha Capture Value ETF
ACWI	ISHARES TR MSCI ACWI ETF
ACWV	iShares MSCI Global Min Vol Factor ETF
ACWX	ISHARES TR MSCI ACWI EX US
ACXP	ACURX PHARMACEUTICALS INC COM NEW
ACYN	FIRST TR EXCHANGE-TRADED FD VEST LADDERED
ACYS	FIRST TR EXCHANGE-TRADED FD VEST LAD AUT ETF
AD	ARRAY DIGITAL INFRASTRUCTURE I COM
ADAC	AMERICAN DRIVE ACQUISITION CO USD CL A ORD SHS
ADACU	AMERICAN DRIVE ACQUISITION CO UNIT EXP 120430

ADACW	AMERICAN DRIVE ACQUISITION CO WT EXP 020631
ADAG	ADAGENE INC ADS
ADAM	ADAMAS TRUST INC. COM
ADAMG	ADAMAS TRUST INC. CAL 30
ADAMH	ADAMAS TRUST INC. CAL 30
ADAMI	ADAMAS TRUST INC. NT 29
ADAML	ADAMAS TRUST INC. 6.875% PFD SER F
ADAMM	ADAMAS TRUST INC. 7.875% SER E PFD
ADAMN	ADAMAS TRUST INC. 8% RED PFD D
ADAMO	ADAMAS TRUST INC. CAL 31
ADAMZ	ADAMAS TRUST INC. 7% SER G PFD
ADBE	ADOBE INC COM
ADBG	THEMES ETF TR LEVERAGE SHS 2X
ADBU	DIREXION SHARES ETF TRUST DAILY ADBE BULL
ADC	AGREE RLTY CORP COM
ADC-A	AGREE RLTY CORP 4.250% DEP PFD A
ADCT	ADC THERAPEUTICS SA SHS
ADDS	ETF OPPORTUNITIES TRUST HEDGEYE INDEX
ADEA	ADEIA INC COM
ADFI	Anfield Dynamic Fixed Income ETF
ADGM	ADAGIO MED HLDGS INC COM
ADI	ANALOG DEVICES INC COM
ADIL	ADIAL PHARMACEUTICALS INC COM NEW
ADIV	GUINNESS ATKINSON FDS ASIA PACIFIC DIV
ADM	ARCHER DANIELS MIDLAND CO COM
ADMA	ADMA BIOLOGICS INC COM
ADME	Aptus Drawdown Managed Equity ETF
ADNT	ADIENT PLC ORD SHS
ADP	AUTOMATIC DATA PROCESSING INC COM
ADPT	ADAPTIVE BIOTECHNOLOGIES CORP COM
ADPV	SERIES PORTFOLIOS TR ADAPTIV SELECT
ADSE	ADS TEC ENERGY PLC SHS
ADSEW	ADS TEC ENERGY PLC WT EXP
ADSK	AUTODESK INC COM

ADT	ADT INC DEL COM
ADTN	ADTRAN HOLDINGS INC COM
ADTX	ADITXT INC CON NEW
ADUR	ADURO CLEAN TECHNOLOGIES INC COM NEW
ADUS	ADDUS HOMECARE CORP COM
ADV	ADVANTAGE SOLUTIONS INC COM NEW CL A
ADVB	ADVANCED BIOMED INC COM NEW
ADVE	MATTHEWS INTL FDS ASIA DIVID ETF
ADX	ADAMS DIVERSIFIED EQUITY FD COM
ADXN	ADDEX THERAPEUTICS LTD SPONSORED ADS
AEAQ	ACTIVATE ENERGY ACQUISIT CORP CL A ORD SHS
AEAQU	ACTIVATE ENERGY ACQUISIT CORP UNIT EXP 111030
AEAQW	ACTIVATE ENERGY ACQUISIT CORP WT EXP 111030
AEBI	AEBI SCHMIDT HLDG AG COM
AEC	ANFIELD ENERGY INC COM NEW
AEE	AMEREN CORP COM
AEF	ABRDN EMERGING MARKETS EX CHIN COM
AEFC	AEGON FUNDING COMPANY LLC NT 49
AEG	AEGON LTD AMER REG 1 CERT
AEHL	ANTELOPE ENTERPRISE HLDGS LTD SHS NEW CL A
AEHR	AEHR TEST SYS COM
AEI	ALSET INC COM NEW
AEIS	ADVANCED ENERGY INDS COM
AEM	AGNICO EAGLE MINES LTD COM
AEMD	AETHLON MED INC COM NEW
AEMS	Anfield Enhanced Market ETF
AENT	ALLIANCE ENTERTAINMENT HOLDING COM CLASS A
AENTW	ALLIANCE ENTERTAINMENT HOLDING WT EXP 021128
AEO	AMERICAN EAGLE OUTFITTERS INC COM
AEON	AEON BIOPHARMA INC CL A NEW
AEP	AMERICAN ELEC PWR CO INC COM
AER	AERCAP HOLDINGS NV SHS
AERO	GRUPO AEROMEXICO SAB DE CV SPONSORED ADS
AERT	AERIES TECHNOLOGY INC CL A ORD SHS

AERTW	AERIES TECHNOLOGY INC WT EXP 110628
AES	AES CORP COM
AESI	ATLAS ENERGY SOLUTIONS INC COM NEW
AESPU	AEON ACQUISITION I CORP UNIT EXP 013031
AESR	Anfield U.S. Equity Sector Rotation ETF
AETH	BITWISE FUNDS TRUST TRENDWISE ETHER
AEVA	AEVA TECHNOLOGIES INC COM NEW
AEXA	AMERICAN EXCEPTIONALISM ACQUIS ORD CL A
AEYE	AUDIOEYE INC COM NEW
AFB	ALLIANCEBERNSTEIN NATL MUN INM COM
AFBI	AFFINITY BANCSHARES INC COM
AFCG	ADVANCED FLOWER CAP INC COM
AFG	AMERICAN FINANCIAL GROUP INC COM
AFGB	AMERICAN FINANCIAL GROUP INC 5.875 SB NT 59
AFGC	AMERICAN FINANCIAL GROUP INC 5.125% FXD 59
AFGD	AMERICAN FINANCIAL GROUP INC 5.625% SB DEB 60
AFGE	AMERICAN FINANCIAL GROUP INC DEB SUB 60
AFGR	FIRST TR EXCHNG TRADED FD VIII ACTIVE FACTOR LA
AFIF	Anfield Universal Fixed Income ETF
AFIX	ALLSPRING EXCHANGE TRADED FUND BROA MARK BD ETF
AFJK	AIMEI HEALTH TECHNOLOGY CO LTD SHS
AFJKR	AIMEI HEALTH TECHNOLOGY CO LTD RT EXP 111728
AFJKU	AIMEI HEALTH TECHNOLOGY CO LTD UNIT EX 111728
AFK	VANECK ETF TRUST AFRICA INDEX ETF
AFL	AFLAC INC COM
AFLG	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR LGCP
AFMC	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR MDCP
AFOS	EA SERIES TRUST ARS FO OP ST ETF
AFRI	FORAFRIC GLOBAL PLC ORDINARY SHARES
AFRIW	FORAFRIC GLOBAL PLC WT EXP 060927
AFRM	AFFIRM HLDGS INC COM CL A
AFRU	T-REX 2X Long AFRM Daily Target ETF
AFSC	ABRDN FDS FOCU U S SMA ETF
AFSM	FIRST TR EXCHNG TRADED FD VIII ACTV FCTR SMCP

AFYA	AFYA LTD CL A COM
AG	FIRST MAJESTIC SILVER CORP COM
AGBK	AGI INC COM SHS CL A
AGCC	AGENCIA COML SPIRITS LTD USD CL A ORD SHS
AGCO	AGCO CORP COM
AGD	ABRDN GLOBAL DYNAMIC DIVIDEND COM
AGEM	ABRDN FDS EMER MKTS DI ETF
AGEN	AGENUS INC COM NEW
AGG	ISHARES TR CORE US AGGBD ET
AGGA	EA SERIES TRUST EA ASTORIA DYNMC
AGGH	SIMPLIFY EXCHANGE TRADED FUNDS AGGREGATE BD ETF
AGGS	HARBOR ETF TRUST DISCI BD ETF
AGGY	WISDOMTREE TR YIELD ENHANCD US
AGI	ALAMOS GOLD INC COM CL A
AGIG	ABUNDIA GLOBAL IMPACT GROUP COM SHS
AGIO	AGIOS PHARMACEUTICALS INC COM
AGIQ	TIDAL TRUST I SOFI AGENTIC AI
AGIX	KRANESHARES TRUST PUBLIC-PRIVATE A
AGL	AGILON HEALTH INC COM NEW
AGM	FEDERAL AGRIC MTG CORP CL C
AGM.A	FEDERAL AGRIC MTG CORP CL A
AGMB	AGOMAB THERAPEUTICS NV SPONSORED ADS
AGM-D	FEDERAL AGRIC MTG CORP 5.7% NCUM PFD D
AGM-E	FEDERAL AGRIC MTG CORP 5.750 NCUM PFD E
AGM-F	FEDERAL AGRIC MTG CORP 5.25 NCUM PFD F
AGM-G	FEDERAL AGRIC MTG CORP 4.875% PER PFD G
AGMH	AGM GROUP HOLDINGS INC CL A ORG SHS NEW
AGM-H	FEDERAL AGRIC MTG CORP 6.5 NON CUM SR H
AGMI	THEMES ETF TR SILVER MINER ETF
AGM-I	FEDERAL AGRIC MTG CORP 6.875 NON CUM PF
AGNC	AGNC INVT CORP COM
AGNCL	AGNC INVT CORP 7.75% DP PFD G
AGNCM	AGNC INVT CORP 6.875 DEP REP D
AGNCN	AGNC INVT CORP CUM 1/1000 7% C

AGNCO	AGNC INVT CORP 6.5% DP SH PFD E
AGNCP	AGNC INVT CORP 6.12 DP SH PFD F
AGNCZ	AGNC INVT CORP 8.75 DEP PF SR H
AGNG	GLOBAL X FDS AGING POPULATION
AGNT	AGNT INC COM
AGO	ASSURED GUARANTY LTD COM
AGOX	STARBOARD INVT TR ADAPTIVE ALPHA
AGPU	AXE COMPUTE INC COM NEW
AGQ	PROSHARES TR II ULTRA SILVER NEW
AGQI	FIRST TR EXCHNG TRADED FD VIII ACTIVE GLOBAL
AGRH	ISHARES U S ETF TR INT RATE HGD U S
AGRO	ADECOAGRO S A COM
AGRW	ALLSPRING EXCHANGE TRADED FUND LT LARGE GRW ETF
AGRZ	AGROZ INC. USD ORD SHS
AGX	ARGAN INC COM
AGYS	AGILYSYS INC COM
AGZ	ISHARES TR AGENCY BOND ETF
AGZD	WISDOMTREE TR INTRST RATE HDGE
AHCO	ADAPTHEALTH CORP COMMON STOCK
AHD	GRANITESHARES ETF TR AUTOCALLABLE
AHG	AKSO HEALTH GROUP ADS
AHL-D	ASPEN INSURANCE HOLDINGS LTD PFD SHS
AHL-E	ASPEN INSURANCE HOLDINGS LTD DP SH 1/1000 PFD
AHL-F	ASPEN INSURANCE HOLDINGS LTD DEP SHS REP PFD
AHLT	AMERICAN BEACON SELECT FUNDS AHL TREND ETF
AHMA	AMBITIONS ENTERPRISE MGMT CO. USD CL A ORD SHS
AHR	AMERICAN HEALTHCARE REIT INC COM SHS
AHRT	AH RLTY TR INC COM
AHRT-A	AH RLTY TR INC 6.75% CUM PFD A
AHT	ASHFORD HOSPITALITY TR INC COM NEW
AHT-D	ASHFORD HOSPITALITY TR INC PFD D 8.45%CUM
AHT-F	ASHFORD HOSPITALITY TR INC PFD CUM SER F
AHT-G	ASHFORD HOSPITALITY TR INC PFD SER G
AHT-H	ASHFORD HOSPITALITY TR INC 7.50% CUM PFD H

AHT-I	ASHFORD HOSPITALITY TR INC 7.5% PFD SER I
AHYB	AMERICAN CENTY ETF TR SELE HIGH YI ETF
AI	C3 AI INC CL A
AIA	ISHARES TR ASIA 50 ETF
AIAI	AIAI HOLDINGS CORP COM CL A
AIB	BLOCKCHAIN DIGITAL INFRSTR INC COM
AIBD	DIREXION SHARES ETF TRUST DAIL AI BEAR ETF
AIBU	DIREXION SHARES ETF TRUST DAIL AI BULL ETF
AIBZ	BITZERO HOLDINGS INC COM
AIDX	20/20 BIOLABS INC ORD SHS
AIEQ	AMPLIFY ETF TR AMPLIFY AI POWER
AIFA	ALL IN FUTURETECH ALLIANCE INC COM
AIFC	AI FINL CORP COM
AIFD	TCW ETF TRUST ARTIF INTEL ETF
AIFF	FIREFLY NEUROSCIENCE INC COM
AIFU	AIFU INC USD CL A ORD SHS
AIG	AMERICAN INTL GROUP INC COM NEW
AIHS	SENMIAO TECHNOLOGY LTD COM SHS
AII	AMERICAN INTEGRITY INS GROUP I COM
AIIA	AI INFRASTRUCTURE ACQUISI ORD SHS CL A
AIIA^	AI INFRASTRUCTURE ACQUISI RT EXP
AIIA=	AI INFRASTRUCTURE ACQUISI UNIT
AIIO	ROBO.AI INC. ORD SHS CL B
AIIOW	ROBO.AI INC. WT EXP 111127
AIIR	AIR GLOBAL PLC SHS
AIM	AIM IMMUNOTECH INC COM NEW
AIMD	AINOS INC COM NEW
AIMDW	AINOS INC WT EXP 072927
AIMS	SERIES PORTFOLIOS TR ACUITAS SML CAP
AIN	ALBANY INTL CORP CL A
AINP	ALLSPRING EXCHANGE TRADED FUND INCOME PLUS ETF
AINT	TIDAL TRUST I FINQ DLR AI ETF
AIO	VIRTUS ARTIFICIAL INTELLIGENCE COM
AIOO	AllianzIM U.S. Equity Buffer100 Protection ETF

AIOS	AIOS TECHNOLOGY INC CL A COM SHS
AIOT	POWERFLEET INC COM
AIP	ARTERIS INC COM
AIPI	ETF OPPORTUNITIES TRUST REX AI EQUIT ETF
AIPO	TIDAL TRUST II DEFIA AI PWR ETF
AIQ	GLOBAL X FDS ARTIFICIAL ETF
AIQD	BANK MONTREAL MEDIUM CAL LKD 46
AIQU	BANK MONTREAL MEDIUM CAL LKD 46
AIR	AAR CORP COM
AIRE	REALPHA TECH CORP COM
AIRG	AIRGAIN INC COM
AIRI	AIR INDS GROUP COM
AIRJ	AIRJOULE TECHNOLOGIES CORP CL A
AIRJW	AIRJOULE TECHNOLOGIES CORP WT EXP 031529
AIRO	AIRO GROUP HLDGS INC COM
AIRR	FIRST TR EXCHANGE TRADED FD VI RBA INDL ETF
AIRS	AIRSCULPT TECHNOLOGIES INC COM
AIRT	AIR T INC COM
AIRTP	AIR T FDG NT 49
AIS	TIDAL TRUST III VIST ARTI IN ETF
AISP	AIRSHIP AI HLDGS INC COM
AISPW	AIRSHIP AI HLDGS INC WT EXP 122128
AIT	APPLIED INDL TECHNOLOGIES INC COM
AIUP	TIDAL TRUST I FINQ FIRST U.S.
AIV	APARTMENT INVT & MGMT CO CL A
AIVC	AMPLIFY ETF TR BLOOMBERG AI EQQ
AIVI	WISDOMTREE TR INTERNTNL AI ENH
AIVL	WISDOMTREE TR US AI ENHANCED
AIXC	AIXCRYPTO HOLDINGS INC COM
AIXI	XIAO-I CORP SPONSORED ADS
AIYY	TIDAL TRUST II YIELDMAX AI OPT
AIZ	ASSURANT INC COM
AIZN	ASSURANT INC 5.25% CAL NT 61
AJAN	Innovator Equity Defined Protection ETF - 2 Yr to January 2028

AJG	GALLAGHER ARTHUR J & CO COM
AJUL	Innovator Equity Defined Protection ETF - 2 Yr to July 2026
AKA	A K A BRANDS HLDG CORP COM SHS
AKAF	ETF SER SOLUTIONS THE FRONTIER ECO
AKAM	AKAMAI TECHNOLOGIES INC COM
AKAN	AKANDA CORP COM
AKBA	AKEBIA THREAPEUTICS INC COM
AKO.A	EMBOTELLADORA ANDINA S A SPON ADR A
AKO.B	EMBOTELLADORA ANDINA S A SPON ADR B
AKR	ACADIA RLTY TR COM SH BEN INT
AKRE	PROFESIONALLY MANAGED PORTFOLI AKRE FOCUS ETF
AKTS	AKTIS ONCOLOGY INC COM
AKTX	AKARI THERAPEUTICS PLC SPONSORED ADR
ALAB	ASTERA LABS INC COM
ALAI	THE ALGER ETF TRUST AI ENABLERS ADOP
ALAR	ALARUM TECHNOLOGIES LTD SPONSORD ADS NEW
ALB	ALBEMARLE CORP COM
ALB-A	ALBEMARLE CORP 7.25% DEP SHS A
ALBG	THEMES ETF TR LEVERAGE SHS 2X
ALBT	AVALON GLOBOCARE CORP COM
ALC	ALCON AG ORD SHS
ALCO	ALICO INC COM
ALDB	Aptus Laddered Deep Buffer ETF
ALDF	ALDEL FINL II INC CL A
ALDFU	ALDEL FINL II INC UNIT EXP 092631
ALDFW	ALDEL FINL II INC WT EXP 092631
ALDX	ALDEYRA THERAPEUTICS INC COM
ALEC	ALECTOR INC COM
ALF	CENTURION ACQUISITION CORP SHS CL A
ALFUU	CENTURION ACQUISITION CORP UNIT EXP 053132
ALFUW	CENTURION ACQUISITION CORP WT EXP 053132
ALG	ALAMO GROUP INC COM
ALGM	ALLEGRO MICROSYSTEMS INC COM
ALGN	ALIGN TECHNOLOGY INC COM

ALGS	ALIGOS THERAPEUTICS INC COM NEW
ALGT	ALLEGIANT TRAVEL CO COM
ALH	ALLIANCE LAUNDRY HLDGS INC COM
ALHC	ALIGNMENT HEALTHCARE INC COM
ALIL	EA SERIES TRUST ARGENT FOCUSED
ALIS	CALISA ACQUISITION CORP ORD SHS
ALISR	CALISA ACQUISITION CORP RT EXP 091130
ALISU	CALISA ACQUISITION CORP UNITS EXP 091130
ALIT	ALIGHT INC COM CL A
ALK	ALASKA AIR GROUP INC COM
ALKS	ALKERMES PLC SHS
ALKT	ALKAMI TECHNOLOGY INC COM
ALL	ALLSTATE CORP COM
ALL-B	ALLSTATE CORP SUB DEB 53
ALLE	ALLEGION PLC ORD SHS
ALL-H	ALLSTATE CORP 5.1% DP SH PFD H
ALL-I	ALLSTATE CORP 4.75% DP SH PF I
ALL-J	ALLSTATE CORP 7.375% DEP PFD J
ALLO	ALLOGENE THERAPEUTICS INC COM
ALLR	ALLARITY THERAPEUTICS INC COM
ALLT	ALLOT LTD SHS
ALLW	SSGA ACTIVE TR SST BRIDGEWATER
ALLY	ALLY FINL INC COM
ALM	ALMONTY INDS INC COM NEW
ALMR	ALAMAR BIOSCIENCES INC COMMON STOCK
ALMS	ALUMIS INC COM
ALMU	AELUMA INC COM
ALNT	ALLIENT INC COM
ALNY	ALNYLAM PHARMACEUTICALS INC COM
ALOT	ASTRONOVA INC COM
ALOV	ALDABRA 4 LQDTY OPP VEH INC CL A ORD SHS
ALOVU	ALDABRA 4 LQDTY OPP VEH INC UNIT EXP 122330
ALOVW	ALDABRA 4 LQDTY OPP VEH INC WT EXP 122330
ALOY	REALLOYS INC COM

ALP	ALPHA COMPUTE CORP SHS NEW
ALPS	ALPS GROUP INC ORD SHS
ALRG	ALLSPRING EXCHANGE TRADED FUND LT LARGE CORE ET
ALRM	ALARM COM HLDGS INC COM
ALRS	ALERUS FINL CORP COM
ALSN	ALLISON TRANSMISSION HLDGS INC COM
ALT	ALTIMMUNE INC COM NEW
ALTG	ALTA EQUIPMENT GROUP INC COMMON STOCK
ALTG-A	ALTA EQUIPMENT GROUP INC 10% DP SHS PFD A
ALTI	ALTI GLOBAL INC CL A
ALTL	PACER FDS TR LUNT LRG CP ALTR
ALTO	ALTO INGREDIENTS INC COM
ALTY	GLOBAL X FDS ALTERNATIVE INCM
ALUB	ALUSSA ENERGY ACQUISIT CORP II ORD SHS CL A
ALUB+	ALUSSA ENERGY ACQUISIT CORP II WT EXP
ALUB=	ALUSSA ENERGY ACQUISIT CORP II UNIT
ALV	AUTOLIV INC COM
ALVO	ALVOTECH ORDINARY SHARES
ALVOW	ALVOTECH WT EXP
ALX	ALEXANDERS INC COM
ALXO	ALX ONCOLOGY HLDGS INC COM
ALZN	ALZAMEND NEURO INC COM NEW 2025
AM	ANTERO MIDSTREAM CORP COM
AMA	TIDAL TRUST II DEFI DA AMAT ETF
AMAL	AMALGAMATED FINANCIAL CORP COM
AMAN	AMANAT ACQUISITION CORP CL A ORD
AMAT	APPLIED MATLS INC COM
AMAU	Leverage Shares 2X Long AMAT Daily ETF
AMAX	STARBOARD INVT TR ADAPTIVE HDGD MU
AMBA	AMBARELLA INC SHS
AMBO	AMBOW ED HLDG LTD SPONSORED ADS
AMBP	ARDAGH METAL PACKAGING S A SHS
AMBQ	AMBIQ MICRO INC COMMON STOCK
AMBR	AMBER INTL HLDG LTD SPON ADS NEW

AMC	AMC ENTMT HLDGS INC CL A NEW
AMCI	AMC ROBOTICS CORP COM SHS
AMCR	AMCOR PLC COM NEW
AMCX	AMC GLOBAL MEDIA INC CL A
AMD	ADVANCED MICRO DEVICES INC COM
AMDD	DIREXION SHARES ETF TRUST DLY AMD BEAR 1X
AMDG	THEMES ETF TR LEVERAGE SHARES
AMDL	GRANITESHARES ETF TR GRANITE 2X LONG
AMDW	Roundhill AMD WeeklyPay ETF
AMDY	TIDAL TRUST II YIE AMD INC ETF
AME	AMETEK INC COM
AMG	AFFILIATED MANAGERS GROUP COM
AMGN	AMGEN INC COM
AMH	AMERICAN HOMES 4 RENT CL A
AMH-G	AMERICAN HOMES 4 RENT 5.875% CUM PFD G
AMH-H	AMERICAN HOMES 4 RENT 6.25% CUM PFD H
AMID	EA SERIES TRUST ARGENT MID CAP
AMIX	AUTONOMIX MED INC COM NEW
AMJB	JPMORGAN CHASE FINL CO LLC CAL LKD 44
AMKL	Defiance Daily Target 2X Long AMKR ETF
AMKR	AMKOR TECHNOLOGY INC COM
AMLP	ALPS ETF TR ALERIAN MLP
AMLX	AMYLYX PHARMACEUTICALS INC COM
AMN	AMN HEALTHCARE SVCS INC COM
AMOD	ALPHA MODUS HLDGS INC CL A NEW
AMODW	ALPHA MODUS HLDGS INC WT EXP 121329
AMOM	EXCHANGE LISTED FDS TR QRAFT AI US MMTM
AMP	AMERIPRISE FINL INC COM
AMPG	AMPLITECH GROUP INC COM NEW
AMPGR	AMPLITECH GROUP INC RT EXP 071826 A
AMPGZ	AMPLITECH GROUP INC RT EXP 112026 B
AMPH	AMPHASTAR PHARMACEUTICALS INC COM
AMPL	AMPLITUDE INC COM CL A
AMPU	Defiance Daily Target 2X Long AMPX ETF

AMPX	AMPRIUS TECHNOLOGIES INC COMMON STOCK
AMPX+	AMPRIUS TECHNOLOGIES INC WT EXP 091427
AMPY	AMPLIFY ENERGY CORP NEW COM
AMR	ALPHA METALLURGICAL RESOUR INC COM
AMRC	AMERESCO INC CL A
AMRN	AMARIN CORP PLC SPONSORED ADR
AMRX	AMNEAL PHARMACEUTICALS INC COM STK CL A
AMRZ	AMRIZE LTD SHS
AMS	AMERICAN SHARED HOSPITAL SVCS COM
AMSC	AMERICAN SUPERCONDUCTOR CORP SHS NEW
AMSF	AMERISAFE INC COM
AMSS	AMASS BRANDS INC COM SHS
AMST	AMESITE INC COM NEW
AMT	AMERICAN TOWER CORP COM
AMTB	AMERANT BANCORP INC CL A
AMTD	AMTD IDEA GROUP SPON ADS
AMTM	AMENTUM HOLDINGS INC COM
AMTX	AEMETIS INC COM NEW
AMUB	UBS AG LONDON BRANCH ETRA AL ML IN 18
AMUN	ABRDN FDS ULTRA SHORT ETF
AMUU	DIREXION SHARES ETF TRUST DLY AMD BULL 2X
AMWL	AMERICAN WELL CORP COM CL A NEW
AMX	AMERICA MOVIL SAB DE CV SPON ADS RP CL B
AMYY	GRANITESHARES ETF TR YIELDBOOST AMD
AMZA	ETFIS SER TR I INFRAC ACT MLP
AMZD	DIREXION SHARES ETF TRUST DLY AMZN BEAR 1X
AMZE	AMAZE HOLDINGS INC COM
AMZN	AMAZON COM INC COM
AMZO	Tradr 2X Short AMZN Daily ETF
AMZP	Kurv Yield Premium Strategy Amazon (AMZN) ETF
AMZU	DIREXION SHARES ETF TRUST DLY AMZN BULL 2X
AMZW	Roundhill AMZN WeeklyPay ETF
AMZY	TIDAL TRUST II YIELD AMZN ETF
AMZZ	GRANITESHARES ETF TR 2X LONG AMZN ETF

AN	AUTONATION INC COM
ANAB	ANAPTYSBIO INC COM
ANDE	ANDERSONS INC COM
ANDG	ANDERSEN GROUP INC CL A
ANEL	TIDAL TRUST II DEFIANCE DLY TRG
ANET	ARISTA NETWORKS INC COM SHS
ANEW	PROSHARES TR MSCI TRANFRMTNAL
ANF	ABERCROMBIE & FITCH CO CL A
ANG-D	AMERICAN NATIONAL GROUP INC NON CUM PFD SE D
ANGH	ANGHAMI INC ORD SHS
ANGHW	ANGHAMI INC WT EXP 020327
ANGI	ANGI INC CL A NEW
ANGL	VANECK ETF TRUST FALLEN ANGEL HG
ANGO	ANGIODYNAMICS INC COM
ANGX	ANGEL STUDIOS INC CL A COM
ANIK	ANIKA THERAPEUTICS INC COM
ANIP	ANI PHARMACEUTICALS INC COM
ANIX	ANIXA BIOSCIENCES INC COM
ANL	ADLAI NORTYE LTD SPONSORED ADS
ANNA	ALEANNA INC COM CL A
ANNAW	ALEANNA INC WT EXP 121329
ANNX	ANNEXON INC COM
ANPA	RICH SPARKLE HOLDINGS LIMITED SHS
ANRO	ALTO NEUROSCIENCE INC COM SHS
ANSC	AGRICULTURE & NAT SOL ACQ CORP SHS CL A
ANSCU	AGRICULTURE & NAT SOL ACQ CORP UNIT
ANSCW	AGRICULTURE & NAT SOL ACQ CORP WT EXP 100128
ANTA	ANTALPHA PLATFORM HLDG CO SHS CL A
ANTX	AN2 THERAPEUTICS INC COM
ANV	GRANITESHARES ETF TR AUTOCALLABLE NV
ANVS	ANNOVIS BIO INC COM
ANY	SPHERE 3D CORP NEW COM SHS
AOA	ISHARES TR CORE 80 20 ETF
AOCT	Innovator Equity Defined Protection ETF - 2 Yr to October 2026

AOD	ABRDN TOTAL DYNAMIC DIVIDEND COM SH BEN INT
AOHY	ANGEL OAK FUNDS TRUST HIGH YIE OPP ETF
AOK	ISHARES TR CORE 30 70 ETF
AOM	ISHARES TR CORE 40 MODE ETF
AOMD	ANGEL OAK MORTGAGE REIT INC CAL 30
AOMN	ANGEL OAK MORTGAGE REIT INC NT 29
AOMR	ANGEL OAK MORTGAGE REIT INC COM
AON	AON PLC SHS CL A
AOR	ISHARES TR CORE 60 BALA ETF
AORT	ARTIVION INC COM
AOS	SMITH A O CORP COM
AOSL	ALPHA & OMEGA SEMICONDUCTOR LT SHS
AOTG	EA SERIES TRUST AOT GRWT AND INV
AOTS	EA SERIES TRUST AOT SFTWRE PLATF
AOUT	AMERICAN OUTDOOR BRANDS INC COM
AP	AMPCO-PITTSBURG CORP COM
APA	APA CORPORATION COM
APAC	STONEBRIDGE ACQUISITION II COR CL A SHS
APACR	STONEBRIDGE ACQUISITION II COR RT EXP 090930
APACU	STONEBRIDGE ACQUISITION II COR UNIT EXP 090930
APAM	ARTISAN PARTNERS ASSET MGMT I CL A
APC	ARKO PETE CORP CL A COM
APCB	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE CR
APD	AIR PRODUCTS AND CHEMICALS INC COM
APDB	Aptus April Deep Buffer ETF
APEI	AMERICAN PUB ED INC COM
APG	API GROUP CORP COM STK
APGE	APOGEE THERAPEUTICS INC COM
APH	AMPHENOL CORP CL A
APHU	T-REX 2X Long APH Daily Target ETF
API	AGORA INC ADS
APIE	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE EQ
APLD	APPLIED DIGITAL CORP COM NEW
APLE	APPLE HOSPITALITY REIT INC COM NEW

APLM	APOLLOMICS INC SHS NEW CL A
APLMW	APOLLOMICS INC WT EXP 040128
APLU	ALLSPRING EXCHANGE TRADED FUND CORE PLUS ETF
APLX	Tradr 2X Long APLD Daily ETF
APLY	TIDAL TRUST II YIELDMAX AAPL
APLZ	Tradr 2X Short APLD Daily ETF
APM	APTORUM GROUP LIMITED CL A ORD SHS NEW
APMCU	AMPERCAP ACQUISITION CO UNIT EXP 052231
APMU	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE MN
APO	APOLLO GLOBAL MGMT INC COM
APO-A	APOLLO GLOBAL MGMT INC SER A MAND CNV
APOC	Innovator Equity Defined Protection ETF - 6mo Apr/Oct
APOG	APOGEE ENTERPRISES INC COM
APOS	APOLLO GLOBAL MGMT INC NT 7.625% 53
APP	APPLOVIN CORP COM CL A
APPF	APPFOLIO INC COM CL A
APPN	APPIAN CORP CL A
APPS	DIGITAL TURBINE INC COM NEW
APPX	INVESTMENT MANAGERS SER TR II TRADR 2X LONG
APRB	Aptus April Buffer ETF
APRE	APREA THERAPEUTICS INC COM NEW
APRH	Innovator Premium Income 20 Barrier ETF - April
APRJ	Innovator Premium Income 30 Barrier ETF - April
APRP	PGIM S&P 500 Buffer 12 ETF - April
APRT	AllianzIM U.S. Equity Buffer10 Apr ETF
APRW	AllianzIM U.S. Equity Buffer20 Apr ETF
APRZ	Elevation Series Trust
APT	ALPHA PRO TECH LTD COM
APTV	APTIV PLC COM SHS
APUE	TRUST FOR PROFESSIONAL MANAGER ACTIVEPASSIVE US
APUR	APERTURE AC USD CL A ORD SHS
APURR	APERTURE AC RT EXP 050631
APUS	APIMEDS PHARMACEUTICALS US INC COM SHS
APVO	APTEVO THERAPEUTICS INC COM SHS NEW

APWC	ASIA PACIFIC WIRE & CABLE CORP ORD
APXM	FT Vest U.S. Equity Max Buffer ETF - April
APXT	APEX TREAS CORP ORD SHS CL A
APXTU	APEX TREAS CORP UNIT EXP 100730
APXTW	APEX TREAS CORP WT EXP 100730
APYX	APYX MEDICAL CORPORATION COM
AQB	AQUABOUNTY TECHNOLOGIES INC COM
AQEC	AQE Core ETF
AQLG	ETF OPPORTUNITIES TRUST HCM LRGE CAP GRW
AQLT	iShares MSCI Global Quality Factor ETF
AQMS	AQUA METALS INC COM NEW
AQN	ALGONQUIN POWER & UTILITIES CO COM
AQNB	ALGONQUIN POWER & UTILITIES CO SUB NT A 19
AQST	AQUESTIVE THERAPEUTICS INC COM
AQWA	GLOBAL X FDS CLEAN WTR ETF
AR	ANTERO RESOURCES CORP COM
ARAI	ARRIVE AI INC COM NEW
ARAY	ACCURAY INC DEL COM
ARB	ALTSHARES TRUST MERGER ARBITRAGE
ARBB	ARB IOT GROUP LTD ORD SHS NEW
ARBE	ARBE ROBOTICS LTD ORDINARY SHARES
ARBEW	ARBE ROBOTICS LTD WT EXP
ARBK	ARGO BLOCKCHAIN PLC SPONSORED ADS
ARCB	ARCBEST CORP COM
ARCC	ARES CAPITAL CORP COM
ARCI	ARCHIMEDES TECH SPAC PTNRS III ORD SHS
ARCIU	ARCHIMEDES TECH SPAC PTNRS III UNIT EXP 012331
ARCIW	ARCHIMEDES TECH SPAC PTNRS III WT EXP 012331
ARCL	ARC GROUP ACQUISITION I CORP CL A ORD SHS
ARCLR	ARC GROUP ACQUISITION I CORP RT EXP 042131
ARCLU	ARC GROUP ACQUISITION I CORP UNIT EXP 040131
ARCLW	ARC GROUP ACQUISITION I CORP WT EXP 040131
ARCM	Arrow Reserve Capital Management ETF
ARCO	ARCOS DORADOS HLDGS INC SHS CLASS -A -

ARCT	ARCTURUS THERAPEUTICS HLDGS COM
ARCX	Tradr 2X Long ACHR Daily ETF
ARDC	ARES DYNAMIC CR ALLOCATION FD COM
ARDT	ARDENT HEALTH INC COM
ARDX	ARDELYX INC COM
ARE	ALEXANDRIA REAL ESTATE EQ INC COM
AREC	AMERICAN RES CORP CL A
AREN	THE ARENA GROUP HOLDINGS INC COM
ARES	ARES MANAGEMENT CORPORATION CL A COM STK
ARES-B	ARES MANAGEMENT CORPORATION 6.75 SE B PFD
ARGT	GLOBAL X FDS GB MSCI AR ETF
ARGX	ARGENX SE SPONSORED ADR
ARHS	ARHAUS INC COM CL A
ARI	APOLLO COML REAL ESTATE FIN COM
ARIS	ARIS MINING CORPORATION COM
ARKB	ARK 21Shares Bitcoin ETF
ARKD	ARK DIET Q1 Buffer ETF
ARKF	ARK Blockchain & Fintech Innovation ETF
ARKG	ARK Genomic Revolution ETF
ARKI	ARK DIET Q2 Buffer ETF
ARKK	ARK Innovation ETF
ARKO	ARKO CORP COM
ARKQ	ARK Autonomous Technology & Robotics ETF
ARKR	ARK RESTAURANTS CORP COM
ARKT	ARK DIET Q4 Buffer ETF
ARKW	ARK Next Generation Internet ETF
ARKX	ARK Space & Defense Innovation ETF
ARL	AMERICAN RLTY INVS INC COM
ARLI	AllianzIM International Equity Buffer15 Uncapped Apr ETF
ARLO	ARLO TECHNOLOGIES INC COM
ARLP	ALLIANCE RESOURCE PARTNERS L P UT LTD PART
ARLU	AllianzIM U.S. Equity Buffer15 Uncapped Apr ETF
ARM	ARM HOLDINGS PLC SPONSORED ADS
ARMG	THEMES ETF TR LEVERAGE SHARES

ARMH	PRECIDIAN ETFS TR ARM HLD PLC ADR
ARMK	ARAMARK COM
ARMP	ARMATA PHARMACEUTICALS INC COM
ARMW	Roundhill ARM WeeklyPay ETF
ARMY	TEMA ETF TRUST INTL DEFENSE ETF
AROC	ARCHROCK INC COM
AROW	ARROW FINL CORP COM
ARP	ADVISORS INNER CIRCLE FD II PMV ADAPTIVE RSK
ARQ	ARQ INC COM
ARQQ	ARQIT QUANTUM INC COM NEW
ARQQW	ARQIT QUANTUM INC WT EXP 090326
ARQT	ARCUTIS BIOTHERAPEUTICS INC COM
ARR	ARMOUR RESIDENTIAL REIT INC COM SHS
ARR-C	ARMOUR RESIDENTIAL REIT INC 7% SER C CUM PFD
ARRY	ARRAY TECHNOLOGIES INC COM SHS
ARTC	ART TECHNOLOGY ACQUISITION COR USD CL A ORD SHS
ARTCU	ART TECHNOLOGY ACQUISITION COR UNIT EXP 121930
ARTCW	ART TECHNOLOGY ACQUISITION COR WT EXP 121930
ARTL	ARTELO BIOSCIENCES INC COM
ARTNA	ARTESIAN RES CORP CL A
ARTV	ARTIVA BIOTHERAPEUTICS INC COM
ARTW	ARTS WAY MFG INC COM
ARTY	ISHARES TR FUTU AI TECH ETF
ARVN	ARVINAS INC COM
ARVR	FIRST TR EXCHANGE-TRADED FD II INDXX METAVERSE
ARW	ARROW ELECTRS INC COM
ARWG	Archer Growth ETF
ARWR	ARROWHEAD PHARMACEUTICALS INC COM
ARX	ACCELERANT HOLDINGS CL A
ARXS	ARXIS INC CL A COM
AS	AMER SPORTS INC COM SHS
ASA	ASA GOLD AND PRECIOUS MTLS LMT SHS
ASAN	ASANA INC CL A
ASB	ASSOCIATED BANC-CORP COM

ASBA	ASSOCIATED BANC-CORP NT 33
ASB-E	ASSOCIATED BANC-CORP DEP SHS PFD E
ASB-F	ASSOCIATED BANC-CORP 5.625 DP PF SR F
ASBP	ASPIRE BIOPHARMA HLDGS INC COM
ASBPW	ASPIRE BIOPHARMA HLDGS INC WT EXP 021430
ASC	ARDMORE SHIPPING CORP COM
ASCE	ALLSPRING EXCHANGE TRADED FUND SMID CORE ETF
ASCI	ABRDN FDS INTL SMALL CAP A
ASD	ETF SER SOLUTIONS DEFNC AUTM IMPCT
ASEA	GLOBAL X FDS GBL X FTSE ETF
ASEC	AMERICAN CENTY ETF TR SECURITIZED CR
ASG	LIBERTY ALL-STAR GROWTH FD INC COM
ASGI	ABRDN GLOBAL INFRA INCOME FUND COM SHS BEN INT
ASGM	VIRTUS ETF TR II ALPH GL MACR ETF
ASH	ASHLAND INC COM
ASHR	DBX ETF TR XTRACK HRVST CSI
ASHS	DBX ETF TR XTRACK CSI 500 A
ASIA	MATTHEWS INTL FDS PACIFIC TIGER AC
ASIC	ATEGRITY SPECIALTY IN CO HO COM
ASIX	ADVANSIX INC COM
ASLE	AERSALE CORPORATION COM
ASLV	ALLSPRING EXCHANGE TRADED FUND SPECIAL LARG VAL
ASM	AVINO SILVER & GOLD MINES LTD COM
ASMB	ASSEMBLY BIOSCIENCES INC COM NEW
ASMF	VIRTUS ETF TR II ALPHASIMPLEX MNG
ASMG	THEMES ETF TR LEVERAGE SHARES
ASMH	PRECIDIAN ETFS TR ASML HLD NV ADR
ASML	ASML HLDG NV N Y REGISTRY SHS
ASMU	DIREXION SHARES ETF TRUST DAILY ASML BULL
ASND	ASCENDIS PHARMA A/S ORD SHS
ASO	ACADEMY SPORTS & OUTDOORS INC COM
ASPC	A SPAC III ACQUISITION CORP ORD SHS CL A
ASPCR	A SPAC III ACQUISITION CORP RT EXP 010226
ASPCU	A SPAC III ACQUISITION CORP UNIT EXP 021529

ASPI	ASP ISOTOPES INC COM
ASPN	ASPEN AEROGELS INC COM
ASPS	ALTISOURCE PORTFOLIO SOLUTIONS SHS NEW
ASPSW	ALTISOURCE PORTFOLIO SOLUTIONS WT EXP 043032
ASPSZ	ALTISOURCE PORTFOLIO SOLUTIONS WT EXP 040229
ASR	GRUPO AEROPORTUARIO DEL SUREST SPON ADR SER B
ASRT	ASSERTIO HOLDINGS INC COM NEW
ASRV	AMERISERV FINL INC COM
ASST	STRIVE INC CL A COM
ASTC	ASTROTECH CORP COM
ASTE	ASTEC INDS INC COM
ASTH	ASTRANA HEALTH INC COM NEW
ASTI	ASCENT SOLAR TECHNOLOGIES INC COM NEW
ASTL	ALGOMA STL GROUP INC COM
ASTLW	ALGOMA STL GROUP INC WT EXP 101926
ASTN	Defiance Daily Target 2X Short ASTS ETF
ASTS	AST SPACEMOBILE INC COM CL A
ASTX	Tradr 2X Long ASTS Daily ETF
ASTY	Defiance Daily Target 2X Long ASTS ETF
ASUP	T-REX 2X Long ASTS Daily Target ETF
ASUR	ASURE SOFTWARE INC COM
ASX	ASE TECHNOLOGY HLDG CO LTD SPONSORED ADS
ASYS	AMTECH SYS INC COM PAR $0.01N
ATAI	ATAIBECKLEY INC COM SHS
ATAT	ATOUR LIFESTYLE HLDGS LTD SPONSORED ADS
ATC	GRANITESHARES ETF TR AUTOCALLABLE
ATCH	ATLASCLEAR HOLDINGS INC COM SHS
ATCL	REX ETF TR AUTOCALLABLE IN
ATCX	ATLAS CRITICAL MINERALS CORP ORD SHS NEW
ATEC	ALPHATEC HLDGS INC COM NEW
ATEN	A10 NETWORKS INC COM
ATER	ATERIAN INC COM NEW
ATEX	ANTERIX INC COM
ATFV	THE ALGER ETF TRUST 35 ETF

ATGL	ALPHA TECHNOLOGY GROUP LIMITED SHS CL A
ATH-A	ATHENE HOLDING LTD 6.35%DEP 1/1000
ATH-B	ATHENE HOLDING LTD 5.625 DP SH PF B
ATH-D	ATHENE HOLDING LTD 4.875% DEP PFD D
ATHE	ALTERITY THERAPEUTICS LTD SPONSORED ADS
ATH-E	ATHENE HOLDING LTD 7.75%DP RT PFD E
ATHM	AUTOHOME INC SP ADS RP CL A
ATHR	AETHER HLDGS INC NEW COM NEW
ATHS	ATHENE HOLDING LTD CAL NT 64
ATI	ATI INC COM
ATII	ARCHIMEDES TECH SPAC PARTNERS ORD SHS
ATIIU	ARCHIMEDES TECH SPAC PARTNERS UNIT EXP 101529
ATIIW	ARCHIMEDES TECH SPAC PARTNERS WT EXP 101529
ATKR	ATKORE INC COM
ATLC	ATLANTICUS HOLDINGS CORP COM
ATLCL	ATLANTICUS HOLDINGS CORP CAL NT 26
ATLCP	ATLANTICUS HOLDINGS CORP 7.625% PER PFD B
ATLCZ	ATLANTICUS HOLDINGS CORP NT 29
ATLN	ATLANTIC INTL CORP COM
ATLO	AMES NATL CORP COM
ATLX	ATLAS LITHIUM CORP COM NEW
ATMP	iPath Select MLP ETN
ATMU	ATMUS FILTRATION TECHNOLOGIES COM
ATNI	ATN INTL INC COM
ATNM	ACTINIUM PHARMACEUTICALS INC COM
ATO	ATMOS ENERGY CORP COM
ATOM	ATOMERA INC COM
ATOS	ATOSSA THERAPEUTICS INC COM
ATPC	AGAPE ATP CORP COM NEW
ATR	APTARGROUP INC COM
ATRA	ATARA BIOTHERAPEUTICS INC COM NEW
ATRC	ATRICURE INC COM
ATRO	ASTRONICS CORP COM
ATS	ATS CORPORATION COM

ATTR	Arin Tactical Tail Risk ETF
ATXG	ADDENTAX GROUP CORP COM NEW
ATYR	ATYR PHARMA INC COM NEW
AU	ANGLOGOLD ASHANTI PLC COM SHS
AUAU	GLOBAL X FDS GOLD MINERS ETF
AUB	ATLANTIC UN BANKSHARES CORP COM
AUB-A	ATLANTIC UN BANKSHARES CORP 6.875% DEP PFD A
AUBN	AUBURN NATL BANCORP COM
AUC	ATIF HOLDINGS LIMITED SHS NEW
AUDC	AUDIOCODES LTD ORD
AUGM	FT Vest U.S. Equity Max Buffer ETF - August
AUGO	AURA MINERALS INC SHS NEW
AUGP	PGIM S&P 500 Buffer 12 ETF - August
AUGT	AllianzIM U.S. Equity Buffer10 Aug ETF
AUGU	AllianzIM U.S. Equity Buffer15 Uncapped Aug ETF
AUGW	AllianzIM U.S. Equity Buffer20 Aug ETF
AUGZ	Elevation Series Trust
AUID	AUTHID INC COM
AUMI	THEMES ETF TR GOLD MINERS ETF
AUNA	AUNA S A CLASS A
AUPH	AURINIA PHARMACEUTICALS INC COM
AUR	AURORA INNOVATION INC CLASS A COM
AURA	AURA BIOSCIENCES INC COM
AURE	AURELION INC CL A ORD SHS NEW
AUROW	AURORA INNOVATION INC WT EXP 110326
AUSF	GLOBAL X FDS ADAPTIVE US
AUSM	ALLSPRING EXCHANGE TRADED FUND ULTRA SRT MUNI
AUST	AUSTIN GOLD CORP COM
AUTL	AUTOLUS THERAPEUTICS LTD SPON ADS
AUUD	AUDDIA INC COM
AV	Corgi Aerospace & Commercial Aviation ETF
AVA	AVISTA CORP COM
AVAH	AVEANNA HEALTHCARE HLDGS INC COM
AVAL	GRUPO AVAL ACCIONES Y VALORES SPONSORED ADS

AVAT	AVALANCHE TREAS CORP SHS CL A
AVAV	AEROVIRONMENT INC COM
AVAZ	2x Avalanche ETF
AVB	AVALONBAY CMNTYS INC COM
AVBC	AVIDIA BANCORP INC COMMON STOCK
AVBH	AVIDBANK HLDGS INC COM
AVBP	ARRIVENT BIOPHARMA INC COM
AVD	AMERICAN VANGUARD CORP COM
AVDE	AMERICAN CENTY ETF TR INTL EQT ETF
AVDS	AMERICAN CENTY ETF TR AVANTIS INTL SML
AVDV	AMERICAN CENTY ETF TR INTL SMCP VLU
AVEE	AMERICAN CENTY ETF TR AVA MAR SMA ETF
AVEM	AMERICAN CENTY ETF TR AVANTIS EMGMKT
AVES	AMERICAN CENTY ETF TR EMERGING MKT VAL
AVEX	AEVEX CORP COM CL A
AVGB	AMERICAN CENTY ETF TR AVANTIS CR ETF
AVGE	AMERICAN CENTY ETF TR AVANTIS ALL EQT
AVGG	THEMES ETF TR LEVERAGE 2X LONG
AVGO	BROADCOM INC COM
AVGU	GRANITESHARES ETF TR 2X LONG AVGO ETF
AVGV	AMERICAN CENTY ETF TR AVANTIS ALL EQT
AVGW	Roundhill AVGO WeeklyPay ETF
AVGX	TIDAL TRUST II DEF DLY TGT AVGO
AVIE	AMERICAN CENTY ETF TR AVANTIS INFLATIN
AVIG	AMERICAN CENTY ETF TR AVANTIS CORE FI
AVIR	ATEA PHARMACEUTICALS INC COM
AVIV	AMERICAN CENTY ETF TR INTERNATIONAL LR
AVK	ADVENT CONV & INCOME FD COM
AVL	DIREXION SHARES ETF TRUST DLY AVGO BULL 2X
AVLC	AMERICAN CENTY ETF TR AVANTIS US LARG
AVLN	AVALYN PHARMACEUTICALS INC COM SHS
AVLV	AMERICAN CENTY ETF TR US LARGE CAP VLU
AVMA	AMERICAN CENTY ETF TR AVANTIS MODERAT
AVMC	AMERICAN CENTY ETF TR AVA MID EQU ETF

AVMU	AMERICAN CENTY ETF TR CORE MUNI FXD IN
AVMV	AMERICAN CENTY ETF TR AVAN US VALU ETF
AVNM	AMERICAN CENTY ETF TR AVANTIS ALL INT
AVNS	AVANOS MED INC COM
AVNT	AVIENT CORPORATION COM
AVNV	AMERICAN CENTY ETF TR AVANTIS ALL INT
AVNW	AVIAT NETWORKS INC COM NEW
AVO	MISSION PRODUCE INC COM
AVOS	EA SERIES TRUST AVOS GLOBAL EQUI
AVPT	AVEPOINT INC COM CL A
AVR	ANTERIS TECHNOLOGIES GLOBAL COM
AVRE	AMERICAN CENTY ETF TR REAL ESTATE ETF
AVRY	Avory Foundational ETF
AVS	DIREXION SHARES ETF TRUST DLY AVGO BEAR 1X
AVSC	AMERICAN CENTY ETF TR AVAN US SMAL ETF
AVSD	AMERICAN CENTY ETF TR AVAN RE INTL ETF
AVSE	AMERICAN CENTY ETF TR AVA RES MAR ETF
AVSF	AMERICAN CENTY ETF TR AVANTIS SHFXDINC
AVSU	AMERICAN CENTY ETF TR AVANTIS RESPON U
AVT	AVNET INC COM
AVTM	AMERICAN CENTY ETF TR AVAN TOTA EQ ETF
AVTR	AVANTOR INC COM
AVTX	AVALO THERAPEUTICS INC COM NEW
AVUQ	AMERICAN CENTY ETF TR AVAN U S QUA ETF
AVUS	AMERICAN CENTY ETF TR US EQT ETF
AVUV	AMERICAN CENTY ETF TR US SML CP VALU
AVX	AVAX ONE TECHNOLOGY LTD COM NEW
AVXC	AMERICAN CENTY ETF TR AVAN EMER EX ETF
AVXL	ANAVEX LIFE SCIENCES CORP COM NEW
AVXX	TIDAL TRUST II DEFI DA AVAV ETF
AVY	AVERY DENNISON CORP COM
AWAY	AMPLIFY ETF TR TRAVEL TECH ETF
AWF	ALLIANCEBERNSTEIN GLOBAL HIGH COM
AWI	ARMSTRONG WORLD INDS INC NEW COM

AWK	AMERICAN WTR WKS CO INC NEW COM
AWP	ABRDN GLOBAL PREMIER PPTYS FD COM SH BEN INT
AWR	AMER STATES WTR CO COM
AWRE	AWARE INC MASS COM
AWX	AVALON HLDGS CORP CL A
AX	AXOS FINANCIAL INC COM
AXG	SOLOWIN HOLDINGS CL A ORD SHS
AXGN	AXOGEN INC COM
AXIA	AXIA ENERGIA SA SPONSORED ADR
AXIA-C	AXIA ENERGIA SA SPON ADS PF CL C
AXIL	AXIL BRANDS INC COM NEW
AXIN	AXIOM INTELLIGENCE AC CORP 1 ORD SHS CL A
AXINR	AXIOM INTELLIGENCE AC CORP 1 RT EXP 061030
AXINU	AXIOM INTELLIGENCE AC CORP 1 UNIT EXP 061030
AXON	AXON ENTERPRISE INC COM
AXP	AMERICAN EXPRESS CO COM
AXPG	THEMES ETF TR LEVERAGE SHS 2X
AXR	AMREP CORP COM
AXS	AXIS CAP HLDGS LTD SHS
AXS-E	AXIS CAP HLDGS LTD DEP SHS PFD E
AXSM	AXSOME THERAPEUTICS INC. COM
AXTA	AXALTA COATING SYS LTD COM
AXTI	AXT INC COM
AXTU	T-REX 2X Long AXTI Daily Target ETF
AXTX	Tradr 2X Long AXTI Daily ETF
AYA	AYA GOLD & SILVER INC COM
AYI	ACUITY INC COM
AYTU	AYTU BIOPHARMA INC COM
AZ	A2Z CUST2MATE SOLUTIONS CORP COM
AZI	AUTOZI INTERNET TECHNOLOGY G CL A ORD SHS
AZN	ASTRAZENECA PLC ORD
AZO	AUTOZONE INC COM
AZTA	AZENTA INC COM
AZTD	TIDAL TRUST I AZTLAN GBL STOCK

AZTR	AZITRA INC COM NEW
AZUL	AZUL S A SPONSORED ADS
AZYY	GRANITESHARES ETF TR YIELDBOOST AMZN
AZZ	AZZ INC COM
B	BARRICK MNG CORP COM SHS
BA	BOEING CO COM
BA-A	BOEING CO DEP CONV PFD A
BAB	INVESCO EXCHANGE-TRADED FD TR TAXABLE MUN BD
BABA	ALIBABA GROUP HLDG LTD SPONSORED ADS
BABO	TIDAL TRUST II YIEL BABA OP ETF
BABU	DIREXION SHARES ETF TRUST DAILY BABA BULL
BABW	Roundhill BABA WeeklyPay ETF
BABX	GRANITESHARES ETF TR 2X LNG BABA DAL
BAC	BANK OF AMER CORP COM
BAC-B	BANK OF AMER CORP 6 NCUM PFD SR GG
BACC	BLUE ACQUISITION CORP. ORD SHS CL A
BACCR	BLUE ACQUISITION CORP. RT EXP 061130
BACCU	BLUE ACQUISITION CORP. UNIT EXP 060230
BAC-E	BANK OF AMER CORP PFD PER1/1000E
BAC-K	BANK OF AMER CORP 5.875 NCM PFD HH
BAC-L	BANK OF AMER CORP 7.25%CNV PFD L
BAC-M	BANK OF AMER CORP 5.375 DP PFD KK
BAC-N	BANK OF AMER CORP 5% NCUM PFD LL
BAC-O	BANK OF AMER CORP DP SH NCUM NN
BAC-P	BANK OF AMER CORP 4.125% DP PFD PP
BAC-Q	BANK OF AMER CORP 4.250% DP PFD QQ
BAC-S	BANK OF AMER CORP 4.750% DP PFD SS
BAER	BRIDGER AEROSPACE GRP HLDGS IN COM
BAERW	BRIDGER AEROSPACE GRP HLDGS IN WT EXP 012428
BAFE	ADVISORS INNER CIRCLE FD III BROWN ADV FLEXIB
BAFN	BAYFIRST FINANCIAL CORP COM
BAGY	Amplify Bitcoin Max Income Covered Call ETF
BAH	BOOZ ALLEN HAMILTON HLDG CORP CL A
BAI	BLACKROCK ETF TRUST ISHA I IN TE ETF

BAIG	THEMES ETF TR LEVERAGE SHS 2X
BAIV	ADVISORS INNER CIRCLE FD III BROWN ADVISORY
BAK	BRASKEM SA SP ADR PFD A
BALI	iShares U.S. Large Cap Premium Income Active ETF
BALL	BALL CORP COM
BALQ	BLACKROCK ETF TRUST ISHARES NASDAQ
BALT	Innovator Defined Wealth Shield ETF
BALY	BALLYS CORPORATION COMMON STOCK
BAM	BROOKFIELD ASSET MANAGMT LTD CL A LMT VTG SHS
BAMA	Brookstone Active ETF
BAMB	Brookstone Intermediate Bond ETF
BAMD	Brookstone Dividend Stock ETF
BAMG	Brookstone Growth Stock ETF
BAMO	Brookstone Opportunities ETF
BAMU	Brookstone Ultra-Short Bond ETF
BAMV	Brookstone Value Stock ETF
BAMY	Brookstone Yield ETF
BANC	BANC OF CALIFORNIA INC COM
BANC-F	BANC OF CALIFORNIA INC DEPOSITARY SHARE
BAND	BANDWIDTH INC COM CL A
BANF	BANCFIRST CORP COM
BANFP	BFC CAPITAL TRUST II PFD TR 7.20%
BANL	CBL INTL LTD SHS CL B
BANR	BANNER CORP COM NEW
BANX	ARROWMARK FINANCIAL CORP COM
BAOS	BAOSHENG MEDIA GROUP HLDNG LTD SHS NEW
BAP	CREDICORP LTD COM
BAPR	Innovator U.S. Equity Buffer ETF - April
BAR	GRANITESHARES GOLD TR SHS BEN INT
BARK	BARK INC COM NEW
BASG	ADVISORS INNER CIRCLE FD III BROWN ADVISORY
BASV	ADVISORS INNER CIRCLE FD III BROWN ADVISORY
BATL	BATTALION OIL CORP COM
BATRA	ATLANTA BRAVES HLDGS INC COM SER A

BATRK	ATLANTA BRAVES HLDGS INC COM SER C
BATT	AMPLIFY ETF TR AMPLIFY LITHIUM
BAUG	Innovator U.S. Equity Buffer ETF - August
BAVA	BITWISE AVALANCHE ETF COM SHS BEN INT
BAX	BAXTER INTL INC COM
BAY	Corgi Bay Area Based ETF
BAYA	BAYVIEW ACQUISITION CORP ORD SHS
BAYAR	BAYVIEW ACQUISITION CORP RT 111728
BAYAU	BAYVIEW ACQUISITION CORP UNIT 111728
BB	BLACKBERRY LTD COM
BBAG	JPMorgan BetaBuilders U.S. Aggregate Bond ETF
BBAI	BIGBEAR AI HLDGS INC COM
BBAI+	BIGBEAR AI HLDGS INC WT EXP 120826
BBAR	BANCO BBVA ARGENTINA S A SPONSORED ADS
BBAX	JPMorgan BetaBuilders Developed Asia Pacific-ex Japan ETF
BBB	CYBER HORNET TR CYBER HORNET S&P
BBBI	BONDBLOXX ETF TRUST BBB RATED 5 10 Y
BBBL	BONDBLOXX ETF TRUST BBB RATED 10 YE
BBBS	BONDBLOXX ETF TRUST BBB RATED 1 5 YE
BBBY	BED BATH & BEYOND INC COM
BBBY+	BED BATH & BEYOND INC WT EXP 100726
BBC	ETFIS SER TR I VIRT BI TRIA ETF
BBCA	JPMorgan BetaBuilders Canada ETF
BBCB	JPMorgan BetaBuilders USD Investment Grade Corporate Bond ETF
BBCP	CONCRETE PUMPING HLDGS INC COM
BBCQ	BLEICHROEDER ACQUISITI CORP II USD CL A ORD SHS
BBCQU	BLEICHROEDER ACQUISITI CORP II UNIT EXP 122330
BBCQW	BLEICHROEDER ACQUISITI CORP II WT EXP 122330
BBD	BANCO BRADESCO S A SP ADR PFD NEW
BBDC	BARINGS BDC INC COM
BBDO	BANCO BRADESCO S A SPONSORED ADR
BBEM	JPMorgan BetaBuilders Emerging Markets Equity ETF
BBEU	JPMorgan BetaBuilders Europe ETF
BBGI	BEASLEY BROADCAST GROUP INC CL A NEW

BBH	VANECK ETF TRUST BIOTECH ETF
BBHL	BBH TR SELE LAR CAP ETF
BBHM	BBH TR SELECT MID CAP
BBHY	JPMorgan BetaBuilders USD High Yield Corporate Bond ETF
BBIB	JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF
BBIN	JPMorgan BetaBuilders International Equity ETF
BBIO	BRIDGEBIO PHARMA INC COM
BBJP	JPMorgan BetaBuilders Japan ETF
BBLB	JPMorgan BetaBuilders U.S. Treasury Bond 20+ Year ETF
BBLG	BONE BIOLOGICS CORP COM
BBLGW	BONE BIOLOGICS CORP WT EXP 101326
BBLU	EA SERIES TRUST BRIDGEWAY BLUE
BBMC	JPMorgan BetaBuilders U.S. Mid Cap Equity ETF
BBN	BLACKROCK TAX MUNICPAL BD TR SHS
BBNX	BETA BIONICS INC COM
BBOT	BRIDGEBIO ONCOLOGY THERAPEUTIC COM NEW
BBP	ETFIS SER TR I VIRTUS BIOTECH E
BBRE	JPMorgan BetaBuilders MSCI U.S. REIT ETF
BBSB	JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF
BBSC	JPMorgan BetaBuilders U.S. Small Cap Equity ETF
BBSI	BARRETT BUSINESS SVCS INC COM
BBT	BEACON FINANCIAL CORP. COM
BBUC	BROOKFIELD BUSINESS CORP CL A SUB VTG SH
BBUS	JPMorgan BetaBuilders U.S. Equity ETF
BBVA	BANCO BILBAO VIZCAYA ARGENTARI SPONSORED ADR
BBW	BUILD-A-BEAR WORKSHOP INC COM
BBWI	BATH & BODY WORKS INC COM
BBY	BEST BUY INC COM
BBYY	GRANITESHARES ETF TR YIELDBOOST BABA
BC	BRUNSWICK CORP COM
BCAB	BIOATLA INC COM NEW
BCACU	BROOKLINE CAP ACQUISITION UNITS
BCAL	CALIFORNIA BANCORP COM
BCAR	D. BORAL ARC ACQ I CORP. SHS CL A

BCARU	D. BORAL ARC ACQ I CORP. UNITS EXP 072330
BCARW	D. BORAL ARC ACQ I CORP. WT EXP 072330
BCAT	BLACKROCK CAP ALLOCATION TERM COM
BCAX	BICARA THERAPEUTICS INC COM
BCBP	BCB BANCORP INC COM
BCC	BOISE CASCADE CO DEL COM
BC-C	BRUNSWICK CORP 6.375 SR NT 49
BCCC	Global X Bitcoin Covered Call ETF
BCD	ABRDN ETFS BBRG ALL COMMDY
BCDA	BIOCARDIA INC COM NEW
BCDF	LISTED FDS TR HORZN KINTCS BL
BCE	BCE INC COM NEW
BCEM	BARON ETF TR EMERGING MKTS
BCFN	BARON ETF TR FINANCIALS ETF
BCG	BINAH CAP GROUP INC COM
BCGD	BARON ETF TR GLOBAL DURABLE
BCGS	EXCHANGE LISTED FDS TR BANCREEK GLOBAL
BCGWW	BINAH CAP GROUP INC WT EXP 031529
BCH	BANCO DE CHILE SPONSORED ADS
BCHI	GMO ETF TRUST GMO BEYOND CHNA
BCHP	Principal Focused Blue Chip ETF
BCHT	BIRCHTECH CORP COM SHS
BCI	ABRDN ETFS BBRG ALL COMD K1
BCIC	BCP INVESTMENT CORPORATION COM NEW
BCIL	EXCHANGE LISTED FDS TR BANCREEK INT LC
BCKT	LifeX 2030 Income Bucket ETF
BCLO	BLACKROCK ETF TRUST II ISHARES BBB B CL
BCML	BAYCOM CORP COM
BCO	BRINKS CO COM
BCOR	GRAYSCALE FUNDS TRUST BITCOIN ADOPTERS
BCPC	BALCHEM CORP COM
BCPL	BNY MELLON ETF TRUST II CORE PLUS ETF
BCRX	BIOCRYST PHARMACEUTICALS INC COM
BCS	BARCLAYS PLC ADR

BCSF	BAIN CAP SPECIALTY FIN INC COM STK
BCSM	BARON ETF TR SMID CAP ETF
BCSS	BAIN CAP GSS INVT CORP ORD CL A
BCSS+	BAIN CAP GSS INVT CORP WT EXP 010128
BCSS=	BAIN CAP GSS INVT CORP UNIT
BCTK	BARON ETF TR TECHNOLOGY ETF
BCTX	BRIACELL THERAPEUTICS CORP COM
BCTXL	BRIACELL THERAPEUTICS CORP WT EXP 011531
BCTXZ	BRIACELL THERAPEUTICS CORP WT EXP
BCUS	EXCHANGE LISTED FDS TR BANC US LARG ETF
BCV	BANCROFT FD LTD COM
BCV-A	BANCROFT FD LTD PFD CUM SER A
BCX	BLACKROCK RES & COMMODITIES ST SHS
BCYC	BICYCLE THERAPEUTICS PLC SPONSORED ADS
BDBT	EXCHANGE TRADED CONCEPTS TRUST BLUE CORE BD ETF
BDC	BELDEN INC COM
BDCI	BTC DEV CORP ORD SHS CL A
BDCIU	BTC DEV CORP UNIT EXP 091130
BDCIW	BTC DEV CORP WT EXP 091130
BDCX	UBS AG LONDON BRANCH ETRA QUA PAY BDC
BDCZ	UBS AG LONDON BRANCH ETRACS MARKETVEC
BDEC	Innovator U.S. Equity Buffer ETF - December
BDGS	EA SERIES TRUST BRID CAP TAC ETF
BDIV	ETF SER SOLUTIONS AAM BRENTVIEW
BDJ	BLACKROCK ENHANCED EQUITY DIVI COM
BDL	FLANIGANS ENTERPRISES INC COM
BDMD	BAIRD MED INVT HLDGS LTD SHS
BDMDW	BAIRD MED INVT HLDGS LTD WT EXP 100129
BDN	BRANDYWINE RLTY TR SH BEN INT NEW
BDRX	BIODEXA PHARMACEUTICALS PLC SPONSORED ADS
BDRY	AMPLIFY COMMODITY TRUST BREA DRY BUL ETF
BDSX	BIODESIX INC COM
BDTX	BLACK DIAMOND THERAPEUTICS INC COM
BDVG	LITMAN GREGORY FDS TR IMGP BERKSHIRE

BDVL	BLACKROCK ETF TRUST DISC VOLA EQ ETF
BDX	BECTON DICKINSON & CO COM
BDYN	BLACKROCK ETF TRUST DYNAMIC EQTY ACT
BE	BLOOM ENERGY CORP COM CL A
BEAG	BOLD EAGLE ACQUISITION CORP CL A
BEAGR	BOLD EAGLE ACQUISITION CORP RT EXP 101129
BEAGU	BOLD EAGLE ACQUISITION CORP UNIT
BEAM	BEAM THERAPEUTICS INC COM
BEAT	HEARTBEAM INC COM
BEATW	HEARTBEAM INC WT EXP 103126
BEBE	TGE VALUE CREATIVE SOLUTIONS C USD CL A ORD SHS
BEBE+	TGE VALUE CREATIVE SOLUTIONS C WT EXP 091630
BEBE=	TGE VALUE CREATIVE SOLUTIONS C UNIT
BEDY	BNY MELLON ETF TRUST II ENHANCED DIVID
BEDZ	ADVISORSHARES TR HOTEL ETF
BEEM	BEAM GLOBAL COM
BEEP	MOBILE INFRASTRUCTURE CORP COM SHS
BEEX	TIDAL TRUST III BEEHIVE ETF
BEEZ	EA SERIES TRUST HONEYTREE US EQU
BEG	THEMES ETF TR LEVERAGE SHS 2X
BEGS	Rareview 2x Bull Cryptocurrency & Precious Metals ETF
BEKE	KE HLDGS INC SPONSORED ADS
BELFA	BEL FUSE INC CL A
BELFB	BEL FUSE INC CL B
BELT	BLACKROCK ETF TRUST ISHA US SELE ETF
BEMB	iShares J.P. Morgan Broad USD Emerging Markets Bond ETF
BEN	FRANKLIN RESOURCES INC COM
BENF	BENEFICIENT COM CL A
BENFW	BENEFICIENT WT EXP 060728
BENJ	HORIZON FDS LANDMARK ETF
BEP	BROOKFIELD RENEWABLE ENERGY PARTNERSHIP UNIT
BEP-A	BROOKFIELD RENEWABLE ENERGY 5.25% PFD CL A
BEPC	BROOKFIELD RENEWABLE CORP CL A EX SUB VTG
BEPH	BROOKFIELD BRP HLDGS CDA INC 4.625% SUB NTS

BEPI	BROOKFIELD BRP HLDGS CDA INC 4.875% SUB NTS
BEPJ	BROOKFIELD BRP HLDGS CDA INC 7.250% SUB NOTES
BERZ	BANK MONTREAL MEDIUM MICR FA IN 3X IN
BESF	Bastion Energy ETF
BESO	ETF OPPORTUNITIES TRUST GSR CRYPTO CORE3
BESS	BIMERGEN ENERGY CORP COM NEW
BESS+	BIMERGEN ENERGY CORP WT EXP 121230
BETA	BETA TECHNOLOGIES INC COM SHS CL A
BETE	PROSHARES TR BITCOIN & ETHER
BETH	PROSHARES TR BITCOIN & ETHER
BETR	BETTER HOME & FINANCE HOLDING COM NEW CL A
BETRW	BETTER HOME & FINANCE HOLDING WT EXP 082228
BETZ	LISTED FDS TR ROUNDHILL SPORTS
BEX	Tradr 2X Long BE Daily ETF
BEZ	Tradr 2X Short BE Daily ETF
BF.A	BROWN FORMAN CORP CL A
BF.B	BROWN FORMAN CORP CL B
BFAM	BRIGHT HORIZONS FAM SOL IN DEL COM
BFAP	FIRST TR EXCHANGE-TRADED FD FT VEST BITCOIN
BFC	BANK FIRST CORP COM
BFEB	Innovator U.S. Equity Buffer ETF - February
BFEW	FT Vest Laddered U.S. Equity Equal Weight Buffer ETF
BFH	BREAD FINANCIAL HOLDINGS INC COM
BFH-A	BREAD FINANCIAL HOLDINGS INC 8.625 DEP NON CM
BFH-B	BREAD FINANCIAL HOLDINGS INC 8.875 DP NON CUM
BFIX	BUILD FUNDS TRUST BOND INNOVATION
BFJA	FIRST TR EXCHANGE-TRADED FD FT VEST BITCOIN
BFJL	FIRST TR EXCHANGE-TRADED FD VEST BITCOIN STR
BFLB	BufferLABS US Equity Dynamic Buffer ETF
BFLX	BLACKROCK ETF TRUST ISHARES FLEXIBLE
BFLY	BUTTERFLY NETWORK INC COM CL A
BFOC	FIRST TR EXCHANGE-TRADED FD BITCOIN STRATEGY
BFOR	ALPS ETF TR BARRONS 400 ETF
BFRG	BULLFROG AI HLDGS INC COM

BFRGW	BULLFROG AI HLDGS INC WT EXP 011828
BFRI	BIOFRONTERA INC COM NEW
BFRIW	BIOFRONTERA INC WT EXP 102726
BFRZ	INNOVATOR ETFS TRUST EQUITY MNGD 100
BFS	SAUL CTRS INC COM
BFS-D	SAUL CTRS INC 6.125% PFD CUM D
BFS-E	SAUL CTRS INC 6% DP SH PFD E
BFST	BUSINESS FIRST BANCSHARES INC COM
BFXU	FT Vest Laddered U.S. Equity Uncapped Accelerator ETF
BG	BUNGE GLOBAL SA COM SHS
BGB	BLACKSTONE STRATEGIC CRED 2027 COM SHS BEN IN
BGC	BGC GROUP INC CL A
BGCG	BAILLIE GIFFORD ETF TR INTL CONCNTR GRW
BGDE	BIG DIGITAL ENERGY INC COM NEW
BGDV	ETF SER SOLUTIONS BAHL DIVID ETF
BGEG	BAILLIE GIFFORD ETF TR EMERGING MKTS
BGGG	BAILLIE GIFFORD ETF TR LNG TRM GLBL GRW
BGH	BARINGS GLOBAL SHORT DURATION COM
BGI	BIRKS GROUP INC CL A COM
BGIA	BAILLIE GIFFORD ETF TR INTL ALPHA ETF
BGIG	ETF SER SOLUTIONS BAHL GA GROW ETF
BGIN	BGIN BLOCKCHAIN LTD SHS CL A
BGL	BLUE GOLD LTD COM CL A
BGLC	BIONEXUS GENE LAB CORP COM
BGLD	FT Vest Gold Strategy Quarterly Buffer ETF
BGLWW	BLUE GOLD LTD WT EXP 040130
BGM	BGM GROUP LTD CL A ORD SHS NEW
BGMS	BIO GREEN MED SOLUTION INC COM JUNE 2025
BGR	BLACKROCK ENERGY & RES TR COM
BGRN	ISHARES TR USD GRN BOND ETF
BGRO	BLACKROCK ETF TRUST ISHA LA GROW ETF
BGS	B & G FOODS INC COM
BGSF	BGSF INC COM
BGSI	BOYD GROUP SERVICES INC COM

BGT	BLACKROCK FLOATING RATE INC TR COM
BGX	BLACKSTONE LONG SHORT CR INCOM COM SHS BN INT
BGY	BLACKROCK ENHANCED INTL DIV TR COM BENE INTER
BH	BIGLARI HLDGS INC COM STK CL B
BH.A	BIGLARI HLDGS INC COM STK CL A
BHAV	BHAV ACQUISITION CORP CL A ORD SHS
BHAVR	BHAV ACQUISITION CORP RT EXP 031831
BHAVU	BHAV ACQUISITION CORP UNIT EXP 031831
BHB	BAR HBR BANKSHARES COM
BHC	BAUSCH HEALTH COS INC COM
BHDG	TIDAL TRUST II NICH BI TAIL ETF
BHE	BENCHMARK ELECTRS INC COM
BHF	BRIGHTHOUSE FINL INC COM
BHFAL	BRIGHTHOUSE FINL INC 6.25 NT 58
BHFAM	BRIGHTHOUSE FINL INC 4.625% DEP PFD D
BHFAN	BRIGHTHOUSE FINL INC 5.375 DEP PFD C
BHFAO	BRIGHTHOUSE FINL INC 6.75 DP SHS PF B
BHFAP	BRIGHTHOUSE FINL INC 6.6% DP PFD A
BHK	BLACKROCK CORE BD TR SHS BEN INT
BHM	BLUEROCK HOMES TRUST INC COM CL A
BHP	BHP BILLITON LIMITED SPONSORED ADS
BHR	BRAEMAR HOTELS & RESORTS INC COM
BHRB	BURKE HERBERT FINL SVCS CORP COM
BHR-B	BRAEMAR HOTELS & RESORTS INC 5.5 CUM CV PFD B
BHR-D	BRAEMAR HOTELS & RESORTS INC 8.25 PFD SER D
BHST	BIOHARVEST SCIENCES INC COM NEW
BHV	BLACKROCK VA MUN BD TR COM
BHVN	BIOHAVEN LTD COM
BHYB	Xtrackers USD High Yield BB-B ex Financials ETF
BHYP	BITWISE HYPERLIQUID ETF COM SHS BEN INT
BIAF	BIOAFFINITY TECHNOLOGIES INC COM NEW
BIAFW	BIOAFFINITY TECHNOLOGIES INC WT EXP 090727
BIB	PROSHARES TR PSHS ULT NASB
BIBL	NORTHERN LTS FD TR IV INSPIRE 100 ETF

BIDD	BLACKROCK ETF TRUST ISHARES INTL DIV
BIDG	THEMES ETF TR LEVERAGE SHS 2X
BIDU	BAIDU INC SPON ADR REP A
BIDWU	TRIBECA STRATEGIC ACQUISITION UNIT EXP 052231
BIGY	TIDAL TRUST II YIELDMAX TRGT12
BIIB	BIOGEN INC COM
BIII	BLACK SPADE ACQUISITION III CO USD CL A ORD SHS
BIII+	BLACK SPADE ACQUISITION III CO WT EXP
BIII=	BLACK SPADE ACQUISITION III CO UNITS
BIL	SPDR SERIES TRUST ST STR BLO 1 ETF
BILD	NOMURA ETF TR GLOBAL LISTED IN
BILI	BILIBILI INC SPONS ADS REP Z
BILL	BILL HOLDINGS INC COM
BILS	SPDR SERIES TRUST ST STR BL 12 ETF
BILT	iShares Infrastructure Active ETF
BILZ	PIMCO ETF TR ULTR SH GO AC FD
BINC	BLACKROCK ETF TRUST II ISHA FLEX IN ETF
BINT	EXCHANGE TRADED CONCEPTS TRUST BLUE GL EQUI ETF
BINV	Brandes International ETF
BIO	BIO RAD LABS INC CL A
BIO.B	BIO RAD LABS INC CL B
BIOA	BIOAGE LABS INC COM
BIOX	BIOCERES CROP SOLUTIONS CORP SHS
BIOY	GRANITESHARES ETF TR YIELDBOOST BIOTC
BIP	BROOKFIELD INFRASTRUCTURE PART LP INT UNIT
BIP-A	BROOKFIELD INFRASTRUCTURE PART 5.125 CL A PFD13
BIP-B	BROOKFIELD INFRASTRUCTURE PART 5.00% PFD A 14
BIPC	BROOKFIELD INFRASTRUCTURE CORP COM SUB VTG A
BIPH	BROOKFIELD INFRASTRUCTURE FIN NT CAL 81
BIPI	BIP BERMUDA HOLDINGS I LIMITED 5.125% SUB NOTES
BIPJ	BROOKFIELD INFRASTRUCTURE FIN NT CAL 84
BIRD	ALLBIRDS INC CL A NEW
BIRK	BIRKENSTOCK HOLDING PLC COM SHS
BIS	PROSHARES TR ULTST NASD 2026

BIT	BLACKROCK MULTI SECTOR INC TR COM
BITB	BITWISE BITCOIN ETF TR SHS BEN INT
BITC	BITWISE FUNDS TRUST TRENDWISE BITCOI
BITI	PROSHARES TR SHOR BITC ET NEW
BITK	Tuttle Capital Bitcoin 0DTE Covered Call ETF
BITO	PROSHARES TR BITCOIN ETF
BITQ	BITWISE FUNDS TRUST CRYPTO INDUSTRY
BITS	GLOBAL X FDS BLOC BIT STR ETF
BITU	PROSHARES TR ULTRA BITCON ETF
BITW	BITWISE 10 CRYPTO INDEX ETF UNIT BENEFICIAL
BITX	2x Bitcoin Strategy ETF
BITY	Amplify Bitcoin 2% Monthly Option Income ETF
BIV	VANGUARD BD INDEX FDS INTERMED TERM
BIVI	BIOVIE INC COM CL A NEW
BIVIW	BIOVIE INC WT EXP 080830
BIXI	BITCOIN INFRASTRUCTURE ACQUIS USD CL A ORD SHS
BIXIU	BITCOIN INFRASTRUCTURE ACQUIS UNIT EXP 110630
BIXIW	BITCOIN INFRASTRUCTURE ACQUIS WT EXP 110630
BIYA	BAIYA INTL GROUP INC SHS NEW
BIZD	VANECK ETF TRUST BDC INCOME ETF
BJ	BJS WHSL CLUB HLDGS INC COM
BJAN	Innovator U.S. Equity Buffer ETF - January
BJDX	BLUEJAY DIAGNOSTICS INC COM NEW
BJRI	BJS RESTAURANTS INC COM
BJUL	Innovator U.S. Equity Buffer ETF - July
BJUN	Innovator U.S. Equity Buffer ETF - June
BKAG	BNY MELLON ETF TRUST CORE BOND ETF
BKCG	BNY MELLON ETF TRUST II CONCENTRATED GRW
BKCH	GLOBAL X FDS GBL X BLOCKCHAIN
BKCI	BNY MELLON ETF TRUST CONCENTRATED INT
BKD	BROOKDALE SR LIVING INC COM
BKDV	BNY MELLON ETF TRUST II DYNAMIC VALUE
BKE	BUCKLE INC COM
BKEM	BNY MELLON ETF TRUST EMRG MKT EQUIT

BKF	ISHARES INC MSCI BIC ETF
BKFI	BNY MELLON ETF TRUST II ACTI CORE BD ETF
BKGI	BNY Mellon Global Infrastructure Income ETF
BKH	BLACK HILLS CORP COM
BKHA	BLACK HAWK ACQUISITION CORP USD CL A SHS
BKHAR	BLACK HAWK ACQUISITION CORP RT EXP 062025
BKHAU	BLACK HAWK ACQUISITION CORP UNITS
BKHY	BNY MELLON ETF TRUST HIGH YIELD ETF
BKIE	BNY MELLON ETF TRUST INTERNATIONL EQT
BKKT	BAKKT INC COM CL A NEW
BKKT+	BAKKT INC WT EXP 102526
BKLC	BNY MELLON ETF TRUST US LRG CP CORE
BKLN	INVESCO EXCHANGE-TRADED FD TR SR LN ETF
BKMC	BNY MELLON ETF TRUST US MDCP CORE EQT
BKMI	BNY MELLON ETF TRUST II MUNICIPAL INTER
BKMS	BNY MELLON ETF TRUST II MUNICIPAL SHT DU
BKNG	BOOKING HOLDINGS INC COM
BKR	BAKER HUGHES COMPANY CL A
BKSE	BNY MELLON ETF TRUST US SMLCP CORE
BKSY	BLACKSKY TECHNOLOGY INC CL A NEW
BKSY+	BLACKSKY TECHNOLOGY INC WT EXP 090926
BKT	BLACKROCK INCOME TR INC COM NEW
BKTI	BK TECHNOLOGIES CORPORATION COM NEW
BKU	BANKUNITED INC COM
BKUI	BNY MELLON ETF TRUST ULTRA SHORT INCM
BKV	BKV CORP COM
BL	BLACKLINE INC COM
BLBD	BLUE BIRD CORP COM
BLCK	Corgi Crypto Infrastructure ETF
BLCN	SIREN ETF TR NEXGEN ECONOMY
BLCO	BAUSCH PLUS LOMB CORP COMMON SHARES
BLCR	BLACKROCK ETF TRUST ISHA LA CORE ETF
BLCV	BLACKROCK ETF TRUST ISHA LA VALU ETF
BLD	TOPBUILD COR COM

BLDG	Cambria Global Real Estate ETF
BLDP	BALLARD PWR SYS INC NEW COM
BLDR	BUILDERS FIRSTSOURCE INC COM
BLDX	IMPAX FUNDS SERIES TRUST I GLOBAL SUSTAINAB
BLES	NORTHERN LTS FD TR IV INSPIRE GBL HOPE
BLFS	BIOLIFE SOLUTIONS INC COM NEW
BLGR	EXCHANGE TRADED CONCEPTS TRUST BLUEMONTE LARGE
BLIN	BRIDGELINE DIGITAL INC COM
BLIV	BELIVE HLDGS SHS
BLK	BLACKROCK INC COM
BLKB	BLACKBAUD INC COM
BLLN	BILLIONTOONE INC CL A
BLMN	BLOOMIN BRANDS INC COM
BLND	BLEND LABS INC CL A
BLNE	BEELINE HOLDINGS INC COM NEW
BLNK	BLINK CHARGING CO COM
BLOK	AMPLIFY ETF TR BLOCK TECHN ETF
BLOX	TIDAL TRUST II NICHOLAS CRYPTO
BLRK	BLUEROCK ACQUISITION CORP USD CL A ORD SHS
BLRKU	BLUEROCK ACQUISITION CORP UNIT EXP 110630
BLRKW	BLUEROCK ACQUISITION CORP WT EXP 121232
BLRX	BIOLINE RX LIMITED SPONSORED ADR
BLSG	THEMES ETF TR LEVERAGE SHS 2X
BLSH	BULLISH ORD SHS
BLST	EXCHANGE TRADED CONCEPTS TRUST BLUEMONTE SHORT
BLTD	EXCHANGE TRADED CONCEPTS TRUST BLUE LONG TE ETF
BLTE	BELITE BIO INC SPONSORED ADS
BLUC	EXCHANGE TRADED CONCEPTS TRUST BLUEMONTE LARGE
BLUI	EXCHANGE TRADED CONCEPTS TRUST BLUE DI INCO ETF
BLUW	BLUE WTR ACQUISITION CORP. III ORD SHS CL A
BLUWU	BLUE WTR ACQUISITION CORP. III UNIT EXP 052330
BLUWW	BLUE WTR ACQUISITION CORP. III WT EXP 052330
BLUX	EXCHANGE TRADED CONCEPTS TRUST BLUE DY TOTA ETF
BLV	VANGUARD BD INDEX FDS LONG TERM BOND

BLW	BLACKROCK LTD DURATION INCOME COM SHS
BLX	BANCO LATINOAMERICANO DE COMER SHS E
BLZE	BACKBLAZE INC COM CL A
BLZR	TRAILBLAZER ACQUISITION CORP. ORD SHS CL A
BLZRU	TRAILBLAZER ACQUISITION CORP. UNIT EXP 082130
BLZRW	TRAILBLAZER ACQUISITION CORP. WT EXP 093032
BMA	BANCO MACRO S A SPON ADR B
BMAR	Innovator U.S. Equity Buffer ETF - March
BMAY	Innovator U.S. Equity Buffer ETF - May
BMBL	BUMBLE INC COM CL A
BME	BLACKROCK HEALTH SCIENCES TR COM
BMEA	BIOMEA FUSION INC COM
BMED	BLACKROCK ETF TRUST ISHA HEAL IN ETF
BMEZ	BLACKROCK HEALTH SCIENCES TERM COM SHS
BMGL	BASEL MED GROUP LTD ORD SHS
BMHL	BLUEMONT HLDGS LTD COM CL B
BMI	BADGER METER INC COM
BML-G	BANK OF AMER CORP PFD1/1200 SR1
BML-H	BANK OF AMER CORP PFD 1/1200SER2
BML-J	BANK OF AMER CORP PFD DP1/1200 4
BML-L	BANK OF AMER CORP PFD 1/1200SER5
BMM	BLUE MOON METALS INC COM
BMN	BLACKROCK 2037 MUNICIPAL TARG COM
BMNG	THEMES ETF TR LEVERAGE SHS 2X
BMNR	BITMINE IMMERSION TECHS INC COM NEW
BMNU	T-REX 2X Long BMNR Daily Target ETF
BMNZ	TIDAL TRUST II DEFI DA BMNR ETF
BMO	BANK MONTREAL MEDIUM COM
BMOP	BNY MELLON ETF TRUST II MUN OPPTYS ETF
BMR	BEAMR IMAGING LTD ORDINARY SHS
BMRA	BIOMERICA INC COM
BMRC	BANK OF MARIN BANCORP COM
BMRN	BIOMARIN PHARMACEUTICAL INC COM
BMVP	INVESCO EXCHANGE TRADED FD TR BLOO MVP MUL ETF

BMY	BRISTOL-MYERS SQUIBB CO COM
BN	BROOKFIELD CORP CL A LTD VT SH
BNAI	BRAND ENGAGEMENT NETWORK INC COM
BNAIW	BRAND ENGAGEMENT NETWORK INC WT EXP 031429
BNBX	BNB PLUS CORP COM NEW
BNC	CEA INDUSTRIES INC COM
BNCWW	CEA INDUSTRIES INC WT EXP 021127
BNCWZ	CEA INDUSTRIES INC WT EXP 080528
BND	VANGUARD BD INDEX FDS TOTAL BND MRKT
BNDC	FLEXSHARES TR CRE SLCT BD FD
BNDD	KRANESHARES TRUST QUADRATIC DEFLAI
BNDI	NEOS ETF TRUST NEOS ENHCD INME
BNDP	VANGUARD QUANTITATIVE FDS CORE PLUS BD ETF
BNDS	SERIES PORTFOLIOS TR INFRA CAP BD ETF
BNDW	VANGUARD SCOTTSDALE FDS TOTAL WLD BD ETF
BNDX	VANGUARD CHARLOTTE FDS TOTAL INT BD ETF
BNDY	Horizon Core Bond ETF
BNED	BARNES & NOBLE ED INC COM NEW
BNGE	FIRST TR EXCHANGE TRADED FD VI S NETWORK STREAM
BNGO	BIONANO GENOMICS INC COM
BNH	BROOKFIELD FIN INC SUB NT 80
BNJ	BROOKFIELD FIN I UK PLC / BROO 4.5 PER SUB NTS
BNKD	BANK MONTREAL MEDIUM CAL LKD 45
BNKK	BONK INC COM
BNKU	BANK MONTREAL MEDIUM CALL BNKU 45
BNL	BROADSTONE NET LEASE INC COM
BNO	UNITED STS BRENT OIL FD LP UNIT
BNOV	Innovator U.S. Equity Buffer ETF - November
BNR	BURNING ROCK BIOTECH LTD SPONSORED ADS
BNRG	BRENMILLER ENERGY LTD ORD SHS NEW
BNS	BANK NOVA SCOTIA B C COM
BNT	BROOKFIELD WEALTH SOL LTD CL A EXCHANGEAB
BNTC	BENITEC BIOPHARMA INC COM NEW
BNTX	BIONTECH SE SPONSORED ADS

BNY	BANK OF NY MELLON CORP COM
BNY-K	BANK OF NY MELLON CORP NON CUM PFD SE K
BNZI	BANZAI INTERNATIONAL INC COM CL A
BNZIW	BANZAI INTERNATIONAL INC WT EXP 121428
BOAT	TIDAL TRUST I SONICSHARES GBL
BOBP	EXCHANGE TRADED CONCEPTS TRUST CORE16 BEST
BOBS	BOBS DISC FURNITURE INC COM SHS
BOC	BOSTON OMAHA CORP CL A COM STK
BOCT	Innovator U.S. Equity Buffer ETF - October
BODI	THE BEACHBODY COMPANY INC COM CL A NEW
BOE	BLACKROCK ENHANCED GLOBAL COM
BOEG	THEMES ETF TR LEVERAGE SHARES
BOEU	DIREXION SHARES ETF TRUST DLY BA BULL 2X
BOF	BRANCHOUT FOOD INC COM
BOH	BANK HAWAII CORP COM
BOH-A	BANK HAWAII HONOLULU MTN BE 4.375% DEP PFD A
BOH-B	BANK HAWAII CORP DEP SHS SER B
BOIL	PROSHARES TR II ULTRA BLOOMBERG
BOKF	BOK FINL CORP COM NEW
BOLD	BOUNDLESS BIO INC COM
BOLT	BOLT BIOTHERAPEUTICS INC COM NEW
BON	BON NATURAL LIFE LIMITED CL A NEW
BOND	PIMCO ETF TR ACTIVE BD ETF
BOOM	DMC GLOBAL INC COM
BOOT	BOOT BARN HLDGS INC COM
BORR	BORR DRILLING LTD SHS
BOSC	BOS BETTER ONLINE SOLUTIONS SHS NEW NIS 80
BOT	ROBOSTRATEGY INC COM SHS
BOTJ	BANK OF THE JAMES FINL GP INC COM
BOTT	THEMES ETF TR HUMAN ROBOT ETF
BOTZ	GLOBAL X FDS RBTCS ARTFL INTE
BOUT	CAPITAL-FORCE ETF TR IBD BREAKOUT
BOW	BOWHEAD SPECIALTY HLDGS INC COM SHS
BOX	BOX INC CL A

BOXA	Alpha Architect Aggregate Bond ETF
BOXL	BOXLIGHT CORP CL A COM
BOXX	Alpha Architect 1-3 Month Box ETF
BP	BP PLC SPONSORED ADR
BPAC	BLUEPORT ACQUISITION LTD USD CL A ORD SHS
BPACR	BLUEPORT ACQUISITION LTD RT EXP 021327
BPACU	BLUEPORT ACQUISITION LTD UNIT EXP 102230
BPAY	BLACKROCK ETF TRUST ISHARES FINTECH
BPH	PRECIDIAN ETFS TR BP PLC ADRHEDGED
BPI	GRAYSCALE FUNDS TRUST BITCOIN PREMIUM
BPOP	POPULAR INC COM NEW
BPOPM	POPULAR CAP TR II PFD GTD 6.125%
BPRE	BLUEROCK PVT REAL ESTATE FD COM
BPRN	PRINCETON BANCORP INC COM
BPRO	BITWISE FUNDS TRUST PROFICIO CURRENC
BPYPM	BROOKFIELD PPTY PFD L P CL A CUM PFD 1
BPYPN	BROOKFIELD PROPERTY PARTNERS 5.75 CL A PF SR3
BPYPO	BROOKFIELD PROPERTY PARTNERS 6.375 CL A PFD 2
BPYPP	BROOKFIELD PROPERTY PARTNERS 6.50 PF UNIT A 1
BQ	BOQII HLDG LTD COM SHS CL A
BR	BROADRIDGE FINL SOLUTIONS INC COM
BRAG	BRAGG GAMING GROUP INC COM NEW
BRAI	BRAIIN LTD SHS
BRAZ	GLOBAL X FDS BRAZIL ACTVE ETF
BRBI	BRBI BR PARTNERS SA SPONSORED ADR
BRBR	BELLRING BRANDS INC COMMON STOCK
BRBS	BLUE RIDGE BANKSHARES INC VA COM
BRC	BRADY CORP CL A
BRCB	BLACK ROCK COFFEE BAR INC CL A
BRCC	BRC INC COM CL A
BRCE	MFS ACTIVE EXCHANGE TRADED FUN BLEND CORE ETF
BREE	MFS ACTIVE EXCHANGE TRADED FUN BLEND MARKE ETF
BREM	BLACKROCK ETF TRUST II ISHA EMER BD ETF
BRES	EA SERIES TRUST BURNEY US EQTY

BREW	Corgi Coffee & Energy Drinks ETF
BREZ	BREEZE ACQUISITION CORP II ORD SHS
BREZR	BREEZE ACQUISITION CORP II RT EXP 030331
BRF	VANECK ETF TRUST BRAZIL SMALL CAP
BRFH	BARFRESH FOOD GROUP INC COM NEW
BRHY	BLACKROCK ETF TRUST II ISHA HIGH YI ETF
BRIA	BRILLIA INC SHS CL A
BRIB	FIS TR BRIG PORT BD ETF
BRID	BRIDGFORD FOODS CORP COM
BRIE	MFS ACTIVE EXCHANGE TRADED FUN BLEND INTL ETF
BRIF	FIS TR BRIG PO EQUI ETF
BRK.A	BERKSHIRE HATHAWAY INC DEL CL A
BRK.B	BERKSHIRE HATHAWAY INC DEL CL B NEW
BRKC	TIDAL TRUST II YIELDMAX BRK.B
BRKHU	BURTECH ACQUISITION CORP II UNIT EXP 052131
BRKR	BRUKER CORP COM
BRKRP	BRUKER CORP 6.375 PREF SER A
BRKU	DIREXION SHARES ETF TRUST DLY BRKB BULL 2X
BRKW	Roundhill BRKB WeeklyPay ETF
BRLN	iShares Floating Rate Loan Active ETF
BRLS	BOREALIS FOODS INC CL A
BRLSW	BOREALIS FOODS INC WT EXP 020729
BRLT	BRILLIANT EARTH GROUP INC CL A COM
BRN	BARNWELL INDS INC COM
BRNS	BARINTHUS BIOTHERAPEUTICS PLC ADS
BRNY	EA SERIES TRUST BURNEY US FCTR
BRO	BROWN & BROWN INC COM
BROL	BARON ETF TR RISK OPTIMIZED L
BROS	DUTCH BROS INC CL A
BRR	PROCAP FINL INC COM SHS
BRRR	COINSHARES BITCOIN ETF COM
BRRWW	PROCAP FINL INC WT EXP 120530
BRSL	BRIGHTSTAR LOTTERY PLC SHS USD
BRSM	MFS ACTIVE EXCHANGE TRADED FUN BLENDED RESEARCH

BRSP	BRIGHTSPIRE CAPITAL INC COM CL A
BRT	BRT APARTMENTS CORP COM
BRTR	BLACKROCK ETF TRUST II ISHA TOTA RE ETF
BRTX	BIORESTORATIVE THERAPIES INC COM NEW
BRUN	BOOST RUN INC ORD SHS CL A
BRUNW	BOOST RUN INC WT EXP 050831
BRW	SABA CAPITAL INCOME & OPRNT FD SHS NEW
BRX	BRIXMOR PPTY GROUP INC COM
BRZE	BRAZE INC COM CL A
BRZU	DIREXION SHARES ETF TRUST DAIL MS BRAZ ETF
BRZX	Corgi Brazil 2x Daily ETF
BSAA	BEST SPAC I ACQUISITION CORP. USD CL A ORD SHS
BSAAR	BEST SPAC I ACQUISITION CORP. RT EXP 052730
BSAAU	BEST SPAC I ACQUISITION CORP. UNIT EXP 052730
BSAC	BANCO SANTANDER CHILE NEW SP ADR REP COM
BSBK	BOGOTA FINL CORP COM
BSBR	BANCO SANTANDER BRASIL S A ADS REP 1 UNIT
BSCA	INVESCO EXCH TRD SLF IDX FD TR BULLETSH 2036 CR
BSCQ	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2026 CB
BSCR	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2027 CB
BSCS	INVESCO EXCH TRD SLF IDX FD TR INVSCO BLSH 28
BSCT	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2029
BSCU	INVESCO EXCH TRD SLF IDX FD TR INVSCO 30 CORP
BSCV	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2031 CP
BSCW	INVESCO EXCH TRD SLF IDX FD TR BULLETSHS 2032
BSCX	INVESCO EXCH TRD SLF IDX FD TR BUL 2033 COR ETF
BSCY	INVESCO EXCH TRD SLF IDX FD TR BULL 2034 CO ETF
BSCZ	INVESCO EXCH TRD SLF IDX FD TR BULLETSHARES
BSEP	Innovator U.S. Equity Buffer ETF - September
BSET	BASSETT FURNITURE INDS INC COM
BSGR	INVESCO EXCH TRD SLF IDX FD TR BULLTSH 2027 TRE
BSGT	INVESCO EXCH TRD SLF IDX FD TR SHARES 2029 TRSY
BSIN	BIG SKY INDL INC COM
BSJQ	INVESCO EXCH TRD SLF IDX FD TR INVSCO BLSH 26

BSJR	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2027
BSJS	INVESCO EXCH TRD SLF IDX FD TR INVSCO 28 HYCORP
BSJT	INVESCO EXCH TRD SLF IDX FD TR BULETSHS 2029 HG
BSJU	INVESCO EXCH TRD SLF IDX FD TR BULLETSHS 2030
BSJV	INVESCO EXCH TRD SLF IDX FD TR BULL 2031 HI ETF
BSJW	INVESCO EXCH TRD SLF IDX FD TR BULLETSHARES 203
BSJX	INVESCO EXCH TRD SLF IDX FD TR BULLETSHARES
BSJY	INVESCO EXCH TRD SLF IDX FD TR BULLETSHARS 2034
BSL	BLACKSTONE SENI FLTN RAT 2027 COM
BSM	BLACK STONE MINERALS L P COM UNIT
BSMC	Brandes U.S. Small-Mid Cap Value ETF
BSMQ	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2026 MUNI
BSMR	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2027 MUNI
BSMS	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2028 MUNI
BSMT	INVESCO EXCH TRD SLF IDX FD TR BULSHS 2029 MUNI
BSMU	INVESCO EXCH TRD SLF IDX FD TR INVSC 30 MUNI BD
BSMV	INVESCO EXCH TRD SLF IDX FD TR BULLETSHS 31 MUN
BSMW	INVESCO EXCH TRD SLF IDX FD TR BULLETSHS 32 MUN
BSMY	INVESCO EXCH TRD SLF IDX FD TR BULLETSHARE 2034
BSMZ	INVESCO EXCH TRD SLF IDX FD TR BULTSHS 2035 MUN
BSOL	BITWISE SOLANA STAKING ETF COM SHS OF BENEF
BSR	NORTHERN LTS FD TR II BEAC SE RISK ETF
BSRR	SIERRA BANCORP COM
BSSX	INVESCO EXCH TRD SLF IDX FD TR INVESCO BULLETSH
BST	BLACKROCK SCIENCE & TECHNOLOGY SHS
BSTP	INNOVATOR ETFS TRUST BUFFER STEP UP S
BSTS	INVESCO EXCH TRD SLF IDX FD TR BULLETSHS 2028
BSTU	INVESCO EXCH TRD SLF IDX FD TR BULLETSHS 2030
BSTV	INVESCO EXCH TRD SLF IDX FD TR BULLETSHARS 2031
BSTZ	BLACKROCK SCIENCE & TECHNOLOGY SHS BEN INT
BSV	VANGUARD BD INDEX FDS SHORT TRM BOND
BSVN	BANK7 CORP COM
BSVO	EA SERIES TRUST BRID OMN SMA ETF
BSX	BOSTON SCIENTIFIC CORP COM

BSY	BENTLEY SYS INC COM CL B
BTAI	BIOXCEL THERAPEUTICS INC COM NEW
BTAL	AGF INVTS TR US MARKET NETRL
BTBD	BT BRANDS INC COM NEW
BTBDW	BT BRANDS INC WT EXP 111226
BTBT	BIT DIGITAL INC SHS
BTC	GRAYSCALE BITCOIN MINI TR ETF SHS NEW
BTCC	GRAYSCALE FUNDS TRUST BITCOIN COVERED
BTCI	NEOS Bitcoin High Income ETF
BTCK	TEUCRIUM COMMODITY TR 7RCC SPOT BITCON
BTCL	T-Rex 2X Long Bitcoin Daily Target ETF
BTCO	Invesco Galaxy Bitcoin ETF
BTCS	BTCS INC COM NEW
BTCT	BTC DIGITAL LTD SHS NEW
BTCU	DIREXION SHARES ETF TRUST DAILY BITCOIN BU
BTCW	WisdomTree Bitcoin Fund
BTCZ	T-Rex 2X Inverse Bitcoin Daily Target ETF
BTDR	BITDEER TECHNOLOGIES GROUP CL A ORD SHS
BTE	BAYTEX ENERGY CORP COM
BTF	VALKYRIE ETF TRUST II COINSHARES BITCN
BTG	B2GOLD CORP COM
BTGD	TIDAL TRUST II STKD 100 100 ETF
BTGO	BITGO HOLDINGS INC COM SHS CL A
BTI	BRITISH AMERN TOB PLC SPONSORED ADR
BTMD	BIOTE CORP CLASS A COM
BTO	HANCOCK JOHN FINL OPPTYS SH BEN INT NEW
BTOC	ARMLOGI HOLDING CORP COM
BTOG	BIT ORIGIN LTD ORD SHS CL A
BTOT	ISHARES TR TOTAL USD FIXED
BTQ	BTQ TECHNOLOGIES CORP COM
BTR	NORTHERN LTS FD TR II BEACON TACTICAL
BTRN	GLOBAL X FDS BITC TREN ST ETF
BTSG	BRIGHTSPRING HEALTH SVCS INC COM
BTSGU	BRIGHTSPRING HEALTH SVCS INC UNIT 02/01/27

BTT	BLACKROCK MUN TARGET TERM TR COM SHS BEN IN
BTTC	BLACK TITAN CORP ORD SHS
BTU	PEABODY ENGR CORP COM
BTX	BLACKROCK TECH AND PRIVATE EQU SHS BEN INT
BTYB	TIDAL TRUST III VIST BI 5 YR ETF
BTZ	BLACKROCK CR ALLOCATION COM
BUCK	SIMPLIFY EXCHANGE TRADED FUNDS TREASURY OPT INC
BUD	ANHEUSER BUSCH INBEV SA NV SPONSORED ADR
BUDA	BUDA JUICE INC COM
BUFB	Innovator Laddered Allocation Buffer ETF
BUFC	AB ACTIVE ETFS INC CONSERVATIVE
BUFD	FT Vest Laddered Deep Buffer ETF
BUFE	FT Vest Laddered Emerging Markets Buffer ETF
BUFF	Innovator Laddered Allocation Power Buffer ETF
BUFG	FT Vest Buffered Allocation Growth ETF
BUFH	FT Vest Laddered Max Buffer ETF
BUFI	AB ACTIVE ETFS INC INTL BUFFER ETF
BUFM	AB ACTIVE ETFS INC MODERATE BUFFER
BUFP	PGIM Laddered S&P 500 Buffer 12 ETF
BUFQ	FT Vest Laddered Nasdaq Buffer ETF
BUFR	FT Vest Laddered Buffer ETF
BUFS	FT Vest Laddered Small Cap Moderate Buffer ETF
BUFT	FT Vest Buffered Allocation Defensive ETF
BUFX	FT Vest Laddered Enhance & Moderate Buffer ETF
BUFY	FT Vest Laddered International Moderate Buffer ETF
BUFZ	FT Vest Laddered Moderate Buffer ETF
BUG	GLOBAL X FDS CYBRSCURTY ETF
BUI	BLACKROCK UTILS INFRASTRUCTURE COM
BUL	PACER FDS TR US CHS CWS GWT
BULD	PACER FDS TR BLUESTAR ENG THE
BULG	THEMES ETF TR LEVERAGE SHS 2X
BULL	WEBULL CORP ORD SHS
BULLW	WEBULL CORP WT EXP 041030
BULX	GRANITESHARES ETF TR 2X LONG BULL DLY

BULZ	BANK MONTREAL MEDIUM NT LKD 41
BUR	BURFORD CAPITAL LIMITED ORD SHS
BURL	BURLINGTON STORES INC COM
BURU	NUBURU INC COMMON STOCK
BUSA	Brandes U.S. Value ETF
BUSE	FIRST BUSEY CORP COM NEW
BUSEP	FIRST BUSEY CORP 8.25 DEP PF SR B
BUUU	BUUU GROUP LTD USD CL A ORD SHS
BUXX	EA SERIES TRUST STRIVE ENHANCED
BUYB	PROSHARES TR S&P 500 BUYBACK
BUYO	KRANESHARES TRUST MAN BUYOUT BETA
BUYW	Main BuyWrite ETF
BUYZ	Franklin Disruptive Commerce ETF
BUZZ	VANECK ETF TRUST SOCIAL SENTIMENT
BV	BRIGHTVIEW HLDGS INC COM
BVAL	EXCHANGE TRADED CONCEPTS TRUST BLUEMONTE LARGE
BVC	BITVENTURES LTD ORD SHS NEW
BVFL	BV FINL INC COM NEW
BVN	COMPANIA DE MINAS BUENAVENTURA SPONSORED ADR
BVS	BIOVENTUS INC COM CL A
BW	BABCOCK & WILCOX ENTERPRISES COM
BWA	BORGWARNER INC COM
BW-A	BABCOCK & WILCOX ENTERPRISES 7.75% CUM PFD A
BWAY	BRAINSWAY LTD SPONSORED ADS
BWB	BRIDGEWATER BANCSHARES INC COM
BWBBP	BRIDGEWATER BANCSHARES INC 5.875% DEP PFD A
BWEN	BROADWIND INC COM NEW
BWET	AMPLIFY COMMODITY TRUST BREA TANK SH ETF
BWFG	BANKWELL FINL GROUP INC COM
BWG	BRANDYWINEGBL GBL INCM OPP FD COM
BWIN	THE BALDWIN INSURANCE GRP INC COM CL A
BWIV	BLUE WTR ACQUISITION CORP IV ORD SHS CL A
BWIV+	BLUE WTR ACQUISITION CORP IV WT EXP 080930
BWIV=	BLUE WTR ACQUISITION CORP IV UNIT EXP

BWLP	BW LPG LTD COM
BWMN	BOWMAN CONSULTING GROUP LTD COM
BWMX	BETTERWARE DE MEXC S A P I DE SHS
BWNB	BABCOCK & WILCOX ENTERPRISES CAL NT 26
BWOW	BITWISE DOGECOIN ETF COM SHS BEN INT
BWTG	Brendan Wood TopGun Index ETF
BWX	SPDR SERIES TRUST ST INTL BBG ETF
BWXT	BWX TECHNOLOGIES INC COM
BWZ	SPDR SERIES TRUST SST SPDR BLOOMBE
BX	BLACKSTONE INC COM
BXC	BLUELINX HLDGS INC COM NEW
BXDC	BLACKSTONE DIGITAL INFRASTRUCT COMMON STOCK
BXMT	BLACKSTONE MORTGAGE TRUST INC COM CL A
BXP	BXP INC COM
BXSL	BLACKSTONE SECD LENDING FD COMMON STOCK
BY	BYLINE BANCORP INC COM
BYAH	PARK HA BIOLOGICAL TECH CO LTD ORD SHS CLASS A
BYD	BOYD GAMING CORP COM
BYFC	BROADWAY FINL CORP DEL CL A NEW
BYLD	ISHARES TR YLD OPTIM BD
BYND	BEYOND MEAT INC COM
BYRE	PRINCIPAL EXCHANGE TRADED FDS REAL ESTATE ACTI
BYRN	BYRNA TECHNOLOGIES INC COM NEW
BYSI	BEYONDSPRING INC SHS
BZ	KANZHUN LIMITED SPONSORED ADS
BZAI	BLAIZE HLDGS INC COM
BZAIW	BLAIZE HLDGS INC WT EXP 011330
BZFD	BUZZFEED INC CL A NEW
BZFDW	BUZZFEED INC WT EXP 120326
BZH	BEAZER HOMES USA INC COM NEW
BZQ	PROSHARES TR ULT MSCI BR CAPP
BZUN	BAOZUN INC SPONSORED ADR
BZZ	Corgi Drones & Urban Air Mobility ETF
C	CITIGROUP INC COM NEW

CAAA	FIRST TR EXCHANGE-TRADED FD IV AAA CMBS ETF
CAAP	CORPORACION AMER ARPTS S A COM
CAAS	CHINA AUTOMOTIVE SYS INC SHS
CABA	CABALETTA BIO INC COM
CABO	CABLE ONE INC COM
CABR	CARING BRANDS INC COM
CABZ	Roundhill Robotaxi, Autonomous Vehicles & Technology ETF
CAC	CAMDEN NATL CORP COM
CACC	CREDIT ACCEP CORP MICH COM
CACI	CACI INTL INC CL A
CADL	CANDEL THERAPEUTICS INC COM
CAE	CAE INC COM
CAF	MORGAN STANLEY CHINA A SH FD COM
CAFG	PACER FDS TR US SM CAP CASH
CAFX	PROFESIONALLY MANAGED PORTFOLI CONGR BD ETF
CAG	CONAGRA BRANDS INC COM
CAGE	CALAMOS ETF TR AUTOC GROWT ETF
CAH	CARDINAL HEALTH INC COM
CAI	CARIS LIFE SCIENCES INC COM
CAIE	CALAMOS ETF TR AUTOC INCOM ETF
CAIIU	COLLECTIVE ACQUISITION CORP II UNITS EXP 042731
CAIQ	CALAMOS ETF TR NASDAQ AUTOCALLL
CAKE	CHEESECAKE FACTORY INC COM
CAL	CALERES INC COM
CALC	CALCIMEDICA INC COM NEW
CALF	Pacer US Small Cap Cash Cows ETF
CALI	BLACKROCK ETF TRUST II ISHA SH TERM ETF
CALM	CAL MAINE FOODS INC COM NEW
CALX	CALIX INC COM
CALY	CALLAWAY GOLF CO COM
CAM	AB ACTIVE ETFS INC CALIF INTER ETF
CAML	PROFESIONALLY MANAGED PORTFOLI CONGRESS LRG CAP
CAMP	CAMP4 THERAPEUTICS CORP COM
CAMT	CAMTEK LTD ORD

CAMX	ADVISORS INNER CIRCLE FD CAMBIAR AGGRES
CAN	CANAAN INC SPONSORED ADS
CANC	TEMA ETF TRUST ONCOLOGY ETF
CANE	TEUCRIUM COMMODITY TR SUGAR FD
CANF	CAN FITE BIOFARMA LTD SPONSORED ADR
CANG	CANGO INC ORD CL A
CANQ	CALAMOS ETF TR NASDAQ EQUITY
CAOS	Alpha Architect Tail Risk ETF
CAPE	DOUBLELINE ETF TRUST SHILLER CAPE U S
CAPL	CROSSAMERICA PARTNERS LP UT LTD PTN INT
CAPN	CAYSON ACQUISITION CORP SHS
CAPNR	CAYSON ACQUISITION CORP RT
CAPNU	CAYSON ACQUISITION CORP UNIT
CAPR	CAPRICOR THERAPEUTICS INC COM NEW
CAPS	CAPSTONE HLDG CORP COM NEW
CAQ	CAMBRIDGE ACQUISITION CORP USD CL A ORD SHS
CAQUU	CAMBRIDGE ACQUISITION CORP UNIT EXP 013031
CAQUW	CAMBRIDGE ACQUISITION CORP WT EXP 013031
CAR	AVIS BUDGET GROUP INC COM
CARD	BANK MONTREAL MEDIUM NT CARDIV 43
CARE	CARTER BANKSHARES INC COM NEW
CARG	CARGURUS INC COM CL A
CARK	ADVISORS INNER CIRCLE FD II CASTLEARK LARGE
CARL	CARLSMED INC COM
CARR	CARRIER GLOBAL CORPORATION COM
CARS	CARS COM INC COM
CART	MAPLEBEAR INC COM
CARU	BANK MONTREAL MEDIUM CAL LKD 43
CARY	ANGEL OAK FUNDS TRUST INCOME ETF
CARZ	FIRST TR EXCHANGE-TRADED FD II S NETWRK FUT VEH
CAS	SIMPLIFY EXCHANGE TRADED FUNDS CHINA A SHS PLUS
CASH	PATHWARD FINANCIAL INC COM
CASS	CASS INFORMATION SYS INC COM
CAST	FREECAST INC COM SHS CL A

CASY	CASEYS GEN STORES INC COM
CAT	CATERPILLAR INC COM
CATF	AMERICAN CENTY ETF TR CALIF MUN BD ETF
CATG	Leverage Shares 2X Long CAT Daily ETF
CATH	GLOBAL X FDS S&P 500 CATHOLIC
CATO	CATO CORP NEW CL A
CATX	PERSPECTIVE THERAPEUTICS INC COM NEW
CATY	CATHAY GEN BANCORP COM
CAVA	CAVA GROUP INC COM
CB	CHUBB LTD SWITZ COM
CBAN	COLONY BANKCORP INC COM
CBAT	CBAK ENERGY TECHNOLOGY INC COM
CBC	CENTRAL BANCOMPANY COM CL A
CBFV	CB FINL SVCS INC COM
CBIL	Corgi 3-12 Month T-Bill ETF
CBIO	CRESCENT BIOPHARMA INC. COM
CBK	COMMERCIAL BANCGROUP INC COM
CBL	CBL & ASSOC PPTYS INC COMMON STOCK
CBLL	CERIBELL INC COM
CBLS	ELEVATION SERIES TRUST CLOU HEDG EQ ETF
CBNA	CHAIN BRIDGE BANCORP INC CL A
CBNK	CAPITAL BANCORP INC MD COM
CBOA	Calamos Bitcoin Structured Alt Protection ETF - April
CBOE	Cboe Global Markets, Inc.
CBOJ	Calamos Bitcoin Structured Alt Protection ETF - January
CBOL	Calamos Laddered Bitcoin Structured Alt Protection ETF
CBON	VANECK ETF TRUST CHINA BOND ETF
CBOO	Calamos Bitcoin Structured Alt Protection ETF - October
CBOT	Corgi Robots & Humanoids ETF
CBOX	Calamos Tax-Aware Collateral ETF
CBOY	Calamos Bitcoin Structured Alt Protection ETF - July
CBRE	CBRE GROUP INC CL A
CBRG	Leverage Shares 2X Long CBRS Daily ETF
CBRL	CRACKER BARREL OLD CTRY STORE COM

CBRS	CEREBRAS SYSTEMS INC COM CL A
CBRX	Tradr 2X Long CBRS Daily ETF
CBRZ	Tradr 2X Short CBRS Daily ETF
CBSE	ELEVATION SERIES TRUST CLOU SELE EQ ETF
CBSH	COMMERCE BANCSHARES INC COM
CBT	CABOT CORP COM
CBTA	Calamos Bitcoin 80 Series Structured Alt Protection ETF - April
CBTJ	Calamos Bitcoin 80 Series Structured Alt Protection ETF - January
CBTL	Calamos Laddered Bitcoin 80 Series Structured Alt Protection ETF
CBTO	Calamos Bitcoin 80 Series Structured Alt Protection ETF - October
CBTY	Calamos Bitcoin 80 Series Structured Alt Protection ETF - July
CBU	COMMUNITY FINANCIAL SYSTEM INC COM
CBUS	CIBUS INC CL A COM STK
CBXA	Calamos Bitcoin 90 Series Structured Alt Protection ETF - April
CBXJ	Calamos Bitcoin 90 Series Structured Alt Protection ETF - January
CBXL	Calamos Laddered Bitcoin 90 Series Structured Alt Protection ETF
CBXO	Calamos Bitcoin 90 Series Structured Alt Protection ETF - October
CBXY	Calamos Bitcoin 90 Series Structured Alt Protection ETF - July
CBZ	CBIZ INC COM
CC	CHEMOURS CO COM
CCAP	CRESCENT CAP BDC INC COM
CCAQ	COLLECTIVE ACQUISITION CORP SHS CL A
CCAQU	COLLECTIVE ACQUISITION CORP UNIT EXP 040430
CCAQW	COLLECTIVE ACQUISITION CORP WT EXP 040430
CCB	COASTAL FINL CORP WA COM NEW
CCBG	CAPITAL CITY BANK COM
CCC	CCC INTELLIGENT SOLUTIONS HLD COM
CCCC	C4 THERAPEUTICS INC COM STK
CCD	CALAMOS DYNAMIC CONV & INCOME COM
CCEC	CAPITAL CLEAN ENERGY CARRIERS COM
CCEF	CALAMOS ETF TR CEF INC ARB ETF
CCEL	CRYO-CELL INTL INC COM
CCEP	COCA-COLA EUROPACIFIC PARTNERS SHS
CCFE	EA SERIES TRUST CONCOURSE CAPITL

CCG	CHECHE GROUP INC ORD SHS CL A
CCGWW	CHECHE GROUP INC WT EXP 100130
CCHH	CCH HLDGS LTD CL A ORD SHS
CCI	CROWN CASTLE INC COM
CCID	CARLYLE CREDIT INCOME FUND NT 28
CCIF	CARLYLE CREDIT INCOME FUND SHS BEN INT
CCII	COHEN CIRCLE ACQUISIT CORP II SHS CL A
CCIIU	COHEN CIRCLE ACQUISIT CORP II UNIT EXP 070130
CCIIW	COHEN CIRCLE ACQUISIT CORP II WT EXP 070130
CCIX	CHURCHILL CAPITAL CORP IX CL A SHS
CCIXU	CHURCHILL CAPITAL CORP IX UNIT EXP
CCIXW	CHURCHILL CAPITAL CORP IX WT EXP 033131
CCJ	CAMECO CORP COM
CCK	CROWN HLDGS INC COM
CCL	CARNIVAL CORP LTD COMMON SHARES
CCLD	CARECLOUD INC COM
CCM	CONCORD MED SVCS HLDGS LTD SPON ADR NEW
CCNE	CNB FINL CORP PA COM
CCNEP	CNB FINL CORP PA 7.125 DP SH PF A
CCNR	FINANCIAL INVS TR CORE NAT RES ETF
CCO	CLEAR CHANNEL OUTDOOR HLDGS IN COM
CCOI	COGENT COMM HOLDINGS INC COM NEW
CCOM	SIMPLIFY EXCHANGE TRADED FUNDS CHINESE COME
CCOR	LISTED FDS TR CORE ALT FD
CCPX	Corgi China 2x Daily ETF
CCRN	CROSS CTRY HEALTHCARE INC COM
CCRP	COLUMBIA ETF TR I CORPORATE BD ETF
CCS	CENTURY COMMUNITIES INC COM
CCSB	TIDAL TRUST II CARB COLL BD ETF
CCSI	CONSENSUS CLOUD SOLUTIONS INC COM
CCSO	TIDAL TRUST II CARBON CLCTV CLM
CCTG	CCSC TECHNOLOGY INTL HLDGS LTD CL A ORD SHS
CCU	COMPANIA CERVECERIAS UNIDAS S SPONSORED ADR
CCUP	T-REX 2X Long CRCL Daily Target ETF

CCXI	CHURCHILL CAP CORP XI CL A ORD SHS
CCXIU	CHURCHILL CAP CORP XI UNITS EXP 121030
CCXIW	CHURCHILL CAP CORP XI WT EXP 121030
CCZ	COMCAST HOLDINGS CORP ZONES CV2% PCS
CD	CHAINCE DIGITAL HOLDINGS INC ORDINARY SHARES
CDC	VICTORY PORTFOLIOS II VCSHS US EQ INCM
CDE	COEUR MNG INC COM NEW
CDEI	MORGAN STANLEY ETF TRUST CALVERT US LRGCP
CDIG	EA SERIES TRUST CITY DIFFNT INVT
CDIO	CARDIO DIAGNOSTICS HOLDGS INC COM NEW
CDIOW	CARDIO DIAGNOSTICS HOLDGS INC WT EXP 102527
CDL	VICTORY PORTFOLIOS II VCSHS US LRG CAP
CDLR	CADELER A S SPON ADR
CDLX	CARDLYTICS INC COM NEW
CDNA	CAREDX INC COM
CDNL	CARDINAL INFRASTRUCTURE GROUP CL A
CDNS	CADENCE DESIGN SYSTEM INC COM
CDP	COPT DEFENSE PROPERTIES SHS BEN INT
CDR-B	CEDAR RLTY TR INC PFD-B 7.25%
CDR-C	CEDAR RLTY TR INC 6.50% CUM PFD C
CDRE	CADRE HLDGS INC COM
CDRO	CODERE ONLINE LUXEMBOURG S A ORDINARY SHARES
CDROW	CODERE ONLINE LUXEMBOURG S A WT EXP 112326
CDT	CDT EQUITY INC COM NEW
CDTG	CDT ENVIRONMENTAL TECHNOLOGY I ORD SHS
CDTTW	CDT EQUITY INC WT EXP 092228
CDW	CDW CORP COM
CDX	SIMPLIFY EXCHANGE TRADED FUNDS HIGH YIELD ETF
CDXS	CODEXIS INC COM
CDZI	CADIZ INC COM NEW
CDZIP	CADIZ INC 8.875% DEP PFD A
CE	CELANESE CORP DEL COM
CECO	CECO ENVIRONMENTAL CORP COM
CEE	THE CENTRAL AND EASTERN EU INC COM

CEF	SPROTT ASSET MANAGEMENT LP PHYSICAL GOLD AN
CEFA	GLOBAL X FDS S&P EX US ETF
CEFD	UBS AG LONDON BRANCH CAL LKD 50
CEFS	Saba Closed-End Funds ETF
CEFZ	RiverNorth Active Income ETF
CEG	CONSTELLATION ENERGY CORP COM
CEGX	Tradr 2X Long CEG Daily ETF
CELC	CELCUITY INC COM
CELG^	BRISTOL-MYERS SQUIBB CO CONTIN VAL RT
CELH	CELSIUS HLDGS INC COM NEW
CELU	CELULARITY INC CL A NEW
CELUW	CELULARITY INC WT EXP 071626
CELZ	CREATIVE MED TECHNOLOGY HLDGS COM NEW
CEMB	iShares J.P. Morgan EM Corporate Bond ETF
CENN	CENNTRO INC COM
CENT	CENTRAL GARDEN & PET CO COM
CENTA	CENTRAL GARDEN & PET CO CL A NON-VTG
CENX	CENTURY ALUM CO COM
CEPF	CANTOR EQUITY PARTNERS IV INC SHS CL A
CEPI	ETF OPPORTUNITIES TRUST REX CRYP EQU ETF
CEPO	CANTOR EQUITY PARTNERS I INC. SHS CL A
CEPS	CANTOR EQUITY PARTNERS VI INC CL A ORD SHS
CEPT	CANTOR EQUITY PARTNERS II INC. CL A ORD SHS
CEPU	CENTRAL PUERTO S A SPONSORED ADR
CEPV	CANTOR EQUITY PARTNERS V INC SHS CL A S
CERS	CERUS CORP COM
CERT	CERTARA INC COM
CERY	SPDR SERIES TRUST STATE STRET SPDR
CET	CENTRAL SECS CORP COM
CETX	CEMTREX INC COM
CETY	CLEAN ENERGY TECHNOLOGIES INC COM SHS
CEV	EATON VANCE CALIF MUN INCOM TR SH BEN INT
CEVA	CEVA INC COM
CEW	WISDOMTREE TR EMERG CUR STR FD

CF	CF INDUSTRIES HOLD COM
CFA	VICTORY PORTFOLIOS II VCSHS US 500 VOL
CFBK	CF BANKSHARES INC COM
CFFI	C & F FINL CORP COM
CFFN	CAPITOL FED FINL INC COM
CFG	CITIZENS FINL GROUP INC COM
CFG-E	CITIZENS FINL GROUP INC 5% DP SHS PFD E
CFG-H	CITIZENS FINL GROUP INC DEP SHS SER H
CFG-I	CITIZENS FINL GROUP INC 6.5 DEP PFD SR I
CFIT	Cambria Fixed Income Trend ETF
CFND	C1 FD INC COMMON STOCK
CFO	VICTORY PORTFOLIOS II VCSHS US 500 ENH
CFR	CULLEN FROST BANKERS INC COM
CFR-B	CULLEN FROST BANKERS INC 4.450% DEP PFD B
CFTR-A	CANTOR FITZGERALD INCOME TR IN 9.5 CUM SR A PFD
CG	CARLYLE GROUP INC COM
CGABL	CARLYLE FIN LLC NT CAL 61
CGAU	CENTERRA GOLD INC COM
CGBD	CARLYLE SECURED LENDING INC COM
CGBL	CAPITAL GROUP CORE BALANCED ET SHS
CGC	CANOPY GROWTH CORPORATION COM NEW
CGCB	CAPITAL GRP FIXED INCM ETF TR CORE BOND ETF
CGCP	CAPITAL GRP FIXED INCM ETF TR CORE PLUS INCM
CGCV	CAPITAL GROUP CONSERVATIVE EQU SHS
CGDG	CAPITAL GROUP DIVIDEND GROWERS SHS ETF
CGDV	CAPITAL GROUP DIVIDEND VALUE E SHS CREAT UNIT
CGEM	CULLINAN THERAPEUTICS INC COM
CGEN	COMPUGEN LTD ORD
CGGE	CAPITAL GROUP GLOBAL EQUITY ET SHS
CGGG	CAPITAL GROUP EQUITY ETF TR I US LARGE GROWT
CGGO	CAPITAL GROUP GBL GROWTH EQTY SHS CREAT UNIT
CGGR	CAPITAL GROUP GROWTH ETF SHS CREAT UNIT
CGHM	CAPITAL GRP FIXED INCM ETF TR MUN HIGH ETF
CGHY	CAPITAL GRP FIXED INCM ETF TR HIGH YIELD BOND

CGIB	CAPITAL GRP FIXED INCM ETF TR INTERNATIONAL BD
CGIC	CAPITAL GROUP INTERNATIONAL C SHS
CGIE	CAPITAL GROUP INTERNATIONAL EQ SHS
CGMM	CAPITAL GROUP EQUITY ETF TR I US SM MI CA ETF
CGMS	CAPITAL GRP FIXED INCM ETF TR US MULTI-SECTOR
CGMU	CAPITAL GRP FIXED INCM ETF TR MUN INM ETF
CGNG	CAPITAL GROUP NEW GEOGRAPHY EQ SHS
CGNT	COGNYTE SOFTWARE LTD ORD SHS
CGNX	COGNEX CORP COM
CGO	CALAMOS GLOBAL TOTAL RETURN FD COM SH BEN INT
CGON	CG ONCOLOGY INC COM
CGOV	Corgi 0-3 Month T-Bill ETF
CGRO	TIDAL TRUST II COREVALUES ALPHA
CGSD	CAPITAL GRP FIXED INCM ETF TR SHORT DURATION
CGSM	CAPITAL GRP FIXED INCM ETF TR SHOR DUR MUN ETF
CGTL	CREATIVE GLOBAL TECHNOLOGY HLD SHS CL A
CGTX	COGNITION THERAPEUTICS INC COM
CGUI	CAPITAL GRP FIXED INCM ETF TR ULTRA SHORT ETF
CGUS	CAPITAL GROUP CORE EQUITY ETF SHS CREAT UNIT
CGV	TWO RDS SHARED TR CONDCTR GBL EQTY
CGVV	CAPITAL GROUP EQUITY ETF TR I US LRG VALUE ETF
CGW	INVESCO EXCHANGE-TRADED FD TR S&P GBL WATER
CGXU	CAPITAL GROUP INTL FOCUS EQTY SHS CREAT UNIT
CHA	CHAGEE HLDGS LTD SPONSORED ADS
CHAI	CORE AI HOLDINGS INC COM NPV
CHAR	CHARLTON ARIA ACQUISITION CORP ORD SHS CL A
CHARR	CHARLTON ARIA ACQUISITION CORP RT EXP 123126
CHARU	CHARLTON ARIA ACQUISITION CORP UNIT
CHAT	TIDAL TRUST II ROUNDHILL GENER
CHAU	DIREXION SHARES ETF TRUST DAIL CSI 300 ETF
CHCI	COMSTOCK HLDG COS INC CL A NEW
CHCO	CITY HLDG CO COM
CHCT	COMMUNITY HEALTHCARE TR INC COM
CHD	CHURCH & DWIGHT CO INC COM

CHDN	CHURCHILL DOWNS INC COM
CHE	CHEMED CORP NEW COM
CHEC	CHENGHE ACQUISITION III CO ORD SHS CL A
CHECU	CHENGHE ACQUISITION III CO UNIT EXP 090930
CHECW	CHENGHE ACQUISITION III CO WT EXP 090930
CHEF	CHEFS WHSE INC COM
CHGG	CHEGG INC COM
CHGX	EA SERIES TRUST STAN SU BETA ETF
CHH	CHOICE HOTELS INTL INC COM
CHI	CALAMOS CONV OPPORTUNITIES & I SH BEN INT
CHIQ	GLOBAL X FDS MSCI CHINA CNSMR
CHKP	CHECK POINT SOFTWARE TECH LTD ORD
CHMG	CHEMUNG FINL CORP COM
CHMI	CHERRY HILL MTG INVT CORP COM
CHMI-A	CHERRY HILL MTG INVT CORP 8.20% CUM PFD A
CHMI-B	CHERRY HILL MTG INVT CORP 8.250 CUM PFD B
CHNL	Chainlink ETF
CHNR	CHINA NATURAL RESOURCES INC SHS NEW
CHNU	2x Chainlink ETF
CHOW	CHOWCHOW CLOUD INTL HLDGS LTD ORDINARY SHARES
CHPG	CHAMPIONSGATE ACQUISITION CORP SHS CL A
CHPGR	CHAMPIONSGATE ACQUISITION CORP RT EXP 051430
CHPGU	CHAMPIONSGATE ACQUISITION CORP UNIT EXP 051430
CHPS	DBX ETF TR XTRA SE SELE ETF
CHPT	CHARGEPOINT HOLDINGS INC COM SHS
CHPX	GLOBAL X FDS AI SEMI QUAN ETF
CHPY	TIDAL TRUST II YIEL SE PORT ETF
CHR	CHEER HLDG INC CL A ORD SHS NEW
CHRD	CHORD ENERGY CORPORATION COM NEW
CHRI	GLOBAL X FDS S&P 500 CHRISTIA
CHRN	CHRONOSCALE CORP COMMON STOCK
CHRS	COHERUS ONCOLOGY INC COM
CHRW	C H ROBINSON WORLDWIDE IN COM NEW
CHSCL	CHS INC CLASS B SER 4

CHSCM	CHS INC RED PFD SER3 CLB
CHSCN	CHS INC PFD B SR 2 RST
CHSCO	CHS INC PFD CL B SER 1
CHSCP	CHS INC PFD 8%
CHSN	CHANSON INTL HLDG CL A ORD SHS
CHT	CHUNGHWA TELECOM CO LTD SPON ADR NEW11
CHTR	CHARTER COMMUNICATIONS INC CL A
CHW	CALAMOS GBL DYN INCOME FUND COM
CHWY	CHEWY INC CL A
CHY	CALAMOS CONV & HIGH INCOME FD COM SHS
CHYG	Corgi 0-5 Year High Yield Corporate Bond ETF
CHYM	CHIME FINL INC COM SHS CL A
CI	THE CIGNA GROUP COM
CIA	CITIZENS INC CL A
CIB	GRUPO CIBEST SA SPON ADS
CIBR	FIRST TR EXCHANGE-TRADED FD II NASDAQ CYB ETF
CICB	CION INVT CORP CAL NT 29
CICC	CION INVT CORP NT 31
CIEG	Leverage Shares 2X Long CIEN Daily ETF
CIEI	Corgi 3-7 Year Treasury Bond ETF
CIEN	CIENA CORP COM NEW
CIF	MFS INTER HIGH INCOME FD SH BEN INT
CIFG	THEMES ETF TR LEVERAGE SHS 2X
CIFR	CIPHER DIGITAL INC COM
CIFU	T-REX 2X Long CIFR Daily Target ETF
CIG	CIA ENERGETICA DE MINAS GERAIS SP ADR N-V PFD
CIG.C	CIA ENERGETICA DE MINAS GERAIS SPONSORED ADR
CIGI	COLLIERS INTL GROUP INC SUB VTG SHS
CII	BLACKROCK ENHANCED LARGE CAP C COM
CIIT	TIANCI INTL INC COM NEW
CIK	CREDIT SUISSE ASSET MGMT COM
CIM	CHIMERA INVT CORP COM SHS
CIM-A	CHIMERA INVT CORP PFD SER A
CIM-B	CHIMERA INVT CORP PFD SER B

CIM-C	CHIMERA INVT CORP 7.75% CUM PFD C
CIM-D	CHIMERA INVT CORP 8% PFD CUM SER D
CIMN	CHIMERA INVT CORP CAL 29
CIMO	CHIMERA INVT CORP NT 29
CIMP	CHIMERA INVT CORP NT 30
CINF	CINCINNATI FINL CORP COM
CING	CINGULATE INC COM
CINGW	CINGULATE INC WT EXP 121026
CINT	CI&T INC COM CL A
CION	CION INVT CORP COM
CISO	CISO GLOBAL INC COM NEW
CISS	C3IS INC COM
CITR	CITROTECH INC COM NEW
CIVB	CIVISTA BANCSHARES INC COM NO PAR
CIVG	Corgi 1-5 Year Investment Grade Corporate Bond ETF
CIX	COMPX INTL INC CL A
CJMB	CALLAN JMB INC COM
CJUN	Corgi U.S. Equities 15% Structured Buffer ETF - June Series
CKX	CKX LDS INC COM
CL	COLGATE PALMOLIVE CO COM
CLAR	CLARUS CORP NEW COM
CLB	CORE LABORATORIES INC COM
CLBK	COLUMBIA FINL INC COM
CLBR	COLOMBIER ACQUISITION CORP III ORD SHS CL A
CLBR+	COLOMBIER ACQUISITION CORP III WT EXP 123132
CLBR=	COLOMBIER ACQUISITION CORP III UNIT
CLBT	CELLEBRITE DI LTD ORDINARY SHARES
CLCG	CROSSMARK ETF TRUST LARGE CAP GROW
CLCV	CROSSMARK ETF TRUST LARGE CAP VAL
CLDI	CALIDI BIOTHERAPEUTICS INC COM
CLDT	CHATHAM LODGING TR COM
CLDT-A	CHATHAM LODGING TR 6.625% RED PFD A
CLDX	CELLDEX THERAPEUTICS INC NEW COM NEW
CLF	CLEVELAND-CLIFFS INC NEW COM

CLFD	CLEARFIELD INC COM
CLGN	COLLPLANT BIOTECHNOLOGIES LTD SHS NEW
CLH	CLEAN HARBORS INC COM
CLIK	CLICK HLDGS LTD CL A ORD SHS
CLIM	EXCHANGE LISTED FDS TR CLIMATE GLOBAL C
CLIP	GLOBAL X FDS 1 3 MO T BI ET
CLIR	CLEARSIGN TECHNOLOGIES CORP COM NEW
CLIX	PROSHARES TR LONG ONLINE SHRT
CLLS	CELLECTIS S A SPON ADS
CLM	CORNERSTONE STRATEGIC INVESTME COM
CLMB	CLIMB GLOBAL SOLUTIONS INC COM
CLMT	CALUMET INC COM
CLNE	CLEAN ENERGY FUELS CORP COM
CLNK	BITWISE CHAINLINK ETF BENEFICIAL INT
CLNN	CLENE INC COM NEW
CLOA	BLACKROCK ETF TRUST II ISHARES AAA CLO
CLOB	VANECK ETF TRUST AA BB CLO ETF
CLOC	ETF SER SOLUTIONS AAM CRES CLO ETF
CLOD	THEMES ETF TR CLOUD COMPUTING
CLOI	VANECK ETF TRUST CLO ETF
CLOO	NEW YORK LIFE INVTS ACTIVE ETF INVT GRA CLO ETF
CLOU	GLOBAL X FDS CLOUD COMPUTNG
CLOV	CLOVER HEALTH INVESTMENTS CORP COM CL A
CLOX	SERIES PORTFOLIOS TR ELDR AAA CLO ETF
CLOZ	SERIES PORTFOLIOS TR ELDRIDGE BBB B
CLPR	CLIPPER RLTY INC COM
CLPS	CLPS INCORPORATION COM
CLPT	CLEARPOINT NEURO INC COM
CLRB	CELLECTAR BIOSCIENCES INC COM NEW
CLRO	CLEARONE INC COM NEW
CLS	CELESTICA INC COM
CLSE	Convergence Long/Short Equity ETF
CLSK	CLEANSPARK INC COM NEW
CLSKW	CLEANSPARK INC WT EXP 122928

CLSM	EXCHANGE LISTED FDS TR ETC CABANA TARGT
CLST	CATALYST BANCORP INC COMMON STOCK
CLSX	Tradr 2X Long CLSK Daily ETF
CLUB	EXCHANGE LISTED FDS TR BILLI CLUB ETF
CLVT	CLARIVATE PLC ORD SHS
CLW	CLEARWATER PAPER CORP COM
CLWT	EURO TECH HOLDINGS CO LTD SHS NEW
CLX	CLOROX CO DEL COM
CLYM	CLIMB BIO INC COM
CM	CANADIAN IMPERIAL BANK OF COMM COM
CMAG	Corgi Mag 7 ETF
CMAY	Corgi U.S. Equities 15% Structured Buffer ETF - May Series
CMBO	RBB FUND TRUST WAYFINDER DYNAMI
CMBS	ISHARES TR CMBS ETF
CMBT	CMB.TECH NV SHS
CMC	COMMERCIAL METALS CO COM
CMCI	VanEck CMCI Commodity Strategy ETF
CMCL	CALEDONIA MNG CORP SHS NEW
CMCM	CHEETAH MOBILE INC SPONSORED ADS
CMCO	COLUMBUS MCKINNON CORP N Y COM
CMCSA	COMCAST CORP NEW CL A
CMCT	CREATIVE MEDIA & CMNTY TR COM
CMDB	COSTAMARE BULKERS HLDGS LTD COM SHS
CMDT	PIMCO ETF TR COMMODITY STRAT
CMDY	ISHARES U S ETF TR BLOOMBERG ROLL
CME	CME GROUP INC COM
CMF	ISHARES TR CALIF MUN BD ETF
CMG	CHIPOTLE MEXICAN GRILL INC COM
CMGG	THEMES ETF TR LEVERAGE SHS 2X
CMI	CUMMINS INC COM
CMII	COLUMBUS CIRCLE CAP CORP II USD CL A ORD SHS
CMIIU	COLUMBUS CIRCLE CAP CORP II UNIT EXP 021131
CMIIW	COLUMBUS CIRCLE CAP CORP II WT EXP 021131
CMMB	CHEMOMAB THERAPEUTICS LTD SPONSORED ADS

CMND	CLEARMIND MEDICINE INC COM SHS
CMP	COMPASS MINERALS INTL INC COM
CMPR	CIMPRESS PLC SHS EURO
CMPS	COMPASS PATHWAYS PLC SPONSORED ADS
CMPX	COMPASS THERAPEUTICS INC COM
CMRC	COMMERCE.COM INC COM SER 1
CMRE	COSTAMARE INC SHS
CMRE-B	COSTAMARE INC PERP PFD SER B
CMRE-C	COSTAMARE INC PERP PFD SER C
CMRE-D	COSTAMARE INC PFD SER D
CMS	CMS ENERGY CORP COM
CMSA	CMS ENERGY CORP 5.6% JRSUB NT 78
CMS-B	CONSUMERS ENERGY CO PFD $4.50
CMSC	CMS ENERGY CORP 5.875 JR NT 78
CMS-C	CMS ENERGY CORP 4.200% DEP PFD C
CMSD	CMS ENERGY CORP 5.875 NTS 79
CMT	CORE MOLDING TECHNOLOGIES INC COM
CMTG	CLAROS MTG TR INC COMMON STOCK
CMTL	COMTECH TELECOMMUNICATIONS CP COM NEW
CMTV	COMMUNITY BANCORP INC VT COM
C-N	CITIGROUP CAPITAL XIII TR PFD SECS
CNA	CNA FINL CORP COM
CNAV	Mohr Company Nav ETF
CNBS	AMPLIFY ETF TR SEYMOUR CANB ETF
CNC	CENTENE CORP DEL COM
CNCG	THEMES ETF TR LEVERAGE SHS 2X
CNCK	COINCHECK GROUP NV SHS
CNCKW	COINCHECK GROUP NV WT EXP 121129
CNDT	CONDUENT INC COM
CNEQ	THE ALGER ETF TRUST CONCENTRATED EQT
CNET	ZW DATA ACTION TECHNOLOGS INC COM
CNEY	CN ENERGY GROUP INC CL A SHS
CNF	CNFINANCE HLDGS LTD SPONSORED ADS
CNH	CNH INDL N V SHS

CNI	CANADIAN NATL RY CO COM
CNK	CINEMARK HLDGS INC COM
CNL	COLLECTIVE MINING LTD COM
CNM	CORE & MAIN INC CL A
CNMD	CONMED CORP COM
CNNE	CANNAE HLDGS INC COM
CNO	CNO FINL GROUP INC COM
CNO-A	CNO FINL GROUP INC 5.125% DEB 60
CNOB	CONNECTONE BANCORP INC COM
CNOBP	CONNECTONE BANCORP INC 5.25 DP RT PFD A
CNP	CENTERPOINT ENERGY INC COM
CNQ	CANADIAN NAT RES LTD MED TERM COM
CNQQ	RAYLIANT FDS TR CHIN TR TECH ETF
CNR	CORE NATURAL RESOURCES INC COM SHS
CNRG	SPDR SERIES TRUST SP KENSHO CLEAN
CNS	COHEN & STEERS INC COM
CNSP	CNS PHARMACEUTICALS INC COM
CNTA	CENTESSA PHARMACEUTICALS PLC SPONSORED ADS
CNTB	CONNECT BIOPHARMA HLDGS LTD SHS
CNTN	CANTON STRATEGIC HOLDINGS INC COM
CNTX	CONTEXT THERAPEUTICS INC COM
CNTY	CENTURY CASINOS INC COM
CNVS	CINEVERSE CORP COM CL A
CNX	CNX RES CORP COM
CNXC	CONCENTRIX CORP COM
CNXN	PC CONNECTION INC COM
CNXT	VANECK ETF TRUST CHINE INNOV ETF
CNXU	CONEXEU SCIENCES INC COM SHS
CNYA	iShares MSCI China A ETF
COAG	HEMAB THERAPEUTICS HLDGS INC COM SHS
COAL	EXCHANGE TRADED CONCEPTS TRUST RANG GL COAL ETF
COCH	ENVOY MEDICAL INC CL A
COCHW	ENVOY MEDICAL INC WT EXP 092928
COCO	VITA COCO CO INC COM

COCP	COCRYSTAL PHARMA INC COM NEW
CODA	CODA OCTOPUS GROUP INC COM NEW
CODI	COMPASS DIVERSIFIED SH BEN INT
CODI-A	COMPASS DIVERSIFIED 7.250% PFD SER A
CODI-B	COMPASS DIVERSIFIED 7.87% CUM PFD B
CODI-C	COMPASS DIVERSIFIED 7.875 CUM PFD C
CODX	CO-DIAGNOSTICS INC COM
COE	51TALK ONLINE EDUCATION GROUP SPONSORED ADR
COF	CAPITAL ONE FINL CORP COM
COF-I	CAPITAL ONE FINL CORP DP SHS PFD I
COF-J	CAPITAL ONE FINL CORP 4.8 DP SH PF J
COF-K	CAPITAL ONE FINL CORP 4.625 DEP PFD K
COF-L	CAPITAL ONE FINL CORP 4.375% DEP PFD L
COF-N	CAPITAL ONE FINL CORP 4.25% DEP PFD N
COFS	CHOICEONE FINANCIA COM
COGT	COGENT BIOSCIENCES INC COM
COHH	Leverage Shares 2X Long COHR Daily ETF
COHN	COHEN & CO INC NEW COM
COHR	COHERENT CORP COM
COHU	COHU INC COM
COHX	Tradr 2X Long COHR Daily ETF
COIA	PROSHARES TR ULTRA COIN
COIG	THEMES ETF TR LEVERAGE SHARES
COIN	COINBASE GLOBAL INC COM CL A
COIO	Leverage Shares 2x Capped Accelerated COIN Monthly ETF
COIW	Roundhill COIN WeeklyPay ETF
COKE	COCA COLA CONS INC COM
COLA	COLUMBUS ACQUISITION CORP SHS
COLAR	COLUMBUS ACQUISITION CORP RT EXP
COLAU	COLUMBUS ACQUISITION CORP UNITS 122629
COLB	COLUMBIA BKG SYS INC COM
COLD	AMERICOLD REALTY TRUST INC COM
COLL	COLLEGIUM PHARMACEUTICAL INC COM
COLM	COLUMBIA SPORTSWEAR CO COM

COLO	GLOBAL X FDS GLBX MSCI COLUM
COM	DIREXION SHARES ETF TRUST AUSPCE CMD STG
COMB	GRANITESHARES ETF TR BBG COMMD K 1
COMD	Global X Commodity Strategy ETF
COMP	COMPASS INC CL A
COMT	ISHARES U S ETF TR GSCI CMDTY STGY
CON	CONCENTRA GROUP HOLDINGS PAREN COMMON STOCK
CONI	GRANITESHARES ETF TR 2X SHORT COIN
CONL	GRANITESHARES ETF TR 2X LONG COIN ETF
CONX	DIREXION SHARES ETF TRUST DAILY COIN BULL
CONY	TIDAL TRUST II YIELD COIN ETF
COO	COOPER COS INC COM
COOK	TRAEGER INC COM NEW
COOT	AUSTRALIAN OILSEEDS HLDGS LTD SHS
COOTW	AUSTRALIAN OILSEEDS HLDGS LTD WT EXP 032229
COP	CONOCOPHILLIPS COM
COPA	Themes Copper Miners ETF
COPJ	SPROTT FDS TR JR COPPER MINERS
COPL	COPLEY ACQUISITION CORP ORD SHS CL A
COPL+	COPLEY ACQUISITION CORP WT EXP
COPL=	COPLEY ACQUISITION CORP UNIT
COPP	SPROTT FDS TR COPPER MINER ETF
COPX	GLOBAL X FDS GLOBAL X COPPER
COPY	RBB FUND TRUST TWEEDY BROWNE
COPZ	TIDAL TRUST II DEFIANCE DAILY T
COR	CENCORA INC COM
CORB	AB ACTIVE ETFS INC CORE BOND ETF
CORD	T-REX 2X Inverse CRWV Daily Target ETF
CORN	TEUCRIUM COMMODITY TR CORN FD SHS
CORO	BLACKROCK ETF TRUST ISHA IN CTRY ETF
CORP	PIMCO ETF TR INV GRD CRP BD
CORT	CORCEPT THERAPEUTICS INC COM
CORZ	CORE SCIENTIFIC INC NEW COM
CORZW	CORE SCIENTIFIC INC NEW WT EXP 012327

CORZZ	CORE SCIENTIFIC INC NEW WT EXP 012329
COSM	COSMOS HEALTH INC COM
COSO	COASTALSOUTH BANCSHARES INC COM NEW
COST	COSTCO WHOLESALE CORPORATION COM
COSW	Roundhill COST WeeklyPay ETF
COTG	THEMES ETF TR LEVERAGE SHS 2X
COTY	COTY INC COM CL A
COUR	COURSERA INC COM
COWG	PACER FDS TR US LRG CP CASH
COWS	AMPLIFY ETF TR CASH FLOW DIVID
COWZ	Pacer US Cash Cows 100 ETF
COYA	COYA THERAPEUTICS INC COMMON STOCK
COYY	GRANITESHARES ETF TR YIELDBOOST COIN
COZX	Tradr 2X Long CORZ Daily ETF
CP	CANADIAN PACIFIC KANSAS CITY COM
CPA	COPA HOLDINGS SA CL A
CPAC	CEMENTOS PACASMAYO S A A SPONSORED ADR
CPAG	RBB FD INC F M CO US AG ETF
CPAI	NORTHERN LTS FD TR III COUN QUA EQU ETF
CPAY	CORPAY INC COM SHS
CPB	THE CAMPBELLS COMPANY COM
CPBI	CENTRAL PLAINS BANCSHARES INC COM
CPER	UNITED STS COMMODITY INDEX FD CM REP COPP FD
CPF	CENTRAL PAC FINL CORP COM NEW
CPHC	CANTERBURY PK HLDG CORP COM
CPHI	CHINA PHARMA HLDGS INC COM SHS
CPHY	RBB FD INC F/M COMPOUNDR
CPII	AMERICAN BEACON SELECT FUNDS IONIC INFLATION
CPIX	CUMBERLAND PHARMACEUTICALS INC COM
CPK	CHESAPEAKE UTILS CORP COM
CPLB	NEW YORK LIFE INVTS ACTIVE ETF MACK CORE BD ETF
CPLS	AB ACTIVE ETFS INC CORE PLUS BD ETF
CPNG	COUPANG INC CL A
CPNJ	CALAMOS ETF TR NASD 100 ST JUNE

CPNM	CALAMOS ETF TR NASDAQ 100 STRUT
CPNQ	CALAMOS ETF TR NASDAQ 100 STRU
CPNS	CALAMOS ETF TR NASDAQ 100 STRUC
CPNX	Tradr 2X Long CPNG Daily ETF
CPOP	POP CULTURE GROUP CO LTD SHS NEW
CPRA	CALAMOS ETF TR RUSSELL 2000 STR
CPRI	CAPRI HOLDINGS LIMITED SHS
CPRJ	CALAMOS ETF TR RUSSELL 2000 STR
CPRO	CALAMOS ETF TR RUSSELL 2000 STR
CPRT	COPART INC COM
CPRX	CATALYST PHARMACEUTICALS INC COM
CPRY	CALAMOS ETF TR RUSSELL 2000 STR
CPS	COOPER-STANDARD HOLDINGS INC COM
CPSA	CALAMOS ETF TR S&P 500 STRUCTRD
CPSD	CALAMOS ETF TR S&P 500 STRUCTU
CPSF	CALAMOS ETF TR S&P 500 STRU FEB
CPSH	CPS TECHNOLOGIES CORP COM
CPSJ	CALAMOS ETF TR S&P 500 STRUCTUR
CPSL	Calamos Laddered S&P 500 Structured Alt Protection ETF
CPSM	CALAMOS ETF TR S P 500 STRUCTUR
CPSN	CALAMOS ETF TR S&P 500 STRCTURD
CPSO	CALAMOS ETF TR S&P 500 STRUCTUR
CPSP	CALAMOS ETF TR S&P 500 STRUCTUR
CPSR	CALAMOS ETF TR S&P 500 STRUCTUR
CPSS	CONSUMER PORTFOLIO SVCS INC COM
CPST	CALAMOS ETF TR S&P 500 STR SEPT
CPSU	CALAMOS ETF TR S&P 500 PROT ETF
CPSY	CALAMOS ETF TR S&P 500 STRUCT
CPT	CAMDEN PPTY TR SH BEN INT
CPXR	TIDAL TRUST III USCF DLY TRGT 2X
CPZ	CALAMOS LNG SHR EQT DYNAMIC TR COM
CQP	CHENIERE ENERGY PARTNERS L P COM UNIT
CQQQ	INVESCO EXCHANGE-TRADED FD TR CHINA TECHNLGY
CQTM	Corgi Quantum Computing ETF

CR	CRANE COMPANY COMMON STOCK
C-R	CITIGROUP INC 6.25 DEP PFD II
CRAC	CROWN RESV ACQUISITION CORP I ORD SHS CL A
CRACR	CROWN RESV ACQUISITION CORP I RT EXP 100630
CRACU	CROWN RESV ACQUISITION CORP I UNIT EXP 101430
CRACW	CROWN RESV ACQUISITION CORP I WT EXP 100630
CRAI	CRA INTL INC COM
CRAK	VANECK ETF TRUST OIL REFINERS ETF
CRAN	CRANE HBR ACQUISITION CORP II ORD SHS CL A
CRANR	CRANE HBR ACQUISITION CORP II RT EXP 120930
CRANU	CRANE HBR ACQUISITION CORP II UNIT EXP 120930
CRAQ	CAL REDWOOD ACQUISITION CORP COM CL A
CRAQR	CAL REDWOOD ACQUISITION CORP RT EXP 051530
CRAQU	CAL REDWOOD ACQUISITION CORP UNIT EXP 051530
CRBD	COREBRIDGE FINL INC CAL NT 64
CRBG	COREBRIDGE FINL INC COM
CRBN	ISHARES TR LOW CA OP MS ETF
CRBP	CORBUS PHARMACEUTICALS HLDGS COM NEW
CRBU	CARIBOU BIOSCIENCES INC COM
CRC	CALIFORNIA RES CORP COM STOCK
CRCA	PROSHARES TR ULTRA CRCL NEW
CRCD	T-REX 2X Inverse CRCL Daily Target ETF
CRCG	THEMES ETF TR LEVERAGE SHS 2X
CRCL	CIRCLE INTERNET GROUP INC COM CL A
CRCO	TIDAL TRUST II YIELD CRCL ETF
CRCT	CRICUT INC COM CL A
CRD.A	CRAWFORD & CO CL A
CRD.B	CRAWFORD & CO CL B
CRDD	Cardano ETF
CRDF	CARDIFF ONCOLOGY INC COM
CRDL	CARDIOL THERAPEUTICS INC COM CL A
CRDO	CREDO TECHNOLOGY GROUP HOLDING ORDINARY SHARES
CRDT	SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY OPPORT
CRDU	Tradr 2X Long CRDO Daily ETF

CRDX	2x Cardano ETF
CRE	CRE8 ENTERPRISE LTD CL A ORD SHS NEW
CRED	COLUMBIA ETF TR I RESEARCH ENHAN
CREG	SMART POWERR CORP COM NEW
CRESY	CRESUD S A C I F Y A SPONSORED ADR
CREX	CREATIVE REALITIES INC COM
CRF	CORNERSTONE TOTAL RETURN FD COM
CRGO	FREIGHTOS LTD ORD SHS
CRGOW	FREIGHTOS LTD WT EXP
CRGY	CRESCENT ENERGY COMPANY CL A COM
CRH	CRH PLC ORD
CRI	CARTERS INC COM
CRIS	CURIS INC COM
CRK	COMSTOCK RES INC COM
CRL	CHARLES RIV LABS INTL INC COM
CRM	SALESFORCE INC COM
CRMD	CORMEDIX INC COM
CRMG	THEMES ETF TR LEVERAGE SHS 2X
CRML	CRITICAL METALS CORP PUBCO ORD SHS
CRMLW	CRITICAL METALS CORP WT EXP 022729
CRMT	AMERICAS CAR-MART INC COM
CRMU	THEMES ETF TR LEVERAGE SHS 2X
CRMX	Tradr 2X Long CRML Daily ETF
CRNC	CERENCE INC COM
CRNT	CERAGON NETWORKS LTD ORD
CRNX	CRINETICS PHARMACEUTICALS INC COM
CRON	CRONOS GROUP INC COM
CROX	CROCS INC COM
CRPT	FIRST TR EXCHNG TRADED FD VIII SKYBRIDGE CRYPTO
CRS	CARPENTER TECHNOLOGY CORP COM
CRSH	TIDAL TRUST II YIE SHO TSL ETF
CRSP	CRISPR THERAPEUTICS AG NAMEN AKT
CRSR	CORSAIR GAMING INC COM
CRT	CROSS TIMBERS RTY TR TR UNIT

CRTC	DBX ETF TR XTRA US NATL ETF
CRTO	CRITEO S A SPONS ADS
CRUS	CIRRUS LOGIC INC COM
CRUX	COLUMBIA ETF TR I CORE BOND ETF
CRVL	CORVEL CORP COM
CRVO	CERVOMED INC COM
CRVS	CORVUS PHARMACEUTICALS INC COM
CRWD	CROWDSTRIKE HLDGS INC CL A
CRWG	THEMES ETF TR LEVERAGE SHS 2X
CRWL	GRANITESHARES ETF TR 2X LONG CRWD ETF
CRWS	CROWN CRAFTS INC COM
CRWU	T-REX 2X Long CRWV Daily Target ETF
CRWV	COREWEAVE INC COM CL A
CRXP	COLUMBIA ETF TR I CORE PLUS BD ETF
CRY	GRANITESHARES ETF TR YIELDBOOST CRCL
CSAI	CLOUDASTRUCTURE INC COM CL A
CSAN	COSAN S A ADS
CSB	VICTORY PORTFOLIOS II VCSHS US SMCP HG
CSBR	CHAMPIONS ONCOLOGY INC COM NEW
CSCL	DIREXION SHARES ETF TRUST DAILY CSCO BULL
CSCO	CISCO SYS INC COM
CSCS	DIREXION SHARES ETF TRUST DAILY CSCO BEAR
CSD	INVESCO EXCHANGE TRADED FD TR S&P SPIN OFF
CSEN	COHEN & STEERS ETF TRUST FUTURE OF ENERGY
CSEX	Tradr 2X Long CLS Daily ETF
CSGP	COSTAR GROUP INC COM
CSHI	NEOS ETF TRUST NEOS ENH INC 1-3
CSHP	BLACKROCK ETF TRUST ISHA ENHA BD ETF
CSHR	COINSHARES PLC COM
CSHRW	COINSHARES PLC WT EXP 033131
CSIO	COHEN & STEERS ETF TRUST INFRASTRUCTURE
CSIQ	CANADIAN SOLAR INC COM
CSL	CARLISLE COS INC COM
CSM	ProShares Large Cap Core Plus

CSMD	PROFESIONALLY MANAGED PORTFOLI CONG SMID GR ETF
CSNR	COHEN & STEERS ETF TRUST NATURAL RES ACTI
CSPF	COHEN & STEERS ETF TRUST PFD IN OP AC ETF
CSPI	CSP INC COM
CSQ	CALAMOS STRATEGIC TOTAL RETURN COM SH BEN INT
CSR	CENTERSPACE COM
CSRE	COHEN & STEERS ETF TRUST REAL EST ACT ETF
CSSD	COHEN & STEERS ETF TRUST SHORT DURATN PFD
CSTE	CAESARSTONE LTD ORD SHS
CSTK	Invesco Comstock Contrarian Equity ETF
CSTL	CASTLE BIOSCIENCES INC COM
CSTM	CONSTELLIUM SE CL A SHS
CSV	CARRIAGE SVCS INC COM
CSW	CSW INDUSTRIALS INC COM
CSWC	CAPITAL SOUTHWEST CORP COM
CSX	CSX CORP COM
CTA	SIMPLIFY EXCHANGE TRADED FUNDS MANAGED FUTURES
CTAA	CLEARTHINK 1 ACQUISITION CORP ORD SHS CL A
CTA-A	EIDP INC PFD $3.50
CTAAR	CLEARTHINK 1 ACQUISITION CORP RT EXP 012631
CTAAU	CLEARTHINK 1 ACQUISITION CORP UNIT EXP 012631
CTA-B	EIDP INC PFD $4.50
CTAP	SIMPLIFY EXCHANGE TRADED FUNDS US EQUI PLUS ETF
CTAS	CINTAS CORP COM
CTBI	COMMUNITY TR BANCORP INC COM
CTEC	GLOBAL X FDS CLIMATETECH ETF
CTEF	Castellan Targeted Equity ETF
CTEV	CLARITEV CORPORATION CL A NEW
CTEX	PROSHARES TR S&P KENSHO CLEA
CTGO	CONTANGO SILVER & GOLD INC COM
CTIF	Castellan Targeted Income ETF
CTJN	Corgi U.S. Equities 30% Structured Buffer ETF - June Series
CTKB	CYTEK BIOSCIENCES INC COM
CTM	CASTELLUM INC COM NEW

CTMA	Corgi U.S. Equities 30% Structured Buffer ETF - May Series
CTMX	CYTOMX THERAPEUTICS INC. COM
CTNM	CONTINEUM THERAPEUTICS INC CL A
CTNT	CHEETAH NET SUPPLY CHAIN INC CL A COM
CTO	CTO RLTY GROWTH INC NEW COM
CTO-A	CTO RLTY GROWTH INC NEW 6.375% SER A PFD
CTOR	CITIUS ONCOLOGY INC COM
CTOS	CUSTOM TRUCK ONE SOURCE INC COM CL A
CTRE	CARETRUST REIT INC COM
CTRI	CENTURI HOLDINGS INC COM SHS
CTRM	CASTOR MARITIME INC SHS
CTRN	CITI TRENDS INC COM
CTS	CTS CORP COM
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CL A
CTSO	CYTOSORBENTS CORP COM NEW
CTVA	CORTEVA INC COM
CTW	CTW CL A ORD SHS
CTWO	COTWO ADVISORS PHYSICAL EUROPE COMMON UNITS
CTXR	CITIUS PHARMACEUTICALS INC COM
CUB	LIONHEART HOLDINGS SHS CL A
CUBB	CUSTOMERS BANCORP INC 5.375% NT 34
CUBE	CUBESMART COM
CUBI	CUSTOMERS BANCORP INC COM
CUBWU	LIONHEART HOLDINGS UNIT
CUBWW	LIONHEART HOLDINGS WT EXP 060731
CUE	CUE BIOPHARMA INC COM
CULP	CULP INC COM
CUPR	CUPRINA HLDGS (CAYMAN) LTD CL A ORD SHS
CURB	CURBLINE PPTYS CORP COM
CURE	DIREXION SHARES ETF TRUST DAIL HEAL BU ETF
CURI	CURIOSITYSTREAM INC COM CL A
CURR	CURRENC GROUP INC CL A ORD SHS
CURV	TORRID HLDGS INC COM
CURX	CURANEX PHARMACEUTICALS INC COM

CUSD	TRUST FOR PROFESSIONAL MANAGER CROSS BRG ULTRST
CUST	Corgi 1-3 Year Treasury Bond ETF
CUT	INVESCO EXCHANGE-TRADED FD TR MSCI GBL TIMBR
CUZ	COUSINS PPTYS INC COM NEW
CV	CAPSOVISION INC COM
CVAR	Cultivar ETF
CVBF	CVB FINL CORP COM
CVCO	CAVCO INDS INC DEL COM
CVE	CENOVUS ENERGY INC COM
CVEO	CIVEO CORP CDA COM NEW
CVGD	ELEVATION SERIES TRUST CRESALTA GLOBAL
CVGI	COMMERCIAL VEH GROUP INC COM
CVI	CVR ENERGY INC COM
CVIE	MORGAN STANLEY ETF TRUST CALVERT INTERNAT
CVKD	CADRENAL THERAPEUTICS INC COM NEW
CVLC	MORGAN STANLEY ETF TRUST CALVERT US LARCP
CVLG	COVENANT LOGISTICS GROUP INC CL A
CVLT	COMMVAULT SYS INC COM
CVM	CEL-SCI CORP COM NEW
CVMC	MORGAN STANLEY ETF TRUST CALVERT US MDCP
CVNA	CARVANA CO CL A
CVNY	TIDAL TRUST II YIELD CVNA ETF
CVR	CHICAGO RIVET & MACH CO COM
CVRD	MADISON ETFS TRUST MADISON COVERED
CVRT	CALAMOS ETF TR CONVERTIBLE EQTY
CVRX	CVRX INC COM
CVS	CVS HEALTH CORP COM
CVSA	COVISTA INC COM
CVSB	MORGAN STANLEY ETF TRUST CALVERT ULT SHR
CVSM	ELEVATION SERIES TRUST CRES SMA MID ETF
CVU	CPI AEROSTRUCTURES INC COM NEW
CVV	CVD EQUIP CORP COM
CVX	CHEVRON CORPORATION COM
CVY	INVESCO EXCHANGE TRADED FD TR ZACKS MULT AST

CW	CURTISS WRIGHT CORP COM
CWAN	CLEARWATER ANALYTICS HLDGS INC CL A
CWB	SPDR SERIES TRUST ST STR CONV ETF
CWBC	COMMUNITY WEST BANCSHARES NEW COM
CWCO	CONSOLIDATED WATER CO INC ORD
CWD	CALIBERCOS INC CL A NEW
CWEB	DIREXION SHARES ETF TRUST DAILY CSI CHINA
CWEN	CLEARWAY ENERGY INC CL C
CWH	CAMPING WORLD HLDGS INC CL A
CWI	SPDR INDEX SHS FDS ST STR ACWI ETF
CWK	CUSHMAN AND WAKEFIELD LTD COMMON SHARES
CWS	ADVISORSHARES TR ADVISORSHS ETF
CWST	CASELLA WASTE SYS INC CL A
CWT	CALIFORNIA WTR SVC GROUP COM
CWVX	Tradr 2X Long CRWV Daily ETF
CWY	GRANITESHARES ETF TR YIELDBOOST CRWV
CX	CEMEX SA EURO MTN BE 144A SPON ADR NEW
CXAI	CXAPP INC COM CL A
CXAIW	CXAPP INC WT EXP
CXDO	CREXENDO INC COM
CXIIU	CHURCHILL CAP CORP XII UNIT EXP 040231
CXM	SPRINKLR INC CL A
CXRN	LISTED FDS TR TEUCRIUM 2X DLY
CXSE	WISDOMTREE TR CHINADIV EX FI
CXT	CRANE NXT CO COM
CXW	CORECIVIC INC COM
CYAB	CYABRA INC COM SHS
CYCN	CYCLERION THERAPEUTICS INC COM
CYCU	CYCURION INC COM NEW
CYCUW	CYCURION INC WT EXP 021330
CYD	CHINA YUCHAI INTL LTD COM
CYH	COMMUNITY HEALTH SYS INC NEW COM
CYN	CYNGN INC COM
CYPH	CYPHERPUNK TECHNOLOGIES INC COM NEW

CYRX	CRYOPORT INC COM PAR $0.001
CYTK	CYTOKINETICS INC COM NEW
CZA	INVESCO EXCHANGE TRADED FD TR ZACKS MID CAP
CZAR	THEMES ETF TR NATURAL MONOPOLY
CZFS	CITIZENS FINL SVCS INC COM
CZNC	CITIZENS & NORTHN CORP COM
CZR	CAESARS ENTERTAINMENT INC NEW COM
CZWI	CITIZENS CMNTY BANCORP INC MD COM
D	DOMINION ENERGY INC COM
DAAQ	DIGITAL ASSET ACQUISITION CORP SHS CL A
DAAQU	DIGITAL ASSET ACQUISITION CORP UNIT
DAAQW	DIGITAL ASSET ACQUISITION CORP WT EXP 040130
DABS	DOUBLELINE ETF TRUST ASSE BA SECS ETF
DAC	DANAOS CORPORATION SHS
DADS	TIDAL TRUST I DIGITAL ASSET
DAIC	CID HOLDCO INC COM
DAICW	CID HOLDCO INC WT EXP 123129
DAIO	DATA I O CORP COM
DAK	EA SERIES TRUST DAKO ACTI EQ ETF
DAKT	DAKTRONICS INC COM
DAL	DELTA AIR LINES INC COM NEW
DALI	FIRST TR EXCHANGE TRADED FD VI DORSEY WRIGHT
DAMD	TIDAL TRUST II DEFIA 2X AMD ETF
DAN	DANA INC COM
DANA	TIDAL TRUST I DANA LTD VOL ETF
DAO	YOUDAO INC SPONSORED ADS
DAPP	VANECK ETF TRUST DIGI TRANSFRM
DAPR	FT Vest U.S. Equity Deep Buffer ETF - April
DAR	DARLING INGREDIENTS INC COM
DARE	DARE BIOSCIENCE INC COM NEW
DARP	TIDAL TRUST II GRIZZ GROWT ETF
DASH	DOORDASH INC CL A
DAT	PROSHARES TR BIG DATA REFINER
DAUG	FT Vest U.S. Equity Deep Buffer ETF - August

DAVA	ENDAVA PLC ADS
DAVE	DAVE INC CLASS A COM NEW
DAVEW	DAVE INC WT EXP 010527
DAX	GLOBAL X FDS DAX GERMANY ETF
DB	DEUTSCHE BK AG NAMEN AKT
DBA	INVESCO DB MULTI-SECTOR COMMOD AGRICULTURE FD
DBAW	DBX ETF TR XTRACK MSCI ALL
DBB	INVESCO DB MULTI-SECTOR COMMOD BASE METALS FD
DBC	INVESCO DB COMMDY INDX TRCK FD UNIT
DBCA	D BORAL ACQUISITION I CORP ORD SHS CL A
DBCAU	D BORAL ACQUISITION I CORP UNIT EXP 013031
DBCAW	D BORAL ACQUISITION I CORP WT EXP 013031
DBD	DIEBOLD NIXDORF INC COM SHS
DBE	INVESCO DB MULTI-SECTOR COMMOD ENERGY FD
DBEF	DBX ETF TR XTRACK MSCI EAFE
DBEM	DBX ETF TR XTRACK MSCI EMRG
DBEU	DBX ETF TR XTRACK MSCI EURP
DBEZ	DBX ETF TR XTRACK MSCI EURO
DBGI	DIGITAL BRANDS GROUP INC COM NEW
DBI	DESIGNER BRANDS INC CL A
DBJP	DBX ETF TR XTRACK MSCI JAPN
DBL	DOUBLELINE OPPORTUNISTIC CR FD COM
DBMF	LITMAN GREGORY FDS TR IMGP DBI MAN ETF
DBND	DOUBLELINE ETF TRUST OPPO CORE BD ETF
DBO	INVESCO DB MULTI-SECTOR COMMOD OIL FD
DBP	INVESCO DB MULTI-SECTOR COMMOD PRECIOUS METAL
DBRG	DIGITALBRIDGE GROUP INC CL A NEW
DBRG-H	DIGITALBRIDGE GROUP INC 7.125% PFD SER H
DBRG-I	DIGITALBRIDGE GROUP INC 7.15% CUM PFD I
DBRG-J	DIGITALBRIDGE GROUP INC 7.125% CUM PFD J
DBVT	DBV TECHNOLOGIES S A SPONSORED ADS
DBX	DROPBOX INC CL A
DC	DAKOTA GOLD CORP COM
DCBG	DIME COML BANCSHARES INC CAL NT 34

DCBO	DOCEBO INC COM
DCGO	DOCGO INC COM
DCH	DAUCH CORP COM
DCI	DONALDSON INC COM
DCMT	DOUBLELINE ETF TRUST COMMODITY STRATE
DCO	DUCOMMUN INC DEL COM
DCOM	DIME COML BANCSHARES INC COM
DCOM-	DIME COML BANCSHARES INC 5.5% NCUM PFD A
DCOR	DIMENSIONAL ETF TRUST US COR EQU 1 ETF
DCOY	DECOY THERAPEUTICS INC COM
DCRE	DOUBLELINE ETF TRUST COMMERCIAL REAL
DCTH	DELCATH SYS INC COM NEW
DCX	DIGITAL CURRENCY X TECHNOLOGY NEW CL A ORD SHS
DD	DUPONT DE NEMOURS INC COM
DDC	DDC ENTERPRISE LTD CL A ORD SHS
DDD	3D SYS CORP DEL COM NEW
DDDD	TIDAL TRUST II YIELDMAX US STKS
DDEC	FT Vest U.S. Equity Deep Buffer ETF - December
DDFA	Innovator Equity Dual Directional 15 Buffer ETF - April
DDFD	Innovator Equity Dual Directional 15 Buffer ETF - December
DDFF	Innovator Equity Dual Directional 15 Buffer ETF - February
DDFJ	Innovator Equity Dual Directional 15 Buffer ETF - January
DDFL	Innovator Equity Dual Directional 15 Buffer ETF - July
DDFM	Innovator Equity Dual Directional 15 Buffer ETF - March
DDFN	Innovator Equity Dual Directional 15 Buffer ETF - November
DDFO	Innovator Equity Dual Directional 15 Buffer ETF - October
DDFS	Innovator Equity Dual Directional 15 Buffer ETF - September
DDFY	Innovator Equity Dual Directional 15 Buffer ETF - May
DDFZ	Innovator Equity Dual Directional 15 Buffer ETF - June
DDI	DOUBLEDOWN INTERACTIVE CO LTD ADS
DDIV	FIRST TR EXCHANGE TRADED FD VI DORSEYWRIGHT MOM
DDL	DINGDONG CAYMAN LTD ADS
DDLS	WisdomTree Dynamic International SmallCap Equity Fund
DDM	PROSHARES TR PSHS ULTRA DOW30

DDNQ	Innovator Growth-100 Dual Directional 5 Buffer ETF - Quarterly
DDOG	DATADOG INC CL A COM
DDS	DILLARDS INC CL A
DDSQ	Innovator Equity Dual Directional 5 Buffer ETF - Quarterly
DDT	DILLARDS CAP TR I CAP SECS 7.5%
DDTA	Innovator Equity Dual Directional 10 Buffer ETF - April
DDTD	Innovator Equity Dual Directional 10 Buffer ETF - December
DDTF	Innovator Equity Dual Directional 10 Buffer ETF - February
DDTJ	Innovator Equity Dual Directional 10 Buffer ETF - January
DDTL	Innovator Equity Dual Directional 10 Buffer ETF - July
DDTM	Innovator Equity Dual Directional 10 Buffer ETF - March
DDTN	Innovator Equity Dual Directional 10 Buffer ETF - November
DDTO	Innovator Equity Dual Directional 10 Buffer ETF - October
DDTS	Innovator Equity Dual Directional 10 Buffer ETF - September
DDTY	Innovator Equity Dual Directional 10 Buffer ETF - May
DDTZ	Innovator Equity Dual Directional 10 Buffer ETF - June
DDV	Defined Duration 5 ETF
DDWM	WisdomTree Dynamic International Equity Fund
DDX	Defined Duration 10 ETF
DDXX	Defined Duration 20 ETF
DE	DEERE & CO COM
DEA	EASTERLY GOVT PPTYS INC COM SHS
DEC	DIVERSIFIED ENERGY CO COMMON STOCK
DECK	DECKERS OUTDOOR CORP COM
DECM	FT Vest U.S. Equity Max Buffer ETF - December
DECO	SSGA ACTIVE TR ST STR ASSET ETF
DECP	PGIM S&P 500 Buffer 12 ETF - December
DECT	AllianzIM U.S. Equity Buffer10 Dec ETF
DECU	AllianzIM U.S. Equity Buffer15 Uncapped Dec ETF
DECW	AllianzIM U.S. Equity Buffer20 Dec ETF
DECZ	Elevation Series Trust
DEED	FIRST TR EXCHNG TRADED FD VIII SECUR PLUS ETF
DEEF	DBX ETF TR XTRACKERS FTSE
DEEP	ETF SER SOLUTIONS ACQUIRERS SMALL

DEFI	TEUCRIUM COMMODITY TR HASHDEX BITCOIN
DEFR	Aptus Deferred Income ETF
DEFT	DEFI TECHNOLOGIES INC COM
DEHP	DIMENSIONAL ETF TRUST EMERGING MKTS HI
DEI	DOUGLAS EMMETT INC COM
DELL	DELL TECHNOLOGIES INC CL C
DEM	WISDOMTREE TR EMER MKT HIGH FD
DEMZ	ADVISORS INNER CIRCLE FD III DEMCRATIC LG ETF
DEO	DIAGEO PLC SPON ADR NEW
DERM	JOURNEY MED CORP COM
DES	WISDOMTREE TR US SMALLCAP DIVD
DESK	VANECK ETF TRUST OFFICE AND COMME
DETX	LIBERTY DEFENSE HLDGS LTD COM NEW
DEUS	DBX ETF TR XTRACKERS RUSSEL
DEVS	DEVVSTREAM CORP COM NEW
DEW	WISDOMTREE TR GLB HIGH DIV FD
DEXC	DIMENSIONAL ETF TRUST EMERGING MRKTETS
DFAC	DIMENSIONAL ETF TRUST US COR EQU 2 ETF
DFAE	DIMENSIONAL ETF TRUST EMGR CRE EQT MNG
DFAI	DIMENSIONAL ETF TRUST INTL CORE EQT MK
DFAR	DIMENSIONAL ETF TRUST US REAL ESTA ETF
DFAS	DIMENSIONAL ETF TRUST US SMALL CAP ETF
DFAT	DIMENSIONAL ETF TRUST US TARGETED VLU
DFAU	DIMENSIONAL ETF TRUST US CORE EQT MKT
DFAW	DIMENSIONAL ETF TRUST WORLD EQUITY ETF
DFAX	DIMENSIONAL ETF TRUST WORLD EX US CORE
DFCA	DIMENSIONAL ETF TRUST CALIF MUN BD ETF
DFCF	DIMENSIONAL ETF TRUST CORE FIXE IN ETF
DFDV	DEFI DEVELOPMENT CORP COM
DFDVW	DEFI DEVELOPMENT CORP WT EXP 012128
DFE	WISDOMTREE TR EUROPE SMCP DV
DFEB	FT Vest U.S. Equity Deep Buffer ETF - February
DFEM	DIMENSIONAL ETF TRUST EMERGING MKTS CO
DFEN	DIREXION SHARES ETF TRUST DAILY AEROSPACE

DFEV	DIMENSIONAL ETF TRUST EMERGING MKTS VA
DFGP	DIMENSIONAL ETF TRUST GLOB CO PLUS ETF
DFGR	DIMENSIONAL ETF TRUST GLOBAL REAL EST
DFGX	DIMENSIONAL ETF TRUST DIMENSIONAL INTE
DFH	DREAM FINDERS HOMES INC COM CL A
DFIC	Dimensional International Core Equity 2 ETF
DFII	FIRST TR EXCHANGE-TRADED FD FT VEST BITCOIN
DFIN	DONNELLEY FINL SOLUTIONS INC COM
DFIP	DIMENSIONAL ETF TRUST INFLATION PROTE
DFIS	Dimensional International Small Cap ETF
DFIV	DIMENSIONAL ETF TRUST INTERNATNAL VAL
DFJ	WISDOMTREE TR JP SMALLCP DIV
DFLI	DRAGONFLY ENERGY HOLDINGS CORP COM SHS
DFLIW	DRAGONFLY ENERGY HOLDINGS CORP WT EXP 100727
DFLV	DIMENSIONAL ETF TRUST US LARG VALU ETF
DFMC	DFA INVT DIMENSIONS GROUP INC U.S. MICRO CAP P
DFNL	Davis Select Financial ETF
DFNM	DIMENSIONAL ETF TRUST NATL MUN BD ETF
DFNS	T3 DEFENSE INC COM NEW
DFNSW	T3 DEFENSE INC WT EXP 122228
DFP	FLAHERTY & CRUMRINE DYNAMIC PF SHS
DFSB	DIMENSIONAL ETF TRUST GLOBAL SUSTAINA
DFSC	DEFSEC TECHNOLOGIES INC COM
DFSCW	KWESST MICRO SYSTEMS INC WT EXP 090127
DFSD	DIMENSIONAL ETF TRUST SHOR DUR FIX ETF
DFSE	DIMENSIONAL ETF TRUST EMERGING MARKETS
DFSI	DIMENSIONAL ETF TRUST INTERNATIONAL
DFSU	DIMENSIONAL ETF TRUST US SUSTAINABILTY
DFSV	DIMENSIONAL ETF TRUST US SMALL CAP ETF
DFTT	NORTHERN LIGHTS FD TR DF TACTICAL 30 E
DFTX	DEFINIUM THERAPEUTICS INC COM SHS
DFUS	DIMENSIONAL ETF TRUST US EQUI MARK ETF
DFUV	DIMENSIONAL ETF TRUST US MKTWIDE VALUE
DFVE	DOUBLELINE ETF TRUST FORT 500 EQU ETF

DFVX	DIMENSIONAL ETF TRUST US LARG VECT ETF
DG	DOLLAR GEN CORP COM
DGAC=	DISCIPLINED GROWTH UNITS 1 CL A & 1
DGAP	FT Vest U.S. Equity Buffer & Digital Return ETF - April
DGCB	DIMENSIONAL ETF TRUST GLOBAL CR ETF
DGICA	DONEGAL GROUP INC CL A
DGICB	DONEGAL GROUP INC CL B
DGII	DIGI INTL INC COM
DGIN	VANECK ETF TRUST DIGITAL INDIA ET
DGJA	FT Vest U.S. Equity Buffer & Digital Return ETF - January
DGLO	FIRST TR EXCHANGE TRADED FD VI RBA DEGLOBALIZAT
DGNX	DIGINEX LTD ORD SHS
DGOC	FT Vest U.S. Equity Buffer & Digital Return ETF - October
DGP	DEUTSCHE BK AG LONDON BRH DB GOLD DBL LNG
DGRE	WISDOMTREE TR EM MKTS QTLY DIV
DGRO	ISHARES TR CORE DIV GRWTH
DGRS	WISDOMTREE TR US S CAP QTY DIV
DGRW	WISDOMTREE TR US QTLY DIV GRT
DGS	WISDOMTREE TR EMG MKTS SMCAP
DGT	SPDR SERIES TRUST ST STR GLB DOW
DGX	QUEST DIAGNOSTICS INC COM
DGXX	DIGI PWR X INC COM SUB VTG
DGZ	DEUTSCHE BK AG LONDON BRH DB GOLD SHORT
DH	DEFINITIVE HEALTHCARE CORP CLASS A COM
DHC	DIVERSIFIED HEALTHCARE TR COM SH BEN INT
DHCNI	DIVERSIFIED HEALTHCARE TR NT 42
DHCNL	DIVERSIFIED HEALTHCARE TR 6.25% SR NT 46
DHDG	FT Vest U.S. Equity Quarterly 2.5 to 15 Buffer ETF
DHF	BNY MELLON HIGH YIELD STRATEGI SH BEN INT
DHI	D R HORTON INC COM
DHLX	DIAMOND HILL FUNDS LARGE CAP CONCEN
DHR	DANAHER CORP DEL COM
DHS	WISDOMTREE TR US HIGH DIVIDEND
DHSB	STRATEGY SHS DAY HAGAN SMART

DHT	DHT HOLDINGS INC SHS NEW
DHX	DHI GROUP INC COM
DHY	CREDIT SUISSE HIGH YIELD CREDI SH BEN INT
DIA	STATE STR SPDR DOW JONES INDL UT SER 1
DIAL	COLUMBIA ETF TR I DIVERSIFID FXD
DIBS	1STDIBS COM INC COM
DIEM	FRANKLIN TEMPLETON ETF TR EMER MKT COR DIV
DIG	PROSHARES TR ULTRA ENERGY
DIHP	Dimensional International High Profitability ETF
DIM	WISDOMTREE TR INTL MIDCAP DV
DIME	VALKYRIE ETF TRUST II COINSHARES ALTCN
DIN	DINE BRANDS GLOBAL INC COM
DINE	SIMPLIFY EXCHANGE TRADED FUNDS TAXAWARE DIV INC
DINO	HF SINCLAIR CORP COM
DINT	Davis Select International ETF
DIOD	DIODES INC COM
DIPR	Corgi Space & Satellite Communications ETF
DIPS	TIDAL TRUST II YIELDMAX SHORT
DIS	DISNEY WALT CO COM
DISO	TIDAL TRUST II YIEL DIS OPT ETF
DISV	Dimensional International Small Cap Value ETF
DIT	AMCON DISTRG CO COM NEW
DIV	GLOBAL X FDS GLOBX SUPDV US
DIVB	iShares Core Dividend ETF
DIVD	EA SERIES TRUST ALTRIUS GBL DIV
DIVE	TIDAL TRUST I DANA CONCENTRA
DIVG	INVESCO EXCHANGE-TRADED FD TR S&P 500 HIGH ETF
DIVI	FRANKLIN TEMPLETON ETF TR INTL COR DIV TIL
DIVL	MADISON ETFS TRUST DIVID VALUE ETF
DIVN	Horizon Dividend Income ETF
DIVO	AMPLIFY ETF TR CWP ENHANCED DIV
DIVP	ADVISORS INNER CIRCLE FD II CULLEN ENHANCED
DIVS	GUINNESS ATKINSON FDS DIVIDEND BUILDER
DIVY	TIDAL TRUST I SOUND EQUIT ETF

DIVZ	ELEVATION SERIES TRUST POLEN DIVID ETF
DJAN	FT Vest U.S. Equity Deep Buffer ETF - January
DJCO	DAILY JOURNAL CORP COM
DJD	INVESCO EXCHANGE TRADED FD TR DJ INDL AVG DV
DJIA	GLOBAL X FDS DOW 30 CO CA ETF
DJP	BARCLAYS BANK PLC DJUBS CMDT ETN36
DJT	TRUMP MEDIA & TECHNOLOGY GROUP COM
DJTU	T-REX 2X Long DJT Daily Target ETF
DJTWW	TRUMP MEDIA & TECHNOLOGY GROUP WT EXP 032529
DJUL	FT Vest U.S. Equity Deep Buffer ETF - July
DJUN	FT Vest U.S. Equity Deep Buffer ETF - June
DK	DELEK US HLDGS INC NEW COM
DKI	DARKIRIS INC. CL A ORD SHS
DKL	DELEK LOGISTICS PARTNERS LP COM UNT RP INT
DKNG	DRAFTKINGS INC NEW COM CL A
DKNX	TIDAL TRUST II DEFIANCE DLY TRG
DKS	DICKS SPORTING GOODS INC COM
DLAG	FT Vest U.S. Equity Dual Directional Buffer ETF - August
DLB	DOLBY LABORATORIES INC COM CL A
DLFE	FT Vest U.S. Equity Dual Directional Buffer ETF - February
DLHC	DLH HLDGS CORP COM
DLLL	GRANITESHARES ETF TR 2X LONG DELL ETF
DLMY	FT Vest U.S. Equity Dual Directional Buffer ETF - May
DLN	WISDOMTREE TR US LARGECAP DIVD
DLNG	DYNAGAS LNG PARTNERS LP COM UNIT LTD PT
DLNG-A	DYNAGAS LNG PARTNERS LP CUM PFD SER A
DLNV	FT Vest U.S. Equity Dual Directional Buffer ETF - November
DLO	DLOCAL LTD CLASS A COM
DLPN	DOLPHIN ENTMT INC COM
DLR	DIGITAL RLTY TR INC COM
DLR-J	DIGITAL RLTY TR INC 5.250% PFD SER J
DLR-K	DIGITAL RLTY TR INC 5.850 PFD SR K
DLR-L	DIGITAL RLTY TR INC 5.2% CUM PF SR L
DLS	WISDOMTREE TR INTL SMCAP DIV

DLTH	DULUTH HLDGS INC COM CL B
DLTR	DOLLAR TREE INC COM
DLUX	DOUBLELINE ETF TRUST ULTRA INCOM ETF
DLX	DELUXE CORP MEDIUM TERM NTS COM
DLXY	DELIXY HLDGS LTD CL A ORD SHS
DLY	DOUBLELINE YIELD OPPORTUNITIES COM
DMA	DESTRA MULTI-ALTERNATIVE FD COMMON SHARES
DMAA	DRUGS MADE IN AMER ACQUTN CORP ORD SHS
DMAAR	DRUGS MADE IN AMER ACQUTN CORP RT EXP 120929
DMAAU	DRUGS MADE IN AMER ACQUTN CORP UNIT EXP 101529
DMAC	DIAMEDICA THERAPEUTICS INC COM NEW
DMAR	FT Vest U.S. Equity Deep Buffer ETF - March
DMAX	iShares Large Cap Max Buffer Dec ETF
DMAY	FT Vest U.S. Equity Deep Buffer ETF - May
DMB	BNY MELLON MUN BD INFRASTRUCTU COM SHS
DMBS	DOUBLELINE ETF TRUST MORTGAGE ETF
DMII	DRUGS MADE IN AMER ACQ II CORP USD ORD SHS
DMIIR	DRUGS MADE IN AMER ACQ II CORP RT EXP 091630
DMIIU	DRUGS MADE IN AMER ACQ II CORP UNITS EXP 091630
DMLP	DORCHESTER MINERALS L P COM UNIT
DMO	WESTERN ASSET MTG DEFINED OPPO COM
DMRA	DAMORA THERAPEUTICS INC COM NEW
DMRC	DIGIMARC CORP COM
DMX	DOUBLELINE ETF TRUST MULT SEC INC ETF
DMXF	ISHARES TR ESG EAFE ETF
DNA	GINKGO BIOWORKS HOLDINGS INC CL A NEW
DNL	WISDOMTREE TR GLOB EX US QU FD
DNLI	DENALI THERAPEUTICS INC COM
DNMX	DYNAMIX CORP III USD CL A ORD SHS
DNMXU	DYNAMIX CORP III UNIT EXP 100930
DNMXW	DYNAMIX CORP III WT EXP 101030
DNN	DENISON MINES CORP COM
DNNG	THEMES ETF TR LEVERAGE SHS 2X
DNOV	FT Vest U.S. Equity Deep Buffer ETF - November

DNOW	DNOW INC COM
DNP	DNP SELECT INCOME FD INC COM
DNTH	DIANTHUS THERAPEUTICS INC COM
DNUT	KRISPY KREME INC COM
DOC	HEALTHPEAK PROPERTIES INC COM
DOCK	Corgi Ports, Rail & Freight ETF
DOCN	DIGITALOCEAN HLDGS INC COM
DOCS	DOXIMITY INC CL A
DOCT	FT Vest U.S. Equity Deep Buffer ETF - October
DOCU	DOCUSIGN INC COM
DOG	PROSHARES TR PSHS SHORT DOW30
DOGG	FT Vest DJIA Dogs 10 Target Income ETF
DOGZ	DOGNESS INTL CORP SHS NEW USD CL A
DOJE	REX-Osprey DOGE ETF
DOL	WISDOMTREE TR TRUE DEVELOPED I
DOLE	DOLE PLC ORD SHS
DOMH	DOMINARI HOLDINGS INC COM NEW
DOMO	DOMO INC COM CL B
DON	WISDOMTREE TR US MIDCAP DIVID
DOO	BRP INC COM SUN VTG
DORM	DORMAN PRODS INC COM
DOUG	DOUGLAS ELLIMAN INC COM
DOV	DOVER CORP COM
DOW	DOW HLDGS INC COM
DOX	AMDOCS LTD SHS
DOYU	DOUYU INTL HLDGS LTD SPONSORED ADS
DPG	DUFF & PHELPS UTLITY AND INFST COM
DPRE	VIRTUS ETF TR II DUFF PH REAL ETF
DPRO	DRAGANFLY INC. COM
DPST	DIREXION SHARES ETF TRUST DAILY BANKS ETF
DPZ	DOMINOS PIZZA INC COM
DQ	DAQO NEW ENERGY CORP SPNSRD ADS NEW
DRAI	EA SERIES TRUST DRACO EVOLUTION
DRAM	Roundhill Memory ETF

DRAY	TIDAL TRUST II YIELD DKNG ETF
DRCT	DIRECT DIGITAL HOLDINGS INC CL A NEW
DRD	DRDGOLD LIMITED SPON ADR REPSTG
DRDB	ROMAN DBDR ACQUISITION CORP II ORD SHS CL A
DRDBU	ROMAN DBDR ACQUISITION CORP II UNITS
DRDBW	ROMAN DBDR ACQUISITION CORP II WT EXP 103131
DRES	GMO ETF TRUST DOMES RESIL ETF
DRGN	Themes China Generative Artificial Intelligence ETF
DRH	DIAMONDROCK HOSPITALITY CO COM
DRI	DARDEN RESTAURANTS INC COM
DRIO	DARIOHEALTH CORP COM
DRIP	DIREXION SHARES ETF TRUST DAILY S&P OIL &
DRIV	GLOBAL X FDS AUTONMOUS EV ETF
DRKY	TIDAL TRUST III VIST TA DRUK ETF
DRLL	EA SERIES TRUST STRI US ENER ETF
DRMA	DERMATA THERAPEUTICS INC COM
DRMAW	DERMATA THERAPEUTICS INC WT EXP
DRMP	Tuttle Capital Memory Stack Income Blast ETF
DRN	DIREXION SHARES ETF TRUST DAI REA BUL ETF
DRNL	Defiance 2X Daily Long Pure Drone and Aerial Automation ETF
DRNZ	REX ETF TR DRONE ETF
DRS	LEONARDO DRS INC COM
DRSK	Aptus Defined Risk ETF
DRTS	ALPHA TAU MEDICAL LTD ORDINARY SHARES
DRTSW	ALPHA TAU MEDICAL LTD WT EXP
DRUG	BRIGHT MINDS BIOSCIENCES INC COM NEW
DRUP	GRANITESHARES ETF TR NASD SEL DIS ETF
DRV	DIREXION SHARES ETF TRUST DAI REA BEA ETF
DRVN	DRIVEN BRANDS HLDGS INC COM
DSAC	DAEDALUS SPL ACQUISITION CORP USD CL A ORD SHS
DSACU	DAEDALUS SPL ACQUISITION CORP UNIT EXP 111030
DSACW	DAEDALUS SPL ACQUISITION CORP WT EXP 112430
DSCO	DOUBLELINE ETF TRUST SECUR CR ETF
DSEP	FT Vest U.S. Equity Deep Buffer ETF - September

DSGN	DESIGN THERAPEUTICS INC COM
DSGR	DISTRIBUTION SOLUTIONS GRP INC COM
DSGX	DESCARTES SYS GROUP INC COM
DSI	ISHARES TR ESG MSCI KLD ETF
DSL	DOUBLELINE INCOME SOLUTIONS FD COM
DSM	BNY MELLON STRATEGIC MUN BD FD COM
DSMC	ETF SER SOLUTIONS DISTILLATE SMLMD
DSP	VIANT TECHNOLOGY INC COM CL A
DSPY	TEMA ETF TRUST S&P 500 HI WE ET
DSS	DSS INC COM NEW
DSTL	ETF SER SOLUTIONS DISTILLATE US
DSTX	ETF SER SOLUTIONS DISTILLATE INTNL
DSU	BLACKROCK DEBT STRATEGIES FD I COM NEW
DSWL	DESWELL INDS INC COM
DSX	DIANA SHIPPING INC COM
DSX+	DIANA SHIPPING INC WT EXP 121426
DSX-B	DIANA SHIPPING INC PERP PFD SER B
DSY	BIG TREE CLOUD HLDGS LTD SHS CL A
DSYWW	BIG TREE CLOUD HLDGS LTD WT EXP 053129
DT	DYNATRACE INC COM NEW
DTAN	EA SERIES TRUST SPARKLINE INTL
DTB	DTE ENERGY CO CAL DEB 80
DTCR	GLOBAL X FDS DATA CTR DIG ETF
DTCX	DATACENTREX INC COM
DTD	WISDOMTREE TR US TOTAL DIVIDND
DTE	DTE ENERGY CO COM
DTEC	ALPS ETF TR DISRUPTIVE TECH
DTF	DTF TAX-FREE INCOME 2028 TERM COM
DTG	DTE ENERGY CO CAL DEB 81
DTH	WISDOMTREE TR ITL HIGH DIV FD
DTI	DRILLING TOOLS INTL CORP COM
DTIL	PRECISION BIOSCIENCES INC COM NEW
DTK	DTE ENERGY CO CAL 2085
DTM	DT MIDSTREAM INC COMMON STOCK

DTRE	FIRST TR EXCHANGE-TRADED FD II ALERIAN DISRUPT
DTSQ	DT CLOUD STAR ACQUISITION CORP SHS
DTSQR	DT CLOUD STAR ACQUISITION CORP RT EXP 070929
DTSQU	DT CLOUD STAR ACQUISITION CORP UNIT
DTSS	DATASEA INTELLIGENT TECHNOLOGY ORD SHS CL A
DTST	DATA STORAGE CORP COM NEW
DTW	DTE ENERGY CO JR SUB DB 2017 E
DUBS	Aptus Large Cap Enhanced Yield ETF
DUG	PROSHARES TR ULTRA ENERG NEW
DUHP	DIMENSIONAL ETF TRUST US HIGH PROF ETF
DUK	DUKE ENERGY CORP NEW COM NEW
DUK-A	DUKE ENERGY CORP NEW DP REP PFD A
DUKB	DUKE ENERGY CORP NEW 5.625% JR SB DB
DUKH	NORTHERN LIGHTS FD TR OCEA PK HIGH ETF
DUKQ	NORTHERN LIGHTS FD TR OCEAN PARK DOMES
DUKR	DUKE ROBOTICS CORP COM
DUKRW	DUKE ROBOTICS CORP WT EXP 050631
DUKX	NORTHERN LIGHTS FD TR OCEAN PK INTL
DUKZ	NORTHERN LIGHTS FD TR OCEA PK DIVE ETF
DULL	BANK MONTREAL MEDIUM CAL LKD 43
DUNK	TIDAL TRUST I DANA UNCO EQ ETF
DUO	FANGDD NETWORK GROUP LTD SHS NEW CL A
DUOG	THEMES ETF TR LEVERAGE SHS 2X
DUOL	DUOLINGO INC CL A COM
DUOT	DUOS TECHNOLOGIES GROUP INC COM
DURA	VanEck Durable High Dividend ETF
DUSA	Davis Select U.S. Equity ETF
DUSB	DIMENSIONAL ETF TRUST ULTR FIX INC ETF
DUSG	DFA INVT DIMENSIONS GROUP INC U S SM CA ETF SH
DUSL	DIREXION SHARES ETF TRUST DAILY INDUSTRIAL
DUST	DIREXION SHARES ETF TRUST DAI GOL BEA ETF
DUTY	TIDAL TRUST III U S DEFENSE ETF
DV	DOUBLEVERIFY HLDGS INC COM
DVA	DAVITA INC COM

DVAL	FRANKLIN TEMPLETON ETF TR BRAN DYN CAP ETF
DVDN	ETF OPPORTUNITIES TRUST KINGSBARN DIVIDE
DVGR	EA SERIES TRUST DAC 3D DIVIDEND
DVIN	WEBS ETF TR INDUSTRIALS XLI
DVLT	DATAVAULT AI INC COM SHS
DVLU	FIRST TR EXCHANGE TRADED FD VI DORSY WRGH VLU
DVN	DEVON ENERGY CORP NEW COM
DVND	TOUCHSTONE ETF TRUST DIVIDEND SELECT
DVOL	FIRST TR EXCHANGE TRADED FD VI DORSY WR MOMNT
DVQQ	WEBS ETF TR QQQ DEF VOL ETF
DVRE	WEBS ETF TR REAL ESTATE XLRE
DVSP	WEBS ETF TR SPY DEFINED VOL
DVUT	WEBS ETF TR UTILITIES XLU
DVVY	Invesco Diversified Dividend Opportunities ETF
DVXB	WEBS ETF TR MATERIALS XLB
DVXC	WEBS ETF TR COMMCTN SRVC XLC
DVXE	WEBS ETF TR ENERGY XLE DEFIN
DVXF	WEBS ETF TR FINANCIAL XLF DE
DVXK	WEBS ETF TR TECH XLK DEF ETF
DVXP	WEBS ETF TR CONSUMER STAPLES
DVXV	WEBS ETF TR HEALTH CARE XLV
DVXY	WEBS ETF TR CONSMR DISCRTNRY
DVY	ISHARES TR SELECT DIVID ETF
DVYA	ISHARES INC ASIA/PAC DIV ETF
DVYE	ISHARES INC EM MKTS DIV ETF
DWAS	INVESCO EXCHANGE-TRADED FD TR DORSEY WRGT SMLC
DWAW	ADVISORSHARES TR DORSY FSM ALCP
DWLD	Davis Select Worldwide ETF
DWM	WISDOMTREE TR INTL EQUITY FD
DWMF	WISDOMTREE TR INTK MLTIFACTR
DWSH	ADVISORSHARES TR DORSY SHRT ETF
DWSN	DAWSON GEOPHYSICAL CO NEW COM
DWTX	DOGWOOD THERAPEUTICS INC COM NEW
DWUS	ADVISORSHARES TR DORSY FSM US

DWWN	Principal Long Duration ETF
DWX	SPDR INDEX SHS FDS STATE STREET SPD
DX	DYNEX CAP INC COM
DXC	DXC TECHNOLOGY CO COM
DX-C	DYNEX CAP INC 6.9% SER C PFD
DXCM	DEXCOM INC COM
DXD	PROSHARES TR PSHS ULDOW30 NEW
DXF	EASON TECHNOLOGY LIMITED SPONSORED ADR
DXIV	DIMENSIONAL ETF TRUST INTL VEC EQU ETF
DXJ	WISDOMTREE TR JAPN HEDGE EQT
DXLG	DESTINATION XL GROUP INC COM
DXPE	DXP ENTERPRISES INC COM NEW
DXR	DAXOR CORP COM
DXST	DECENT HLDG INC ORD SHS CL A
DXUV	DIMENSIONAL ETF TRUST DIMENSIONAL US
DXYZ	DESTINY TECH100 INC COM SHS
DY	DYCOM INDS INC COM
DYAI	DYADIC INTL INC DEL COM
DYFI	ETF OPPORTUNITIES TRUST IDX DY FI IN ETF
DYLD	TWO RDS SHARED TR LEAD DY YIEL ETF
DYLG	GLOBAL X FDS GLOBAL X DOW 30
DYN	DYNE THERAPEUTICS INC COM
DYNB	HARTFORD FDS EXCHANGE TRADED T DYNAMIC BOND ETF
DYNC	DYNAMIX CORP SHS CL A
DYNCU	DYNAMIX CORP UNIT EXP 102529
DYNCW	DYNAMIX CORP WT EXP 102529
DYNF	BLACKROCK ETF TRUST ISHARES US EQUIT
DYOR	INSIGHT DIGITAL PARTNERS II CL A ORD
DYORU	INSIGHT DIGITAL PARTNERS II UNIT EXP 102830
DYORW	INSIGHT DIGITAL PARTNERS II WT EXP 102830
DYTA	RBB FD INC SGI DIVERSI TAC
DZZ	DEUTSCHE BK AG LONDON BRH GOLD DOUBLE SHOR
E	ENI SPA SPONSORED ADR
EA	ELECTRONIC ARTS INC COM

EAD	ALLSPRING INCOME OPPORTUNIT INC OPPTY FD
EAF	GRAFTECH INTL LTD SR NT COM NEW
EAFG	PACER FDS TR DEVE MARK CA ETF
EAGG	ISHARES TR ESG AWR US AGRGT
EAGL	2023 ETF SERIES TRUST EAGL CAP SEL ETF
EAI	ENTERGY ARKANSAS LLC 1M BD 4.875%66
EALT	Innovator U.S. Equity 5 to 15 Buffer ETF - Quarterly
EAOA	iShares ESG Aware 80/20 Aggressive Allocation ETF
EAOK	iShares ESG Aware 30/70 Conservative Allocation ETF
EAOM	iShares ESG Aware 40/60 Moderate Allocation ETF
EAOR	iShares ESG Aware 60/40 Balanced Allocation ETF
EAPR	INNOVATOR ETFS TRUST EMRGNG MKT APRIL
EARN	ELLINGTON CREDIT COMPANY COM SHS BEN INT
EART	GLOBAL X FDS RARE EARTH
EASG	DBX ETF TR XTRACKERS MSCI
EASY	TWO RDS SHARED TR LIBE ON DIVI ETF
EAT	BRINKER INTL INC COM
EBAY	EBAY INC. COM
EBC	EASTERN BANKSHARES INC COM
EBF	ENNIS INC COM
EBI	RBB FUND TRUST LONGVIEW ADVANTG
EBIT	HARBOR ETF TRUST HARBOR ALPHAEDGE
EBIZ	GLOBAL X FDS E COMMERCE ETF
EBMT	EAGLE BANCORP MONT INC COM
EBND	SPDR SERIES TRUST SST SPDR BLOOMBE
EBON	EBANG INTL HLDGS INC CL A ORD SH NEW
EBS	EMERGENT BIOSOLUTIONS INC COM
EBUF	INNOVATOR ETFS TRUST EMERGING MRKT 10
EC	ECOPETROL S A SPONSORED ADS
ECAT	BLACKROCK ESG CAP ALLC TERM SHS BEN INT
ECBK	ECB BANCORP INC COM
ECC	EAGLE POINT CR CO COM
ECCC	EAGLE POINT CR CO 6.50 SERIES C
ECC-D	EAGLE POINT CR CO 6.75 SERIES D

ECCU	EAGLE POINT CR CO NT 30
ECCV	EAGLE POINT CR CO NT CAL 29
ECF	ELLSWORTH GROWTH & INCOME FD COM
ECF-A	ELLSWORTH GROWTH & INCOME FD 5.25% PFD SER A
ECG	EVERUS CONSTR GROUP COM
ECH	iShares MSCI Chile ETF
ECL	ECOLAB INC COM
ECML	EA SERIES TRUST EUCL FUN VAL ETF
ECNS	ISHARES TR CHINA SM-CAP ETF
ECO	OKEANIS ECO TANKERS COR SHS
ECON	COLUMBIA ETF TR II RESEARCH ENHANCD
ECOR	ELECTROCORE INC COM NEW
ECOW	PACER FDS TR EMRG MKT CASH
ECPG	ENCORE CAP GROUP INC COM
ECVT	ECOVYST INC COM
ECX	ECARX HOLDINGS INC CLASS A ORD
ECXWW	ECARX HOLDINGS INC WT EXP
ED	CONSOLIDATED EDISON INC COM
EDBL	EDIBLE GARDEN AG INC COM NEW
EDBLW	EDIBLE GARDEN AG INC WT EXP
EDC	DIREXION SHARES ETF TRUST DAI MAR BUL ETF
EDD	MORGAN STANLEY EMERGING MKTS COM
EDEN	iShares MSCI Denmark ETF
EDF	VIRTUS STONE HBR EMRG MKTS INC COM
EDGE	MRBL Enhanced Equity ETF
EDGF	ADVISORS INNER CIRCLE FD II 3EDGE FIXED ETF
EDGH	ADVISORS INNER CIRCLE FD II 3EDGE HARD ETF
EDGI	ADVISORS INNER CIRCLE FD II 3EDGE INTL ETF
EDGQ	GLOBAL X FDS NASDAQ 100 INCOM
EDGU	ADVISORS INNER CIRCLE FD II 3EDGE DYN US ETF
EDGX	GLOBAL X FDS US 500 EDGE ETF
EDHL	EVERBRIGHT DIGITAL HLDG LTD SHS NEW
EDIT	EDITAS MEDICINE INC COM
EDIV	SPDR INDEX SHS FDS STATE STREET SPD

EDN	EMPRESA DIST Y COMERCIAL NORTE SPON ADR
EDOG	ALPS ETF TR EM SECT DIV DG
EDOW	FIRST TR EXCHANGE-TRADED FD DOW 30 EQL WGT
EDRY	EURODRY LTD COM
EDSA	EDESA BIOTECH INC COM NEW
EDTK	SKILLFUL CRAFTSMAN ED TECH LTD ORD SHS
EDU	NEW ORIENTAL ED & TECHNOLOGY SPON ADR
EDUC	EDUCATIONAL DEV CORP COM
EDV	VANGUARD WORLD FD EXTENDED DUR
EDZ	DIREXION SHARES ETF TRUST DAI MAR BEA ETF
EE	EXCELERATE ENERGY INC CL A COM
EEA	EUROPEAN EQUITY FD INC COM
EEE	CYBER HORNET TR S&P 500 AND ETH
EEFT	EURONET WORLDWIDE INC COM
EEIQ	EPICQUEST EDUCATN GRP INTL LTD ORD SHS NEW
EELV	INVESCO EXCHANGE-TRADED FD TR S&P EMRNG MKTS
EEM	ISHARES TR MSCI EMG MKT ETF
EEMA	ISHARES INC MSCI EM ASIA ETF
EEMO	INVESCO EXCHANGE-TRADED FD TR S&P EMRNG MMTM
EEMS	ISHARES INC EM MKT SM-CP ETF
EEMV	iShares MSCI Emerging Markets Min Vol Factor ETF
EEMX	SPDR INDEX SHS FDS ST STR MSCI EMRG
EES	WISDOMTREE TR US SMALLCAP FUND
EET	PROSHARES TR MSCI EMRG ETF
EETH	PROSHARES TR ETHER ETF
EEV	PROSHARES TR ULTRASHORT MSCI
EEX	EMERALD HOLDING INC COM
EFA	ISHARES TR MSCI EAFE ETF
EFAA	INVESCO ACTIVELY MANAGED EXCHA MSCI EAFE IN ETF
EFAD	ProShares MSCI EAFE Dividend Growers ETF
EFAS	GLOBAL X FDS MSCI SUPDIV EA
EFAV	iShares MSCI EAFE Min Vol Factor ETF
EFAX	SPDR INDEX SHS FDS ST STR MSCI EAFE
EFC	ELLINGTON FINANCIAL INC COM

EFC-B	ELLINGTON FINANCIAL INC 6.25% B CUM PFD
EFC-C	ELLINGTON FINANCIAL INC 8.625% RT PFD C
EFC-D	ELLINGTON FINANCIAL INC PFD SER D
EFFE	HARBOR ETF TRUST OSMOSIS EMERGING
EFFI	HARBOR ETF TRUST OSMOSIS INTL RES
EFG	iShares MSCI EAFE Growth ETF
EFIV	SPDR SERIES TRUST SPDR S&P 500 ESG
EFNL	iShares MSCI Finland ETF
EFO	PROSHARES TR ULTR MSCI ETF
EFOI	ENERGY FOCUS INC COM NEW
EFOR	EVERFORTH INC COM
EFR	EATON VANCE SR FLTNG RTE TR COM
EFRA	ISHARES TR ENVIRONMNTL INFR
EFSC	ENTERPRISE FINL SVCS CORP COM
EFSCP	ENTERPRISE FINL SVCS CORP 5% DEP PFD SR A
EFSI	EAGLE FINL SVCS INC COM
EFT	EATON VANCE FLOATING RATE INC COM
EFTY	ETOILES CAP GROUP CO. LTD SHS CL A
EFU	PROSHARES TR ULTRASHORT MSCI
EFV	iShares MSCI EAFE Value ETF
EFX	EQUIFAX INC COM
EFXT	ENERFLEX LTD COM
EFZ	PROSHARES TR PSHS SH MSCI EAF
EG	EVEREST GROUP LTD COM
EGAN	EGAIN CORP COM NEW
EGBN	EAGLE BANCORPORATION INC COM
EGG	ENIGMATIG LTD CL A ORD SHS
EGGQ	TIDAL TRUST III NESTY VISIO ETF
EGGS	TIDAL TRUST III NESTYIELD TOTAL
EGGY	TIDAL TRUST III NEST DYNA IN ETF
EGHA	EGH ACQUISITION CORP. SHS CL A
EGHAR	EGH ACQUISITION CORP. RT EXP
EGHAU	EGH ACQUISITION CORP. UNIT
EGHT	8X8 INC NEW COM

EGLE	GLOBAL X FDS S&P 500 US REVEN
EGO	ELDORADO GOLD CORP NEW COM
EGP	EASTGROUP PPTYS INC COM
EGUS	iShares ESG Aware MSCI USA Growth ETF
EGY	VAALCO ENERGY INC COM NEW
EH	EHANG HLDGS LTD ADS
EHC	ENCOMPASS HEALTH CORP COM
EHCC	Global X Ethereum Covered Call ETF
EHGO	ESHALLGO INC CL A ORD SHS NEW
EHI	WESTERN ASSET GBL HIGH INC FD COM
EHLD	EUROHOLDINGS LTD SHS
EHLS	TIDAL TRUST II EVEN HERD LNG SH
EHTH	EHEALTH INC COM
EHY	Amplify Ethereum Max Income Covered Call ETF
EIC	EAGLE POINT INCOME COMPANY INC COM
EICA	EAGLE POINT INCOME COMPANY INC CAL NT 26
EIDO	ISHARES TR MSCI INDONIA ETF
EIG	EMPLOYERS HLDGS INC COM
EIIA	EAGLE PT INSTL INCOME FD SER A TERM PFD
EIKN	EIKON THERAPEUTICS INC COM
EIM	EATON VANCE MUN BD FD COM
EINC	VANECK ETF TRUST ENERGY INCME ET
EIPI	FIRST TR EXCHNG TRADED FD VIII FT ENER INCO ETF
EIPX	FIRST TR EXCHANGE-TRADED FD IV ENERGY INM PARTN
EIRL	ISHARES TR MSCI IRELAND ETF
EIS	ISHARES INC MSCI ISRAEL ETF
EIX	EDISON INTL COM
EJAN	INNOVATOR ETFS TRUST EMRGNG MKT JAN
EJH	E-HOME HOUSEHOLD SVC HLDGS LTD SHS NEW
EJUL	INNOVATOR ETFS TRUST EMRGNG MKT JULY
EKG	FIRST TR EXCHANGE-TRADED FD II NASDAQ LUX DIGI
EL	LAUDER ESTEE COS INC CL A
ELA	ENVELA CORP COM
ELAB	PMGC HLDGS INC COM

ELAN	ELANCO ANIMAL HEALTH INC COM
ELBM	ELECTRA BATTERY MATERIALS CORP COM
ELC	ENTERGY LA LLC COLLATERAL TR MT
ELCV	STRATEGY SHS EVEN HIGH DI ETF
ELD	WISDOMTREE TR EM LCL DEBT FD
ELDN	ELEDON PHARMACEUTICALS INC COM
ELE	ELEMENTAL RTY CORP COM NEW
ELF	E L F BEAUTY INC COM
ELFY	ALPS ETF TR ELECTRIFICATION
ELIL	DIREXION SHARES ETF TRUST DLY LLY BULL 2X
ELLA	ELLINGTON CREDIT COMPANY NT 31
ELLO	ELLOMAY CAPITAL LIMITED SHS
ELM	SERIES PORTFOLIOS TR ELM MAR NAV ETF
ELMD	ELECTROMED INC COM
ELME	ELME COMMUNITIES SH BEN INT
ELMT	ELMET GROUP CO (THE) COMMON STOCK
ELOG	EASTERN INTL LTD ORD SHS
ELOX	ELOXX PHARMACEUTICALS INC COM NEW
ELPC	COMPANHIA PARANAENSE DE ENERGI SPONSORED ADS
ELPW	ELONG POWER HOLDING LTD. SHS CL A 2026
ELS	EQUITY LIFESTYLE PROPERTIES COM
ELSE	ELECTRO-SENSORS INC COM
ELTK	ELTEK LTD SHS
ELTX	ELICIO THERAPEUTICS INC COM
ELUT	ELUTIA INC CL A COM
ELV	ELEVANCE HEALTH INC FORMERLY A COM
ELVA	ELECTROVAYA INC COM NEW
ELVN	ENLIVEN THERAPEUTICS INC COM
ELVR	ELEVRA LITHIUM LTD SPONSORED ADS
ELWT	ELAUWIT CONNECTION INC COM
EMA	EMERA INC COM
EMAT	EVOLUTION METALS & TECH CORP COM
EMB	ISHARES TR JPMORGAN USD EMG
EMBC	EMBECTA CORP COMMON STOCK

EMBD	GLOBAL X FDS X EMERGING MKT
EMBJ	EMBRAER S.A. SPONSORED ADS
EMBX	VANECK FDS EMER MARK BD ETF
EMC	GLOBAL X FDS EMERGING MKT GRT
EMCB	WISDOMTREE TR WSDM EMKTBD FD
EMCR	DBX ETF TR XTKR EMGRIN MKTS
EMCS	DBX ETF TR XTRACKERS MSCI E
EMD	WESTERN ASSET EMERGING MKTS DE COM
EMDM	FIRST TR EXCHANGE-TRADED FD II BLOOMBERG EMMKT
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF
EME	EMCOR GROUP INC COM
EMEM	EA SERIES TRUST SOPHUS CAPITAL
EMEQ	NOMURA ETF TR FOCU EM MKTS ETF
EMES	HARBOR ETF TRUST EMERGING MKTS
EMET	VANECK ETF TRUST COPPER AND ELEC
EMF	TEMPLETON EMERGING MKTS FD COM
EMFI	2023 ETF SERIES TRUST PICTET EMERGING
EMGF	iShares Emerging Markets Equity Factor ETF
EMHC	SPDR SERIES TRUST ST STR USD ETF
EMHY	iShares J.P. Morgan EM High Yield Bond ETF
EMIF	ISHARES TR EMGR MKT INF ETF
EMIS	EMMIS ACQUISITION CORP. SHS CL A
EMISR	EMMIS ACQUISITION CORP. RT EXP 091230
EMJN	Corgi Emerging Markets Equities 15% Structured Buffer ETF - June Series
EMKT	LAZARD ACTIVE ETF TR EMER MARK OP ETF
EML	EASTERN CO COM
EMLC	VANECK ETF TRUST JP MRGAN EM LOC
EMLP	FIRST TR EXCHANGE-TRADED FD IV NO AMER ENERGY
EMM	GLOBAL X FDS EMERGING MARKETS
EMMF	WISDOMTREE TR EMGRING MKTS
EMMY	Corgi Emerging Markets Equities 15% Structured Buffer ETF - May Series
EMN	EASTMAN CHEM CO COM
EMNT	PIMCO ETF TR ENHANCD SHORT
EMO	CLEARBRIDGE ENERGY MIDSTREAM O COM

EMOP	AB ACTIVE ETFS INC EMER MKTS OP ETF
EMOT	FIRST TR EXCHANGE TRADED FD VI S&P 500 ECONOMIC
EMP	ENTERGY MISSISSIPPI LLC 4.90 1ST BD 66
EMPB	EA SERIES TRUST EFFI MA PLUS ETF
EMPD	EMPERY DIGITAL INC COM NEW
EMPG	EMPRO GROUP INC SHS
EMQQ	EXCHANGE TRADED CONCEPTS TRUST EMQQ THE EMERGIN
EMR	EMERSON ELEC CO COM
EMSC	EA SERIES TRUST SOPHUS CAPITAL
EMSF	MATTHEWS INTL FDS EMERGING MARKETS
EMTL	State Street DoubleLine Emerging Markets Fixed Income ETF
EMTY	PROSHARES TR DECLINE RETAIL
EMXC	ISHARES INC MSCI EMRG CHN
EMXF	ISHARES TR EGSADVNCDMSCI EM
EMXX	Corgi Emerging Markets 2x Daily ETF
ENB	ENBRIDGE INC COM
ENDW	EA SERIES TRUST CAMBRIA ENDOWM
ENFR	ALPS ETF TR ALERIAN ENERGY
ENGN	ENGENE THERAPEUTICS INC COM
ENGNW	ENGENE THERAPEUTICS INC WT EXP 103128
ENGS	ENERGYS GROUP LTD SHS
ENHA	ENHANCED GROUP INC COM CL A
ENHI	BLACKROCK ETF TRUST ISHARES ENCD INT
ENHU	BLACKROCK ETF TRUST ISHARES ENHNCD L
ENIC	ENEL CHILE SA SPONSORED ADR
ENJ	ENTERGY NEW ORLEANS LLC 1ST MTG 5% 52
ENLT	ENLIGHT RENEWABLE ENERGY LTD SHS
ENLV	ENLIVEX LTD COM
ENO	ENTERGY NEW ORLEANS LLC 1ST MTG BD 66
ENOR	iShares MSCI Norway ETF
ENOV	ENOVIS CORPORATION COM
ENPH	ENPHASE ENERGY INC COM
ENR	ENERGIZER HLDGS INC COM
ENRD	EINRIDE AB SPON ADS

ENRDW	EINRIDE AB WT EXP 060831
ENS	ENERSYS COM
ENSC	ENSYSCE BIOSCIENCES INC COM NEW
ENSG	ENSIGN GROUP INC COM
ENTA	ENANTA PHARMACEUTICALS INC COM
ENTG	ENTEGRIS INC COM
ENTX	ENTERA BIO LTD SHS
ENVA	ENOVA INTL INC COM
ENVB	ENVERIC BIOSCIENCES INC COM SHS
ENVX	ENOVIX CORPORATION COM
ENZL	ISHARES TR NEW ZEALAND ETF
EOCT	INNOVATOR ETFS TRUST EMERGING MKT PWR
EOD	ALLSPRING GLOBAL DIVIDEND OPPO COM
EOG	EOG RES INC COM
EOI	EATON VANCE ENHANCED EQUITY COM
EOLS	EVOLUS INC COM
EONR	EON RESOURCES INC COM CL A
EONR+	EON RESOURCES INC WT EXP 111528
EOS	EATON VANCE ENHANCED EQUITY IN COM
EOSE	EOS ENERGY ENTERPRISES INC COM CL A
EOSU	T-REX 2X Long EOSE Daily Target ETF
EOT	EATON VANCE NATL MUN OPPORT TR COM SHS
EP	EMPIRE PETE CORP COM
EPAC	ENERPAC TOOL GROUP CORP CL A COM
EPAI	HARBOR ETF TRUST AI INFLECTION ST
EPAM	EPAM SYS INC COM
EPC	EDGEWELL PERSONAL CARE CO COM
EP-C	EL PASO ENERGY CAP TR I PFD CV TR SEC 28
EPD	ENTERPRISE PRODS PARTNERS L P COM
EPEM	HARBOR ETF TRUST EMERGING MARKETS
EPHE	ISHARES TR MSCI PHILIPS ETF
EPI	WISDOMTREE TR INDIA ERNGS FD
EPIN	HARBOR ETF TRUST INTL EQUITY ETF
EPM	EVOLUTION PETE CORP COM

EPMB	HARBOR ETF TRUST MID CAP CORE ETF
EPMV	HARBOR ETF TRUST MID CAP VALUE
EPOL	ISHARES TR MSCI POLAND ETF
EPOW	E-POWER INC ORD CL A SHS
EPP	ISHARES INC MSCI PAC JP ETF
EPR	EPR PPTYS COM SH BEN INT
EPR-C	EPR PPTYS PFD C CV 5.75%
EPR-E	EPR PPTYS CONV PFD 9% SR E
EPRF	Innovator S&P Investment Grade Preferred ETF
EPR-G	EPR PPTYS 5.750% CUM PFD G
EPRT	ESSENTIAL PPTYS RLTY TR INC COM
EPRX	EUPRAXIA PHARMACEUTICALS INC COM
EPS	WISDOMTREE TR US LARGECAP FUND
EPSB	HARBOR ETF TRUST SMID CAP CORE
EPSM	EPSIUM ENTERPRISE LTD ORD SHS CL A
EPSN	EPSILON ENERGY LTD COM
EPSV	HARBOR ETF TRUST SMID CAP VALUE
EPU	ISHARES TR MSCI PERU GL ETF
EPV	PROSHARES TR ULTRASHORT FTSE
EQ	EQUILLIUM INC COM
EQAL	INVESCO EXCHANGE-TRADED FD TR RUSEL 1000 EQL
EQBK	EQUITY BANCSHARES INC COM CL A
EQH	EQUITABLE HLDGS INC COM
EQH-A	EQUITABLE HLDGS INC 5.25% DPRP PFD A
EQH-C	EQUITABLE HLDGS INC 4.300% DEP PFD C
EQIN	COLUMBIA ETF TR I US EQUI INCO ETF
EQIX	EQUINIX INC COM
EQL	ALPS ETF TR EQUAL SEC ETF
EQLT	iShares MSCI Emerging Markets Quality Factor ETF
EQNR	EQUINOR ASA SPONSORED ADR
EQPT	EQUIPMENTSHARE COM INC COM CL A
EQR	EQUITY RESIDENTIAL SH BEN INT
EQRR	PROSHARES TR EQTS FOR RISIN
EQS	EQUUS TOTAL RETURN INC COM

EQT	EQT CORP COM
EQTY	VALUED ADVISERS TR KOVITZ CORE EQT
EQWL	INVESCO EXCHANGE TRADED FD TR S&P 100 EQL WIGH
EQX	EQUINOX GOLD CORP COM
ERAS	ERASCA INC COM
ERC	ALLSPRING MULTI SECTOR INCOME COM
ERET	ISHARES TR ENVIR AWR RL EST
ERH	ALLSPRING UTILITIES AND HIGH I WF UTILITIES INC
ERIC	TELEFONAKTIEBOLAGET LM ERICSS ADR B SEK 10
ERIE	ERIE INDTY CO CL A
ERII	ENERGY RECOVERY INC COM
ERNA	ERNEXA THERAPEUTICS INC COM
ERNAW	ERNEXA THERAPEUTICS INC WT EXP 020430
ERO	ERO COPPER CORP COM
EROC	EROCK INC CL A COM
EROK	EAGLEROCK LD LLC CL A SHS REP LTD
ERTH	INVESCO EXCHANGE TRADED FD TR INVESCO MSCI
ERX	DIREXION SHARES ETF TRUST DAI ENE BUL ETF
ERY	DIREXION SHARES ETF TRUST DAI ENE BEA ETF
ES	EVERSOURCE ENERGY COM
ESAB	ESAB CORPORATION COM
ESBA	EMPIRE ST RLTY OP L P UNIT LTD PRTNSP
ESBG	FIRST TR EXCHANGE TRAD FD VII ENHANCED STOCKS
ESCA	ESCALADE INC COM
ESE	ESCO TECHNOLOGIES INC COM
ESEA	EUROSEAS LTD SHS
ESG	FlexShares STOXX US ESG Select Index Fund
ESGD	ISHARES TR ESG AW MSCI EAFE
ESGE	ISHARES INC ESG AWR MSCI EM
ESGG	FlexShares STOXX Global ESG Select Index Fund
ESGU	ISHARES TR ESG AWR MSCI USA
ESGV	Vanguard ESG U.S. Stock ETF
ESI	ELEMENT SOLUTIONS INC COM
ESIM	STRATEGY SHS EVENTIDE INTL

ESLA	ESTRELLA IMMUNOPHARMA INC COM
ESLAW	ESTRELLA IMMUNOPHARMA INC WT EXP 092928
ESLG	STRATEGY SHS EVENTIDE LARGE C
ESLT	ELBIT SYS LTD ORD
ESLV	STRATEGY SHS EVEN LA VALU ETF
ESML	iShares ESG Aware MSCI USA Small-Cap ETF
ESMV	ISHARES TR ESG OPTI MIN ETF
ESN	NORTHERN LTS FD TR II ESSEN 40 STK ETF
ESNT	ESSENT GROUP LTD COM
ESOA	ENERGY SERVICES OF AMER CORP COM
ESP	ESPEY MFG & ELECTRS CORP COM
ESPO	VANECK ETF TRUST VIDEO GMNG ESPRT
ESPR	ESPERION THERAPEUTICS INC NEW COM
ESQ	ESQUIRE FINL HLDGS INC COM
ESRT	EMPIRE ST RLTY TR INC CL A
ESS	ESSEX PPTY TR INC COM
ESSC	STRATEGY SHS EVEN SMAL CA ETF
ESTA	ESTABLISHMENT LABS HLDGS INC COM
ESTC	ELASTIC N V ORD SHS
ESUM	STRATEGY SHS EVENTIDE US MRKT
ET	ENERGY TRANSFER L P COM UT LTD PTN
ETB	EATON VANCE TAX MNGED BUY WRIT COM
ETCO	GRAYSCALE FUNDS TRUST ETHE CO CALL ETF
ETD	ETHAN ALLEN INTERIORS INC COM
ETEC	ISHARES TR BREA EN SOLU ETF
ETFT	ALPS SER TR FUNDSMITH EQUITY
ETG	EATON VANCE TX ADV GLBL DIV FD COM
ETH	GRAYSCALE ETHEREUM STAKING SHS NEW
ETHA	ISHARES ETHEREUM TR SHS
ETHB	ISHARES STAKED ETHEREUM TR ETF SHS FR UNDIV BEN
ETHD	PROSHARES TR ULTRA ETHER ETF
ETHE	GRAYSCALE ETHEREUM STAKING ETF SHS
ETHO	AMPLIFY ETF TR AMPLIFY ETHO CLI
ETHT	PROSHARES TR ULTRA ETHER ETF

ETHU	2x Ether ETF
ETHV	VanEck Ethereum ETF
ETHW	BITWISE ETHEREUM ETF SHS
ETI-	ENTERGY TEXAS INC 5.375% PFD A
ET-I	ENERGY TRANSFER L P 9.250% FXD PFD I
ETJ	EATON VANCE RISK-MANAGED DIVER COM
ETN	EATON CORP PLC SHS
ETNG	Leverage Shares 2X Long ETN Daily ETF
ETO	EATON VANCE TAX-ADVANTAGED GLO COM
ETON	ETON PHARMACEUTICALS INC COM
ETOR	ETORO GROUP LTD SHS CL A
ETR	ENTERGY CORP NEW COM
ETRL	GRANITESHARES ETF TR 2X LONG ETOR DLY
ETS	ELITE EXPRESS HOLDING INC. COM CL A
ETSS	ENERGY TRANSITION SPL OPPORTUN ORD CL A
ETSS+	ENERGY TRANSITION SPL OPPORTUN WT EXP
ETSS=	ENERGY TRANSITION SPL OPPORTUN UNITS
ETSY	ETSY INC COM
ETTY	Amplify Ethereum 3% Monthly Option Income ETF
ETU	T-Rex 2X Long Ether Daily Target ETF
ETV	EATON VANCE TAX-MANAGED BUY- COM
ETW	EATON VANCE TAX-MANAGED GLOBAL COM
ETX	EATON VANCE MUN INCOME TERM TR SHS
ETY	EATON VANCE TAX-MANAGED DIVERS COM
EU	ENCORE ENERGY CORP COM NEW
EUAD	Select STOXX Europe Aerospace & Defense ETF
EUDA	EUDA HEALTH HOLDINGS LTD ORD SHS
EUDAW	EUDA HEALTH HOLDINGS LTD WT EXP 112227
EUDG	WISDOMTREE TR EURO QTLY DIV GR
EUDV	ProShares MSCI Europe Dividend Growers ETF
EUFN	ISHARES TR MSCI EURO FL ETF
EUHY	iShares Euro High Yield Corporate Bond USD Hedged ETF
EUIG	iShares Euro Investment Grade Corporate Bond USD Hedged ETF
EUM	PROSHARES TR SHORT MSCI EMRNG

EUO	PROSHARES TR II ULTRASHRT EURO
EURK	EUREKA ACQUISITION CORP SHS CL A
EURKR	EUREKA ACQUISITION CORP RT EXP 070326
EURKU	EUREKA ACQUISITION CORP UNIT EXP 062529
EURL	DIREXION SHARES ETF TRUST DAIL FT EURO ETF
EUSA	ISHARES INC MSCI EQUAL WEITE
EUSB	ISHARES TR ESG ADVAN ETF
EUV	Corgi Lithography & Semiconductor Photonics ETF
EUVX	Corgi Lithography & Semiconductor Photonics 2x Daily ETF
EVAC	EQV VENTURES AC CORP. II ORD SHS CL A
EVAC+	EQV VENTURES AC CORP. II WT EXP 063032
EVAC=	EQV VENTURES AC CORP. II UNIT EXP 063032
EVAX	EVAXION AS SPONSORED ADS
EVC	ENTRAVISION COMMUNICATIONS CP CL A
EVCM	EVERCOMMERCE INC COM
EVER	EVERQUOTE INC COM CL A
EVEX	EVE HLDG INC COM
EVEX+	EVE HLDG INC WT EXP 050927
EVF	EATON VANCE SR INCOME TR SH BEN INT
EVG	EATON VANCE SHORT DURATION DIV COM
EVGN	EVOGENE LTD SHS NEW
EVGO	EVGO INC CL A COM
EVGOW	EVGO INC WT EXP 070126
EVH	EVOLENT HEALTH INC CL A
EVHY	MORGAN STANLEY ETF TRUST EATO VA YIEL ETF
EVI	EVI INDS INC COM
EVIM	MORGAN STANLEY ETF TRUST EATO VAN MU ETF
EVLN	MORGAN STANLEY ETF TRUST EATON VANCE FLTG
EVLU	iShares MSCI Emerging Markets Value Factor ETF
EVLV	EVOLV TECHNOLOGIES HLDNGS INC COM CL A
EVLVW	EVOLV TECHNOLOGIES HLDNGS INC WT EXP 071626
EVMN	EVOMMUNE INC COM SHS
EVMO	MORGAN STANLEY ETF TRUST EATO VAN MTG ETF
EVMT	INVESCO ACTVELY MNGD ETC FD TR ELC VEH MTLS CDT

EVMU	DIREXION SHARES ETF TRUST DAILY ETHER BUL
EVN	EATON VANCE MUN INCOME TR SH BEN INT
EVNT	ALTSHARES TRUST EVENT-DRIVEN ETF
EVO	EVOTEC AG SPONSORED ADS
EVOX	EVOLUTION GLOBAL ACQUISITION C USD CL A ORD SHS
EVOXU	EVOLUTION GLOBAL ACQUISITION C UNIT EXP 102230
EVOXW	EVOLUTION GLOBAL ACQUISITION C WT EXP 102230
EVPF	MORGAN STANLEY ETF TRUST EATON VANCE PFD
EVR	EVERCORE INC CLASS A
EVRG	EVERGY INC COM
EVSB	MORGAN STANLEY ETF TRUST EATO VA ULTR ETF
EVSD	MORGAN STANLEY ETF TRUST EATO VA DURA ETF
EVSM	MORGAN STANLEY ETF TRUST EATON VANCE SHRT
EVT	EATON VANCE TAX ADVT DIV INCM COM
EVTC	EVERTEC INC COM
EVTL	VERTICAL AEROSPACE LTD SHS NEW
EVTR	MORGAN STANLEY ETF TRUST EATO VANC BD ETF
EVTV	ENVIROTECH VEHICLES INC COM
EVUS	iShares ESG Aware MSCI USA Value ETF
EVV	EATON VANCE LIMITED DURATION I COM
EVX	VANECK ETF TRUST ENVIRONMENTAL SR
EVYM	MORGAN STANLEY ETF TRUST EATO VAN MUN ETF
EW	EDWARDS LIFESCIENCES CORP COM
EWA	ISHARES INC MSCI AUST ETF
EWBC	EAST WEST BANCORP INC COM
EWC	ISHARES INC MSCI CDA ETF
EWD	ISHARES INC MSCI SWEDEN ETF
EWG	ISHARES INC MSCI GERMANY ETF
EWH	ISHARES INC MSCI HONG KG ETF
EWI	ISHARES INC MSCI ITALY ETF
EWJ	ISHARES INC MSCI JAPAN ETF
EWJV	ISHARES TR MSCI JP VALUE
EWK	ISHARES INC MSCI BELGIUM ETF
EWL	ISHARES INC MSCI SWITZERLAND

EWM	ISHARES INC MSCI MLY ETF NEW
EWN	ISHARES INC MSCI NETHERL ETF
EWO	ISHARES INC MSCI AUSTRIA ETF
EWP	ISHARES INC MSCI SPAIN ETF
EWQ	ISHARES INC MSCI FRANCE ETF
EWS	ISHARES INC MSCI SINGPOR ETF
EWT	ISHARES INC MSCI TAIWAN ETF
EWTX	EDGEWISE THERAPEUTICS INC COM
EWU	ISHARES TR MSCI UK ETF NEW
EWUS	iShares MSCI United Kingdom Small-Cap ETF
EWV	PROSHARES TR ULTRASHORT MSCI
EWW	ISHARES INC MSCI MEXICO ETF
EWX	SPDR INDEX SHS FDS STATE STREET SPD
EWY	ISHARES INC MSCI STH KOR ETF
EWZ	ISHARES INC MSCI BRAZIL ETF
EWZS	ISHARES TR BRAZIL SM-CP ETF
EXC	EXELON CORP COM
EXE	EXPAND ENERGY CORPORATION COM
EXEL	EXELIXIS INC COM
EXEQ	WEDBUSH SER TR RETURNONLEADERSH
EXFY	EXPENSIFY INC COM CL A
EXG	EATON VANCE TAX-MANAGED GLOBAL COM
EXI	ISHARES TR GLOB INDSTRL ETF
EXK	ENDEAVOUR SILVER CORP COM
EXLS	EXLSERVICE HLDGS INC COM
EXOD	EXODUS MOVEMENT INC COM CL A
EXOZ	EXOZYMES INC COM
EXP	EAGLE MATLS INC COM
EXPD	EXPEDITORS INTL WASH INC COM
EXPE	EXPEDIA GROUP INC COM NEW
EXPO	EXPONENT INC COM
EXR	EXTRA SPACE STORAGE INC COM
EXTR	EXTREME NETWORKS INC COM
EXUS	NOMURA ETF TR FOCUS CORE ETF

EXYN	EXYN TECHNOLOGIES INC COM
EXYNW	EXYN TECHNOLOGIES INC WT EXP 042131
EYE	NATIONAL VISION HLDGS INC COM
EYEG	AB ACTIVE ETFS INC CORPORATE BD ETF
EYES	Corgi Data & Surveillance ETF
EYLD	Cambria Emerging Shareholder Yield ETF
EYPT	EYEPOINT INC COM NEW
EZA	ISHARES INC MSCI STH AFR ETF
EZBC	Franklin Bitcoin ETF
EZET	Franklin Ethereum ETF
EZGO	EZGO TECHNOLOGIES LTD ORD SHS USD NEW
EZJ	PROSHARES TR UL MSCI JP ETF
EZM	WISDOMTREE TR US MIDCAP FUND
EZMO	LISTED FDS TR ALPH BROA MA ETF
EZPW	EZCORP INC CL A NON VTG
EZPZ	Franklin Crypto Index ETF
EZRA	RELIANCE GLOBAL GROUP INC COM NEW
EZRO	LISTED FDS TR ALPHADROID DEFN
EZU	iShares MSCI Eurozone ETF
F	FORD MTR CO COM
FA	FIRST ADVANTAGE CORP NEW COM
FAAA	FIDELITY MERRIMACK STR TR AAA CLO ETF
FAAR	FIRST TR EXCHANGE TRAD FD VII ALT ABSLT STRG
FAB	FIRST TR EXCHANGE-TRADED ALPHA SHS ISSUED FRST
FABC	FABRICAI INC COM
FAC	FACTORIAL ENERGY INC COM CL A
FACT	FACT II ACQUISITION CORP ORD SHS CL A
FACTU	FACT II ACQUISITION CORP UNITS
FACTW	FACT II ACQUISITION CORP WT EXP 112631
FACWW	FACTORIAL ENERGY INC WT EXP 060431
FAD	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
FAF	FIRST AMERN FINL CORP COM
FAI	FIRST TR EXCHANGE-TRADED FD II BLOOMBERG AI ETF
FALN	ISHARES TR FALN ANGLS USD

FAMI	FARMMI INC ORD SHS CLASS A
FAN	FIRST TR EXCHANGE-TRADED FD II GBL WND ENRG ETF
FANG	DIAMONDBACK ENERGY INC COM
FAPR	FT Vest U.S. Equity Buffer ETF - April
FARX	ADVISORS INNER CIRCLE FD II FRONTIER ASSET A
FAS	DIREXION SHARES ETF TRUST DAILY FINANCIAL
FAST	FASTENAL CO COM
FATE	FATE THERAPEUTICS INC COM
FATN	FATPIPE INC UT COM
FAUG	FT Vest U.S. Equity Buffer ETF - August
FAX	ABRDN ASIA PACIFIC INCOME FUND COM NEW
FAZ	DIREXION SHARES ETF TRUST DAILY FINANCIAL
FB	ProShares S&P 500 Dynamic Buffer ETF
F-B	FORD MTR CO FXD DUE59
FBCG	Fidelity Blue Chip Growth ETF
FBCV	Fidelity Blue Chip Value ETF
FBDC	FIRST TR EXCHNG TRADED FD VIII CONFLUENCE BDC
FBGL	FBS GLOBAL LTD ORD SHS
FBIN	FORTUNE BRANDS INNOVATIONS INC COM
FBIO	FORTRESS BIOTECH INC COM NEW
FBIOP	FORTRESS BIOTECH INC 9.375% CUM PFD A
FBIZ	FIRST BUSINESS FINL SVCS INC W COM
FBK	FB FINL CORP COM
FBL	GRANITESHARES ETF TR 2X LONG META ETF
FBLA	FB BANCORP INC COM
FBLG	FIBROBIOLOGICS INC COM NEW
FBNC	FIRST BANCORP N C COM
FBND	FIDELITY MERRIMACK STR TR TOTAL BD ETF
FBOT	FIDELITY COVINGTON TRUST DISRUPTIVE AUTOM
FBP	FIRST BANCORP CORPORATION COM NEW
FBRT	FRANKLIN BSP RLTY TR INC COMMON STOCK
FBRT-E	FRANKLIN BSP RLTY TR INC PFD SER E
FBRX	FORTE BIOSCIENCES INC COM NEW
FBT	FIRST TR EXCHANGE-TRADED FD NY ARCA BIOTECH

FBTC	Fidelity Wise Origin Bitcoin Fund
FBUF	Fidelity Dynamic Buffered Equity ETF
FBY	TIDAL TRUST II YIELDMAX META
FBYD	FALCONS BEYOND GLOBAL INC COM CL A
FBYDP	FALCONS BEYOND GLOBAL INC CUM CONV PFD STK
FBYDW	FALCONS BEYOND GLOBAL INC WT EXP 100628
FBYY	GRANITESHARES ETF TR YIELDBOOST META
FC	FRANKLIN COVEY CO COM
F-C	FORD MTR CO CAL NT 59
FCA	FIRST TR EXCH TRD ALPHDX FD II CHINA ALPHADEX
FCAL	FIRST TR EXCH TRADED FD III CALIF MUN INCM
FCAP	FIRST CAP INC COM
FCBC	FIRST CMNTY BANKSHARES INC VA COM
FCBD	ADVISORS INNER CIRCLE FD II FRON ASSE BD ETF
FCCO	FIRST CMNTY CORP S C COM
FCEF	FIRST TR EXCHNG TRADED FD VIII INCOME OPPRTNTES
FCEL	FUELCELL ENERGY INC COM NEW
FCF	FIRST COMWLTH FINL CORP PA COM
FCFS	FIRSTCASH HOLDINGS INC COM
FCFY	FIRST TR EXCHANGE-TRADED FD FIRST TR S&P 500
FCG	FIRST TR EXCHANGE-TRADED FD NAT GAS ETF
FCHL	FITNESS CHAMPS HLDGS LTD ORD SHS CL A NEW
FCLD	Fidelity Cloud Computing ETF
FCLO	FIDELITY COVINGTON TRUST CLO ETF
FCN	FTI CONSULTING INC COM
FCNCA	FIRST CTZNS BANCSHARES INC DEL CL A
FCNCN	FIRST CTZNS BANCSHARES INC DEL 6.625 DEP PFD E
FCNCO	FIRST CTZNS BANCSHARES INC DEL 5.625 NONCM SR C
FCNCP	FIRST CTZNS BANCSHARES INC DEL 5.375 DEP PFD A
FCOM	FIDELITY COVINGTON TRUST MSCI COMMNTN SVC
FCOR	FIDELITY MERRIMACK STR TR CORP BOND ETF
FCPI	Fidelity Stocks for Inflation ETF
FCPT	FOUR CORNERS PPTY TR INC COM
FCRS	FUTURECREST ACQUISITION CORP CL A ORD SHS

FCRS+	FUTURECREST ACQUISITION CORP WT EXP 093032
FCRS=	FUTURECREST ACQUISITION CORP UNIT
FCSH	FEDERATED HERMES ETF TRUST SHOR DU CORP ETF
FCT	FIRST TR SR FLTG RATE INCOME F COM
FCTE	ETF OPPORTUNITIES TRUST SMI 3FOURTEEN FU
FCTR	First Trust Lunt U.S. Factor Rotation ETF
FCUS	TIDAL TRUST II PINN FOCU OP ETF
FCUV	FOCUS UNVL INC COM NEW
FCVT	FIRST TR EXCHANGE-TRADED FD IV SSI STRG ETF
FCX	FREEPORT MCMORAN INC CL B
FCXG	THEMES ETF TR LEVERAGE SHS 2X
F-D	FORD MTR CO CALL NT 62
FDAT	TIDAL TRUST II TACTICAL ADVANT
FDBC	FIDELITY D & D BANCORP INC COM
FDCF	FIDELITY COVINGTON TRUST DISRUPTIVE COMMU
FDD	FIRST TR EXCHANGE-TRADED FD II COMMON SHS
FDEC	FT Vest U.S. Equity Buffer ETF - December
FDEM	Fidelity Emerging Markets Multifactor ETF
FDEV	Fidelity International Multifactor ETF
FDFF	FIDELITY COVINGTON TRUST DISRUPTIVE FIN E
FDG	AMERICAN CENTY ETF TR FOCUSED DYNAMIC
FDHY	FIDELITY COVINGTON TRUST ENHA HIGH YI ETF
FDIF	FIDELITY COVINGTON TRUST DISRUPTORS ETF
FDIG	FIDELITY COVINGTON TRUST CRYPTO IND & DIG
FDIQ	INVESCO EXCHANGE-TRADED FD TR BLOOMBERG FINANC
FDIS	FIDELITY COVINGTON TRUST MSCI CONSM DIS
FDIV	EA SERIES TRUST MARK FO DIVI ETF
FDL	FIRST TR EXCHANGE-TRADED FD SHS
FDLO	FIDELITY COVINGTON TRUST LOW VOLITY ETF
FDLS	NORTHERN LTS FD TR IV INSPIRE FIDELIS
FDM	FIRST TR EXCHANGE-TRADED FD COM SHS ANNUAL
FDMO	FIDELITY COVINGTON TRUST MOMENTUM FACTR
FDMT	4D MOLECULAR THERAPEUTICS INC COM
FDN	FIRST TR EXCHANGE-TRADED FD DJ INTERNT IDX

FDND	FT Vest Dow Jones Internet & Target Income ETF
FDNI	FIRST TR EXCHANGE-TRADED FD II DJ INTL INTRNT
FDP	DEL MONTE CORP ORD
FDRR	FIDELITY COVINGTON TRUST DIVID ETF RISI
FDRS	CORGI ETF TR I FOUNDER LED ETF
FDRV	Fidelity Electric Vehicles and Future Transportation ETF
FDRX	CORGI ETF TR I FOUNDER-LED 2X
FDS	FACTSET RESH SYS INC COM
FDSB	FIFTH DIST BANCORP INC COM
FDT	FIRST TR EXCH TRD ALPHDX FD II DEV MRK EX US
FDTS	FIRST TR EXCH TRD ALPHDX FD II EX US SML CP
FDTX	FIDELITY COVINGTON TRUST DISRUPTIVE TECH
FDUS	FIDUS INVT CORP COM
FDV	FEDERATED HERMES ETF TRUST US STRATEGIC DIV
FDVV	FIDELITY COVINGTON TRUST HIGH DIVID ETF
FDX	FEDEX CORP COM
FDXF	FEDEX FGHT HLDG CO INC COMMON STOCK
FE	FIRSTENERGY CORP COM
FEAC	FIDELITY COVINGTON TRUST ENHA U S ALL ETF
FEAM	5E ADVANCED MATERIALS INC COM NEW
FEAT	TIDAL TRUST II YIELDMAX DORSEY
FEBM	FT Vest U.S. Equity Max Buffer ETF - February
FEBO	FENBO HOLDINGS LTD CL A ORD SHS
FEBP	PGIM S&P 500 Buffer 12 ETF - February
FEBT	AllianzIM U.S. Equity Buffer10 Feb ETF
FEBU	AllianzIM U.S. Equity Buffer15 Uncapped Feb ETF
FEBW	AllianzIM U.S. Equity Buffer20 Feb ETF
FEBZ	Elevation Series Trust
FEDM	FLEXSHARES TR ESG & CLM DEVELP
FEDU	FOUR SEASONS ED CAYMAN INC SPON ADS
FEED	ENVUE MEDICAL INC. COM NEW
FEGE	RBB FUND TRUST FIRST EAGLE GBL
FEIG	FLEXSHARES TR ESG & CLM INVEST
FEIM	FREQUENCY ELECTRS INC COM

FELC	FIDELITY COVINGTON TRUST ENHANCED LARGE
FELE	FRANKLIN ELEC INC COM
FELG	FIDELITY COVINGTON TRUST ENHANCED LARGE
FELV	FIDELITY COVINGTON TRUST ENHANCED LARGE
FEM	FIRST TR EXCH TRD ALPHDX FD II EMERG MKT ALPH
FEMB	FIRST TR EXCH TRADED FD III EME MRK BD ETF
FEMD	FIRST EAGLE ETF TR MID CAP EQUI ETF
FEMG	FIDELITY COVINGTON TRUST ENHANCED MID CAP
FEMR	FIDELITY COVINGTON TRUST ENHANCED EMRNGS
FEMS	FIRST TR EXCH TRD ALPHDX FD II EM SML CP ALPH
FEMV	FIDELITY COVINGTON TRUST ENHANCED MID CAP
FEMY	FEMASYS INC COM NEW
FENC	FENNEC PHARMACEUTICALS INC COM
FENG	PHOENIX NEW MEDIA LTD SPONSORED ADS
FENI	FIDELITY COVINGTON TRUST ENHANCED INTL
FENY	FIDELITY COVINGTON TRUST MSCI ENERGY IDX
FEOE	RBB FUND TRUST FIRS EAGL OV ETF
FEP	FIRST TR EXCH TRD ALPHDX FD II EUROPE ALPHADEX
FEPI	ETF OPPORTUNITIES TRUST REX FA IN EQ ETF
FER	FERROVIAL NV ORD SHS
FERA	FIFTH ERA ACQUISITION CORP I ORD SHS CL A
FERAR	FIFTH ERA ACQUISITION CORP I RT EXP 022130
FERAU	FIFTH ERA ACQUISITION CORP I UNITS
FERG	FERGUSON ENTERPRISES INC COMMON STOCK NEW
FESM	FIDELITY COVINGTON TRUST ENHANCED SML CAP
FET	FORUM ENERGY TECHNOLOGIES INC COM
FETH	Fidelity Ethereum Fund
FEUS	FLEXSHARES TR ESG & CLM US LRG
FEUZ	FIRST TR EXCH TRD ALPHDX FD II EURO ALPHADEX
FEX	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
FEZ	SPDR INDEX SHS FDS STATE STREET SPD
FF	FUTUREFUEL CORP COM
FFA	FIRST TR ENHANCED EQUITY COM
FFAI	FARADAY FUTURE INTLGT ELEC INC COM NEW CL A

FFAIW	FARADAY FUTURE INTLGT ELEC INC WT EXP 072126
FFBC	1ST FINL BANCORP COM
FFC	FLAHERTY & CRUMRIN PFD & INM S COM
FFDI	Fidelity Fundamental Developed International ETF
FFEB	FT Vest U.S. Equity Buffer ETF - February
FFEM	Fidelity Fundamental Emerging Markets ETF
FFF	Founders 100 ETF
FFGX	Fidelity Fundamental Global ex-U.S. ETF
FFIN	FIRST FINL BANKSHARES INC COM
FFIU	SPINNAKER ETF SERIES UVA UNCONSTRAIND
FFIV	F5 INC COM
FFLC	Fidelity Fundamental Large Cap Core ETF
FFLG	Fidelity Fundamental Large Cap Growth ETF
FFLS	NORTHERN LTS FD TR II FUTURE FD LNG SH
FFLV	Fidelity Fundamental Large Cap Value ETF
FFND	NORTHERN LTS FD TR II ONE GLOBAL ETF
FFOG	Franklin Focused Growth ETF
FFOX	FUNDX INVT TR FUTU FD OPPO ETF
FFSM	Fidelity Fundamental Small-Mid Cap ETF
FFTY	CAPITAL-FORCE ETF TR IBD 50 ETF
FFUT	FIDELITY GREENWOOD STREET TR MANAGED FUTURES
FG	F&G ANNUITIES & LIFE INC COMMON STOCK
FGBI	FIRST GTY BANCSHARES INC COM
FGBIP	FIRST GTY BANCSHARES INC 6.75% DEP PFD A
FGD	FIRST TR EXCHANGE-TRADED FD II DJ GLBL DIVID
FGDL	FRANKLIN TEMPLETON HOLDINGS TR RESPBLY SRCD GLD
FGI	FGI INDUSTRIES LTD ORD SHS NEW
FGII	FG IMPERII ACQUISITION CORP ORD SHS CL A
FGIIU	FG IMPERII ACQUISITION CORP UNIT EXP 101430
FGIIW	FG IMPERII ACQUISITION CORP WT EXP 101430
FGIWW	FGI INDUSTRIES LTD WT EXP
FGL	FOUNDER GROUP LTD CL A SHS NEW
FGM	FIRST TR EXCH TRD ALPHDX FD II GERMANY ALPHA
FGMC	FG MERGER II CORP COM

FGMCR	FG MERGER II CORP RT EXP 021130
FGMCU	FG MERGER II CORP UNIT EXP 021130
FGN	F&G ANNUITIES & LIFE INC NT 53
FGNX	FG NEXUS INC. COM
FGNXP	FG NEXUS INC. 8% PFD SER A
FGRU	T-REX 2X Long FIGR Daily Target ETF
FGSI	FIRST TR EXCHANGE-TRADED FD IV VEST GROWTH STRE
FGSM	ADVISORS INNER CIRCLE FD II FRONTIER ASSET G
FGSN	F&G ANNUITIES & LIFE INC CAL 65
FHB	FIRST HAWAIIAN INC COM
FHDG	FT Vest U.S. Equity Quarterly Dynamic Buffer ETF
FHEQ	Fidelity Hedged Equity ETF
FHI	FEDERATED HERMES INC CL B
FHLC	FIDELITY COVINGTON TRUST MSCI HLTH CARE I
FHN	FIRST HORIZON CORPORATION COM
FHN-E	FIRST HORIZON CORPORATION 6.50 DP RP PFD E
FHN-F	FIRST HORIZON CORPORATION 4.70% DEP PFD F
FHN-H	FIRST HORIZON CORPORATION 6.750 DP PF SR H
FHTX	FOGHORN THERAPEUTICS INC COM
FHYS	FEDERATED HERMES ETF TRUST SHOR DU HIGH ETF
FIAT	TIDAL TRUST II YIELDMAX SHORT
FIAX	TIDAL TRUST II NICHOLAS FIXED
FIBK	FIRST INTST BANCSYSTEM INC COM
FICO	FAIR ISAAC CORP COM
FICS	FIRST TR EXCHANGE TRADED FD VI INTL DEV STRNGTH
FID	FIRST TR EXCHANGE TRADED FD VI S&P INTL DIVID
FIDI	FIDELITY COVINGTON TRUST INT HG DIV ETF
FIDU	FIDELITY COVINGTON TRUST MSCI INDL INDX
FIEE	FIEE INC COM NEW
FIG	FIGMA INC CLASS A COM STK
FIGB	FIDELITY MERRIMACK STR TR INVESTMENT GR BD
FIGG	THEMES ETF TR LEVERAGE SHS 2X
FIGR	FIGURE TECHNOLOGY SOLUTIO COM CL A
FIGS	FIGS INC CL A

FIGX	FIGX CAP ACQUISITION CORP. USD CL A ORD SHS
FIGXU	FIGX CAP ACQUISITION CORP. UNIT EXP 061730
FIGXW	FIGX CAP ACQUISITION CORP. WT EXP 061730
FIIG	FIRST TR EXCHANGE-TRADED FD IV INTER GRADE ETF
FINS	ANGEL OAK FINL STRATEGIES INCM COM BEN INT
FINT	ADVISORS INNER CIRCLE FD II FRONTIER ASSET T
FINV	FINVOLUTION GROUP SPONSORED ADS
FINW	FINWISE BANCORP COM
FINX	GLOBAL X FDS FINTECH ETF
FINY	GRANITESHARES ETF TR YIELD FINLS ETF
FIP	FTAI INFRASTRUCTURE INC COMMON STOCK
FIS	FIDELITY NATL INFORMATION SVCS COM
FISI	FINANCIAL INSTITUTIONS INC COM
FISK	EMPIRE ST RLTY OP L P UNIT LTD PRT 250
FISR	SSGA ACTIVE TR ST STR SECTO ETF
FISV	FISERV INC COM
FITB	FIFTH THIRD BANCORP COM
FITB-A	FIFTH THIRD BANCORP 6% DP SH CL B SR
FITB-I	FIFTH THIRD BANCORP 6.625 DP SER I
FITB-K	FIFTH THIRD BANCORP 4.95 DP SH PFD K
FITB-M	FIFTH THIRD BANCORP 6.875 DEP SER M
FITE	SPDR SERIES TRUST SP KENSHO FUTR
FITZ	TIDAL TRUST II FITZ-GERALD MUST
FIVA	FIDELITY COVINGTON TRUST INT VL FCT ETF
FIVE	FIVE BELOW INC COM
FIVN	FIVE9 INC COM
FIVY	TIDAL TRUST II YIELDMAX DORSEY
FIW	FIRST TR EXCHANGE-TRADED FD WTR ETF
FIX	COMFORT SYS USA INC COM
FIXD	FIRST TR EXCHNG TRADED FD VIII SMITH OPPORT FXD
FIXP	TIDAL TRUST I FOLI EN FIXE ETF
FIXT	TCW ETF TRUST CORE PLUS BOND
FIYY	GRANITESHARES ETF TR YIELDBOOST 20Y
FIZZ	NATIONAL BEVERAGE CORP COM

FJAN	FT Vest U.S. Equity Buffer ETF - January
FJET	STARFIGHTERS SPACE INC COMMON STOCK
FJP	FIRST TR EXCH TRD ALPHDX FD II JAPAN ALPHADEX
FJUL	FT Vest U.S. Equity Buffer ETF - July
FJUN	FT Vest U.S. Equity Buffer ETF - June
FKU	FIRST TR EXCH TRD ALPHDX FD II UNIT KING ALPH
FKWL	FRANKLIN WIRELESS CORP COM
FLAG	GLOBAL X FDS S&P 500 US MARKE
FLAO	AllianzIM U.S. Equity 6 Month Floor5 Apr/Oct ETF
FLAU	FRANKLIN TEMPLETON ETF TR FTSE AUSTRALIA
FLAX	FRANKLIN TEMPLETON ETF TR FRANKLIN ASIA
FLBL	Franklin Senior Loan ETF
FLBR	FRANKLIN TEMPLETON ETF TR FTSE BRAZIL
FLC	FLAHERTY & CRUMRINE TOTAL RETU COM
FLCA	FRANKLIN TEMPLETON ETF TR FTSE CANADA
FLCB	FRANKLIN TEMPLETON ETF TR US CORE BOND ETF
FLCC	FEDERATED HERMES ETF TRUST MDT LARGE CAP
FLCE	ADVISORS INNER CIRCLE FD II FRONTIER ASSET U
FLCG	FEDERATED HERMES ETF TRUST MDT LARGE CAP
FLCH	FRANKLIN TEMPLETON ETF TR FTSE CHINA
FLCO	FRANKLIN TEMPLETON ETF TR INVT GRADE CORPT
FLCV	FEDERATED HERMES ETF TRUST MDT LARGE CAP
FLD	FOLD HLDGS INC COM CL A
FLDB	FIDELITY MERRIMACK STR TR LOW DURATION BD
FLDDW	FOLD HLDGS INC WT EXP 021430
FLDR	Fidelity Low Duration Bond Factor ETF
FLDZ	Elevation Series Trust
FLEE	FRANKLIN TEMPLETON ETF TR FTSE EUROPE
FLEU	FRANKLIN TEMPLETON ETF TR FRANKLIN FTSE
FLEX	FLEX LTD ORD
FLG	FLAGSTAR BANK NATIONAL ASSOCIA COM NEW
FLG-A	FLAGSTAR BANK NATIONAL ASSOCIA DEP SHS REPSTG A
FLGB	FRANKLIN TEMPLETON ETF TR FTSE UNTD KGDM
FLGR	FRANKLIN TEMPLETON ETF TR FTSE GERMANY

FLGT	FULGENT GENETICS INC COM
FLG-U	FLAGSTAR BANK NATIONAL ASSOCIA UNIT 05/07/51
FLGV	FRANKLIN TEMPLETON ETF TR US TREAS BD ETF
FLHY	Franklin High Yield Corporate ETF
FLIA	Franklin International Aggregate Bond ETF
FLIN	FRANKLIN TEMPLETON ETF TR FRANKLIN INDIA
FLJH	FRANKLIN TEMPLETON ETF TR FTSE JAPAN HDG
FLJJ	AllianzIM U.S. Equity 6 Month Floor5 Jan/Jul ETF
FLJP	FRANKLIN TEMPLETON ETF TR FTSE JAPAN ETF
FLKR	FRANKLIN TEMPLETON ETF TR FTSE SOUTH KOREA
FLL	FULL HSE RESORTS INC COM
FLLA	FRANKLIN TEMPLETON ETF TR FTSE LATN AMRC
FLMB	FRANKLIN TEMPLETON ETF TR MUNICIPAL GRN BD
FLMI	FRANKLIN TEMPLETON ETF TR FRANKLIN DYN MUN
FLMX	FRANKLIN TEMPLETON ETF TR FTSE MEXICO
FLN	FIRST TR EXCH TRD ALPHDX FD II LATIN AMER ALP
FLNA	FILANA THERAPEUTICS INC COM
FLNC	FLUENCE ENERGY INC COM CL A
FLNG	FLEX LNG LTD SHS
FLNT	FLUENT INC COM NEW
FLO	FLOWERS FOODS INC COM
FLOC	FLOWCO HLDGS INC COM CL A
FLOT	iShares Floating Rate Bond ETF
FLOW	GLOBAL X FDS US CASH FLOW
FLQL	Franklin U.S. Large Cap Multifactor Index ETF
FLQM	Franklin U.S. Mid Cap Multifactor Index ETF
FLQS	Franklin U.S. Small Cap Multifactor Index ETF
FLR	FLUOR CORP COM
FLRG	FIDELITY COVINGTON TRUST FIDELITY US MLTF
FLRN	SPDR SERIES TRUST ST STR RATE ETF
FLRT	PACER FDS TR ARIST HIGH ETF
FLS	FLOWSERVE CORP COM
FLSA	FRANKLIN TEMPLETON ETF TR FTSE SAUDI ARB
FLSP	FRANKLIN TEMPLETON ETF TR SYSTMTC STYL PRE

FLSW	FRANKLIN TEMPLETON ETF TR FRANKLN SWZLND
FLTB	FIDELITY MERRIMACK STR TR LTD TRM BD ETF
FLTR	VANECK ETF TRUST IG FLOA RATE ETF
FLTW	FRANKLIN TEMPLETON ETF TR FTSE TAIWAN
FLUD	FRANKLIN TEMPLETON ETF TR ULTR SHOR BD ETF
FLUT	FLUTTER ENTMT PLC SHS
FLUX	FLUX PWR HLDGS INC COM NEW
FLV	AMERICAN CENTY ETF TR FOCUSED LRG CAP
FLWS	1 800 FLOWERS COM INC CL A
FLX	BINGEX LTD SPONSORED ADS A
FLXI	Invesco Flexible Income ETF
FLXN	Horizon Flexible Income ETF
FLXR	TCW ETF TRUST FLEXIBLE INCOME
FLXS	FLEXSTEEL INDS INC COM
FLY	FIREFLY AEROSPACE INC COM
FLYD	BANK MONTREAL MEDIUM MICR TRAV 3X FEB
FLYE	FLY E GROUP INC COM SHS
FLYT	Tradr 2X Long FLY Daily ETF
FLYU	BANK MONTREAL MEDIUM CAL LKD 42
FLYW	FLYWIRE CORPORATION COM VTG
FLYX	FLYEXCLUSIVE INC COM CL A
FLYX+	FLYEXCLUSIVE INC WT EXP
FMAC	FUTURE MONEY ACQUISITION CORP ORD SHS
FMACR	FUTURE MONEY ACQUISITION CORP RT EXP 031631
FMACU	FUTURE MONEY ACQUISITION CORP UNIT EXP 031631
FMAG	Fidelity Magellan ETF
FMAO	FARMERS & MERCHANTS BANCORP IN COM
FMAR	FT Vest U.S. Equity Buffer ETF - March
FMAT	FIDELITY COVINGTON TRUST MSCI MATLS INDEX
FMAY	FT Vest U.S. Equity Buffer ETF - May
FMB	FIRST TR EXCH TRADED FD III MANAGD MUN ETF
FMBH	FIRST MID BANCSHARES INC COM
FMC	FMC CORP COM NEW
FMCE	NORTHERN LTS FD TR IV FM COMPOUNDERS

FMCX	NORTHERN LTS FD TR IV FM FOCUS EQUITY
FMDE	FIDELITY COVINGTON TRUST ENH MID COR ETF
FMED	FIDELITY COVINGTON TRUST DISRU MEDIC ETF
FMET	FIDELITY COVINGTON TRUST METAVERSE ETF
FMF	FIRST TR EXCHANGE-TRADED FD V MNGD FUTRS STRGY
FMFC	KANDAL M VENTURE LTD SHS CL A
FMHI	FIRST TR EXCH TRADED FD III MUNI HI INCM ETF
FMKT	TIDAL TRUST I THE FREE MARKETS
FMN	FEDERATED HERMES PREM MUNI INM COM
FMNB	FARMERS NATIONAL BANC CORP COM
FMNY	FIRST TR EXCH TRADED FD III NEW YORK MUNI
FMQQ	EXCHANGE TRADED CONCEPTS TRUST FMQQ THE NEXT FR
FMS	FRESENIUS MEDICAL CARE AG SPONSORED ADR
FMST	FOREMOST CLEAN ENERGY LTD COM
FMSTW	FOREMOST CLEAN ENERGY LTD WT EXP 082428
FMTL	FIRST TR EXCHANGE-TRADED FD II INDX CRI MET ETF
FMTM	EA SERIES TRUST MARK FO MOME ETF
FMUB	FIDELITY MERRIMACK STR TR MUN BD OPPORTUN
FMUN	FIDELITY MERRIMACK STR TR SYSTEMATIC MUN
FMX	FOMENTO ECONOMICO MEXICANO S A SPON ADR UNITS
FMY	FIRST TR MTG INCOME FD COM SHS
FN	FABRINET SHS
FNB	F N B CORP COM
FNCL	FIDELITY COVINGTON TRUST MSCI FINLS IDX
FND	FLOOR & DECOR HLDGS INC CL A
FNDA	SCHWAB STRATEGIC TR FUNDAMENTAL US S
FNDB	SCHWAB STRATEGIC TR FUNDAMENTAL US B
FNDC	SCHWAB STRATEGIC TR FUNDAMENTAL INTL
FNDE	SCHWAB STRATEGIC TR FUND EM EQUI ETF
FNDF	SCHWAB STRATEGIC TR FUNDAMENTAL INTL
FNDX	SCHWAB STRATEGIC TR FUNDAMENTAL US L
FNF	FIDELITY NATL FINL INC COM SHS
FNGD	BANK MONTREAL MEDIUM MICROSECTORS FA
FNGG	DIREXION SHARES ETF TRUST DAILY NYSE FANG

FNGO	BANK MONTREAL MEDIUM 2X LEVERAGED
FNGR	FINGERMOTION INC COM
FNGS	BANK MONTREAL MEDIUM NT LKD 38
FNGU	BANK MONTREAL MEDIUM CAL LKD 45
FNK	FIRST TR EXCHANGE-TRADED ALPHA MID CAP VAL FD
FNKO	FUNKO INC COM CL A
FNLC	FIRST BANCORP INC ME COM
FNOV	FT Vest U.S. Equity Buffer ETF - November
FNRN	FIRST NORTHN CMNTY BANCORP COM
FNUC	FRONTIER NUCLEAR & MINERALS COM
FNV	FRANCO NEV CORP COM
FNWB	FIRST NORTHWEST BANCORP COM
FNWD	FINWARD BANCORP COM
FNX	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
FNY	FIRST TR EXCHANGE-TRADED ALPHA MID CP GR ALPH
FOA	FINANCE OF AMERICA COMPAN CL A NEW
FOCL	EDAP TMS S A SPONSORED ADR
FOCT	FT Vest U.S. Equity Buffer ETF - October
FOF	COHEN & STEERS CLOSED-END COM
FOFO	HANG FENG TECHNOLOGY INNOVATIO USD ORD SHS
FOPC	ADVISORS INNER CIRCLE FD II FRONTIER ASSET O
FOR	FORESTAR GROUP INC COM
FORH	Formidable ETF
FORM	FORMFACTOR INC COM
FORR	FORRESTER RESH INC COM
FORTY	FORMULA SYSTEMS 1985 LTD SPONSORED ADS
FOSL	FOSSIL GROUP INC COM
FOTO	Tuttle Capital Pure Play Photonics ETF
FOUR	SHIFT4 PMTS INC CL A
FOUR-A	SHIFT4 PMTS INC 6 SER A CNV PREF
FOWF	Pacer Solactive Whitney Future of Warfare ETF
FOX	FOX CORP CL B COM
FOXA	FOX CORP CL A COM
FOXF	FOX FACTORY HLDG CORP COM

FOXX	FOXX DEV HLDGS INC COM
FOXXW	FOXX DEV HLDGS INC WT EXP 092629
FOXY	SIMPLIFY EXCHANGE TRADED FUNDS CURRE STRAT ETF
FPA	FIRST TR EXCH TRD ALPHDX FD II ASIA EX JAPAN
FPAA	FPA Global Allocation ETF
FPAG	FPA Global Equity ETF
FPAS	FPA Short Duration Government ETF
FPE	FIRST TR EXCH TRADED FD III PFD SECS INC ETF
FPEI	FIRST TR EXCH TRADED FD III INSTL PFD SECS
FPF	FIRST TR INTER DURATN PFD & IN COM
FPFD	Fidelity Preferred Securities & Income ETF
FPH	FIVE POINT HOLDINGS LLC COM CL A
FPI	FARMLAND PARTNERS INC COM
FPRO	Fidelity Real Estate Investment ETF
FPS	FORGENT POWER SOLUTIONS INC COM SHS CL A
FPWR	FIRST TR EXCHANGE-TRADED FD IV EIP POWER SOLUTI
FPX	FIRST TR EXCHANGE-TRADED FD US EQTY OPPT ETF
FPXE	FIRST TR EXCHANGE-TRADED FD II IPOX EUROPE EQ
FPXI	FIRST TR EXCHANGE-TRADED FD II INTL EQUITY OPP
FQAL	FIDELITY COVINGTON TRUST QLTY FCTOR ETF
FR	FIRST INDL RLTY TR INC COM
FRA	BLACKROCK FLOATING RATE INCOME COM
FRAF	FRANKLIN FINL SVCS CORP COM
FRBA	FIRST BK WILLIAMSTOWN NEW JERS COM
FRBT	FORBRIGHT INC CL A COM
FRD	FRIEDMAN INDS INC COM
FRDM	Freedom 100 Emerging Markets ETF
FREL	FIDELITY COVINGTON TRUST MSCI RL EST ETF
FRGN	HORIZON FDS INTL EQUITY ETF
FRGT	FREIGHT TECHNOLOGIES INC ORD SHS NEW
FRHC	FREEDOM HOLDING CORP COM
FRI	FIRST TR EXCHANGE-TRADED FD COM
FRIZ	FRANKLIN TEMPLETON ETF TR DIVIDEND GROWTH
FRME	FIRST MERCHANTS CORP COM

FRMEP	FIRST MERCHANTS CORP 7.50% PFD SER A
FRMI	FERMI INC COM
FRMM	FORUM MARKETS INC COM SHS
FRNW	Fidelity Clean Energy ETF
FRO	FRONTLINE PLC COM
FROG	JFROG LTD ORD SHS
FRPH	FRP HLDGS INC COM
FRPT	FRESHPET INC COM
FRSH	FRESHWORKS INC CLASS A COM
FRST	PRIMIS FINANCIAL CORP COM
FRSX	FORESIGHT AUTONOMOUS HLDGS LTD SPONSORED ADR
FRT	FEDERAL RLTY INVT TR NEW SH BEN INT NEW
FRT-C	FEDERAL RLTY INVT TR NEW 5% CUM PFD C
FRTT	FORT TECHNOLOGY INC COM NEW
FRTY	THE ALGER ETF TRUST MID CAP 40 ETF
FRVO	FERVO ENERGY CO CL A COM
FRWD	NOMURA ETF TR TRANS TECHN ETF
FSBC	FIVE STAR BANCORP COM
FSBW	FS BANCORP INC COM
FSCC	FEDERATED HERMES ETF TRUST MDT SMALL CAP
FSCO	FS CREDIT OPPORTUNITIES CORP COMMON STOCK
FSCS	FIRST TR EXCHANGE TRADED FD VI SMID CAPITAL STR
FSEA	FIRST SEACOAST BANCORP INC COM
FSEC	FIDELITY MERRIMACK STR TR INVESTMENT GR SE
FSEG	FIDELITY COVINGTON TRUST ENHANCED SMALL C
FSEP	FT Vest U.S. Equity Buffer ETF - September
FSEV	FIDELITY COVINGTON TRUST ENH SMA VAL ETF
FSGS	FIRST TR EXCHANGE TRADED FD VI TR SM GR ST ETF
FSHP	FLAG SHIP ACQUISITION CORP ORD SHS
FSHPR	FLAG SHIP ACQUISITION CORP RT EXP 033126
FSHPU	FLAG SHIP ACQUISITION CORP UNIT EXP 052229
FSI	FLEXIBLE SOLUTIONS INTL INC COM
FSIG	FIRST TR EXCHANGE-TRADED FD IV LTD DUR INVT ETF
FSK	FS KKR CAP CORP COM

FSLR	FIRST SOLAR INC COM
FSLY	FASTLY INC CL A
FSM	FORTUNA MNG CORP COM NEW
FSMB	FIRST TR EXCH TRADED FD III SHRT DUR MNG MUN
FSMD	FIDELITY COVINGTON TRUST SML MID MLTFCT
FSML	FRANKLIN TEMPLETON ETF TR SMALL CAP ENHAHD
FSOL	FIDELITY SOLANA FD BENEFICIAL INT
FSP	FRANKLIN STR PPTYS CORP COM
FSS	FEDERAL SIGNAL CORP COM
FSSL	FS SPECIALTY LENDING FD COM SH BEN INT
FSTA	FIDELITY COVINGTON TRUST CONSMR STAPLES
FSTR	FOSTER L B CO COM
FSUN	FIRSTSUN CAP BANCORP COM
FSV	FIRSTSERVICE CORP NEW COM
FSYD	FIDELITY COVINGTON TRUST SUST HIG YIE ETF
FSZ	FIRST TR EXCH TRD ALPHDX FD II SWITZLND ALPHA
FT	FRANKLIN UNVL TR SH BEN INT
FTA	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
FTAG	FIRST TR EXCHANGE-TRADED FD II INDXX GLOBAL AGR
FTAI	FTAI AVIATION LTD SHS
FTAIM	FTAI AVIATION LTD 9.500% CUM PFD D
FTBD	FIDELITY MERRIMACK STR TR TACTICAL BOND
FTBI	FIRST TR EXCHANGE TRADED FD VI BALANCED INCOME
FTC	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
FTCA	PUTNAM ETF TRUST FRANKLIN CALIF
FTCB	FIRST TR EXCHANGE-TRADED FD IV CORE INVESTMENT
FTCE	FIRST TR EXCHANGE TRADED FD VI NEW CO CO EA ETF
FTCI	FTC SOLAR INC COM NEW
FTCS	FIRST TR EXCHANGE-TRADED FD CAP STRENGTH ETF
FTDR	FRONTDOOR INC COM
FTDS	FIRST TR EXCHANGE-TRADED FD DIVIDEND STRNGTH
FTEC	FIDELITY COVINGTON TRUST MSCI INFO TECH I
FTEK	FUEL TECH INC COM
FTF	FRANKLIN LTD DURATION INCOME T COM

FTFT	FUTURE FINTECH GROUP INC COM SHS
FTGC	FIRST TR EXCHANGE TRAD FD VII FST TR GLB FD
FTGS	FIRST TR EXCHANGE-TRADED FD GROWTH STRENGTH
FTHAU	FOREFRONT TECHNOLOGY HOLDINGS UNIT EXP 043031
FTHB	FIS TR FAITH INCOME ETF
FTHF	FIRST TR EXCHANGE-TRADED FD II EMER MA HUMA ETF
FTHI	FIRST TR EXCHANGE TRADED FD VI BUYWRIT INCM ETF
FTHM	FATHOM HOLDINGS INC COM
FTHY	FIRST TR HIGH YIELD OPPRT 2027 COM
FTI	TECHNIPFMC PLC COM
FTIF	FIRST TR EXCHANGE-TRADED FD BLOOMBERG INFLAT
FTK	FLOTEK INDUSTRIES INC COM NEW
FTKI	FIRST TR EXCHANGE TRADED FD VI SM CAP BUYWRITE
FTLF	FITLIFE BRANDS INC COM NEW
FTLS	FIRST TR EXCH TRADED FD III LNG/SHT EQUITY
FTMA	PUTNAM ETF TRUST FRANK MASS ETF
FTMH	PUTNAM ETF TRUST FRAN MU HI YI ET
FTMN	PUTNAM ETF TRUST FRANK MINN ETF
FTMS	PUTNAM ETF TRUST FRANKLIN SHT TRM
FTMU	PUTNAM ETF TRUST FRANKLIN MUNI
FTNJ	PUTNAM ETF TRUST FRAN NEW JER ETF
FTNT	FORTINET INC COM
FTNY	PUTNAM ETF TRUST FRANKLIN NY MUNI
FTOH	PUTNAM ETF TRUST FRANK OHIO ETF
FTPA	PUTNAM ETF TRUST FRANK PA MUN ETF
FTQI	FIRST TR EXCHANGE TRADED FD VI NASDAQ BUYWRITE
FTRA=	FUTURECORP SPACE ACQUISITION 1 UNIT
FTRB	FEDERATED HERMES ETF TRUST TOTA RETU BD ETF
FTRE	FORTREA HLDGS INC COMMON STOCK
FTRI	FIRST TR EXCHANGE-TRADED FD II INDXX NAT RE ETF
FTRK	FAST TRACK GROUP ORD SHS
FTS	FORTIS INC COM
FTSD	FRANKLIN ETF TR SHRT DUR US GOVT
FTSL	FIRST TR EXCHANGE-TRADED FD IV SENIOR LN FD

FTSM	FIRST TR EXCHANGE-TRADED FD IV FIRST TR ENH NEW
FTV	FORTIVE CORP COM
FTW	PRESIDIO PRODTN CO CL A COM
FTW+	PRESIDIO PRODTN CO WT EXP 030431
FTWO	EA SERIES TRUST STRIVE NATURAL
FTXG	FIRST TR EXCHANGE TRADED FD VI NASDQ FOD BVRG
FTXH	FIRST TR EXCHANGE TRADED FD VI NASDQ PHRMTCLS
FTXL	FIRST TR EXCHANGE TRADED FD VI NASDQ SEMCNDTR
FTXN	FIRST TR EXCHANGE TRADED FD VI NASDQ OIL GAS
FTXO	FIRST TR EXCHANGE TRADED FD VI NASDAQ BK ETF
FTXR	FIRST TR EXCHANGE TRADED FD VI NASDAQ TRANSN
FUBO	FUBOTV INC COM NEW CL A
FUFU	BITFUFU INC CL A ORD SHS
FUFUW	BITFUFU INC WT EXP 030129
FUL	FULLER H B CO COM
FULC	FULCRUM THERAPEUTICS INC COM
FULT	FULTON FINL CORP PA COM
FULTP	FULTON FINL CORP PA DEP PER PFD SR A
FUMB	FIRST TR EXCH TRADED FD III ULTRA SHT DUR MU
FUN	SIX FLAGS ENTERTAINMENT CORP COM
FUNC	FIRST UTD CORP COM
FUND	SPROTT FOCUS TR INC COM
FURY	FURY GOLD MINES LIMITED COM
FUSB	FIRST US BANCSHARES INC COM
FUSE	FUSEMACHINES INC COM SHS
FUSEW	FUSEMACHINES INC WT EXP 102230
FUSI	AMERICAN CENTY ETF TR MULT FL INCO ETF
FUTG	THEMES ETF TR LEVERAGE SHS 2X
FUTU	FUTU HLDGS LTD SPON ADS CL A
FUTY	FIDELITY COVINGTON TRUST MSCI UTILS INDEX
FV	FIRST TR EXCHANGE TRADED FD VI DORSEY WRT 5 ETF
FVAL	FIDELITY COVINGTON TRUST VLU FACTOR ETF
FVAV	FORTRESS VALUE ACQU CORP V ORD SHS CL A
FVC	FIRST TR EXCHANGE TRADED FD VI DORSEY WRIGHT

FVCB	FVCBANKCORP INC COM
FVD	FIRST TR EXCHANGE-TRADED FD SHS
FVN	FUTURE VISION II ACQUISITION SHS
FVNNR	FUTURE VISION II ACQUISITION RT EXP 062929
FVNNU	FUTURE VISION II ACQUISITION UNIT EXP 062029
FVR	FRONTVIEW REIT INC COM
FVRR	FIVERR INTL LTD ORD SHS
FWD	AB ACTIVE ETFS INC DISRUPTORS ETF
FWDI	FORWARD INDUSTRIES INC COM NEW
FWONA	LIBERTY MEDIA CORP DEL COM LBTY ONE S A
FWONK	LIBERTY MEDIA CORP DEL COM LBTY ONE S C
FWRD	FORWARD AIR CORP COM
FWRG	FIRST WATCH RESTAURANT GROUP I COM
FXA	INVESCO CURRENCYSHARES AUSTRAL AUSTRALIAN DOL
FXACU	FORTUNEX ACQUISITION CORP
FXB	INVESCO CURRENCYSHARES BRIT PO BRIT POUN STRL
FXC	INVESCO CURRENCYSHARES CDN DLR CDN DLR SHS
FXD	FIRST TR EXCHANGE-TRADED FD II CONSUMR DISCRE
FXE	INVESCO CURRENCYSHARES EURO TR EURO SHS
FXED	TIDAL TRUST I SOUND ENHANCED
FXF	INVESCO CURRENCYSHARES SWISS F SWISS FRANC
FXG	FIRST TR EXCHANGE-TRADED FD II CONSUMR STAPLE
FXH	FIRST TR EXCHANGE-TRADED FD II HLTH CARE ALPH
FXI	ISHARES TR CHINA LG-CAP ETF
FXL	FIRST TR EXCHANGE-TRADED FD II TECH ALPHADEX
FXN	FIRST TR EXCHANGE-TRADED FD II ENERGY ALPHADX
FXNC	FIRST NATL CORP VA COM
FXO	FIRST TR EXCHANGE-TRADED FD II FINLS ALPHADEX
FXP	PROSHARES TR ULTSHT FT CH 50
FXR	FIRST TR EXCHANGE-TRADED FD II INDLS PROD DUR
FXU	FIRST TR EXCHANGE-TRADED FD II UTILITIES ALPH
FXY	INVESCO CURRENCYSHARES JAPANESE YEN
FXZ	FIRST TR EXCHANGE-TRADED FD II MATERIALS ALPH
FYC	FIRST TR EXCHANGE-TRADED ALPHA SML CP GRW ALP

FYEE	Fidelity Yield Enhanced Equity ETF
FYLD	Cambria Foreign Shareholder Yield ETF
FYT	FIRST TR EXCHANGE-TRADED ALPHA SML CAP VAL ALPH
FYX	FIRST TR EXCHANGE-TRADED ALPHA COM SHS
G	GENPACT LIMITED SHS
GAA	Cambria Global Asset Allocation ETF
GAB	GABELLI EQUITY TR INC COM
GABC	GERMAN AMERN BANCORP INC COM
GABF	GABELLI ETFS TRUST FINL SVCS OPPTYS
GAB-G	GABELLI EQUITY TR INC CUM PFD STP G
GAB-H	GABELLI EQUITY TR INC PFD SER H 5.00%
GAB-K	GABELLI EQUITY TR INC 5% CUM PFD SR K
GAEM	SIMPLIFY EXCHANGE TRADED FUNDS GAMMA EMERGING
GAIA	GAIA INC NEW CL A
GAID	GUINNESS ATKINSON FDS INTL DIVID ETF
GAIN	GLADSTONE INVT CORP COM
GAING	GLADSTONE INVT CORP NT 31
GAINI	GLADSTONE INVT CORP CAL NT 30
GAINZ	GLADSTONE INVT CORP CAL NT 28
GAL	SSGA ACTIVE ETF TR ST STR GLOBA ETF
GALT	GALECTIN THERAPEUTICS INC COM NEW
GAM	GENERAL AMERN INVS CO INC COM
GAMB	GAMBLING COM GROUP LIMITED ORDINARY SHARES
GAM-B	GENERAL AMERN INVS CO INC PFD B 5.95%
GAME	GAMESQUARE HLDGS INC COM
GAMR	AMPLIFY ETF TR VIDEO GAME LEADE
GANX	GAIN THERAPEUTICS INC COM
GAP	GAP INC COM
GAPR	FT Vest U.S. Equity Moderate Buffer ETF - April
GARA	GUINNESS ATKINSON FDS REAL ASSETS INCO
GARP	iShares MSCI USA Quality GARP ETF
GARY	ADVISORS INNER CIRCLE FD II MANGO GROWTH ETF
GASS	STEALTHGAS INC SHS
GASZ	Corgi Natural Gas Power & Turbines ETF

GATX	GATX CORP COM
GAU	GALIANO GOLD INC COM
GAUD	GUINNESS ATKINSON FDS US DIVID ETF
GAUG	FT Vest U.S. Equity Moderate Buffer ETF - August
GAUZ	GAUZY LTD SHS
GAVA	GRAYSCALE AVALANCHE STAKING COM UN FR UN BE
GBAB	GUGGENHEIM TAXABLE MUNICP BOND COM
GBCI	GLACIER BANCORP INC NEW COM
GBDC	GOLUB CAP BDC INC COM
GBF	ISHARES TR GOV/CRED BD ETF
GBFH	GBANK FINL HLDGS INC COM
GBHI	GABELLI ETFS TRUST HIGH INCOME ETF
GBIL	GOLDMAN SACHS ETF TR ACCES TREASURY
GBLI	GLOBAL INDEMNITY GROUP LLC COM CL A
GBND	GOLDMAN SACHS ETF TR CORE BOND ETF
GBR	NEW CONCEPT ENERGY INC COM
GBTC	GRAYSCALE BITCOIN TRUST ETF SHS REP COM UT
GBTG	GLOBAL BUSINESS TRAVEL GROUP COM CL A
GBUG	SPROTT FDS TR ACTI GOL SIL ETF
GBX	GREENBRIER COS INC COM
GCAD	GABELLI ETFS TRUST COML AER DEF ETF
GCAL	GOLDMAN SACHS ETF TR DYNA CAL MUN ETF
GCBC	GREENE CNTY BANCORP INC COM
GCC	WISDOMTREE TR ENHNCD CMMDTY ST
GCDT	GREEN CIRCLE DECARBONIZE TECHN ORD SHS
GCGRU	GENERAL CATALYST GBL RESIL MRG UNIT EXP 041331
GCL	GCL GLOBAL HLDGS LTD SHS
GCLWW	GCL GLOBAL HLDGS LTD WT EXP 021330
GCMG	GCM GROSVENOR INC COM CL A
GCO	GENESCO INC COM
GCOR	GOLDMAN SACHS ETF TR ACCESS US AGRAT
GCOW	Pacer Global Cash Cows Dividend ETF
GCSH	GUGGENHEIM FDS TR ULTRA SHORT INCO
GCT	GIGACLOUD TECHNOLOGY INC CLASS A ORD

GCTK	GLUCOTRACK INC COM NEW
GCTS	GCT SEMICONDUCTOR HLDG INC COMMON STOCK
GCTS+	GCT SEMICONDUCTOR HLDG INC WT EXP 030129
GCV	GABELLI CONV & INC SECS FD INC COM
GD	GENERAL DYNAMICS CORP COM
GDC	GD CULTURE GROUP LTD COM NEW
GDDY	GODADDY INC CL A
GDE	WisdomTree Efficient Gold Plus Equity Strategy Fund
GDEC	FT Vest U.S. Equity Moderate Buffer ETF - December
GDEV	GDEV INC ORD SHS NEW
GDEVW	GDEV INC WT EXP
GDHG	GOLDEN HEAVEN GROUP HLDGS LTD SHS NEW CL A
GDIV	HARBOR ETF TRUST DIVIDEND GTH LEA
GDL	GDL FD COM SH BEN IT
GDLC	GRAYSCALE COINDESK CRYPTO USD SHS
GDMA	Gadsden Dynamic Multi-Asset ETF
GDMN	WisdomTree Efficient Gold Plus Gold Miners Strategy Fund
GDO	WSTRN AST GLBL CORP OPP FD INC COM
GDOC	GOLDMAN SACHS ETF TR FUTURE HEALTH
GDOG	GRAYSCALE DOGECOIN TR ETF SHS
GDOT	GREEN DOT CORP CL A
GDRX	GOODRX HLDGS INC COM CL A
GDS	GDS HLDGS LTD SPONSORED ADS
GDT	WisdomTree Efficient TIPS Plus Gold Fund
GDTC	CYTOMED THERAPEUTICS LIMITED SHS
GDV	GABELLI DIVID & INCOME TR COM
GDV-H	GABELLI DIVID & INCOME TR 5.375 SR H CUM P
GDV-K	GABELLI DIVID & INCOME TR 4.25% SER K PFD
GDX	VANECK ETF TRUST GOLD MINERS ETF
GDXD	BANK MONTREAL MEDIUM MICR GOLD MIN 3X
GDXJ	VANECK ETF TRUST JUNIOR GOLD MINE
GDXU	BANK MONTREAL MEDIUM MICROSCTR 3X LEV
GDXW	Roundhill Gold Miners WeeklyPay ETF
GDXY	TIDAL TRUST II YIE GOL MIN ETF

GDYN	GRID DYNAMICS HLDGS INC CL A
GE	GE AEROSPACE COM NEW
GECC	GREAT ELM CAP CORP COM NEW
GECCG	GREAT ELM CAP CORP CAL 30
GECCH	GREAT ELM CAP CORP CAL NT 29
GECCI	GREAT ELM CAP CORP NT 29
GEF	GREIF INC CL A
GEF.B	GREIF INC CL B
GEG	GREAT ELM GROUP INC COM NEW
GEGGL	GREAT ELM GROUP INC NT CALL 27
GEHC	GE HEALTHCARE TECHNOLOGIES INC COMMON STOCK
GEL	GENESIS ENERGY L P UNIT LTD PARTN
GELS	GELTEQ LIMITED SHS
GEM	GOLDMAN SACHS ETF TR ACTIVEBETA EME
GEMD	Goldman Sachs Access Emerging Markets USD Bond ETF
GEME	2023 ETF SERIES TRUST PAC NO GL EM ETF
GEMG	THEMES ETF TR LEVERAGE SHS 2X
GEMI	GEMINI SPACE STA INC CL A COM
GEN	GEN DIGITAL INC COM
GENB	GENERATE BIOMEDICINES INC COM SHS
GENC	GENCOR INDS INC COM
GEND	SPINNAKER ETF SERIES GENTER CAP DIV
GENI	GENIUS SPORTS LIMITED SHARES CL A
GENK	GEN RESTAURENT GROUP CL A COM
GENM	SPINNAKER ETF SERIES GENTER CAP MUNIC
GENT	SPINNAKER ETF SERIES GENTER CAP TAXAB
GENVR	GEN DIGITAL INC CVR
GENW	SPINNAKER ETF SERIES GENTER CAP INTL
GENZ	VANECK ETF TRUST DIGITAL NATIVE
GEO	GEO GROUP INC COM
GEOA	WISDOMTREE TR GEOALPHA OPPO
GEOS	GEOSPACE TECHNOLOGIES CORP COM
GEQ	EA SERIES TRUST CAMBRIA GLOBAL E
GERN	GERON CORP COM

GETY	GETTY IMAGES HOLDINGS INC CL A COM
GEV	GE VERNOVA INC COM
GEVG	THEMES ETF TR LEVERAGE SHS
GEVO	GEVO INC COM PAR
GEVX	Tradr 2X Long GEV Daily ETF
GEW	EA SERIES TRUST CAMBRIA GLOBAL
GF	NEW GERMANY FD INC COM
GFAI	GUARDFORCE AI CO LTD SHS NEW
GFAIW	GUARDFORCE AI CO LTD WT EXP 100126
GFEB	FT Vest U.S. Equity Moderate Buffer ETF - February
GFF	GRIFFON CORP COM
GFGF	EA SERIES TRUST GURU FAV STOCKS
GFI	GOLD FIELDS LTD SPONSORED ADR
GFL	GFL ENVIRONMENTAL INC SUB VTG SHS
GFLW	VICTORY PORTFOLIOS II VICT FR GROW ETF
GFR	GREENFIRE RES LTD NEW COM SHS
GFR^	GREENFIRE RES LTD NEW RT EXP 121625
GFS	GLOBALFOUNDRIES INC ORDINARY SHARES
GGAL	GRUPO FINANCIERO GALICIA S.A. SPONSORED ADR
GGB	GERDAU SA SPON ADR REP PFD
GGG	GRACO INC COM
GGLL	DIREXION SHARES ETF TRUST DLY GOOGL BUL 2X
GGLS	DIREXION SHARES ETF TRUST DLY GOOGL BR 1X
GGM	NORTHERN LTS FD TR II GGM MAC ALI ETF
GGME	INVESCO EXCHANGE TRADED FD TR NEXT GEN MEDIA
GGN	GAMCO GLOBAL GOLD NAT RES & COM SH BEN INT
GGN-B	GAMCO GLOBAL GOLD NAT RES & PFD SER B 5.00%
GGOV	BLACKROCK ETF TRUST II ISHA GLO USD ETF
GGR	GOGORO INC ORDINARY SHARES
GGROW	GOGORO INC WT EXP 040427
GGRP	GLIMPSE GROUP INC COM
GGRW	GABELLI ETFS TRUST GROWTH INNOVATOR
GGT	GABELLI MULTIMEDIA TR INC COM
GGT-E	GABELLI MULTIMEDIA TR INC 5.125% PFD SER E

GGT-G	GABELLI MULTIMEDIA TR INC 5.125% SER G PFD
GGTL	GABELLI ETFS TRUST GLOBAL TECHNOLOG
GGUS	GOLDMAN SACHS ETF TR MAR 1000 GRO ETF
GGZ	GABELLI GLOBAL SMALL & MID CAP COM
GH	GUARDANT HEALTH INC COM
GHC	GRAHAM HLDGS CO COM CL B
GHG	GREENTREE HOSPITALITY GROUP SPONSORED ADS
GHI	GREYSTONE HOUSING IMPACT INVES BEN UNIT CTF
GHM	GRAHAM CORP COM
GHRS	GH RESEARCH PLC ORDINARY SHARES
GHTA	Goose Hollow Tactical Allocation ETF
GHY	PGIM GLOBAL HIGH YIELD FD FORM COM
GHYB	GOLDMAN SACHS ETF TR ACCESS HIG YLD
GHYG	iShares US & Intl High Yield Corp Bond ETF
GIAX	TIDAL TRUST II NICHOLAS GLOBAL
GIB	CGI INC CL A SUB VTG
GIBO	GIBO HOLDINGS LTD. SHS NEW CL A
GIBOW	GIBO HOLDINGS LTD. WT EXP 050830
GIC	GLOBAL INDUSTRIAL COMPANY COM
GIEQ	GOLDMAN SACHS ETF TR DATA EN INTL ETF
GIFT	GIFTIFY INC COM
GIGB	GOLDMAN SACHS ETF TR ACCESS INVT GR
GIGL	GOLDMAN SACHS ETF TR CORPORATE BD ETF
GIGM	GIGAMEDIA LTD SHS NEW
GII	SPDR INDEX SHS FDS ST STR INFRA ETF
GIII	G III APPAREL GROUP LTD COM
GIL	GILDAN ACTIVEWEAR INC COM
GILD	GILEAD SCIENCES INC COM
GILT	GILAT SATELLITE NETWORKS LTD SHS NEW
GIND	GOLDMAN SACHS ETF TR INDIA EQUITY ETF
GINN	GOLDMAN SACHS ETF TR INNOVAT EQ ETF
GINX	RBB FD INC SGI ENHANCED GLB
GIPR	GENERATION INCOME PPTYS INC COM NEW
GIPRW	GENERATION INCOME PPTYS INC WT EXP

GIS	GENERAL MILLS INC COM
GISC	GUGGENHEIM FDS TR SECURITIZED INCO
GITS	GLOBAL INTERACTIVE TECHNOLOGIE COM NEW
GIW	GIGCAPITAL8 CORP ORD CL A
GIWWR	GIGCAPITAL8 CORP RT EXP 093030
GIWWU	GIGCAPITAL8 CORP UNIT EXP 093030
GIX	GIGCAPITAL9 CORP CL A
GIXXR	GIGCAPITAL9 CORP RT EXP 120130
GIXXU	GIGCAPITAL9 CORP UNIT EXP 120130
GJAN	FT Vest U.S. Equity Moderate Buffer ETF - January
GJH	STRATS TR UTD STS CELLULAR COR STRATS 6.375
GJO	STRATS TR FOR WAL-MART STORES STRT CTF 05-4
GJP	STRATS TR FOR DOMINION RES INC STRT CTF 05-6
GJR	STRATS TR FOR PROCTR&GAMBL SEC CTF 2006-1
GJS	STRATS TR GOLDMAN SACHS GROUP STRATS CTF 33
GJT	STRATS TR ALLSTATE CORP 06-3 ASSET BKD
GJUL	FT Vest U.S. Equity Moderate Buffer ETF - July
GJUN	FT Vest U.S. Equity Moderate Buffer ETF - June
GK	ADVISORSHARES TR GERBER KAWASAKI
GKAT	ADVISORS SER TR SCHARF GLOBAL
GKOS	GLAUKOS CORP COM
GL	GLOBE LIFE INC COM
GLAD	GLADSTONE CAP CORP COM NEW
GLAM	Corgi Beauty, Skincare & Aesthetics ETF
GLBE	GLOBAL E ONLINE LTD SHS
GLBL	Pacer MSCI World Industry Advantage ETF
GLBS	GLOBUS MARITIME LIMITED NEW COM NEW
GLCR	LISTED FDS TR GLACIERSHARES
GLD	SPDR GOLD TR GOLD SHS
GL-D	GLOBE LIFE INC JR SUB DEB 61
GLDB	ETF OPPORTUNITIES TRUST IDX ALTERNATIVE
GLDG	GOLDMINING INC COM
GLDI	CREDIT SUISSE NASSAU BRANC ENTRACS GOLD SHS
GLDM	WORLD GOLD TR SPDR GLD MINIS

GLDN	TIDAL TRUST II NICH GOLD IN ETF
GLDW	Roundhill Gold WeeklyPay ETF
GLDY	TIDAL TRUST II DEFIANCE GOLD
GLE	GLOBAL ENGINE GROUP HOLDING LT SHS CL A
GLED	GALAXYEDGE ACQUISITION CORP ORD SHS
GLED^	GALAXYEDGE ACQUISITION CORP RT EXP
GLED=	GALAXYEDGE ACQUISITION CORP UNIT
GLGG	THEMES ETF TR LEVERAGE SHS 2X
GLIBA	LIBERTY CAP CORP SER A GCI GROUP
GLIBK	LIBERTY CAP CORP SER C GCI GROUP
GLIN	VANECK ETF TRUST INDIA GROWTH LDR
GLIX	LAZARD ACTIVE ETF TR LISTE INFRA ETF
GLL	PROSHARES TR II ULTRASHORT GOLD
GLMD	GALMED PHARMACEUTICALS LTD SHS
GLND	GREENLAND ENERGY CO SHS
GLNDW	GREENLAND ENERGY CO WT EXP 042131
GLNG	GOLAR LNG LTD SHS
GLNK	GRAYSCALE CHAINLINK TR ETF SHS
GLO	CLOUGH GLOBAL OPPORTUNITIES FD SH BEN INT
GLOB	GLOBANT S A COM
GLOF	ISHARES TR GLOBAL EQUITY
GLOO	GLOO HOLDINGS INC CL A
GLOP-A	GASLOG PARTNERS LP PFD UNIT SER A
GLOP-B	GASLOG PARTNERS LP 8.20% PFD UNIT B
GLOP-C	GASLOG PARTNERS LP 8.5 CUM PFD UT C
GLOW	VICTORY PORTFOLIOS II VICT WE EQUI ETF
GLP	GLOBAL PARTNERS LP COM UNITS
GLP-B	GLOBAL PARTNERS LP 9.50 RED PFD B
GLPI	GAMING & LEISURE P COM
GLQ	CLOUGH GLOBAL EQUITY FD COM
GLRE	GREENLIGHT CAP RE LTD CLASS A
GLRY	NORTHERN LTS FD TR IV INSPI GROWT ETF
GLSI	GREENWICH LIFESCIENCES INC COM
GLTR	ABRDN PRECIOUS METALS BASKET E PHYSCL PRECS MET

GLU	GABELLI GLOBAL UTIL & INCOME COM SH BEN INT
GLU-A	GABELLI GLOBAL UTIL & INCOME 6% PFD STP SR A
GLU-B	GABELLI GLOBAL UTIL & INCOME 7% CUM SER B
GLUE	MONTE ROSA THERAPEUTICS INC COM
GLV	CLOUGH GLOBAL DIVID & INCOME F COM
GLW	CORNING INC COM
GLWG	THEMES ETF TR LEVERAGE SHS 2X
GLXG	GALAXY PAYROLL GROUP LTD SHS CL A
GLXU	T-REX 2X Long GLXY Daily Target ETF
GLXY	GALAXY DIGITAL INC. CL A
GM	GENERAL MTRS CO COM
GMAB	GENMAB A/S SPONSORED ADS
GMAR	FT Vest U.S. Equity Moderate Buffer ETF - March
GMAY	FT Vest U.S. Equity Moderate Buffer ETF - May
GME	GAMESTOP CORP CL A
GME+	GAMESTOP CORP NEW WT EXP 103026
GMED	GLOBUS MED INC CL A
GMEU	T-REX 2X Long GME Daily Target ETF
GMEX	GMEX ROBOTICS CORP CL A ORD SHS
GMEY	TIDAL TRUST II YIEL GME OPT ETF
GMF	SPDR INDEX SHS FDS STATE STREET SPD
GMHS	GAMEHAUS HOLDINGS INC ORD SHS CL A
GMM	GLOBAL MOFY AI LIMITED CLASS A ORD SHS
GMMA	TIDAL TRUST III GAMMAROAD MKT
GMMF	BLACKROCK ETF TRUST ISHARES GOVT MON
GMNY	GOLDMAN SACHS ETF TR DYNAMIC NY MUNI
GMOC	GMO ETF TRUST ULTR SHOR IN ETF
GMOD	GMO ETF TRUST DYNAM ALLOC ETF
GMOI	GMO ETF TRUST GMO INTL VALUE
GMOM	Cambria Global Momentum ETF
GMOV	GMO ETF TRUST GMO US VALUE
GMRQX	GMO TRUST MULTI-ASST CL R6
GMRS	GMR SOLUTIONS INC COM CL A
GMTL	GUARDIAN METAL RES PLC SPONSORED ADS

GMUB	GOLDMAN SACHS ETF TR MUNI INCOME ETF
GNE	GENIE ENERGY LTD CL B
GNK	GENCO SHIPPING & TRADING LTD SHS
GNL	GLOBAL NET LEASE INC COM NEW
GNL-A	GLOBAL NET LEASE INC 7.25% CUM PFD A
GNL-B	GLOBAL NET LEASE INC 6.875% CUM PFD B
GNL-D	GLOBAL NET LEASE INC 7.50% CUM PFD D
GNL-E	GLOBAL NET LEASE INC 7.375% CUM PFD E
GNLN	GREENLANE HLDGS INC CL A NEW 2026
GNLX	GENELUX CORPORATION COM
GNMA	ISHARES TR GNMA BOND ETF
GNMX	Corgi Genomics & Precision Medicine ETF
GNOM	GLOBAL X FDS GENOMICS AND BIO
GNOV	FT Vest U.S. Equity Moderate Buffer ETF - November
GNPX	GENPREX INC COM NEW
GNR	SPDR INDEX SHS FDS ST STR NAT ETF
GNRC	GENERAC HLDGS INC COM
GNS	GENIUS GROUP LTD SHS NEW
GNSS	GENASYS INC COM
GNT	GAMCO NAT RES GOLD & INCOME TR SH BEN INT
GNTA	GENENTA SCIENCE S P A SPONSORED ADS
GNT-A	GAMCO NAT RES GOLD & INCOME TR 5.20% PFD SER A
GNTX	GENTEX CORP COM
GNW	GENWORTH FINL INC COM SHS
GO	GROCERY OUTLET HLDG CORP COM
GOAI	EVA LIVE INC COM NEW
GOAU	ETF SER SOLUTIONS US GBL GLD PRE
GOCO	GOHEALTH INC CL A NEW
GOCT	FT Vest U.S. Equity Moderate Buffer ETF - October
GOEX	GLOBAL X FDS GLOBAL X GOLD EX
GOF	GUGGENHEIM STRATEGIC OPPORTUN COM SBI
GOGO	GOGO INC COM
GOLD	GOLD COM INC COM
GOLF	ACUSHNET HLDGS CORP COM

GOLS	GABELLI ETFS TRUST OPPORTUNITIES IN
GOLY	Strategy Shares Gold Enhanced Yield ETF
GOOD	GLADSTONE COMMERCIAL CORP COM
GOODN	GLADSTONE COMMERCIAL CORP 6.625 SR E PFD
GOODO	GLADSTONE COMMERCIAL CORP 6% CUM PFD G
GOOG	ALPHABET INC CAP STK CL C
GOOGL	ALPHABET INC CAP STK CL A
GOOGM	ALPHABET INC DEP SHS RP1/20 A
GOOGN	ALPHABET INC DEP SHS RP1/20 B
GOOP	Kurv Yield Premium Strategy Google (GOOGL) ETF
GOOS	CANADA GOOSE HLDGS INC SHS SUB VTG
GOOW	Roundhill GOOGL WeeklyPay ETF
GOOX	T-Rex 2X Long Alphabet Daily Target ETF
GOOY	TIDAL TRUST II YIELDMAX GOOGL
GOP	Tidal Trust I
GORO	GOLD RESOURCE CORP COM
GOSS	GOSSAMER BIO INC COM
GOTU	GAOTU TECHEDU INC SPONSORED ADS
GOU	GRANITESHARES ETF TR 2X LONG GOOGL
GOVI	INVESCO EXCHANGE-TRADED FD TR EQUAL WEGT 0-30
GOVM	iShares 1-10 Year Treasury Bond ETF
GOVT	iShares U.S. Treasury Bond ETF
GOVX	GEOVAX LABS INC COM NEW 2025
GOVZ	iShares 25+ Year Treasury STRIPS Bond ETF
GP	GREENPOWER MTR CO INC COM
GPAC	GENERAL PURP ACQUISITION CORP USD CL A ORD SHS
GPACU	GENERAL PURP ACQUISITION CORP UNIT EXP 120330
GPACW	GENERAL PURP ACQUISITION CORP WT EXP 120330
GPAT	GP-ACT III ACQUISITION CORP CL A
GPATU	GP-ACT III ACQUISITION CORP UNIT
GPATW	GP-ACT III ACQUISITION CORP WT EXP 051329
GPC	GENUINE PARTS CO COM
GPCR	STRUCTURE THERAPEUTICS INC SPONSORED ADS
GPGI	GPGI INC COM CL A

GPI	GROUP 1 AUTOMOTIVE INC COM
GPIQ	GOLDMAN SACHS ETF TR NASDA 100 ETF
GPIX	GOLDMAN SACHS ETF TR S&P 500 PREMIUM
GPJA	GEORGIA PWR CO 5% JR SUB NT 77
GPK	GRAPHIC PACKAGING HLDG CO COM
GPMT	GRANITE PT MTG TR INC COM STK
GPMT-A	GRANITE PT MTG TR INC 7% FLTG PFD SR A
GPN	GLOBAL PMTS INC COM
GPOR	GULFPORT ENERGY CORP COMMON SHARES
GPRE	GREEN PLAINS INC COM
GPRF	GOLDMAN SACHS ETF TR ACCE U S PFD ETF
GPRK	GEOPARK LTD USD SHS
GPRO	GOPRO INC CL A
GPT	EA SERIES TRUST INTELLIGENT ALPH
GPTY	TIDAL TRUST II YIELDMAX AI & T
GPUS	HYPERSCALE DATA INC COM SHS
GPUS-D	HYPERSCALE DATA INC 13% CUM RED PFD
GPZ	VANECK ETF TRUST ALTE ASSE MA ETF
GQGU	ADVISORS INNER CIRCLE FD III GQG US EQUIT ETF
GQI	NATIXIS ETF TR GATEWAY QUALITY
GQQQ	EA SERIES TRUST ASTO US GROW ETF
GQRE	FLEXSHARES TR GLB QLT R/E IDX
GRAB	GRAB HOLDINGS LIMITED CLASS A ORD
GRABW	GRAB HOLDINGS LIMITED WT EXP
GRAF	GRAF GLOBAL CORP ORD SHS CL A
GRAF+	GRAF GLOBAL CORP WT EXP 053132
GRAF=	GRAF GLOBAL CORP UNIT EXP 053132
GRAG	THEMES ETF TR LEVERAGE SHS 2X
GRAL	GRAIL INC COM
GRAN	GRANDE GROUP LTD USD CL A ORD SHS
GRBK	GREEN BRICK PARTNERS INC COM
GRBK-A	GREEN BRICK PARTNERS INC 5.75% DEP PFD A
GRC	GORMAN RUPP CO COM
GRCE	GRACE THERAPEUTICS INC COM

GRDN	GUARDIAN PHARMACY SVCS INC CL A
GRDX	GRIDAI TECHNOLOGIES CORP COM NEW
GREE	GREENIDGE GENERATION HLDGS INC CLASS A COM
GREEL	GREENIDGE GENERATION HLDGS INC CAL NT 26
GREK	GLOBAL X FDS MSCI GREECE ETF
GRF	EAGLE CAP GROWTH FD INC COM
GRFS	GRIFOLS S A SP ADR REP B NVT
GRI	GRI BIO INC COM SHS
GRID	FIRST TR EXCHANGE-TRADED FD II NASDQ CLN EDGE
GRIN	VICTORY PORTFOLIOS II SHARES INTERNATN
GRML	GREENLAND MINES LTD COM
GRMLW	GREENLAND MINES LTD WT EXP 062129
GRMN	GARMIN LTD SHS
GRN	BARCLAYS BANK PLC IPATH SER B ETN
GRNB	VANECK ETF TRUST GREEN BOND ETF
GRND	GRINDR INC COM
GRNI	TIDAL TRUST III FUND GR LARG ETF
GRNJ	TIDAL TRUST III FUND GRA MID ETF
GRNQ	GREENPRO CAP CORP COM NEW
GRNT	GRANITE RIDGE RESOURCES INC COM
GRNY	TIDAL TRUST I FUND GRAN US ETF
GRO	BRAZIL POTASH CORP COMMON SHARES
GROV	GROVE COLLABORATIVE HOLD INC COM CL A
GROW	U S GLOBAL INVS INC CL A
GROY	GOLD ROYALTY CORP COMMON SHARES
GROY+	GOLD ROYALTY CORP WT EXP 053127
GROZ	Zacks Focus Growth ETF
GRPM	INVESCO EXCHANGE TRADED FD TR S&P MIDCAP 400
GRPN	GROUPON INC COM NEW
GRPZ	INVESCO EXCHANGE-TRADED FD TR S&P SMALCP 600 R
GRRR	GORILLA TECHNOLOGY GROUP INC SHS NEW
GRRRW	GORILLA TECHNOLOGY GROUP INC WT EXP
GRVY	GRAVITY CO LTD SPONSORED ADS NE
GRW	TCW ETF TRUST DURABLE GROWTH

GRWG	GROWGENERATION CORP COM
GRX	GABELLI HEALTHCARE & WELLNESS SHS
GS	GOLDMAN SACHS GROUP INC COM
GS-A	GOLDMAN SACHS GROUP INC PFD A 1/1000
GSAT	GLOBALSTAR INC COM NEW
GSBC	GREAT SOUTHN BANCORP INC COM
GSBD	GOLDMAN SACHS BDC INC SHS
GSC	GOLDMAN SACHS ETF TR SMAL CAP EQU ETF
GS-C	GOLDMAN SACHS GROUP INC PFD 1/1000 C
GS-D	GOLDMAN SACHS GROUP INC SHS D 1/1000
GSEE	Goldman Sachs MarketBeta Emerging Markets Equity ETF
GSEP	FT Vest U.S. Equity Moderate Buffer ETF - September
GSEU	GOLDMAN SACHS ETF TR ACTIVEBETA EUR
GSEW	Goldman Sachs Equal Weight U.S. Large Cap Equity ETF
GSG	ISHARES S&P GSCI COMMODITY- IN UNIT BEN INT
GSGO	GOLDMAN SACHS ETF TR GROWT OPPOR ETF
GSHD	GOOSEHEAD INS INC COM CL A
GSHR	GESHER ACQUISITION CORP. II USD CL A ORD SHS
GSHRU	GESHER ACQUISITION CORP. II UNITS EXP 031130
GSHRW	GESHER ACQUISITION CORP. II WT EXP 103131
GSIB	THEMES ETF TR GLOB SYS BKS ETF
GSID	Goldman Sachs MarketBeta International Equity ETF
GSIE	GOLDMAN SACHS ETF TR ACTIVEBETA INT
GSIT	GSI TECHNOLOGY INC COM
GSIW	GARDEN STAGE LIMITED ORD SHS CL A
GSJY	GOLDMAN SACHS ETF TR ACTIVEBETA JAP
GSK	GSK PLC SPONSORED ADR
GSKH	PRECIDIAN ETFS TR GSK PLC ADRHEDGE
GSL	GLOBAL SHIP LEASE INC COM CL A
GSL-B	GLOBAL SHIP LEASE INC DEP SH SER-B
GSLC	GOLDMAN SACHS ETF TR ACTIVEBETA US LG
GSM	FERROGLOBE PLC SHS
GSOL	GRAYSCALE SOLANA STAKING ETF SHS
GSPY	TIDAL TRUST I GOTHAM ENHNCD

GSRF	GSR IV ACQUISITION CORP CL A SHS
GSRFR	GSR IV ACQUISITION CORP RIGHT EXP 082230
GSRFU	GSR IV ACQUISITION CORP UNIT EXP 082230
GSRVU	GSR V ACQUISITION CORP UNIT EXP 051231
GSSC	GOLDMAN SACHS ETF TR ACTIVEBETA US
GSST	Goldman Sachs Ultra Short Bond ETF
GSUI	GRAYSCALE SUI STAKING ETF COM SH BEN INT
GSUN	GOLDEN SUN TECHNOLOGY GROUP CLASS A ORD SHS
GSUS	Goldman Sachs MarketBeta U.S. Equity ETF
GSWO	Goldman Sachs ActiveBeta World Equity ETF
GSY	INVESCO ACTIVELY MANAGED EXCHA ULTRA SHRT DUR
GT	GOODYEAR TIRE & RUBR CO COM
GTBP	GT BIOPHARMA INC COM
GTE	GRAN TIERRA ENERGY INC COM
GTEC	GREENLAND TECHNOLOGIES HLDG ORD SHS CL A
GTEK	GOLDMAN SACHS ETF TR FUTURE TECH LEAD
GTEN	GORES HLDGS X INC SHS CL A
GTENU	GORES HLDGS X INC UNIT EXP 050230
GTENW	GORES HLDGS X INC WT EXP 050230
GTERA	GLOBA TERRA ACQUISITION COR CL A ORD SHS
GTERR	GLOBA TERRA ACQUISITION COR RT EXP 061730
GTERU	GLOBA TERRA ACQUISITION COR UNIT
GTERW	GLOBA TERRA ACQUISITION COR WT EXP 061730
GTES	GATES INDL CORP PLC ORD SHS
GTIM	GOOD TIMES RESTAURANTS INC COM NEW
GTIP	Goldman Sachs Access Inflation Protected USD Bond ETF
GTLB	GITLAB INC CLASS A COM
GTLS	CHART INDS INC COM
GTM	ZOOMINFO TECHNOLOGIES INC COMMON STOCK
GTN	GRAY MEDIA INC COM
GTN.A	GRAY MEDIA INC CL A
GTND	EA SERIES TRUST GOALTENDER ETF
GTO	INVESCO ACTIVELY MANAGED EXCHA TOTAL RETURN
GTOC	Invesco Core Fixed Income ETF

GTOH	Invesco Short Duration High Yield ETF
GTOP	GOLDMAN SACHS ETF TR TECHN OPPOR ETF
GTOQ	INVESCO ACTIVELY MANAGED EXCHA HIGH YIELD SYSTE
GTOS	Invesco Short Duration Total Return Bond ETF
GTPE	GOLDMAN SACHS ETF TR MSCI WORLD PRIV
GTR	WISDOMTREE TR TARGET RANGE FD
GTX	GARRETT MOTION INC COM
GTY	GETTY RLTY CORP NEW COM
GUACU	BERTO ACQUISITION CORP II UNIT EXP 030631
GUG	GUGGENHEIM ACTIVE ALLOC FD COMMON STOCK
GUMI	GOLDMAN SACHS ETF TR ULT SHO MUN ETF
GUNR	FLEXSHARES TR MORNSTAR UPSTR
GURE	GULF RES INC COM
GURU	GLOBAL X FDS GLB X GURU INDEX
GUSA	GOLDMAN SACHS ETF TRUST II MARKETBETA US EQ
GUSE	GOLDMAN SACHS ETF TR ENHANCED US EQTY
GUSH	DIREXION SHARES ETF TRUST DAILY S&P OIL &
GUT	GABELLI UTIL TR COM
GUT-C	GABELLI UTIL TR PFD CUM SER C
GUTS	FRACTYL HEALTH INC COM
GV	VISIONARY HOLDINGS INC COM NEW
GVA	GRANITE CONSTR INC COM
GVAL	Cambria Global Value ETF
GVH	GLOBAVEND HOLDINGS LIMITED SHS NEW
GVI	iShares Intermediate Government/Credit Bond ETF
GVIP	GOLDMAN SACHS ETF TR HEDGE IND ETF
GVLE	GOLDMAN SACHS ETF TR VALUE OPPOR ETF
GVLU	TIDAL TRUST I GOTHAM 1000 VALU
GVUS	GOLDMAN SACHS ETF TR MAR 1000 VAL ETF
GWAV	GREENWAVE TECHNOLOGY SOLUTIONS COM NEW
GWH	ESS TECH INC COM NEW
GWH+	ESS TECH INC WT EXP 091527
GWRE	GUIDEWIRE SOFTWARE INC COM
GWRS	GLOBAL WTR RES INC COM

GWW	WW GRAINGER INC COM
GWX	SPDR INDEX SHS FDS STATE STREET SPD
GXAI	GAXOS.AI INC COM
GXC	SPDR INDEX SHS FDS SP CHINA ETF
GXDW	GLOBAL X FDS DORSEY WRIGHT
GXIG	GLOBAL X FDS INVT GRAD CO ETF
GXLC	GLOBAL X FDS U.S. 500 ETF
GXO	GXO LOGISTICS INCORPORATED COMMON STOCK
GXPC	GLOBAL X FDS PURE MSC SVC ETF
GXPD	GLOBAL X FDS PURE MS DISC ETF
GXPE	GLOBAL X FDS PUR MSC ENE ETF
GXPS	GLOBAL X FDS PURE MS STAP ETF
GXPT	GLOBAL X FDS PURE MS TECH ETF
GXRP	GRAYSCALE XRP TR ETF SHS
GXUS	GOLDMAN SACHS ETF TRUST II MARKETBETA TOTAL
GYLD	ARROW ETF TR ARROW DJ GLB YLD
GYRE	GYRE THERAPEUTICS INC COM
GYRO	GYRODYNE LLC COM
H	HYATT HOTELS CORP COM CL A
HACK	AMPLIFY ETF TR AMPLIFY CYBERSEC
HACQ	HCM IV ACQUISITION CORP ORD USD CL A
HACQU	HCM IV ACQUISITION CORP UNIT EXP 012031
HACQW	HCM IV ACQUISITION CORP WT EXP 012031
HAE	HAEMONETICS CORP MASS COM
HAFC	HANMI FINL CORP COM NEW
HAFN	HAFNIA LTD SHS
HAIL	SPDR SERIES TRUST SP KENSHO SMART
HAIN	HAIN CELESTIAL GROUP INC COM
HAKY	AMPLIFY ETF TR HACK CYB COV ETF
HAL	HALLIBURTON CO COM
HALO	HALOZYME THERAPEUTICS INC COM
HALX	Tuttle Capital Heavy Assets Low Obsolescence ETF
HAO	HAOXI HEALTH TECHNOLOGY LTD ORD SHS CL A
HAP	VANECK ETF TRUST NATURAL RESOURC

HAPI	HARBOR ETF TRUST HUMAN CAP LARGE
HAPS	HARBOR ETF TRUST HUMAN CAP FACTOR
HARD	SIMPLIFY EXCHANGE TRADED FUNDS COMM ST NO K ETF
HAS	HASBRO INC COM
HASI	HA SUSTAINABLE INFRA CAP INC COM
HAUS	Tidal Trust I
HAUZ	DBX ETF TR XTRACK INTL REAL
HAVA	HARVARD AVE ACQUISITION CORP USD CL A ORD SHS
HAVAR	HARVARD AVE ACQUISITION CORP RT EXP
HAVAU	HARVARD AVE ACQUISITION CORP UNIT EXP 100330
HAWK	HAWKEYE 360 INC COM SHS
HAWX	ISHARES TR MSCI ACWI EXUS
HAYW	HAYWARD HLDGS INC COM
HBAN	HUNTINGTON BANCSHARES INC COM
HBANL	HUNTINGTON BANCSHARES INC 6.875% DEP PFD J
HBANM	HUNTINGTON BANCSHARES INC 5.7% DP SH PFD I
HBANP	HUNTINGTON BANCSHARES INC 4.500% DEP PFD H
HBANZ	HUNTINGTON BANCSHARES INC 5.5 DEP CUM SR L
HBB	HAMILTON BEACH BRANDS HLDG CO COM CL A
HBCP	HOMEBANCORP INC COM
HBDC	TIDAL TRUST II HILTON BDC CORP
HBIO	HARVARD BIOSCIENCE INC COM
HBM	HUDBAY MINERALS INC COM
HBMX	Tuttle Capital Concentrated Memory Stack ETF
HBNB	HOTEL101 GLOBAL HOLDINGS CORP SHS CL A
HBNC	HORIZON BANCORP IND COM
HBR	CANARY CAPITAL GROUP LLX CANARY HBAR ETF
HBRD	INVESCO EXCHANGE-TRADED FD TR US HYBRID BOND
HBT	HBT FINL INC. COM
HBTA	HORIZON FDS EXPEDITION PLUS
HBTC	Fortuna Hedged Bitcoin ETF
HCA	HCA HEALTHCARE INC COM
HCAC	HALL CHADWICK ACQUISITION CORP ORD SHS CL A
HCACR	HALL CHADWICK ACQUISITION CORP RT EXP 112030

HCACU	HALL CHADWICK ACQUISITION CORP UNIT EXP 112030
HCAI	HUACHEN AI PKG MGMT TECHNOLOGY CL A ORD SHS
HCAT	HEALTH CATALYST INC COM
HCC	WARRIOR MET COAL INC COM
HCHL	HAPPY CITY HLDGS LTD COM CL A
HCI	HCI GROUP INC COM
HCIC	HENNESSY CAP INVTS CORP VIII ORD CL A
HCICR	HENNESSY CAP INVTS CORP VIII RT EXP 020231
HCICU	HENNESSY CAP INVTS CORP VIII UNIT EXP 020231
HCKT	HACKETT GROUP INC COM
HCM	HUTCHMED CHINA LTD SPONSORED ADS
HCMA	HCM III ACQUISITION CORP ORD SHS CL A
HCMAU	HCM III ACQUISITION CORP UNIT EXP 072330
HCMAW	HCM III ACQUISITION CORP WT EXP 072330
HCMT	DIREXION SHARES ETF TRUST DIREXION HCM
HCOW	AMPLIFY ETF TR COWS COV CAL ETF
HCRB	Hartford Core Bond ETF
HCSG	HEALTHCARE SVCS GROUP INC COM
HCTI	HEALTHCARE TRIANGLE INC COM NEW
HCWB	HCW BIOLOGICS INC COM NEW
HCWC	HEALTHY CHOICE WELLNESS CORP CL A
HCXY	HERCULES CAPITAL INC 6.25% SR NT 33
HD	HOME DEPOT INC COM
HDB	HDFC BANK LTD SPONSORED ADS
HDEF	DBX ETF TR XTRACK MSCI EAFE
HDG	PROSHARES TR HD REPLICATION
HDGE	ADVISORSHARES TR RANGER EQUITY BE
HDL	SUPER HI INTL HLDG LTD SPONSORED ADS
HDLB	UBS AG LONDON BRANCH ETRACS ETN 49
HDMV	FIRST TR EXCH TRADED FD III HORIZON MNGD ETF
HDRN	HADRON ENERGY INC COMMON STOCK
HDRNW	HADRON ENERGY INC WT EXP 052231
HDSN	HUDSON TECHNOLOGIES INC COM
HDUS	LATTICE STRATEGIES TR HART DI EQUI ETF

HDV	ISHARES TR CORE HIGH DV ETF
HE	HAWAIIAN ELEC INDS INC MTN BE COM
HEAL	GLOBAL X FDS HEALTHTECH ETF
HECA	ETF OPPORTUNITIES TRUST HEDGEYE CAPITAL
HECO	SSGA ACTIVE TR SST GALAXY HEDGE
HEDG	SERIES PORTFOLIOS TR EQUAB EQUIT ETF
HEDJ	WISDOMTREE TR EUROPE HEDGED EQ
HEEM	iShares Currency Hedged MSCI Emerging Markets ETF
HEFA	iShares Currency Hedged MSCI EAFE ETF
HEFT	ETF OPPORTUNITIES TRUST HEDG FOUR TU ETF
HEGD	Swan Hedged Equity US Large Cap ETF
HEI	HEICO CORP NEW COM
HEI.A	HEICO CORP NEW CL A
HELE	HELEN OF TROY LTD COM
HELO	J P MORGAN EXCHANGE TRADED FD HEDG EQU LAD ETF
HELP	CYBIN INC COM NEW
HELS	ETF OPPORTUNITIES TRUST HEDGEYE 130/30
HELX	Franklin Genomic Advancements ETF
HEMI	Hartford Equity Premium Income ETF
HEPS	D MARKET ELECTR SVCS & TRADING SPONSORED ADS
HEQ	JOHN HANCOCK DIVERSIFIED INCOM COM
HEQQ	J P MORGAN EXCHANGE TRADED FD JPMORGAN NASDAQ
HEQT	SIMPLIFY EXCHANGE TRADED FUNDS HEDGED EQUITY
HERD	PACER FDS TR CASH COWS ETF
HERE	HERE GROUP LTD ADS
HERO	GLOBAL X FDS VDEO GAM ESPRT
HERZ	HERZFELD CARIBBEAN BASIN FD COM
HESM	HESS MIDSTREAM LP CL A SHS
HEWJ	ISHARES TR HDG MSCI JAPAN
HEZU	ISHARES TR CUR HD EURZN ETF
HF	TIDAL TRUST II DGA CO PL AB ETF
HFBL	HOME FED BANCORP INC LA NEW COM
HFEQ	TIDAL TRUST I UNLI HFEQ EQ ETF
HFFG	HF FOODS GROUP INC COM

HFGM	TIDAL TRUST I UNLIMITED HFGM
HFGO	Hartford Large Cap Growth ETF
HFMF	TIDAL TRUST I UNLIMITED HFMF M
HFND	TIDAL TRUST I UNLIMITED HFND
HFRO	HIGHLAND OPPS & INCOME FD HIGHLAND INCOME
HFRO-A	HIGHLAND OPPS & INCOME FD 5.375% SR A PFD
HFRO-B	HIGHLAND OPPS & INCOME FD 5.375 SER B CUM
HFSI	Hartford Strategic Income ETF
HFSP	TIDAL TRUST III TRADERSAI LARGE
HFWA	HERITAGE FINL CORP WASH COM
HFXI	NEW YORK LIFE INVESTMENTS ETF FTSE INTL EQTY C
HG	HAMILTON INSURANCE GROUP LTD. CL B
HGBL	HERITAGE GLOBAL INC COM
HGER	HARBOR ETF TRUST COMM ALL WEA ETF
HGLB	HIGHLAND GLOBAL ALLOCATION FD COM
HGRO	ETF OPPORTUNITIES TRUST HEDGEYE QUALITY
HGTY	HAGERTY INC CL A COM
HGV	HILTON GRAND VACATIONS INC COM
HHH	HOWARD HUGHES HOLDINGS INC COM
HHS	HARTE HANKS INC COM
HIBL	DIREXION SHARES ETF TRUST DAI BET BUL ETF
HIBS	DIREXION SHARES ETF TRUST DAI BET BEA ETF
HIDE	EA SERIES TRUST ALPHA ARCHITECT
HIDV	AB ACTIVE ETFS INC US HIG DIVID ETF
HIFS	HINGHAM INSTN SVGS MASS COM
HIG	HARTFORD INSURANCE GROUP INC COM
HIG-G	HARTFORD INSURANCE GROUP INC 6.0 DPSHS PFD G
HIGH	SIMPLIFY EXCHANGE TRADED FUNDS ENHANCED INM ETF
HIHO	HIGHWAY HLDGS LTD ORD
HII	HUNTINGTON INGALLS INDS INC COM
HIMS	HIMS & HERS HEALTH INC COM CL A
HIMU	iShares High Yield Muni Active ETF
HIMX	HIMAX TECHNOLOGIES INC SPONSORED ADR
HIMZ	TIDAL TRUST II DEFI 2X HIMS ETF

HIND	VYOME HOLDINGS INC COM
HIO	WESTERN ASSET HIGH INCOME OPPO COM
HIPO	HIPPO HLDGS INC COM NEW
HIPS	GRANITESHARES ETF TR HIPS US HIGH INC
HIS	EA SERIES TRUST HUMI US FOCU ETF
HISF	FIRST TR EXCHANGE-TRADED FD IV HIGH INCM STRGC
HIT	HEALTH IN TECH INC CL A
HITI	HIGH TIDE INC COM NEW
HIVE	HIVE DIGITAL TECHNOLOGIES LTD COM NEW
HIW	HIGHWOODS PPTYS INC COM
HIX	WESTERN ASSET HIGH INCOM FD II COM
HIYY	TIDAL TRUST II YIE HIM INC ETF
HJUN	Corgi U.S. Equities 100% Structured Buffer ETF - June Series
HKD	AMTD DIGITAL INC SPONSORED ADS
HKIT	HITEK GLOBAL INC CL A ORD SHS NEW
HKPD	CELLYAN BIOTECHNOLOGY CO LTD ORD SHS CL A
HL	HECLA MINING COMPANY COM
HLAL	LISTED FDS TR WAHED FTSE ETF
HL-B	HECLA MINING COMPANY PFD CV SER B
HLF	HERBALIFE LTD COM SHS
HLI	HOULIHAN LOKEY INC CL A
HLIO	HELIOS TECHNOLOGIES INC COM
HLIT	HARMONIC INC COM
HLLY	HOLLEY INC COM
HLLY+	HOLLEY INC WT EX 113027
HLMN	HILLMAN SOLUTIONS CORP COM
HLN	HALEON PLC SPON ADS
HLNE	HAMILTON LANE INC CL A
HLP	HONGLI GROUP INC. ORDINARY SHARES
HLT	HILTON WORLDWIDE HLDGS INC COM
HLX	HELIX ENERGY SOLUTIONS GRP INC COM
HLXC	HELIX ACQUISITION CORP III USD CL A ORD SHS
HMAY	Corgi U.S. Equities 100% Structured Buffer ETF - May Series
HMC	HONDA MOTOR CO LTD ADR ECH CNV IN 3

HMH	HMH HLDG INC CL A
HMN	HORACE MANN EDUCATORS CORP NEW COM
HMOP	HARTFORD FDS EXCHANGE TRADED T MUN OPORTUNITE
HMR	HEIDMAR MARITIME HLDGS CORP COM
HMY	HARMONY GOLD MNG LTD SPONSORED ADR
HMYY	GRANITESHARES ETF TR YIELDBOOST HIMS
HNDL	STRATEGY SHS NS 7HANDL IDX
HNGE	HINGE HEALTH INC CL A
HNI	HNI CORP COM
HNNA	HENNESSY ADVISORS INC COM
HNNAZ	HENNESSY ADVISORS INC CAL NT 26
HNRG	HALLADOR ENERGY COMPANY COM
HNST	HONEST CO INC COM
HNVR	HANOVER BANCORP INC COM
HODL	VanEck Bitcoin ETF
HODU	DIREXION SHARES ETF TRUST DAILY HOOD BULL
HOFT	HOOKER FURNISHINGS CORPORATION COM
HOG	HARLEY DAVIDSON INC COM
HOLA	J P MORGAN EXCHANGE TRADED FD INTL HDGD EQT LA
HOLD	HARBOR ETF TRUST ALPHA LAYERING
HOLO	MICROCLOUD HOLOGRAM INC SHS CL A NEW
HOLOW	MICROCLOUD HOLOGRAM INC WT EXP 013128
HOMB	HOME BANCSHARES INC COM
HOMZ	ETF SER SOLUTIONS HOYA CAP HOUSI
HON	HONEYWELL INTL INC COM
HONAV	HONEYWELL AEROSPACE INC COM
HONG	Leverage Shares 2X Long HON Daily ETF
HONIV	HONEYWELL INTL INC COM
HOOD	ROBINHOOD MKTS INC COM CL A
HOOG	THEMES ETF TR LEVERAGE SHS 2X
HOOW	Roundhill HOOD WeeklyPay ETF
HOOX	TIDAL TRUST II DEF LON HOO ETF
HOOY	TIDAL TRUST II YIE HOO INC ETF
HOOZ	TIDAL TRUST II DEF SHO HOO ETF

HOPE	HOPE BANCORP INC COM
HOUR	HOUR LOOP INC COM
HOV	HOVNANIAN ENTERPRISES INC CL A NEW
HOVNP	HOVNANIAN ENTERPRISES INC PFD DEP1/1000A
HOVR	NEW HORIZON AIRCRAFT LTD COM
HOVRW	NEW HORIZON AIRCRAFT LTD WT EXP 021428
HOWL	WEREWOLF THERAPEUTICS INC COM
HOYY	GRANITESHARES ETF TR YIELDBOOST HOOD
HP	HELMERICH & PAYNE INC COM
HPAI	HELPORT AI LTD ORD SHS
HPAIW	HELPORT AI LTD WT EXP 033129
HPE	HEWLETT PACKARD ENTERPRISE CO COM
HPE-C	HEWLETT PACKARD ENTERPRISE CO 7.625 MAND CONV
HPF	HANCOCK JOHN PFD INCOME FD II COM
HPI	HANCOCK JOHN PFD INCOME FD SH BEN INT
HPK	HIGHPEAK ENERGY INC COM
HPP	HUDSON PACIFIC PROPERTIES INC COM
HPP-C	HUDSON PACIFIC PROPERTIES INC 4.750% CUM PFD C
HPQ	HP INC COM
HPS	HANCOCK JOHN PFD INCOME FD III COM
HQ	HORIZON QUANTUM HOLDINGS LTD CL A ORD SHS
HQGO	LATTICE STRATEGIES TR HARTFORD US QUAL
HQH	ABRDN HEALTHCARE INVESTORS SH BEN INT
HQI	HIREQUEST INC COM
HQL	ABRDN LIFE SCIENCES INVESTORS SH BEN INT
HQWWW	HORIZON QUANTUM HOLDINGS LTD WT EXP 031931
HQY	HEALTHEQUITY INC COM
HR	HEALTHCARE RLTY TR CL A COM
HRB	BLOCK H & R INC COM
HRI	HERC HLDGS INC COM
HRL	HORMEL FOODS CORP COM
HRMY	HARMONY BIOSCIENCES HLDGS INC COM
HROW	HARROW INC COM
HRSK	NORTHERN LIGHTS FD TR TOEWS AGILITY SH

HRTG	HERITAGE INSURANCE HLDGS INC COM
HRTS	TEMA ETF TRUST HEART HEALTH ETF
HRTX	HERON THERAPEUTICS INC COM
HRZN	HORIZON TECHNOLOGY FIN CORP COM
HSAI	HESAI GROUP SPONSORED ADS
HSBC	HSBC HLDGS PLC SPON ADR NEW
HSBH	PRECIDIAN ETFS TR HSBC HLDG PLC AD
HSCS	HEARTSCIENCES INC COM
HSCSW	HEARTSCIENCES INC WT EXP 061527
HSCZ	ISHARES TR MSCI EAFE SMCP
HSDT	SOLANA CO COM CL A NEW
HSHP	HIMALAYA SHIPPING LTD ORD SHS
HSIC	SCHEIN HENRY INC COM
HSLV	HIGHLANDER SILVER CORP COM
HSMV	FIRST TR EXCH TRADED FD III HORIZON VOL SMCP
HST	HOST HOTELS & RESORTS INC COM
HSTM	HEALTHSTREAM INC COM
HSY	HERSHEY CO COM
HTAB	HARTFORD FDS EXCHANGE TRADED T SCHRDRS TAX BD
HTAX	NOMURA ETF TR NATIONAL HIGH YL
HTB	HOMETRUST BANCSHARES INC COM
HTCO	HIGH-TREND INTERNATIONAL GROUP SHS NEW CL A
HTCR	HEARTCORE ENTERPRISES INC COM NEW
HTD	HANCOCK JOHN TAX-ADVANTAGED DI COM
HTEC	EXCHANGE TRADED CONCEPTS TRUST ROBO GBL HLTCR
HTFC	HORIZON TECHNOLOGY FIN CORP CAL NT 27
HTFL	HEARTFLOW INC COM
HTGC	HERCULES CAPITAL INC COM
HTH	HILLTOP HLDGS INC COM
HTHT	H WORLD GROUP LTD SPONSORED ADS
HTLD	HEARTLAND EXPRESS INC COM
HTLM	HOMESTOLIFE LTD ORD SHS
HTO	H2O AMERICA COM
HTOO	FUSION FUEL GREEN PLC SHS CL A

HTRB	HARTFORD FDS EXCHANGE TRADED T TOTAL RTRN ETF
HTT	HIGH TEMPLAR TECHNOLOGY LTD SPON ADS
HTUS	Hull Tactical US ETF
HTZ	HERTZ GLOBAL HLDGS INC COM NEW
HTZWW	HERTZ GLOBAL HLDGS INC WT EXP 063051
HUBB	HUBBELL INC COM
HUBC	HUB CYBER SECURITY LTD SHS NEW
HUBCW	HUB CYBER SECURITY LTD WT EXP 022728
HUBCZ	HUB CYBER SECURITY LTD WT EXP 082227
HUBG	HUB GROUP INC CL A
HUBS	HUBSPOT INC COM
HUDI	HUADI INTERNATIONAL GRP CO LTD SHS
HUHU	HUHUTECH INTL GROUP INC SHS NEW
HUIZ	HUIZE HLDG LTD SPONSORED ADS
HULL	Corgi Shipping & Global Logistics ETF
HUM	HUMANA INC COM
HUMA	HUMACYTE INC COM
HUMAW	HUMACYTE INC WT EXP
HUMN	Roundhill Humanoid Robotics ETF
HUN	HUNTSMAN CORP COM
HURA	TUHURA BIOSCIENCES INC COM
HURC	HURCO CO COM
HURN	HURON CONSULTING GROUP INC COM
HUSV	FIRST TR EXCH TRADED FD III HORIZON DMST ETF
HUT	HUT 8 CORP COM
HUTG	THEMES ETF TR LEVERAGE SHS 2X
HUYA	HUYA INC ADS REP SHS A
HVAC	ADVISORSHARES TR HVAC INDUS ETF
HVII	HENNESSY CAP INVT CORP VII ORD SHS CL A
HVIIR	HENNESSY CAP INVT CORP VII RIGHT 011730
HVIIU	HENNESSY CAP INVT CORP VII UNIT
HVMC	HIGHVIEW MERGER CORP ORD SH CL A
HVMCU	HIGHVIEW MERGER CORP UNIT EXP 072430
HVMCW	HIGHVIEW MERGER CORP WT EXP 072430

HVT	HAVERTY FURNITURE COS INC COM
HVT.A	HAVERTY FURNITURE COS INC CL A
HWAY	THEMES ETF TR US INFRASTRUCTUR
HWBK	HAWTHORN BANCSHARES INC COM
HWC	HANCOCK WHITNEY CORPORATION COM
HWCPZ	HANCOCK WHITNEY CORPORATION 6.25% NTS 60
HWH	HWH INTL INC COM NEW
HWKN	HAWKINS INC COM
HWM	HOWMET AEROSPACE INC COM
HWSM	HOTCHKIS & WILEY FDS SMID CAP DIVERSI
HXHX	HAOXIN HLDGS LTD CL A
HXL	HEXCEL CORP NEW COM
HY	HYSTER-YALE INC CL A
HYBB	ISHARES TR BB RAT CORP BD
HYBI	NEOS ETF TRUST ENHANCED INCOME
HYBL	State Street Blackstone High Income ETF
HYBX	TCW ETF TRUST HIGH YIELD BOND
HYD	VanEck High Yield Muni ETF
HYDB	iShares High Yield Systematic Bond ETF
HYDR	GLOBAL X FDS GBL X HYDROGEN
HYDW	DBX ETF TR XTRACKERS LOW
HYEM	VANECK ETF TRUST EMERGING MRKT HI
HYFI	AB ACTIVE ETFS INC HIGH YIELD ETF
HYFM	HYDROFARM HLDGS GROUP INC COM
HYFT	MINDWALK HOLDINGS CORP COM
HYG	ISHARES TR IBOXX HI YD ETF
HYGH	ISHARES U S ETF TR IT RT HDG HGYL
HYGM	Amplify HYG High Yield 10% Target Income ETF
HYGV	FLEXSHARES TR HIG YLD VL ETF
HYGW	iShares High Yield Corporate Bond BuyWrite Strategy ETF
HYHG	ProShares High Yield-Interest Rate Hedged ETF
HYI	WESTERN ASSET HIGH YIELD OPPOR COM
HYIN	WisdomTree Private Credit and Alternative Income Fund
HYLB	DBX ETF TR XTRACK USD HIGH

HYLN	HYLIION HOLDINGS CORP COMMON STOCK
HYLS	FIRST TR EXCHANGE-TRADED FD IV FIRST TR TA HIYL
HYMB	SPDR SERIES TRUST ST NUVE HIGH ETF
HYMC	HYCROFT MINING HOLDING CORP CL A NEW
HYNE	HOYNE BANCORP INC COM
HYP	ETF OPPORTUNITIES TRUST GOLD EAGL DY ETF
HYPD	HYPERION DEFI INC COM NEW
HYPG	GRAYSCALE HYPERLIQUID STAKING COMMON UNITS SHS
HYPR	HYPERFINE INC COM CL A
HYS	PIMCO ETF TR 0-5 HIGH YIELD
HYSA	BONDBLOXX ETF TRUST USD HIGH YIE ETF
HYSD	COLUMBIA ETF TR I SHORT DURTN HIGH
HYT	BLACKROCK CORPOR HI YLD FD INC COM
HYTI	FIRST TR EXCHANGE-TRADED FD IV VEST HIGH YIELD
HYTR	NORTHERN LTS FD TR III CP HIGH YILD TRD
HYUP	DBX ETF TR XTRACKERS HIGH
HYXF	ISHARES TR ESG ADVNCD HY BD
HYZD	WISDOMTREE TR HEDGED HI YLD BD
HZO	MARINEMAX INC COM
IACO	IDEA ACQUISITION CORP ORD SHS CL A
IACOU	IDEA ACQUISITION CORP UNIT EXP 010631
IACOW	IDEA ACQUISITION CORP WT EXP 010631
IACQU	IRENIC ACQUISITION CORP UNIT EXP 041031
IAE	VOYA ASIA PAC HIGH DIV EQT INM COM
IAF	ABRDN AUSTRALIA EQUITY FD INC COM
IAG	IAMGOLD CORP COM
IAGG	iShares Core International Aggregate Bond Fund
IAI	ISHARES TR US BR DEL SE ETF
IAK	ISHARES TR U.S. INSRNCE ETF
IALT	BLACKROCK ETF TRUST ISHA SYST AL ETF
IAPR	INNOVATOR ETFS TRUST INTRNL DEV APRL
IART	INTEGRA LIFESCIENCES HLDGS CP COM NEW
IAT	ISHARES TR US REGNL BKS ETF
IAU	ISHARES GOLD TR ISHARES NEW

IAUG	INNOVATOR ETFS TRUST INTL DEVELOPED
IAUI	NEOS Gold High Income ETF
IAUM	ISHARES GOLD TRUST MICRO SHS REPSTG UN TR
IAUX	I-80 GOLD CORP COM
IAUX+	I-80 GOLD CORP WT EXP 111627
IBAC	IB ACQUISITION CORP COM SHS
IBACR	IB ACQUISITION CORP RT EXP 092826
IBAT	ISHARES TR ENERGY STRG & MA
IBB	ISHARES TR ISHARES BIOTECH
IBBQ	INVESCO EXCHANGE-TRADED FD TR NASDAQ BIOTECH
IBCA	ISHARES TR IBONDS DEC 2035
IBCB	ISHARES TR IBONDS DEC 2036
IBCP	INDEPENDENT BK CORP MICH COM NEW
IBD	NORTHERN LTS FD TR IV INSPIRE CORP BD
IBDR	ISHARES TR IBONDS DEC2026
IBDS	ISHARES TR IBONDS 27 ETF
IBDT	ISHARES TR IBDS DEC28 ETF
IBDU	ISHARES TR IBONDS DEC 29
IBDV	ISHARES TR IBONDS DEC 2030
IBDW	ISHARES TR IBONDS DEC 2031
IBDX	ISHARES TR IBONDS DEC 2032
IBDY	ISHARES TR IBONDS DEC 2033
IBDZ	ISHARES TR IBONDS DEC 2034
IBEX	IBEX LTD SHS NEW
IBFR	INNOVATOR ETFS TRUST INTL DEVELOP MAN
IBG	INNOVATION BEVERAGE GROUP LTD SHS NEW
IBGA	ISHARES TR IBONDS DEC 2044
IBGB	ISHARES TR IBONDS DEC 2045
IBGC	ISHARES TR IBONDS DEC 2046
IBGK	ISHARES TR IBONDS DEC 2054
IBGL	ISHARES TR IBONDS DEC 2055
IBGM	ISHARES TR IBONDS DEC 2056
IBHF	iShares iBonds 2026 Term High Yield and Income ETF
IBHG	iShares iBonds 2027 Term High Yield and Income ETF

IBHH	iShares iBonds 2028 Term High Yield and Income ETF
IBHI	iShares iBonds 2029 Term High Yield and Income ETF
IBHJ	iShares iBonds 2030 Term High Yield and Income ETF
IBHK	iShares iBonds 2031 Term High Yield and Income ETF
IBHL	iShares iBonds 2032 Term High Yield and Income ETF
IBHM	iShares iBonds 2033 Term High Yield and Income ETF
IBIC	ISHARES TR IBONDS OCT 2026
IBID	ISHARES TR IBONDS OCT 2027
IBIE	ISHARES TR IBONDS OCT 2028
IBIF	ISHARES TR IBONDS OCT 2029
IBIG	ISHARES TR IBONDS OCT 2030
IBIH	ISHARES TR IBONDS OCT 2031
IBII	ISHARES TR IBONDS OCT 2032
IBIJ	ISHARES TR IBONDS OCT 2033
IBIK	ISHARES TR IBONDS OCT 2034
IBIL	ISHARES TR IBONDS OCT 2035
IBIM	ISHARES TR IBONDS OCT 2036
IBIO	IBIO INC COM NEW
IBIT	ISHARES BITCOIN TRUST ETF SHS BEN INT
IBKR	INTERACTIVE BROKERS GROUP INC COM CL A
IBLC	ISHARES TR BLOCKCHAIN & TEC
IBM	INTERNATIONAL BUSINESS MACHS COM
IBMO	iShares iBonds Dec 2026 Term Muni Bond ETF
IBMP	iShares iBonds Dec 2027 Term Muni Bond ETF
IBMQ	iShares iBonds Dec 2028 Term Muni Bond ETF
IBMR	iShares iBonds Dec 2029 Term Muni Bond ETF
IBMS	iShares iBonds Dec 2030 Term Muni Bond ETF
IBMT	iShares iBonds Dec 2031 Term Muni Bond ETF
IBMU	iShares iBonds Dec 2032 Term Muni Bond ETF
IBMV	iShares iBonds Dec 2033 Term Muni Bond ETF
IBMW	iShares iBonds Dec 2034 Term Muni Bond ETF
IBMX	iShares iBonds Dec 2035 Term Muni Bond ETF
IBN	ICICI BANK LIMITED ADR
IBND	SPDR SERIES TRUST SST SPDR BLOOMBE

IBO	IMPACT BIOMEDICAL INC COMMON STOCK
IBOC	INTERNATIONAL BANCSHARES CORP COM
IBOT	VANECK ETF TRUST ROBOTICS ETF
IBP	INSTALLED BLDG PRODS INC COM
IBRN	ISHARES TR NEUROSCIENCE AND
IBRX	IMMUNITYBIO INC COM
IBTA	IBOTTA INC CLASS A COM SHS
IBTG	ISHARES TR IBONDS 26 TRM TS
IBTH	ISHARES TR IBONDS 27 TRM TS
IBTI	ISHARES TR IBONDS 28 TRM TS
IBTJ	ISHARES TR IBONDS 29 TRM TS
IBTK	ISHARES TR IBOND DEC 2030
IBTL	ISHARES TR IBONDS DEC 2031
IBTM	ISHARES TR IBONDS DEC 2032
IBTO	ISHARES TR IBONDS DEC 2033
IBTP	ISHARES TR IBONDS DEC 2034
IBTQ	ISHARES TR IBONDS DEC 2035
IBTR	ISHARES TR IBONDS DEC 2036
IBUF	INNOVATOR ETFS TRUST INTL DVLPD 10 BU
IBUY	AMPLIFY ETF TR ONLIN RETL ETF
IBX	Tradr 2X Long IBM Daily ETF
ICAP	SERIES PORTFOLIOS TR INFRASTRCTUR CAP
ICCC	IMMUCELL CORP COM PAR
ICCM	ICECURE MED LTD ORD SHS NEW
ICE	INTERCONTINENTAL EXCHANGE INC COM
ICF	iShares Select U.S. REIT ETF
ICFI	ICF INTL INC COM
ICG	INTCHAINS GROUP LTD ADS REPSTG CL A
ICHR	ICHOR HOLDINGS SHS
ICL	ICL GROUP LTD SHS
ICLN	ISHARES TR GL CLEAN ENE ETF
ICLO	Invesco AAA CLO Floating Rate Note ETF
ICLR	ICON PUB LTD CO SHS
ICMB	INVESTCORP CR MGMT BDC INC COM

ICOI	BITWISE FUNDS TRUST COIN OPTION INCM
ICON	ICON ENERGY CORP COM NEW
ICOP	ISHARES TR COPPER & METALS
ICOW	Pacer Developed Markets International Cash Cows 100 ETF
ICPI	ISHARES TR 0 1 YR TI BD ETF
ICPY	RBB FUND TRUST TWEEDY BROWNE I
ICR-A	INPOINT COMMERCIAL RE INCM INC 6.75% CUM PFD A
ICRC	BITWISE FUNDS TRUST CRCL OPTION INC
ICSH	iShares Ultra Short Duration Bond Active ETF
ICU	SEASTAR MEDICAL HOLDING CORP COM NEW
ICUCW	SEASTAR MEDICAL HOLDING CORP WT EXP 102827
ICUI	ICU MED INC COM
ICVT	iShares Convertible Bond ETF
IDA	IDACORP INC COM
IDACU	IRON DOME ACQUISITION I CORP UNIT EXP 022731
IDAI	T STAMP INC CL A NEW
IDCC	INTERDIGITAL INC COM
IDE	VOYA INFRASTRUCTURE INDLS & MT COM
IDEC	INNOVATOR ETFS TRUST INTL DE PWR DECE
IDEF	BLACKROCK ETF TRUST ISHARES DEFENSE
IDEQ	LAZARD ACTIVE ETF TR INTL DYNAMIC EQT
IDEV	ISHARES TR CORE MSCI INTL
IDGT	ISHARES TR US DIGI REAL ETF
IDHQ	INVESCO EXCHANGE-TRADED FD TR S&P INTL QULTY
IDJN	Corgi International Developed Equities 15% Structured Buffer ETF - June Series
IDLV	INVESCO EXCHANGE-TRADED FD TR S&P INTL LOW
IDMO	INVESCO EXCHANGE-TRADED FD TR S&P INTL MOMNT
IDMY	Corgi International Developed Equities 15% Structured Buffer ETF - May Series
IDN	INTELLICHECK MOBILISA INC COM NEW
IDNA	ISHARES TR GENOMICS IMMUN
IDOG	ALPS ETF TR INTL SEC DV DOG
IDR	IDAHO STRATEGIC RESOURCES COM NEW
IDRV	ISHARES TR SELF DRIVNG EV
IDT	IDT CORP CL B NEW

IDU	ISHARES TR U.S. UTILITS ETF
IDUB	Aptus International Enhanced Yield ETF
IDV	iShares International Select Dividend ETF
IDVO	AMPLIFY ETF TR CWP INTL ENHANCE
IDVY	FIRST TR EXCHANGE TRADED FD VI INTL RISING DIV
IDVZ	Polen International Dividend Income Fund
IDX	VANECK ETF TRUST INDONESIA INDEX
IDXX	IDEXX LABS INC COM
IDYA	IDEAYA BIOSCIENCES INC COM
IDYN	BLACKROCK ETF TRUST ISHARES INTL EQ
IE	IVANHOE ELECTRIC INC COM
IEAG	INFINITE EAGLE ACQUISITION COR CL A
IEAGR	INFINITE EAGLE ACQUISITION COR RT EXP 011331
IEAGU	INFINITE EAGLE ACQUISITION COR UNIT EXP 011331
IEDI	iShares U.S. Consumer Focused ETF
IEF	ISHARES TR 7-10 YR TRSY BD
IEFA	iShares Core MSCI EAFE ETF
IEI	ISHARES TR 3 7 YR TREAS BD
IEMG	ISHARES INC CORE MSCI EMKT
IEO	iShares U.S. Oil & Gas Exploration & Production ETF
IEP	ICAHN ENTERPRISES LP DEPOSITARY UNIT
IESC	IES HOLDINGS INC COM
IETC	iShares U.S. Tech Independence Focused ETF
IETH	BITWISE FUNDS TRUST ETHEREUM OPTION
IEUR	ISHARES TR CORE MSCI EURO
IEUS	ISHARES TR DEVSMCP EXNA ETF
IEV	ISHARES TR EUROPE ETF
IEX	IDEX CORP COM
IEZ	ISHARES TR US OIL EQ&SV ETF
IFBD	INFOBIRD CO LTD COM NEW
IFEB	INNOVATOR ETFS TRUST INTL DEVELOPED P
IFED	UBS AG LONDON BRANCH CAL LKD 61
IFF	INTERNATIONAL FLAVORS&FRAGRANC COM
IFGL	ISHARES TR INTL DEV RE ETF

IFLN	INVESCO EXCHANGE-TRADED FD TR BLOO EN ANGE ETF
IFLO	VICTORY PORTFOLIOS II SHARES INTERNATN
IFLR	INNOVATOR ETFS TRUST INTERNATIONAL DE
IFN	ABERDEEN INDIA FD INC COM
IFRA	iShares U.S. Infrastructure ETF
IFRX	INFLARX NV COM
IFS	INTERCORP FINL SVCS INC SHS
IFV	FIRST TR EXCHANGE TRADED FD VI DORSEY WRIGHT
IG	Principal Investment Grade Corporate ETF
IGA	VOYA GLBL ADV & PREM OPP FD COM
IGAC	INVEST GREEN ACQUISITION CORP CL A ORD SHS
IGACR	INVEST GREEN ACQUISITION CORP RT EXP 111730
IGACU	INVEST GREEN ACQUISITION CORP UNIT EXP 110430
IGBH	ISHARES U S ETF TR INT RT HD LONG
IGC	IGC PHARMA INC COM NEW
IGCB	TCW ETF TRUST CORPORATE BD ETF
IGD	VOYA GLBL EQTY DIV & PREM OPP COM
IGE	iShares North American Natural Resources ETF
IGEB	iShares Investment Grade Systematic Bond ETF
IGF	ISHARES TR GLB INFRASTR ETF
IGGY	AB ACTIVE ETFS INC INTL GROWTH ETF
IGHG	ProShares Investment Grade-Interest Rate Hedged
IGI	WESTERN ASSET INVT GRADE OPPOR COM
IGIB	ISHARES TR ISHS 5-10YR INVT
IGIC	INTL GNRL INSURANCE HLDNGS LTD SHS
IGLB	ISHARES TR 10+ YR INVST GRD
IGLD	FT Vest Gold Strategy Target Income ETF
IGM	ISHARES TR EXPND TEC SC ETF
IGME	BITWISE FUNDS TRUST GME OPT INCO ETF
IGOV	ISHARES TR INTL TREA BD ETF
IGPT	INVESCO EXCHANGE TRADED FD TR AI AND NEXT GEN
IGR	CBRE GBL REAL ESTATE INC FD COM
IGRO	iShares International Dividend Growth ETF
IGSB	ISHARES TR ISHS 1-5YR INVS

IGTR	INNOVATOR ETFS TRUST GRADIENT TACTIC
IGV	iShares Expanded Tech-Software Sector ETF
IH	IHUMAN INC ADS COMMON
IHAK	ISHARES TR CYBERSECURITY
IHD	VOYA EMERGING MKTS HIGH DIVID COM
IHDG	WISDOMTREE TR ITL HDG QTLY DIV
IHE	ISHARES TR U.S. PHARMA ETF
IHF	ISHARES TR US HLTHCR PR ETF
IHG	INTERCONTINENTAL HOTELS GROUP SPONSORED ADS
IHI	ISHARES TR U.S. MED DVC ETF
IHRT	IHEARTMEDIA INC COM CL A
IHS	IHS HOLDING LIMITED ORD SHS
IHT	INNSUITES HOSPITALITY TR SH BEN INT
IHY	VANECK ETF TRUST INTERNATIONAL HI
IIF	MORGAN STANLEY INDIA INVT FD COM
IIGD	INVESCO EXCH TRD SLF IDX FD TR INVT GRD DEFSV
III	INFORMATION SVCS GROUP INC COM
IIIN	INSTEEL INDS INC COM
IIIV	I3 VERTICALS INC COM CL A
IIM	INVESCO VALUE MUN INCOME TR COM
IIPR	INNOVATIVE INDL PPTYS INC COM
IIPR-A	INNOVATIVE INDL PPTYS INC 9% CUM PFD SER A
IJAN	INNOVATOR ETFS TRUST INTRNL DEV JAN
IJH	ISHARES TR CORE S&P MCP ETF
IJJ	ISHARES TR S&P MC 400VL ETF
IJK	ISHARES TR S&P MC 400GR ETF
IJR	ISHARES TR CORE S&P SCP ETF
IJS	ISHARES TR SP SMCP600VL ETF
IJT	ISHARES TR S&P SML 600 GWT
IJUL	INNOVATOR ETFS TRUST INTRNL DEV JULY
IJUN	INNOVATOR ETFS TRUST INTL DE PW JUNE
IKT	INHIBIKASE THERAPEUTICS INC COM NEW
ILAG	INTELLIGENT LIVING APPLICATION ORD SHS
ILCB	ISHARES TR MORNINGSTR US EQ

ILCG	ISHARES TR MORNINGSTAR GRWT
ILCV	ISHARES TR MORNINGSTAR VALU
ILDR	FIRST TR EXCHNG TRADED FD VIII INNOVATION LEAD
ILF	ISHARES TR LATN AMER 40 ETF
ILIT	ISHARES TR LITHIUM MINRS
ILLR	TRILLER GROUP INC COM
ILLRW	TRILLER GROUP INC WT EXP 111427
ILLU	ILLUMINATION ACQUISITIO CORP I ORD SHS CL A
ILLUU	ILLUMINATION ACQUISITIO CORP I UNIT EXP 122331
ILLUW	ILLUMINATION ACQUISITIO CORP I WT EXP 122331
ILMN	ILLUMINA INC COM
ILOW	AB ACTIVE ETFS INC INTL LOW VOLATLT
ILPT	INDUSTRIAL LOGISTICS PPTYS TR COM SHS BEN INT
ILS	ETF OPPORTUNITIES TRUST BROO CATA BD ETF
ILTB	ISHARES TR CORE LT USDB ETF
IMA	IMAGENEBIO INC COM
IMAR	INNOVATOR ETFS TRUST INNOVATOR INTL D
IMAX	IMAX CORP COM
IMAY	INNOVATOR ETFS TRUST INTL DEV PWR MAY
IMCB	ISHARES TR MRGSTR MD CP ETF
IMCC	IM CANNABIS CORP COM NEW
IMCG	ISHARES TR MRGSTR MD CP GRW
IMCR	IMMUNOCORE HLDGS PLC ADS
IMCV	ISHARES TR MRGSTR MD CP VAL
IMDX	INSIGHT MOLECULAR DIA INC COM NEW
IMF	Invesco Managed Futures Strategy ETF
IMFL	Invesco International Developed Dynamic Multifactor ETF
IMKTA	INGLES MKTS INC CL A
IMMP	IMMUTEP LTD SPONSORED ADS
IMMR	IMMERSION CORP COM
IMMX	IMMIX BIOPHARMA INC COM
IMNM	IMMUNOME INC COM
IMNN	IMUNON INC COM NEW
IMO	IMPERIAL OIL LTD COM NEW

IMOM	EA SERIES TRUST INTL QUAN MOMNTM
IMOS	CHIPMOS TECHNOLOGIES INC SPONSORD ADS NEW
IMPP	IMPERIAL PETE INC COM NEW
IMPPP	IMPERIAL PETE INC 8.75% CUM PFD A
IMRA	BITWISE FUNDS TRUST MARA OPTION INCM
IMRN	IMMURON LTD SPONSORED ADR
IMRX	IMMUNEERING CORP CLASS A COM
IMSR	TERRESTRIAL ENERGY INC COM SHS
IMSRW	TERRESTRIAL ENERGY INC WT EXP 102830
IMST	BITWISE FUNDS TRUST MSTR OPTION INCM
IMTB	ISHARES TR CR 5 10 YR ETF
IMTE	INTEGRATED MEDIA TECHNLOGY LTD SHS NEW
IMTG	Invesco Agency MBS ETF
IMTM	ISHARES TR MSCI INTL MOMENT
IMTX	IMMATICS N.V SHS
IMUX	IMMUNIC INC COM NEW
IMVP	INVESCO INDIA EXCHANGE-TRADED INDIA ETF
IMVT	IMMUNOVANT INC COM
IMXI	INTERNATIONAL MONEY EXPRESS COM
INAB	IN8BIO INC COM NEW
INAC	INDIGO ACQUISITION CORP ORD SHS
INACR	INDIGO ACQUISITION CORP RT EXP 040227
INACU	INDIGO ACQUISITION CORP UNIT EXP 070130
INBK	FIRST INTERNET BANCORP COM
INBKZ	FIRST INTERNET BANCORP FXD FLTG 29
INBS	INTELLIGENT BIO SOLUTIONS INC COM NEW
INBX	INHIBRX BIOSCIENCES INC COM
INCE	FRANKLIN TEMPLETON ETF TR INCOME EQT FOCUS
INCM	FRANKLIN TEMPLETON ETF TR INCOME FOCUS ETF
INCO	COLUMBIA ETF TR II INDIA CONSMR ETF
INCR	INTERCURE LTD COM NEW
INCY	INCYTE CORP COM
IND	DBX ETF TR XTRACKERS NIFTY
INDA	iShares MSCI India ETF

INDB	INDEPENDENT BK CORP MASS COM
INDE	MATTHEWS INTL FDS INDIA ACTIVE ETF
INDH	WISDOMTREE TR INDIA HEDGED EQU
INDI	INDIE SEMICONDUCTOR INC CLASS A COM
INDL	DIREXION SHARES ETF TRUST DAILY MSCI INDIA
INDO	INDONESIA ENERGY CORP LTD ORD SHS
INDP	INDAPTUS THERAPEUTICS INC COM NEW
INDQ	PACER FDS TR ACTI INDI QU ETF
INDS	PACER FDS TR INDUSTRIAL RELET
INDV	INDIVIOR PHARMACEUTICALS INC COM
INDY	ISHARES TR INDIA 50 ETF
INDZ	VANECK FDS INDIA SELECT ETF
INEO	INNEOVA HOLDINGS LTD. ORD SHS CL A
INEQ	COLUMBIA ETF TR I INTL EQ INCO ETF
INFH	Defiance Daily Target 2X Long INFQ ETF
INFL	LISTED FDS TR HORI KI INFL ETF
INFO	HARBOR ETF TRUST PANA DY CORE ETF
INFQ	INFLEQTION INC COM SHS
INFQ+	INFLEQTION INC WT EXP 021731
INFU	INFUSYSTEM HLDGS INC COM
INFY	INFOSYS LTD SPONSORED ADR
ING	ING GROEP N.V. SPONSORED ADR
INGM	INGRAM MICRO HLDG CORP COM
INGN	INOGEN INC COM
INGR	INGREDION INC COM
INHD	INNO HOLDINGS INC COM
INIO	INNIO NV ORDINARY SHARES
INKM	SSGA ACTIVE ETF TR ST STR INCOM ETF
INKT	MINK THERAPEUTICS INC COM NEW
INLF	INLIF LTD CL A ORD SHS NEW
INLX	INTELLINETICS INC COM
INM	INMED PHARMACEUTICALS INC COM NEW
INMB	INMUNE BIO INC COM
INMD	INMODE LTD SHS

INMU	BLACKROCK ETF TRUST II ISHAR INTER ETF
INN	SUMMIT HOTEL PPTYS COM
INN-E	SUMMIT HOTEL PPTYS 6.250% CUM PFD E
INN-F	SUMMIT HOTEL PPTYS 5.875% RED PFD F
INNV	INNOVAGE HLDG CORP COM
INO	INOVIO PHARMACEUTICALS INC COM SHS
INOD	INNODATA INC COM NEW
INOV	INNOVATOR ETFS TRUST INTL DEV PWR BUF
INQQ	EXCHANGE TRADED CONCEPTS TRUST INQQ THE INDIA I
INR	INFINITY NAT RES INC COM CL A
INRO	BLACKROCK ETF TRUST ISHA U S IND ETF
INSE	INSPIRED ENTMT INC COM
INSG	INSEEGO CORP COM NEW
INSM	INSMED INC COM PAR $.01
INSP	INSPIRE MED SYS INC COM
INSW	INTERNATIONAL SEAWAYS INC COM
INTA	INTAPP INC COM
INTC	INTEL CORP COM
INTF	ISHARES TR INTL EQTY FACTOR
INTG	INTERGROUP CORP COM
INTJ	INTELLIGENT GROUP LIMITED CL A ORD SHS NEW
INTL	Main International ETF
INTM	Invesco Intermediate Municipal ETF
INTR	INTER & CO INC CLASS A COM
INTS	INTENSITY THERAPEUTICS INC COM NEW
INTT	INTEST CORP COM
INTU	INTUIT COM
INTW	GRANITESHARES ETF TR 2X LONG INTC ETF
INTZ	INTRUSION INC COM
INUV	INUVO INC COM
INV	INNVENTURE INC COM
INVA	INNOVIVA INC COM
INVE	IDENTIV INC COM NEW
INVG	GMO ETF TRUST SYSTE GRADE ETF

INVH	INVITATION HOMES INC COM
INVN	THE ALGER ETF TRUST RUSSELL INNOVATI
INVX	INNOVEX INTERNATIONAL INC COM
INVZ	INNOVIZ TECHNOLOGIES LTD SHS
INYY	TIDAL TRUST II YIELDMAX INTC OP
IOCT	INNOVATOR ETFS TRUST INTERNATIONAL DV
ION	PROSHARES TR PROSHARES S&P
IONL	GRANITESHARES ETF TR 2X LONG IONQ
IONQ	IONQ INC COM
IONQ+	IONQ INC WT EXP 093026
IONR	IONEER LTD SPONSORED ADS
IONS	IONIS PHARMACEUTICALS INC COM
IONX	TIDAL TRUST II DEF LON ION ETF
IONZ	TIDAL TRUST II DEFIANCE DAILY T
IOO	ISHARES TR GLOBAL 100 ETF
IOPP	SIMPLIFY EXCHANGE TRADED FUNDS TARA INDIA OPPO
IOR	INCOME OPPORTUNITY RLTY INVS I COM
IOSP	INNOSPEC INC COM
IOT	SAMSARA INC COM CL A
IOTR	IOTHREE LTD ORD SHS NEW
IOVA	IOVANCE BIOTHERAPEUTICS INC COM
IOYY	GRANITESHARES ETF TR YIELDBOOST IONQ
IP	INTERNATIONAL PAPER CO COM
IPAC	ISHARES TR CORE MSCI PAC
IPAR	INTERPARFUMS INC COM
IPAV	Global X Infrastructure Development ex-U.S. ETF
IPAY	AMPLIFY ETF TR AMPLIFY DGTL PAY
IPB	INDEXPLUS TR CERTIFICATES 33
IPCX	INFLECTION PT ACQUISITION CORP CL A ORD SHS
IPCXR	INFLECTION PT ACQUISITION CORP RT EXP 042530
IPCXU	INFLECTION PT ACQUISITION CORP UNIT EXP 030127
IPDN	PROFESSIONAL DVRSTY NTWORK INC COM NEW
IPEX	INFLECTION POINT ACQU CORP V ORD SHS CL A
IPEXR	INFLECTION POINT ACQU CORP V RT

IPEXU	INFLECTION POINT ACQU CORP V UNIT EXP 012330
IPFX	INFLECTION PT ACQUISIT CORP VI CL A ORD SHS
IPFXU	INFLECTION PT ACQUISIT CORP VI UNIT EXP 030331
IPFXW	INFLECTION PT ACQUISIT CORP VI WT EXP 030331
IPGP	IPG PHOTONICS CORP COM
IPHA	INNATE PHARMA S A SPONSORED ADS
IPI	INTREPID POTASH INC COM
IPKW	INVESCO EXCHANGE-TRADED FD TR INTL BUYBACK
IPM	INTELLIGENT PROTECTION MANAGEM COM
IPO	RENAISSANCE CAP GREENWICH FDS IPO ETF
IPOS	RENAISSANCE CAP GREENWICH FDS INTNTL IPO ETF
IPSC	CENTURY THERAPEUTICS INC COM
IPST	IP STRATEGY HOLDINGS INC COM
IPVVU	INTERPRIVATE INVTS PARTNERS V UNIT EXP 052731
IPW	IPOWER INC COM NEW
IPWR	IDEAL PWR INC COM NEW
IPX	IPERIONX LTD SPONSORED ADS
IQ	IQIYI INC SPONSORED ADS
IQDF	FLEXSHARES TR INTL QLTDV IDX
IQDG	WisdomTree International Quality Dividend Growth Fund
IQDY	FLEXSHARES TR INT QLTDVDYNAM
IQHI	NEW YORK LIFE INVTS ACTIVE ETF MACKAY HIGH INCM
IQI	INVESCO QUALITY MUN INCOME TR COM
IQLT	ISHARES TR MSCI INTL QUALTY
IQM	Franklin Intelligent Machines ETF
IQMM	PROSHARES TR GENIUS MONEY MRK
IQQQ	PROSHARES TR NASDAQ 100 HIGH
IQRA	NEW YORK LIFE INVTS ACTIVE ETF CBRE REAL ASSETS
IQSI	NEW YORK LIFE INVESTMENTS ETF CANDRIAM INTL EQ
IQSM	NEW YORK LIFE INVESTMENTS ETF CANDRIAM US MID
IQST	IQSTEL INC COM NEW
IQSU	NEW YORK LIFE INVESTMENTS ETF CANDRIAM US LRG
IQSZ	INVESCO ACTIVELY MANAGED EXCHA GLOB EQU NET ETF
IQV	IQVIA HLDGS INC COM

IR	INGERSOLL RAND INC COM
IRAB	IRIS ACQUISITION CORP II ORD SHS CL A
IRAB+	IRIS ACQUISITION CORP II WT EXP 081530
IRAB=	IRIS ACQUISITION CORP II UNIT
IRD	OPUS GENETICS INC COM
IRDM	IRIDIUM COMMUNICATIONS INC COM
IRE	TIDAL TRUST II DEFI DA IREN ETF
IREG	THEMES ETF TR LEVERAGE SHS 2X
IREN	IREN LIMITED ORDINARY SHARES
IREX	Tradr 2X Long IREN Daily ETF
IREZ	Tradr 2X Short IREN Daily ETF
IRHO	IRON HORSE ACQUISIT II CORP COM
IRHOR	IRON HORSE ACQUISIT II CORP RT EXP 071130
IRHOU	IRON HORSE ACQUISIT II CORP UNIT EXP 071130
IRIX	IRIDEX CORP COM
IRM	IRON MTN INC DEL COM
IRMD	IRADIMED CORP COM
IROC	Invesco Rochester High Yield Municipal ETF
IRON	DISC MEDICINE INC COM
IRS	IRSA INVERSIONES Y REP S A SPON GDS ECH 10
IRT	INDEPENDENCE RLTY TR INC COM
IRTC	IRHYTHM HOLDINGS INC COM
IRTR	ISHARES TR LIFEP RETIR ETF
IRVH	GLOBAL X FDS INT RT VOLTLTY
IRWD	IRONWOOD PHARMACEUTICALS INC COM CL A
ISBA	ISABELLA BK CORP COM
ISBG	IncomeSTKd 1x Bitcoin & 1x Gold Premium ETF
ISCB	ISHARES TR MRGSTR SM CP ETF
ISCF	ISHARES TR INTERNATIONAL SL
ISCG	ISHARES TR MRGSTR SM CP GR
ISCV	ISHARES TR MRNING SM CP ETF
ISD	PGIM HIGH YIELD BOND FUND INC COM
ISEP	INNOVATOR ETFS TRUST INNOVATOR INTER
ISHG	ISHARES TR 3YRTB ETF

ISHP	FIRST TR EXCHANGE TRADED FD VI S NETWRK E-COM
ISMD	NORTHERN LTS FD TR IV INSPIRE SML/ MID
ISMF	iShares Managed Futures Active ETF
ISNRU	SNOW ROTHSCHILD ACQUISITION UNIT EXP 052231
ISOU	ISOENERGY LTD COM NEW
ISPC	ISPECIMEN INC COMMON STOCK
ISPR	ISPIRE TECHNOLOGY INC COM
ISPY	ProShares S&P 500 High Income ETF
ISRA	VANECK ETF TRUST ISRAEL ETF
ISRG	INTUITIVE SURGICAL INC COM NEW
ISSB	IncomeSTKd 1x US Stocks & 1x Bitcoin Premium ETF
ISSC	INNOVATIVE SOLUTIONS & SUPPORT COM
ISTB	ISHARES TR CORE 1 5 YR USD
ISTM	ISHARES U S ETF TR STRATEGIC METALS
ISTR	INVESTAR HOLDING CORP COM
ISUL	GRANITESHARES ETF TR 2X LONG ISRG ETF
ISVL	iShares International Developed Small Cap Value Factor ETF
ISWN	AMPLIFY ETF TR BLACKSWAN ISWN
IT	GARTNER INC COM
ITA	iShares U.S. Aerospace & Defense ETF
ITAN	EA SERIES TRUST SPAR INT VAL ETF
ITB	iShares U.S. Home Construction ETF
ITDB	ISHARES TR LIFEPATH TGT2030
ITDC	ISHARES TR LIFEPATH TGT2035
ITDD	ISHARES TR LIFEPATH TGT2040
ITDE	ISHARES TR LIFEPATH TGT2045
ITDF	ISHARES TR LIFEPATH TGT2050
ITDG	ISHARES TR LIFEPATH TGT2055
ITDH	ISHARES TR LIFEPATH TGT2060
ITDI	ISHARES TR LIFEPATH TGT2065
ITDJ	ISHARES TR LIFEPATH TARGET
ITEQ	AMPLIFY ETF TR AMPLIFY BLUESTAR
ITGR	INTEGER HLDGS CORP COM
ITHA	ITHAX ACQUISITION CORP III USD CL A ORD SHS

ITHAU	ITHAX ACQUISITION CORP III UNIT EXP 111730
ITHAW	ITHAX ACQUISITION CORP III WT EXP 111730
ITIC	INVESTORS TITLE CO NC COM
ITM	VanEck Intermediate Muni ETF
ITOC	ITONIC HOLDINGS LTD ORD SHS CL A
ITOT	ISHARES TR CORE S&P TTL STK
ITP	IT TECH PACKAGING INC COM NEW
ITRG	INTEGRA RES CORP COM
ITRI	ITRON INC COM
ITRN	ITURAN LOCATION AND CONTROL SHS
ITT	ITT INC COM
ITUB	ITAU UNIBANCO HLDG S A SPON ADR REP PFD
ITW	ILLINOIS TOOL WKS INC COM
ITWO	ProShares Russell 2000 High Income ETF
IUS	INVESCO EXCH TRD SLF IDX FD TR RAFI STRATGIC US
IUSB	ISHARES TR CORE UNIVRSL USD
IUSG	ISHARES TR CORE S&P US GWT
IUSV	ISHARES TR CORE S&P US VLU
IVA	INVENTIVA SA ADS
IVAL	EA SERIES TRUST INTL QUAN VALUE
IVDA	IVEDA SOLUTIONS INC COM
IVDAW	IVEDA SOLUTIONS INC WT EXP 040127
IVE	ISHARES TR S&P 500 VAL ETF
IVEP	WEDBUSH SER TR DAN IV AI PW ETF
IVES	WEDBUSH SER TR DAN IVE REVO ETF
IVF	INVO FERTILITY INC. COM
IVLU	ISHARES TR MSCI INTL VLU FT
IVOG	VANGUARD ADMIRAL FDS INC MIDCP 400 GRTH
IVOL	KRANESHARES TRUST QUADRTC INT RT
IVOO	VANGUARD ADMIRAL FDS INC MIDCP 400 IDX
IVOV	VANGUARD ADMIRAL FDS INC MIDCP 400 VAL
IVR	INVESCO MORTGAGE CAPITAL INC COM
IVR-C	INVESCO MORTGAGE CAPITAL INC 7.5% PFD SER C
IVRS	ISHARES TR FUTU META TE ETF

IVSI	ETF OPPORTUNITIES TRUST APPLIED FINANCE
IVSS	ETF OPPORTUNITIES TRUST APPLIED FIN IVS
IVSX	ETF OPPORTUNITIES TRUST APPLIED FINANCE
IVT	INVENTRUST PPTYS CORP COM NEW
IVV	ISHARES TR CORE S&P500 ETF
IVVB	iShares Large Cap Deep Quarterly Laddered ETF
IVVD	INVIVYD INC COM
IVVM	iShares Large Cap Moderate Quarterly Laddered ETF
IVVW	iShares S&P 500 BuyWrite ETF
IVW	ISHARES TR S&P 500 GRWT ETF
IVZ	INVESCO LTD SHS
IWB	ISHARES TR RUS 1000 ETF
IWC	ISHARES TR MICRO-CAP ETF
IWD	ISHARES TR RUS 1000 VAL ETF
IWDL	UBS AG LONDON BRANCH CAL LKD 51
IWF	ISHARES TR RUS 1000 GRW ETF
IWFG	NEW YORK LIFE INVTS ACTIVE ETF WINSLOW FOCUSED
IWFL	UBS AG LONDON BRANCH NT LKD 51
IWL	ISHARES TR RUS TOP 200 ETF
IWLG	NEW YORK LIFE INVTS ACTIVE ETF WINSLOW LAR CAP
IWM	ISHARES TR RUSSELL 2000 ETF
IWMI	NEOS Russell 2000 High Income ETF
IWML	UBS AG LONDON BRANCH CAL LKD 51
IWMW	iShares Russell 2000 BuyWrite ETF
IWMY	TIDAL TRUST II DEFIA R2000 ETF
IWN	ISHARES TR RUS 2000 VAL ETF
IWO	ISHARES TR RUS 2000 GRW ETF
IWP	ISHARES TR RUS MD CP GR ETF
IWR	ISHARES TR RUS MID CAP ETF
IWS	ISHARES TR RUS MDCP VAL ETF
IWV	ISHARES TR RUSSELL 3000 ETF
IWX	ISHARES TR RUS TP200 VL ETF
IWY	ISHARES TR RUS TP200 GR ETF
IX	ORIX CORP SPONSORED ADR

IXC	ISHARES TR GLOBAL ENERG ETF
IXG	ISHARES TR GLOBAL FINLS ETF
IXHL	INCANNEX HEALTHCARE INC COM
IXJ	ISHARES TR GLOB HLTHCRE ETF
IXN	ISHARES TR GLOBAL TECH ETF
IXP	ISHARES TR GBL COMM SVC ETF
IXUS	ISHARES TR CORE MSCI TOTAL
IYC	ISHARES TR US CONSUM DISCRE
IYE	ISHARES TR U.S. ENERGY ETF
IYF	ISHARES TR U.S. FINLS ETF
IYG	ISHARES TR U.S. FIN SVC ETF
IYH	ISHARES TR US HLTHCARE ETF
IYJ	iShares U.S. Industrials ETF
IYK	ISHARES TR US CONSM STAPLES
IYLD	iShares Morningstar Multi-Asset Income ETF
IYM	ISHARES TR U.S. BAS MTL ETF
IYR	ISHARES TR U.S. REAL ES ETF
IYRI	NEOS Real Estate High Income ETF
IYT	iShares U.S. Transportation ETF
IYW	ISHARES TR U.S. TECH ETF
IYY	ISHARES TR DOW JONES US ETF
IYZ	iShares U.S. Telecommunications ETF
IZEA	IZEA WORLDWIDE INC COM NEW
IZM	ICZOOM GROUP INC. CL A ORD SHS
IZRL	ARK Israel Innovative Technology ETF
J	JACOBS SOLUTIONS INC COM
JA	JANUS DETROIT STR TR HENDERSON AA A
JAAA	JANUS DETROIT STR TR HENDRSON AAA CL
JABRU	JAB ACQUISITION CORP I UNIT EXP 060531
JABS	JANUS DETROIT STR TR HENDERSON ASSET
JACK	JACK IN THE BOX INC COM
JACS	JACKSON ACQUISITION CO II COM SHS CL A
JACS^	JACKSON ACQUISITION CO II RT
JACS=	JACKSON ACQUISITION CO II UNIT

JADB	Aptus January Deep Buffer ETF
JADE	J P MORGAN EXCHANGE TRADED FD ACTIVE DEVELOPIN
JAGU	JAGUAR URANIUM CORP CL A COM SHS
JAGX	JAGUAR HEALTH INC COM
JAJL	Innovator Equity Defined Protection ETF - 6mo Jan/Jul
JAKK	JAKKS PAC INC COM NEW
JAN	JANUS LIVING INC CL A-1
JANB	Aptus January Buffer ETF
JANH	Innovator Premium Income 20 Barrier ETF - January
JANI	AllianzIM International Equity Buffer15 Uncapped Jan ETF
JANJ	Innovator Premium Income 30 Barrier ETF - January
JANM	FT Vest U.S. Equity Max Buffer ETF - January
JANP	PGIM S&P 500 Buffer 12 ETF - January
JANT	AllianzIM U.S. Equity Buffer10 Jan ETF
JANU	AllianzIM U.S. Equity Buffer15 Uncapped Jan ETF
JANW	AllianzIM U.S. Equity Buffer20 Jan ETF
JANX	JANUX THERAPEUTICS INC COM
JANZ	Elevation Series Trust
JAPN	LISTED FDS TR HORIZON KINETICS
JATT	JATT II ACQUISITION CORP ORD SHS
JAVA	J P MORGAN EXCHANGE TRADED FD ACTIVE VALUE ETF
JAZZ	JAZZ PHARMACEUTICALS PLC SHS USD
JBBB	Janus Henderson B-BBB CLO ETF
JBDI	JBDI HOLDINGS LTD ORD SHS
JBGS	JBG SMITH PPTYS COM
JBHT	HUNT J B TRANS SVCS INC COM
JBI	JANUS INTERNATIONAL GROUP INC COMMON STOCK
JBIO	JADE BIOSCIENCES INC COM NEW
JBK	CORPORATE BACKED TR CTFS 04-6 A1 3.50
JBL	JABIL INC COM
JBLU	JETBLUE AIRWAYS CORP COM
JBND	J P MORGAN EXCHANGE TRADED FD ACTIVE BOND ETF
JBS	JBS N.V. CL A SHS
JBSS	SANFILIPPO JOHN B & SON INC COM

JBTM	JBT MAREL CORPORATION COM
JCAL	J P MORGAN EXCHANGE TRADED FD CALIFORNIA TAX F
JCAP	JEFFERSON CAPITAL INC COM
JCE	NUVEEN CORE EQUITY ALPHA FD COM
JCHI	J P MORGAN EXCHANGE TRADED FD ACTIVE CHINA ETF
JCI	JOHNSON CONTROLS INTERNATION SHS
JCPB	J P MORGAN EXCHANGE TRADED FD CORE PLUS BD ETF
JCPI	J P MORGAN EXCHANGE TRADED FD INFL MANA BD ETF
JCSE	JE CLEANTECH HOLDINGS LIMITED ORD SHS NEW
JCTC	JEWETT CAMERON TRADING LTD COM NEW
JD	JD.COM INC SPON ADS CL A
JDIV	J P MORGAN EXCHANGE TRADED FD DIVID LEADERS ET
JDOC	J P MORGAN EXCHANGE TRADED FD HEALTHCARE LEADE
JDST	DIREXION SHARES ETF TRUST DAILY JUNIOR GOL
JDVI	JOHN HANCOCK EXCHANGE TRADED DISCIPLINED VAL
JDVL	JOHN HANCOCK EXCHANGE TRADED DISC VALU SE ETF
JDZG	JIADE LIMITED CL A ORD SHS
JEDI	ETF SER SOLUTIONS DEFI DRON MO ETF
JEF	JEFFERIES FINANCIAL GROUP INC COM
JELD	JELD-WEN HLDG INC COM
JELH	Janus Henderson Equity Linked High Income ETF
JELM	Janus Henderson Equity Linked Moderate Income ETF
JEM	707 CAYMAN HLDGS LTD ORD SHS
JEMA	J P MORGAN EXCHANGE TRADED FD ACTIVEBLDRS EMER
JEMB	JANUS DETROIT STR TR HEND EM DEBT ETF
JENA	JENA ACQUISITION CORP II USD CL A ORD SHS
JENA^	JENA ACQUISITION CORP II RT EXP 033130
JENA=	JENA ACQUISITION CORP II UNITS
JEPI	J P MORGAN EXCHANGE TRADED FD EQUITY PREMIUM
JEPQ	J P MORGAN EXCHANGE TRADED FD NASDAQ EQT PREM
JETD	BANK MONTREAL MEDIUM CAL LKD 43
JETS	ETF SER SOLUTIONS US GLB JETS
JETU	BANK MONTREAL MEDIUM CAL LKD 43
JF	J & FRIENDS HOLDINGS LTD SPONSORED ADS

JFB	JFB CONSTR HLDGS CL A
JFIN	JIAYIN GROUP INC SPONSORED ADS
JFLI	J P MORGAN EXCHANGE TRADED FD FLEXIBLE INCOME
JFLX	J P MORGAN EXCHANGE TRADED FD FLEXI DEBT ETF
JFR	NUVEEN FLOATING RATE INCOME FD COM
JFU	9F INC SPON ADS NEW
JG	AURORA MOBILE LTD SPON ADS
JGH	NUVEEN GLOBAL HIGH INCOME FD SHS
JGLO	J P MORGAN EXCHANGE TRADED FD GLOBAL SEL EQUIT
JGRO	J P MORGAN EXCHANGE TRADED FD ACTIVE GROWTH
JGRW	TRUST FOR PROFESSIONAL MANAGER JENSEN QUALITY
JHAC	JOHN HANCOCK EXCHANGE TRADED FUNDAMENTAL ALL
JHAI	JANUS DETROIT STR TR HEND GLOB AR ETF
JHCB	JOHN HANCOCK EXCHANGE TRADED CORPORATE BD
JHCP	JOHN HANCOCK EXCHANGE TRADED CORE PLUS BOND
JHCR	JOHN HANCOCK EXCHANGE TRADED CORE BOND ETF
JHDG	JOHN HANCOCK EXCHANGE TRADED HEDGED EQUITY
JHDV	JOHN HANCOCK EXCHANGE TRADED US HIGH DIVI ETF
JHEM	JOHN HANCOCK EXCHANGE TRADED MULTFCTR EMRNG
JHG	JANUS HENDERSON GROUP PLC ORD SHS
JHHY	JOHN HANCOCK EXCHANGE TRADED HIGH YIELD ETF
JHI	HANCOCK JOHN INVS TR COM
JHID	JOHN HANCOCK EXCHANGE TRADED INTL HIGH ETF
JHLN	JOHN HANCOCK EXCHANGE TRADED GLOBAL SR LN ETF
JHMB	JOHN HANCOCK EXCHANGE TRADED MORTGAGE BACKED
JHMD	JOHN HANCOCK EXCHANGE TRADED MULTI INTL ETF
JHML	JOHN HANCOCK EXCHANGE TRADED MLTFCTR LRG CAP
JHMM	JOHN HANCOCK EXCHANGE TRADED MULTIFACTOR MI
JHMU	JOHN HANCOCK EXCHANGE TRADED DYNAMIC MUNICIP
JHPI	JOHN HANCOCK EXCHANGE TRADED PFD INCOME ETF
JHS	HANCOCK JOHN INCOME SECS TR COM
JHSC	JOHN HANCOCK EXCHANGE TRADED MULTIFACTR SML
JHX	JAMES HARDIE INDS PLC ORD SHS
JIDE	J P MORGAN EXCHANGE TRADED FD INTL DYNAMIC ETF

JIG	J P MORGAN EXCHANGE TRADED FD INTERNL GWT
JIII	JANUS DETROIT STR TR HENDE INCOM ETF
JILL	J JILL INC COM
JIRE	J P MORGAN EXCHANGE TRADED FD INTRNL RES EQT
JIVE	J P MORGAN EXCHANGE TRADED FD JPMORGAN INTL VL
JJSF	J & J SNACK FOODS CORP COM
JKHY	HENRY JACK & ASSOC INC COM
JKS	JINKOSOLAR HLDG CO LTD SPONSORED ADR
JL	J-LONG GROUP LTD SHS CL A
JLHL	JULONG HOLDING LTD CL A SHS
JLL	JONES LANG LASALLE INC COM
JLQD	JANUS DETROIT STR TR HEND CORP BD ETF
JLS	NUVEEN MORTGAGE AND INCOME FD COM
JMBS	JANUS DETROIT STR TR HENDERSON MTG
JMEE	J P MORGAN EXCHANGE TRADED FD SMALL & MID CAP
JMHI	J P MORGAN EXCHANGE TRADED FD HIGH YIELD MUNI
JMIA	JUMIA TECHNOLOGIES AG SPONSORED ADS
JMID	JANUS DETROIT STR TR HENDERSON MID
JMM	NUVEEN MULTI-MKT INCOME FD INC COM
JMMF	J P MORGAN EXCHANGE TRADED FD US TREAS ETF
JMOM	J P MORGAN EXCHANGE TRADED FD US MOMENTUM
JMSB	JOHN MARSHALL BANCORP INC COM
JMSI	J P MORGAN EXCHANGE TRADED FD SUST MUNI IN ETF
JMST	J P MORGAN EXCHANGE TRADED FD ULTRA SHT MUNCPL
JMTG	J P MORGAN EXCHANGE TRADED FD MORTGAGE BACKED
JMUB	J P MORGAN EXCHANGE TRADED FD MUNICIPAL ETF
JNEU	AllianzIM U.S. Equity Buffer15 Uncapped June ETF
JNJ	JOHNSON & JOHNSON COM
JNK	SPDR SERIES TRUST ST BLOO HIGH ETF
JNUG	DIREXION SHARES ETF TRUST DAIL JR GOLD ETF
JOB	GEE GROUP INC COM
JOBX	Tradr 2X Long JOBY Daily ETF
JOBY	JOBY AVIATION INC COMMON STOCK
JOBY+	JOBY AVIATION INC WT EXP 081026

JOE	ST JOE CO COM
JOET	VIRTUS ETF TR II VIRTUS US QLTY
JOF	JAPAN SMALLER CAPITALIZATION F COM
JOJO	TIDAL TRUST I ATAC CREDIT ROT
JOUL	Corgi High Voltage Grid Equipment ETF
JOUT	JOHNSON OUTDOORS INC CL A
JOYT	J P MORGAN EXCHANGE TRADED FD EQUITY AND OPTN
JOYY	JOYY INC ADS REPSTG COM A
JPAN	MATTHEWS INTL FDS JAPAN ACTIVE ETF
JPC	NUVEEN PFD & INCOME OPPORTUNIT COM
JPEF	J P MORGAN EXCHANGE TRADED FD EQUITY FOCUS ETF
JPEM	J P MORGAN EXCHANGE TRADED FD DIV RTN EM EQT
JPFP	J P MORGAN EXCHANGE TRADED FD MANAGED FUTURES
JPHY	J P MORGAN EXCHANGE TRADED FD ACTI HIGH YI ETF
JPIB	J P MORGAN EXCHANGE TRADED FD INTL BD OPP ETF
JPIE	J P MORGAN EXCHANGE TRADED FD INCOME ETF
JPIN	J P MORGAN EXCHANGE TRADED FD DIV RTN INT EQ
JPLD	J P MORGAN EXCHANGE TRADED FD JPMORGAM LTD DUR
JPM	JPMORGAN CHASE & CO COM
JPMB	J P MORGAN EXCHANGE TRADED FD USD EMRNG MKT
JPM-C	JPMORGAN CHASE & CO 6 DEP NCM PFD EE
JPM-D	JPMORGAN CHASE & CO 5.75% SHS PFD DD
JPME	J P MORGAN EXCHANGE TRADED FD DIVERSFED RTRN
JPM-J	JPMORGAN CHASE & CO 4.75% DP SH GG
JPM-K	JPMORGAN CHASE & CO 4.55 DEP PFD JJ
JPM-L	JPMORGAN CHASE & CO 4.625 DEP PFD LL
JPM-M	JPMORGAN CHASE & CO 4.20% DP PFD MM
JPO	TIDAL TRUST II YIELDMAX JP OPT
JPRE	J P MORGAN EXCHANGE TRADED FD RLTY INCOME ETF
JPSE	J P MORGAN EXCHANGE TRADED FD DIVERSFD EQT ETF
JPST	J P MORGAN EXCHANGE TRADED FD ULTRA SHRT ETF
JPSV	J P MORGAN EXCHANGE TRADED FD ACTIVE SM CP VAL
JPUS	J P MORGAN EXCHANGE TRADED FD JPMORGAN DIVER
JPXN	ISHARES TR JPX NIKKEI 400

JPY	LAZARD ACTIVE ETF TR JAPANESE EQUITY
JQC	NUVEEN CR STRATEGIES INCOME FD COM SHS
JQUA	J P MORGAN EXCHANGE TRADED FD US QUALTY FCTR
JRE	JANUS DETROIT STR TR HENDERSON US REL
JRI	NUVEEN REAL ASSET INCOME & GRO COM
JRS	NUVEEN REAL ESTATE INCOME FD COM
JRSH	JERASH HLDGS US INC COM
JRVR	JAMES RIV GROUP LTD COM SHS
JSCP	J P MORGAN EXCHANGE TRADED FD SHORT DURA CORE
JSI	JANUS DETROIT STR TR HEND SECU IN ETF
JSM	NAVIENT CORPORATION SR NT 6% 121543
JSMD	JANUS DETROIT STR TR HENDERSN SML ETF
JSML	JANUS DETROIT STR TR HENDERSN CAP ETF
JSPR	JASPER THERAPEUTICS INC COM NEW
JSPRW	JASPER THERAPEUTICS INC WT EXP 092426
JSTC	TIDAL TRUST I ADASINA SOCIAL
JTAI	JET AI INC COM
JTEK	J P MORGAN EXCHANGE TRADED FD U S TEC LEA ETF
JTNY	J P MORGAN EXCHANGE TRADED FD NEW YORK TAX FRE
JUCY	Aptus Enhanced Yield ETF
JUDB	Aptus July Deep Buffer ETF
JUDO	Janus Henderson U.S. Equity Enhanced Income ETF
JULB	Aptus July Buffer ETF
JULH	Innovator Premium Income 20 Barrier ETF - July
JULJ	Innovator Premium Income 30 Barrier ETF - July
JULM	FT Vest U.S. Equity Max Buffer ETF - July
JULP	PGIM S&P 500 Buffer 12 ETF - July
JULT	AllianzIM U.S. Equity Buffer10 Jul ETF
JULU	AllianzIM U.S. Equity Buffer15 Uncapped Jul ETF
JULW	AllianzIM U.S. Equity Buffer20 Jul ETF
JULZ	Elevation Series Trust
JUNC	Corgi U.S. Equities 10% Structured Buffer ETF - June Series
JUNM	FT Vest U.S. Equity Max Buffer ETF - June
JUNP	PGIM S&P 500 Buffer 12 ETF - June

JUNS	JUPITER NEUROSCIENCES INC COM NEW
JUNT	AllianzIM U.S. Equity Buffer10 Jun ETF
JUNW	AllianzIM U.S. Equity Buffer20 Jun ETF
JUNZ	Elevation Series Trust
JUSA	J P MORGAN EXCHANGE TRADED FD US RESEARCH ENHN
JUST	GOLDMAN SACHS ETF TR JUST US LRG CP
JVA	COFFEE HLDG CO INC COM
JVAL	J P MORGAN EXCHANGE TRADED FD US VALUE FACTR
JWEL	JOWELL GLOBAL LTD SHS NEW
JXG	JX LUXVENTURE GROUP INC ORD SHS
JXI	ISHARES TR GLOB UTILITS ETF
JXN	JACKSON FINANCIAL INC COM CL A
JXN-A	JACKSON FINANCIAL INC 8.00% DEP PFD A
JXX	Janus Henderson Transformational Growth ETF
JYD	JAYUD GLOBAL LOGISTICS LTD USD CL A ORD SHS
JYNT	JOINT CORP COM
JZ	JIANZHI ED TECHNOLOGY GROUP CO SPONSORED ADS
JZXN	JIUZI HOLDINGS INC SHS NEW
KAI	KADANT INC COM
KALA	KALA BIO INC COM
KALU	KAISER ALUMINIUM CORPORATION COM PAR $0.01
KAMO	Kensington Credit Opportunities ETF
KAPA	KAIROS PHARMA LTD COM
KAPR	Innovator U.S. Small Cap Power Buffer ETF - April
KARO	KAROOOOO LTD ORD SHS
KARS	KRANESHARES TRUST ELEC VEH FUTUR
KAT	ADVISORS SER TR SCHARF ETF
KAUG	Innovator US Small Cap Power Buffer ETF - August
KB	KB FINL GROUP INC SPONSORED ADR
KBA	KRANESHARES TRUST BOSE MSC CHI ETF
KBAB	KRANESHARES TRUST 2X LONG BABA ETF
KBDC	KAYNE ANDERSON BDC INC COM SHS
KBDU	KRANESHARES TRUST 2X LONG BIDU DLY
KBE	SPDR SERIES TRUST ST STR SP BANK

KBFR	INNOVATOR ETFS TRUST US SMALL CAP MAN
KBH	KB HOME COM
KBON	KARBON CAP PARTNERS CORP ORD SHS CL A
KBONU	KARBON CAP PARTNERS CORP UNIT EXP 121130
KBONW	KARBON CAP PARTNERS CORP WT EXP 121130
KBR	KBR INC COM
KBSX	FST CORP. ORD SHS
KBUF	KRANESHARES TRUST 90 KWEB JAN 27
KBWB	INVESCO EXCHANGE-TRADED FD TR KBW BK ETF
KBWD	INVESCO EXCHANGE-TRADED FD TR KBW HIG DV YLD
KBWP	INVESCO EXCHANGE-TRADED FD TR KBW PPTY CASUT
KBWY	INVESCO EXCHANGE-TRADED FD TR KBW PREM YIELD
KC	KINGSOFT CLOUD HLDGS LTD ADS
KCA=	KENSINGTON CAP ACQUIST CORP VI UNIT
KCAC+	KENSINGTON CAP ACQUIST CORP VI WT EXP
KCAC=	KENSINGTON CAP ACQUIST CORP VI UNIT
KCAI	KRANESHARES TRUST CHINA ALPHA INDE
KCCA	KRANESHARES TRUST CALIFORNIA CARB
KCE	SPDR SERIES TRUST ST STR SP CAPMKT
KCHV	KOCHAV DEFENSE ACQUI CO SHS CL A
KCHVR	KOCHAV DEFENSE ACQUI CO RT EXP 052130
KCHVU	KOCHAV DEFENSE ACQUI CO UNIT EXP 052130
KCOP	Kurv Copper & Mining Enhanced Income ETF
KCSH	KRANESHARES TRUST SUST UL SHOR ETF
KD	KYNDRYL HLDGS INC COMMON STOCK
KDEC	Innovator U.S. Small Cap Power Buffer ETF - December
KDEF	EXCHANGE LISTED FDS TR PLUS KOREA DEFE
KDK	KODIAK AI INC. COM
KDKRW	KODIAK AI INC. WT EXP 092530
KDP	KEURIG DR PEPPER INC COM
KDRN	ETF OPPORTUNITIES TRUST KINGSBARN TACTIC
KDVD	GABELLI ETFS TRUST KEELEY DIVIDEND
KE	KIMBALL ELECTRONICS INC COM
KEAT	EA SERIES TRUST KEATING ACTI ETF

KEEL	KEEL INFRASTRUCTURE CORP COM SHS
KEEX	Defiance Daily Target 2x Long KEEL ETF
KELYA	KELLY SVCS INC CL A
KELYB	KELLY SVCS INC CL B
KEMQ	KRANESHARES TRUST EMRNG MKT CONS
KEMX	KRANESHARES TRUST MSCI EMG EX CH
KEN	KENON HLDGS LTD SHS
KEP	KOREA ELEC PWR CORP SPONSORED ADR
KEQU	KEWAUNEE SCIENTIFIC CORP COM
KEX	KIRBY CORP COM
KEY	KEYCORP COM
KEY-I	KEYCORP DEP SHS 1/40 E
KEY-J	KEYCORP DEP SHS PFD F
KEY-K	KEYCORP DP SHS PFD G
KEY-L	KEYCORP 6.2% DP SH PFD H
KEYS	KEYSIGHT TECHNOLOGIES INC COM
KEYYU	KEYSTONE ACQUISITION CORP UNIT EXP 052831
KF	KOREA FD INC COM NEW
KFEB	Innovator U.S. Small Cap Power Buffer ETF - February
KFFB	KENTUCKY FIRST FED BANCORP COM
KFII	K&F GROWTH ACQUISITION CORP II SHS CL A
KFIIR	K&F GROWTH ACQUISITION CORP II RT EXP 082931
KFIIU	K&F GROWTH ACQUISITION CORP II UNIT
KFRC	KFORCE INC COM
KFY	KORN FERRY COM NEW
KG	KESTREL GROUP LTD COM
KGC	KINROSS GOLD CORP COM
KGEI	KOLIBRI GLOBAL ENERGY INC COM NEW
KGLD	Kurv Gold Enhanced Income ETF
KGRN	KRANESHARES TRUST MSCI CHINA CLEAN
KGS	KODIAK GAS SVCS INC COM
KHC	KRAFT HEINZ CO COM
KHPI	Kensington Hedged Premium Income ETF
KHYB	KRANESHARES TRUST ASIA PACIFIC ETF

KIDS	ORTHOPEDIATRICS CORP COM
KIDZ	KIDZ AI INC CL B NEW
KIDZW	KIDZ AI INC WT EXP 040330 B
KIE	SPDR SERIES TRUST ST STR SP INS
KIM	KIMCO REALTY CORP COM
KIM-L	KIMCO REALTY CORP 5.125% DEP PFD L
KIM-M	KIMCO REALTY CORP 5.25% DEP SHS M
KIM-N	KIMCO REALTY CORP DP CV CL N 7.25%
KINS	KINGSTONE COS INC COM
KIO	KKR INCOME OPPORTUNITIES FD COM
KIQQ	KRANESHARES TRUST INSP NAS DYN BUF
KITT	NAUTICUS ROBOTICS INC COM
KITTW	NAUTICUS ROBOTICS INC WT EXP 031527
KJAN	Innovator U.S. Small Cap Power Buffer ETF - January
KJD	KRANESHARES TRUST 2X LONG JD DAILY
KJUL	Innovator U.S. Small Cap Power Buffer ETF - July
KJUN	Innovator U.S. Small Cap Power Buffer ETF - June
KKR	KKR & CO INC COM
KKR-D	KKR & CO INC 6.25 CON SER D
KKRS	KKR GROUP FIN CO IX LLC SUB NT 61
KKRT	KKR & CO INC CAL 65
KLAC	KLA CORP COM NEW
KLAG	THEMES ETF TR LEVERAGE SHS 2X
KLAR	KLARNA GROUP PLC SHS
KLC	KINDERCARE LEARNING COMPANIES COM
KLIC	KULICKE & SOFFA INDS INC COM
KLIP	KRANESHARES TRUST KWEB COVERD CALL
KLMN	INVESCO EXCHANGE-TRADED FD TR MSCI NORTH AMER
KLMT	INVESCO EXCHANGE-TRADED FD TR MSCI CLIMATE 500
KLRA	KAILERA THERAPEUTICS INC COMMON STOCK
KLRS	KALARIS THERAPEUTICS INC COM
KLTR	KALTURA INC COM
KLXE	KLX ENERGY SERVICES HOLDINGS COM NEW
KMAR	Innovator U.S. Small Cap Power Buffer ETF - March

KMAY	Innovator U.S. Small Cap Power Buffer ETF - May
KMB	KIMBERLY-CLARK CORP COM
KMCA	EXCHANGE LISTED FDS TR PLUS KOR MAN ETF
KMDA	KAMADA LTD SHS
KMI	KINDER MORGAN INC DEL COM
KMID	VIRTUS ETF TR II KAR MID-CAP ETF
KMLI	KRANESHARES TRUST 2X LONG MELI
KMLM	KRANESHARES TRUST MOUNT LUCAS ETF
KMPB	KEMPER CORP NT CALL 62
KMPR	KEMPER CORP COM
KMRK	K-TECH SOLUTIONS CO LTD CL A ORD SHS
KMT	KENNAMETAL INC COM
KMTS	KESTRA MED TECHNOLOGIES LTD SHS
KMX	CARMAX INC COM
KN	KNOWLES CORP COM
KNCT	INVESCO EXCHANGE TRADED FD TR NEXT GEN CON ETF
KNDI	KANDI TECHNOLOGIES GROUP INC USD ORD SHS
KNF	KNIFE RIVER CORP COMMON STOCK
KNG	FT Vest S&P 500 Dividend Aristocrats Target Income ETF
KNGZ	FIRST TR EXCHANGE TRADED FD VI FIRST TRUST S&P
KNO	EXCHANGE LISTED FDS TR AXS KNO LEA ETF
KNOP	KNOT OFFSHORE PARTNERS LP COM UNITS
KNOV	Innovator U.S. Small Cap Power Buffer ETF - November
KNOW	Fundamentals First ETF
KNRG	SIMPLIFY EXCHANGE TRADED FUNDS KAYNE ANDERSON
KNRX	KNOREX LTD. ORD CL A
KNSA	KINIKSA PHARMACEUTICALS INTL P ORD SHS CL A
KNSL	KINSALE CAP GROUP INC COM
KNTK	KINETIK HOLDINGS INC COM NEW CL A
KNX	KNIGHT-SWIFT TRANSN HLDGS INC CL A
KO	COCA COLA CO COM
KOCT	Innovator U.S. Small Cap Power Buffer ETF - October
KOD	KODIAK SCIENCES INC COM
KODK	EASTMAN KODAK CO COM NEW

KOF	COCA-COLA FEMSA SAB DE CV SPONS ADS REP
KOID	KRANESHARES TRUST GBL HUMANOID ROB
KOKU	DBX ETF TR XTRACKERS MSCI
KOLD	PROSHARES TR II ULSHT BLOOMB GAS
KOMP	SPDR SERIES TRUST SP KENSHO NEWEC
KONG	Formidable Fortress ETF
KOOL	SPINNAKER ETF SERIES NORTH SHORE EQTY
KOP	KOPPERS HOLDINGS INC COM
KOPN	KOPIN CORP COM
KORE	KORE GROUP HLDGS INC COM NEW
KORP	AMERICAN CENTY ETF TR DIVERSIFID CRP
KORU	DIREXION SHARES ETF TRUST DAIL MS KORE ETF
KOS	KOSMOS ENERGY LTD COM
KOSS	KOSS CORP COM
KOYN	CSLM DIGITA ASSET ACQ CORP III USD CL A ORD SHS
KOYNU	CSLM DIGITA ASSET ACQ CORP III UNIT EXP 081230
KOYNW	CSLM DIGITA ASSET ACQ CORP III WT EXP 082832
KPDD	KRANESHARES TRUST 2X LNG PDD ETF
KPET	KPET ULTRA PACELINE CORP ORD CL A
KPET+	KPET ULTRA PACELINE CORP WT EXP 030136
KPET=	KPET ULTRA PACELINE CORP UNITS
KPHO	KRANESHARES TRUST DRAGON CAP GRWTH
KPLT	KATAPULT HOLDINGS INC COM NEW
KPRO	KRANESHARES TRUST 100 KWEB JAN 27
KPRX	KIORA PHARMACEUTICALS INC COM
KPTI	KARYOPHARM THERAPEUTICS INC COM NEW
KQQQ	KURV ETF TR TECH TIT SEL ETF
KR	KROGER CO COM
KRAQ	KRAKACQUISITION CORPORATION CL A ORD SHS
KRAQU	KRAKACQUISITION CORPORATION UNIT EXP 122330
KRAQW	KRAKACQUISITION CORPORATION WT EXP 122330
KRBN	KRANESHARES TRUST GLOBAL CARB STRA
KRC	KILROY REALTY CORP COM
KRE	SPDR SERIES TRUST ST STR SP REGBNK

KREF	KKR REAL ESTATE FIN TR INC COM
KREF-A	KKR REAL ESTATE FIN TR INC 6.5% SER A PFD
KRG	KITE REALTY GROUP TRUST COM NEW
KRKR	36KR HOLDINGS INC SPONSORED ADR
KRMA	GLOBAL X FDS CONSCIOUS COS
KRMD	KORU MEDICAL SYSTEMS INC COM
KRMN	KARMAN HLDGS INC COMMON STOCK
KRNT	KORNIT DIGITAL LTD SHS
KRNY	KEARNY FINL CORP MD COM
KRO	KRONOS WORLDWIDE INC COM
KROP	GLOBAL X FDS AGTECH AND FOOD
KROS	KEROS THERAPEUTICS INC COM
KRP	KIMBELL RTY PARTNERS LP UNIT
KRRO	KORRO BIO INC COM
KRSP	RICE ACQUISITION CORP 3 ORD SHS CL A
KRSP+	RICE ACQUISITION CORP 3 WT EXP
KRSP=	RICE ACQUISITION CORP 3 UNIT
KRT	KARAT PACKAGING INC COM
KRUS	KURA SUSHI USA INC CL A COM
KRWX	Corgi South Korea 2x Daily ETF
KRYP	PROSHARES TR COIN 20 CRYP ETF
KRYS	KRYSTAL BIOTECH INC COM
KSA	ISHARES TR MSCI SAUDI ARBIA
KSCP	KNIGHTSCOPE INC CL A NEW
KSEP	Innovator U.S. Small Cap Power Buffer ETF - September
KSLV	Kurv Silver Enhanced Income ETF
KSPI	KASPI KZ JSC SPONSORED ADS
KSPY	KRANESHARES TRUST HEDGEYE HEDGED E
KSS	KOHLS CORP COM
KSTR	KRANESHARES TRUST SSE STAR MRKT 50
KT	KT CORP SPONSORED ADR
KTB	KONTOOR BRANDS INC COM
KTCC	KEY TRONIC CORP COM
KTEC	KRANESHARES TRUST HANG SENG TECH

KTF	DWS MUN INCOME TR COM
KTH	CORTS TR PECO ENERGY CAP TRIII CORTS 8.00%
KTN	CREDIT-ENHANCED CORTS TR FOR A CORTS 8.205%
KTOS	KRATOS DEFENSE & SEC SOLUTIONS COM NEW
KTTA	PASITHEA THERAPEUTICS CORP COM NEW
KTTAW	PASITHEA THERAPEUTICS CORP WT EXP 081226
KTUP	T-REX 2X Long KTOS Daily Target ETF
KTWO	K2 CAP ACQUISITION CORP ORD SHS CL A
KTWOR	K2 CAP ACQUISITION CORP RT EXP 073027
KTWOU	K2 CAP ACQUISITION CORP UNIT EXP 012230
KULR	KULR TECHNOLOGY GROUP INC COM
KURA	KURA ONCOLOGY INC COM
KURE	KRANESHARES TRUST MSCI ALL CHINA
KUST	KUSTOM ENTERTAINMENT INC COM
KVAC	KEEN VISION ACQUISITION CORP SHS
KVACU	KEEN VISION ACQUISITION CORP UNIT
KVACW	KEEN VISION ACQUISITION CORP WT EXP 031528
KVHI	KVH INDS INC COM
KVLE	KRANESHARES TRUST KRANESHARES VALU
KVUE	KENVUE INC COM
KVYO	KLAVIYO INC COM SER A
KW	KENNEDY-WILSON HOLDINGS INC COM
KWEB	KRANESHARES TRUST CSI CHI INTERNET
KWIN	KRANESHARES TRUST WAHE ALT INC ETF
KWM	K WAVE MEDIA LTD ORD SHS
KWMWW	K WAVE MEDIA LTD WT EXP 051430
KWR	QUAKER HOUGHTON COM
KWT	iShares MSCI Kuwait ETF
KWY	KINGSWAY CORP COM NEW
KXI	ISHARES TR GLB CNSM STP ETF
KXIN	KAIXIN HLDGS SHS NEW
KYC	Corgi Digital Banking & Fintech Infrastructure ETF
KYIV	KYIVSTAR GROUP LTD ORD SHS
KYIVW	KYIVSTAR GROUP LTD WT EXP 081430

KYLD	Kurv High Income ETF
KYMR	KYMERA THERAPEUTICS INC COM
KYN	KAYNE ANDERSON ENERGY INFRSTR COM
KYNB	KYNTRA BIO INC COM NEW
KYTX	KYVERNA THERAPEUTICS INC COM
KZIA	KAZIA THERAPEUTICS LTD SPONSORED ADS
L	LOEWS CORP COM
LAB	STANDARD BIOTOOLS INC COM
LABD	DIREXION SHARES ETF TRUST DAI BIO BEA ETF
LABT	LAKEWOOD-AMEDEX BIOTHERAPEUTIC COM SHS
LABU	DIREXION SHARES ETF TRUST DA BI BU 3X ETF
LABX	Tradr 2X Long ALAB Daily ETF
LAC	LITHIUM AMERS CORP NEW COM SHS
LACG	THEMES ETF TR LEVERAGE SHS 2X
LAD	LITHIA MTRS INC COM
LADR	LADDER CAP CORP CL A
LAES	SEALSQ CORP ORD SHS
LAFA	LAFAYETTE ACQUISITION CORP ORD SHS
LAFAR	LAFAYETTE ACQUISITION CORP RT EXP 102430
LAFAU	LAFAYETTE ACQUISITION CORP UNIT EXP 102430
LAKE	LAKELAND INDS INC COM
LALT	FIRST TR EXCHNG TRADED FD VIII MULTI STRATEGY
LAMR	LAMAR ADVERTISING CO CL A
LAND	GLADSTONE LD CORP COM
LANDO	GLADSTONE LD CORP PFD SER B 6%
LANDP	GLADSTONE LD CORP 6% SER C CUM PFD
LANV	LANVIN GROUP HOLDINGS LIMITED SHS
LANV+	LANVIN GROUP HOLDINGS LIMITED WT EXP 011428
LAPR	Innovator Premium Income 15 Buffer ETF - April
LAR	LITHIUM ARGENTINA AG COM SHS
LARK	LANDMARK BANCORP INC COM
LASE	LASER PHOTONICS CORP COM
LASR	NLIGHT INC COM
LATA	GALATA ACQUISITION CORP II ORD SHS CL A

LATAU	GALATA ACQUISITION CORP II UNIT EXP 091230
LATAW	GALATA ACQUISITION CORP II WT EXP 091230
LATR	Corgi Buy Now Pay Later ETF
LAUR	LAUREATE ED INC COMMON STOCK
LAW	CS DISCO INC COM
LAWR	ROBOT CONSULTING CO LTD SPONSORED ADS
LAZ	LAZARD INC COM
LB	LANDBRIDGE COMPANY LLC CL A
LBAY	TIDAL TRUST I LEATHERBACK LNG
LBGJ	LI BANG INTL CORP INC SHS NEW CL A
LBO	WHITEWOLF Publicly Listed Private Equity ETF
LBRDA	LIBERTY BROADBAND CORP COM SER A
LBRDK	LIBERTY BROADBAND CORP COM SER C
LBRDP	LIBERTY BROADBAND CORP CUM PFD SR A
LBRT	LIBERTY ENERGY INC COM CL A
LBRX	LB PHARMACEUTICALS INC COM SHS
LBTYA	LIBERTY GLOBAL LTD COM CL A
LBTYB	LIBERTY GLOBAL LTD COM CL B
LBTYK	LIBERTY GLOBAL LTD COM CL C
LC	LENDINGCLUB ISSUANCE TR SER COM NEW
LCAP	Principal Capital Appreciation Select ETF
LCCC	LAKESHORE ACQUISITION III CORP USD ORD SHS
LCCCR	LAKESHORE ACQUISITION III CORP RT EXP 080126
LCCCU	LAKESHORE ACQUISITION III CORP UNIT
LCDL	GRANITESHARES ETF TR 2X LONG LCID ETF
LCDS	J P MORGAN EXCHANGE TRADED FD FUNDAMENTAL DATA
LCF	Touchstone US Large Cap Focused ETF
LCFY	LOCAFY LIMITED SHS NEW
LCFYW	LOCAFY LIMITED WT EXP 032927
LCID	LUCID GROUP INC COM NEW
LCII	LCI INDS COM
LCLG	ADVISORS SER TR LOGAN CAP BRD IN
LCLN	LINCOLN INTL INC CL A
LCNB	LCNB CORP COM

LCO	TIDAL TR IV LOGI CON OPP ETF
LCOW	Pacer S&P 500 Quality FCF Aristocrats ETF
LCR	MANAGED PORTFOLIO SERIES LEUTH CORE ETF
LCTD	BLACKROCK ETF TRUST ISHA WORL EX ETF
LCTU	BLACKROCK ETF TRUST ISHA US AWAR ETF
LCTX	LINEAGE CELL THERAPEUTICS INC COM
LCUT	LIFETIME BRANDS INC COM
LDDR	LifeX 2035 Income Bucket ETF
LDEM	ISHARES TR ESG MSCI EM LDRS
LDI	LOANDEPOT INC COM CL A
LDOS	LEIDOS HOLDINGS INC COM
LDP	COHEN & STEERS LTD DURATION PF COM
LDRC	ISHARES TR IBOND 1 5 YR ETF
LDRH	ISHARES TR IBONDS 1-5 YR HI
LDRI	ISHARES TR IBONDS 1-5 YR TI
LDRT	ISHARES TR IBONDS 1-5 YR TR
LDRX	RBB FD INC SGI ENHA MKT ETF
LDSF	FIRST TR EXCHNG TRADED FD VIII LOW DUR STRTGC
LDUR	PIMCO ETF TR ENHNCD LW DUR AC
LE	LANDS END INC NEW COM
LEA	LEAR CORP COM NEW
LEAD	Siren DIVCON Leaders Dividend ETF
LECO	LINCOLN ELEC HLDGS INC COM
LEDS	SEMILEDS CORP COM NEW
LEE	LEE ENTERPRISES INC COM
LEG	LEGGETT & PLATT INC COM
LEGH	LEGACY HOUSING CORP COM
LEGN	LEGEND BIOTECH CORP SPONSORED ADS
LEGO	LEGATO MERGER CORP IV ORD SHS
LEGO+	LEGATO MERGER CORP IV WT EXP
LEGO=	LEGATO MERGER CORP IV UNITS
LEGR	FIRST TR EXCHANGE TRADED FD VI INDXX INOVTV ETF
LEMB	ISHARES INC JP MORGAN EM ETF
LEN	LENNAR CORP CL A

LEN.B	LENNAR CORP CL B
LEND	SEI EXCHANGE TRADED FUNDS HIGH YIELD BOND
LENS	Sarmaya Thematic ETF
LENZ	LENZ THERAPEUTICS INC COM
LEO	BNY MELLON STRATEGIC MUNS INC COM
LESL	LESLIES INC COM
LEU	CENTRUS ENERGY CORP CL A
LEUX	Tradr 2X Long LEU Daily ETF
LEVI	LEVI STRAUSS & CO NEW CL A COM STK
LEXI	LISTED FDS TR ALEX PRA TAC ETF
LEXX	LEXARIA BIOSCIENCE CORP COM NEW
LFAC	LEAPFROG ACQUISITION CORP CL A ORD SHS
LFACU	LEAPFROG ACQUISITION CORP UNIT EXP 111030
LFACW	LEAPFROG ACQUISITION CORP WT EXP 111030
LFAI	LifeX 2050 Longevity Income ETF
LFAO	LifeX 2055 Longevity Income ETF
LFAW	LifeX 2060 Longevity Income ETF
LFBE	LifeX 2065 Longevity Income ETF
LFCR	LIFECORE BIOMEDICAL INC COM
LFDR	LifeX Durable Income ETF
LFEQ	VANECK ETF TRUST LONG/FLAT TREND
LFGY	TIDAL TRUST II YIELDMAX CRYPTO
LFMD	LIFEMD INC COM
LFMDP	LIFEMD INC 8.875% CUM PFD A
LFS	LEIFRAS CO LTD SPONSORED ADS
LFSC	RBB FD INC F M EME LIFE ETF
LFST	LIFESTANCE HEALTH GROUP INC COM
LFT	LUMENT FINANCE TRUST INC COM
LFT-A	LUMENT FINANCE TRUST INC 7.875% CUM PFD A
LFTO	LIFTOFF MOBILE INC COM
LFUS	LITTELFUSE INC COM
LFVN	LIFEVANTAGE CORP COM NEW
LFWD	LIFEWARD LTD SHS
LGCF	THEMES ETF TR US CASH FLOW CHA

LGCL	LUCAS GC LTD CL A NEW
LGCY	LEGACY ED INC COM
LGDX	TIDAL TRUST III INTECH S&P LARGE
LGH	NORTHERN LTS FD TR III HCM DEFEN 500
LGHL	LION GROUP HOLDING LTD SPONSORED ADS
LGHT	SPINNAKER ETF SERIES LANGAR GLOBAL HE
LGI	LAZARD GLOBAL TOTAL RETURN & COM
LGIH	LGI HOMES INC COM
LGL	LGL GROUP INC COM
LGL^	LGL GROUP INC RT EXP 062326
LGLV	SPDR SERIES TRUST ST STR R1K LOWV
LGN	LEGENCE CORP CL A
LGND	LIGAND PHARMACEUTICALS INC COM NEW
LGO	LARGO INC COM
LGOV	FIRST TR EXCHANGE-TRADED FD IV LNG DUR OPRTUN
LGPS	LOGPROSTYLE INC COM
LGRO	ALPS ETF TR LEVE FOU CAP ETF
LGVN	LONGEVERON INC CL A NEW
LH	LABCORP HOLDINGS INC COM SHS
LHAI	LINKHOME HLDGS INC COM
LHSW	LIANHE SOWELL INTL GROUP LTD CL A ORD SHS
LHX	L3HARRIS TECHNOLOGIES INC COM
LI	LI AUTO INC SPONSORED ADS
LIAE	LifeX 2050 Inflation-Protected Longevity Income ETF
LIAM	LifeX 2055 Inflation-Protected Longevity Income ETF
LIAU	LifeX 2060 Inflation-Protected Longevity Income ETF
LIBD	LifeX 2065 Inflation-Protected Longevity Income ETF
LICN	LICHEN INTL LTD SHS NEW CL A
LIDR	AEYE INC CL A NEW
LIDRW	AEYE INC WT EXP 093027
LIEN	CHICAGO ATLANTIC BDC INC COM
LIF	LIFE360 INC COM
LIFE	ETHOS TECHNOLOGIES INC CL A
LIFT	LifeX 2028 Income Bucket ETF

LII	LENNOX INTL INC COM
LILA	LIBERTY LATIN AMERICA LTD COM CL A
LILAK	LIBERTY LATIN AMERICA LTD COM CL C
LILAV	LIBERTY LATIN AMERICA LTD
LILKV	LIBERTY LATIN AMERICA LTD
LILPV	LIBERTY LATIN AMERICA LTD 9 FXD CUM PREF
LIMI	Themes Lithium & Battery Metal Miners ETF
LIMN	LIMINATUS PHARMA INC. CL A
LIMNW	LIMINATUS PHARMA INC. WT EXP 043030
LIN	LINDE PLC SHS
LINC	LINCOLN EDL SVCS CORP COM
LIND	LINDBLAD EXPEDITIONS HLDGS INC COM
LINE	LINEAGE INC COM
LINK	INTERLINK ELECTRS INC COM NEW
LINT	DIREXION SHARES ETF TRUST DAILY INTC BULL
LION	LIONSGATE STUDIOS CORP COM
LIQT	LIQTECH INTL INC COM
LIT	GLOBAL X FDS LITHIUM BTRY ETF
LITB	LIGHTINTHEBOX HLDG CO LTD SPONSORED ADR
LITE	LUMENTUM HLDGS INC COM
LITL	SIMPLIFY EXCHANGE TRADED FUNDS PIPE SAND SM ETF
LITP	SPROTT FDS TR LITHIUM MINERS
LITS	LITE STRATEGY INC COM
LITU	T-REX 2X Long LITE Daily Target ETF
LITX	Tradr 2X Long LITE Daily ETF
LITZ	Tradr 2X Short LITE Daily ETF
LIVE	LIVE VENTURES INC COM NEW
LIVN	LIVANOVA PLC SHS
LIXT	LIXTE BIOTECHNOLOGY HLDGS INC COM
LJAN	Innovator Premium Income 15 Buffer ETF - January
LJUL	Innovator Premium Income 15 Buffer ETF - July
LKFN	LAKELAND FINL CORP COM
LKFT	LAKEFRONT BIOTHERAPEUTICS NV SPON ADR
LKOR	FlexShares Credit-Scored US Long Corporate Bond Index Fund

LKQ	LKQ CORP COM
LKSP	LAKE SUPERIOR ACQUISITION CO USD CL A ORD SHS
LKSPR	LAKE SUPERIOR ACQUISITION CO RT EXP 091930
LKSPU	LAKE SUPERIOR ACQUISITION CO UNIT EXP 091930
LLDR	GLOBAL X FDS LONG-TERM TREAS
LLY	ELI LILLY & CO COM
LLYVA	LIBERTY LIVE HOLDINGS INC COM SER A
LLYVK	LIBERTY LIVE HOLDINGS INC COM SHS SER C
LLYX	TIDAL TRUST II DEFIANCE DAILY
LMAT	LEMAITRE VASCULAR INC COM
LMB	LIMBACH HLDGS INC COM
LMBS	FIRST TR EXCHANGE-TRADED FD IV FST LOW OPPT EFT
LMFA	LM FDG AMER INC COM NEW
LMND	LEMONADE INC COM
LMNR	LIMONEIRA CO COM
LMNX	TIDAL TRUST II DEFI DA LMND ETF
LMRI	LUMEXA IMAGING HOLDINGS INC COM
LMT	LOCKHEED MARTIN CORP COM
LMTL	DIREXION SHARES ETF TRUST DAILY LMT BULL
LMUB	ISHARES TR LONG TERM MUNI
LNAI	LUNAI BIOWORKS INC COM SHS
LNC	LINCOLN NATL CORP IND COM
LNC-D	LINCOLN NATL CORP IND 9% DEP PFD SR D
LND	BRASILAGRO COMPANHIA BRASILEIR SPONSORED ADR
LNG	CHENIERE ENERGY INC COM NEW
LNGX	GLOBAL X FDS US NATURAL GAS
LNKS	LINKERS INDS LTD ORD SHS CL A
LNN	LINDSAY CORP COM
LNOK	Defiance Daily Target 2X Long NOK ETF
LNSR	LENSAR INC COM
LNT	ALLIANT ENERGY CORP COM
LNTH	LANTHEUS HLDGS INC COM
LNZA	LANZATECH GLOBAL INC COM NEW
LNZAW	LANZATECH GLOBAL INC WT EXP 010128

LOAN	MANHATTAN BRDG CAP INC COM
LOAR	LOAR HOLDINGS INC COM SHS
LOB	LIVE OAK BANCSHARES INC COM
LOB-A	LIVE OAK BANCSHARES INC 8.375 DEP PF A
LOBO	LOBO TECHNOLOGIES LTD ORD SHS CL A
LOCL	LOCAL BOUNTI CORP COM NEW
LOCO	EL POLLO LOCO HLDGS INC COM
LOCT	Innovator Premium Income 15 Buffer ETF - October
LODE	COMSTOCK INC COM SHS
LODI	ETF SER SOLUTIONS AAM SLC LOW DUR
LOFF	DIREXION SHARES ETF TRUST DLY SPCX BULL 2X
LOGI	LOGITECH INTL S A SHS
LOGO	TIDAL TRUST III ALPHA BRANDS
LOHA	Roundhill HALO ETF
LOKV	LIVE OAK ACQUISITION CORP V CL A SHS
LOKVU	LIVE OAK ACQUISITION CORP V UNIT EXP 022030
LOKVW	LIVE OAK ACQUISITION CORP V WT EXP
LOMA	LOMA NEGRA C I A S A MTN 144A SPONSORED ADS
LONA	LEONABIO INC COM
LONZ	PIMCO ETF TR SR LN ACTIVE ETF
LOOP	LOOP INDS INC COM
LOPE	GRAND CANYON ED INC COM
LOPP	GABELLI ETFS TRUST LOVE OUR PLANET
LOT	LOTUS TECHNOLOGY INC SPONSORED ADR
LOTI	TWO RDS SHARED TR LIBE ON INCO ETF
LOTWW	LOTUS TECHNOLOGY INC WT EXP 022229
LOUP	INNOVATOR ETFS TRUST INNOVATOR DEEPW
LOVE	LOVESAC CO COM
LOW	LOWES COS INC COM
LOWV	AB ACTIVE ETFS INC US LOW VOLATIL
LPA	LOGISTIC PROPERTIES OF THE AME USD ORD SHS
LPAA	LAUNCH ONE ACQUISITION CORP SHS CLASS A
LPAAU	LAUNCH ONE ACQUISITION CORP UNIT
LPAAW	LAUNCH ONE ACQUISITION CORP WT EXP 060131

LPBB	LAUNCH TWO ACQUISITION CORP. ORD SHS CL A
LPBBU	LAUNCH TWO ACQUISITION CORP. UNIT EXP 082229
LPBBW	LAUNCH TWO ACQUISITION CORP. WT EXP 100929
LPCN	LIPOCINE INC NEW COM NEW
LPCV	LAUNCHPAD CADENZA ACQU CORP I USD CL A ORD SHS
LPCVU	LAUNCHPAD CADENZA ACQU CORP I UNIT EXP 121530
LPCVW	LAUNCHPAD CADENZA ACQU CORP I WT EXP 121530
LPG	DORIAN LPG LTD SHS USD
LPL	LG DISPLAY CO LTD SPONS ADR REP
LPLA	LPL FINL HLDGS INC COM
LPRE	EXCHANGE LISTED FDS TR LONG PON REA ETF
LPRO	OPEN LENDING CORP COM
LPSN	LIVEPERSON INC COM
LPTH	LIGHTPATH TECHNOLOGIES INC COM CL A
LPX	LOUISIANA PAC CORP COM
LQ	SIMPLIFY EXCHANGE TRADED FUNDS TAXAWARE ALT ETF
LQAI	EXCHANGE LISTED FDS TR LG QRAFT AI POWE
LQD	ISHARES TR IBOXX INV CP ETF
LQDA	LIQUIDIA CORPORATION COM NEW
LQDB	ISHARES TR BBB RATED CORP
LQDH	ISHARES U S ETF TR INT RT HDG C B
LQDI	iShares Inflation Hedged Corporate Bond ETF
LQDM	Amplify LQD Investment Grade 12% Target Income ETF
LQDT	LIQUIDITY SVCS INC COM
LQDW	iShares Investment Grade Corporate Bond BuyWrite Strategy ETF
LQID	Kurv Enhanced Short Maturity ETF
LQTI	FIRST TR EXCHANGE-TRADED FD IV VEST INVESTMENT
LRCU	Tradr 2X Long LRCX Daily ETF
LRCX	LAM RESEARCH CORP COM NEW
LRE	LEAD REAL ESTATE CO LTD SPON ADS
LRGC	AB ACTIVE ETFS INC US LA CAP ST ETF
LRGE	LEGG MASON ETF INVT CLEARBRIDGE LRG
LRGF	ISHARES TR U S EQUITY FACTR
LRGG	NOMURA ETF TR FOCU LARG GR ETF

LRHC	LA ROSA HLDGS CORP COM NEW
LRMR	LARIMAR THERAPEUTICS INC COM
LRN	STRIDE INC COM
LRND	NEW YORK LIFE INVESTMENTS ETF NYLI US LC R&D L
LRNZ	ELEVATION SERIES TRUST TRUESHS TECH AI
LSAF	TWO RDS SHARED TR LDRSHS ALPFACT
LSAK	LESAKA TECHNOLOGIES INC COM NEW
LSAT	TWO RDS SHARED TR LEASERSHS ALPHAF
LSBK	LAKE SHORE BANCORP INC COM
LSCC	LATTICE SEMICONDUCTOR CORP COM
LSE	LEISHEN ENERGY HLDG CO LTD CL A
LSEQ	HARBOR ETF TRUST LONG SHO EQU ETF
LSF	LAIRD SUPERFOOD INC COM STK
LSGR	NATIXIS ETF TRUST II NATIXIS LOOMIS
LSH	LAKESIDE HLDG LTD COM
LSPD	LIGHTSPEED COMMERCE INC SUB VTG SHS
LST	MANAGED PORTFOLIO SERIES LEUTHOLD SELECT
LSTA	LISATA THERAPEUTICS INC COM
LSTR	LANDSTAR SYS INC COM
LSVD	ADVISORS INNER CIRCLE FD LSV DISCIPLINED
LTAX	NOMURA ETF TR TAX-FREE USA ETF
LTBR	LIGHTBRIDGE CORP COM
LTC	LTC PPTYS INC COM
LTCC	CANARY LITECOIN ETF LITECOIN ETF
LTGRU	LONG TABLE GROWTH CORP UNIT EXP 052931
LTH	LIFE TIME GROUP HOLDINGS INC COMMON STOCK
LTL	PROSHARES TR ULTRA COMMUNICTN
LTM	LATAM AIRLINES GROUP SA SPONSORED ADR
LTPZ	PIMCO ETF TR 15+ YR US TIPS
LTRN	LANTERN PHARMA INC COM
LTRX	LANTRONIX INC COM NEW
LTRYW	SPORTS ENTMT GAMING GLOBAL WT EXP 101526
LTTI	FIRST TR EXCHANGE-TRADED FD IV VEST 20 PLUS YEA
LU	LUFAX HOLDING LTD SPONSORED ADR

LUCD	LUCID DIAGNOSTICS INC COM
LUCK	LUCKY STRIKE ENTERTAINMENT COR CL A COM
LUCY	INNOVATIVE EYEWEAR INC COM NEW
LUCYW	INNOVATIVE EYEWEAR INC WT EXP A 081627
LUD	LUDA TECHNOLOGY GROUP LTD COM SHS
LULG	THEMES ETF TR LEVERAGE SHS 2X
LULU	LULULEMON ATHLETICA INC COM
LUMN	LUMEN TECHNOLOGIES INC COM
LUNG	PULMONX CORP COM
LUNL	Defiance Daily Target 2X Long LUNR ETF
LUNR	INTUITIVE MACHINES INC CLASS A COM
LUV	SOUTHWEST AIRLS CO COM
LUXE	LUXEXPERIENCE BV SPONSORED ADS
LVDS	J P MORGAN EXCHANGE TRADED FD FUNDAMENTAL DATA
LVHD	LEGG MASON ETF INVT FRANKLIN US LOW
LVHI	Franklin International Low Volatility High Dividend Index ETF
LVIG	RBB FUND TRUST LONGVIEW ADV FXD
LVLN	SPDR SERIES TRUST ST STR S& LN ETF
LVLU	LULUS FASHION LOUNGE HOLDINGS COM NEW
LVO	LIVEONE INC COM NEW
LVS	LAS VEGAS SANDS CORP COM
LVWR	LIVEWIRE GROUP INC COM
LVWR+	LIVEWIRE GROUP INC WT EXP 092627
LW	LAMB WESTON HLDGS INC COM
LWAC	LIGHTWAVE ACQUISITION CORP USD CL A ORD SHS
LWACU	LIGHTWAVE ACQUISITION CORP UNIT EXP 060630
LWACW	LIGHTWAVE ACQUISITION CORP WT EXP 060630
LWAY	LIFEWAY FOODS INC COM
LWLG	LIGHTWAVE LOGIC INC COM
LX	LEXINFINTECH HLDGS LTD ADR
LXEH	LIXIANG ED HLDG CO LTD SPONSORED ADS
LXEO	LEXEO THERAPEUTICS INC COM
LXFR	LUXFER HLDGS PLC SHS
LXP	LXP INDUSTRIAL TRUST COM

LXP-C	LXP INDUSTRIAL TRUST PFD CONV SER C
LXRX	LEXICON PHARMACEUTICALS INC COM NEW
LXU	LSB INDS INC COM
LYB	LYONDELLBASELL INDUSTRIES NV SHS - A -
LYEL	LYELL IMMUNOPHARMA INC COM NEW
LYFT	LYFT INC CL A COM
LYG	LLOYDS BANKING GROUP PLC SPONSORED ADR
LYLD	Cambria Large Cap Shareholder Yield ETF
LYTS	LSI INDS INC OHIO COM
LYV	LIVE NATION ENTERTAINMENT INC COM
LZ	LEGALZOOM COM INC COM
LZB	LA Z BOY INC COM
LZM	LIFEZONE METALS LIMITED ORD SHS
LZM+	LIFEZONE METALS LIMITED WT EXP 070528
LZMH	LZ TECHNOLOGY HLDGS LTD SHS CL B
M	MACYS INC COM
MA	MASTERCARD INCORPORATED CL A
MAA	MID-AMER APT CMNTYS INC COM
MAA-I	MID-AMER APT CMNTYS INC PFD SER I
MAAS	MAASE INC. SHS NEW CL A
MAAY	GRANITESHARES ETF TR YIELDBOOST MARA
MAC	MACERICH CO COM
MACI	MELAR ACQUISITION CORP. I SHS CL A
MACIU	MELAR ACQUISITION CORP. I UNIT EXP 061029
MACIW	MELAR ACQUISITION CORP. I WT EXP 060131
MADE	ISHARES TR US MANUF ETF
MAGA	Point Bridge America First ETF
MAGC	Roundhill China Magnificent Seven ETF
MAGG	MADISON ETFS TRUST AGGREGATE BOND
MAGH	MAGNITUDE INTL LTD SHS
MAGN	MAGNERA CORP COM SHS
MAGO	Tuttle Capital Magnificent 7 Income Blast ETF
MAGS	Roundhill Magnificent Seven ETF
MAGX	Roundhill Daily 2X Long Magnificent Seven ETF

MAGY	Roundhill Magnificent Seven Covered Call ETF
MAIA	MAIA BIOTECHNOLOGY INC COM
MAIN	MAIN STR CAP CORP COM
MAIR	MADISON AIR SOLUTIONS CORP COM SHS CL A
MAKO	MAKO MNG CORP COM NEW
MAKX	PROSHARES TR S&P KENSHO SMRT
MAMA	MAMAS CREATIONS INC COM
MAMB	Monarch Ambassador Income Index ETF
MAMK	MAXSMAKING INC SHS CL A
MAMO	MASSIMO GROUP COM
MAN	MANPOWERGROUP INC WIS COM
MANE	VERADERMICS INC COMMON STOCK
MANH	MANHATTAN ASSOCIATES INC COM
MANI	MAN ETF SER TR ACTIVE INCOME ET
MANU	MANCHESTER UTD PLC NEW ORD CL A
MAPP	HARBOR ETF TRUST MULTIASSET EXPLO
MAR	MARRIOTT INTL INC NEW CL A
MARA	MARA HOLDINGS INC COM
MARB	FIRST TR EXCH TRADED FD III MERGER ARBITRA
MARM	FT Vest U.S. Equity Max Buffer ETF - March
MARO	TIDAL TRUST II YIELD MARA ETF
MARPS	MARINE PETE TR UNIT BEN INT
MARS	Roundhill Space & Technology ETF
MART	AllianzIM U.S. Equity Buffer10 Mar ETF
MARU	AllianzIM U.S. Equity Buffer15 Uncapped Mar ETF
MARW	AllianzIM U.S. Equity Buffer20 Mar ETF
MARZ	Elevation Series Trust
MAS	MASCO CORP COM
MASK	3 E NETWORK TECHNOLOGY GROUP SHS NEW CL A
MASS	908 DEVICES INC COM
MAT	MATTEL INC COM
MATE	MAN ETF SER TR ACTIVE TREND
MATH	METALPHA TECHN HOLDING LTD SHS
MATV	MATIV HOLDINGS INC COM

MATW	MATTHEWS INTL CORP CL A
MATX	MATSON INC COM
MAUG	Pacer Swan SOS Moderate (August) ETF
MAVF	EA SERIES TRUST MATRIX ADVISORS
MAX	MEDIAALPHA INC CL A
MAXI	SIMPLIFY EXCHANGE TRADED FUNDS BITC STR PLU ETF
MAXJ	iShares Large Cap Max Buffer Jun ETF
MAYC	Corgi U.S. Equities 10% Structured Buffer ETF - May Series
MAYM	FT Vest U.S. Equity Max Buffer ETF - May
MAYP	PGIM S&P 500 Buffer 12 ETF - May
MAYS	MAYS J W INC COM
MAYT	AllianzIM U.S. Equity Buffer10 May ETF
MAYU	AllianzIM U.S. Equity Buffer15 Uncapped May ETF
MAYW	AllianzIM U.S. Equity Buffer20 May ETF
MAYZ	Elevation Series Trust
MAZE	MAZE THERAPEUTICS INC COM
MB	MASTERBEEF GROUP SHS
MBAI	CHECK CAP LTD SHS
MBAV	M3BRIGADE ACQUISITION V CORP CL A
MBAVU	M3BRIGADE ACQUISITION V CORP UNIT
MBAVW	M3BRIGADE ACQUISITION V CORP WT EXP
MBB	ISHARES TR MBS ETF
MBBA	iShares Mortgage-Backed Securities Active ETF
MBBB	VanEck Moody's Analytics BBB Corporate Bond ETF
MBBC	MARATHON BANCORP INC COM NEW
MBC	MASTERBRAND INC COMMON STOCK
MBCE	Monarch Blue Chips Elite Index ETF
MBI	MBIA INC COM
MBIN	MERCHANTS BANCORP IND COM
MBINL	MERCHANTS BANCORP IND 7.625 PFD SE E
MBINM	MERCHANTS BANCORP IND 8.25% DEP PFD D
MBINN	MERCHANTS BANCORP IND 6% FXD PFD SR C
MBIO	MUSTANG BIO INC COM
MBLY	MOBILEYE GLOBAL INC COMMON CLASS A

MBND	State Street Nuveen Municipal Bond ETF
MBNKO	MEDALLION BK UTAH PREF SER G
MBOT	MICROBOT MED INC COM NEW
MBOX	EA SERIES TRUST FREEDOM DAY
MBRX	MOLECULIN BIOTECH INC COM
MBS	ANGEL OAK FUNDS TRUST MORTGAGE BACKED
MBSD	FLEXSHARES TR DISCP DUR MBS
MBSF	VALUED ADVISERS TR REGAN FLTG RATE
MBSX	ADVISOR MANAGED PORTFOLIOS REGA FIX MBS ETF
MBUU	MALIBU BOATS INC COM CL A
MBVI	M3-BRIGADE ACQUISITION VI CORP ORD SHS CL A
MBVIU	M3-BRIGADE ACQUISITION VI CORP UNIT EXP 081830
MBVIW	M3-BRIGADE ACQUISITION VI CORP WT EXP 081830
MBWM	MERCANTILE BK CORP COM
MBX	MBX BIOSCIENCES INC COM
MC	MOELIS & CO CL A
MCAHU	MOUNTAIN CREST ACQUISITION 6 UNIT EXP 040331
MCB	METROPOLITAN BK HLDG CORP COM
MCBS	METROCITY BANKSHARES INC COM
MCD	MCDONALDS CORP COM
MCDS	J P MORGAN EXCHANGE TRADED FD FUNDAMENTAL DATA
MCFT	MASTERCRAFT BOAT HLDGS INC COM
MCGA	YORKVILLE ACQUISITION CORP. SHS CL A
MCGAU	YORKVILLE ACQUISITION CORP. UNIT EXP 060630
MCGAW	YORKVILLE ACQUISITION CORP. WT EXP 060630
MCH	MATTHEWS ASIA FDS CHINA ACTIVE ETF
MCHB	MECHANICS BANCORP CL A
MCHI	ISHARES TR MSCI CHINA ETF
MCHP	MICROCHIP TECHNOLOGY INC. COM
MCHPP	MICROCHIP TECHNOLOGY INC. DEP SHS REPSTG
MCHS	MATTHEWS ASIA FDS CHINA INNOVATORS
MCHU	Tradr 2X Long MCHP Daily ETF
MCHX	MARCHEX INC CL B
MCI	BARINGS CORPORATE INVS COM

MCK	MCKESSON CORP COM
MCN	XAI MADISON EQUITY PREMIUM INC COM
MCO	MOODYS CORP COM
MCOW	Pacer S&P MidCap 400 Quality FCF Aristocrats ETF
MCR	MFS CHARTER INCOME TR SH BEN INT
MCRB	SERES THERAPEUTICS INC COM NEW
MCRI	MONARCH CASINO & RESORT INC COM
MCRP	MICROPOLIS AI ROBOTICS ORD SHS
MCS	MARCUS CORP DEL COM
MCTA	CHARMING MEDICAL LTD SHS CL A
MCVT	MILLER INVT TR CONV TOT RET ETF
MCY	MERCURY GENL CORP NEW COM
MD	PEDIATRIX MEDICAL GROUP INC COM
MDA	MDA SPACE LTD COM
MDAA	SERIES PORTFOLIOS TR MYRI DY ASSE ETF
MDAI	SPECTRAL AI INC COM CL A
MDAIW	SPECTRAL AI INC WT EXP 091128
MDB	MONGODB INC CL A
MDBH	MDB CAP HLDGS LLC CL A
MDCR	Pacer Swan SOS Moderate December ETF
MDCX	MEDICUS PHARMA LTD COM
MDCXW	MEDICUS PHARMA LTD WT EXP 111529
MDEV	First Trust Indxx Medical Devices ETF
MDGL	MADRIGAL PHARMACEUTICALS INC COM
MDIA	MEDIACO HLDG INC CL A
MDIV	FIRST TR EXCHANGE TRADED FD VI MULTI ASSET DI
MDLN	MEDLINE INC COM CL A
MDLV	Morgan Dempsey Large Cap Value ETF
MDLZ	MONDELEZ INTL INC CL A
MDPL	Monarch Dividend Plus Index ETF
MDRR	MEDALIST DIVERSIFIED INC COM
MDST	ULTIMUS MANAGERS TR WEST SA MIDS ETF
MDT	MEDTRONIC PLC SHS
MDU	MDU RES GROUP INC COM

MDV	MODIV INDUSTRIAL INC COM STK CL C
MDV-A	MODIV INDUSTRIAL INC 7.375% CUM SER A
MDWD	MEDIWOUND LTD SHS NEW
MDXG	MIMEDX GROUP INC COM
MDXH	MDXHEALTH SA SHS NEW
MDY	STATE STR SPDR S&P MIDCAP 400 UTSER1 S&PDCRP
MDYG	SPDR SERIES TRUST ST STR SP400GRW
MDYV	SPDR SERIES TRUST ST STR SP400VAL
MEAR	iShares Short Maturity Municipal Bond Active ETF
MEC	MAYVILLE ENGR CO INC COM
MED	MEDIFAST INC COM
MEDI	HARBOR ETF TRUST HEALTH CARE ETF
MEDP	MEDPACE HLDGS INC COM
MEDX	LISTED FDS TR HORI KIN MED ETF
MEGI	NYLI CBRE GBL INFR MEGTRNDS TR COM
MEGL	MAGIC EMPIRE GLOBAL LTD SHS NEW CL A
MEHA	FUNCTIONAL BRANDS INC COM
MEI	METHODE ELECTRS INC COM
MELI	MERCADOLIBRE INC COM
MEM	MATTHEWS ASIA FDS EMER MKTS EQUITY
MEMA	MAN ETF SER TR ACTIVE EMERGING
MEME	ROUNDHILL ETF TRUST MEME STOCK ETF
MEMS	MATTHEWS ASIA FDS EMERGING MKT DIS
MEMX	MATTHEWS ASIA FDS EMERGING MARKETS
MEMY	Tuttle Capital Meme Stock Income Blast ETF
MENS	JYONG BIOTECH LTD SHS
MEOH	METHANEX CORP COM
MERC	MERCER INTL INC COM
MER-K	BANK OF AMER CORP INCM CP OBG NT
MESH	MESHFLOW ACQUISITION CORP USD CL A ORD SHS
MESHU	MESHFLOW ACQUISITION CORP UNIT EXP 111930
MESHW	MESHFLOW ACQUISITION CORP WT EXP 112030
MESO	MESOBLAST LTD SPONS ADR
MET	METLIFE INC COM

META	META PLATFORMS INC CL A
MET-A	METLIFE INC PFD A FLT RATE
METC	RAMACO RES INC COM CL A
METCB	RAMACO RES INC COM CL B
METCI	RAMACO RES INC CAL NT 30
METCZ	RAMACO RES INC CAL NT 29
METD	DIREXION SHARES ETF TRUST DLY META BEAR 1X
MET-E	METLIFE INC 5.625 NCUM PFD E
MET-F	METLIFE INC 4.75% DP PFD F
METL	SPROTT FDS TR ACTIVE METALS
METU	DIREXION SHARES ETF TRUST DLY META BULL 2X
METV	LISTED FDS TR ROUNDHILL BALL
METW	Roundhill META WeeklyPay ETF
MEVO	M EVO GBL ACQUISITION CORP II ORD SHS CL A
MEVOU	M EVO GBL ACQUISITION CORP II UNIT EXP 012331
MEVOW	M EVO GBL ACQUISITION CORP II WT EXP 021831
MEXX	DIREXION SHARES ETF TRUST DAIL MS MEXI ETF
MFA	MFA FINL INC COM
MFA-B	MFA FINL INC PFD SER B
MFA-C	MFA FINL INC 6.50 PFD SER C
MFAN	MFA FINL INC NT 29
MFAO	MFA FINL INC CAL NT 29
MFC	MANULIFE FINL CORP COM
MFDX	PIMCO EQUITY SER RAFI DYN MULTI
MFEB	Pacer Swan SOS Moderate (February) ETF
MFEM	PIMCO EQUITY SER RAFI DYN EMERG
MFG	MIZUHO FINANCIAL GROUP INC SPONSORED ADR
MFI	MF INTL LTD SHS NEW CL A
MFIC	MIDCAP FINANCIAL INVSTMNT CORP COM NEW
MFICL	MIDCAP FINANCIAL INVSTMNT CORP NT 28
MFIG	RBB FD INC MOTLEY FOOL INOV
MFIN	MEDALLION FINANCIAL CORP COM
MFLX	FIRST TR EXCHNG TRADED FD VIII FLEXIBL MUN HIGH
MFM	ABERDEEN MUN INCOME FD SH BEN INT

MFMO	RBB FD INC MOTLEY FOOL MUMT
MFSB	MFS ACTIVE EXCHANGE TRADED FUN CORE PLUS BD ETF
MFSG	MFS ACTIVE EXCHANGE TRADED FUN GROWTH ETF
MFSI	MFS ACTIVE EXCHANGE TRADED FUN INTERNATINL ETF
MFSM	MFS ACTIVE EXCHANGE TRADED FUN INTERMEDITE MUNI
MFSV	MFS ACTIVE EXCHANGE TRADED FUN VALUE ETF
MFUL	Mindful Conservative ETF
MFUS	PIMCO EQUITY SER RAFI DYN ML US
MFUT	Cambria Chesapeake Pure Trend ETF
MFVL	RBB FD INC MOTLEY FOOL VALU
MG	MISTRAS GROUP INC COM
MGA	MAGNA INTL INC COM
MGC	VANGUARD WORLD FD MEGA CAP INDEX
MGEE	MGE ENERGY INC COM
MGF	MFS GOVT MKTS INCOME TR SH BEN INT
MGIH	MILLENNIUM GROUP INTL HLDGS LT ORD SHS
MGK	VANGUARD WORLD FD MEGA GRWTH IND
MGKX	Corgi U.S. Mega-Cap Growth 2x Daily ETF
MGLD	THE MARYGOLD COMPANIES INC COM
MGM	MGM RESORTS INTERNATIONAL COM
MGMT	UNIFIED SER TR BALLAST SMLMD CP
MGN	MEGAN HLDGS LTD ORD SHS CL A
MGNI	MAGNITE INC COM
MGNR	AMERICAN BEACON SELECT FUNDS GLG NAT RES ETF
MGNX	MACROGENICS INC COM
MGOV	FIRST TR EXCHANGE-TRADED FD IV INTER GOVT ETF
MGPI	MGP INGREDIENTS INC NEW COM
MGR	AFFILIATED MANAGERS GROUP 5.875 NT SB 59
MGRB	AFFILIATED MANAGERS GROUP JR SUB NT 60
MGRC	MCGRATH RENTCORP COM
MGRD	AFFILIATED MANAGERS GROUP JR SUB NT 61
MGRE	AFFILIATED MANAGERS GROUP CAL NT 64
MGRT	MEGA FORTUNE CO LTD USD ORD SHS
MGRX	MANGOCEUTICALS INC COM NEW

MGTX	MEIRAGTX HLDGS PLC COM
MGV	VANGUARD WORLD FD MEGA CAP VAL ETF
MGX	METAGENOMI THERAPEUTICS INC COM
MGY	MAGNOLIA OIL & GAS CORP CL A
MGYR	MAGYAR BANCORP INC COM
MH	MCGRAW HILL INC COM
MHD	BLACKROCK MUNIHOLDINGS FD INC COM
MHF	WESTERN ASSET MUN HIGH INCOME COM
MHH	MASTECH HLDGS INC COM
MHIG	MILLIMAN FUNDS TR HEALTHCARE INFLA
MHIP	MILLIMAN FUNDS TR HEALTHCARE INFLA
MHK	MOHAWK INDS INC COM
MHLA	MAIDEN HLDGS LTD 6.625 NT 2046
MHNC	MAIDEN HLDGS NORTH AMER LTD GTD NT 7.75%43
MHO	M/I HOMES INC COM
MHY	MAN ETF SER TR ACTIVE HIGH YIEL
MI	NFT LIMITED USD CL A ORD NEW
MIAX	MIAMI INTL HLDGS INC COM
MICC	MAGNUM ICE CREAM CO NV ORD SHS
MID	AMERICAN CENTY ETF TR MID CAP GRW IMP
MIDD	MIDDLEBY CORP COM
MIDE	DBX ETF TR XTRACKERS S&P MD
MIDU	DIREXION SHARES ETF TRUST DAIL MID CAP ETF
MIG	VanEck Moody's Analytics IG Corporate Bond ETF
MIGO	EXCHANGE TRADED CONCEPTS TRUST MIG CORE ETF
MILK	Pacer US Cash Cows Bond ETF
MILN	GLOBAL X FDS MILLENNIAL CONSU
MIMI	MINT INCORPORATION LTD CL A ORD SHS
MIN	MFS INTER INCOME TR SH BEN INT
MIND	MIND TECHNOLOGY INC COM NEW
MINE	MAYFAIR GOLD CORP COM NEW
MINN	Mairs & Power Minnesota Municipal Bond ETF
MINO	PIMCO ETF TR MUNI INCOME OPP
MINT	PIMCO ETF TR ENHAN SHRT MA AC

MINV	MATTHEWS ASIA FDS ASIA INNOV ACTIV
MINY	TIDAL TRUST II YIELDMAX STR
MIR	MIRION TECHNOLOGIES INC COM CL A
MIRA	MIRA PHARMACEUTICALS INC COM
MIRM	MIRUM PHARMACEUTICALS INC COM
MISL	FIRST TR EXCHANGE-TRADED FD INDXX AEROSPACE
MIST	MILESTONE PHARMACEUTICALS INC COM
MITK	MITEK SYS INC COM NEW
MITN	TPG MTG INVTS TR INC NT 24
MITP	TPG MTG INVTS TR INC CAL 29
MITQ	MOVING IMAGE TECHNOLOGIES INC COMMON STOCK
MITT	TPG MTG INVTS TR INC COM NEW
MITT-A	TPG MTG INVTS TR INC 8.25% PFD SER A
MITT-B	TPG MTG INVTS TR INC PFD SER B 8.00%
MITT-C	TPG MTG INVTS TR INC 8% CUM PFD SER C
MIVL	MFS ACTIVE EXCHANGE TRADED FUN ACTIVE INTL VAL
MIY	BLACKROCK MUNIYIELD MICH QU COM
MJ	AMPLIFY ETF TR ALTRNTV HARV ETF
MJSC	RBB FUND TRUST MUFG JAP CAP ETF
MJUN	Pacer Swan SOS Moderate June ETF
MKAM	EA SERIES TRUST MKAM ETF
MKC	MCCORMICK & CO INC COM NON VTG
MKC.V	MCCORMICK & CO INC COM VTG
MKDW	MKDWELL TECH INC ORD SHS NEW
MKDWW	MKDWELL TECH INC WT EXP 061029
MKL	MARKEL GROUP INC COM
MKLY	MCKINLEY ACQUISITION CORP SHS CL A
MKLYR	MCKINLEY ACQUISITION CORP RT EXP 072530
MKLYU	MCKINLEY ACQUISITION CORP UNIT EXP 072530
MKOR	MATTHEWS ASIA FDS KOREA ACTIVE ETF
MKSI	MKS INC. COM
MKTN	FEDERATED HERMES ETF TRUST MDT MAR NEU ETF
MKTW	MARKETWISE INC COM NEW CL A
MKTX	MARKETAXESS HLDGS INC COM

MKZR	MACKENZIE RLTY CAP INC COM NEW
MLAA	MOUNTAIN LAKE ACQUISIT CORP II USD CL A ORD SHS
MLAAU	MOUNTAIN LAKE ACQUISIT CORP II UNIT EXP 012131
MLAAW	MOUNTAIN LAKE ACQUISIT CORP II WT EXP
MLAB	MESA LABS INC COM
MLCI	MOUNT LOGAN CAP INC COM
MLCIL	MOUNT LOGAN CAP INC CAL NT 31
MLCO	MELCO RESORTS AND ENTMNT LTD ADR
MLDR	GLOBAL X FDS INTE TER TRE ETF
MLEC	MOOLEC SCIENCE SA ORDINARY SHARES
MLECW	MOOLEC SCIENCE SA WT EXP 013028
MLGO	MICROALGO INC SHS CL A
MLI	MUELLER INDS INC COM
MLKN	MILLERKNOLL INC COM
MLM	MARTIN MARIETTA MATLS INC COM
MLN	VanEck Long Muni ETF
MLP	MAUI LD & PINEAPPLE INC COM
MLPA	GLOBAL X FDS GLBL X MLP ETF
MLPB	UBS AG LONDON BRANCH ETRACS ALER MLP
MLPD	GLOBAL X FDS MLP EN IN CO ETF
MLPI	NEOS MLP & Energy Infrastructure High Income ETF
MLPR	UBS AG LONDON BRANCH ETRACS LKD ETN
MLPX	GLOBAL X FDS GLB X MLP ENRG I
MLR	MILLER INDS INC TENN COM NEW
MLSS	MILESTONE SCIENTIFIC INC COM NEW
MLTX	MOONLAKE IMMUNOTHERAPEUTICS CLASS A ORD
MLYS	MINERALYS THERAPEUTICS INC COM
MMA	MIXED MARTIAL ARTS GROUP LTD ORD SHS
MMAR	Pacer Swan SOS Moderate March ETF
MMAX	iShares Large Cap Max Buffer Mar ETF
MMAY	Pacer Swan SOS Moderate (May) ETF
MMCA	NEW YORK LIFE INVTS ACTIVE ETF MACKAY CALI MUN
MMD	NYLI MACKAY DEFINEDTERM MUNI COM
MMED	MINIMED GROUP INC COM

MMI	MARCUS & MILLICHAP INC COM
MMID	MFS ACTIVE EXCHANGE TRADED FUN MID CAP ETF
MMIN	NEW YORK LIFE INVTS ACTIVE ETF MACK MU INSD ETF
MMIT	NEW YORK LIFE INVTS ACTIVE ETF MACKAY MUN INTER
MMK	STATE STR INSTL INVT TR PRIM MON MAR ETF
MMKT	TEXAS CAPITAL FUNDS TRUST GOVT MONEY MKT
MMLP	MARTIN MIDSTREAM PRTNRS L P UNIT L P INT
MMM	3M CO COM
MMMA	NEW YORK LIFE INVTS ACTIVE ETF MACK MU ALLO ETF
MMS	MAXIMUS INC COM
MMSC	FIRST TR EXCHNG TRADED FD VIII MULTI MGR SML CP
MMSD	NEW YORK LIFE INVTS ACTIVE ETF MACKAY MUNI SHRT
MMSI	MERIT MED SYS INC COM
MMT	MFS MULTIMARKET INCOME TR SH BEN INT
MMTM	SPDR SERIES TRUST ST STR 1500MOM
MMTX	MILUNA ACQUISITION CORP USD CL A ORD SHS
MMTXU	MILUNA ACQUISITION CORP UNIT EXP 092930
MMTXW	MILUNA ACQUISITION CORP WT EXP 092930
MMU	WESTERN ASSET MANAGED MUNS FD COM
MMYT	MAKEMYTRIP LIMITED MAURITIUS SHS
MNA	NEW YORK LIFE INVESTMENTS ETF MERGER ARBITRAGE
MNBD	ALPS ETF TR BBH INTER ETF
MNDO	MIND C T I LTD ORD
MNDR	MOBILE-HEALTH NETWORK SOLUTION CLASS A SHARES
MNDY	MONDAY COM LTD SHS
MNKD	MANNKIND CORP COM NEW
MNOV	MEDICINOVA INC COM NEW
MNPR	MONOPAR THERAPEUTICS INC COM NEW
MNR	MACH NATURAL RESOURCES LP COM UN LT PA IN
MNRO	MONRO INC COM
MNRS	GRAYSCALE FUNDS TRUST BITCOIN MINERS
MNSB	MAINSTREET BANCSHARES INC COM
MNSBP	MAINSTREET BANCSHARES INC 7.5% DP SH PFD A
MNSO	MINISO GROUP HLDG LTD SPONSORED ADS

MNST	MONSTER BEVERAGE CORP NEW COM
MNTK	MONTAUK RENEWABLES INC COM
MNTN	MNTN INC CL A
MNTS	MOMENTUS INC COM CL A
MNTSW	MOMENTUS INC WT EXP 081226
MNVR	Pacer Swan SOS Moderate (November) ETF
MNVT	EA SERIES TRUST MOONVEST ETF
MNY	MONEYHERO LIMITED ORD SHS
MNYWW	MONEYHERO LIMITED WT EXP 091328
MNZL	EA SERIES TRUST MANZIL RUSSELL
MO	ALTRIA GROUP INC COM
MOAT	VanEck Morningstar Wide Moat ETF
MOB	MOBILICOM LTD ORD SHS NEW
MOBBW	MOBILICOM LTD WT EXP 083127
MOBI	MOBIA MED INC COMMON STOCK
MOBX	MOBIX LABS INC COM CL A NEW
MOBXW	MOBIX LABS INC WT EXP 122128
MOD	MODINE MFG CO COM
MODD	MODULAR MED INC COM NEW
MODL	VICTORY PORTFOLIOS II VICT WES U S ETF
MOG.A	MOOG INC CL A
MOG.B	MOOG INC CL B
MOGU	MOGU INC SPON ADS
MOH	MOLINA HEALTHCARE INC COM
MOLN	MOLECULAR PARTNERS AG ADS
MOMO	HELLO GROUP INC ADS
MOO	VANECK ETF TRUST AGRIBUSINESS ETF
MOOD	EA SERIES TRUST RELA SEN TAC ETF
MORN	MORNINGSTAR INC COM
MORT	VANECK ETF TRUST MORTGAGE REIT
MOS	MOSAIC CO COM
MOTG	VanEck Morningstar Global Wide Moat ETF
MOTI	VanEck Morningstar International Moat ETF
MOTO	GUINNESS ATKINSON FDS SMART TRANSPORTA

MOV	MOVADO GROUP INC COM
MOVE	CORVEX INC COM NEW
MP	MP MATERIALS CORP COM CL A
MPA	BLACKROCK MUNIYIELD PA QUALITY COM
MPAA	MOTORCAR PTS AMER INC COM
MPB	MID PENN BANCORP INC COM
MPC	MARATHON PETE CORP COM
MPG	THEMES ETF TR LEVRG SHS 2X LNG
MPL	TIDAL TRUST II DEFI DAIL MP ETF
MPLT	MAPLIGHT THERAPEUTICS INC COM
MPLX	MPLX LP COM UNIT REP LTD
MPLY	Monopoly ETF
MPRO	Monarch ProCap Index ETF
MPT	MEDICAL PROPERTIES TRUST INC COM
MPTI	M-TRON INDS INC COM
MPU	MEGA MATRIX INC CL A ORD SHS
MPV	BARINGS PARTN INVS SH BEN INT
MPWR	MONOLITHIC PWR SYS INC COM
MPWX	Tradr 2X Long MPWR Daily ETF
MQ	MARQETA INC CLASS A COM
MQQQ	INVESTMENT MANAGERS SER TR II TRAD 2X LON MONT
MQY	BLACKROCK MUNIYILD QULT FD INC COM
MRA	GRANITESHARES ETF TR AUTOCALLABLE MAR
MRAL	GRANITESHARES ETF TR 2X LONG MARA
MRAM	EVERSPIN TECHNOLOGIES INC COM
MRBK	MERIDIAN CORP COM
MRCP	PGIM S&P 500 Buffer 12 ETF - March
MRCY	MERCURY SYS INC COM
MRDN	MERIDIAN HOLDINGS INC COM
MREO	MEREO BIOPHARMA GROUP PLC SPON ADS
MRGR	ProShares Merger ETF
MRK	MERCK & CO INC COM
MRKR	MARKER THERAPEUTICS INC COM NEW
MRLN	MERLIN INC COM

MRM	MEDIROM HEALTHCARE TECH INC SPONSORED ADS
MRNA	MODERNA INC COM
MRNO	MURANO GLOBAL INVT PLC SHS
MRNOW	MURANO GLOBAL INVT PLC WT EXP 031929
MRNX	TIDAL TRUST II DEFIANCE DAILY T
MRNY	TIDAL TRUST II YIE MRN INC ETF
MRP	MILLROSE PPTYS INC COM CL A
MRSH	MARSH & MCLENNAN COS INC COM
MRSK	NORTHERN LIGHTS FD TR TOEWS AGILTY SHS
MRT	MARTI TECHNOLOGIES INC SHS CL A
MRTN	MARTEN TRANS LTD COM
MRVI	MARAVAI LIFESCIENCES HLDGS INC COM CL A
MRVL	MARVELL TECHNOLOGY INC COM
MRVU	DIREXION SHARES ETF TRUST DAILY MRVL BULL
MRX	MAREX GROUP PLC ORD
MS	MORGAN STANLEY COM NEW
MSA	MSA SAFETY INC COM
MS-A	MORGAN STANLEY PFD A 1/1000
MSAI	MULTISENSOR AI HOLDINGS INC COM
MSAIW	MULTISENSOR AI HOLDINGS INC WT EXP 121928
MSB	MESABI TR CTF BEN INT
MSBI	MIDLAND STATES BANCORP INC COM
MSBIP	MIDLAND STATES BANCORP INC 7.75% DEP PFD A
MSBT	MORGAN STANLEY BITCOIN TR COMMON UNITS
MSC	STUDIO CITY INTL HLDGS LTD SPON ADS
MSCI	MSCI INC COM
MSD	MORGAN STANLEY EMKT DBT FD INC COM
MSDD	GRANITESHARES ETF TR 2X SHORT MSTR
MSDL	MORGAN STANLEY DIRECT LENDING COM SHS
MS-E	MORGAN STANLEY DEP SHS 1/1000 E
MSEP	Pacer Swan SOS Moderate September ETF
MSEX	MIDDLESEX WTR CO COM
MS-F	MORGAN STANLEY DEP SHS 1/1000TH
MSFD	DIREXION SHARES ETF TRUST DLY MSFT BEAR 1X

MSFL	GRANITESHARES ETF TR GANITESHARES 2X
MSFO	TIDAL TRUST II YIELD MSFT ETF
MSFT	MICROSOFT CORP COM
MSFU	DIREXION SHARES ETF TRUST DLY MSFT BULL 2X
MSFW	Roundhill MSFT WeeklyPay ETF
MSFX	T-Rex 2X Long Microsoft Daily Target ETF
MSFY	Kurv Yield Premium Strategy Microsoft (MSFT) ETF
MSGE	MADISON SQUARE GARDEN ENTMT COM CL A
MSGM	MOTORSPORT GAMES INC CL A NEW
MSGS	MADISON SQUARE GRDN SPRT CORP CL A
MSGY	MASONGLORY LTD ORD SHS
MSI	MOTOROLA SOLUTIONS INC COM NEW
MS-I	MORGAN STANLEY DEP FIX/FLT
MSIF	MSC INCOME FUND INC COM
MS-K	MORGAN STANLEY SH NONCM PFD K
MS-L	MORGAN STANLEY 4.875 DP SH PF L
MSLC	MORGAN STANLEY PATHWAY FDS LARGE CAP EQTY
MSLE	SATELLOS BIOSCIENCE INC COM
MSM	MSC INDL DIRECT INC CL A
MSMR	McElhenny Sheffield Managed Risk ETF
MSN	EMERSON RADIO CORP COM NEW
MS-O	MORGAN STANLEY 4.250% DP PFD O
MSOO	Leverage Shares 2x Capped Accelerated MSTR Monthly ETF
MSOS	ADVISORSHARES TR PURE US CANNABIS
MSOX	ADVISORSHARES TR MSOS DAILY LVRGD
MS-P	MORGAN STANLEY 6.5% DP SH PFD P
MS-Q	MORGAN STANLEY 6.625 PFD SER Q
MSR	GRANITESHARES ETF TR AUTOCALLABLE
MSS	MAISON SOLUTIONS INC CL A COM
MSSM	MORGAN STANLEY PATHWAY FDS SMAL MID CAP ETF
MSSS	Monarch Select Subsector Index ETF
MSST	YieldMax MSTR Performance & Distribution Target 25 ETF
MST	TIDAL TRUST II DEFI LEVE LO IN
MSTB	LHA Market State Tactical Beta ETF

MSTI	MADISON ETFS TRUST SHOR TERM ST ETF
MSTP	GRANITESHARES ETF TR 2X LONG MSTR
MSTQ	LHA Market State Tactical Q ETF
MSTR	STRATEGY INC CL A NEW
MSTU	T-Rex 2X Long MSTR Daily Target ETF
MSTW	Roundhill MSTR WeeklyPay ETF
MSTX	TIDAL TRUST II DE 2X LO MS ETF
MSTY	TIDAL TRUST II YIE MST OPT NEW
MSTZ	T-Rex 2X Inverse MSTR Daily Target ETF
MSW	MING SHING GROUP HLDGS LTD ORD SHS
MT	ARCELORMITTAL SA LUXEMBOURG NY REGISTRY SH
MTA	METALLA RTY & STREAMING LTD COM NEW
MTAL	METALS ACQUISITION CORP II ORD CL A
MTAL+	METALS ACQUISITION CORP II WT EXP 063033
MTAL=	METALS ACQUISITION CORP II UNITS
MTB	M & T BK CORP COM
MTBA	SIMPLIFY EXCHANGE TRADED FUNDS MBS ETF
MTB-H	M & T BK CORP FIX TO FLT PFD H
MTB-J	M & T BK CORP 7.5% DEP SHS J
MTB-K	M & T BK CORP 6.35 DEP PF SRK
MTC	MMTEC INC SHS NEW
MTCH	MATCH GROUP INC NEW COM
MTD	METTLER TOLEDO INTERNATIONAL COM
MTDR	MATADOR RES CO COM
MTEK	MARIS TECH LTD ORDINARY SHARES
MTEKW	MARIS TECH LTD WT EXP 020427
MTEN	MINGTENG INTL CORP INC CL A ORD SHS NEW
MTEX	MANNATECH INC COM NEW
MTG	MGIC INVT CORP WIS COM
MTGP	WISDOMTREE TR MORTGAGE PLUS BD
MTH	MERITAGE HOMES CORP COM
MTLS	MATERIALISE NV SPONSORED ADS
MTN	VAIL RESORTS INC COM
MTNB	MATINAS BIOPHARMA HLDGS INC COM NEW

MTNE=	CH4 NATURAL SOLUTIONS CORP UNIT
MTR	MESA RTY TR UNIT BEN INT
MTRA	Invesco International Growth Focus ETF
MTRN	MATERION CORP COM
MTRX	MATRIX SVC CO COM
MTSI	MACOM TECH SOLUTIONS HLDGS INC COM
MTUL	UBS AG LONDON BRANCH CAL LKD 51
MTUM	iShares MSCI USA Momentum Factor ETF
MTUS	METALLUS INC COM
MTVA	METAVIA INC COM USD0.001
MTW	MANITOWOC CO INC COM NEW
MTX	MINERALS TECHNOLOGIES INC COM
MTYY	GRANITESHARES ETF TR YIELDBOOST MSTR
MTZ	MASTEC INC COM
MU	MICRON TECHNOLOGY INC COM
MUA	BLACKROCK MUNIASSETS FD INC COM
MUB	ISHARES TR NATIONAL MUN ETF
MUC	BLACKROCK MUNIHLDNGS CALI COM
MUD	DIREXION SHARES ETF TRUST DLY MU BEAR 1X
MUFG	MITSUBISHI UFJ FINANCIAL GROUP SPONSORED ADS
MUJ	BLACKROCK MUNIHLDGS NJ QLTY FD COM
MULL	GRANITESHARES ETF TR 2X LO MU DA ETF
MULT	FRANKLIN TEMPLETON ETF TR MULTISECTOR INCM
MUNA	NORTHERN FDS 2030 TAX-EXEMPT
MUNB	NORTHERN FDS 2035 TAX-EXEMPT
MUNC	NORTHERN FDS 2045 TAX-EXEMPT
MUND	NORTHERN FDS 2055 TAX-EXEMPT
MUNI	PIMCO ETF TR INTER MUN BD ACT
MUNX	AMG ETF TRUST GW&K MUN INC ETF
MUNY	Vanguard New York Tax-Exempt Bond ETF
MUR	MURPHY OIL CORP COM
MUSA	MURPHY USA INC COM
MUSE	TCW ETF TRUST MULTISECTOR CRDT
MUSI	AMERICAN CENTY ETF TR MULTISECTOR

MUSQ	EXCHANGE TRADED CONCEPTS TRUST MUSQ GBL MUSIC I
MUST	COLUMBIA ETF TR I MULTI SEC MUNI
MUU	DIREXION SHARES ETF TRUST DLY MU BULL 2X
MUX	MCEWEN INC. COM NEW
MUYY	GRANITESHARES ETF TR YIELD MU ETF
MUZ	TIDAL TRUST II DEFIANCE DAILY T
MUZE	MUZERO ACQUISITION CORP CL A ORD SHS
MUZEU	MUZERO ACQUISITION CORP UNIT EXP 013031
MUZEW	MUZERO ACQUISITION CORP WT EXP 013031
MVAL	VanEck Morningstar Wide Moat Value ETF
MVBF	MVB FINL CORP COM
MVFD	Monarch Volume Factor Dividend Tree Index ETF
MVFG	Monarch Volume Factor Global Unconstrained Index ETF
MVIS	MICROVISION INC DEL COM NEW
MVLL	GRANITESHARES ETF TR 2X LONG MRVL
MVO	MV OIL TR TR UNITS
MVPA	ADVISOR MANAGED PORTFOLIOS MILLER VALUE PAR
MVPL	ADVISOR MANAGED PORTFOLIOS MILLER VALUE PAR
MVRL	UBS AG LONDON BRANCH ETRACS LKD 50
MVST	MICROVAST HOLDINGS INC COM
MVSTW	MICROVAST HOLDINGS INC WT EXP 072326
MVV	PROSHARES TR PSHS ULT MCAP400
MWA	MUELLER WTR PRODS INC COM SER A
MWC	MICWARE CO LTD ADS
MWG	MULTI WAYS HOLDINGS LIMITED ORD SHS CL A
MWH	SOLV ENERGY INC COM SHS CL A
MWYN	MARWYNN HLDGS INC COM
MX	MAGNACHIP SEMICONDUCTOR CORP COM
MXC	MEXCO ENERGY CORP COM
MXCT	MAXCYTE INC COM
MXE	MEXICO EQUITY & INCOME FD COM
MXF	MEXICO FD INC COM
MXI	ISHARES TR GLOBAL MATER ETF
MXL	MAXLINEAR INC COM

MYCF	SSGA ACTIVE TR STATE STREET MY
MYCG	SSGA ACTIVE TR STATE STREET MY
MYCH	SSGA ACTIVE TR STATE STREET MY
MYCI	SSGA ACTIVE TR STATE STREET MY
MYCJ	SSGA ACTIVE TR STATE STR MY2030
MYCK	SSGA ACTIVE TR STATE STR MY2031
MYCL	SSGA ACTIVE TR STATE STR MY2032
MYCM	SSGA ACTIVE TR STATE STR MY2033
MYCN	SSGA ACTIVE TR STATE STR MY2034
MYCO	SSGA ACTIVE TR STATE STR MY2035
MYE	MYERS INDS INC COM
MYFW	FIRST WESTN FINL INC COM
MYGN	MYRIAD GENETICS INC COM
MYHA	SSGA ACTIVE TR ST STR MY2027
MYHB	SSGA ACTIVE TR M2028 HI YI ETF
MYHC	SSGA ACTIVE TR ST STR BD ETF
MYHD	SSGA ACTIVE TR STT MY2030 HIGH
MYHE	SSGA ACTIVE TR ST STR MY2031
MYI	BLACKROCK MUNIYIELD QUALITY FD COM
MYLD	Cambria Micro and SmallCap Shareholder Yield ETF
MYMF	SSGA ACTIVE TR STATE STR MY2026
MYMG	SSGA ACTIVE TR STATE STR MY2027
MYMH	SSGA ACTIVE TR STATE STR MY2028
MYMI	SSGA ACTIVE TR STATE STR MY2029
MYMJ	SSGA ACTIVE TR STATE STREET MY
MYMK	SSGA ACTIVE TR STATE STREET MY
MYN	BLACKROCK MUNIYIELD N Y QUALIT COM
MYND	MYND AI INC SPON ADS
MYO	MYOMO INC COM NEW
MYPS	PLAYSTUDIOS INC CLASS A COM
MYPSW	PLAYSTUDIOS INC WT EXP 061726
MYRG	MYR GROUP INC COM
MYSE	MYSEUMAI INC COM NEW
MYSEW	MYSEUMAI INC WT A EXP 081726

MYSZ	MY SIZE INC COM NEW
MYX	MAYWOOD ACQUISITION CORP 2 ORD SHS CL A USD
MYXXR	MAYWOOD ACQUISITION CORP 2 RT EXP 022431
MYXXU	MAYWOOD ACQUISITION CORP 2 UNIT EXP 030631
MYXXW	MAYWOOD ACQUISITION CORP 2 WT EXP 041431
MYY	PROSHARES TR PSHS SH MDCAP400
MZTI	MARZETTI COMPANY COM
MZYX	MOZAYYX ACQUISITION CORP ORD CL A
MZYX+	MOZAYYX ACQUISITION CORP WT EXP
MZYX=	MOZAYYX ACQUISITION CORP UNITS
MZZ	PROSHARES TR ULTSHT MIDCAP400
NA	NANO LABS LTD SHS NEW
NAAS	NAAS TECHNOLOGY INC SPONSORED ADS
NABL	N-ABLE INC COMMON STOCK
NAC	NUVEEN CA DIVI ADV MUN COM
NACP	TIDAL TRUST III NAACP MINO ETF
NAD	NUVEEN QUALITY MUNCP INCOME FD COM
NAGE	NIAGEN BIOSCIENCE INC COM NEW
NAII	NATURAL ALTERNATIVES INTL INC COM NEW
NAIL	DIREXION SHARES ETF TRUST DAIL HO SUPP ETF
NAK	NORTHERN DYNASTY MINERALS LTD COM NEW
NAKA	NAKAMOTO INC COM
NAMI	JINXIN TECHNOLOGY HLDG CO SPONSORED ADS
NAMM	NAMIB MINERALS SHS
NAMMW	NAMIB MINERALS WT EXP 060530
NAMS	NEWAMSTERDAM PHARMA COMPANY NV ORDINARY SHARES
NAMSW	NEWAMSTERDAM PHARMA COMPANY NV WT EXP
NAN	NUVEEN NY DIVI ADV COM
NANC	Tidal Trust I
NANR	SPDR INDEX SHS FDS ST STR SP N AM
NAPR	Innovator Growth-100 Power Buffer ETF - April
NASA	TEMA ETF TRUST SPACE INNOV ETF
NAT	NORDIC AMERICAN TANKERS LIMITE COM
NATH	NATHANS FAMOUS INC COM

NATL	NCR ATLEOS CORPORATION COM SHS
NATO	THEMES ETF TR TRANSATLANTIC DE
NATR	NATURES SUNSHINE PRODS INC COM
NAUG	Innovator Growth-100 Power Buffer ETF - August
NAUT	NAUTILUS BIOTECHNOLOGY INC COM
NAVI	NAVIENT CORPORATION COM
NAVN	NAVAN INC CL A
NAZ	NUVEEN ARIZONA QLTY MUN INC FD COM
NB	NIOCORP DEVS LTD COM NEW
NBB	NUVEEN TAXABLE MUNICPAL INM FD COM
NBBK	NB BANCORP INC COM
NBCE	NEUBERGER BERMAN ETF TRUST CHINA EQUITY ETF
NBCM	NEUBERGER BERMAN ETF TRUST COMMO STRAT ETF
NBCR	NEUBERGER BERMAN ETF TRUST CORE EQUITY ETF
NBDS	NEUBERGER BERMAN ETF TRUST DISRUPTERS ETF
NBET	NEUBERGER BERMAN ETF TRUST ENERGY TRANSITN
NBFC	NEUBERGER BERMAN ETF TRUST FLEXIBLE CREDIT
NBFR	INNOVATOR ETFS TRUST NASDAQ 100 MANAG
NBGX	NEUBERGER BERMAN ETF TRUST GROWTH ETF
NBH	NEUBERGER MUN FD INC COM
NBHC	NATIONAL BK HLDGS CORP CL A
NBIE	NEUBERGER BERMAN ETF TRUST INTL CORE EQ ETF
NBIG	THEMES ETF TR LEVERAGE SHS 2X
NBIL	GRANITESHARES ETF TR 2X LONG NBIS DLY
NBIS	NEBIUS GROUP N.V. SHS CLASS A
NBIX	NEUROCRINE BIOSCIENCES INC COM
NBIZ	Tradr 2X Short NBIS Daily ETF
NBJP	NEUBERGER BERMAN ETF TRUST JAPAN EQUITY ETF
NBN	NORTHEAST BK PORTLAND ME COM
NBOS	NEUBERGER BERMAN ETF TRUST OPT STRATEGY ETF
NBP	NOVABRIDGE BIOSCIENCES SPONSORED ADS
NBR	NABORS INDUSTRIES LTD SHS
NBRG	NEWBRIDGE ACQUISITION LTD CL A ORD SHS
NBRGR	NEWBRIDGE ACQUISITION LTD RT EXP 092530

NBRGU	NEWBRIDGE ACQUISITION LTD UNIT EXP 111830
NBSD	NEUBERGER BERMAN ETF TRUST SHORT DURATION I
NBSM	NEUBERGER BERMAN ETF TRUST SMAL MID CAP ETF
NBTB	NBT BANCORP INC COM
NBTR	NEUBERGER BERMAN ETF TRUST TOTAL RETURN BD
NBTX	NANOBIOTIX SPONSORED ADS
NBXG	NEUBERGER NEXT GENERATION COMMON STOCK
NC	NACCO INDS INC CL A
NCA	NUVEEN CALIFORNIA MUNI VLU FD COM STK
NCDL	NUVEEN CHURCHILL DIRECT LENDIN COM SHS
NCEL	NEWCELX LTD ORD SHS
NCEW	NEW CENTY LOGISTICS BVI LTD ORD SHS
NCI	NEO-CONCEPT INTL GRP HLD CL A ORD SHS
NCIQ	HASHDEX NASDAQ CME CRYPTO SHS BEN INT
NCL	NORTHANN CORP COM
NCLH	NORWEGIAN CRUISE LINE HLDGS LT SHS
NCLO	NUSHARES ETF TR NUVEN AA-BBB CLO
NCMI	NATIONAL CINEMEDIA INC COM NEW
NCNA	NUCANA PLC SPONSORED ADS
NCNO	NCINO INC COM
NCPB	NUSHARES ETF TR NUVE CORE PL ETF
NCPL	NETCAPITAL INC COM NEW
NCPLW	NETCAPITAL INC WT EXP 071227
NCRA	NOCERA INC COM
NCSM	NCS MULTISTAGE HLDGS INC COM NEW
NCT	INTERCONT CAYMAN LTD CL A SHS NEW
NCTY	THE9 LTD SPON ADS
NCV	VIRTUS CONVERTIBLE & INCOME FD COM NEW
NCV-A	VIRTUS CONVERTIBLE & INCOME FD 5.625% CUM PFD A
NCZ	VIRTUS CONVERTIBLE & INC FD II COM NEW
NCZ-A	VIRTUS CONVERTIBLE & INC FD II 5.50% CUM PFD A
NDAA	TIDAL TRUST I NED DAVIS RESH
NDAQ	NASDAQ INC COM
NDEC	Innovator Growth-100 Power Buffer ETF - December

NDIA	GLOBAL X FDS INDIA ACTIVE ETF
NDIV	AMPLIFY ETF TR ENER NAT RES ETF
NDLS	NOODLES & CO CL A NEW
NDMO	NUVEEN DYNAMIC MUN OPPORTUNITI COM SHS
NDOW	Anydrus Advantage ETF
NDRA	ENDRA LIFE SCIENCES INC COM
NDSN	NORDSON CORP COM
NE	NOBLE CORP PLC ORD SHS A
NE+	NOBLE CORP PLC WT EXP 020428
NE+A	NOBLE CORP PLC WT EXP 020428
NEA	NUVEEN AMT FREE QLTY MUN INCME COM
NEAR	iShares Short Duration Bond Active ETF
NEBX	Tradr 2X Long NBIS Daily ETF
NECB	NORTHEAST CMNTY BANCORP INC COM
NEE	NEXTERA ENERGY INC COM
NEE-N	NEXTERA ENERGY CAP HLDGS INC FXD NT79
NEE-S	NEXTERA ENERGY INC UNIT 06/01/27
NEE-T	NEXTERA ENERGY INC UNIT 11/01/27
NEE-U	NEXTERA ENERGY CAP HLDGS INC CAL 85
NEE-V	NEXTERA ENERGY INC UNIT 02/15/29
NEE-W	NEXTERA ENERGY CAP HLDGS INC NT 86
NEGG	NEWEGG COMMERCE INC SHS NEW
NEHI	NEOS Ethereum High Income ETF
NELS	Nelson Select ETF
NEM	NEWMONT CORP COM
NEMD	NEUBERGER BERMAN ETF TRUST EMRG MKTS DEBT
NEMG	THEMES ETF TR LEVERAGE SHS 2X
NEN	NEW ENGLAND RLTY ASSOC LTD PAR DEPOSITRY RCPT
NEO	NEOGENOMICS INC COM NEW
NEOG	NEOGEN CORP COM
NEON	NEONODE INC COM PAR
NEOV	NEOVOLTA INC COM
NEOVW	NEOVOLTA INC WT EXP 040127
NEPH	NEPHROS INC COM

NERD	Roundhill Video Games ETF
NERV	MINERVA NEUROSCIENCES INC COM NEW
NESR	NATIONAL ENERGY SERVICES REUNI SHS
NET	CLOUDFLARE INC CL A COM
NETG	THEMES ETF TR LEVERAGE SHS 2X
NETL	ETF SER SOLUTIONS COLTERPOINT NET
NEU	NEWMARKET CORP COM
NEUP	NEUPHORIA THERAPEUTICS INC COM
NEWP	NEW PAC METALS CORP COM
NEWT	NEWTEKONE INC COM NEW
NEWTG	NEWTEKONE INC NT 29
NEWTH	NEWTEKONE INC NT 29
NEWTI	NEWTEKONE INC CAL NEWT 28
NEWTO	NEWTEKONE INC NT LKD 31
NEWTP	NEWTEKONE INC 8.5 DEP PFD SR B
NEWZ	EA SERIES TRUST STOC AI POWE ETF
NEXA	NEXA RES S A COM
NEXM	NEXMETALS MINING CORP. COM NEW
NEXN	NEXXEN INTL LTD SHS NEW
NEXR	NEXERA TECHNOLOGIES LTD SHS NEW 2026
NEXRW	NEXERA TECHNOLOGIES LTD WT EXP 082627
NEXT	NEXTDECADE CORP COM
NFBK	NORTHFIELD BANCORP INC DEL COM
NFE	NEW FORTRESS ENERGY INC COM CL A
NFEB	Innovator Growth-100 Power Buffer ETF - February
NFG	NATIONAL FUEL GAS CO COM
NFGC	NEW FOUND GOLD CORP COM
NFJ	VIRTUS DIVIDEND INTEREST & PR COM
NFLP	Kurv Yield Premium Strategy Netflix (NFLX) ETF
NFLT	ETFIS SER TR I VIRTUS NEWFLEET
NFLU	T-Rex 2X Long NFLX Daily Target ETF
NFLW	Roundhill NFLX WeeklyPay ETF
NFLX	NETFLIX INC. COM
NFLY	TIDAL TRUST II YIELDMAX NFLX

NFRA	FLEXSHARES TR STOXX GLOBR INF
NFRX	2023 ETF SERIES TRUST HARRISON STREET
NFTY	FIRST TR EXCH TRD ALPHDX FD II INDIA NFTY50 EQW
NFXL	DIREXION SHARES ETF TRUST DLY NFLX BULL 2X
NFXS	DIREXION SHARES ETF TRUST DLY NFLX BEAR 1X
NG	NOVAGOLD RESOURCES INC COM NEW
NGEN	NERVGEN PHARMA CORP COM
NGG	NATIONAL GRID PLC SPONSORED ADR NE
NGHT	TIDAL TRUST II NICH BI AFTE ETF
NGIF	NUVEEN INVT FDS INC GLOBAL INFRASTRU
NGL	NGL ENERGY PARTNERS LP COM UNIT REPST
NGL-B	NGL ENERGY PARTNERS LP PFD UNIT CL B
NGL-C	NGL ENERGY PARTNERS LP 9.625 PFD UNIT C
NGNE	NEUROGENE INC COM
NGS	NATURAL GAS SVCS GROUP INC COM
NGVC	NATURAL GROCERS BY VITAMIN COM
NGVT	INGEVITY CORP COM
NHC	NATIONAL HEALTHCARE CORP COM
NHI	NATIONAL HEALTH INVS INC COM
NHIC	NEWHOLD INVT CORP III ORD SHS CL A
NHICU	NEWHOLD INVT CORP III UNITS
NHICW	NEWHOLD INVT CORP III WT EXP 013030
NHIV	NEWHOLD INVTS CORP IV CL A ORD SH
NHIVU	NEWHOLD INVTS CORP IV UNIT EXP 041431
NHIVW	NEWHOLD INVTS CORP IV WT EXP 041431
NHP	NATIONAL HEALTHCARE PPTYS INC COM CLASS A
NHPAP	NATIONAL HEALTHCARE PPTYS INC 7.375% RED PFD A
NHPBP	NATIONAL HEALTHCARE PPTYS INC 7.125% PFD SER B
NHS	NEUBERGER HIGH YIELD ST FD INC COM
NHTC	NATURAL HEALTH TRENDS CORP COM
NHYB	NUSHARES ETF TR NUVE HI CORP ETF
NHYM	NUSHARES ETF TR NUV HIG INC ETF
NI	NISOURCE INC COM
NIC	NICOLET BANKSHARES INC COM

NICE	NICE LTD SPONSORED ADR
NICM	NICOLA MNG INC SPONSORED ADS
NICO	SERIES PORTFOLIOS TR HEXIS ACTIVE NIC
NIE	VIRTUS EQUITY & CONV INCM FD COM
NIHI	NEOS MSCI EAFE High Income ETF
NIKL	SPROTT FDS TR NICKE MINER ETF
NIM	NUVEEN SELECT MAT MUN FD SH BEN INT
NINE	NINE ENERGY SERVICE INC COMMON STOCK
NIO	NIO INC SPON ADS
NIOBW	NIOCORP DEVS LTD WT EXP 031728
NIOG	THEMES ETF TR LEVERAGE SHS 2X
NIPG	NIP GROUP INC SPONSORED ADS
NIQ	NIQ GLOBAL INTELLIGENCE PLC ORDINARY SHARES
NISM	NEW YORK LIFE INVTS ACTIVE ETF INTL SML MID CAP
NITE	CAPITOL SER TR THE NIGHTVIEW FD
NIU	NIU TECHNOLOGIES ADS
NIVF	NEWGENIVF GROUP LIMITED SHS NEW CL A
NIVFW	NEWGENIVF GROUP LIMITED WT EXP 040329
NIXT	EA SERIES TRUST RESH AFF DEL ETF
NIXX	NIXXY INC COM NEW
NIXXW	NIXXY INC WT EXP 070226
NJAN	Innovator Growth-100 Power Buffer ETF - January
NJNK	COLUMBIA ETF TR I US HIGH YIELD
NJR	NEW JERSEY RES CORP COM
NJUL	Innovator Growth-100 Power Buffer ETF - July
NJUN	Innovator Growth-100 Power Buffer ETF - June
NKE	NIKE INC CL B
NKLR	TERRA INNOVATUM GLOBAL NV ORD SHS
NKSH	NATIONAL BANKSHARES INC VA COM
NKTR	NEKTAR THERAPEUTICS COM NEW
NKTX	NKARTA INC COM
NKX	NUVEEN CALIF AMT FREE MUNI INC COM
NL	NLI HOLDINGS INC COM NEW
NLOP	NET LEASE OFFICE PROPERTIES COM

NLR	VANECK ETF TRUST URANI NUCLE ETF
NLSI	NEOS Long/Short Equity Income ETF
NLY	ANNALY CAPITAL MANAGEMENT INC COM NEW
NLY-F	ANNALY CAPITAL MANAGEMENT INC 6.95% PFD SER F
NLY-G	ANNALY CAPITAL MANAGEMENT INC PFD SER G
NLY-I	ANNALY CAPITAL MANAGEMENT INC 6.75% PFD SER I
NLY-J	ANNALY CAPITAL MANAGEMENT INC 8.875 PFD CUM J
NMAI	NUVEEN MULTI ASSET INCOME FUND COM
NMAR	Innovator Growth-100 Power Buffer ETF - March
NMAX	NEWSMAX INC COM SHS CLASS B
NMAY	Innovator Growth-100 Power Buffer ETF - May
NMB	SIMPLIFY EXCHANGE TRADED FUNDS NATL MUNI BD ETF
NMBL	TIDAL TRUST III NOVATIDE FLEXIBL
NMCO	NUVEEN MUN CR OPPORTUNITIES FD COM
NMFC	NEW MTN FIN CORP COM
NMFCZ	NEW MTN FIN CORP NT 28
NMG	NOUVEAU MONDE GRAPHITE INC COM NEW
NMI	NUVEEN MUN INCOME FD INC COM
NMIH	NMI HLDGS INC COM
NML	NEUBERGER ENGY INFRSTR & INC COM
NMM	NAVIOS MARITIME PARTNERS LP COM UNIT LPI
NMP	NMP ACQUISITION CORP CL A
NMPAR	NMP ACQUISITION CORP RT EXP 062730
NMPAU	NMP ACQUISITION CORP UNIT EXP 062730
NMR	NOMURA HLDGS INC SPONSORED ADR
NMRA	NEUMORA THERAPEUTICS INC. COM
NMRK	NEWMARK GROUP INC CL A
NMS	NUVEEN MINN QUALITY MUN INM FD SHS
NMT	NUVEEN MASS QUALITY MUN INC COM
NMTC	NEUROONE MED TECHNOLOGIES CORP COM
NMZ	NUVEEN MUN HIGH INCOME OPPORTU COM
NN	NEXTNAV INC COMMON STOCK
NNAVW	NEXTNAV INC WT EXP
NNBR	NN INC COM

NNDM	NANO DIMENSION LTD SPONSORD ADS NEW
NNE	NANO NUCLEAR ENERGY INC COM
NNI	NELNET INC CL A
NNN	NNN REIT INC COM
NNNN	ANBIO BIOTECHNOLOGY SHS CL A
NNOV	Innovator Growth-100 Power Buffer ETF - November
NNOX	NANO X IMAGING LTD ORD SHS
NNVC	NANOVIRICIDES INC COM
NNY	NUVEEN N Y MUN VALUE FD COM
NOA	NORTH AMERN CONSTR GROUP LTD COM
NOAH	NOAH HLDGS LTD SPON ADS
NOBL	ProShares S&P 500 Dividend Aristocrats ETF
NOC	NORTHROP GRUMMAN CORP COM
NOCT	Innovator Growth-100 Power Buffer ETF- October
NODE	VanEck Onchain Economy ETF
NODK	NI HLDGS INC COM
NOEM	CO2 ENERGY TRANSITION CORP COM
NOEMR	CO2 ENERGY TRANSITION CORP RT EXP 101528
NOEMU	CO2 ENERGY TRANSITION CORP UNIT
NOEMW	CO2 ENERGY TRANSITION CORP WT EXP 081728
NOEQ	NORTHERN FDS TR US EQUITY ETF
NOG	NORTHERN OIL & GAS INC COM
NOK	NOKIA CORP SPONSORED ADR
NOMA	NOMADAR CORP. COM CL A
NOMD	NOMAD FOODS LTD USD ORD SHS
NORW	GLOBAL X FDS MSCI NORWAY ETF
NOV	NOV INC COM
NOVM	FT Vest U.S. Equity Max Buffer ETF - November
NOVP	PGIM S&P 500 Buffer 12 ETF - November
NOVT	NOVANTA INC COM
NOVTU	NOVANTA INC UNIT 11/01/28
NOVZ	Elevation Series Trust
NOW	SERVICENOW INC COM
NOWL	GRANITESHARES ETF TR 2X LO NOW DA ETF

NP	NEPTUNE INS HLDGS INC CL A
NPAC	NEW PROVIDENCE ACQUISITION COR USD CL A ORD SHS
NPACU	NEW PROVIDENCE ACQUISITION COR UNITS
NPACW	NEW PROVIDENCE ACQUISITION COR WT EXP 042430
NPB	NORTHPOINTE BANCSHARES INC. COM SHS
NPCE	NEUROPACE INC COM
NPCT	NUVEEN CORE PLUS IMPACT FUND COM BEN INT
NPFD	NUVEEN VRIABL RAT PFD & INM FD COM
NPFE	NPF Core Equity ETF
NPFI	NUSHARES ETF TR NUVE PFD INC ETF
NPK	NATIONAL PRESTO INDS INC COM
NPKI	NPK INTERNATIONAL INC COM SHS
NPO	ENPRO INC COM
NPT	TEXXON HLDG LTD USD ORD SHS
NPV	NUVEEN VA QUALITY MUN INCOM COM
NPWR	NET POWER INC COM CL A
NPWR+	NET POWER INC WT EXP 060828
NRC	NRC HEALTH COM NEW
NRDS	NERDWALLET INC COM CL A
NRDY	NERDY INC CL A COM
NREF	NEXPOINT REAL ESTATE FIN INC COM
NREF-A	NEXPOINT REAL ESTATE FIN INC 8.50% RED PFD A
NRES	DBX ETF TR XTRACKERS RREEF
NRG	NRG ENERGY INC COM NEW
NRGD	BANK MONTREAL MEDIUM CALL NRGD 45
NRGU	BANK MONTREAL MEDIUM CALL NRGU 45
NRGV	ENERGY VAULT HOLDINGS INC COM
NRIM	NORTHRIM BANCORP INC COM
NRIX	NURIX THERAPEUTICS INC COM
NRK	NUVEEN NY AMT FREE COM
NRO	NEUBERGER R/EST SECS INC FD COM
NRP	NATURAL RESOURCE PARTNERS LP COM UNIT LTD PAR
NRSH	TIDAL TRUST I AZTLA NORTH ETF
NRSN	NEUROSENSE THERAPEUTICS LTD ORDINARY SHARES

NRSNW	NEUROSENSE THERAPEUTICS LTD WT EXP 111026
NRT	NORTH EUROPEAN OIL RTY TR SH BEN INT
NRUC	NATIONAL RURAL UTILS COOP FIN 5.5% SUB NT 64
NRXP	NRX PHARMACEUTICALS INC COM NEW
NRXS	NEURAXIS INC COM
NSA	NATIONAL STORAGE AFFILIATES TR COM SHS BEN IN
NSA-A	NATIONAL STORAGE AFFILIATES TR 6% PFD BEN INT A
NSA-B	NATIONAL STORAGE AFFILIATES TR 6% SER B CUM RED
NSC	NORFOLK SOUTHN CORP COM
NSCI	NUSHARES ETF TR NUVE SECU IN ETF
NSEP	Innovator Growth-100 Power Buffer ETF - September
NSI	NORTHERN LTS FD TR IV NATIONAL SEC EME
NSIT	INSIGHT ENTERPRISES INC COM
NSP	INSPERITY INC COM
NSPR	INSPIREMD INC COM
NSRX	NASUS PHARMA LTD ORD SHS
NSSC	NAPCO SEC TECHNOLOGIES INC COM
NSTS	NSTS BANCORP INC COM
NSYS	NORTECH SYS INC COM
NTAP	NETAPP INC COM
NTB	BANK OF N T BUTTERFIELD & SON SHS NEW
NTCL	NETCLASS TECHNOLOGY INC SHS CL A
NTCT	NETSCOUT SYS INC COM
NTES	NETEASE COM INC SPONSORED ADS
NTGR	NETGEAR INC COM
NTHI	NEONC TECHNOLOGIES HLDGS INC COM
NTIC	NORTHERN TECHNOLOGIES INTL COR COM
NTIP	NETWORK-1 TECHNOLOGIES INC COM
NTLA	INTELLIA THERAPEUTICS INC COM
NTNX	NUTANIX INC CL A
NTR	NUTRIEN LTD COM
NTRA	NATERA INC COM
NTRB	NUTRIBAND INC COM NEW
NTRBW	NUTRIBAND INC WT EXP

NTRP	NEXTTRIP INC COM NEW
NTRS	NORTHERN TR CORP COM
NTRSO	NORTHERN TR CORP 4.7% DP SH PF E
NTSD	WISDOMTREE TR EFFI U.S. PLU FD
NTSE	WISDOMTREE TR EMERGING MARKETS
NTSI	WISDOMTREE TR INTERNATIONL EFI
NTSK	NETSKOPE INC CL A
NTST	NETSTREIT CORP COM
NTSX	WISDOMTREE TR US EFFICIENT COR
NTWK	NETSOL TECHNOLOGIES INC COM PAR $.001
NTWO	NEWBURY STR II ACQUISITION COR ORD SHS CL A
NTWOU	NEWBURY STR II ACQUISITION COR UNIT EXP 102329
NTWOW	NEWBURY STR II ACQUISITION COR WT EXP 060131
NTZ	NATUZZI S P A SPON ADS
NU	NU HLDGS LTD ORD SHS CL A
NUAG	NUSHARES ETF TR NUVEEN ENHNC YLD
NUAI	NEW ERA ENERGY & DIGITAL INC COM
NUAIW	NEW ERA ENERGY & DIGITAL INC WT EXP 120629
NUBD	NUSHARES ETF TR NUVEEN ESG US
NUCL	EAGLE NUCLEAR ENERGY CORP COM
NUCLW	EAGLE NUCLEAR ENERGY CORP WT EXP 022531
NUDG	NUVEEN INVT TR II DIVIDEND GROWTH
NUDM	Nuveen ESG International Developed Markets Equity ETF
NUDV	Nuveen ESG Dividend ETF
NUE	NUCOR CORP COM
NUEM	Nuveen ESG Emerging Markets Equity ETF
NUG	THEMES ETF TR LEVERAGE SHS 2X
NUGO	NUSHARES ETF TR GET OPP ETF
NUGT	DIREXION SHARES ETF TRUST DAI GOL BUL ETF
NUGY	GRANITESHARES ETF TR YIELDBOOST GOLD
NUHY	NUSHARES ETF TR ESG HI TLD CRP
NUKX	TIDAL TRUST II NICH NUCL IN ETF
NUKZ	EXCHANGE TRADED CONCEPTS TRUST RANGE NUCLEAR RE
NULC	Nuveen ESG Large-Cap ETF

NULG	Nuveen ESG Large-Cap Growth ETF
NULV	Nuveen ESG Large-Cap Value ETF
NUMG	Nuveen ESG Mid-Cap Growth ETF
NUMI	NUSHARES ETF TR NUVE MUN INC ETF
NUMV	Nuveen ESG Mid-Cap Value ETF
NURE	Nuveen Short-Term REIT ETF
NUS	NU SKIN ENTERPRISES INC CL A
NUSA	NUSHARES ETF TR NUVEEN ESG 1-5
NUSB	NUSHARES ETF TR NUVEEN ULTRA SHT
NUSC	Nuveen ESG Small-Cap ETF
NUTR	NUSATRIP INC COM
NUTX	NUTEX HEALTH INC COM
NUV	NUVEEN MUN VALUE FD INC COM
NUVB	NUVATION BIO INC COM CL A
NUVL	NUVALENT INC COM
NUW	NUVEEN AMT-FREE MUN VALUE FD COM
NUWE	NUWELLIS INC COM NEW
NVAX	NOVAVAX INC COM NEW
NVBT	AllianzIM U.S. Equity Buffer10 Nov ETF
NVBU	AllianzIM U.S. Equity Buffer15 Uncapped Nov ETF
NVBW	AllianzIM U.S. Equity Buffer20 Nov ETF
NVCR	NOVOCURE LTD ORD SHS
NVCT	NUVECTIS PHARMA INC COM
NVD	GRANITESHARES ETF TR 2X SHOR NVDA NEW
NVDA	NVIDIA CORPORATION COM
NVDB	PROSHARES TR ULTRA NVDA
NVDD	DIREXION SHARES ETF TRUST DLY NVDA BEAR 1X
NVDG	THEMES ETF TR LEVERAGE SHARES
NVDL	GRANITESHARES ETF TR 2X LONG NVDA ETF
NVDO	Leverage Shares 2x Capped Accelerated NVDA Monthly ETF
NVDQ	T-Rex 2X Inverse NVIDIA Daily Target ETF
NVDS	INVESTMENT MANAGERS SER TR II TRADR 1.5X NVDA
NVDU	DIREXION SHARES ETF TRUST DLY NVDA BULL 2X
NVDW	Roundhill NVDA WeeklyPay ETF

NVDX	T-Rex 2X Long NVIDIA Daily Target ETF
NVDY	TIDAL TRUST II YIELDMAX NVDA
NVEC	NVE CORP COM NEW
NVG	NUVEEN AMT FREE MUN CR INC FD COM
NVGS	NAVIGATOR HLDGS LTD SHS
NVII	REX NVDA Growth & Income ETF
NVIR	LISTED FDS TR HORIZON KINETICS
NVIT	YieldMax NVDA Performance & Distribution Target 25 ETF
NVMI	NOVA LTD COM
NVNI	NVNI GROUP LIMITED ORD SHS NEW
NVNIW	NVNI GROUP LIMITED WT EXP 110128
NVNO	ENVVENO MEDICAL CORPORATION COM NEW
NVO	NOVO-NORDISK A S ADR
NVOH	PRECIDIAN ETFS TR NOVO NORDISK ASB
NVOX	TIDAL TRUST II DEFIANCE DLY TRG
NVR	NVR INC COM
NVRI	ENVIRI II CORP COM
NVS	NOVARTIS AG SPONSORED ADR
NVST	ENVISTA HOLDINGS CORPORATION COM
NVT	NVENT ELEC PLC SHS
NVTS	NAVITAS SEMICONDUCTOR CORP COM
NVTX	Tradr 2X Long NVTS Daily ETF
NVVE	NUVVE HOLDING CORP COM SHS
NVX	NOVONIX LIMITED SPONSORED ADS
NVYY	GRANITESHARES ETF TR YIELDBOOST NVDA
NWAX	NEW AMER ACQUISITION I CORP COM SHS CL A
NWAX+	NEW AMER ACQUISITION I CORP WT EXP
NWAX=	NEW AMER ACQUISITION I CORP UNIT
NWBI	NORTHWEST BANCSHARES INC COM
NWE	NORTHWESTERN ENERGY GROUP INC COM NEW
NWFL	NORWOOD FINANCIAL CORP COM
NWG	NATWEST GROUP PLC SPONS ADR
NWGL	CLASS WORKSHOP GROUP LTD SPONSORED ADS
NWL	NEWELL BRANDS INC COM

NWN	NORTHWEST NAT HLDG CO COM
NWPX	NWPX INFRASTRUCTURE INC COM
NWS	NEWS CORP NEW CL B
NWSA	NEWS CORP NEW CL A
NWTG	NEWTON GOLF COMPANY INC COM
NX	QUANEX BLDG PRODS CORP COM
NXB	NEXTBOAT INC COM SHS
NXDR	NEXTDOOR HOLDINGS INC COM CL A
NXDT	NEXPOINT DIVERSIFIED REL ET TR COM NEW
NXDT-A	NEXPOINT DIVERSIFIED REL ET TR 5.5% CUM PRF A
NXE	NEXGEN ENERGY LTD COM
NXG	NXG NEXTGEN INFRASTR INCM FD COM
NXGL	NEXGEL INC COM
NXGLW	NEXGEL INC WT EXP 122726
NXL	NEXALIN TECHNOLOGY INC COM
NXP	NUVEEN SELECT TAX-FREE INCOME SH BEN INT
NXPG	Leverage Shares 2X Long NXPI Daily ETF
NXPI	NXP SEMICONDUCTORS N V COM
NXPL	NEXTPLAT CORP COM
NXPX	Tradr 2X Long NXPI Daily ETF
NXRT	NEXPOINT RESIDENTIAL TR INC COM
NXST	NEXSTAR MEDIA GROUP INC COMMON STOCK
NXT	NEXTPOWER INC CLASS A COM
NXTC	NEXTCURE INC COM NEW
NXTE	INVESTMENT MANAGERS SER TR II AXS GREEN ALPHA
NXTG	FIRST TR EXCHANGE-TRADED FD II INDXX NEXTG ETF
NXTI	Simplify Next Intangible Core Index ETF
NXTS	NEXENTIS TECHNOLOGIES INC COM
NXTT	NEXT TECHNOLOGY HOLDING INC COM
NXUS	NUSHARES ETF TR NUVEE AGGRE ETF
NXXT	NEXTNRG INC COM
NYAX	NAYAX LTD SHS
NYC	AMERICAN STRATEGIC INVEST CO COM CL A
NYF	ISHARES TR NEW YORK MUN ETF

NYM	AB ACTIVE ETFS INC NEW YO INTER ETF
NYNY	Corgi NYC Based ETF
NYSX	GLOBAL X FDS NYSE 100 ETF
NYT	NEW YORK TIMES CO MTN BE CL A
NYXH	NYXOAH S A SHS
NYYY	EXCHANGE LISTED FDS TR XETF NVDA DA ETF
NZAC	SPDR INDEX SHS FDS SST SPDR MSCI
NZF	NUVEEN MUN CR INCOME FD COM SH BEN INT
O	REALTY INCOME CORP COM
OABI	OMNIAB INC COM
OABIW	OMNIAB INC WT EXP
OACC	OAKTREE ACQUISITION CORP III L SHS CL A
OACCU	OAKTREE ACQUISITION CORP III L UNIT EXP 100429
OACCW	OAKTREE ACQUISITION CORP III L WT EXP 090131
OACP	UNIFIED SER TR ONEA CORE BD ETF
OAEM	UNIFIED SER TR ONEASCENT EMGRG
OAIM	UNIFIED SER TR ONEASCENT INTL
OAK-A	BROOKFIELD OAKTREE HLDGS LLC 6.625% PFD UT A
OAK-B	BROOKFIELD OAKTREE HLDGS LLC 6.550 PFD UNT B
OAKG	HARRIS OAKMARK ETF TRUST GLOB LAR CAP ETF
OAKI	HARRIS OAKMARK ETF TRUST INTL LARGE CAP
OAKM	HARRIS OAKMARK ETF TRUST OAKMARK U S LRG
OALC	UNIFIED SER TR ONEASCENT LARGE
OARK	TIDAL TRUST II YIELD INNOV ETF
OASC	UNIFIED SER TR ONEA ENH SMA ETF
OBA	OXLEY BRIDGE ACQ LTD USD CL A ORD SHS
OBAI	OUR BD INC COM SHS
OBAWU	OXLEY BRIDGE ACQ LTD UNIT EXP 061730
OBAWW	OXLEY BRIDGE ACQ LTD WT EXP 061730
OBDC	BLUE OWL CAPITAL CORPORATION COM
OBE	OBSIDIAN ENERGY LTD COM
OBIL	RBB FD INC US TREASRY 12 MT
OBIO	ORCHESTRA BIOMED HLDGS INC COM
OBK	ORIGIN BANCORP INC COM

OBND	State Street Loomis Sayles Opportunistic Bond ETF
OBOR	KRANESHARES TRUST MSCI ONE BELT
OBT	ORANGE CNTY BANCORP INC COM
OBTC	OSPREY BITCOIN TR UNIT BEN INT
OC	OWENS CORNING NEW COM
OCAC=	OCEAN CAP ACQUISITION CORP UNITS
OCC	OPTICAL CABLE CORP COM NEW
OCCI	OFS CREDIT COMPANY INC COM
OCCIM	OFS CREDIT COMPANY INC NT 29
OCCIN	OFS CREDIT COMPANY INC CAL NT 26
OCDB	Aptus October Deep Buffer ETF
OCFC	OCEANFIRST FINL CORP COM
OCG	ORIENTAL CULTURE HOLDING LTD ORD SHS NEW
OCGN	OCUGEN INC COM
OCIO	ETF SER SOLUTIONS CLEARSHS OCIO
OCS	OCULIS HOLDING AG ORDINARY SHARES
OCSAW	OCULIS HOLDING AG WT EXP 030628
OCSL	OAKTREE SPECIALTY LENDING COM
OCTB	Aptus October Buffer ETF
OCTH	Innovator Premium Income 20 Barrier ETF - October
OCTJ	Innovator Premium Income 30 Barrier ETF - October
OCTM	FT Vest U.S. Equity Max Buffer ETF - October
OCTP	PGIM S&P 500 Buffer 12 ETF - October
OCTT	AllianzIM U.S. Equity Buffer10 Oct ETF
OCTU	AllianzIM U.S. Equity Buffer15 Uncapped Oct ETF
OCTV	OCTAVE INTELLIGENCE PLC ORD SHS CL B
OCTW	AllianzIM U.S. Equity Buffer20 Oct ETF
OCTZ	Elevation Series Trust
OCUL	OCULAR THERAPEUTIX INC COM
ODC	OIL DRI CORP AMER COM
ODD	ODDITY TECH LTD SHS CL A
ODDS	PACER FDS TR BLUESTAR DIG ENT
ODDZ	Corgi Sports Betting & Gambling ETF
ODFL	OLD DOMINION FREIGHT LINE INC COM

ODHY	SPINNAKER ETF SERIES OBRA DE HIGH ETF
ODTE	VEGASHARES ETF TRUS SPX NDX RTY ETF
ODTX	ODYSSEY THERAPEUTICS INC COMMON STOCK
ODV	OSISKO DEVELOPMENT CORP COM NEW
ODVWZ	OSISKO DEVELOPMENT CORP WT EXP 052727
ODYS	ODYSIGHT AI INC COM NEW
OEC	ORION S.A. COM
OEF	ISHARES TR S&P 100 ETF
OEFA	ALPS ETF TR O SHARES INTL D
OEI	LISTED FDS TR OPTI EQU INC ETF
OESX	ORION ENERGY SYS INC COM NEW
OFAL	OFA GROUP USD CL A ORD SHS
OFG	OFG BANCORP COM
OFIX	ORTHOFIX MED INC COM
OFLX	OMEGA FLEX INC COM
OFRM	ONCE UPON A FARM PBC COM
OFS	OFS CAP CORP COM
OFSSH	OFS CAP CORP CAL NT 28
OFSSO	OFS CAP CORP CAL NT 28
OGC	OCEANAGOLD CORP COM NEW
OGCP	EMPIRE ST RLTY OP L P UNIT LTD PRT 60
OGE	OGE ENERGY CORP COM
OGEN	ORAGENICS INC COM
OGI	ORGANIGRAM GLOBAL INC COM
OGIG	ALPS ETF TR OSHS GBL INTER
OGN	ORGANON & CO COMMON STOCK
OGS	ONE GAS INC COM
OGSP	SPINNAKER ETF SERIES OBRA HIGH GRDE
OHAC	OCEANHAWK ACQUISITION CORP CL A ORD SHS
OHACR	OCEANHAWK ACQUISITION CORP RT EXP 051931
OHACU	OCEANHAWK ACQUISITION CORP UNIT EXP 051931
OHI	OMEGA HEALTHCARE INVS INC COM
OI	O-I GLASS INC COM
OIA	INVESCO MUNI INCOME OPP TRST COM

OIH	VANECK ETF TRUST OIL SERVICES ETF
OII	OCEANEERING INTL INC COM
OILD	BANK MONTREAL MEDIUM CALL LKD 41
OILK	ProShares K-1 Free Crude Oil ETF
OILT	TEXAS CAPITAL FUNDS TRUST TEXAS OIL INDEX
OILU	BANK MONTREAL MEDIUM CAL LKD 41
OIM	ONEIM ACQUISITION CORP ORD SHS CL A
OIMAU	ONEIM ACQUISITION CORP UNIT EXP 010731
OIMAW	ONEIM ACQUISITION CORP WT EXP 010731
OIO	OIO GROUP ORD SHS
OIOWW	OIO GROUP WT EXP 080228
OIS	OIL STS INTL INC COM
OKE	ONEOK INC NEW COM
OKLL	TIDAL TRUST II DEF LON OKL ETF
OKLO	OKLO INC COM CL A
OKLS	TIDAL TRUST II DEF SHO OKL ETF
OKTA	OKTA INC CL A
OKTG	THEMES ETF TR LEVERAGE SHS 2X
OKUR	ONKURE THERAPEUTICS INC COM CL A
OKYO	OKYO PHARMA LTD SHS NEW
OLB	OLB GROUP INC COM
OLED	UNIVERSAL DISPLAY CORP COM
OLLI	OLLIES BARGAIN OUTLET HLDGS COM
OLMA	OLEMA PHARMACEUTICALS INC COM
OLN	OLIN CORP COM PAR $1
OLOX	OLENOX INDUSTRIES INC COM NEW
OLP	ONE LIBERTY PPTYS INC COM
OLPX	OLAPLEX HLDGS INC COM
OM	OUTSET MED INC COM NEW
OMAB	GRUPO AEROPORTUARIO DEL CENTRO SPON ADR
OMAH	TIDAL TRUST III VISTASHARES TRGT
OMC	OMNICOM GROUP INC COM
OMCL	OMNICELL COM COM
OMDA	OMADA HEALTH INC COM

OMER	OMEROS CORP COM
OMEX	ODYSSEY MARINE EXPL INC COM NEW
OMF	ONEMAIN HLDGS INC COM
OMFL	Invesco Russell 1000 Dynamic Multifactor ETF
OMFS	Invesco Russell 2000 Dynamic Multifactor ETF
OMH	OHMYHOME LTD ORD SHS CL A
OMSE	OMS ENERGY TECHNOLOGIES INC ORD SHS
ON	ON SEMICONDUCTOR CORP COM
ONB	OLD NATL BANCORP IND COM
ONBPO	OLD NATL BANCORP IND 7% DP SH PF C
ONBPP	OLD NATL BANCORP IND DP 1/40 NC PPF A
ONC	BEONE MEDICINES LTD SPONSORED ADS
ONCH	1RT ACQUISITION CORP. USD CL A ORD SHS
ONCHU	1RT ACQUISITION CORP. UNIT EXP 062630
ONCHW	1RT ACQUISITION CORP. WT EXP 062630
ONCO	ONCONETIX INC COM
ONCY	ONCOLYTICS BIOTECH INC COM NEW
OND	PROSHARES TR ON-DEMAND ETF
ONDG	THEMES ETF TR LEVERAGE SHARE
ONDL	Defiance Daily Target 2X Long ONDS ETF
ONDS	ONDAS INC COM NEW
ONDU	Tradr 2X Long ONDS Daily ETF
ONEG	ONECONSTRUCTION GROUP LTD SHS
ONEH	TrueShares Equity Hedge ETF
ONEO	SPDR SERIES TRUST ST STR R1K MOM
ONEQ	FIDELITY COMWLTH TR NASDAQ COMPSIT
ONEV	SPDR SERIES TRUST ST STR R1K LOWV
ONEW	ONEWATER MARINE INC CL A COM
ONEY	SPDR SERIES TRUST ST STR R1K YLD
ONEZ	TrueShares Seasonality Laddered Buffered ETF
ONFO	ONFOLIO HOLDINGS INC COM NEW
ONFOW	ONFOLIO HOLDINGS INC WT EXP 010227
ONG	Leverage Shares 2X Long ON Daily ETF
ONIT	ONITY GROUP INC COM NEW

ONL	ORION PROPERTIES INC COM
ONLN	PROSHARES TR ONLINE RTL ETF
ONMD	ONEMEDNET CORP CL A
ONMDW	ONEMEDNET CORP WT EXP 110728
ONOF	GLOBAL X FDS ADAPTIVE US RISK
ONON	ON HLDG AG NAMEN AKT A
ONT	ONTERRIS INC COM
ONTO	ONTO INNOVATION INC COM
ONX	Tradr 2X Long ON Daily ETF
OOMA	OOMA INC COM
OOSP	SPINNAKER ETF SERIES OBRA OPPOR STRU
OPAD	OFFERPAD SOLUTIONS INC COM CL A
OPAL	OPAL FUELS INC CLASS A COM
OPBK	OP BANCORP COM
OPCH	OPTION CARE HEALTH INC COM NEW
OPEG	THEMES ETF TR LEVERAGE SHS 2X
OPEN	OPENDOOR TECHNOLOGIES INC COM
OPENL	OPENDOOR TECHNOLOGIES INC WT EXP 112026 A
OPENW	OPENDOOR TECHNOLOGIES INC WT EXP 112026 K
OPENZ	OPENDOOR TECHNOLOGIES INC WT EXP 112026 Z
OPER	ETF SER SOLUTIONS CLEARSHS ULTRA
OPEX	Tradr 2X Long OPEN Daily ETF
OPFI	OPPFI INC COM CL A
OPFI+	OPPFI INC WT EXP 072026
OPHC	OPTIMUMBANK HLDGS INC COM
OPK	OPKO HEALTH INC COM
OPLN	OPENLANE INC COM
OPP	RIVERNORTH DOUBLELINE STRATE COM
OPP-A	RIVERNORTH DOUBLELINE STRATE 4.375 SER A PFD
OPP-B	RIVERNORTH DOUBLELINE STRATE 4.75% CUM PFD B
OPP-C	RIVERNORTH DOUBLELINE STRATE 6.00 SER C PFD
OPPE	WISDOMTREE TR EUROP OPPOR FD
OPPJ	WISDOMTREE TR JAPAN OPPOR FD
OPRA	OPERA LTD SPONSORED ADS

OPRT	OPORTUN FINL CORP COM
OPRX	OPTIMIZERX CORP COM NEW
OPTH	OPTIMI HEALTH CORP COMMON SHARES
OPTT	OCEAN PWR TECHNOLOGIES INC COM NEW
OPTU	OPTIMUM COMMUNICATIONS INC CL A
OPTX	SYNTEC OPTICS HLDGS INC CL A
OPTXW	SYNTEC OPTICS HLDGS INC WT EXP
OPTZ	ADVISOR MANAGED PORTFOLIOS OPTIMIZE STRATEG
OPXS	OPTEX SYS HLDGS INC COM NEW
OPY	OPPENHEIMER HLDGS INC CL A NON VTG
OR	OR ROYALTIES INC. COM SHS
ORA	ORMAT TECHNOLOGIES INC COM
ORBS	EIGHTCO HOLDINGS INC COM
ORBX	GLOBAL X FDS SPACE TECH ETF
ORC	ORCHID IS CAP INC COM NEW
ORCL	ORACLE CORP COM
ORCL-D	ORACLE CORP 6.5 DEP CUM SR D
ORCS	DIREXION SHARES ETF TRUST DAILY ORCL BEAR
ORCU	DIREXION SHARES ETF TRUST DAILY ORCL BULL
ORCX	TIDAL TRUST II DEFIANCE DAILY
ORGN	ORIGIN MATERIALS INC COM
ORGNW	ORIGIN MATERIALS INC WT EXP 062326
ORGO	ORGANOGENESIS HLDGS INC COM
ORI	OLD REP INTL CORP COM
ORIC	ORIC PHARMACEUTICALS INC COM
ORIO	ORION DIGITAL CORP COM
ORIQ	ORIGIN INVT CORP I ORD SHS
ORIQU	ORIGIN INVT CORP I UNIT EXP 062730
ORIQW	ORIGIN INVT CORP I WT EXP 062730
ORIS	ORIENTAL RISE HLDGS LTD ORD SHS
ORKA	ORUKA THERAPEUTICS INC COM
ORKT	ORANGEKLOUD TECHNOLOGY INC SHS CL A NEW
ORLA	ORLA MNG LTD NEW COM
ORLG	THEMES ETF TR LEVERAGE SHS 2X

ORLY	OREILLY AUTOMOTIVE INC COM
ORMP	ORAMED PHARMACEUTICALS INC COM NEW
ORN	ORION GROUP HLDGS INC COM
ORO	Arrow Valtoro ETF
ORR	EA SERIES TRUST MILI LONG SH ETF
ORRF	ORRSTOWN FINL SVCS INC COM
OSBC	OLD SECOND BANCORP INC DEL COM
OSCG	THEMES ETF TR LEVERAGE SHS 2X
OSCR	OSCAR HEALTH INC CL A
OSCV	Opus Small Cap Value ETF
OSCX	TIDAL TRUST II DEFI DA OSCR ETF
OSEA	HARBOR ETF TRUST INTERNATNAL COMP
OSG	OCTAVE SPECIALTY GROUP INC COM NEW
OSIS	OSI SYSTEMS INC COM
OSK	OSHKOSH CORP COM
OSPN	ONESPAN INC COM
OSRH	OSR HLDGS INC COM
OSRHW	OSR HLDGS INC WT EXP 020928
OSS	ONE STOP SYS INC COM
OSSL	Defiance Daily Target 2X Long OSS ETF
OST	OSTIN TECHNOLOGY GROUP CO LTD SHS NEW CL A
OSTX	OS THERAPIES INCORPORATED COM NEW
OSUR	ORASURE TECHNOLOGIES INC COM
OSW	ONESPAWORLD HOLDINGS LIMITED COM
OTAI=	STARLINK AI ACQUISITION CORP UNIT
OTEX	OPEN TEXT CORP COM
OTF	BLUE OWL TECHNOLOGY FIN CORP COMMON STOCK
OTGA	OTG ACQUISITION CORP. I ORD CL A
OTGAU	OTG ACQUISITION CORP. I UNIT EXP 090530
OTGAW	OTG ACQUISITION CORP. I WT EXP 090530
OTGL	ETF OPPORTUNITIES TRUST OTG LATIN AMER
OTIS	OTIS WORLDWIDE CORP COM
OTLK	OUTLOOK THERAPEUTICS INC COM
OTLY	OATLY GROUP AB SPONSORED ADS

OTTR	OTTER TAIL CORP COM
OUNZ	VANECK MERK GOLD ETF GOLD SHS
OUSA	ALPS ETF TR OSHARES US QUALT
OUSM	ALPS ETF TR OSHARES US SMLCP
OUST	OUSTER INC COM NEW
OUT	OUTFRONT MEDIA INC COM NEW
OVB	Overlay Shares Core Bond ETF
OVBC	OHIO VY BANC CORP COM
OVF	Overlay Shares Foreign Equity ETF
OVID	OVID THERAPEUTICS INC COM
OVL	Overlay Shares Large Cap Equity ETF
OVLH	Overlay Shares Hedged Large Cap Equity ETF
OVLY	OAK VY BANCORP OAKDALE CALIF COM
OVM	Overlay Shares Municipal Bond ETF
OVS	Overlay Shares Small Cap Equity ETF
OVT	Overlay Shares Short Term Bond ETF
OVV	OVINTIV INC COM
OWL	BLUE OWL CAPITAL INC COM CL A
OWLS	OBOOK HLDGS INC SHS CL A
OWLT	OWLET INC CL A NEW
OWN	Inside Ownership 100 ETF
OWNB	BITWISE FUNDS TRUST BITC STD COR ETF
OWNS	TIDAL TRUST III AFFORDABLE HOUS
OXBR	OXBRIDGE RE HLDGS LTD SHS
OXBRW	OXBRIDGE RE HLDGS LTD WT EXP 032629
OXLC	OXFORD LANE CAP CORP COM
OXLCG	OXFORD LANE CAP CORP CAL 32
OXLCI	OXFORD LANE CAP CORP CAL NT 30
OXLCL	OXFORD LANE CAP CORP CAL NT 31
OXLCM	OXFORD LANE CAP CORP CAL NT 31
OXLCN	OXFORD LANE CAP CORP 7.125% PFD SR 29
OXLCO	OXFORD LANE CAP CORP CAL NT 29
OXLCZ	OXFORD LANE CAP CORP CAL NT 27
OXM	OXFORD INDS INC COM

OXSQ	OXFORD SQUARE CAP CORP COM
OXSQG	OXFORD SQUARE CAP CORP NT CAL 28
OXSQH	OXFORD SQUARE CAP CORP CAL NT 30
OXY	OCCIDENTAL PETE CORP COM
OXY+	OCCIDENTAL PETE CORP WT EXP 080327
OYSE	OYSTER ENTERPRISES II ACQUISIT ORD SHS CL A
OYSER	OYSTER ENTERPRISES II ACQUISIT RT EXP 052230
OYSEU	OYSTER ENTERPRISES II ACQUISIT UNITS EXP 052230
OZ	BELPOINTE PREP LLC UNIT RP LTD LB A
OZEM	ROUNDHILL ETF TRUST GLP 1 & WEIGHT L
OZK	BANK OZK LITTLE ROCK ARK COM
OZKAP	BANK OZK LITTLE ROCK ARK 4.625% PER PFD A
P	EVERPURE INC CL A
PAA	PLAINS ALL AMERN PIPELINE L P UNIT LTD PARTN
PAAA	PGIM ETF TR AAA CLO ETF
PAAC	PROEM ACQUISITION CORP I ORD SHS
PAACU	PROEM ACQUISITION CORP I UNIT EXP 012931
PAACW	PROEM ACQUISITION CORP I WT EXP 012931
PAAS	PAN AMERN SILVER CORP COM
PAAU	T-REX 2X Long PAAS Daily Target ETF
PAB	PGIM ETF TR ACTI AGGR BD ETF
PABD	ISHARES TR PARI ALIG EX ETF
PABU	ISHARES TR PARI ALI CLI ETF
PAC	GRUPO AEROPORTUNARIO DEL PACIF SPON ADS B
PACB	PACIFIC BIOSCIENCES CALIF INC COM
PACH	PIONEER ACQUISITION I CORP CL A ORD SHS
PACHU	PIONEER ACQUISITION I CORP UNIT EXP 061630
PACHW	PIONEER ACQUISITION I CORP WT EXP 061630
PACK	RANPAK HOLDINGS CORP COM CL A
PACS	PACS GROUP INC COM SHS
PAG	PENSKE AUTOMOTIVE GRP INC COM
PAGP	PLAINS GP HLDGS L P LTD PARTNR INT A
PAGS	PAGSEGURO DIGITAL LTD COM CL A
PAHC	PHIBRO ANIMAL HEALTH CORP CL A COM

PAI	WESTERN ASSET INVESTMENT GRADE COM
PAII	PYROPHYTE ACQUISITION CORP. II CL A SHS
PAII+	PYROPHYTE ACQUISITION CORP. II WT EXP 073032
PAII=	PYROPHYTE ACQUISITION CORP. II UNIT
PAL	PROFICIENT AUTO LOGISTICS INC COM
PALC	PACER FDS TR LUNT LRGCP MULTI
PALD	DIREXION SHARES ETF TRUST DLY PANW BEAR 1X
PALI	PALISADE BIO INC COM
PALL	ABRDN PALLADIUM ETF TRUST PHYSICAL PALLADM
PALO	PALOMA ACQUISITION CORP I ORD SHS CL A
PALOU	PALOMA ACQUISITION CORP I UNITS EXP 021231
PALOW	PALOMA ACQUISITION CORP I WT EXP 021231
PALU	DIREXION SHARES ETF TRUST DLY PANW BULL 2X
PAM	PAMPA ENERGIA SA SPONS ADR LVL I
PAMC	PACER FDS TR LUNT MDCAP MLT
PAMT	PAMT CORP COM
PANG	THEMES ETF TR LEVERAGE SHS 2X
PANL	PANGAEA LOGISTICS SOLUTION LTD SHS
PANW	PALO ALTO NETWORKS INC COM
PAPI	MORGAN STANLEY ETF TRUST PARA EQ PREM ETF
PAPL	PINEAPPLE FINANCIAL INC COM SHS
PAPR	Innovator U.S. Equity Power Buffer ETF - April
PAR	PAR TECHNOLOGY CORP COM
PARK	PARK DENTAL PARTNERS INC COM
PARR	PAR PAC HOLDINGS INC COM NEW
PASG	PASSAGE BIO INC COM NEW
PASW	PING AN BIOMEDICAL CO LTD CL A USD ORD SHS
PATH	UIPATH INC CL A
PATK	PATRICK INDS INC COM
PATN	PACER FDS TR NASD IN PATE ETF
PATX	Tradr 2X Long PATH Daily ETF
PAUG	Innovator U.S. Equity Power Buffer ETF - August
PAVE	Global X U.S. Infrastructure Development ETF
PAVM	PAVMED INC COM

PAVS	PARANOVUS ENTERTNMNT TECH LTD CL A ORD SHS
PAWZ	ProShares Pet Care ETF
PAX	PATRIA INVESTMENTS LIMITED COM CL A
PAXS	PIMCO ACCESS INCOME FUND SHS BENFIN INT
PAY	PAYMENTUS HOLDINGS INC COM CL A
PAYC	PAYCOM SOFTWARE INC COM
PAYH	TrueShares S&P Autocallable High Income ETF
PAYM	TrueShares S&P Autocallable Defensive Income ETF
PAYO	PAYONEER GLOBAL INC COM
PAYP	PAYPAY CORP SPONSORED ADS
PAYR	Federated Hermes Enhanced Income ETF
PAYS	PAYSIGN INC COM
PAYX	PAYCHEX INC COM
PB	PROSPERITY BANCSHARES INC COM
PBA	PEMBINA PIPELINE CORP COM
PBAP	PGIM S&P 500 Buffer 20 ETF - April
PBAU	PGIM S&P 500 Buffer 20 ETF - August
PBD	INVESCO EXCHANGE-TRADED FD TR GBL CLEAN ENRG
PBDC	PUTNAM ETF TRUST BDC INCOME ETF
PBDE	PGIM S&P 500 Buffer 20 ETF - December
PBE	INVESCO EXCHANGE TRADED FD TR BIOTECHNOLOGY
PBEU	TIDAL TR IV PORTFOLIO BUILDN
PBF	PBF ENERGY INC CL A
PBFB	PGIM S&P 500 Buffer 20 ETF - February
PBFR	PGIM Laddered S&P 500 Buffer 20 ETF
PBFS	PIONEER BANCORP INC MD COM
PBH	PRESTIGE CONSMR HEALTHCARE INC COM
PBHC	PATHFINDER BANCORP INC MD COM
PBI	PITNEY BOWES INC COM
PBI-B	PITNEY BOWES INC NT 43
PBJ	INVESCO EXCHANGE TRADED FD TR FOOD & BEVERAGE
PBJA	PGIM S&P 500 Buffer 20 ETF - January
PBJL	PGIM S&P 500 Buffer 20 ETF - July
PBJN	PGIM S&P 500 Buffer 20 ETF - June

PBK	POWERBANK CORP COM SHS
PBL	PGIM Portfolio Ballast ETF
PBLS	PARABILIS MEDICINES INC COM
PBM	PSYENCE BIOMEDICAL LTD COM SHS
PBMR	PGIM S&P 500 Buffer 20 ETF - March
PBMWW	PSYENCE BIOMEDICAL LTD WT EXP 012229
PBMY	PGIM S&P 500 Buffer 20 ETF - May
PBNV	PGIM S&P 500 Buffer 20 ETF - November
PBOC	PGIM S&P 500 Buffer 20 ETF - October
PBOG	TIDAL TR IV PORTFOLIO BUILDI
PBOT	2023 ETF SERIES TRUST PICTET AI & AUTO
PBP	Invesco S&P 500 BuyWrite ETF
PBPH	TIDAL TR IV PORTF WORLD ETF
PBQQ	PGIM ROCK ETF TR LADDERED NASDAQ
PBR	PETROLEO BRASILEIRO S A SPONSORED ADR
PBR.A	PETROLEO BRASILEIRO S A SP ADR NON VTG
PBRG	THEMES ETF TR LEVERAGE SHS 2X
PBSE	PGIM S&P 500 Buffer 20 ETF - September
PBT	PERMIAN BASIN RTY TR UNIT BEN INT
PBTP	Invesco 0-5 Yr US TIPS ETF
PBUS	Invesco MSCI USA ETF
PBW	INVESCO EXCHANGE TRADED FD TR WILDERHIL CLAN
PBYI	PUMA BIOTECHNOLOGY INC COM
PC	PREMIUM CATERING HLDGS LTD SHS NEW
PCAP	PROCAP ACQUISITION CORP SHS CL A
PCAPU	PROCAP ACQUISITION CORP UNIT EX 051630
PCAPW	PROCAP ACQUISITION CORP WT EXP 051630
PCAR	PACCAR INC COM
PCB	PCB BANCORP COM
PCCE	LITMAN GREGORY FDS TR POLEN CAP CHINA
PCEB	FUNDVANTAGE TR POLEN EURO HIGH
PCEF	INVESCO EXCHANGE-TRADED FD TR CEF INM COMPSI
PCF	HIGH INCOME SECS FD SHS BEN INT
PCFI	FUNDVANTAGE TR POLEN FLT RATE

PCG	PG&E CORP COM
PCG-A	PACIFIC GAS & ELEC CO PFD 1ST 6%
PCG-B	PACIFIC GAS & ELEC CO PFD 1ST 5.50%
PCG-C	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-D	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-E	PACIFIC GAS & ELEC CO PFD 1 SER A 5%
PCGG	LITMAN GREGORY FDS TR POLEN CAPITAL GL
PCG-G	PACIFIC GAS & ELEC CO PFD 1ST 4.80%
PCG-H	PACIFIC GAS & ELEC CO PFD 1ST 4.50%
PCG-I	PACIFIC GAS & ELEC CO PFD 1ST 4.36%
PCG-X	PG&E CORP PFD CONV SER A
PCHI	FUNDVANTAGE TR POLE HIGH IN ETF
PCI	PGIM Corporate Bond 5-10 Year ETF
PCIG	LITMAN GREGORY FDS TR POLEN CAP INTL G
PCL	PGIM Corporate Bond 10+ Year ETF
PCLA	PICOCELA INC SPONSORED ADS
PCLC	FUNDVANTAGE TR POLEN 5PERSP LAR
PCLG	FUNDVANTAGE TR POLEN FOCUS GROW
PCLN	2023 ETF SERIES TRUST PICT CL PLAN ETF
PCLO	VIRTUS ETF TR II SEIX AAA PRIVAAT
PCM	PCM FD INC COM
PCMM	BONDBLOXX ETF TRUST PRIVA CR CLO ETF
PCN	PIMCO CORPORATE & INCM STRG FD COM
PCOR	PROCORE TECHNOLOGIES INC COM
PCPI	PIMCO ETF TR INFLATION PLUS
PCPP	Porter & Company Porter Portfolio Index ETF
PCQ	PIMCO CALIF MUN INCOME FD COM
PCR	SIMPLIFY EXCHANGE TRADED FUNDS VETTAFI PRIVATE
PCRX	PACIRA BIOSCIENCES INC COM
PCS	PGIM Corporate Bond 0-5 Year ETF
PCSA	PROCESSA PHARMACEUTICALS INC COM SHS
PCSC	PERCEPTIVE CAP SOLUTIONS CORP CL A ORD SHS
PCSG	FUNDVANTAGE TR POLEN 5PERSP SMA
PCT	PURECYCLE TECHNOLOGIES INC COM

PCTTU	PURECYCLE TECHNOLOGIES INC UNIT EXP 061726
PCTTW	PURECYCLE TECHNOLOGIES INC WT EXP 061726
PCTY	PAYLOCITY HLDG CORP COM
PCVX	VAXCYTE INC COM
PCY	INVESCO EXCHANGE-TRADED FD TR EMRNG MKT SVRG
PCYO	PURE CYCLE CORP COM NEW
PD	PAGERDUTY INC COM
PDBA	INVESCO ACTVELY MNGD ETC FD TR AGRI CMDTY STRA
PDBC	INVESCO ACTVELY MNGD ETC FD TR OPTIMUM YIELD
PDC	PERPETUALS.COM LTD SPONSORED ADS
PDCC	PEARL DIVER CREDIT COMPANY INC COM SHS
PDD	PDD HOLDINGS INC SPONSORED ADS
PDDL	GRANITESHARES ETF TR 2X LNG PDD DAL
PDEC	Innovator U.S. Equity Power Buffer ETF - December
PDEX	PRO-DEX INC COLO COM NEW
PDFS	PDF SOLUTIONS INC COM
PDI	PIMCO DYNAMIC INCOME FD SHS
PDLB	PONCE FINANCIAL GROUP INC COMMON STOCK
PDM	PIEDMONT REALTY TRUST INC COM CL A
PDN	INVESCO EXCHANGE-TRADED FD TR RAFI DVLPD MRKTS
PDO	PIMCO DYNAMIC INCOME OPRNTS FD COM BEN SHS
PDP	INVESCO EXCHANGE TRADED FD TR DORS WRI MOM ETF
PDPA	PEARL DIVER CREDIT COMPANY INC CAL NT 29
PDS	PRECISION DRILLING CORP COM NEW
PDSB	PDS BIOTECHNOLOGY CORP COM
PDT	HANCOCK JOHN PREM DIVID FD COM SH BEN INT
PDX	PIMCO DYNAMIC INCOME STRATEGY COM SHS BEN INT
PDYN	PALLADYNE AI CORP COM NEW
PDYNW	PALLADYNE AI CORP WT EXP 092426
PEB	PEBBLEBROOK HOTEL TR COM
PEB-E	PEBBLEBROOK HOTEL TR 6.375 PFD SER E
PEB-F	PEBBLEBROOK HOTEL TR 6.3 CUM PFD SR F
PEB-G	PEBBLEBROOK HOTEL TR 6.375% RED PFD G
PEB-H	PEBBLEBROOK HOTEL TR 5.70% CUM PFD H

PEBK	PEOPLES BANCORP N C INC COM
PEBO	PEOPLES BANCORP INC COM
PECE	PEACE ACQUISITION CORP ORD SHS
PECER	PEACE ACQUISITION CORP RT EXP 051931
PECEU	PEACE ACQUISITION CORP UNIT EXP 051931
PECEW	PEACE ACQUISITION CORP WT EXP 051931
PECO	PHILLIPS EDISON & CO INC COMMON STOCK
PED	PEDEVCO CORP COM NEW
PEG	PUBLIC SVC ENTERPRISE GROUP COM
PEGA	PEGASYSTEMS INC COM
PEJ	INVESCO EXCHANGE TRADED FD TR LEISU ENTMT ETF
PEMX	PUTNAM ETF TRUST EMERGING MARKETS
PEN	PENUMBRA INC COM
PENG	PENGUIN SOLUTIONS INC COM
PENN	PENN ENTERTAINMENT INC COM
PEO	ADAM NAT RES FD INC COM
PEP	PEPSICO INC COM
PEPG	PEPGEN INC COM
PEPS	MORGAN STANLEY ETF TRUST PARAMETRIC EQU
PERF	PERFECT CORP CL A ORD SHS
PERI	PERION NETWORK LTD SHS NEW
PESI	PERMA-FIX ENVIRONMENTAL SVCS COM NEW
PETS	PETMED EXPRESS INC COM
PETZ	TDH HLDGS INC SHS NEW
PEVC	PACER FDS TR PE/VC ETF
PEW	GRABAGUN DIGITAL HLDGS INC COMMON STOCK
PEW+	GRABAGUN DIGITAL HLDGS INC WT EXP
PEX	Proshares Global Listed Private Equity ETF
PEXL	PACER FDS TR US EXPORT LEAD
PEY	INVESCO EXCHANGE TRADED FD TR HIG YLD EQ DIV
PEZ	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT CSMR
PFAI	PINNACLE FOOD GROUP LTD SHS CL A
PFBC	PREFERRED BK LOS ANGELES CA COM NEW
PFD	FLAHERTY & CRUMRINE PFD INCOME COM

PFDE	RBB FUND TRUST PATHFINDER DISC
PFE	PFIZER INC COM
PFEB	Innovator U.S. Equity Power Buffer ETF - February
PFF	ISHARES TR PFD AND INCM SEC
PFFA	ETFIS SER TR I VIRTUS INFRCAP
PFFD	GLOBAL X FDS US PFD ETF
PFFL	UBS AG LONDON BRANCH ETRACS 2XM ETN
PFFR	ETFIS SER TR I INFRACP REIT PFD
PFFV	GLOBAL X FDS RATE PREFERRED
PFG	PRINCIPAL FINANCIAL GROUP INC COM
PFGC	PERFORMANCE FOOD GROUP CO COM
PFH	PRUDENTIAL FINL INC CAL NT 60
PFI	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT FINL
PFIG	INVESCO EXCHANGE-TRADED FD TR FNDMNTL IG CRP
PFIS	PEOPLES FINL SVCS CORP COM
PFIX	SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY INTERST
PFL	PIMCO INCOME STRATEGY FD COM
PFLA	PENNANTPARK FLOATING RATE CAP NT 31
PFLD	ETF SER SOLUTIONS AAM LW DUR PFD
PFLT	PENNANTPARK FLOATING RATE CAP COM
PFM	INVESCO EXCHANGE TRADED FD TR DIVID ACHIEVEV
PFN	PIMCO INCOME STRATEGY FD II COM
PFO	FLAHERTY & CRUMRINE PFD INCOME COM
PFOE	RBB FUND TRUST PATHFINDER FO
PFRL	PGIM ETF TR FLOATING RT INC
PFS	PROVIDENT FINL SVCS INC COM
PFSA	PROFUSA INC COM
PFSI	PENNYMAC FINL SVCS INC NEW COM
PFX	PHENIXFIN CORP COM
PFXF	VANECK ETF TRUST PREFERRED SECURT
PFXNZ	PHENIXFIN CORP CAL NT 28
PG	PROCTER & GAMBLE CO COM
PGAC	PANTAGES CAPITAL ACQUISITION C ORD SHS CL A
PGACR	PANTAGES CAPITAL ACQUISITION C RT EXP 111529

PGACU	PANTAGES CAPITAL ACQUISITION C UNITS EXP 111529
PGC	PEAPACK-GLADSTONE FINL CORP COM
PGEN	PRECIGEN INC COM
PGF	INVESCO EXCHANGE TRADED FD TR FINL PFD ETF
PGHY	INVESCO EXCHANGE-TRADED FD TR GLOBAL EX US HGH
PGJ	INVESCO EXCHANGE TRADED FD TR GLOBAL DRGN CN
PGNY	PROGYNY INC COM
PGP	PIMCO GLOBAL STOCKSPLS INCM FD COM
PGR	PROGRESSIVE CORP COM
PGRI	FRANKLIN TEMPLETON ETF TR PUTNAM INTERNATI
PGRO	PUTNAM ETF TRUST FOCSD LARCP GWT
PGX	INVESCO EXCHANGE-TRADED FD TR PFD ETF
PGY	PAGAYA TECHNOLOGIES LTD CL A NEW
PGYWW	PAGAYA TECHNOLOGIES LTD WT EXP
PGZ	PRINCIPAL REAL ESTATE INCOME SHS BEN INT
PH	PARKER-HANNIFIN CORP COM
PHAR	PHARMING GROUP NV SPON ADS
PHAT	PHATHOM PHARMACEUTICALS INC COM
PHDG	INVESCO ACTIVELY MANAGED EXCHA S&P500 DOWNSID
PHEQ	MORGAN STANLEY ETF TRUST PARAMETRIC HEDGE
PHG	KONINKLIJKE PHILIPS N V NY REGIS SHS NEW
PHGE	BIOMX INC COM NEW
PHI	PLDT INC SPONSORED ADR
PHIN	PHINIA INC COMMON STOCK
PHIO	PHIO PHARMACEUTICALS CORP COM NEW
PHK	PIMCO HIGH INCOME FD COM SHS
PHM	PULTE GROUP INC COM
PHO	INVESCO EXCHANGE TRADED FD TR WATER RES ETF
PHOE	PHOENIX ASIA HLDGS LTD ORD SHS
PHR	PHREESIA INC COM
PHUN	PHUNWARE INC COM NEW
PHVS	PHARVARIS N V COM
PHXE-	PHOENIX ENERGY ONE LLC 10 CUM RED SERA
PHYL	PGIM ETF TR ACTV HY BD ETF

PHYS	SPROTT ASSET MANAGEMENT LP PHYSICAL GOLD TR
PI	IMPINJ INC COM
PICB	INVESCO EXCHANGE-TRADED FD TR INTL CORP BD
PICK	iShares MSCI Global Metals & Mining Producers ETF
PICS	PICS NV COM CL A
PID	INVESCO EXCHANGE TRADED FD TR INTL DIVI ACHI
PIE	INVESCO EXCHANGE-TRADED FD TR DORSEY WRGT EMRG
PIEL	Pacer International Export Leaders ETF
PIEQ	Principal International Equity ETF
PIFI	ETF SER SOLUTIONS CLERSHS PITON IN
PII	POLARIS INC COM
PIII	P3 HEALTH PARTNERS INC COM CL A NEW
PIIIW	P3 HEALTH PARTNERS INC WT EXP 111926
PILL	DIREXION SHARES ETF TRUST DAIL PHA MED ETF
PIM	PUTNAM MASTER INTER INCOME TR SH BEN INT
PINC	PGIM Securitized Income ETF
PINE	ALPINE INCOME PPTY TR INC COM
PINE-A	ALPINE INCOME PPTY TR INC 8 PREF SR A CUM
PINK	SIMPLIFY EXCHANGE TRADED FUNDS HEALTH CARE ETF
PINS	PINTEREST INC CL A
PIO	INVESCO EXCHANGE-TRADED FD TR GLOBAL WATER
PIPE	Invesco SteelPath MLP & Energy Infrastructure ETF
PIPR	PIPER SANDLER COMPANIES COM NEW
PIT	VanEck Commodity Strategy ETF
PIZ	INVESCO EXCHANGE-TRADED FD TR DORSEY WRGT DVLP
PJAN	Innovator U.S. Equity Power Buffer ETF - January
PJBF	PGIM Jennison Better Future ETF
PJFG	PGIM ETF TR JENNISON FOC GWT
PJFM	PGIM Jennison Focused Mid-Cap ETF
PJFV	PGIM ETF TR JENNISON FOC VAL
PJIO	PGIM ETF TR JENNISON INT OPP
PJP	INVESCO EXCHANGE TRADED FD TR PHARMACEUTICALS
PJT	PJT PARTNERS INC COM CL A
PJUL	Innovator U.S. Equity Power Buffer ETF - July

PJUN	Innovator U.S. Equity Power Buffer ETF - June
PJUS	PGIM Jennison U.S. Core Equity ETF
PK	PARK HOTELS & RESORTS INC COM
PKB	INVESCO EXCHANGE TRADED FD TR BLDG CONSTR ETF
PKBK	PARKE BANCORP INC COM
PKE	PARK AEROSPACE CORP COM
PKG	PACKAGING CORP AMER COM
PKOH	PARK-OHIO HLDGS CORP COM
PKW	INVESCO EXCHANGE TRADED FD TR BUYBACK ACHIEV
PKX	POSCO HOLDINGS INC SPONSORED ADR
PL	PLANET LABS PBC COM CL A
PLA	GRANITESHARES ETF TR AUTOCALLA PLTR
PLAB	PHOTRONICS INC COM
PLAG	PLANET GREEN HLDGS CORP COM NEW
PLAY	DAVE & BUSTERS ENTMT INC COM
PLBC	PLUMAS BANCORP COM
PLBL	POLIBELI GROUP LTD CL A ORD SHS
PLBY	PLAYBOY INC COM
PLCE	CHILDRENS PL INC NEW COM
PLD	PROLOGIS INC. COM
PLG	PLATINUM GROUP METALS LTD COM
PLGI	PL Growth and Income ETF
PLGO	PELAGOS INS CAP LTD COM
PLMK	PLUM ACQUISITION CORP IV SHS CL A
PLMKU	PLUM ACQUISITION CORP IV UNIT EXP 081929
PLMKW	PLUM ACQUISITION CORP IV WT EXP 081929
PLMR	PALOMAR HLDGS INC COM
PLNT	PLANET FITNESS MASTER ISSUER L CL A
PLOO	Leverage Shares 2x Capped Accelerated PLTR Monthly ETF
PLOW	DOUGLAS DYNAMICS INC COM
PLPC	PREFORMED LINE PRODS CO COM
PLRX	PLIANT THERAPEUTICS INC COM
PLRZ	POLYRIZON LTD ORD SHS
PLSE	PULSE BIOSCIENCES INC COM

PLSM	PULSENMORE LTD ORD SHS
PLTA	PROSHARES TR ULTRA PLTR ETF
PLTD	DIREXION SHARES ETF TRUST DAILY PLTR BR1X
PLTG	THEMES ETF TR LEVERAGE SHS 2X
PLTK	PLAYTIKA HLDG CORP COM
PLTM	GRANITESHARES PLATINUM TR SHS BEN INT
PLTR	PALANTIR TECHNOLOGIES INC CL A
PLTS	PLATINUM ANALYTICS CAYMAN LTD CLASS A ORDI SHS
PLTU	DIREXION SHARES ETF TRUST DLY PLTR BULL 2X
PLTW	Roundhill PLTR WeeklyPay ETF
PLTY	TIDAL TRUST II YIELD PLTR ETF
PLTZ	TIDAL TRUST II DEFIANCE DAILY
PLU	Defiance Daily Target 2x Long PL ETF
PLUG	PLUG PWR INC COM NEW
PLUL	THEMES ETF TR LEVERAGE SHARE
PLUN=	PLUTONIAN ACQUISITION CORP II UNITS
PLUR	PLURI INC COM NEW
PLUS	EPLUS INC COM
PLUT	PLUTUS FINL GROUP LTD SHS
PLX	PROTALIX BIOTHERAPEUTICS INC COM
PLXS	PLEXUS CORP COM
PLYX	POLARYX THERAPEUTICS INC COM SHS
PLYY	GRANITESHARES ETF TR YIELDBOOST PLTR
PM	PHILIP MORRIS INTL INC COM
PMAP	PGIM S&P 500 Max Buffer ETF - April
PMAR	Innovator U.S. Equity Power Buffer ETF - March
PMAU	PGIM S&P 500 Max Buffer ETF - August
PMAX	POWELL MAX LIMITED CL A ORD SHS
PMAY	Innovator U.S. Equity Power Buffer ETF - May
PMBS	PIMCO ETF TR MTG BKD SECS ACT
PMCB	PHARMACYTE BIOTECH INC COM NEW
PMDE	PGIM S&P 500 Max Buffer ETF - December
PMEC	PRIMECH HOLDINGS LTD. SHS
PMFB	PGIM S&P 500 Max Buffer ETF - February

PMI	PICARD MEDICAL INC COM SHS
PMIO	PGIM ETF TR MUN INCO OPP ETF
PMJA	PGIM S&P 500 Max Buffer ETF - January
PMJL	PGIM S&P 500 Max Buffer ETF - July
PMJN	PGIM S&P 500 Max Buffer ETF - June
PML	PIMCO MUN INCOME FD II COM
PMM	PUTNAM MANAGED MUN INCOME TR COM
PMMF	BLACKROCK ETF TRUST ISHA PR MONE ETF
PMMR	PGIM S&P 500 Max Buffer ETF - March
PMMY	PGIM S&P 500 Max Buffer ETF - May
PMN	PROMIS NEUROSCIENCES INC COM SHS
PMNT	PERFECT MOMENT LTD COM SHS
PMNV	PGIM S&P 500 Max Buffer ETF - November
PMO	PUTNAM MUN OPPORTUNITIES TR SH BEN INT
PMOC	PGIM S&P 500 Max Buffer ETF - October
PMSE	PGIM S&P 500 Max Buffer ETF - September
PMT	PENNYMAC MTG INVT TR COM
PMT-A	PENNYMAC MTG INVT TR PFD SER A
PMT-B	PENNYMAC MTG INVT TR CUM RED PFD B
PMT-C	PENNYMAC MTG INVT TR 6.75% RED PFD C
PMTR	PERIMETER ACQUISITION CORP I COM CL A
PMTRU	PERIMETER ACQUISITION CORP I UNIT EX 051330
PMTRW	PERIMETER ACQUISITION CORP I WT EXP 051330
PMTS	CPI CARD GROUP INC COM NEW
PMTU	PENNYMAC MTG INVT TR NT 8.5% 28
PMTV	PENNYMAC MTG INVT TR NT 30
PMTW	PENNYMAC MTG INVT TR CAL NT 30
PMVP	PMV PHARMACEUTICALS INC COM
PN	SKYCORP SOLAR GROUP LTD CL A ORD SHS
PNBK	PATRIOT NATL BANCORP INC COM NEW
PNC	PNC FINL SVCS GROUP INC COM
PNFP	PINNACLE FINL PARTNERS INC COM
PNFP-A	PINNACLE FINL PARTNERS INC FIXED TO FLTG RA
PNFP-B	PINNACLE FINL PARTNERS INC FIXED RATE RESET

PNFP-C	PINNACLE FINL PARTNERS INC 6.75 DP RP PFD C
PNI	PIMCO NEW YORK MUN FD II COM
PNNT	PENNANTPARK INVT CORP COM
PNOV	Innovator U.S. Equity Power Buffer ETF - November
PNQI	INVESCO EXCHANGE TRADED FD TR NASDAQ INTERNT
PNR	PENTAIR PLC SHS
PNRG	PRIMEENERGY RESOURCES CORP COM
PNTG	PENNANT GROUP INC COM
PNW	PINNACLE WEST CAP CORP COM
POAS	PHAOS TECHNOLOGY HLDGS (CAYMAN ORD SHS CL A
POCI	PRECISION OPTICS CORP INC MASS COM NEW
POCT	Innovator U.S. Equity Power Buffer ETF - October
PODC	PODCASTONE INC COM
PODD	INSULET CORP COM
POEL	Defiance Daily Target 2X Long POET ETF
POET	POET TECHNOLOGIES INC COM NEW
POLA	POLAR PWR INC. COM NEW
POLE	ANDRETTI ACQUISITION CORP II ORD SHS CL A
POLEU	ANDRETTI ACQUISITION CORP II UNIT
POLEW	ANDRETTI ACQUISITION CORP II WT EXP 060131
POM	POMDOCTOR LTD SPONSORED ADS
PONO	PONO CAP FOUR INC CL A ORD SHS
PONOR	PONO CAP FOUR INC RT EXP 022031
PONOU	PONO CAP FOUR INC UNIT EXP 031131
PONX	Tradr 2X Long PONY Daily ETF
PONY	PONY AI INC SPONSORED ADS
POOL	POOL CORP COM
POR	PORTLAND GEN ELEC CO COM NEW
POST	POST HLDGS INC COM
POW	TIDAL TRUST III VISTASHARES ELEC
POWA	INVESCO EXCH TRD SLF IDX FD TR BLOO PRI PWR ETF
POWI	POWER INTEGRATIONS INC COM
POWL	POWELL INDS INC COM
POWR	ISHARES INC US PWR INFRA ETF

POWW	OUTDOOR HOLDING CO COM
POWWP	OUTDOOR HOLDING CO 8.75% PFD SER A
PPA	INVESCO EXCHANGE TRADED FD TR AEROSPACE DEFN
PPBT	PURPLE BIOTECH LTD SPONSORED ADS
PPC	PILGRIMS PRIDE CORP COM
PPCB	PROPANC BIOPHARMA INC COM NEW
PPG	PPG INDS INC COM
PPH	VANECK ETF TRUST PHARMACEUTCL ETF
PPHC	PUBLIC POL HLDG CO INC ORD SHS
PPI	INVESTMENT MANAGERS SER TR II ASTORIA REAL
PPIH	PERMA-PIPE INTL HLDGS INC COM
PPL	PPL CORP COM
PPLC	PPL CORP UNIT 02/15/29
PPLI	PEOPLE INC COM NEW
PPLT	ABRDN PLATINUM ETF TRUST PHYSCL PLATM SHS
PPSI	PIONEER PWR SOLUTIONS INC COM NEW
PPT	PUTNAM PREMIER INCOME TR SH BEN INT
PPTA	PERPETUA RESOURCES CORP COM
PPTY	ETF SER SOLUTIONS US DIVERSIFIED
PQAP	PGIM ROCK ETF TR NASD 100 BU APRI
PQDI	PRINCIPAL EXCHANGE TRADED FDS SPECTRUM PREFERR
PQJA	PGIM ROCK ETF TR NASD 100 BU JANU
PQJL	PGIM ROCK ETF TR NASD 100 12 JULY
PQNT	2023 ETF SERIES TRUST PICTET AI ENHANC
PQOC	PGIM ROCK ETF TR NASD 100 BU OCTO
PQUS	2023 ETF SERIES TRUST PICT ENHA US ETF
PR	PERMIAN RESOURCES CORP CLASS A COM
PRA	PROASSURANCE CORP COM
PRAA	PRA GROUP INC COM
PRAB	SSGA ACTIVE TR STATE STREET IG
PRAE	NORTHERN LTS FD TR III PLANROCK ALT GRO
PRAX	PRAXIS PRECISION MEDICINES INC COM NEW
PRAY	FIS TR CHRISTIAN STK FD
PRCH	PORCH GROUP INC COM

PRCS	PARNASSUS INCOME FDS CORE SELECT ETF
PRCT	PROCEPT BIOROBOTICS CORP COM
PRDO	PERDOCEO ED CORP COM
PRE	PRENETICS GLOBAL LTD SHS NEW
PREF	PRINCIPAL EXCHANGE TRADED FDS SPECTRUM PFD
PRENW	PRENETICS GLOBAL LTD WT EXP 051827
PRF	INVESCO EXCHANGE TRADED FD TR RAFI US 1000 ETF
PRFD	PIMCO ETF TR PREFERRED AND CP
PRFX	PRF TECHNOLOGIES LTD SHS NEW
PRFZ	INVESCO EXCHANGE TRADED FD TR RAFI US 1500
PRG	PROG HOLDINGS INC COM NPV
PRGO	PERRIGO CO PLC SHS
PRGS	PROGRESS SOFTWARE CORP COM
PRH	PRUDENTIAL FINL INC CAL NT 62
PRHI	PRESURANCE HOLDINGS INC COM NEW
PRHIZ	PRESURANCE HOLDINGS INC NT 9.75% 28
PRI	PRIMERICA INC COM
PRIF-D	PRIORITY INCOME FD INC 7% PFD SER D 29
PRIF-K	PRIORITY INCOME FD INC 7% CUM PFD SR K
PRIF-L	PRIORITY INCOME FD INC 6.375 PFD SER L
PRIM	PRIMORIS SVCS CORP COM
PRIV	SSGA ACTIVE TR STATE STREET IG
PRIZ	ZACKS TRUST PREFERRED INCOME
PRK	PARK NATL CORP COM
PRKS	UNITED PARKS & RESORTS INC COM
PRLB	PROTO LABS INC COM
PRLD	PRELUDE THERAPEUTICS INC COM
PRM	PERIMETER SOLUTIONS INC COMMON STOCK
PRMB	PRIMO BRANDS CORPORATION CLASS A COM SHS
PRME	PRIME MEDICINE INC COM
PRMR	NORTHERN LTS FD TR II PEAKSHARES RMR
PRN	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT INDS
PRNT	The 3D Printing ETF
PROF	PROFOUND MED CORP COM NEW

PROK	PROKIDNEY CORP SHS CL A
PROP	PRAIRIE OPER CO COM
PROV	PROVIDENT FINL HLDGS INC COM
PRPL	PURPLE INNOVATION INC COM
PRPO	PRECIPIO INC COM
PRQR	PROQR THRAPEUTICS N V SHS EURO
PRS	PRUDENTIAL FINL INC 5.625% JR SB NT
PRSD	SSGA ACTIVE TR ST ST SH DU ETF
PRSO	PERASO INC COM NEW
PRSU	PURSUIT ATTRACTIONS AND HOSPIT COM
PRT	PERMROCK ROYALTY TRUST TR UNIT
PRTA	PROTHENA CORP PLC SHS
PRTH	PRIORITY TECHNOLOGY HLDGS INC COM
PRTO	TIDAL TRUST III RCN PA ST AL ETF
PRTS	CARPARTS COM INC COM
PRU	PRUDENTIAL FINL INC COM
PRVA	PRIVIA HEALTH GROUP INC COM
PRVS	PARNASSUS INCOME FDS VALUE SELECT ETF
PRXG	PRAXIS FDS IMPACT LARGE CAP
PRXV	PRAXIS FDS IMPA LA VALU ETF
PRZO	PARAZERO TECHNOLOGIES LTD SHS
PS	PERSHING SQUARE INC COMMON STOCK
PSA	PUBLIC STORAGE COM
PSA-F	PUBLIC STORAGE PFD SHS F 5.15%
PSA-G	PUBLIC STORAGE 5.05% CUM PFD G
PSA-H	PUBLIC STORAGE 5.60 DEPSHS RP H
PSAI	Pacer S&P 500 3AI Top 100 ETF
PSA-I	PUBLIC STORAGE 4.875% DP SH PFD
PSA-J	PUBLIC STORAGE 4.7% DP SH PF J
PSA-K	PUBLIC STORAGE 4.75 DP PFD SH K
PSA-L	PUBLIC STORAGE 4.625 DEP PFD L
PSA-M	PUBLIC STORAGE 4.125 DP SH PF M
PSA-N	PUBLIC STORAGE 3.875% DEP PFD N
PSA-O	PUBLIC STORAGE 3.900% DEP PFD O

PSA-P	PUBLIC STORAGE 4% DEP SHS PFD P
PSA-Q	PUBLIC STORAGE 3.950% DEP PFD Q
PSA-R	PUBLIC STORAGE 4% DEP PFD SHS R
PSA-S	PUBLIC STORAGE 4.100% DP PFD S
PSBD	PALMER SQUARE CAPITAL BDC INC COM SHS
PSC	PRINCIPAL EXCHANGE TRADED FDS PRIN U S SMALL
PSCC	INVESCO EXCHANGE-TRADED FD TR S&P SMLCP STAP
PSCD	INVESCO EXCHANGE-TRADED FD TR S&P SMLCP DISC
PSCE	INVESCO EXCHANGE-TRADED FD TR S&P SM EN ET NEW
PSCF	INVESCO EXCHANGE-TRADED FD TR S&P SMLCP FINL
PSCH	INVESCO EXCHANGE-TRADED FD TR S&P SMLCP HELT
PSCI	INVESCO EXCHANGE-TRADED FD TR S&P SMLCP INDL
PSCJ	Pacer Swan SOS Conservative (July) ETF
PSCM	INVESCO EXCHANGE-TRADED FD TR S&P SMLCP MATL
PSCQ	Pacer Swan SOS Conservative (October) ETF
PSCT	INVESCO EXCHANGE-TRADED FD TR S&P SMLCP INFO
PSCU	INVESCO EXCHANGE-TRADED FD TR S&P SMLCP UTIL
PSCW	Pacer Swan SOS Conservative (April) ETF
PSCX	Pacer Swan SOS Conservative (January) ETF
PSDM	PGIM Short Duration Multi-Sector Bond ETF
PSEC	PROSPECT CAP CORP COM
PSEC-A	PROSPECT CAP CORP 5.35% CUM PFD A
PSEP	Innovator U.S. Equity Power Buffer ETF - September
PSET	PRINCIPAL EXCHANGE TRADED FDS QUALITY ETF
PSF	COHEN & STEERS SELECT PFD & IN COM
PSFD	Pacer Swan SOS Flex (January) ETF
PSFE	PAYSAFE LIMITED SHS
PSFF	Pacer Swan SOS Fund of Funds ETF
PSFJ	Pacer Swan SOS Flex (July) ETF
PSFM	Pacer Swan SOS Flex (April) ETF
PSFO	Pacer Swan SOS Flex (October) ETF
PSH	PGIM Short Duration High Yield ETF
PSHG	PERFORMANCE SHIPPING INC COMMON SHARES
PSI	INVESCO EXCHANGE TRADED FD TR SEMICONDUCTORS

PSIG	PS INTL GROUP LTD ORD SHS NEW
PSIL	ADVISORSHARES TR PSYCHEDELICS ETF
PSIX	POWER SOLUTIONS INTL INC COM NEW
PSK	SPDR SERIES TRUST ST STR PFD ETF
PSKY	PARAMOUNT SKYDANCE CORP COM CL B
PSL	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT CSMR
PSLV	SPROTT ASSET MANAGEMENT LP PHYSICAL SILVER
PSMD	Pacer Swan SOS Moderate (January) ETF
PSMJ	Pacer Swan SOS Moderate (July) ETF
PSMO	Pacer Swan SOS Moderate (October) ETF
PSMR	Pacer Swan SOS Moderate (April) ETF
PSMT	PRICESMART INC COM
PSN	PARSONS CORP DEL COM
PSNL	PERSONALIS INC COM
PSNY	POLESTAR AUTOMOTIVE HLDG UK PL SPONSORED ADS
PSNYW	POLESTAR AUTOMOTIVE HLDG UK PL ADS CL C-1
PSO	PEARSON PLC SPONSORED ADR
PSP	INVESCO EXCHANGE TRADED FD TR GBL LISTED PVT
PSQ	PROSHARES TR SHORT QQQ
PSQA	PALMER SQUARE FUNDS TR CLO SR DEBT ETF
PSQH	PSQ HOLDINGS INC CL A
PSQH+	PSQ HOLDINGS INC WT EXP 071928
PSQO	PALMER SQUARE FUNDS TR CR OPPOR ETF
PSR	INVESCO ACTIVELY MANAGED EXCHA ACTIVE US REAL
PST	PROSHARES TR PSHS ULSHT 7-10Y
PSTL	POSTAL REALTY TRUST INC CL A
PSTP	INNOVATOR ETFS TRUST POWER BUFFER SET
PSTR	NORTHERN LTS FD TR II PEAK SECT RO ETF
PSTV	PLUS THERAPEUTICS INC COM NEW
PSUS	PERSHING SQUARE USA LTD COM SHS
PSWD	DBX ETF TR XTRACKERS CYBER
PSX	PHILLIPS 66 COM
PTA	COHEN & STEERS TAX ADVAN PFD S COM
PTACU	PATRIOT ACQUISITION CORP UNIT EXP 051131

PTBD	PACER FDS TR TRENDPILOT US BD
PTC	PTC INC COM
PTCT	PTC THERAPEUTICS INC COM
PTEN	PATTERSON-UTI ENERGY INC COM
PTEU	Pacer TrendpilotTM European Index ETF
PTF	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT TECH
PTGX	PROTAGONIST THERAPEUTICS INC COM
PTH	INVESCO EXCHANGE TRADED FD TR DORS WR HEAL ETF
PTHS	PELTHOS THERAPEUTICS INC COM SHS
PTIN	PACER FDS TR TRENDPILOT INTL
PTIR	GRANITESHARES ETF TR 2X LONG PLTR
PTL	NORTHERN LTS FD TR IV INSPIRE 500 ETF
PTLC	Pacer Trendpilot US Large Cap ETF
PTLE	PTL LTD COM CL A
PTLO	PORTILLOS INC COM CL A
PTMC	Pacer Trendpilot US Mid Cap ETF
PTN	PALATIN TECHNOLOGIES INC COM NEW
PTNM	PITANIUM LTD CL A ORD SHS
PTNQ	PACER FDS TR TRENDPILOT 100
PTNT	Corgi IP Licensing & Royalties ETF
PTON	PELOTON INTERACTIVE INC CL A COM
PTOR	PRAETORIAN ACQUISITION CORP ORD SHS CL A
PTORU	PRAETORIAN ACQUISITION CORP UNIT EXP 011631
PTORW	PRAETORIAN ACQUISITION CORP WT EXP 011631
PTRB	PGIM ETF TR TOTA RETU BD ETF
PTRN	PATTERN GROUP INC COM SER A
PTY	PIMCO CORPORATE & INCOME OPPOR COM
PUBM	PUBMATIC INC COM CL A
PUI	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT UTIL
PUK	PRUDENTIAL PLC ADR
PULM	PULMATRIX INC COM
PULS	PGIM ETF TR PGIM ULTRA SH BD
PUMP	PROPETRO HLDG CORP COM
PURR	HYPERLIQUID STRATEGIES INC COM

PUSA	AUREUS GREENWAY HLDGS INC COM
PUSH	PGIM ETF TR ULTR SHO MUN ETF
PVAL	PUTNAM ETF TRUST FOCUSED LAR CAP
PVEX	TrueShares ConVequity ETF
PVH	PVH CORPORATION COM
PVI	INVESCO EXCHANGE-TRADED FD TR FLOAT RATE ETF
PVL	PERMIANVILLE RTY TR TR UNIT
PVLA	PALVELLA THERAPEUTICS INC NEW COM
PW	POWER REIT COM NEW
PW-A	POWER REIT PFD SER A 7.75%
PWB	INVESCO EXCHANGE TRADED FD TR LARG CAP GRO ETF
PWER	NOMURA ETF TR ENERGY TRANSITIO
PWP	PERELLA WEINBERG PARTNERS CLASS A COM
PWR	QUANTA SVCS INC COM
PWRD	TCW ETF TRUST TRANS SYSTE ETF
PWRL	POWERLAW CORP COM
PWS	Pacer WealthShield ETF
PWV	INVESCO EXCHANGE TRADED FD TR LARGE CAP VALUE
PWZ	INVESCO EXCHANGE-TRADED FD TR CALIF AMT MUN
PXE	INVESCO EXCHANGE TRADED FD TR ENERG EXPL ETF
PXED	PHOENIX ED PARTNERS INC COM
PXF	INVESCO EXCHANGE-TRADED FD TR RAFI DVLPD MRKTS
PXH	INVESCO EXCHANGE-TRADED FD TR RAFI EMRGNG MRKT
PXI	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT ENRG
PXJ	INVESCO EXCHANGE TRADED FD TR OIL & GAS SERVIC
PXLW	PIXELWORKS INC COM
PXS	PYXIS TANKERS INC COM NEW
PY	PRINCIPAL EXCHANGE TRADED FDS PRNCPL VLU ETF
PYLD	PIMCO ETF TR MULTISECTOR BD
PYPD	POLYPID LTD COM
PYPG	THEMES ETF TR LEVERAGE SHS 2X
PYPL	PAYPAL HLDGS INC COM
PYPU	DIREXION SHARES ETF TRUST DAILY PYPL BULL
PYPY	TIDAL TRUST II YIEL PYPL OPT IN

PYT	PPLUS TR GSC 2 CT FL RT
PYXS	PYXIS ONCOLOGY INC COMMON STOCK
PYZ	INVESCO EXCHANGE TRADED FD TR DORSEY WRGT BASC
PZA	INVESCO EXCHANGE-TRADED FD TR NATL AMT MUNI
PZG	PARAMOUNT GOLD NEV CORP COM
PZIV	ADVISORS SER TR PZEN INTL VA ETF
PZLV	ADVISORS SER TR PZEN U.S CAP ETF
PZT	INVESCO EXCHANGE-TRADED FD TR NY AMT FRE MUN
PZZA	PAPA JOHNS INTL INC COM
Q	QNITY ELECTRONICS INC COMMON STOCK
QABA	FIRST TR EXCHANGE-TRADED FD UT COM SHS ETF
QADR	QDRO ACQUISITION CORP ORD SHS CL A
QADRU	QDRO ACQUISITION CORP UNIT EXP 012831
QADRW	QDRO ACQUISITION CORP WT EXP 032731
QAI	NEW YORK LIFE INVESTMENTS ETF HEDGE MULTI STRA
QALT	SEI EXCHANGE TRADED FUNDS DBI MULTI-STRGY
QARP	DBX ETF TR XTRCKR RUSL 1000
QAT	ISHARES TR MSCI QATAR ETF
QB	PROSHARES TR NASDAQ-100 DYNAM
QBER	TrueShares Quarterly Bear Hedge ETF
QBF	Innovator Uncapped Bitcoin 20 Floor ETF - Quarterly
QBIF	AllianzIM International Equity Buffer15 ETF
QBIG	INVESCO ACTIVELY MANAGED EXCHA INVESCO TOP QQQ
QBIV	AllianzIM International Equity Buffer5 ETF
QBKF	AllianzIM U.S. Small Cap Buffer15 ETF
QBKV	AllianzIM U.S. Small Cap Buffer5 ETF
QBQF	AllianzIM Growth-100 Buffer15 ETF
QBQV	AllianzIM Growth-100 Buffer5 ETF
QBSF	AllianzIM U.S. Equity Buffer15 ETF
QBSV	AllianzIM U.S Equity Buffer5 ETF
QBTS	D-WAVE QUANTUM INC COM
QBTX	Tradr 2X Long QBTS Daily ETF
QBTZ	TIDAL TRUST II DEFI DA QBTS ETF
QBUF	INNOVATOR ETFS TRUST NASD 100 10 BUFF

QBUL	TrueShares Quarterly Bull Hedge ETF
QBY	GRANITESHARES ETF TR YIELDBOOST QBTS
QCAP	FT Vest Nasdaq-100 Conservative Buffer ETF - April
QCJA	FT Vest Nasdaq-100 Conservative Buffer ETF - January
QCJL	FT Vest Nasdaq-100 Conservative Buffer ETF - July
QCLN	FIRST TR EXCHANGE-TRADED FD NAS CLNEDG GREEN
QCLR	GLOBAL X FDS NASDAQ 100 COLA
QCLS	Q/C TECHNOLOGIES INC COM
QCMD	DIREXION SHARES ETF TRUST DAILY QCOM BEAR
QCML	GRANITESHARES ETF TR 2X LONG QCOM ETF
QCMU	DIREXION SHARES ETF TRUST DAILY QCOM BULL
QCOC	FT Vest Nasdaq-100 Conservative Buffer ETF - October
QCOM	QUALCOMM INC COM
QCRH	QCR HLDGS INC COM
QDEC	FT Vest Nasdaq-100 Buffer ETF - December
QDEF	FLEXSHARES TR QLT DIV DEF IDX
QDEL	QUIDELORTHO CORP COM
QDF	FLEXSHARES TR QUALT DIVD IDX
QDIV	GLOBAL X FDS S&P 500 QLT ETF
QDPL	PACER FDS TR METAURUS CAP 400
QDTE	Roundhill Innovation-100 0DTE Covered Call Strategy ETF
QDTY	TIDAL TRUST II YIELDMAX NASDAQ
QDVO	AMPLIFY ETF TR CWP GRO INC ETF
QEFA	SPDR INDEX SHS FDS ST STR MSCI EAFE
QEMM	SPDR INDEX SHS FDS ST STR MSCI EM
QETA	QUETTA ACQUISITION CORP COM
QETAR	QUETTA ACQUISITION CORP RT EXP
QETAU	QUETTA ACQUISITION CORP UNIT
QETH	Invesco Galaxy Ethereum ETF
QEW	INVESCO EXCHANGE-TRADED FD TR QQQ EQU WEI ETF
QFHD	Pacer S&P 500 Quality FCF High Dividend ETF
QFIN	QFIN HOLDINGS INC AMERICAN DEP
QFLR	INNOVATOR ETFS TRUST NASDAQ 100 MANA
QFRD	Pacer S&P 500 Quality FCF R&D Leaders

QGEN	QIAGEN NV ORD SHARES
QGRD	HORIZON FDS NASDAQ-100 DEF
QGRO	AMERICAN CENTY ETF TR US QUALITY GROW
QGRW	WISDOMTREE TR US QUALITY GROW
QH	QUHUO LTD SPONSORED ADS
QHDG	INNOVATOR ETFS TRUST HEDGED NASDAQ
QHY	WisdomTree U.S. High Yield Corporate Bond Fund
QID	PROSHARES TR ULTRASHORT QQQ
QIDX	SPINNAKER ETF SERIES INDEXPERTS QUALI
QIG	WisdomTree U.S. Corporate Bond Fund
QINT	AMERICAN CENTY ETF TR QUALITY DIVRSFED
QIS	SIMPLIFY EXCHANGE TRADED FUNDS MULTI QIS ALTERN
QJN	Corgi Growth & Technology 10% Structured Buffer ETF - June Series
QJUN	FT Vest Nasdaq-100 Buffer ETF - June
QLC	FlexShares US Quality Large Cap Index Fund
QLD	PROSHARES TR PSHS ULTRA QQQ
QLDY	TIDAL TRUST II DEFIANCE NASDAQ
QLEP=	QUANTUM LEAP ACQUISITION CORP UNIT
QLTA	ISHARES TR A RATE CP BD ETF
QLTI	GMO ETF TRUST INTL QUALITY ETF
QLTY	GMO ETF TRUST US QUALITY ETF
QLV	FLEXSHARES TR US QT LW VLTY
QLVD	FLEXSHARES TR DEV MRK EX LOW
QLVE	FLEXSHARES TR EMRG MKT QT LW
QLYS	QUALYS INC COM
QMAG	FT Vest Nasdaq-100 Moderate Buffer ETF - August
QMAR	FT Vest Nasdaq-100 Buffer ETF - March
QMCO	QUANTUM CORP COM
QMFE	FT Vest Nasdaq-100 Moderate Buffer ETF - February
QMID	WISDOMTREE TR US MIDCAP QUALIT
QMMM	QMMM HOLDINGS LTD COM SHS CL A
QMMY	FT Vest Nasdaq-100 Moderate Buffer ETF - May
QMNV	FT Vest Nasdaq-100 Moderate Buffer ETF - November
QMOM	EA SERIES TRUST US QUAN MOMENTUM

QMY	Corgi Growth & Technology 10% Structured Buffer ETF - May Series
QNC	QUANTUM EMOTION CORP COM
QNCX	QUINCE THERAPEUTICS INC COM
QNRX	QUOIN PHARMACEUTICALS LTD SPONSORED ADS
QNST	QUINSTREET INC COM
QNT	QUANTINUUM INC CL A COM
QNTM	QUANTUM BIOPHARMA LTD CL B SUB VTG SHS
QNXT	ISHARES TR NASDAQ-100 EX
QOWZ	INVESCO EXCHANGE-TRADED FD TR NASD FR CASH ETF
QPUX	TIDAL TRUST II DEFI 2X QUAN ETF
QPX	ADVISORSHARES TR Q DYNAMIC GROWTH
QQA	INVESCO ACTIVELY MANAGED EXCHA QQQ INC ADV ETF
QQDN	PROSHARES TR ULTRASHORT QQQ
QQEW	FIRST TR EXCHANGE-TRADED FD NASDAQ-100 SEL
QQH	NORTHERN LTS FD TR III HCM DEFND 100
QQHG	INVESCO ACTIVELY MANAGED EXCHA QQQ HEDGD ADVANT
QQJN	Corgi Growth & Technology 15% Structured Buffer ETF - June Series
QQLV	INVESCO EXCHANGE-TRADED FD TR INVESCO QQQ LOW
QQMG	INVESCO EXCHANGE-TRADED FD TR ESG NASDAQ 100
QQMY	Corgi Growth & Technology 15% Structured Buffer ETF - May Series
QQQ	INVESCO QQQ TR UNIT SER 1
QQQA	PROSHARES TR NASDAQ100 DORSEY
QQQD	DIREXION SHARES ETF TRUST DAIL MA 7 1X ETF
QQQE	DIREXION SHARES ETF TRUST NASDAQ 100 EQ WT
QQQG	PACER FDS TR NASDA 100 50 ETF
QQQH	NEOS ETF TRUST NASDAQ 100 HDGD
QQQI	NEOS ETF TRUST NASDAQ 100 HIGH
QQQJ	INVESCO EXCHANGE-TRADED FD TR NASDAQNXTGEN100
QQQM	INVESCO EXCHANGE-TRADED FD TR NASDAQ 100 ETF
QQQP	INVESTMENT MANAGERS SER TR II TRAD 2X 100 QUAR
QQQS	INVESCO EXCHANGE-TRADED FD TR NASDAQ FT GEN200
QQQT	TIDAL TRUST II DEFIANCE NASDAQ
QQQU	DIREXION SHARES ETF TRUST DAIL MA 7 2X ETF
QQQX	NUVEEN NASDAQ 100 DYNAMIC OVER COM SHS

QQQY	TIDAL TRUST II DEFIANCE NASDAQ
QQUP	PROSHARES TR ULTRA QQQ MEGA
QQWZ	PACER FDS TR PACER CASH COWZ
QQXL	PROSHARES TR ULTRA QQQ TOP 30
QQXT	FIRST TR EXCHANGE-TRADED FD NASDAQ 100 EX
QRED	QUASAREDGE ACQUISITION CORP ORD SHS
QRED^	QUASAREDGE ACQUISITION CORP RT EXP 041527
QRED=	QUASAREDGE ACQUISITION CORP UNIT
QRFT	EXCHANGE LISTED FDS TR QRAFT AI ENHCD
QRHC	QUEST RESOURCE HLDG CORP COM NEW
QRMI	GLOBAL X FDS NASDAQ 100 RIS
QRVO	QORVO INC COM
QS	QUANTUMSCAPE CORP COM CL A
QSEA	QUARTZSEA ACQUISITION CORP ORD SHS
QSEAR	QUARTZSEA ACQUISITION CORP RT EXP 021830
QSEAU	QUARTZSEA ACQUISITION CORP UNIT EXP 021830
QSI	QUANTUM SI INC COM CL A
QSIG	WisdomTree U.S. Short Term Corporate Bond Fund
QSIX	PACER FDS TR METAURUS NASDAQ
QSML	WISDOMTREE TR US SMAL QU GR FD
QSOL	Invesco Galaxy Solana ETF
QSPT	FT Vest Nasdaq-100 Buffer ETF - September
QSR	RESTAURANT BRANDS INTL INC COM
QSU	TIDAL TRUST II DEFI DAIL QS ETF
QTAC	Q3 All-Season Tactical Advantage ETF
QTAP	Innovator Growth Accelerated Plus ETF - April
QTEC	FIRST TR EXCHANGE-TRADED FD SHS
QTEX	QTREX QUANTUM LTD SHS
QTEXW	QTREX QUANTUM LTD WT EXP 071626
QTI	QT IMAGING HLDGS INC COM
QTJA	Innovator Growth Accelerated Plus ETF - January
QTJL	Innovator Growth Accelerated Plus ETF - July
QTOC	Innovator Growth Accelerated Plus ETF - October
QTOP	ISHARES TR NASDAQ TOP 30

QTPI	EXCHANGE PLACE ADVISORS TRUST NORT SQU RCI ETF
QTR	GLOBAL X FDS NASDAQ 100 TAI
QTRX	QUANTERIX CORP COM
QTTB	Q32 BIO INC COM
QTUM	ETF SER SOLUTIONS DEFIA QUANT ETF
QTUP	Defiance Long Pure Quantum ETF
QTWO	Q2 HLDGS INC COM
QUAD	QUAD / GRAPHICS INC COM CL A
QUAL	iShares MSCI USA Quality Factor ETF
QUBT	QUANTUM COMPUTING INC COM
QUBX	Tradr 2X Long QUBT Daily ETF
QUCY	QUANTUM CYBER NV SHS NEW
QUIK	QUICKLOGIC CORP COM NEW
QUIZ	ZACKS TRUST QUALITY INTL ETF
QULL	UBS AG LONDON BRANCH NT LKD 51
QUMS	QUANTUMSPHERE ACQUISITION CO ORD SHS
QUMSR	QUANTUMSPHERE ACQUISITION CO RT EXP 080630
QUMSU	QUANTUMSPHERE ACQUISITION CO UNIT EXP 073030
QURE	UNIQURE NV SHS
QUS	SPDR SERIES TRUST ST STR MSCI USAQ
QUSA	TIDAL TRUST III VISTASHARES TRGT
QVAL	EA SERIES TRUST US QUAN VALUE
QVML	INVESCO EXCHANGE-TRADED FD TR 500 QVM MULTI
QVMM	INVESCO EXCHANGE-TRADED FD TR S&P MIDCAP 400
QVMS	INVESCO EXCHANGE-TRADED FD TR S&P SMAL 600 ETF
QVMT	INVESCO EXCHANGE-TRADED FD TR S&P 500 CONC ETF
QVOL	SERIES PORTFOLIOS TR INFRASTRUCTURE
QVOY	Q3 All-Season Active Rotation ETF
QWLD	SPDR INDEX SHS FDS ST STR MSCI WLD
QXL	QUANTUM X LABS INC COM
QXO	QXO INC COM NEW
QXO-B	QXO INC 5.50 DEP PFD
QXQ	RBB FD INC SGI ENH NASD ETF
QYLD	GLOBAL X FDS NASDAQ 100 COVER

QYLG	GLOBAL X FDS NASDQ 100 CVRDGW
R	RYDER SYS INC COM
RA	BROOKFIELD REAL ASSETS INCOME SHS BEN INT
RAA	ETF OPPORTUNITIES TRUST SMI REAL ETF
RAAA	ADVISOR MANAGED PORTFOLIOS RECK YIE AAA ETF
RAAQ	REAL ASSET ACQUISITION CORP SHS CL A
RAAQU	REAL ASSET ACQUISITION CORP UNIT EXP 042430
RAAQW	REAL ASSET ACQUISITION CORP WT EXP 042430
RAAR	ADVISOR MANAGED PORTFOLIOS RECKONER YIELD
RAAX	VANECK ETF TRUST REAL ASSETS ETF
RAAY	ADVISOR MANAGED PORTFOLIOS RECKONER YIELD
RAC	RITHM ACQUISITION CORP CL A
RAC+	RITHM ACQUISITION CORP WT EXP
RAC=	RITHM ACQUISITION CORP UNIT
RACC	RESEARCH ALLIANCE CORP III ORD SHS CL A
RACE	FERRARI N V COM
RACK	VanEck Data Center Supply Chain ETF
RADX	RADIOPHARM THERANOSTICS LTD SPONSORED ADS
RAFE	PIMCO EQUITY SER RAFI ESG US
RAIL	FREIGHTCAR AMER INC COM
RAIN	RAIN ENHANCEMENT TECHNOLOGIES CL A
RAINW	RAIN ENHANCEMENT TECHNOLOGIES WT EXP 123129
RAL	RALLIANT CORP COM
RAMP	LIVERAMP HLDGS INC COM
RAND	RAND CAP CORP COM NEW
RANG	RANGE CAP ACQUISITION CORP ORD SHS
RANGR	RANGE CAP ACQUISITION CORP RT EXP
RANGU	RANGE CAP ACQUISITION CORP UNIT 121129
RANI	RANI THERAPEUTICS HLDGS INC COM CL A
RAPP	RAPPORT THERAPEUTICS INC COM
RARE	ULTRAGENYX PHARMACEUTICAL INC COM
RAUS	EA SERIES TRUST RACWI US ETF
RAVE	RAVE RESTAURANT GROUP INC COM
RAVI	FLEXSHARES TR ULTR SHO INC FD

RAY	RAYTECH HLDG LTD SHS NEW
RAYA	ERAYAK PWR SOLUTION GROUP INC. CL A ORD SHS
RAYJ	ADVISORS INNER CIRCLE FD III RAYLIANT SMDAM
RB	ProShares Russell 2000 Dynamic Buffer ETF
RBA	RB GLOBAL INC COM
RBB	RBB BANCORP COM
RBBN	RIBBON COMMUNICATIONS INC COM
RBC	RBC BEARINGS INC COM
RBCAA	REPUBLIC BANCORP INC KY CL A
RBIL	RBB FD INC FM ULTRASHORT TR
RBKB	RHINEBECK BANCORP INC COM
RBLD	FIRST TR EXCHANGE-TRADED FD II ALERIAN US NXTGN
RBLU	T-REX 2X Long RBLX Daily Target ETF
RBLX	ROBLOX CORP CL A
RBLY	TIDAL TRUST II YIELD RBLX ETF
RBNE	ROBIN ENERGY LTD ORD SHS NEW
RBRK	RUBRIK INC. CL A
RBUF	Innovator U.S. Small Cap 10 Buffer ETF - Quarterly
RC	READY CAPITAL CORP COM
RCAT	RED CAT HLDGS INC COM
RCAX	TIDAL TRUST II DEFIANCE DAILY
RC-C	READY CAPITAL CORP 6.25 CNV PFD C
RCD	READY CAPITAL CORP CAL 29
RC-E	READY CAPITAL CORP 6.50% CUM PFD E
RCEL	AVITA MEDICAL INC COM
RCG	RENN FD INC COM
RCGE	EA SERIES TRUST ROCKCREEK GLOBAL
RCI	ROGERS COMMUNICATIONS INC CL B
RCKT	ROCKET PHARMACEUTICALS INC COM
RCKTW	ROCKET PHARMACEUTICALS INC WT EXP 090226
RCKY	ROCKY BRANDS INC COM
RCL	ROYAL CARIBBEAN GROUP COM
RCLO	ADVISOR MANAGED PORTFOLIOS RECKONER BBB-B
RCLR	ADVISOR MANAGED PORTFOLIOS RECKONER BBB-B C

RCLY	ADVISOR MANAGED PORTFOLIOS RECKONER BBB-B C
RCMT	RCM TECHNOLOGIES INC COM NEW
RCON	RECON TECHNOLOGY LTD SHS NEW CL A
RCS	PIMCO STRATEGIC INCOME FD COM
RCT	REDCLOUD HLDGS PLC SHS
RCTR	FIRST TR EXCHANGE-TRADED FD II BLOOMBERG NUCLEA
RCUS	ARCUS BIOSCIENCES INC COM
RDAC	RISING DRAGON ACQUISITION CORP SHS
RDACR	RISING DRAGON ACQUISITION CORP RT EXP 111528
RDACU	RISING DRAGON ACQUISITION CORP UNIT EXP 111528
RDAG	REPUBLIC DIGITAL ACQUISITION USD CL A ORD SHS
RDAGU	REPUBLIC DIGITAL ACQUISITION UNIT
RDAGW	REPUBLIC DIGITAL ACQUISITION WT EXP 050130
RDCM	RADCOM LTD SHS NEW
RDDT	REDDIT INC CL A
RDFI	Rareview Dynamic Fixed Income ETF
RDGT	RIDGETECH INC SHS NEW
RDHL	REDHILL BIOPHARMA LTD SPONSORED ADR
RDI	READING INTL INC CL A
RDIB	READING INTL INC CL B
RDIV	INVESCO EXCHANGE-TRADED FD TR S&P ULTRA DIVIDE
RDN	RADIAN GROUP INC COM
RDNT	RADNET INC COM
RDNW	RIDENOW GROUP INC COM CL B
RDOG	ALPS ETF TR REIT DIVIDE DOGS
RDTE	Roundhill Russell 2000 0DTE Covered Call Strategy ETF
RDTL	GRANITESHARES ETF TR 2X LONG RDDT DA
RDTY	TIDAL TRUST II YIELDMAX R2000
RDVI	FT Vest Rising Dividend Achievers Target Income ETF
RDVT	RED VIOLET INC COM
RDVY	FIRST TR EXCHANGE TRADED FD VI RISNG DIVD ACHIV
RDW	REDWIRE CORPORATION COM
RDWR	RADWARE LTD ORD
RDWU	T-REX 2X Long RDW Daily Target ETF

RDY	DR REDDYS LABS LTD ADR
RDYY	TIDAL TRUST II YIELD RDDT ETF
RDZN	ROADZEN INC ORD SHS
RDZNW	ROADZEN INC WT EXP 113028
REA	RARE EARTHS AMERICAS INC COMMON STOCK
REAI	TIDAL TRUST I TRUST INTELLIGEN
REAL	THE REALREAL INC COM
REAX	THE REAL BROKERAGE INC COM NEW
REBN	REBORN COFFEE INC COM NEW
RECS	COLUMBIA ETF TR I RESH ENHNC COR
RECT	RECTITUDE HLDGS LTD ORD SHS
REE	REE AUTOMOTIVE LTD SHS CL A NEW
REED	REEDS INC COM SHS
REET	ISHARES TR GLOBAL REIT ETF
REFA	COLUMBIA ETF TR I RESEARCH ENHANCE
REFI	CHICAGO ATLANTIC REAL ESTATE F COM
REFR	RESEARCH FRONTIERS INC COM
REG	REGENCY CTRS CORP COM
REGCO	REGENCY CTRS CORP CUM RED PFD SER
REGCP	REGENCY CTRS CORP CUM RED PFD SER
REGL	ProShares S&P MidCap 400 Dividend Aristocrats ETF
REGN	REGENERON PHARMACEUTICALS COM
REGS	COLUMBIA ETF TR I LARGE CAP GROWTH
REI	RING ENERGY INC COM
REIT	ALPS ETF TR ACTIVE REIT ETF
REK	PROSHARES TR SHRT RL EST FD
REKR	REKOR SYSTEMS INC COM
RELL	RICHARDSON ELECTRS LTD COM
RELX	RELX PLC SPONSORED ADR
RELY	REMITLY GLOBAL INC COM
REM	iShares Mortgage Real Estate ETF
REMC	COLUMBIA ETF TR I RESEARCH ENHANCE
REMG	RUSSELL INVTS EXCHANGE TRADED EMER MARK EQ ETF
REMX	VANECK ETF TRUST RARE EAR STR ETF

RENT	RENT THE RUNWAY INC CL A NEW
RENX	RENX ENTERPRISES CORP COM
REPL	REPLIMUNE GROUP INC COM
REPX	RILEY EXPLORATION PERMIAN INC COM
RERE	ATRENEW INC SPONSORED ADS
RES	RPC INC COM
RESM	COLUMBIA ETF TR I RESEARCH ENHANCE
RETL	DIREXION SHARES ETF TRUST DAIL RETA BU ETF
RETO	RETO ECO SOLUTIONS INC SHS NEW CL A
REVB	REVELATION BIOSCIENCES INC COM 2025
REVBW	REVELATION BIOSCIENCES INC WT EXP 011027
REVS	COLUMBIA ETF TR I RESH ENHNC VLU
REW	PROSHARES TR ULTRA TECHN
REX	REX AMERICAN RES CORP COM
REXC	SPROTT FDS TR RARE EART EX ETF
REXR	REXFORD INDL RLTY INC COM
REXR-B	REXFORD INDL RLTY INC 5.875% PFD SER B
REXR-C	REXFORD INDL RLTY INC 5.625 CUM PFD C
REYN	REYNOLDS CONSUMER PRODS INC COM
REZ	ISHARES TR RESIDENTIAL MULT
REZI	RESIDEO TECHNOLOGIES INC COM
RF	REGIONS FINANCIAL CORP NEW COM
RFAI	RF ACQUISITION CORP II SHS
RFAIR	RF ACQUISITION CORP II RT EXP 050126
RFAIU	RF ACQUISITION CORP II UNIT EXP 050126
RFAM	RF ACQUISITION CORP III ORD SHS
RFAMR	RF ACQUISITION CORP III RT EXP 012831
RFAMU	RF ACQUISITION CORP III UNIT EXP 012831
RF-C	REGIONS FINANCIAL CORP NEW 5.7 DP RP PFD C
RFCI	ALPS ETF TR DYNAMIC CORE INC
RFDA	ALPS ETF TR DYNAM US ETF
RFDI	FIRST TR EXCH TRADED FD III RIVRFRNT DYN DEV
RF-E	REGIONS FINANCIAL CORP NEW DEP SH PFD SER E
RFEM	FIRST TR EXCH TRADED FD III RIVR FRNT DYN

RF-F	REGIONS FINANCIAL CORP NEW DEP SHS PFD SE F
RFFC	ALPS ETF TR ACTIVE EQTY OPPT
RFG	INVESCO EXCHANGE TRADED FD TR S&P MDCP400 PR
RFI	COHEN & STEERS TOTAL RETURN COM
RFIL	RF INDS LTD COM PAR $0.01
RFIX	SIMPLIFY EXCHANGE TRADED FUNDS BOND BULL ETF
RFL	RAFAEL HLDGS INC COM CL B
RFLR	INNOVATOR ETFS TRUST US SMALL CAP MNG
RFM	RIVERNORTH FLEXIBLE MUN INCOME COM
RFMZ	RIVERNORTH FLEXIBLE MUNI INCME COM
RFV	INVESCO EXCHANGE TRADED FD TR S&P MDCP400 VL
RGA	REINSURANCE GROUP AMER INC COM NEW
RGC	REGENCELL BIOSCIENCE HLDGS LTD ORDINARY SHARES
RGCO	RGC RES INC COM
RGEF	TIDAL TRUST III ROCKEFELLER GLOB
RGEN	REPLIGEN CORP COM
RGLD	ROYAL GOLD INC COM
RGLO	RUSSELL INVTS EXCHANGE TRADED GLOBA EQUIT ETF
RGNT	REGENTIS BIOMATERIALS LTD ORDINARY SHARES
RGNX	REGENXBIO INC COM
RGP	RESOURCES CONNECTION INC COM
RGR	STURM RUGER & CO INC COM
RGS	REGIS CORPORATION COM SHS
RGT	ROYCE GLOBAL TRUST INC COM
RGTI	RIGETTI COMPUTING INC COMMON STOCK
RGTIW	RIGETTI COMPUTING INC WT EXP 030227
RGTU	Tradr 2X Long RGTI Daily ETF
RGTX	TIDAL TRUST II DEFI DA RGTI ETF
RGTZ	TIDAL TRUST II DEFIANCE DLY TRG
RGYY	GRANITESHARES ETF TR YIELDBOOST RGTI
RH	RH COM
RHI	ROBERT HALF INC. COM
RHLD	RESOLUTE HLDGS MGMT INC COM
RHP	RYMAN HOSPITALITY PPTYS INC COM

RHRX	STARBOARD INVT TR RH TACTICAL ROT
RHTX	STARBOARD INVT TR RH TACTICAL OUTL
RIBB	RIBBON ACQUISITION CORP ORD SHS CL A
RIBBR	RIBBON ACQUISITION CORP RT EXP 123126
RIBBU	RIBBON ACQUISITION CORP UNITS
RICK	RCI HOSPITALITY HLDGS INC COM
RIET	ETF SER SOLUTIONS HOYA CAPT HI DIV
RIFR	RUSSELL INVTS EXCHANGE TRADED GLOBA INFRA ETF
RIG	TRANSOCEAN LTD REGISTERED SHS
RIGL	RIGEL PHARMACEUTICALS INC COM
RIGS	ALPS ETF TR STRATEGIC INCOME
RILA	SPINNAKER ETF SERIES INDEXPERTS GORIL
RILY	BRC GROUP HOLDINGS INC COM
RILYG	BRC GROUP HOLDINGS INC CAL NT 26
RILYL	B. RILEY FINANCIAL INC 7.375 DP CUM B
RILYN	BRC GROUP HOLDINGS INC NT 26
RILYP	B. RILEY FINANCIAL INC 6.875 DP SH PF A
RILYT	BRC GROUP HOLDINGS INC 6 SR NT 2028
RILYZ	BRC GROUP HOLDINGS INC CAL NT 28
RIME	ALGORHYTHM HLDGS INC COM NEW
RINF	PROSHARES TR INFLATN EXPECTNS
RING	ISHARES INC MSCI GBL GOLD MN
RINT	RUSSELL INVTS EXCHANGE TRADED INTL DEVE EQ ETF
RIO	RIO TINTO PLC SPONSORED ADR
RIOT	RIOT PLATFORMS INC COM
RIOX	TIDAL TRUST II DEFI DA TA RIOT
RISE	2023 ETF SERIES TRUST PICTET EMERGING
RISN	NORTHERN LTS FD TR IV INSPIRE CAPITAL
RISR	TIDAL TRUST I FOLI AL RATE ETF
RITA	ETF SER SOLUTIONS ETFB GRE SRI ETF
RITM	RITHM CAPITAL CORP COM NEW
RITM-A	RITHM CAPITAL CORP 7.50% PFD SER A
RITM-B	RITHM CAPITAL CORP 7.125 SR B PFD
RITM-C	RITHM CAPITAL CORP 6.375 PFD SER C

RITM-D	RITHM CAPITAL CORP 7% RT REST PFD D
RITM-E	RITHM CAPITAL CORP 8.750 CUM SER E
RITM-F	RITHM CAPITAL CORP 8.75 CUM SER F
RITR	REITAR LOGTECH HLDGS LTD ORD SHS CL A
RIV	RIVERNORTH OPPORTUNITIES FD IN COM
RIV-A	RIVERNORTH OPPORTUNITIES FD IN 6% PFD SER A
RIVN	RIVIAN AUTOMOTIVE INC COM CL A
RIZE	Principal Inflation Protection ETF
RJDI	CARILLON SER TR RJ EA GCM DI ETF
RJET	REPUBLIC AWYS HLDGS INC COM SHS
RJF	RAYMOND JAMES FINL INC COM
RJMI	CARILLON SER TR RJ EA MUN IN ETF
RJVI	CARILLON SER TR RJ EAGL VERT ETF
RKDA	ARCADIA BIOSCIENCES INC COM
RKLB	ROCKET LAB CORP COM
RKLX	TIDAL TRUST II DEFIANCE DAILY
RKLZ	TIDAL TRUST II DEFI DA RKLB ETF
RKNG	ETF SER SOLUTIONS DEFIANCE RETAIL
RKSG	ADVISOR MANAGED PORTFOLIOS RUK STR GRO ETF
RKT	ROCKET COS INC COM CL A
RKTL	Defiance Daily Target 2X Long RKT ETF
RKTO	ROCKET ONE INC COM NEW
RL	RALPH LAUREN CORP CL A
RLAY	RELAY THERAPEUTICS INC COM
RLGT	RADIANT LOGISTICS INC COM
RLI	RLI CORP COM
RLJ	RLJ LODGING TR COM
RLJ-A	RLJ LODGING TR CUM CONV PFD A
RLMD	RELMADA THERAPEUTICS INC COM
RLTY	COHEN & STEERS REAL ESTATE OPP SHS BENFIN INT
RLX	RLX TECHNOLOGY INC SPONSORED ADS
RLY	SSGA ACTIVE ETF TR ST STR REAL ETF
RLYB	RALLYBIO CORP COM
RM	REGIONAL MGMT CORP COM

RMAX	RE/MAX HLDGS INC CL A
RMBI	RICHMOND MUT BANCORPORATION COM
RMBS	RAMBUS INC DEL COM
RMCA	TIDAL TRUST III ROCKE BD ETF
RMCF	ROCKY MTN CHOCOLATE FACTORY COM
RMCO	ROYALTY MGMT HLDG CORP CLASS A COM
RMCOW	ROYALTY MGMT HLDG CORP WT EXP 103128
RMD	RESMED INC COM
RMI	RIVERNORTH OPPORTUNISTIC MUN COM
RMIF	LHA Risk-Managed Income ETF
RMIX	SUNCRETE INC COM SHS CL A
RMM	RIVERNORTH MANAGED DUR MUN INM COM
RMME	Rareview Government Money Market ETF
RMMZ	RIVERNORTH MANAGED DUR MUN II COM
RMNI	RIMINI STR INC DEL COM
RMNY	TIDAL TRUST III ROCKEFELLER NEW
RMOP	TIDAL TRUST III ROCKEFELLER OPP
RMR	RMR GROUP INC CL A
RMRC	EXCHANGE LISTED FDS TR CORE RISK MA ETF
RMSG	REAL MESSENGER CORP. SHS CL A
RMSGW	REAL MESSENGER CORP. WT EXP 111929
RMT	ROYCE MICRO-CAP TR INC COM
RMTI	ROCKWELL MED INC COM NEW
RNA	ATRIUM THERAPEUTICS INC COM
RNAC	CARTESIAN THERAPEUTICS INC COM NEW
RNAZ	TRANSCODE THERAPEUTICS INC COM NEW 2025
RND	FIRST TR EXCHANGE TRADED FD VI BLOOMBERG R
RNEM	FIRST TR EXCHANGE TRADED FD VI EMERGING MKTS
RNG	RINGCENTRAL INC CL A
RNGR	RANGER ENERGY SVCS INC COM CL A
RNGT	RANGE CAP ACQUISITION CORP II CL A ORD SHS
RNGTU	RANGE CAP ACQUISITION CORP II UNIT EXP 092930
RNGTW	RANGE CAP ACQUISITION CORP II WT EXP 092930
RNIN	EA SERIES TRUST BUSHIDO CAP SMID

RNP	COHEN & STEERS REIT & PFD & COM
RNR	RENAISSANCERE HLDGS LTD COM
RNR-F	RENAISSANCERE HLDGS LTD 5.750% PFD F
RNRG	GLOBAL X FDS RENE EN PROD ETF
RNR-G	RENAISSANCERE HLDGS LTD 4.20% DEP PFD G
RNST	RENASANT CORP COM
RNTX	REIN THERAPEUTICS INC COM NEW
RNTY	TIDAL TRUST II YIELDMAX TARGET
RNW	RENEW ENERGY GLOBAL PLC CL A SHS
RNWWW	RENEW ENERGY GLOBAL PLC WT EXP 082126
RNWZ	ELEVATION SERIES TRUST TRUE EAGL GL ETF
RNXT	RENOVORX INC COM NEW
ROAD	CONSTRUCTION PARTNERS INC COM CL A
ROAM	LATTICE STRATEGIES TR HARTFRD EMRG ETF
ROBN	T-Rex 2X Long HOOD Daily Target ETF
ROBO	EXCHANGE TRADED CONCEPTS TRUST ROBO GLB ETF
ROBT	FIRST TR EXCHANGE TRADED FD VI NASDQ ARTFCIAL
ROC	RANK ONE COMPUTING CORP COM SHS
ROCK	GIBRALTAR INDS INC COM
ROCQ	J P MORGAN EXCHANGE TRADED FD NASDAQ EQUITY
ROCY	J P MORGAN EXCHANGE TRADED FD EQUITY PREM YELD
RODM	LATTICE STRATEGIES TR HARTFORD MLT ETF
ROE	EA SERIES TRUST AST EQU KIN ETF
ROG	ROGERS CORP COM
ROIV	ROIVANT SCIENCES LTD SHS
ROK	ROCKWELL AUTOMATION INC COM
ROKT	SPDR SERIES TRUST SP KENSHO FINAL
ROKU	ROKU INC COM CL A
ROL	ROLLINS INC COM
ROLR	HIGH ROLLER TECHNOLOGIES INC COM
ROM	PROSHARES TR PSHS ULTRA TECH
ROMA	ROMA GREEN FIN LTD ORD SHS CL A
ROMO	Strategy Shares Newfound/ReSolve Robust Momentum ETF
RONB	BARON ETF TR FIRST PRINC ETF

ROOT	ROOT INC CL A NEW
ROP	ROPER TECHNOLOGIES INC COM
ROPE	EA SERIES TRUST COASTAL COMPASS
ROSC	LATTICE STRATEGIES TR HARTFORD MLT SML
ROST	ROSS STORES INC COM
ROUS	LATTICE STRATEGIES TR HARTFORD US EQTY
RPAR	TIDAL TRUST I RPAR RISK PARI
RPAY	REPAY HLDGS CORP COM CL A
RPC	RIDGEPOST CAP INC CL A COM
RPD	RAPID7 INC COM
RPG	INVESCO EXCHANGE TRADED FD TR S&P500 PUR GWT
RPGL	REPUBLIC PWR GROUP LTD CL A ORD SHS NEW
RPHS	Regents Park Hedged Market Strategy ETF
RPID	RAPID MICRO BIOSYSTEMS INC CLASS A COM
RPM	RPM INTL INC COM
RPRX	ROYALTY PHARMA PLC SHS CLASS A
RPT	RITHM PPTY TR INC COM NEW SHS
RPT-C	RITHM PPTY TR INC 9.875 FXD-FLT C
RPV	INVESCO EXCHANGE TRADED FD TR S&P500 PUR VAL
RQI	COHEN & STEERS QUALITY INCOME COM
RR	RICHTECH ROBOTICS INC CL B
RRBI	RED RIVER BANCSHARES INC COM
RRC	RANGE RES CORP COM
RREV	RRE VENTURES ACQUISITION CORP CL A ORD SHS
RREVU	RRE VENTURES ACQUISITION CORP UNIT EXP 042231
RREVW	RRE VENTURES ACQUISITION CORP WT EXP 042231
RRGB	RED ROBIN GOURMET BURGERS INC COM
RRR	RED ROCK RESORTS INC CL A
RRX	REGAL REXNORD CORPORATION COM
RS	RELIANCE INC COM
RSBA	Return Stacked Bonds & Merger Arbitrage ETF
RSBT	Return Stacked Bonds & Managed Futures ETF
RSBY	Return Stacked Bonds & Futures Yield ETF
RSDE	FIRST TR EXCHNG TRADED FD VIII FT VEST US EQUIT

RSEE	Rareview Systematic Equity ETF
RSF	RIVERNORTH CAP AND INCM FD INC COM
RSG	REPUBLIC SVCS INC COM
RSHO	TEMA ETF TRUST US MANUFACTURING
RSI	RUSH STREET INTERACTIVE INC COM
RSIT	Return Stacked International Stocks & Managed Futures ETF
RSJN	FIRST TR EXCHNG TRADED FD VIII VEST U S EQUITY
RSKD	RISKIFIED LTD SHS CL A
RSMC	TIDAL TRUST III ROCKEFELLER US S
RSMR	FIRST TR EXCHNG TRADED FD VIII VEST US EQTY EQL
RSMV	LISTED FDS TR RELA ST MANA ETF
RSP	INVESCO EXCHANGE TRADED FD TR S&P500 EQL WGT
RSPA	INVESCO ACTIVELY MANAGED EXCHA S&P 500 EQUA ETF
RSPC	INVESCO EXCHANGE TRADED FD TR S&P 500A EQL
RSPD	INVESCO EXCHANGE TRADED FD TR S&P500 EQL DIS
RSPE	INVESCO EXCHANGE-TRADED FD TR ESG S&P 500 EQL
RSPF	INVESCO EXCHANGE TRADED FD TR S&P500 EQL FIN
RSPG	INVESCO EXCHANGE TRADED FD TR S&P500 EQL ENR
RSPH	INVESCO EXCHANGE TRADED FD TR S&P500 EQL HLT
RSPM	INVESCO EXCHANGE TRADED FD TR S&P500 EQL MAT
RSPN	INVESCO EXCHANGE TRADED FD TR S&P500 EQL IND
RSPR	INVESCO EXCHANGE TRADED FD TR S&P500 EQL REL
RSPS	INVESCO EXCHANGE TRADED FD TR S&P500 EQL STP
RSPT	INVESCO EXCHANGE TRADED FD TR S&P500 EQL TEC
RSPU	INVESCO EXCHANGE TRADED FD TR S&P500 EQL UTL
RSSB	Return Stacked Global Stocks & Bonds ETF
RSSE	FIRST TR EXCHNG TRADED FD VIII FT VEST US EQT
RSSL	GLOBAL X FDS RUSSELL 2000 ETF
RSSS	RESEARCH SOLUTIONS INC COM
RSST	Return Stacked U.S. Stocks & Managed Futures ETF
RSSX	Return Stacked U.S. Stocks & Gold/Bitcoin ETF
RSSY	Return Stacked U.S. Stocks & Futures Yield ETF
RSVR	RESERVOIR MEDIA INC COM
RSVRW	RESERVOIR MEDIA INC WT EXP 082626

RTAC	RENATUS TACTICAL ACQUIS SHS CL A
RTACU	RENATUS TACTICAL ACQUIS UNIT EX 051530
RTACW	RENATUS TACTICAL ACQUIS WT EXP 051530
RTAI	Rareview Tax Advantaged Income ETF
RTB	RTB DIGITAL INC COM SHS
RTH	VANECK ETF TRUST RETAIL ETF
RTO	RENTOKIL INITIAL PLC SPONSORED ADR
RTRE	Rareview Total Return Bond ETF
RTX	RTX CORPORATION COM
RTXG	THEMES ETF TR LEVERAGE SHARES
RTYY	GRANITESHARES ETF TR YIELDBOOST RIOT
RUBI	RUBICO INC COM
RULE	Adaptive Core ETF
RUM	RUMBLE INC COM CL A
RUMBW	RUMBLE INC WT EXP 091627
RUN	SUNRUN INC COM
RUNN	STRATEGIC TRUST RUNNING GWTH ETF
RUSC	RUSSELL INVTS EXCHANGE TRADED US SM CA EQ ETF
RUSHA	RUSH ENTERPRISES INC CL A
RUSHB	RUSH ENTERPRISES INC CL B
RVER	ADVISOR MANAGED PORTFOLIOS TRENCHLESS FUND
RVI	ROBINHOOD VENTURES FD I COM SHS
RVLV	REVOLVE GROUP INC CL A
RVMD	REVOLUTION MEDICINES INC COM
RVMDW	REVOLUTION MEDICINES INC WT EXP 121726
RVNL	GRANITESHARES ETF TR 2X LONG RIVN ETF
RVNU	DBX ETF TR XTRACK MUN INFRA
RVP	RETRACTABLE TECHNOLOGIES INC COM
RVSB	RIVERVIEW BANCORP INC COM
RVSN	RAIL VISION LTD SHS NEW
RVSNW	RAIL VISION LTD WT EXP 032727
RVT	ROYCE SMALL CAP TRUST INC COM
RVTY	REVVITY INC COM
RW	EA SERIES TRUST RAINW EQUIT ETF

RWAY	RUNWAY GROWTH FINANCE CORP COM
RWAYI	RUNWAY GROWTH FINANCE CORP NT CAL 31
RWAYL	RUNWAY GROWTH FINANCE CORP NT CAL 27
RWEM	ADVISORS INNER CIRCLE FD III RAYLIANT NXTGEN
RWIN	RAYLIANT FDS TR NXTGEN MULTIFACT
RWJ	INVESCO EXCHANGE-TRADED FD TR S&P SMALLCAP 600
RWK	INVESCO EXCHANGE-TRADED FD TR S&P MDCP 400 REV
RWL	INVESCO EXCHANGE-TRADED FD TR S&P 500 REVENUE
RWLC	ADVISORS INNER CIRCLE FD III RAYLIANT NXTGEN
RWM	PROSHARES TR SHRT RUSSELL2000
RWO	SPDR INDEX SHS FDS ST DOW GLOBA ETF
RWR	SPDR SERIES TRUST ST STR DOW REIT
RWT	REDWOOD TRUST INC COM
RWT-A	REDWOOD TRUST INC 10% FXD RT PFD A
RWTN	REDWOOD TRUST INC CAL NT 29
RWTO	REDWOOD TRUST INC CAL 29
RWTP	REDWOOD TRUST INC CAL NT 30
RWTQ	REDWOOD TRUST INC CAL 30
RWTS	REDWOOD TRUST INC NT 31
RWX	SPDR INDEX SHS FDS ST DOW INTL ETF
RXD	PROSHARES TR ULTSHT HLTHCRE
RXI	ISHARES TR GLB CNS DISC ETF
RXL	PROSHARES TR PSHS ULT HLTHCRE
RXO	RXO INC COMMON STOCK
RXRX	RECURSION PHARMACEUTICALS INC CL A
RXST	RXSIGHT INC COM
RXT	RACKSPACE TECHNOLOGY INC COM
RY	ROYAL BK CDA COM
RYAAY	RYANAIR HOLDINGS PLC SPONSORED ADR
RYAM	RAYONIER ADVANCED MATLS INC COM
RYAN	RYAN SPECIALTY HOLDINGS INC CL A
RYDE	RYDE GROUP LTD CL A SHS
RYET	RUANYUN EDAI TECHNOLOGY INC SHS
RYLD	GLOBAL X FDS RUSSELL 2000

RYLG	GLOBAL X FDS RUSSE GROWT ETF
RYM	RYTHM INC COM NEW
RYN	RAYONIER INC COM
RYOJ	RYOJBABA CO LTD COM
RYTM	RHYTHM PHARMACEUTICALS INC COM
RYZ	RYERSON HLDG CORP COM
RZC	REINSURANCE GROUP AMER INC NT CAL 52
RZG	INVESCO EXCHANGE TRADED FD TR S&P SML600 GWT
RZLT	REZOLUTE INC COM NEW
RZLV	REZOLVE AI PLC ORD SHS
RZLVW	REZOLVE AI PLC WT EXP 081529
RZV	INVESCO EXCHANGE TRADED FD TR S&P SML600 VAL
S	SENTINELONE INC CL A
SA	SEABRIDGE GOLD INC COM
SAA	PROSHARES TR PSHS ULT SCAP600
SAAQ	SPACE ASSET ACQUISITION CORP USD CL A ORD SHS
SAAQU	SPACE ASSET ACQUISITION CORP UNIT EXP 011331
SAAQW	SPACE ASSET ACQUISITION CORP WT EXP 033133
SABA	SABA CAPITAL INCOME & OPPORTUN COM NEW
SABR	SABRE CORP COM
SABS	SAB BIOTHERAPEUTICS INC COM NEW
SABSW	SAB BIOTHERAPEUTICS INC WT EXP 102226
SAC	SAFEGUARD ACQUISITION CORP CL A ORD SHS
SAC+	SAFEGUARD ACQUISITION CORP WT EXP
SAC=	SAFEGUARD ACQUISITION CORP UNIT
SACH	SACHEM CAP CORP COM
SACH-A	SACHEM CAP CORP 7.75% RED PFD A
SAEF	SCHWAB STRATEGIC TR ARIEL OPPOR ETF
SAFE	SAFEHOLD INC COM
SAFT	SAFETY INS GROUP INC COM
SAFX	XCF GLOBAL INC COM CL A
SAGP	ADVISORS INNER CIRCLE FD III STRATEGAS GBL PO
SAGT	SAGTEC GLOBAL LTD COM CLASS A
SAGU	SHREYA ACQUISITION GROUP ORD CL A

SAGU^	SHREYA ACQUISITION GROUP RT EXP 123127
SAGU+	SHREYA ACQUISITION GROUP WT EXP 043033
SAGU=	SHREYA ACQUISITION GROUP UNIT
SAH	SONIC AUTOMOTIVE INC CL A
SAIA	SAIA INC COM
SAIC	SCIENCE APPLICATIONS INTL CORP COM
SAIH	SAIHEAT LTD SHS CL A
SAIHW	SAIHEAT LTD WT EXP 042927
SAIL	SAILPOINT INC COM
SAJ	SARATOGA INVT CORP CALL NT 27
SAM	BOSTON BEER INC CL A
SAMG	SILVERCREST ASSET MGMT GROUP CL A
SAMM	ADVISORS INNER CIRCLE FD III STRATEGAS MACRO
SAMT	ADVISORS INNER CIRCLE FD III STRATEGAS MACRO
SAN	BANCO SANTANDER SA ADR
SANA	SANA BIOTECHNOLOGY INC COM
SANG	SANGOMA TECHNOLOGIES CORP COM NEW
SANM	SANMINA CORP COM
SAP	SAP SE SPON ADR
SAPH	PRECIDIAN ETFS TR SAP SE ADRHEDGED
SAR	SARATOGA INVT CORP COM NEW
SARK	INVESTMENT MANAGERS SER TR II TRADR 1X SHORT
SARO	STANDARDAERO INC COM
SASS	RBB FUND TRUST M D SASS CONCEN
SAT	SARATOGA INVT CORP CAL NT 27
SATA	STRIVE INC VAR RAT SER A PR
SATG	THEMES ETF TR LEVERAGE SHS 2X
SATL	SATELLOGIC INC COM CL A
SATLW	SATELLOGIC INC WT EXP 012527
SATO	Invesco Alerian Galaxy Crypto Economy ETF
SATS	ECHOSTAR CORP CL A
SAUG	FT Vest U.S. Small Cap Moderate Buffer ETF - August
SAV	SARATOGA INVT CORP CAL NT 31
SAWG	ETF SER SOLUTIONS AAM SAWGRASS US

SAWS	ETF SER SOLUTIONS AAM SAWGRASS US
SAY	SARATOGA INVT CORP CAL 8.125% 27
SAZ	SARATOGA INVT CORP CAL NT 28
SB	SAFE BULKERS INC COM
SBAC	SBA COMMUNICATIONS CORP CL A
SBAR	SIMPLIFY EXCHANGE TRADED FUNDS BARRIER INCOME
SBB	PROSHARES TR SHRT SMALLCAP60
SBC	SBC MED GROUP HLDGS INC COM
SB-C	SAFE BULKERS INC RED PERP PFD C%
SBCF	SEACOAST BKG CORP FLA COM NEW
SBCWW	SBC MED GROUP HLDGS INC WT EXP 091729
SB-D	SAFE BULKERS INC PERP PFD SER D
SBET	SHARPLINK INC COM NEW
SBEV	SPLASH BEVERAGE GROUP INC COM SHS
SBFG	SB FINL GROUP INC COM
SBFM	SUNSHINE BIOPHARMA INC COM
SBFMW	SUNSHINE BIOPHARMA INC WT EXP
SBGI	SINCLAIR INC CL A
SBH	SALLY BEAUTY HLDGS INC COM
SBI	WESTERN ASSET INTER MUNI COM
SBIL	SIMPLIFY EXCHANGE TRADED FUNDS GOVT MONE MA ETF
SBIO	ALPS ETF TR MED BREAKTHGH
SBIT	PROSHARES TR ULTRA BITCO ETF
SBLK	STAR BULK CARRIERS CORP. SHS PAR
SBMT	SILVER BOW MNG CORP COMMON SHARES
SBND	COLUMBIA ETF TR I SHORT DURATION
SBR	SABINE RTY TR UNIT BEN INT
SBRA	SABRA HEALTH CARE REIT INC COM
SBS	COMPANHIA DE SANEAMENTO BASICO SPONSORED ADR
SBSI	SOUTHSIDE BANCSHARES INC COM
SBSW	SIBANYE STILLWATER LTD SPONSORED ADR
SBTU	T-REX 2X Long SBET Daily Target ETF
SBU	THEMES ETF TR LEVERAGE SHARES
SBUX	STARBUCKS CORP COM

SBXD	SILVERBOX CORP IV SHS CL A
SBXD+	SILVERBOX CORP IV WT EXP 081929
SBXD=	SILVERBOX CORP IV UNIT
SBXE	SILVERBOX CORP V ORD SHS CL A
SBXE+	SILVERBOX CORP V WT EXP 091630
SBXE=	SILVERBOX CORP V UNIT
SCA	GRANITESHARES ETF TR AUTOCALLABLE SMC
SCAG	SCAGE FUTURE SPONSORED ADS
SCAGW	SCAGE FUTURE WT EXP 051530
SCAP	SERIES PORTFOLIOS TR INFRASTRCTUR CAP
SCC	PROSHARES TR ULTRASHORT CONSU
SCCD	SACHEM CAP CORP CAL NT 26
SCCE	SACHEM CAP CORP CAL NT 27
SCCF	SACHEM CAP CORP CAL NT 27
SCCG	SACHEM CAP CORP CAL NT 27
SCCO	SOUTHERN COPPER CORP COM
SCCR	SCHWAB STRATEGIC TR CORE BOND ETF
SCD	LMP CAP & INCOME FD INC COM
SCDL	UBS AG LONDON BRANCH NT LKD 51
SCDS	J P MORGAN EXCHANGE TRADED FD FUNDAMENTAL DATA
SCDV	ETF SER SOLUTIONS BAHL GAY CAP ETF
SCEC	Sterling Capital Enhanced Core Bond ETF
SCE-G	SCE TR II TR PFD SECS 5.1%
SCE-L	SCE TR VI 5% TR PREF SECS
SCE-M	SCE TR VII 7.50% TRUST PREF
SCE-N	SCE TR VIII 6.95% TR PREF N
SCEP	Sterling Capital Hedged Equity Premium Income ETF
SCHA	SCHWAB STRATEGIC TR US SML CAP ETF
SCHB	SCHWAB STRATEGIC TR US BRD MKT ETF
SCHC	SCHWAB STRATEGIC TR INTL SCEQT ETF
SCHD	SCHWAB STRATEGIC TR US DIVIDEND EQ
SCHE	SCHWAB STRATEGIC TR EMRG MKTEQ ETF
SCHF	SCHWAB STRATEGIC TR INTL EQTY ETF
SCHG	SCHWAB STRATEGIC TR US LCAP GR ETF

SCHH	SCHWAB STRATEGIC TR US REIT ETF
SCHI	SCHWAB STRATEGIC TR 5 10YR CORP BD
SCHJ	SCHWAB STRATEGIC TR 1 5YR CORP BD
SCHK	SCHWAB STRATEGIC TR 1000 INDEX ETF
SCHL	SCHOLASTIC CORP COM
SCHM	SCHWAB STRATEGIC TR US MID-CAP ETF
SCHO	SCHWAB STRATEGIC TR SHT TM US TRES
SCHP	SCHWAB STRATEGIC TR US TIPS ETF
SCHQ	SCHWAB STRATEGIC TR LONG TERM US
SCHR	SCHWAB STRATEGIC TR INT-TRM U.S TRES
SCHV	SCHWAB STRATEGIC TR US LCAP VA ETF
SCHW	SCHWAB CHARLES CORP COM
SCHW-D	SCHWAB CHARLES CORP DEP SHS 1/40 PFD
SCHW-J	SCHWAB CHARLES CORP 4.450% DEP PFD J
SCHX	SCHWAB STRATEGIC TR US LRG CAP ETF
SCHY	SCHWAB STRATEGIC TR INTERNL DIVID
SCHZ	SCHWAB STRATEGIC TR US AGGREGATE B
SCI	SERVICE CORP INTL COM
SCII	SC II ACQUISITION CORP ORD SHS CLASS A
SCIIR	SC II ACQUISITION CORP RT EXP 112630
SCIIU	SC II ACQUISITION CORP UNIT EXP 110630
SCIO	FIRST TR EXCHANGE-TRADED FD IV STRUCTURED CR IN
SCJ	ISHARES INC MSCI JAPN SMCETF
SCJN	Corgi U.S. Small-Cap 15% Structured Buffer ETF - June Series
SCKT	SOCKET MOBILE INC COM NEW
SCL	STEPAN CO COM
SCLS	TIDAL TRUST III STON AD LONG ETF
SCLX	SCILEX HOLDING CO COM NEW
SCLXW	SCILEX HOLDING CO WT EXP 111027
SCLZ	Swan Enhanced Dividend Income ETF
SCM	STELLUS CAP INVT CORP COM
SCMB	SCHWAB STRATEGIC TR MUN BD ETF
SCMC	Sterling Capital Multi-Strategy Income ETF
SCMY	Corgi U.S. Small-Cap 15% Structured Buffer ETF - May Series

SCNI	SCINAI IMMUNOTHERAPEUTICS LTD SPONSORED ADR
SCNM	Sterling Capital National Municipal Bond ETF
SCNX	SCIENTURE HLDGS INC COM
SCO	PROSHARES TR II ULSHT BLOOMB OIL
SCOP	SPROTT PHYSICAL COPPER TRUST UNITS
SCOR	COMSCORE INC COM NEW
SCOW	Pacer S&P SmallCap 600 Quality FCF Aristocrats ETF
SCPQ	SOCIAL COMM PARTNERS CORP ORD SHS CL A
SCPQU	SOCIAL COMM PARTNERS CORP UNIT EXP 112430
SCPQW	SOCIAL COMM PARTNERS CORP WT EXP 021331
SCSB	Sterling Capital Short Duration Bond ETF
SCSC	SCANSOURCE INC COM
SCTXX	SCHWAB CHARLES FAMILY FD AMT TAX FREE MNY
SCUB	Sterling Capital Ultra Short Bond ETF
SCUS	SCHWAB STRATEGIC TR ULTRA SHORT INCM
SCWO	374WATER INC COM
SCYB	SCHWAB STRATEGIC TR HIGH YIEL BD ETF
SCYX	SCYNEXIS INC COM
SCZ	ISHARES TR EAFE SML CP ETF
SCZM	SANTACRUZ SILVER MNG LTD COM NEW SHS
SD	SANDRIDGE ENERGY INC COM NEW
SDA	SUNCAR TECHNOLOGY GROUP INC CL A
SDAWW	SUNCAR TECHNOLOGY GROUP INC WT EXP 051728
SDCI	USCF ETF TR SUMMERHAVEN K1
SDCP	VIRTUS ETF TR II NEWF SHOR BD ETF
SDD	PROSHARES TR ULTSHT SMLCP600
SDEM	GLOBAL X FDS MSCI SUPR EM ETF
SDEV	STABLECOIN DEV CORP COM SHS
SDFI	AB ACTIVE ETFS INC SHOR DU INCO ETF
SDG	ISHARES TR MSCI GBL SUS DEV
SDGR	SCHRODINGER INC COM
SDHC	SMITH DOUGLAS HOMES CORP COM SHS CL A
SDHI	SIDDHI ACQUISITION CORP CL A SHS
SDHIR	SIDDHI ACQUISITION CORP RT EXP 091529

SDHIU	SIDDHI ACQUISITION CORP UNITS
SDHY	PGIM SHORT DUR HIG YLD OPP FD COM
SDIV	GLOBAL X FDS SUPERDIVIDEND
SDM	SMART DIGITAL GROUP LTD ORD SHS
SDMF	SIMPLIFY EXCHANGE TRADED FUNDS DBI CTA MANAGED
SDOG	ALPS ETF TR SECTR DIV DOGS
SDOT	SADOT GROUP INC COM
SDOW	PROSHARES TR ULTRAPRO SRT DOW
SDP	PROSHARES TR ULTRA UTIL NEW
SDRL	SEADRILL LTD COM
SDS	PROSHARES TR ULTRASHRT S&P500
SDSI	AMERICAN CENTY ETF TR SHORT DURTN STRG
SDST	STARDUST PWR INC COM
SDSTW	STARDUST PWR INC WT EXP 062129
SDTY	TIDAL TRUST II YIEL S& CALL ETF
SDVD	FT Vest SMID Rising Dividend Achievers Target Income ETF
SDVY	FIRST TR EXCHANGE TRADED FD VI SMID RISNG ETF
SDY	SPDR SERIES TRUST ST STR SP DIV
SE	SEA LTD SPONSORD ADS
SEA	ETF SER SOLUTIONS U S GLOBAL SEA T
SEAL-A	SEAPEAK LLC 9% PFD UT SER A
SEAL-B	SEAPEAK LLC 8.50% PFD UNIT B
SEAT	VIVID SEATS INC COM CL A
SEATW	VIVID SEATS INC WT EXP 101826
SEB	SEABOARD CORP DEL COM
SECR	NEW YORK LIFE INVTS ACTIVE ETF MACKAY SECURITI
SECT	Main Sector Rotation ETF
SECU	iShares Securitized Income Active ETF
SEDG	SOLAREDGE TECHNOLOGIES INC COM
SEED	ORIGIN AGRITECH LIMITED SHS NEW
SEEM	SEI EXCHANGE TRADED FUNDS SELECT EMERGING
SEER	SEER INC COM CL A
SEF	PROSHARES TR SHORT FINANCIALS
SEG	SEAPORT ENTMT GROUP INC COMMON STOCK

SEGG	SPORTS ENTMT GAMING GLOBAL COM
SEI	SOLARIS ENERGY INFRAS INC COM CL A
SEIC	SEI INVTS CO COM
SEIE	SEI EXCHANGE TRADED FUNDS SELE INTL EQ ETF
SEIM	SEI QiM U.S. Large Cap Momentum Active ETF
SEIQ	SEI QiM U.S. Large Cap Quality Active ETF
SEIS	SEI EXCHANGE TRADED FUNDS SELE SMAL CA ETF
SEIV	SEI QiM U.S. Large Cap Value Active ETF
SEIX	VIRTUS ETF TR II SEIX SR LN ETF
SELF	GLOBAL SELF STORAGE INC COM
SELV	SEI QiM U.S. Large Cap Low Volatility Active ETF
SEM	SELECT MED HLDGS CORP COM
SEMG	EA SERIES TRUST SUNCOAST SELECT
SEMI	COLUMBIA ETF TR I SELECT TECHNOLO
SEMY	GRANITESHARES ETF TR YIELD SEMIC ETF
SENEA	SENECA FOODS CORP NEW CL A
SENEB	SENECA FOODS CORP NEW CL B
SENS	SENSEONICS HLDGS INC COM
SEPI	SCM TRUST SHELTON EQT PRE
SEPM	FT Vest U.S. Equity Max Buffer ETF - September
SEPN	SEPTERNA INC COM
SEPP	PGIM S&P 500 Buffer 12 ETF - September
SEPT	AllianzIM U.S. Equity Buffer10 Sep ETF
SEPU	AllianzIM U.S. Equity Buffer15 Uncapped Sep ETF
SEPW	AllianzIM U.S. Equity Buffer20 Sep ETF
SEPZ	Elevation Series Trust
SER	SERINA THERAPEUTICS INC COM SHS
SERA	SERA PROGNOSTICS INC CLASS A COM
SERV	SERVE ROBOTICS INC COM
SES	SES AI CORPORATION CL A COM
SES+	SES AI CORPORATION WT EXP 121026
SETH	PROSHARES TR SHORT ETHER ETF
SETM	SPROTT FDS TR SPROTT CRITICAL
SEV	APTERA MOTORS CORP COM CL B

SEVN	SEVEN HILLS REALTY TRUST COM
SEZL	SEZZLE INC COM
SF	STIFEL FINL CORP COM
SFB	STIFEL FINL CORP 5.20% SR NT 47
SF-B	STIFEL FINL CORP 6.25 DPSHS PFD B
SFBC	SOUND FINL BANCORP INC COM
SFBS	SERVISFIRST BANCSHARES INC COM
SF-C	STIFEL FINL CORP DEP RP SHS PFD C
SFD	SMITHFIELD FOODS INC COM
SF-D	STIFEL FINL CORP 4.50% DEP PFD D
SFEB	FT Vest U.S. Small Cap Moderate Buffer ETF - February
SFGV	EA SERIES TRUST SEQU GLO VAL ETF
SFHG	SAMFINE CREATION HLDG SHS NEW CL A
SFIX	STITCH FIX INC COM CL A
SFL	SFL CORPORATION LTD SHS
SFLO	VICTORY PORTFOLIOS II VICT SMA CAP ETF
SFLR	INNOVATOR ETFS TRUST QUITY MANAGD FLR
SFM	SPROUTS FMRS MKT INC COM
SFNC	SIMMONS FIRST NATL CORP CL A $1 PAR
SFST	SOUTHERN FIRST BANCSHARES COM
SFTX	HORIZON FDS INTL MA RISK ETF
SFTY	Horizon Managed Risk ETF
SFWL	SHENGFENG DEV LTD CL A ORD SHS
SFY	TIDAL TRUST I SOFI SELECT 500
SFYF	TIDAL TRUST I SOFI SOCIAL 50
SG	SWEETGREEN INC COM CL A
SGA	SAGA COMMUNICATIONS INC CL A NEW
SGC	SUPERIOR GROUP OF CO INC COM
SGDJ	SPROTT ETF TRUST JR GOLD MINERS E
SGDM	SPROTT ETF TRUST GOLD MINERS ETF
SGHC	SUPER GROUP SGHC LIMITED ORD SHS
SGHT	SIGHT SCIENCES INC COM
SGI	SOMNIGROUP INTERNATIONAL INC COM
SGLC	RBB FD INC SGI US LARGE CAP

SGLY	SINGULARITY FUTURE TECH LTD COM SHS
SGML	SIGMA LITHIUM CORPORATION COM
SGMT	SAGIMET BIOSCIENCES INC COM SER A
SGOL	ETFS GOLD TR PHYSCL GOLD SHS
SGOV	ISHARES TR 0-3 MTH TREASURY
SGP	SPYGLASS PHARMA INC COM SHS
SGRP	SPAR GROUP INC COM
SGRT	TIDAL TRUST I SMAR EARN 30 ETF
SGRW	HARBOR ETF TRUST ACTIVE SMALL CAP
SGRY	SURGERY PARTNERS INC COM
SGU	STAR GROUP LP UNIT LTD PARTNR
SGVA	RBB FD INC FM ACCUMULATOR U
SGVT	SCHWAB STRATEGIC TR GOVT MONE MA ETF
SH	PROSHARES TR SHOR S&P 500 NEW
SHAG	WisdomTree Yield Enhanced U.S. Short-Term Aggregate Bond Fund
SHAK	SHAKE SHACK INC CL A
SHAZ	SHARONAI HOLDINGS INC COM CL A
SHBI	SHORE BANCSHARES INC COM
SHC	SOTERA HEALTH CO COM
SHDG	Soundwatch Hedged Equity ETF
SHE	SPDR SERIES TRUST ST STR MSCI GEN
SHEH	PRECIDIAN ETFS TR SHELL PLC ADRHE
SHEL	SHELL PLC SPON ADS
SHEN	SHENANDOAH TELECOMMUNICATIONS COM
SHFS	SHF HOLDINGS INC CL A NEW
SHFSW	SHF HOLDINGS INC WT EXP 092827
SHG	SHINHAN FINANCIAL GROUP CO LTD SPN ADR RESTRD
SHIM	SHIMMICK CORPORATION COM
SHIP	SEANERGY MARITIME HLDGS CORP SHS
SHLD	GLOBAL X FDS DEFENSE TECH ETF
SHLS	SHOALS TECHNOLOGIES GROUP INC CL A
SHM	SPDR SERIES TRUST ST NUVE TERM ETF
SHMD	SCHMID GROUP N.V. EURO SHS CL A
SHMDW	SCHMID GROUP N.V. WT EXP 043029

SHNY	BANK MONTREAL MEDIUM CAL LKD 43
SHO	SUNSTONE HOTEL INVS INC NEW COM
SHOC	EA SERIES TRUST STRIVE US SEMICO
SHOE	SHOE STA GROUP INC COM
SHO-H	SUNSTONE HOTEL INVS INC NEW 6.125 CUM PFD H
SHO-I	SUNSTONE HOTEL INVS INC NEW 5.70% CUM PFD I
SHOO	MADDEN STEVEN LTD COM
SHOP	SHOPIFY INC CL A SUB VTG SHS
SHOTU	RMG ML SPORTS HOLDINGS UNIT EXP 060531
SHPH	SHUTTLE PHARMACTCLS HLDGS INC COMMON STOCK
SHPP	PACER FDS TR INDLS & LOGISTIC
SHPU	DIREXION SHARES ETF TRUST DAILY SHOP BULL
SHRD	FIS TR ARIMATHEA CATHOL
SHRT	TIDAL TRUST I GOTHAM SHORT STR
SHRY	FIRST TR EXCHANGE TRADED FD VI FIRST TR BLOOMBE
SHUS	EXCHANGE LISTED FDS TR STRATIFIED LARGE
SHV	ISHARES TR TRUST ISHARE 0-1
SHW	SHERWIN WILLIAMS CO COM
SHY	ISHARES TR 1 3 YR TREAS BD
SHYD	VanEck Short High Yield Muni ETF
SHYG	ISHARES TR 0-5YR HI YL CP
SHYL	DBX ETF TR XTRACKERS SHRT
SHYM	iShares Short Duration High Yield Muni Active ETF
SI	SHOULDER INNOVATIONS INC COMMON STOCK
SIBN	SI BONE INC COM
SID	COMPANHIA SIDERURGICA NACIONAL SPONSORED ADR
SIDU	SIDUS SPACE INC CL A COM NEW
SIEB	SIEBERT FINL CORP COM
SIF	SIFCO INDS INC COM
SIFI	HARBOR ETF TRUST ARES SYSTEMATIC
SIFY	SIFY TECHNOLOGIES LTD SPONSORED ADR
SIG	SIGNET JEWELERS LIMITED SHS
SIGA	SIGA TECHNOLOGIES INC COM
SIGI	SELECTIVE INS GROUP INC COM

SIGIP	SELECTIVE INS GROUP INC 4.60 DP SH PFD B
SIHY	HARBOR ETF TRUST ARES SYSTEMATIC
SII	SPROTT INC COM NEW
SIJ	PROSHARES TR ULTRASHORT INDL
SIL	GLOBAL X FDS GLOBAL X SILVER
SILA	SILA REALTY TRUST INC COMMON STOCK
SILC	SILICOM LTD ORD
SILJ	AMPLIFY ETF TR JR SILV MINE ETF
SILO	SILO PHARMA INC COM
SIM	GRUPO SIMEC SAB DE C V ADR
SIMA	SIM ACQUISITION CORP. I SHS CL A
SIMAU	SIM ACQUISITION CORP. I UNITS EXP 061729
SIMAW	SIM ACQUISITION CORP. I WT EXP 060131
SIMO	SILICON MOTION TECHNOLOGY CORP SPONSORED ADR
SIMS	SPDR SERIES TRUST SP KENSHO INFRA
SINT	SINTX TECHNOLOGIES INC COM NEW
SIO	TOUCHSTONE ETF TRUST STRAT INCOM ETF
SION	SIONNA THERAPEUTICS INC COM
SIOO	TIDAL TRUST III VISTASHS TARGET
SIRI	SIRIUSXM HOLDINGS INC COMMON STOCK
SITC	SITE CTRS CORP COM
SITE	SITEONE LANDSCAPE SUPPLY INC COM
SITM	SITIME CORP COM
SIVR	ABRDN SILVER ETF TRUST PHYSCL SILVR SHS
SIXA	EXCHANGE TRADED CONCEPTS TRUST ETC 6 MEGA CAP
SIXD	AllianzIM U.S. Equity 6 Month Buffer10 Jun/Dec ETF
SIXF	AllianzIM U.S. Equity 6 Month Buffer10 Feb/Aug ETF
SIXH	EXCHANGE TRADED CONCEPTS TRUST ETC 6 HEDGED EQU
SIXJ	AllianzIM U.S. Equity 6 Month Buffer10 Jan/Jul ETF
SIXL	EXCHANGE TRADED CONCEPTS TRUST ETC 6 LOW BETA
SIXO	AllianzIM U.S. Equity 6 Month Buffer10 Apr/Oct ETF
SIXP	AllianzIM U.S. Equity 6 Month Buffer10 Mar/Sep ETF
SIXS	EXCHANGE TRADED CONCEPTS TRUST ETC 6 SMALL CAP
SIXZ	AllianzIM U.S. Equity 6 Month Buffer10 May/Nov ETF

SIZE	ISHARES TR MSCI USA SZE FT
SJ	SCIENJOY HOLDING CORP CLASS A ORD
SJB	PROSHARES TR SHRT HGH YIELD
SJCP	MANAGER DIRECTED PORTFOLIOS SANJ ALPH BD ETF
SJLD	MANAGER DIRECTED PORTFOLIOS SANJAC ALPHA LOW
SJM	SMUCKER J M CO COM NEW
SJNK	SPDR SERIES TRUST ST TERM HIGH ETF
SJT	SAN JUAN BASIN RTY TR UNIT BEN INT
SKBL	SKYLINE BLDRS GROUP HLDG LTD SHS CL A
SKE	SKEENA RES LTD NEW COM
SKF	PROSHARES TR ULTRASHORT FINA
SKIL	SKILLSOFT CORP CL A
SKIN	SKINHEALTH SYSTEMS INC COM CL A
SKK	SKK HOLDINGS LIMITED CL A ORD SHS NEW
SKLZ	SKILLZ INC COM CL A
SKM	SK TELECOM CO LTD SPONSORED ADR
SKOR	FLEXSHARES TR CR SCD US BD
SKRE	ETF OPPORTUNITIES TRUST TUTT CAP BKS ETF
SKT	TANGER INC COM
SKWD	SKYWARD SPECIALTY INS GROUP IN COM
SKY	CHAMPION HOMES INC COM
SKYA	SKYAI INC COM
SKYAW	SKYAI INC WT EXP 041327
SKYE	SKYE BIOSCIENCE INC COM NEW
SKYH	SKY HARBOUR GROUP CORPORATION COM CL A
SKYH+	SKY HARBOUR GROUP CORPORATION WT EXP 012527
SKYQ	SKY QUARRY INC COM NEW
SKYT	SKYWATER TECHNOLOGY INC COM
SKYU	PROSHARES TR ULTR NASDAQCMPTG
SKYW	SKYWEST INC COM
SKYX	SKYX PLATFORMS CORP COM
SKYY	FIRST TR EXCHANGE-TRADED FD II CLOUD COMPUTING
SLAB	SILICON LABORATORIES INC COM
SLAI	SOLAI LIMITED SPON ADR

SLB	SLB LIMITED COM STK
SLBT	SL SCIENCE HLDG LTD ORD SHS
SLDB	SOLID BIOSCIENCES INC COM NEW
SLDE	SLIDE INS HLDGS INC COM
SLDP	SOLID POWER INC CLASS A COM
SLDPW	SOLID POWER INC WT EXP 120826
SLDR	GLOBAL X FDS SHOR TER TRE ETF
SLE	SUPER LEAGUE ENTERPRISE INC COM NEW
SLF	SUN LIFE FINANCIAL INC. COM
SLG	SL GREEN RLTY CORP COM
SLGB	SMART LOGISTICS GLOBAL LIMITED ORD SHS
SLG-I	SL GREEN RLTY CORP PFD SER I
SLGL	SOL-GEL TECHNOLOGIES LTD SHS NEW
SLGN	SILGAN HLDGS INC COM
SLI	STANDARD LITHIUM CORP COM
SLJY	AMPLIFY ETF TR SILJ JR SILV ETF
SLM	SLM CORP COM
SLMBP	SLM CORP PFD SER B
SLMT	BRERA HOLDINGS PLC CL B 2026
SLN	SILENCE THERAPEUTICS PLC ADS
SLND	SOUTHLAND HLDGS INC COM
SLND+	SOUTHLAND HLDGS INC WT EXP 021428
SLNG	STABILIS SOLUTIONS INC COM
SLNH	SOLUNA HOLDINGS INC COM NEW
SLNHP	SOLUNA HOLDINGS INC 9% CUM PFD A
SLNZ	TCW ETF TRUST SENIOR LOAN ETF
SLON	PROSHARES TR ULTRA SOLANA ETF
SLP	SIMULATIONS PLUS INC COM
SLQD	ISHARES TR 0-5YR INVT GR CP
SLQT	SELECTQUOTE INC COM
SLRC	SLR INVESTMENT CORP COM
SLS	SELLAS LIFE SCIENCES GROUP INC COM NEW
SLSN	SOLESENCE INC COM
SLSR	SOLARIS RES INC COM NEW

SLTY	TIDAL TRUST II YIELDMAX ULTRA
SLV	ISHARES SILVER TR ISHARES
SLVM	SYLVAMO CORP COMMON STOCK
SLVO	UBS AG ETRA SILV SHS CO
SLVP	iShares MSCI Global Silver and Metals Miners ETF
SLVR	SPROTT FDS TR SILVER MINERS
SLVX	TIDAL TRUST II NICHOLAS SILVER
SLWS	SPEND LIFE WISELY FUNDS INVTS SLW SHRTDUR INST
SLX	VANECK ETF TRUST STEEL ETF
SLXN	SILEXION THERAPEUTICS CORP ORD SHS NEW
SLXNW	SILEXION THERAPEUTICS CORP WT EXP 081529
SLYG	SPDR SERIES TRUST ST STR SP600GRWO
SLYV	SPDR SERIES TRUST ST STR SP600SM C
SM	SM ENERGY COMPANY COM
SMA	SMARTSTOP SELF STORAG REIT INC COMMON STOCK
SMAX	iShares Large Cap Max Buffer Sep ETF
SMAY	FT Vest U.S. Small Cap Moderate Buffer ETF - May
SMB	VanEck Short Muni ETF
SMBC	SOUTHERN MO BANCORP INC COM
SMBK	SMARTFINANCIAL INC COM NEW
SMBS	SCHWAB STRATEGIC TR MORTGAGE BACKED
SMC	SUMMIT MIDSTREAM CORPORATION COM
SMCF	THEMES ETF TR US SM CAP CASH
SMCI	SUPER MICRO COMPUTER INC COM NEW
SMCL	GRANITESHARES ETF TR 2X LO SMCI DA ET
SMCO	TIDAL TRUST II HILT SMAL MI ETF
SMCP	TIDAL TRUST I SMAR MID CAP ETF
SMCX	TIDAL TRUST II DEFI DA SMCI ETF
SMCY	TIDAL TRUST II YIELDMAX SMCI
SMCZ	TIDAL TRUST II DEFIANCE DAILY
SMDD	PROSHARES TR ULTPRO SHT
SMDV	ProShares Russell 2000 Dividend Growers ETF
SMDX	TIDAL TRUST III INTECH S&P SMALL
SMFG	SUMITOMO MITSUI FIN GRP INC SPONSORED ADR

SMG	SCOTTS MIRACLE-GRO CO CL A
SMH	VANECK ETF TRUST SEMICONDUCTR ETF
SMHB	UBS AG LONDON BRANCH ETRACS MNTHLY B
SMHI	SEACOR MARINE HLDGS INC COM
SMHX	VANECK ETF TRUST FABLE SEMIC ETF
SMID	SMITH MIDLAND CORP COM
SMIG	ETF SER SOLUTIONS BAHL GAYNOR SML
SMIN	iShares MSCI India Small-Cap ETF
SMIZ	ZACKS TRUST SMALL/MID CAP
SMJF	SMJ INTL HOLDINGS INC ORD CL A
SMLF	ISHARES TR US SML CAP EQT
SMLL	HARBOR ETF TRUST ACTIVE SMALL CAP
SMLV	SPDR SERIES TRUST ST STR R2K LOWV
SMMD	iShares Russell 2500 ETF
SMMT	SUMMIT THERAPEUTICS INC COM
SMMU	PIMCO ETF TR SHTRM MUN BD ACT
SMMV	iShares MSCI USA Small-Cap Min Vol Factor ETF
SMN	PROSHARES TR ULTRASHORT MTRLS
SMOG	VANECK ETF TRUST LOW CARBN ENERGY
SMOM	SYMMETRY PANORAMIC TR SECTOR MOMENTUM
SMOT	VanEck Morningstar SMID Moat ETF
SMOX	HORIZON FDS SMAL MID CAP ETF
SMP	STANDARD MTR PRODS INC COM
SMPL	SIMPLY GOOD FOODS CO COM
SMR	NUSCALE PWR CORP CL A COM
SMRF	ALPS ETF TR NAUTILUS SMR NUC
SMRI	EA SERIES TRUST BUSHIDO CAP U S
SMRT	SMARTRENT INC COM CL A
SMSI	SMITH MICRO SOFTWARE INC COM NEW
SMST	TIDAL TRUST II DEFI DA TA 2025
SMTC	SEMTECH CORP COM
SMTH	ALPS ETF TR SMITH CORE PLUS
SMTI	SANARA MEDTECH INC COM
SMTK	SMARTKEM INC COM NEW

SMU	Tradr 2X Long SMR Daily ETF
SMUP	T-REX 2X Long SMR Daily Target ETF
SMWB	SIMILARWEB LTD SHS
SMX	SMX SEC MATTERS PLC ORD SHS
SMXT	SOLARMAX TECHNOLOGY INC COM SHS
SMXWW	SMX SEC MATTERS PLC WT EXP 030728
SMYY	GRANITESHARES ETF TR YIELDBOOST SMCI
SMZ	Tradr 2X Short SMR Daily ETF
SN	SHARKNINJA INC COM SHS
SNA	SNAP ON INC COM
SNAG	THEMES ETF TR LEVERAGE SHS 2X
SNAL	SNAIL INC CLASS A COM
SNAP	SNAP INC CL A
SNAV	Mohr Sector Nav ETF
SNBR	SLEEP NUMBER CORP COM
SND	SMART SAND INC COM
SNDA	SONIDA SENIOR LIVING INC COM
SNDG	Leverage Shares 2X Long SNDK Daily ETF
SNDK	SANDISK CORP COM
SNDL	SNDL INC COM
SNDQ	Tradr 2X Short SNDK Daily ETF
SNDR	SCHNEIDER NATIONAL INC CL B
SNDU	T-REX 2X Long SNDK Daily Target ETF
SNDX	SYNDAX PHARMACEUTICALS INC COM
SNES	SENESTECH INC COM NEW
SNEX	STONEX GROUP INC COM
SNFCA	SECURITY NATL FINL CORP CL A NEW
SNGX	SOLIGENIX INC COM NEW
SNK	GraniteShares 2x Short SpaceX Daily ETF
SNN	SMITH & NEPHEW PLC SPDN ADR NEW
SNOA	SONOMA PHARMACEUTICALS INC COM
SNOU	T-REX 2X Long SNOW Daily Target ETF
SNOV	FT Vest U.S. Small Cap Moderate Buffer ETF - November
SNOW	SNOWFLAKE INC COM SHS

SNOY	TIDAL TRUST II YIELD SNOW ETF
SNPD	Xtrackers S&P Dividend Aristocrats Screened ETF
SNPE	DBX ETF TR XTRACKRS S&P 500
SNPG	Xtrackers S&P 500 Growth Scored & Screened ETF
SNPS	SYNOPSYS INC COM
SNSE	SENSEI BIOTHERAPEUTICS INC COM NEW
SNSR	GLOBAL X FDS INTERNET OF THNG
SNT	SENSTAR TECHNOLOGIES CORP COM
SNTG	SENTAGE HOLDINGS INC SHS NEW CL A
SNTH	TIDAL TRUST III MRP SYNTHEQUITY
SNTI	SENTI BIOSCIENCES HOLDINGS INC COM NEW
SNWV	SANUWAVE HEALTH INC COM
SNX	TD SYNNEX CORPORATION COM
SNXX	Tradr 2X Long SNDK Daily ETF
SNY	SANOFI SA SPONSORED ADR
SNYR	SYNERGY CHC CORP COM NEW
SO	SOUTHERN CO COM
SOAR	VOLATO GROUP INC COM CL A
SOBO	SOUTH BOW CORP COM
SOBR	SOBR SAFE INC COM
SOC	SABLE OFFSHORE CORP COM SHS
SOCA	SOLARIUS CAPITAL ACQU CORP SHS CL A
SOCAU	SOLARIUS CAPITAL ACQU CORP UNIT EXP 071030
SOCAW	SOLARIUS CAPITAL ACQU CORP WT EXP 071030
SOCL	GLOBAL X FDS SOCIAL MED ETF
SOEZ	FRANKLIN SOLANA TR EXCHANGE TRD FD
SOFA	DIREXION SHARES ETF TRUST DAILY SOFI BULL
SOFI	SOFI TECHNOLOGIES INC COM
SOFR	AMPLIFY ETF TR SAMSUNG SOFR ETF
SOFX	TIDAL TRUST II DEFIANCE DAILY
SOGP	SOUND GROUP INC SPONSORED ADS
SOHU	SOHU COM LTD SPONSORED ADS
SOJC	SOUTHERN CO JR 2017B NT 77
SOJD	SOUTHERN CO NT 4.95% 80

SOJE	SOUTHERN CO 4.20% NT S20C 60
SOJF	SOUTHERN CO CAL 85
SOLC	CANARY MARINADE SOLANA ETF SHS OF BEN
SOLM	Amplify Solana 3% Monthly Option Income ETF
SOLR	GUINNESS ATKINSON FDS SUSTA ENERG ETF
SOLS	SOLSTICE ADVANCED MATLS INC COM SHS
SOLT	VOLATILITY SHS TR 2X SOLANA ETF
SOLV	SOLVENTUM CORP COM SHS
SOLZ	VOLATILITY SHS TR SOLANA ETF
SOMN	SOUTHERN CO UNIT 12/15/28
SON	SONOCO PRODS CO COM
SONM	DNA X INC COM
SONO	SONOS INC COM
SONY	SONY GROUP CORP SPONSORED ADR
SOPH	SOPHIA GENETICS SA ORDINARY SHARES
SOR	SOURCE CAPITAL COM SHS OF BEN I
SORA	ASIASTRATEGY ORD SHS
SORN	SOREN ACQUISITION CORP USD CL A ORD SHS
SORNU	SOREN ACQUISITION CORP UNIT EXP 121930
SORNW	SOREN ACQUISITION CORP WT EXP 121930
SOS	SOS LIMITED ORD SHS CL A
SOTK	SONO TEK CORP COM
SOUL	SOULPOWER ACQUISITION CORP USD CL A ORD SHS
SOUL^	SOULPOWER ACQUISITION CORP RT EXP
SOUL=	SOULPOWER ACQUISITION CORP UNIT EXP
SOUN	SOUNDHOUND AI INC CLASS A COM
SOUNW	SOUNDHOUND AI INC WT EXP 042627
SOUX	TIDAL TRUST II DEFI DA SOUN ETF
SOVF	ELEVATION SERIES TRUST SOVE CAP FLOU FD
SOWG	SOW GOOD INC COM
SOXL	DIREXION SHARES ETF TRUST DAI SEM BUL ETF
SOXQ	INVESCO EXCHANGE-TRADED FD TR INVESCO PHLX SM
SOXS	DIREXION SHARES ETF TRUST DAI SEM 3X ETF
SOXX	ISHARES TR ISHARES SEMICDTR

SOXY	TIDAL TRUST II YIELDMAX TARGET
SOYB	TEUCRIUM COMMODITY TR SOYBEAN FD
SPAB	SPDR SERIES TRUST ST STR AGGRE ETF
SPAI	SAFE PRO GROUP INC COM
SPAL	GraniteShares 2x Long SpaceX Daily ETF
SPAM	THEMES ETF TR CYBERSECURITY
SPAQ	LISTED FDS TR HORZN KNTCS SPAC
SPAX	ETF OPPORTUNITIES TRUST T-REX 2X LONG SP
SPB	SPECTRUM BRANDS HOLDINGS INC COM
SPBC	SIMPLIFY EXCHANGE TRADED FUNDS SIMPLIFY US EQT
SPBO	SPDR SERIES TRUST ST STR CORPO ETF
SPBU	AllianzIM Buffer15 Uncapped Allocation ETF
SPBW	AllianzIM Buffer20 Allocation ETF
SPBX	AllianzIM 6 Month Buffer10 Allocation ETF
SPCB	SUPERCOM LTD NEW ORD SHS
SPCE	VIRGIN GALACTIC HOLDINGS INC COM NEW
SPCF	PROSHARES TR ULTRA SPACEX
SPCG	Tradr 2X Short SpaceX Daily ETF
SPCH	Leverage Shares 2X Long SPCX Daily ETF
SPCI	Tuttle Capital Space Industry Income Blast ETF
SPCK	COLLABORATIVE INVESTMNT SER TR SPA NEW ISS ETF
SPCL	Defiance Daily 2X Space ETF
SPCM	Tradr 2X Long SpaceX Daily ETF
SPCQ	Defiance Daily Target 2X Short SpaceX ETF
SPCT	TWO RDS SHARED TR LIBE ON SPEC ETF
SPCU	Defiance Daily Target 2X Long SpaceX ETF
SPCX	SPACE EXPLORATION TECHN CORP CLASS A COM STK
SPCZ	Elevation Series Trust
SPD	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS DWNSD
SPDF	Defender Risk Adaptive 500 ETF
SPDG	SPDR SERIES TRUST STATE STREET SPD
SPDN	DIREXION SHARES ETF TRUST DAILY 500 1X ETF
SPDV	ETF SER SOLUTIONS AAM S&P 500
SPDW	SPDR INDEX SHS FDS STATE STREET SPD

SPE	SPECIAL OPPORTUNITIES FD INC COM
SPE-C	SPECIAL OPPORTUNITIES FD INC 2.75% CNV PFD C
SPEG	SILVER PEGASUS ACQUISITION COR SHS CL A
SPEGR	SILVER PEGASUS ACQUISITION COR RT EXP 062630
SPEGU	SILVER PEGASUS ACQUISITION COR UNIT EXP 062630
SPEM	SPDR INDEX SHS FDS ST PORT MARK ETF
SPEU	SPDR INDEX SHS FDS STATE STREET SPD
SPFF	GLOBAL X FDS GLBX SUPRINC ETF
SPFI	SOUTH PLAINS FINANCIAL INC COM
SPG	SIMON PPTY GROUP INC NEW COM
SPGI	S&P GLOBAL INC COM
SPG-J	SIMON PPTY GROUP INC NEW PFD J 8.375%
SPGM	SPDR INDEX SHS FDS ST STR MSCI GLB
SPGP	INVESCO EXCHANGE TRADED FD TR S&P 500 GARP ETF
SPH	SUBURBAN PROPANE PARTNERS L P UNIT LTD PARTN
SPHB	INVESCO EXCHANGE-TRADED FD TR S&P 500 HB ETF
SPHD	INVESCO EXCHANGE-TRADED FD TR S&P500 HDL VOL
SPHL	SPRINGVIEW HLDGS LTD ORD SHS CL A NEW
SPHQ	INVESCO EXCHANGE TRADED FD TR S&P500 QUALITY
SPHR	SPHERE ENTERTAINMENT CO CL A
SPHY	SPDR SERIES TRUST ST PORT HIGH ETF
SPIB	SPDR SERIES TRUST ST INTER BD ETF
SPIN	State Street US Equity Premium Income ETF
SPIP	SPDR SERIES TRUST ST STR TIPS ETF
SPIR	SPIRE GLOBAL INC COM CL A NEW
SPIT	RBB FD INC F/M EMERALD SPL
SPKL	SPARK I ACQUISITION CORP ORD SHS
SPKLU	SPARK I ACQUISITION CORP UNIT
SPKLW	SPARK I ACQUISITION CORP WT EXP 100130
SPLB	SPDR SERIES TRUST ST LONG BD ETF
SPLS	PIMCO US Stocks PLUS Active Bond Exchange-Traded Fund
SPLV	INVESCO EXCHANGE-TRADED FD TR S&P500 LOW VOL
SPMA	SOUND POINT MERIDIAN CAP INC CAL NT 29
SPMB	SPDR SERIES TRUST ST STR BACKE ETF

SPMC	SOUND POINT MERIDIAN CAP INC COMMON STOCK
SPMD	SPDR SERIES TRUST ST STR P400MID
SPME	SOUND POINT MERIDIAN CAP INC CAL 30
SPMO	INVESCO EXCHANGE-TRADED FD TR S&P 500 MOMNTM
SPNT	SIRIUSPOINT LTD COM
SPOG	THEMES ETF TR LEVERAGE SHS 2X
SPOK	SPOK HLDGS INC COM
SPOT	SPOTIFY TECHNOLOGY S A SHS
SPPL	SIMPPLE LTD SHS NEW
SPPP	SPROTT ASSET MANAGEMENT LP PHYSICAL PLATINU
SPRB	SPRUCE BIOSCIENCES INC COM NEW
SPRC	SCISPARC LTD COM NEW
SPRE	TIDAL TRUST I SP FUNDS S&P GBL
SPRO	SPERO THERAPEUTICS INC COM
SPRU	SPRUCE POWER HOLDING CORP COM NEW
SPRX	LISTED FDS TR SPEAR ALPHA ETF
SPRY	ARS PHARMACEUTICALS INC COM
SPSB	SPDR SERIES TRUST ST SHOR CORP ETF
SPSC	SPS COMM INC COM
SPSK	TIDAL TRUST I SP DWJNS SUKUK
SPSM	SPDR SERIES TRUST ST STR SP600 SML
SPT	SPROUT SOCIAL INC COM CL A
SPTB	SPDR SERIES TRUST ST POR TREAS ETF
SPTE	SP FUNDS TRUST S&P GLO TEC ETF
SPTI	SPDR SERIES TRUST ST INTER ETF
SPTL	SPDR SERIES TRUST ST LON TREAS ETF
SPTM	SPDR SERIES TRUST ST STR PR SP1500
SPTS	SPDR SERIES TRUST ST SHO TREAS ETF
SPTU	SPDR SERIES TRUST ST STR POR T ETF
SPTX	SEAPORT THERAPEUTICS INC COMMON STOCK
SPUC	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS UPSID
SPUS	TIDAL TRUST I SP FDS S&P 500
SPUT	INNOVATOR ETFS TRUST EQUIT DAILY ETF
SPUU	DIREXION SHARES ETF TRUST DAILY S&P 500 BU

SPVM	INVESCO EXCHANGE TRADED FD TR S&P 500 VLU MOMN
SPWH	SPORTSMANS WHSE HLDGS INC COM
SPWO	SP FUNDS TRUST S&P WORLD EX US
SPWR	SUNPOWER INC COM
SPWRW	SUNPOWER INC WT EXP 073128
SPXC	SPX TECHNOLOGIES INC COM
SPXD	DBX ETF TR XTRACKERS S&P
SPXE	PROSHARES TR SP500 EX ENRGY
SPXL	DIREXION SHARES ETF TRUST DA 500 BU 3X ETF
SPXN	PROSHARES TR SP500 EX FINLS
SPXS	DIREXION SHARES ETF TRUST DA 500 BE 3X ETF
SPXT	PROSHARES TR SP500 EX TECH
SPXU	PROSHARES TR ULTR SHO S&P 500
SPXV	PROSHARES TR SP500 EX HLTH
SPXX	NUVEEN S&P 500 DYNAMIC OVERWRI COM
SPY	STATE STR SPDR S&P 500 ETF TR TR UNIT
SPYA	Twin Oak Endure ETF
SPYC	SIMPLIFY EXCHANGE TRADED FUNDS US EQT PLS CNVEX
SPYD	SPDR SERIES TRUST ST STR SP500DIV
SPYG	SPDR SERIES TRUST ST STR P500GRW
SPYH	NEOS S&P 500 Hedged Equity Income ETF
SPYI	NEOS S&P 500 High Income ETF
SPYM	SPDR SERIES TRUST ST STR P500ETF
SPYQ	INVESTMENT MANAGERS SER TR II TRAD 2X LONG SPY
SPYT	TIDAL TRUST II DEF 500 INC ETF
SPYU	BANK MONTREAL MEDIUM NT LKD 43
SPYV	SPDR SERIES TRUST ST STR P500VAL
SPYX	SPDR SERIES TRUST ST STR SP500FF
SQFT	PRESIDIO PPTY TR INC COM CL A NEW
SQFTP	PRESIDIO PPTY TR INC 9.375 RED PFD D
SQFTW	PRESIDIO PPTY TR INC WT EXP 012427
SQLT	iShares MSCI USA Small-Cap Quality Factor ETF
SQLV	LEGG MASON ETF INVT ROYCE QUANT SML
SQM	SOCIEDAD QUIMICA Y MINERA DE SPON ADR SER B

SQMX	FT Vest U.S. Equity Quarterly Max Buffer ETF
SQNS	SEQUANS COMMUNICATIONS S A SPONSORED ADS
SQQQ	PROSHARES TR ULTRAPRO SHORT
SQS	EA SERIES TRUST SAPIENT QUALITY
SR	SPIRE INC COM
SRAD	SPORTRADAR GROUP AG CLASS A ORD SHS
SRBK	SR BANCORP INC COM
SRCE	1ST SOURCE CORP COM
SRE	SEMPRA COM
SREA	SEMPRA FXD NT 79
SRET	GLOBAL X FDS SUPERDVDND REIT
SRFM	SURF AIR MOBILITY INC COM NEW
SRG	SERITAGE GROWTH PPTYS CL A
SRG-A	SERITAGE GROWTH PPTYS 7% CUM PFD SR A
SRHQ	ELEVATION SERIES TRUST SRH US QLTY GARP
SRHR	ELEVATION SERIES TRUST SRH RE CO CA ETF
SRI	STONERIDGE INC COM
SRJN	SPIRE INC NT 86
SRL	SCULLY ROYALTY LTD COM SHS
SRLN	SSGA ACTIVE ETF TR ST STR BL LN ETF
SROI	CALAMOS ETF TR ANTETOKOUNMPO GL
SRPT	SAREPTA THERAPEUTICS INC COM
SRRK	SCHOLAR ROCK HLDG CORP COM
SRS	PROSHARES TR ULTRASHORT REAL
SRTA	STRATA CRITICAL MEDICAL INC CL A COM
SRTS	SENSUS HEALTHCARE INC COM
SRTY	PROSHARES TR ULTRAPRO SHRT RU
SRV	NXG CUSHING MIDSTREAM ENERGY COM NEW
SRVR	PACER FDS TR DATA AND INFRAST
SRXH	SRX HEALTH SOLUTIONS INC. COM NEW
SRZN	SURROZEN INC COM NEW
SRZNW	SURROZEN INC WT EXP 080131
SSAC	SPACSPHERE ACQUISITION CORP CL A SHS
SSACR	SPACSPHERE ACQUISITION CORP RT EXP 020631

SSACU	SPACSPHERE ACQUISITION CORP UNIT EXP 020631
SSACW	SPACSPHERE ACQUISITION CORP WT EXP 020631
SSB	SOUTHSTATE BK CORP COM
SSBI	SUMMIT ST BK SANTA ROSA CALIF COM
SSCP	TIDAL TRUST I SMART SMALL CAP
SSD	SIMPSON MFG INC COM
SSEA	STARRY SEA ACQUISITION CORP SHS
SSEAR	STARRY SEA ACQUISITION CORP RT EXP 070730
SSEAU	STARRY SEA ACQUISITION CORP UNIT EXP 070730
SSFI	STRATEGY SHS DAY HAGAN SMART
SSG	PROSHARES TR ULTRA SEMIC NEW
SSII	SS INNOVATIONS INTERNATIONAL I COM NEW
SSK	REX-Osprey SOL + Staking ETF
SSL	SASOL LTD SPONSORED ADR
SSM	SONO GROUP N V SHS NEW
SSMG	VIRTUS ETF TR II SILVANT SMALL/MI
SSMR	SUNSHINE SILVER MNG & REFNG CO COMMON STOCK
SSNC	SS&C TECH HLDGS COM
SSO	PROSHARES TR PSHS ULT S&P 500
SSP	SCRIPPS E W CO OHIO CL A NEW
SSPC	Leverage Shares 2X Short SPCX Daily ETF
SSPY	EXCHANGE LISTED FDS TR STRATIFIED LARGE
SSRM	SSR MINING IN COM
SSS	CYBER HORNET TR S&P 500 AND SOLA
SSSS	SURO CAPITAL CORP COM NEW
SSSSL	SURO CAPITAL CORP CAL NT 26
SST	SYSTEM1 INC CL A COM
SSTI	SOUNDTHINKING INC COM
SSTK	SHUTTERSTOCK INC COM
SSUS	STRATEGY SHS DAY HAGAN SMART
SSXU	STRATEGY SHS DAY HAGAN SMART
SSYS	STRATASYS LTD SHS
ST	SENSATA TECHNOLOGIES HLDG PLC SHS
STAA	STAAR SURGICAL CO COM PAR $0.01

STAG	STAG INDUSTRIAL INC COM
STAK	STAK INC SHS CL A
STAX	NOMURA ETF TR TAX FREE USA SRT
STBA	S & T BANCORP INC COM
STBF	Performance Trust Short Term Bond ETF
STBQ	AMPLIFY ETF TR STABLECOIN TECH
STC	STEWART INFORMATION SVCS CORP COM
STCE	SCHWAB STRATEGIC TR CRYPTO THEMATIC
STE	STERIS PLC SHS USD
STEL	STELLAR BANCORP INC COM
STEM	STEM INC COM NEW
STEN	iShares Large Cap 10% Target Buffer Sep ETF
STEP	STEPSTONE GROUP INC COM CL A
STEW	SRH TOTAL RETURN FUND INC COM
STEX	STREAMEX CORP COM
STFS	STAR FASHION CULTURE HLDGS LTD CL A ORD SHS NEW
STG	SUNLANDS TECHNOLOGY GROUP SPONSRD ADS NEW
STGW	STAGWELL INC COM CL A
STHH	PRECIDIAN ETFS TR STMIC NV ADRHE
STHO	STAR HLDGS SHS BEN INT
STI	SOLIDION TECHNOLOGY INC COM NEW
STIM	NEURONETICS INC COM
STIP	ISHARES TR 0-5 YR TIPS ETF
STK	COLUMBIA SELIGM PREM TECH GRW COM
STKE	SOL STRATEGIES INC COM
STKH	STEAKHOLDER FOODS LTD SPONSORED ADS
STKS	THE ONE GROUP HOSPITALITY INC COM
STLA	STELLANTIS N.V SHS
STLD	STEEL DYNAMICS INC COM
STLR	Stellar ETF
STLU	2x Stellar ETF
STM	STMICROELECTRONICS N V NY REGISTRY
STN	STANTEC INC COM
STNC	HENNESSY FDS TR SUSTAINABLE ETF

STNE	STONECO LTD COM CL A
STNG	SCORPIO TANKERS INC SHS
STOK	STOKE THERAPEUTICS INC COM
STOT	State Street DoubleLine Short Duration Total Return Tactical ETF
STOX	Horizon Core Equity ETF
STPZ	PIMCO ETF TR 1-5 US TIP IDX
STRA	STRATEGIC ED INC COM
STRC	STRATEGY INC VAR RT SER A PFD
STRD	STRATEGY INC SER A PFD STK
STRF	STRATEGY INC SER A PFD STK
STRK	STRATEGY INC SERIES A PERP PF
STRL	STERLING INFRASTRUCTURE INC COM
STRN	TIDAL TRUST I SMAR TREN 25 ETF
STRO	SUTRO BIOPHARMA INC COM SHS
STRR	STAR EQUITY HOLDINGS INC COM NEW
STRRP	STAR EQUITY HOLDINGS INC PERP PFD SER A
STRS	STRATUS PPTYS INC COM NEW
STRT	STRATTEC SEC CORP COM
STRW	STRAWBERRY FIELDS REIT INC COM
STRZ	STARZ ENTERTAINMENT CORP. COM
STSM	TIDAL TRUST II DEFIANCE DAILY T
STT	STATE STR CORP COM
STT-G	STATE STR CORP DEP SHS PFD G
STTK	SHATTUCK LABS INC COM
STUB	STUBHUB HLDGS INC CL A
STVN	STEVANATO GROUP S P A ORD SHS
STWD	STARWOOD PPTY TR INC COM
STX	SEAGATE TECHNOLOGY HLDNGS PLC ORD SHS
STXD	EA SERIES TRUST STRIVE 1000 DIV
STXE	EA SERIES TRUST STRIVE EMERGING
STXF	EA SERIES TRUST STRIVE 500 ETF
STXG	EA SERIES TRUST STRIVE 1000 GRWT
STXK	EA SERIES TRUST STRIVE SML CAP
STXL	Defiance Daily Target 2x Long STX ETF

STXS	STEREOTAXIS INC COM NEW
STXT	EA SERIES TRUST STRI TOTA BD ETF
STXU	Leverage Shares 2X Long STX Daily ETF
STXV	EA SERIES TRUST STRIVE 1000 VALU
STXX	Tradr 2X Long STX Daily ETF
STYL	Corgi Lifestyle Brands ETF
STZ	CONSTELLATION BRANDS INC CL A
SU	SUNCOR ENERGY INC NEW COM
SUB	ISHARES TR SHRT NAT MUN ETF
SUGP	SU GROUP HLDGS LTD SHS NEW CL A
SUI	SUN CMNTYS INC COM
SUIG	SUI GROUP HOLDINGS LIMITED COM NEW
SUIL	2x Sui ETF
SUIS	CANARY STAKED SUI ETF SHS OF BNFCIL IN
SUJA	SUJA LIFE INC COM SHS CL A
SUMA	SUMA ACQUISITION CORP USD CL A ORD SHS
SUMAR	SUMA ACQUISITION CORP RT EXP 030531
SUMAU	SUMA ACQUISITION CORP UNIT EXP 030531
SUN	SUNOCO LP/SUNOCO FIN CORP COM UT REP LP
SUNB	SUNBELT RENTALS HOLDINGS INC SHS
SUNC	SUNOCOCORP LLC COM SHS LLC
SUNE	SUNATION ENERGY INC COM NEW
SUNS	SUNRISE RLTY TR INC COM
SUPL	PROSHARES TR SUPPLY CHAIN LOG
SUPN	SUPERNUS PHARMACEUTICALS COM
SUPP	TCW ETF TRUST TRANSFORM SUPPLY
SUPV	GRUPO SUPERVIELLE S.A. SPONSORED ADR
SUPX	SUPERX AI TECHNOLOGY LTD USD ORD SHS NEW
SURE	ADVISORSHARES TR INSIDER ADVANTA
SURG	SURGEPAYS INC COM NEW
SURI	SIMPLIFY EXCHANGE TRADED FUNDS PROPEL OPPORTUNI
SUSA	ISHARES TR ESG OPTIMIZED
SUSB	ISHARES TR ESG AWRE 1 5 YR
SUSC	ISHARES TR ESG AWRE USD ETF

SUSL	ISHARES TR ESG MSCI LEADR
SUZ	SUZANO S A SPON ADS
SVA	SINOVAC BIOTECH LTD SHS
SVAC	SPRING VY ACQUISITION CORP III SHS CL A
SVACU	SPRING VY ACQUISITION CORP III UNIT EXP 090430
SVACW	SPRING VY ACQUISITION CORP III WT EXP 090430
SVAL	iShares US Small Cap Value Factor ETF
SVAQ	SILICON VY ACQUISITION CORP CL A
SVAQU	SILICON VY ACQUISITION CORP UNIT EXP 120830
SVAQW	SILICON VY ACQUISITION CORP WT EXP 120830
SVC	SERVICE PPTYS TR COM SH BEN INT
SVCC	STELLAR V CAP CORP SHS CL A
SVCCU	STELLAR V CAP CORP UNIT
SVCCW	STELLAR V CAP CORP WT EXP 101529
SVCO	SILVACO GROUP INC COM
SVIV	SPRING VY ACQUISITION CORP IV ORD SHS CL A
SVIVU	SPRING VY ACQUISITION CORP IV UNIT EXP 012231
SVIVW	SPRING VY ACQUISITION CORP IV WT EXP 012231
SVIX	-1x Short VIX Futures ETF
SVM	SILVERCORP METALS INC COM
SVOL	SIMPLIFY EXCHANGE TRADED FUNDS VOLATILITY PREM
SVRA	SAVARA INC COM
SVRE	SAVERONE 2014 LTD SPONSORED ADS
SVREW	SAVERONE 2014 LTD WT EXP 060227
SVRN	OCEANPAL INC COM
SVV	SAVERS VALUE VLG INC COM
SVXY	ProShares Short VIX Short-Term Futures ETF
SW	SMURFIT WESTROCK PLC SHS
SWAG	STRAN & COMPANY INC COMMON STOCK
SWAGW	STRAN & COMPANY INC WT EXP
SWAN	AMPLIFY ETF TR BLACKSWAN GRWT
SWBI	SMITH & WESSON BRANDS INC COM
SWIM	LATHAM GROUP INC COM
SWK	STANLEY BLACK & DECKER INC COM

SWKHL	SWK HLDGS CORP NT 27
SWKS	SKYWORKS SOLUTIONS INC COM
SWMR	SWARMER INC COM SHS
SWP	MANAGER DIRECTED PORTFOLIOS SWP GROWTH & INC
SWVL	SWVL HOLDINGS CORP CLASS A ORD NEW
SWVLW	SWVL HOLDINGS CORP WT EXP
SWX	SOUTHWEST GAS HLDGS INC COM
SWZ	TOTAL RETURN SECURITIES FUND COM
SXC	SUNCOKE ENERGY INC COM
SXI	STANDEX INTL CORP COM
SXQG	EXCHANGE TRADED CONCEPTS TRUST ETC 6 QUALITY G
SXT	SENSIENT TECHNOLOGIES CORP COM
SXTC	CHINA SXT PHARMACEUTICALS INC USD CL A ORD SHS
SXTP	60 DEGREES PHARMACEUTICALS INC COM SHS
SXTPW	60 DEGREES PHARMACEUTICALS INC WT EX 071228
SY	SO YOUNG INTERNATIONAL INC SPONSORED ADS
SYBT	STOCK YDS BANCORP INC COM
SYF	SYNCHRONY FINANCIAL COM
SYF-A	SYNCHRONY FINANCIAL 5.625 DPSH PF A
SYF-B	SYNCHRONY FINANCIAL 8.250% DEP PFD B
SYFI	AB ACTIVE ETFS INC SHOR DU YIEL ETF
SYK	STRYKER CORPORATION COM
SYLD	Cambria Shareholder Yield ETF
SYM	SYMBOTIC INC CLASS A COM
SYNA	SYNAPTICS INC COM
SYNX	SILYNXCOM LTD COM SHS
SYPR	SYPRIS SOLUTIONS INC COM
SYRE	SPYRE THERAPEUTICS INC COM NEW
SYSB	iShares Systematic Bond ETF
SYY	SYSCO CORP COM
SYZ	LAZARD ACTIVE ETF TR US SY SM CA ETF
SZK	PROSHARES TR ULTRASHORT CONSM
SZZL	SIZZLE ACQUISITION CORP. II USD CL A ORD SHS
SZZLR	SIZZLE ACQUISITION CORP. II RT EXP 040230

SZZLU	SIZZLE ACQUISITION CORP. II UNIT
T	AT&T INC COM
T-A	AT&T INC 5% DEP RP PFD A
TABD	2023 ETF SERIES TRUST TRANSAMERICA BD
TAC	TRANSALTA CORP COM
TACH	TITAN ACQUISITION CORP CL A
TACHU	TITAN ACQUISITION CORP UNIT EXP 040930
TACHW	TITAN ACQUISITION CORP WT EXP 051631
TACK	CAPITOL SER TR FAIR TA SECT ETF
TACN	T ROWE PRICE EXCHANGE-TRADED ACTIVE CORE ACT
TACO	BERTO ACQUISITION CORP ORD SHS
TACOU	BERTO ACQUISITION CORP UNIT
TACOW	BERTO ACQUISITION CORP WT EXP 050130
TACT	TRANSACT TECHNOLOGIES INC COM
TACU	T ROWE PRICE EXCHANGE-TRADED ACTIVE CORE US
TAFI	AB ACTIVE ETFS INC TAX AWARE SHRT
TAFL	AB ACTIVE ETFS INC TAX AWA LONG ETF
TAFM	AB ACTIVE ETFS INC TAX AW INTER ETF
TAGG	T ROWE PRICE EXCHANGE-TRADED QM US BOND ETF
TAGS	TEUCRIUM COMMODITY TR AGRICULTURE FD
TAIL	Cambria Tail Risk ETF
TAJX	Corgi India 2x Daily ETF
TAK	TAKEDA PHARMACEUTICAL CO LTD SPONSORED ADS
TAL	TAL ED GROUP SPONSORED ADS
TALK	TALKSPACE INC COM
TALKW	TALKSPACE INC WT EXP 062126
TALO	TALOS ENERGY INC COM
TALV	2023 ETF SERIES TRUST TRAN LARG VA ETF
TAN	INVESCO EXCHANGE-TRADED FD TR SOLAR ETF
TANH	TANTECH HLDGS LTD ORD SHS CL A
TAOP	TAOPING INC ORD SHS NEW
TAOX	TAO SYNERGIES INC COM
TAOZ	THORNBURG INVT TR AMERN OPPORTUNIT
TAP	MOLSON COORS BEVERAGE CO CL B

TAP.A	MOLSON COORS BEVERAGE CO CL A
TAPR	Innovator Equity Defined Protection ETF - 2 Yr to April 2027
TARA	PROTARA THERAPEUTICS INC COM STK
TARK	INVESTMENT MANAGERS SER TR II TRAD 2X INNO ETF
TARS	TARSUS PHARMACEUTICALS INC COM
TASK	TASKUS INC CLASS A COM
TATT	TAT TECHNOLOGIES LTD ORD NEW
TAVI	TAVIA ACQUISITION CORP SHS
TAVIR	TAVIA ACQUISITION CORP RT EXP 112629
TAVIU	TAVIA ACQUISITION CORP UNIT
TAX	EA SERIES TRUST CAMBRIA TAX AWAR
TAXE	T ROWE PRICE EXCHANGE-TRADED INTER MU IN ETF
TAXF	AMERICAN CENTY ETF TR DIVERSIFIED MU
TAXI	NORTHERN FDS INTER TAX EX ETF
TAXM	BONDBLOXX ETF TRUST IR M TAX AWARE
TAXS	NORTHERN FDS SHORT-TERM TAX
TAXT	NORTHERN FDS TAX-EXEMPT BD
TAXX	BONDBLOXX ETF TRUST IR M TAXAWARE
TAYD	TAYLOR DEVICES INC COM
TBB	AT&T INC 5.35% GLB NTS 66
TBBB	BBB FOODS INC CL A COM
TBBK	BANCORP INC DEL COM
TBCH	TURTLE BEACH CORP COM NEW
TBF	PROSHARES TR SHRT 20+YR TRE
TBFC	ETF SER SOLUTIONS BRIN FD CONS ETF
TBFG	ETF SER SOLUTIONS BRIN FD GROW ETF
TBG	EA SERIES TRUST TBG DIVID FO ETF
TBH	BRAG HSE HLDGS INC COM
TBI	TRUEBLUE INC COM
TBIL	RBB FD INC F/M US TREASURY
TBJL	Innovator 20+ Year Treasury Bond 9 Buffer ETF - July
TBLA	TABOOLA.COM LTD ORD SHS
TBLAW	TABOOLA.COM LTD WT EXP
TBLD	THORNBURG INCM BUILDER OPP TR COM

TBLL	INVESCO EXCHANGE-TRADED FD TR SHORT TERM ETF
TBLU	TORTOISE CAPITAL SERIES TRUST GLOBAL WATER ETF
TBN	TAMBORAN RES CORP COM
TBPH	THERAVANCE BIOPHARMA INC COM
TBRG	TRUBRIDGE INC COM
TBT	PROSHARES TR PSHS ULTSH 20YRS
TBUX	T ROWE PRICE EXCHANGE-TRADED ULTRA SHRT TRM
TBX	PROSHARES TR SHT 7-10 YR TR
TBXU	DIREXION SHARES ETF TRUST DAILY BIOTECH TO
TC	TOKEN CAT LTD SPONSORED ADS
T-C	AT&T INC 4.7 DP SHS PFD C
TCAF	T ROWE PRICE EXCHANGE-TRADED CAP APPRECIATION
TCAI	TORTOISE CAPITAL SERIES TRUST AI INFRA ETF
TCAL	T ROWE PRICE EXCHANGE-TRADED CAP APP PREM ETF
TCAN	LISTED FDS TR 21SHARES CAN
TCBI	TEXAS CAP BANCSHARES INC COM
TCBIO	TEXAS CAP BANCSHARES INC 5.75% DEP PFD B
TCBK	TRICO BANCSHARES COM
TCBS	TEXAS COMMUNITY BANCSHARES INC COM
TCBX	THIRD COAST BANCSHARES INC COM
TCHI	ISHARES TR MSCI CHINA MLTSE
TCHP	T ROWE PRICE EXCHANGE-TRADED PRICE BLUE CHIP
TCI	TRANSCONTINENTAL RLTY INVS COM NEW
TCMD	TACTILE SYS TECHNOLOGY INC COM
TCOM	TRIP COM GROUP LTD ADS
TCPA	TRANSCANADA PIPELINES LTD CAL NT 85
TCPB	THRIVENT ETF TRUST CORE PLUS BD ETF
TCPC	BLACKROCK TCP CAPITAL CORP COM
TCRT	ALAUNOS THERAPEUTICS INC COM NEW
TCRX	TSCAN THERAPEUTICS INC COM
TCV	EA SERIES TRUST TOWLE VALUE ETF
TCX	TUCOWS INC COM NEW
TD	TORONTO DOMINION BK ONT COM NEW
TDAC	TRANSLATIONAL DEV ACQUISITION COM CL A

TDACU	TRANSLATIONAL DEV ACQUISITION UNIT
TDACW	TRANSLATIONAL DEV ACQUISITION WT EXP 121829
TDAQ	TappAlpha Innovation 100 Growth & Daily Income ETF
TDAX	TDAQ Lift ETF
TDAY	USA TODAY CO INC COM
TDC	TERADATA CORP DEL COM
TDEC	FT Vest Emerging Markets Buffer ETF - December
TDF	TEMPLETON DRAGON FD INC COM
TDG	TRANSDIGM GROUP INC COM
TDI	TOUCHSTONE ETF TRUST DYNAMIC INTL ETF
TDIC	DREAMLAND LTD CL A ORD SHS
TDIV	FIRST TR EXCHANGE TRADED FD VI NASD TECH DIV
TDOC	TELADOC HEALTH INC COM
TDOG	21SHARES DOGECOIN ETF SH BEN INT
TDOT	21SHARES POLKADOT ETF BEN INT SH
TDS	TELEPHONE & DATA SYS INC COM NEW
TDSB	EXCHANGE LISTED FDS TR ETC CABANA TARGT
TDSC	EXCHANGE LISTED FDS TR ETC CABANA TARGT
TDS-U	TELEPHONE & DATA SYS INC 6.625% DP PFD UU
TDS-V	TELEPHONE & DATA SYS INC 6% DEP PFD SR VV
TDTF	FLEXSHARES TR IBOXX 5YR TRGT
TDTH	TRIDENT DIGITAL TECH HOLDINGS SPON ADS
TDTT	FLEXSHARES TR IBOXX 3R TARGT
TDUP	THREDUP INC CL A
TDV	ProShares S&P Global Technology Dividend Aristocrats ETF
TDVG	T ROWE PRICE EXCHANGE-TRADED PRICE DIV GRWT
TDVI	FT Vest Technology Dividend Target Income ETF
TDW	TIDEWATER INC NEW COM
TDWD	TAILWIND 2.0 ACQUISITION CORP ORD SHS CL A
TDWDR	TAILWIND 2.0 ACQUISITION CORP RT EXP 110730
TDWDU	TAILWIND 2.0 ACQUISITION CORP UNIT EXP 110730
TDY	TELEDYNE TECHNOLOGIES INC COM
TE	T1 ENERGY INC COM NEW
TE+	T1 ENERGY INC WT EXP 070926

TEAD	TEADS HLDG CO COM
TEAM	ATLASSIAN CORPORATION CL A
TEC	HARBOR ETF TRUST TRANSFORMATIVE
TECB	ISHARES TR US TECH BRKTHR
TECH	BIO-TECHNE CORP COM
TECK	TECK RESOURCES LTD CL B
TECL	DIREXION SHARES ETF TRUST DA TE BU 3X ETF
TECS	DIREXION SHARES ETF TRUST DA TE BE 3X ETF
TECX	TECTONIC THERAPEUTIC INC COM
TECY	GRANITESHARES ETF TR YIELD TECHN ETF
TEI	TEMPLETON EMERGING MKTS INCOME COM
TEK	BLACKROCK ETF TRUST ISHA TECH OP ETF
TEKX	SSGA ACTIVE TR ST STR TECH ETF
TEKY	LAZARD ACTIVE ETF TR NEXT GEN TECHNOL
TEL	TE CONNECTIVITY PLC ORD SHS
TELA	TELA BIO INC COM
TELO	TELOMIR PHARMACEUTICALS INC COM
TEM	TEMPUS AI INC CL A
TEMD	FRANKLIN TEMPLETON ETF TR EMERGING MKTS DB
TEMR	T ROWE PRICE EXCHANGE-TRADED EMER MARK EQ ETF
TEMT	Tradr 2X Long TEM Daily ETF
TEMX	Touchstone Sands Capital Emerging Markets ex-China Growth ETF
TEN	TSAKOS ENERGY NAVIGATION LTD SHS
TENB	TENABLE HLDGS INC COM
TEND	iShares Large Cap 10% Target Buffer Dec ETF
TEN-E	TSAKOS ENERGY NAVIGATION LTD PERP PFD SER E
TEN-F	TSAKOS ENERGY NAVIGATION LTD CUM PFD SER F
TENJ	iShares Large Cap 10% Target Buffer Jun ETF
TENM	iShares Large Cap 10% Target Buffer Mar ETF
TENX	TENAX THERAPEUTICS INC COM NEW
TEO	TELECOM ARGENTINA SA SPON ADR REP B
TEQI	T ROWE PRICE EXCHANGE-TRADED PRICE EQT INCOME
TER	TERADYNE INC COM
TERG	THEMES ETF TR LEVERAGE SHS 2X

TESL	SIMPLIFY EXCHANGE TRADED FUNDS VOLT TSLA RE ETF
TEST	YieldMax TSLA Performance & Distribution Target 25 ETF
TETH	21Shares Ethereum ETF
TEUP	T-REX 2X Long TE Daily Target ETF
TEVA	TEVA PHARMACEUTICAL INDS LTD SPONSORED ADS
TEX	TEREX CORP NEW COM
TEXN	ISHARES TR TEXAS EQUITY ETF
TEXU	DIREXION SHARES ETF TRUST DAIL ENER 5 ETF
TEXX	LISTED FDS TR HORIZON KINETICS
TFC	TRUIST FINL CORP COM
TFC-I	TRUIST FINL CORP DEP PFD 1/4000 I
TFC-O	TRUIST FINL CORP 5.25 DP SH PF O
TFC-R	TRUIST FINL CORP DP SH RP PFD R
TFFI	TIDAL TRUST II CHES TR FIXE ETF
TFGZ	THORNBURG INVT TR FOCUS GROWTH FD
TFI	SPDR SERIES TRUST ST STR NUVEE ETF
TFII	TFI INTERNATIONAL INC COM
TFIN	TRIUMPH FINANCIAL INC COM
TFIN-	TRIUMPH FINANCIAL INC 7.125 DP SH PF C
TFJL	Innovator 20+ Year Treasury Bond 5 Floor ETF - July
TFLO	ISHARES TR TRS FLT RT BD
TFLR	T ROWE PRICE EXCHANGE-TRADED FLOATING RATE
TFNS	T ROWE PRICE EXCHANGE-TRADED FINANCIALS ETF
TFPM	TRIPLE FLAG PRECIOUS METAL COM
TFPN	TIDAL TRUST II BLUEPRINT CHESAP
TFSL	TFS FINL CORP COM
TFX	TELEFLEX INCORPORATED COM
TG	TREDEGAR CORP COM
TGB	TASEKO MINES LTD COM
TGE	GENERATION ESSENTIALS GROUP CLASS A ORD SHS
TGE+	GENERATION ESSENTIALS GROUP WT EXP 021529
TGEN	TECOGEN INC NEW COM NEW
TGHL	THE GROWHUB LTD COM CL A
TGL	TREASURE GLOBAL INC COM

TGLB	T ROWE PRICE EXCHANGE-TRADED GLOBA EQUIT ETF
TGLR	WEDBUSH SER TR LAFFER TENGLER N
TGLS	TECNOGLASS INC ORD SHS
TGRT	T ROWE PRICE EXCHANGE-TRADED GROWTH ETF
TGRW	T ROWE PRICE EXCHANGE-TRADED PRICE GRW STOCK
TGS	TRANSPORTADORA DE GAS DEL SUR SPONSORED ADS B
TGT	TARGET CORP COM
TGTX	TG THERAPEUTICS INC COM
TH	TARGET HOSPITALITY CORP COM
THC	TENET HEALTHCARE CORP COM NEW
THCH	TH INTERNATIONAL LIMITED SHS NEW
THD	ISHARES INC MSCI THAILND ETF
THEQ	T ROWE PRICE EXCHANGE-TRADED HEDGED EQUTY ETF
THFF	FIRST FINANCIAL CORPORATION COM
THG	HANOVER INS GROUP INC COM
THH	TRYHARD HLDGS LTD SHS
THIR	THOR FINL TECHNOLOGIES TR INDEX ROTATION
THLV	THOR FINL TECHNOLOGIES TR EQUA WEI LOW ETF
THM	INTERNATIONAL TOWER HILL MINES COM
THMR	THOR FINL TECHNOLOGIES TR ADAPT DYNAM ETF
THMZ	LAZARD ACTIVE ETF TR EQUIT MEGAT ETF
THNQ	EXCHANGE TRADED CONCEPTS TRUST ROBO GLB ARTIF
THNR	AMPLIFY ETF TR WEIGHT LOSS DRUG
THO	THOR INDS INC COM
THQ	ABRDN HEALTHCARE OPPORTUNITIES SHS
THRM	GENTHERM INC COM
THRO	BLACKROCK ETF TRUST ISHA US THEM ETF
THRV	THRIVE SERIES TRUST PROSPERA INCOME
THRY	THRYV HLDGS INC COM NEW
THTA	TIDAL TRUST I SOFI ENHANCED YL
THW	ABRDN WORLD HEALTHCARE FUND BEN INT SHS
THY	NORTHERN LIGHTS FD TR TOEWS AGLTY DNYM
THYF	T ROWE PRICE EXCHANGE-TRADED US HIGH YIELD
THYM	T ROWE PRICE EXCHANGE-TRADED HIGH INCOME MUN

THYP	21SHARES HYPERLIQUID ETF SHS BEN INT
TIC	TIC SOLUTIONS INC COM
TIER	T ROWE PRICE EXCHANGE-TRADED INTL EQT RESEARC
TIGO	MILLICOM INTL CELLULAR S A COM STK
TIGR	UP FINTECH HLDG LTD SPONSORED ADS
TII	TITAN MNG CORP COM SHS NEW
TIIV	ETF SER SOLUTIONS AAM TODD ETF
TIL	INSTIL BIO INC COM NEW
TILC	THRIVENT ETF TRUST INTL LARGE CAP
TILE	INTERFACE INC COM
TILL	LISTED FDS TR TEUCRIUM AGRI ST
TILT	FlexShares Morningstar US Market Factor Tilt Index Fund
TIMB	TIM S A SPONSORED ADR
TIME	TIDAL TRUST II CLOC US CORE ETF
TINS	FRANKLIN TEMPLETON ETF TR TEMPLETON INTERN
TINT	PROSHARES TR SMART MATLS ETF
TINY	PROSHARES TR NANOTECH ETF
TIP	ISHARES TR TIPS BD ETF
TIPA	NORTHERN FDS 2030 INF LIN ETF
TIPB	NORTHERN FDS 2035 INF LIN ETF
TIPC	NORTHERN FDS 2045 INF LIN ETF
TIPD	NORTHERN FDS 2055 INF LIN ETF
TIPT	TIPTREE INC COM
TIPX	SPDR SERIES TRUST STATE STRET SPDR
TIPZ	PIMCO ETF TR BROAD US TIPS
TISC	THRIVENT ETF TRUST INTL SMALL CAP
TISI	TEAM INC COM NEW
TITN	TITAN MACHY INC COM
TJAN	Innovator Equity Defined Protection ETF - 2 Yr to January 2027
TJGC	TJGC GROUP LTD SHS
TJUL	Innovator Equity Defined Protection ETF - 2 Yr to July 2027
TJUN	FT Vest Emerging Markets Buffer ETF - June
TJX	TJX COS INC NEW COM
TK	TEEKAY CORPORATION LTD SHS

TKC	TURKCELL ILETISIM SPON ADR NEW
TKLF	TOKYO LIFESTYLE CO LTD SPONSORED ADS
TKNO	ALPHA TEKNOVA INC COM
TKNQ	AMPLIFY ETF TR TOKENIZATION TEC
TKNS	LISTED FDS TR 21SHARES ACTIVE
TKO	TKO GROUP HOLDINGS INC CL A
TKR	TIMKEN CO COM
TLA	GRANITESHARES ETF TR AUTOCALABLE TSLA
TLCI	TOUCHSTONE ETF TRUST TOUCHSTONE INTL
TLDR	The Laddered T-Bill ETF
TLF	TANDY LEATHER FACTORY INC COM
TLG	TOUCHSTONE ETF TRUST LARG CO GROW ETF
TLH	ISHARES TR 10-20 YR TRS ETF
TLIH	TEN-LEAGUE INTL HLDGS LTD SHS NEW
TLK	TELEKOMUNIKASI IND SPONSORED ADR
TLN	TALEN ENERGY CORP COM
TLNC	TALON CAP CORP ORD SHS CL A
TLNCU	TALON CAP CORP UNIT EXP 082730
TLNCW	TALON CAP CORP WT EXP 082730
TLPH	TALPHERA INC COM NEW
TLRY	TILRAY BRANDS INC COM
TLS	TELOS CORP MD COM
TLSA	TIZIANA LIFE SCIENCES LTD COMMON SHARES
TLSI	TRISALUS LIFE SCIENCES INC COM
TLSIW	TRISALUS LIFE SCIENCES INC WT EXP 081028
TLT	ISHARES TR 20 YR TR BD ETF
TLTD	FLEXSHARES TR M STAR DEV MKT
TLTE	FLEXSHARES TR MSTAR EMKT FAC
TLTI	NEOS Enhanced Income 20+ Year Treasury Bond ETF
TLTP	Amplify TLT U.S. Treasury 12% Option Income ETF
TLTW	iShares 20+ Year Treasury Bond BuyWrite Strategy ETF
TLTX	Global X Treasury Bond Enhanced Income ETF
TLX	TELIX PHARMACEUTICAL LTD SPONSORED ADS
TLYS	TILLYS INC CL A

TM	TOYOTA MOTOR CORP ADS
TMAR	FT Vest Emerging Markets Buffer ETF - March
TMAT	Main Thematic Innovation ETF
TMB	THORNBURG ETF TR MULTI SECTOR BD
TMC	TMC THE METALS COMPANY INC COM
TMCI	TREACE MED CONCEPTS INC COM
TMCR	METALS RTY CO INC COM SHS
TMCWW	TMC THE METALS COMPANY INC WT EXP 090926
TMDE	TMD ENERGY LTD ORD SHS
TMDV	ProShares Russell US Dividend Growers ETF
TMDX	TRANSMEDICS GROUP INC COM
TME	TENCENT MUSIC ENTMT GROUP SPON ADS
TMED	T ROWE PRICE EXCHANGE-TRADED HEALTHCARE ETF
TMF	DIREXION SHARES ETF TRUST DLY 20 YR TRESUR
TMFC	Motley Fool 100 Index ETF
TMFE	Motley Fool Capital Efficiency 100 Index ETF
TMFG	Motley Fool Global Opportunities ETF
TMFM	Motley Fool Mid-Cap Growth ETF
TMFS	Motley Fool Small-Cap Growth ETF
TMFX	Motley Fool Next Index ETF
TMH	PRECIDIAN ETFS TR TOYOTA MTR CORP
TMHC	TAYLOR MORRISON HOME CORP COM
TMLP	TORTOISE CAPITAL SERIES TRUST MLP ETF
TMNL	T ROWE PRICE EXCHANGE-TRADED LONG MUN INCOME
TMNS	T ROWE PRICE EXCHANGE-TRADED SHOR MUN INC ETF
TMO	THERMO FISHER SCIENTIFIC INC COM
TMP	TOMPKINS FINL CORP COM
TMQ	TRILOGY METALS INC NEW COM
TMSF	T ROWE PRICE EXCHANGE-TRADED MULTI-SECTOR IN
TMSL	T ROWE PRICE EXCHANGE-TRADED SMALL MID CAP
TMTS	SPARTACUS ACQUISITION CORP II CL A ORD SHS
TMTSU	SPARTACUS ACQUISITION CORP II UNIT EXP 013031
TMTSW	SPARTACUS ACQUISITION CORP II WT EXP 013031
TMUS	T-MOBILE US INC COM

TMUSI	T MOBILE USA INC CAL NT 70
TMUSL	T MOBILE USA INC CAL NT 69
TMUSZ	T MOBILE USA INC CAL NT 70
TMV	DIREXION SHARES ETF TRUST DAILY 20 YR TREA
TMVE	THRIVENT ETF TRUST MID CAP VALU ETF
TMYY	GRANITESHARES ETF TR YIELDBOOST TSM
TNA	DIREXION SHARES ETF TRUST DAILY SMALL CAP
TNC	TENNANT CO COM
TNDM	TANDEM DIABETES CARE INC COM NEW
TNET	TRINET GROUP INC COM
TNGX	TANGO THERAPEUTICS INC COM
TNGY	TORTOISE CAPITAL SERIES TRUST ENERGY ETF
TNK	TEEKAY TANKERS LTD CL A
TNL	TRAVEL PLUS LEISURE CO COM
TNMG	TNL MEDIAGENE SHS
TNON	TENON MEDICAL INC COM
TNONW	TENON MEDICAL INC WT EXP 061628
TNUK	TORTOISE CAPITAL SERIES TRUST NUCLEAR RENAISSA
TNXP	TONIX PHARMACEUTICALS HLDG CO COM NEW
TNXT	T ROWE PRICE EXCHANGE-TRADED INNOV LEADE ETF
TNYA	TENAYA THERAPEUTICS INC COM
TOAK	MANAGER DIRECTED PORTFOLIOS TWIN OAK SHORT
TOAO	Twin Oak Active Opportunities III ETF
TOCT	Innovator Equity Defined Protection ETF - 2 Yr to October 2027
TOGA	MANAGED PORTFOLIO SERIES TREMB GLOBA ETF
TOI	THE ONCOLOGY INSTITUTE INC COM
TOIIW	THE ONCOLOGY INSTITUTE INC WT EXP
TOK	ISHARES TR MSCI KOKUSAI ETF
TOL	TOLL BROTHERS INC COM
TOLL	Tema Durable Quality ETF
TOLZ	PROSHARES TR DJ BRKFLD GLB
TOMZ	TOMI ENVIRONMENTAL SOLUTIONS I COM NEW
TONX	TON STRATEGY CO COM
TOON	KARTOON STUDIOS INC. COM NEW

TOP	TOP FINANCIAL GROUP LTD SHS CL A
TOPC	ISHARES TR S&P 500 3 CAPPED
TOPP	TOPPOINT HLDGS INC COM
TOPS	TOP SHIPS INC SHS NEW
TOPT	ISHARES TR TOP 20 U S ETF
TOPW	Roundhill Top WeeklyPay ETF
TORO	TORO CORP COM
TOS	Twin Oak Strategic Solutions ETF
TOST	TOAST INC CL A
TOT	ADVISOR MANAGED PORTFOLIOS LIONSHARES US
TOTL	SSGA ACTIVE ETF TR ST STR TOTAL ETF
TOTR	T ROWE PRICE EXCHANGE-TRADED TOTAL RETURN ETF
TOUR	TUNIU CORP SPONSORED ADS
TOUS	T ROWE PRICE EXCHANGE-TRADED INTL EQUITY ETF
TOV	EA SERIES TRUST JLENS 500 JEWISH
TOVX	THERIVA BIOLOGICS INC COM NEW
TOWN	TOWNEBANK PORTSMOUTH VA COM
TOXR	21Shares XRP ETF
TOYO	TOYO CO LTD ORD SH
TPAY	Roundhill S&P 500 Target 10 Managed Distribution ETF
TPB	TURNING PT BRANDS INC COM
TPC	TUTOR PERINI CORP COM
TPCS	TECHPRECISION CORP COM NEW
TPET	TRIO PETROLEUM CORP COMMON STOCK
TPFC	TIMOTHY PLAN FREE CASH FLOW
TPFG	TIMOTHY PLAN FREE CASH FLOW
TPFI	TIMOTHY PLAN FIXED INCOME ETF
TPG	TPG INC COM CL A
TPGXL	TPG OPER GROUP II LP CAL NT 64
TPHD	TIMOTHY PLAN HIG DV STK ETF
TPIF	TIMOTHY PLAN INTL ETF
TPL	TEXAS PACIFIC LAND CORPORATION COM
TPLC	TIMOTHY PLAN US LRGMD CP CORE
TPLS	THORNBURG ETF TR CORE PLUS BD ETF

TPOR	DIREXION SHARES ETF TRUST DAILY TRANSPORTA
TPR	TAPESTRY INC COM
TPRY	TIDAL TRUST III VISTASHARES TRGT
TPSC	TIMOTHY PLAN U S SM CP CORE
TPST	TEMPEST THERAPEUTICS INC COM NEW
TPTA	TERRA PPTY TR INC CAL 26
TPUT	T ROWE PRICE EXCHANGE-TRADED CAPITAL APPRECIA
TPVG	TRIPLEPOINT VENTURE GROWTH BDC COM
TPYP	TORTOISE CAPITAL SERIES TRUST NORTH AMRCN PIPE
TPZ	TORTOISE CAPITAL SERIES TRUST ELECTRIFICATION
TQQQ	PROSHARES TR ULTRAPRO QQQ
TQQY	GRANITESHARES ETF TR YIELD BOOST QQQ
TR	TOOTSIE ROLL INDS INC COM
TRAD	APEX TECH ACQUISITION INC ORD SHS
TRAD^	APEX TECH ACQUISITION INC RT EXP 021727
TRAD=	APEX TECH ACQUISITION INC UNIT
TRAK	REPOSITRAK INC COM NEW
TRAW	TRAWS PHARMA INC COM NEW
TRAX	FIRST TRACKS BIOTHERAPEUTICS ORD SHS
TRBF	ANGEL OAK FUNDS TRUST TOTAL RETURN ETF
TRC	TEJON RANCH CO COM
TRDA	ENTRADA THERAPEUTICS INC COM
TREE	LENDINGTREE INC COM
TREX	TREX INC COM
TRFK	PACER FDS TR DATA & DIGI REVO
TRFM	ETF SER SOLUTIONS AAM TRANS ETF
TRGP	TARGA RES CORP COM
TRGS	TRG LATIN AMER ACQUIS CORP CL A ORD SHS
TRGSR	TRG LATIN AMER ACQUIS CORP RT EXP 022031
TRGSU	TRG LATIN AMER ACQUIS CORP UNIT EXP 022031
TRI	THOMSON REUTERS CORP COM
TRIB	TRINITY BIOTECH INVT LTD SPONS ADR NEW
TRIN	TRINITY CAP INC COM
TRINI	TRINITY CAP INC NT 29

TRINZ	TRINITY CAP INC CAL NT 2029
TRIO	MC Trio Equity Buffered ETF
TRIP	TRIPADVISOR INC COM
TRLV	TRULIEVE CANNABIS CORP SUB VTG SHS
TRMB	TRIMBLE INC COM
TRMD	TORM PLC SHS CL A
TRMK	TRUSTMARK CORP COM
TRN	TRINITY INDS INC COM
TRND	PACER FDS TR TRENDPILOT FD
TRNO	TERRENO RLTY CORP COM
TRNR	INTERACTIVE STRENGTH INC COM NEW
TRNS	TRANSCAT INC COM
TRON	TRON INC COM
TROO	TROOPS INC SHS
TROT	INVESCO EXCHANGE-TRADED FD TR MSCI TREAS ETF
TROW	PRICE T ROWE GROUP INC COM
TROX	TRONOX HOLDINGS PLC SHS
TRP	TC ENERGY CORP COM
TRPA	Hartford AAA CLO ETF
TRS	TRIMAS CORP COM NEW
TRSG	TUNGRAY TECHNOLOGIES INC USD CL A ORD SHS
TRST	TRUSTCO BK CORP N Y COM NEW
TRSY	Xtrackers US 0-1 Year Treasury ETF
TRT	TRIO TECH INTL COM NEW
TRTN-A	TRITON INTL LTD 8.5% CUM RED A
TRTN-B	TRITON INTL LTD 8% CUM PFD SER B
TRTN-C	TRITON INTL LTD 7.375 SR C PFD
TRTN-D	TRITON INTL LTD 6.875% SR D PFD
TRTN-E	TRITON INTL LTD 5.75% CUM PFD E
TRTN-F	TRITON INTL LTD CUM RED SE F PFD
TRTN-G	TRITON INTL LTD 7.5 CUM SER G
TRTX	TPG RE FIN TR INC COM
TRTX-C	TPG RE FIN TR INC 6.25% RED PFD C
TRTY	Cambria Trinity ETF

TRU	TRANSUNION COM
TRUC	VANECK ETF TRUST COMM SVC TRU ETF
TRUD	VANECK ETF TRUST CONSUMER DISCRTN
TRUF	VANECK ETF TRUST FINANCIALS TRUSE
TRUG	TRUGOLF HLDGS INC COM CL A
TRUH	VANECK ETF TRUST HEALTHCARE TRUSE
TRUI	VANECK ETF TRUST INDLS TRUSECTOR
TRUO	VANECK ETF TRUST CONSUMER STAPLES
TRUP	TRUPANION INC COM
TRUT	VANECK ETF TRUST TECHN TRUSE ETF
TRV	TRAVELERS COMPANIES INC COM
TRVG	TRIVAGO N V SPON ADS A SHS N
TRVI	TREVI THERAPEUTICS INC COM
TRX	TRX GOLD CORPORATION COM
TS	TENARIS S A SPONSORED ADS
TSAT	TELESAT CORP CL A & CL B SHS
TSBK	TIMBERLAND BANCORP INC COM
TSCM	2023 ETF SERIES TRUST TIMESSQUARE QLTY
TSCO	TRACTOR SUPPLY CO COM
TSCV	THRIVENT ETF TRUST SMALL CAP VALUE
TSDD	GRANITESHARES ETF TR 2X SHOR TSLA NEW
TSEC	TOUCHSTONE ETF TRUST SECUR INCOM ETF
TSEL	TOUCHSTONE ETF TRUST SANDS CAP US ETF
TSEM	TOWER SEMICONDUCTOR LTD SHS NEW
TSEP	FT Vest Emerging Market Buffer ETF - September
TSES	YORKVILLE AMER INVTS TR AMERICAN ENERGY
TSHA	TAYSHA GENE THERAPIES INC COM SHS
TSI	TCW STRATEGIC INCOME FD INC COM
TSIC	YORKVILLE AMER INVTS TR AMERN ICONS ETF
TSII	REX TSLA Covered Call ETF
TSL	GRANITESHARES ETF TR 1.25X LNG TESLA
TSLA	TESLA INC COM
TSLG	THEMES ETF TR LEVERAGE SHARES
TSLI	PROSHARES TR ULTRA TSLA

TSLL	DIREXION SHARES ETF TRUST DLY TSLA BULL 2X
TSLO	Leverage Shares 2x Capped Accelerated TSLA Monthly ETF
TSLP	Kurv Yield Premium Strategy Tesla (TSLA) ETF
TSLQ	INVESTMENT MANAGERS SER TR II TRADR 2X SHORT
TSLR	GRANITESHARES ETF TR 2X LONG TSLA ETF
TSLS	DIREXION SHARES ETF TRUST DLY TSLA BEAR 1X
TSLT	T-Rex 2X Long Tesla Daily Target ETF
TSLW	Roundhill TSLA WeeklyPay ETF
TSLX	SIXTH STREET SPECIALTY LENDING COM
TSLY	TIDAL TRUST II YIELD TSLA ETF
TSLZ	T-Rex 2X Inverse Tesla Daily Target ETF
TSM	TAIWAN SEMICONDUCTOR MANUFACT SPONSORED ADS
TSME	THRIVENT ETF TRUST SMAL MID CAP ETF
TSMG	THEMES ETF TR LEVERAGE SHARES
TSMU	GRANITESHARES ETF TR 2X LO TSM DA ETF
TSMX	DIREXION SHARES ETF TRUST DLY TSM BULL 2X
TSMY	TIDAL TRUST II YIEL TSM OPT ETF
TSMZ	DIREXION SHARES ETF TRUST DLY TSM BEAR 1X
TSN	TYSON FOODS INC CL A
TSNF	YORKVILLE AMER INVTS TR AMERN NEXT FR
TSOL	21Shares Solana ETF
TSPA	T ROWE PRICE EXCHANGE-TRADED US EQUI RESH ETF
TSPX	Twin Oak Active Opportunities ETF
TSPY	ETF OPPORTUNITIES TRUST TAPPALPHA S&P
TSQ	TOWNSQUARE MEDIA INC CL A
TSRS	YORKVILLE AMER INVTS TR AMERN RED ST ETF
TSSD	YORKVILLE AMER INVTS TR AMERN SEC DE ETF
TSSI	TSS INC DEL COM
TSUI	21SHARES SUI ETF SH BEN INT
TSXD	DIREXION SHARES ETF TRUST DAI SEM BEA ETF
TSXU	DIREXION SHARES ETF TRUST DAI SEM 3 ETF
TSYW	Roundhill Treasury Bond WeeklyPay ETF
TSYX	ETF OPPORTUNITIES TRUST TSPY LIFT ETF
TSYY	GRANITESHARES ETF TR YIELDBOOST TSLA

TT	TRANE TECHNOLOGIES PLC SHS
TTAM	TITAN AMER SA COMMON SHARES
TTAN	SERVICETITAN INC SHS CL A
TTC	TORO CO COM
TTD	THE TRADE DESK INC COM CL A
TTDU	T-REX 2X Long TTD Daily Target ETF
TTE	TOTALENERGIES SE ACT
TTEC	TTEC HLDGS INC COM
TTEK	TETRA TECH INC NEW COM
TTEQ	T ROWE PRICE EXCHANGE-TRADED TECHNOLOGY ETF
TTGT	TECHTARGET INC COM NEW
TTI	TETRA TECHNOLOGIES INC DEL COM
TTMI	TTM TECHNOLOGIES INC COM
TTOP	LISTED FDS TR 21SHARES FTSE CR
TTRX	TURN THERAPEUTICS INC COM
TTT	PROSHARES TR ULSH 20YRTRE NEW
TTWO	TAKE-TWO INTERACTIVE SOFTWARE COM
TTXD	DIREXION SHARES ETF TRUST DAILY TECHNOLOGY
TTXU	DIREXION SHARES ETF TRUST DAILY TECHNOLOGY
TU	TELUS CORPORATION COM
TUA	SIMPLIFY EXCHANGE TRADED FUNDS SHORT TERM TREA
TUG	LISTED FDS TR STF TACTICAL GRW
TUGN	LISTED FDS TR STF TAC GW & INC
TULP	BLOOMIA HOLDINGS INC COM NEW
TUR	ISHARES INC MSCI TURKEY ETF
TURB	TURBO ENERGY S A SPON ADS
TURF	T ROWE PRICE EXCHANGE-TRADED NATURAL RES ETF
TUSB	THRIVENT ETF TRUST ULTRA SHRT BD
TUSI	Touchstone Ultra Short Income ETF
TUSK	MAMMOTH ENERGY SVCS INC COM
TUYA	TUYA INC SPONSERED ADS
TV	GRUPO TELEVISA S A B SPON ADR REP ORD
TVA	TEXAS VENTURES ACQUISITION III USD CL A ORD SHS
TVACU	TEXAS VENTURES ACQUISITION III UNITS

TVACW	TEXAS VENTURES ACQUISITION III WT EXP 042330
TVAI	THAYER VENTURES ACQ CORP II CL A
TVAIR	THAYER VENTURES ACQ CORP II RT EXP 051530
TVAIU	THAYER VENTURES ACQ CORP II UNIT EX 051530
TVAL	T ROWE PRICE EXCHANGE-TRADED VALUE ETF
TVC	TENNESSEE VALLEY AUTH FED BE PARRS D 2028
TVE	TENNESSEE VALLEY AUTH FED BE PARRS A 2029
TVGN	TEVOGEN BIO HLDGS INC COM NEW
TVGNW	TEVOGEN BIO HLDGS INC WT EXP 021429
TVRD	TVARDI THERAPEUTICS INC COM
TVTX	TRAVERE THERAPEUTICS INC COM
TW	TRADEWEB MKTS INC CL A
TWAV	TAOWEAVE INC COM
TWFG	TWFG INC COM CL A
TWG	TOP WEALTH GROUP HLDG LTD SHS NEW CL A
TWI	TITAN INTL INC ILL COM
TWIN	TWIN DISC INC COM
TWLO	TWILIO INC CL A
TWLV	TWELVE SEAS INVT CO III ORD SHS CL A
TWLVR	TWELVE SEAS INVT CO III RT EXP 112130
TWLVU	TWELVE SEAS INVT CO III UNIT EXP 112130
TWM	PROSHARES TR ULTR RU 2000 NEW
TWN	TAIWAN FD INC COM
TWO	TWO HARBORS INVENTMENT CORPOR COM
TWO-A	TWO HARBORS INVENTMENT CORPOR PFD SER A
TWO-B	TWO HARBORS INVENTMENT CORPOR 7.625% PFD B FXD
TWO-C	TWO HARBORS INVENTMENT CORPOR 7.25% CUM PFD C
TWOD	TWO HARBORS INVENTMENT CORPOR CAL 30
TWOX	iShares Large Cap Accelerated Outcome ETF
TWST	TWIST BIOSCIENCE CORP COM
TX	TERNIUM SA SPONSORED ADS
TXBC	LISTED FDS TR 21SHARES FTSE CR
TXG	10X GENOMICS INC CL A COM
TXMD	THERAPEUTICSMD INC COM NEW

TXN	TEXAS INSTRS INC COM
TXNM	TXNM ENERGY INC COM
TXNU	DIREXION SHARES ETF TRUST DAIL TXN BUL ETF
TXO	TXO PARTNERS LP COM UNIT
TXRH	TEXAS ROADHOUSE INC COM
TXS	TEXAS CAPITAL FUNDS TRUST TEXAS CAP TEX EQ
TXT	TEXTRON INC COM
TXUE	THORNBURG ETF TR INTL EQUITY ETF
TXUG	THORNBURG ETF TR INTL GROWTH ETF
TXXD	LISTED FDS TR 21 SHS DOGEC ETF
TXXH	LISTED FDS TR 21 SHS 2X LONG
TXXI	BONDBLOXX ETF TRUST IR M TAX AWARE
TXXS	LISTED FDS TR 21 SHS SUI ETF
TY	TRI CONTL CORP COM
TY-	TRI CONTL CORP PFD
TYA	Simplify Intermediate Term Treasury Futures Strategy ETF
TYD	DIREXION SHARES ETF TRUST DAILY 710 YEAR T
TYG	TORTOISE ENERGY INFRSTRCTR CP COM
TYG^	TORTOISE ENERGY INFRSTRCTR CP RT EXP 061726
TYGO	TIGO ENERGY INC COM
TYL	TYLER TECHNOLOGIES INC COM
TYLD	Cambria Tactical Yield ETF
TYLG	GLOBAL X FDS INFORMATION TEC
TYO	DIREXION SHARES ETF TRUST DAILY 710 YEAR T
TYRA	TYRA BIOSCIENCES INC COM
TYYY	EXCHANGE LISTED FDS TR XETF TSLA DA ETF
TZA	DIREXION SHARES ETF TRUST DAILY SMALL CAP
TZOO	TRAVELZOO COM NEW
U	UNITY SOFTWARE INC COM
UA	UNDER ARMOUR INC CL C
UAA	UNDER ARMOUR INC CL A
UAC	UNITED ACQUISITION CORP I ORD SHS CL A
UAC+	UNITED ACQUISITION CORP I WT EXP
UAC=	UNITED ACQUISITION CORP I UNIT

UAE	ISHARES TR MSCI UAE ETF
UAL	UNITED AIRLS HLDGS INC COM
UAMY	UNITED STATES ANTIMONY CORP COM
UAN	CVR PARTNERS LP/CVR NITROGEN COM
UAPR	Innovator U.S. Equity Ultra Buffer ETF - April
UAUG	Innovator U.S. Equity Ultra Buffer ETF - August
UAVS	AGEAGLE AERIAL SYS INC NEW COM SHS
UBCP	UNITED BANCORP INC OHIO COM
UBER	UBER TECHNOLOGIES INC COM
UBEW	Roundhill UBER WeeklyPay ETF
UBND	VICTORY PORTFOLIOS II CORE PLUS BD ETF
UBOT	DIREXION SHARES ETF TRUST DAILY ROBOTICS A
UBR	PROSHARES TR ULTRA MSCI BRAZI
UBRL	GRANITESHARES ETF TR 2X LONG UBER
UBS	UBS GROUP AG SHS
UBSI	UNITED BANKSHARES INC WEST VA COM
UBT	PROSHARES TR ULTRA 20YR TRE
UBXG	U-BX TECHNOLOGY LTD ORD SHS CL A
UCAR	U POWER LTD ORD SHS CL A
UCB	UNITED CMNTY BKS BLAIRSVLE GA COM
UCC	PROSHARES TR ULTRA CONS DISCR
UCFI	CN HEALTHY FOOD TECH GROUP COR COM
UCFIW	CN HEALTHY FOOD TECH GROUP COR WT EXP 093030
UCIB	UBS AG LONDON BRANCH ETRA BL CO MAT 5
UCL	UCLOUDLINK GROUP INC SPONSORED ADS
UCO	PROSHARES TR II ULTA BLMBG 2017
UCON	FIRST TR EXCHNG TRADED FD VIII SMIT UNCO BD ETF
UCOP	PROSHARES TR ULTRA COPPER K-1
UCRD	VICTORY PORTFOLIOS II CORPORATE BD ETF
UCTT	ULTRA CLEAN HLDGS INC COM
UCYB	PROSHARES TR ULTRA CYBRSCURTY
UDEC	Innovator U.S. Equity Ultra Buffer ETF - December
UDI	USCF ETF TR DIVIDEND INC FD
UDIV	FRANKLIN TEMPLETON ETF TR US CORE DIV TILT

UDN	INVESCO DB US DLR INDEX TR BEARISH FD
UDOW	PROSHARES TR ULTRPRO DOW30
UDR	UDR INC COM
UE	URBAN EDGE PPTYS COM
UEC	URANIUM ENERGY CORP COM
UECG	THEMES ETF TR LEVERAGE SHS 2X
UEIC	UNIVERSAL ELECTRS INC COM
UEVM	VICTORY PORTFOLIOS II VICTORYSHS EMERG
UFCS	UNITED FIRE GROUP INC COM
UFEB	Innovator U.S. Equity Ultra Buffer ETF - February
UFG	UNI-FUELS HLDGS LTD SHS CL A
UFI	UNIFI INC COM NEW
UFIV	RBB FD INC US TREAS 5 YR NT
UFO	PROCURE ETF TRUST II SPACE ETF
UFOD	Tuttle Capital UFO Disclosure ETF
UFOX	ETF SER SOLUTIONS DEFI CONN TE ETF
UFPI	UFP INDUSTRIES INC COM
UFPT	UFP TECHNOLOGIES INC COM
UG	UNITED GUARDIAN INC COM
UGA	UNITED STS GASOLINE FD LP UNITS
UGE	PROSHARES TR ULTRA CONSU STAP
UGI	UGI CORP NEW COM
UGL	PROSHARES TR II ULTRA GOLD
UGLD	DIREXION SHARES ETF TRUST DAILY GOLD BULL
UGP	ULTRAPAR PARTICIPACOES SA SP ADR REP COM
UGRO	URBAN-GRO INC COM NEW
UHAL	U HAUL HOLDING COMPANY COM
UHAL.B	U HAUL HOLDING COMPANY COM SER N
UHS	UNIVERSAL HLTH SVCS INC CL B
UHT	UNIVERSAL HEALTH RLTY INCOME SH BEN INT
UI	UBIQUITI INC COM
UIS	UNISYS CORP COM NEW
UITB	VICTORY PORTFOLIOS II CORE BD ETF
UIVM	VICTORY PORTFOLIOS II VCTRYSHS INTL MO

UJAN	Innovator U.S. Equity Ultra Buffer ETF - January
UJB	PROSHARES TR ULTRA HIGH YLD
UJUL	Innovator U.S. Equity Ultra Buffer ETF - July
UJUN	Innovator U.S. Equity Ultra Buffer ETF - June
UK	UCOMMUNE INTERNATIONAL LTD CL A ORD SHS
UL	UNILEVER PLC SPON ADR NEW
ULBI	ULTRALIFE CORP COM
ULCC	FRONTIER GROUP HLDGS INC COM
ULE	PROSHARES TR II PSH ULTRA EURO
ULH	UNIVERSAL LOGISTICS HLDGS INC COM
ULS	UL SOLUTIONS INC CLASS A COM SHS
ULST	SSGA ACTIVE ETF TR ST STR UL BD ETF
ULTA	ULTA BEAUTY INC COM
ULTI	REX ETF TR INCO OPT STR ETF
ULTY	TIDAL TRUST II YIELD ULTRA ETF
ULVM	VICTORY PORTFOLIOS II VCTRYSHS US VAL
UMAC	UNUSUAL MACHS INC COM SHS
UMAR	Innovator U.S. Equity Ultra Buffer ETF - March
UMAY	Innovator U.S. Equity Ultra Buffer ETF - May
UMBF	UMB FINL CORP COM
UMBFO	UMB FINL CORP 7.750 DEP SR B
UMC	UNITED MICROELECTRONICS CORP SPON ADR NEW
UMDD	PROSHARES TR ULTRA MDCAP400
UMH	UMH PPTYS INC COM
UMH-D	UMH PPTYS INC 6.375% CUM PFD D
UMI	USCF ETF TR MIDS ENE INC ETF
UMMA	LISTED FDS TR WAHED DOW JONES
UNB	UNION BANKSHARES INC COM
UNCY	UNICYCIVE THERAPEUTICS INC COM NEW
UNF	UNIFIRST CORP MASS COM
UNFI	UNITED NAT FOODS INC COM
UNG	UNITED STS NAT GAS FD LP UNIT PAR
UNH	UNITEDHEALTH GROUP INC COM
UNHG	THEMES ETF TR LEVERAGE SHS 2X

UNHU	DIREXION SHARES ETF TRUST DAILY UNH BULL 2
UNHW	Roundhill UNH WeeklyPay ETF
UNIT	UNITI GROUP LLC COM SHS
UNIY	WISDOMTREE TR VOYA YLD ENHNCD
UNL	UNITED STS 12 MONTH NAT GAS FD UNIT BEN INT
UNM	UNUM GROUP COM
UNMA	UNUM GROUP 6.250% JR NT58
UNOV	Innovator U.S. Equity Ultra Buffer ETF - November
UNP	UNION PAC CORP COM
UNTY	UNITY BANCORP INC COM
UNX	Tradr 2X Long U Daily ETF
UOCT	Innovator U.S. Equity Ultra Buffer ETF - October
UONE	URBAN ONE INC CL A SHS
UONEK	URBAN ONE INC COM SHS CL D NON
UP	WHEELS UP EXPERIENCE INC COM CL A
UPAL	PROSHARES TR ULTRA PALLADIUM
UPAR	TIDAL TRUST I UPAR ULTRA RISK
UPB	UPSTREAM BIO INC COM
UPBD	UPBOUND GROUP INC COM
UPC	UNIVERSE PHARMACEUTICALS INC CL A ORD SHS
UPGD	INVESCO EXCHANGE TRADED FD TR BLOO AN RATI ETF
UPGR	DBX ETF TR XTRACKERS US
UPLD	UPLAND SOFTWARE INC COM
UPLT	PROSHARES TR ULTR PLAT K ETF
UPRO	PROSHARES TR ULTRPRO S&P500
UPS	UNITED PARCEL SVCS INC CL B
UPSD	Aptus Large Cap Upside ETF
UPSG	THEMES ETF TR LEVERAGE SHS 2X
UPST	UPSTART HLDGS INC COM
UPSX	Tradr 2X Long UPST Daily ETF
UPV	PROSHARES TR ULT FTSE EUROPE
UPW	PROSHARES TR PSHS ULTRA UTIL
UPWK	UPWORK INC COM
UPXI	UPEXI INC COM NEW

URA	GLOBAL X FDS GLOBAL X URANIUM
URAA	DIREXION SHARES ETF TRUST DAILY URANI ETF
URAN	Themes Uranium & Nuclear ETF
URBN	URBAN OUTFITTERS INC COM
URE	PROSHARES TR ULT R/EST NEW
URG	UR-ENERGY INC COM
URGN	UROGEN PHARMA LTD COM
URI	UNITED RENTALS INC COM
URNJ	SPROTT FDS TR JUNIOR URANIUM
URNM	SPROTT FDS TR URANI MINER ETF
UROY	URANIUM RTY CORP COM
URSP	PROSHARES TR ULTRA S&P 500 EQ
URTH	ISHARES INC MSCI WORLD ETF
URTY	PROSHARES TR ULTR RUSSL2000
USA	LIBERTY ALL STAR EQUITY FD SH BEN INT
USAC	USA COMPRESSION PARTNERS LP COM UNIT LTDPAR
USAF	2023 ETF SERIES TRUST ATLAS AMER FD
USAI	PACER FDS TR AMERICAN ENERGY
USAR	USA RARE EARTH INC COM
USAS	AMERICAS GOLD AND SILVER CORP COM NEW
USAU	U S GOLD CORP COM NEW
USAX	Tradr 2X Long USAR Daily ETF
USB	US BANCORP COM NEW
USB-A	US BANCORP DEP PFD SER A
USBC	USBC INC. COM NEW
USB-H	US BANCORP PFD B 1/1000DP
USB-P	US BANCORP DEP PERP PFD K
USB-Q	US BANCORP DEP PER PFD SR L
USB-R	US BANCORP 4% DEP PFD SER M
USB-S	US BANCORP 4.50% DEP PFD O
USCA	DBX ETF TR XTRACKERS MSCI
USCB	USCB FINANCIAL HOLDINGS INC CLASS A COM
USCI	UNITED STS COMMODITY INDEX FD COMM IDX FND
USCL	ISHARES TR CLIMATE CONSCI

USD	PROSHARES TR PSHS ULT SEMICDT
USDU	WISDOMTREE TR BLMBG US BULL
USDX	RBB FD INC SGI ENHA CORE ET
USE	USCF ETF TR ENER COM RETU FD
USEA	UNITED MARITIME CORPORATION COM
USEP	Innovator U.S. Equity Ultra Buffer ETF - September
USEW	Cambria US EW ETF
USFD	US FOODS HLDG CORP COM
USFE	FIRST EAGLE ETF TR US EQUITY ETF
USFI	FRANKLIN TEMPLETON ETF TR BRAN U S FIX ETF
USFR	WISDOMTREE TR FLOATNG RAT TREA
USG	USCF ETF TR GOLD STRATEGY
USGG	THEMES ETF TR LEVERAGE SHS 2X
USGO	US GOLDMINING INC COM
USHY	iShares Broad USD High Yield Corporate Bond ETF
USIG	ISHARES TR USD INV GRDE ETF
USIN	WISDOMTREE TR 7 10 YR LADDERED
USIO	USIO INC COM
USL	UNITED STS 12 MONTH OIL FD LP UNIT BEN INT
USLM	UNITED STS LIME & MINERALS INC COM
USLN	iShares Broad USD Floating Rate Loan ETF
USLV	DIREXION SHARES ETF TRUST DAILY SILVER BUL
USMC	PRINCIPAL EXCHANGE TRADED FDS US MEGA CP ETF
USMD	TIDAL TRUST II COREVALUES AMER
USMF	WisdomTree U.S. Multifactor Fund
USML	UBS AG LONDON BRANCH CAL LKD 51
USMV	iShares MSCI USA Min Vol Factor ETF
USNA	USANA HEALTH SCIENCES INC COM
USNG	AMPLIFY ETF TR SAMSUNG US NAT G
USNZ	DBX ETF TR XTRA NET ZER ETF
USO	UNITED STS OIL FD LP UNITS
USOI	UBS AG ETRA CRU OIL SHS
USOY	TIDAL TRUST II DEFI OIL ENH ETF
USPH	U S PHYSICAL THERAPY COM

USPX	FRANKLIN TEMPLETON ETF TR US EQUITY INDEX
USRD	THEMES ETF TR US R&D CHAMPIONS
USRT	ISHARES TR CRE U S REIT ETF
USSE	SEGALL BRYANT & HAMILL TR SEGALL BRYANT
USSG	DBX ETF TR XTRACKERS MSCI
USSH	WISDOMTREE TR 1 3 YR LADDERED
UST	PROSHARES TR ULTR 7-10 TREA
USTB	VICTORY PORTFOLIOS II SHORT TRM BD ETF
USVM	VICTORY PORTFOLIOS II USAA MSCI USA SM
USVN	RBB FD INC US TREAS 7 YR NT
USX	Corgi Total U.S. Market 2x Daily ETF
USXF	ISHARES TR ESG MSCI USA ETF
UTEN	RBB FD INC US TREASR 10 YR
UTES	ETFIS SER TR I VIRTUS REAVES UT
UTF	COHEN & STEERS INFRASTRUCTURE COM
UTG	REAVES UTIL INCOME FD COM SH BEN INT
UTHR	UNITED THERAPEUTICS CORP DEL COM
UTHY	RBB FD INC US TREAS 30YR BD
UTI	UNIVERSAL TECHNICAL INST INC COM
UTL	UNITIL CORP COM
UTMD	UTAH MED PRODS INC COM
UTRE	RBB FD INC US TREAS 3 YR NT
UTSI	UTSTARCOM HOLDINGS CORP ORDINARY SHARES
UTSL	DIREXION SHARES ETF TRUST DAILY UTILITIES
UTWO	RBB FD INC US TREASY 2 YR
UTWY	RBB FD INC US TREAS 20YR BD
UTZ	UTZ BRANDS INC COM CL A
UUP	INVESCO DB US DLR INDEX TR BULLISH FD
UUPP	Principal CLO ETF
UUU	UNIVERSAL SAFETY PRODS INC COM NEW
UUUG	THEMES ETF TR LEVERAGE SHS 2X
UUUU	ENERGY FUELS INC COM NEW
UVE	UNIVERSAL INS HLDGS INC COM
UVIX	2x Long VIX Futures ETF

UVSP	UNIVEST FINANCIAL CORPORATION COM
UVV	UNIVERSAL CORP VA MTNS BK ENT COM
UVXY	ProShares Ultra VIX Short-Term Futures ETF
UWM	PROSHARES TR PSHS ULTRUSS2000
UWMC	UWM HOLDINGS CORPORATION COM CL A
UX	Roundhill Uranium ETF
UXAP	FT Vest U.S. Equity Uncapped Accelerator ETF - April
UXI	PROSHARES TR PSHS ULTRA INDL
UXIN	UXIN LTD SPONSORED ADS
UXJA	FT Vest U.S. Equity Uncapped Accelerator ETF - January
UXJL	FT Vest U.S. Equity Uncapped Accelerator ETF - July
UXOC	FT Vest U.S. Equity Uncapped Accelerator ETF - October
UXRP	PROSHARES TR ULTRA XRP ETF
UYG	PROSHARES TR ULTRA FNCLS NEW
UYLD	ANGEL OAK FUNDS TRUST OAK ULTRASHORT
UYM	PROSHARES TR ULTRA MATERIALS
UYSC	UY SCUTI ACQUISITION CORP. ORD SHS
UYSCR	UY SCUTI ACQUISITION CORP. RT EXP 030330
UYSCU	UY SCUTI ACQUISITION CORP. UNITS
UZD	ARRAY DIGITAL INFRASTRUCTURE I 6.25% SR NT 69
UZE	ARRAY DIGITAL INFRASTRUCTURE I 5.500% SNR NT 70
UZF	ARRAY DIGITAL INFRASTRUCTURE I NT 70
UZX	LINKAGE GLOBAL INC CL A NEW
V	VISA INC COM CL A
VABK	VIRGINIA NATL BK CHRLOTSVLE VA COM
VABS	VIRTUS ETF TR II NEWFLEET ABS MBS
VAC	MARRIOTT VACATIONS WORLDWIDE C COM
VACI	VIKING ACQUISITION CORP I ORD CL A
VACI+	VIKING ACQUISITION CORP I WT EXP 110330
VACI=	VIKING ACQUISITION CORP I UNIT
VAIE	VEGASHARES ETF TRUS US EQ AU IN ETF
VAL	VALARIS LTD CL A
VAL+	VALARIS LTD WT EXP 042928
VALE	VALE S A SPONSORED ADS

VALG	THEMES ETF TR LEVERAGE SHS 2X
VALN	VALNEVA SE SPONSORED ADS
VALQ	AMERICAN CENTY ETF TR US QUALITY VAL
VALU	VALUE LINE INC COM
VAMO	Cambria Value and Momentum ETF
VANI	VIVANI MEDICAL INC COMMON STOCK
VATE	INNOVATE CORP COM NEW
VAVX	VANECK AVALANCHE ETF COM SHS BENF INT
VAW	VANGUARD WORLD FD MATERIALS ETF
VB	VANGUARD INDEX FDS SMALL CP ETF
VBCA	VANGUARD WELLESLEY INCOME FD TARGET MATURITY
VBCB	VANGUARD WELLESLEY INCOME FD TARGET MATURITY
VBCC	VANGUARD WELLESLEY INCOME FD TARGET MATURITY
VBCD	VANGUARD WELLESLEY INCOME FD TRGT MTRTY 2030
VBCE	VANGUARD WELLESLEY INCOME FD TARGET MATURITY
VBCF	VANGUARD WELLESLEY INCOME FD TARGET MATURITY
VBCG	VANGUARD WELLESLEY INCOME FD TARGET MATURITY
VBCH	VANGUARD WELLESLEY INCOME FD TRGT MTRTY 2034
VBCI	VANGUARD WELLESLEY INCOME FD TARGET MATURITY
VBCJ	VANGUARD WELLESLEY INCOME FD TARGET MATURITY
VBF	INVESCO BD FD COM
VBIL	VANGUARD INSTL INDEX FD 0 3 MO TR BI ETF
VBIO	VALION BIO INC COM
VBK	VANGUARD INDEX FDS SML CP GRW ETF
VBNB	VANECK BNB ETF COM BEN INT
VBND	ETF SER SOLUTIONS VIDENT US BOND
VBNK	VERSABANK NEW COM
VBR	VANGUARD INDEX FDS SM CP VAL ETF
VBX	Corgi U.S. Small-Cap 2x Daily ETF
VC	VISTEON CORP COM NEW
VCEB	Vanguard ESG U.S. Corporate Bond ETF
VCEL	VERICEL CORP COM
VCHY	Vanguard U.S. High-Yield Corporate Bond Index ETF
VCIG	VCI GLOBAL LTD ORD NEW

VCIT	VANGUARD SCOTTSDALE FDS INT-TERM CORP
VCLN	VIRTUS ETF TR II DUFF & PHELPS CL
VCLT	VANGUARD SCOTTSDALE FDS LG-TERM COR BD
VCOB	TIDAL TR IV VOYA CORE BOND
VCR	VANGUARD WORLD FD CONSUM DIS ETF
VCRB	VANGUARD MALVERN FDS CORE BD ETF
VCRM	Vanguard Core Tax-Exempt Bond ETF
VCSH	VANGUARD SCOTTSDALE FDS SHRT TRM CORP BD
VCTR	VICTORY CAP HLDGS INC DEL COM CL A
VCV	INVESCO CALIF VALUE MUN INCOME COM
VCX	FUNDRISE INNOVATION FD LLC COM SHS
VCYT	VERACYTE INC COM
VDC	VANGUARD WORLD FD CONSUM STP ETF
VDE	VANGUARD WORLD FD ENERGY ETF
VDG	Vanguard Developed Markets ex-US Growth Index ETF
VDI	VIRTUS ETF TR II INTL DIVD ETF
VDIG	Vanguard Wellington Dividend Growth Active ETF
VDV	Vanguard Developed Markets ex-US Value Index ETF
VEA	VANGUARD TAX-MANAGED FDS VAN FTSE DEV MKT
VECA	VERNAL CAP ACQUISITION CORP ORD SHS
VECA^	VERNAL CAP ACQUISITION CORP RT EXP 103127
VECA=	VERNAL CAP ACQUISITION CORP UNIT
VECO	VEECO INSTRS INC DEL COM
VEEA	VEEA INC COM
VEEAW	VEEA INC WT EXP 091329
VEEE	TWIN VEE POWERCATS CO COM
VEEV	VEEVA SYS INC CL A COM
VEFA	VANECK ETF TRUST MSCI EAFE ANALYS
VEGA	ADVISORSHARES TR STAR GLOB BUYW
VEGI	ISHARES INC MSCI AGR PRO ETF
VEGN	US Vegan Climate ETF
VEL	VELOCITY FINL INC COM
VELL	Defiance Daily Target 2X Long VELO ETF
VELO	VELO3D INC COM NEW

VEM	VIRTUS ETF TR II VIRTUS EM MKTS
VEMY	VIRTUS ETF TR II STONE HARBOR EMG
VENU	VENU HLDG CORP COM
VEON	VEON LTD SPONSORED ADS
VERA	VERA THERAPEUTICS INC CL A
VERI	VERITONE INC COM
VERS	PROSHARES TR METAVERSE ETF
VERU	VERU INC COM NEW
VERX	VERTEX INC CL A
VET	VERMILION ENERGY INC COM
VETZ	TIDAL TRUST I ACADEMY VETERAN
VEU	VANGUARD INTL EQUITY INDEX FDS ALLWRLD EX US
VEXC	VANGUARD WORLD FD EMERGING MRKTS E
VFC	V F CORP COM
VFF	VILLAGE FARMS INTL INC COM
VFH	VANGUARD WORLD FD FINANCIALS ETF
VFL	ABRDN NATL MUN INCOME FD SH BEN INT
VFLO	VICTORY PORTFOLIOS II SHS FR CA FL ETF
VFMF	Vanguard U.S. Multifactor ETF
VFMO	Vanguard U.S. Momentum Factor ETF
VFMV	Vanguard U.S. Minimum Volatility ETF
VFQY	Vanguard U.S. Quality Factor ETF
VFS	VINFAST AUTO LTD SHS
VFSWW	VINFAST AUTO LTD WT EXP 081128
VFVA	Vanguard U.S. Value Factor ETF
VG	VENTURE GLOBAL INC COM CL A
VGAS	VERDE CLEAN FUELS INC CLASS A COM
VGASW	VERDE CLEAN FUELS INC WT EXP 021528
VGHY	Vanguard High-Yield Active ETF
VGI	VIRTUS GLOBAL MULTI-SECTOR INC COM
VGIT	VANGUARD SCOTTSDALE FDS INTER TERM TREAS
VGK	VANGUARD INTL EQUITY INDEX FDS FTSE EUROPE ETF
VGLT	VANGUARD SCOTTSDALE FDS LONG TERM TREAS
VGM	INVESCO TR INVT GRADE MUNS COM

VGMS	Vanguard Multi-Sector Income Bond ETF
VGNT	VERSIGENT PLC ORDINARY SHARES
VGRO	VIRTUS ETF TR II SILV GR OPPO ETF
VGSH	VANGUARD SCOTTSDALE FDS SHORT TERM TREAS
VGSR	MANAGER DIRECTED PORTFOLIOS VERT GLB SUST RE
VGT	VANGUARD WORLD FD INF TECH ETF
VGUS	VANGUARD INSTL INDEX FD ULTR SHOR TR ETF
VGVT	VANGUARD MALVERN FDS GOVT ACTIV ETF
VGZ	VISTA GOLD CORP COM NEW
VHC	VIRNETX HLDG CORP COM
VHCP	VINE HILL CAP INVTS CORP II CL A
VHCPU	VINE HILL CAP INVTS CORP II UNIT EXP 112530
VHCPW	VINE HILL CAP INVTS CORP II WT EXP 112530
VHI	VALHI INC NEW COM
VHT	VANGUARD WORLD FD HEALTH CAR ETF
VHUB	VENHUB GLOBAL INC COM SHS
VIA	VIA TRANSN INC COM CL A
VIASP	VIA RENEWABLES INC 8.75% PFD SER A
VIAV	VIAVI SOLUTIONS INC COM
VICE	ADVISORSHARES TR VICE E T F
VICI	VICI PPTYS INC COM
VICR	VICOR CORP COM
VIDA	VIDA GLOBAL INC COM CL A
VIDI	ETF SER SOLUTIONS VIDENT INTERNATI
VIG	VANGUARD SPECIALIZED FUNDS DIV APP ETF
VIGI	VANGUARD WHITEHALL FDS INTL DVD ETF
VIK	VIKING HOLDINGS LTD ORD SHS
VINP	VINCI COMPASS INVESTMENTS LTD COM CL A
VIOG	VANGUARD ADMIRAL FDS INC SMLCP 600 GRTH
VIOO	VANGUARD ADMIRAL FDS INC SMLLCP 600 IDX
VIOT	VIOMI TECHNOLOGY CO LTD SPONSORED ADS
VIOV	VANGUARD ADMIRAL FDS INC SMLCP 600 VAL
VIPS	VIPSHOP HLDGS LTD SPONSORED ADS A
VIR	VIR BIOTECHNOLOGY INC COM

VIRC	VIRCO MFG CO COM
VIRT	VIRTU FINL INC CL A
VIS	VANGUARD WORLD FD INDUSTRIAL ETF
VISN	VISTANCE NETWORKS INC COM
VIST	VISTA ENERGY S.A.B. DE C.V. SPONSORED ADS
VITL	VITAL FARMS INC COM
VIV	TELEFONICA BRASIL SA SPONSORED ADS
VIVK	VIVAKOR INC COM NEW
VIVO	VIVOPOWER PLC SHS NEW
VIVS	VIVOSIM LABS INC COM
VIXM	ProShares VIX Mid-Term Futures ETF
VIXY	ProShares VIX Short-Term Futures ETF
VKI	INVESCO ADVANTAGE MUN INCOME T SH BEN INT
VKQ	INVESCO MUNICIPAL TRUST COM
VKTX	VIKING THERAPEUTICS INC COM
VLGEA	VILLAGE SUPER MKT INC CL A NEW
VLLU	HARBOR ETF TRUST ALPHAEDGE LARGE
VLN	VALENS SEMICONDUCTOR LTD ORDINARY SHARES
VLN+	VALENS SEMICONDUCTOR LTD WT EXP 093026
VLO	VALERO ENERGY CORP COM
VLRS	CONTROLADORA VUELA COMP DE AVI SPON ADR RP 10
VLT	INVESCO HIGH INCOME TR II COM
VLTO	VERALTO CORP COM SHS
VLU	SPDR SERIES TRUST ST STR SP1500VT
VLUE	iShares MSCI USA Value Factor ETF
VLY	VALLEY NATL BANCORP COM
VLYPN	VALLEY NATL BANCORP 8.250 PFD SER C
VLYPO	VALLEY NATL BANCORP 5.50% PFD SER B
VLYPP	VALLEY NATL BANCORP 6.25% PFD SER A
VMAR	VISION MARINE TECHNOLOGIES INC COM
VMAX	Hartford US Value ETF
VMBS	VANGUARD SCOTTSDALE FDS MTG-BKD SECS ETF
VMC	VULCAN MATLS CO COM
VMD	VIEMED HEALTHCARE INC COM

VMET	VERSAMET ROYALTIES CORP COM NEW
VMI	VALMONT INDS INC COM
VMO	INVESCO MUN OPPORTUNIT TR COM
VMSB	TIDAL TR IV VOYA MULT SE ETF
VNAM	GLOBAL X FDS MSCI VIETNAM ETF
VNCE	VINCE HLDG CORP COM NEW
VNDA	VANDA PHARMACEUTICALS INC COM
VNET	VNET GROUP INC SPONSORED ADS A
VNIE	ADVISORS INNER CIRCLE FD II VONTOBEL INTL
VNLA	JANUS DETROIT STR TR HENDRSN SHRT ETF
VNM	VanEck Vietnam ETF
VNME	VENDOME ACQUISITION CORP I COM CL A
VNMEU	VENDOME ACQUISITION CORP I UNIT EXP 062030
VNMEW	VENDOME ACQUISITION CORP I WT EXP 070327
VNO	VORNADO RLTY TR SH BEN INT
VNO-L	VORNADO RLTY TR PFD SER L 5.40%
VNOM	VIPER ENERGY INC CL A
VNO-M	VORNADO RLTY TR 5.25% CUM PFD M
VNO-N	VORNADO RLTY TR 5.25 PFD SR N
VNO-O	VORNADO RLTY TR 4.45% CUM PFD O
VNQ	VANGUARD INDEX FDS REAL ESTATE ETF
VNQI	VANGUARD INTL EQUITY INDEX FDS GLB EX US ETF
VNRX	VOLITIONRX LTD COMMON STK
VNSE	NATIXIS ETF TRUST II VAUGHAN NELSN SL
VNT	VONTIER CORPORATION COM
VNTG	VANTAGE CORP ORD SHS CL A
VO	VANGUARD INDEX FDS MID CAP ETF
VOC	VOC ENERGY TR TR UNIT
VOD	VODAFONE GROUP PLC SPONSORED ADR
VOE	VANGUARD INDEX FDS MCAP VL IDXVIP
VOLT	TEMA ETF TRUST ELECTRIFICATION
VONE	VANGUARD SCOTTSDALE FDS VNG RUS1000IDX
VONG	VANGUARD SCOTTSDALE FDS VNG RUS1000GRW
VONV	VANGUARD SCOTTSDALE FDS VNG RUS1000VAL

VOO	VANGUARD INDEX FDS S&P 500 ETF SHS
VOOG	VANGUARD ADMIRAL FDS INC 500 GRTH IDX F
VOOV	VANGUARD ADMIRAL FDS INC 500 VAL IDX FD
VOOX	Corgi U.S. Large-Cap 2x Daily ETF
VOR	VOR BIOPHARMA INC COM NEW
VOT	VANGUARD INDEX FDS MCAP GR IDXVIP
VOTE	TCW ETF TRUST TRANSFRM 500 ETF
VOX	VANGUARD WORLD FD COMM SRVC ETF
VOXP	Vox Populi ETF
VOXR	VOX ROYALTY CORP COM
VOYA	VOYA FINANCIAL INC COM
VOYA-B	VOYA FINANCIAL INC 5.35% DP PFD B
VOYG	VOYAGER TECHNOLOGIES INC COM CL A
VPC	ETFIS SER TR I VIRTUS PVT CR
VPG	VISHAY PRECISION GROUP INC COM
VPL	VANGUARD INTL EQUITY INDEX FDS FTSE PACIFIC ETF
VPLS	VANGUARD MALVERN FDS CORE-PLUS BD ETF
VPU	VANGUARD WORLD FD UTILITIES ETF
VPV	INVESCO PA VALUE MUN INC TR COM
VPX	EA SERIES TRUST VARI PE CYCL ETF
VRA	VERA BRADLEY INC COM
VRAI	ETFIS SER TR I VIRTUS REAL AS
VRAX	VIRAX BIOLABS GROUP LTD SHS NEW
VRCA	VERRICA PHARMACEUTICALS INC COM SHS
VRDN	VIRIDIAN THERAPEUTICS INC COM
VREX	VAREX IMAGING CORP COM
VRIG	INVESCO ACTIVELY MANAGED EXCHA VAR RATE INVT
VRM	VROOM INC COM NEW
VRME	VERIFYME INC COM NEW
VRNS	VARONIS SYS INC COM
VRP	INVESCO EXCHANGE-TRADED FD TR VAR RATE PFD
VRRM	VERRA MOBILITY CORP CL A COM STK
VRSK	VERISK ANALYTICS INC COM
VRSN	VERISIGN INC COM

VRT	VERTIV HOLDINGS CO COM CL A
VRTL	GRANITESHARES ETF TR 2X LONG VRT DAI
VRTS	VIRTUS INVT PARTNERS INC COM
VRTX	VERTEX PHARMACEUTICALS INC COM
VRXA	VERAXA BIOTECH AG SHS
VRXAW	VERAXA BIOTECH AG WT EXP 060831
VS	VERSUS SYSTEMS INC COM
VSA	VISIONSYS AI INC SPONSORED ADS
VSAT	VIASAT INC COM
VSDA	VICTORY PORTFOLIOS II VICSHS DV AC ETF
VSDB	Vanguard Short Duration Bond ETF
VSDM	Vanguard Short Duration Tax-Exempt Bond ETF
VSEC	VSE CORP COM
VSECU	VSE CORP UNIT 02/01/29
VSEE	VSEE HEALTH INC COM
VSEEW	VSEE HEALTH INC WT EXP
VSGX	Vanguard ESG International Stock ETF
VSH	VISHAY INTERTECHNOLOGY INC COM
VSHY	VIRTUS ETF TR II VIRTUS NEWFLEET
VSLU	ETF OPPORTUNITIES TRUST APPLIED FINA VAL
VSME	VS MEDIA HOLDINGS LTD. CL A ORD SHS NEW
VSMV	VICTORY PORTFOLIOS II VICTORYSHS US
VSNT	VERSANT MEDIA GROUP INC COM CL A
VSOL	VANECK SOLANA TR COM SHS BEN INT
VSS	VANGUARD INTL EQUITY INDEX FDS FTSE SMCAP ETF
VST	VISTRA CORP COM
VSTD	VESTAND INC. CL A NEW
VSTL	TIDAL TRUST II DEFI DAI VST ETF
VSTM	VERASTEM INC COM NEW
VSTS	VESTIS CORPORATION COM SHS
VSXY	VICTORIAS SECRET AND CO COMMON STOCK
VT	VANGUARD INTL EQUITY INDEX FDS TT WRLD ST ETF
VTAK	CATHETER PRECISION INC COM NEW
VTC	VANGUARD SCOTTSDALE FDS TOTAL CORP BND

VTEB	VANGUARD MUN BD FDS TAX EXEMPT BD
VTEC	Vanguard California Tax-Exempt Bond ETF
VTEI	Vanguard Intermediate-Term Tax-Exempt Bond ETF
VTEL	Vanguard Long-Term Tax-Exempt Bond ETF
VTES	VANGUARD WELLINGTON FD SHORT TRM TAX EX
VTEX	VTEX SHS CL A
VTG	VANGUARD MALVERN FDS TOTAL TREASURY
VTGN	VISTAGEN THERAPEUTICS INC COM
VTHR	VANGUARD SCOTTSDALE FDS VNG RUS3000IDX
VTI	VANGUARD INDEX FDS TOTAL STK MKT
VTIP	VANGUARD MALVERN FDS STRM INFPROIDX
VTIX	VIRTUIX HOLDINGS INC. COM CL A
VTMX	VESTA REAL ESTATE CORP ADS
VTN	INVESCO TR INVT GRADE NEW YORK COM
VTOL	BRISTOW GROUP INC COM
VTP	VANGUARD MALVERN FDS TOTAL INFLATION
VTR	VENTAS INC COM
VTRS	VIATRIS INC COM
VTS	VITESSE ENERGY INC COMMON STOCK
VTSI	VIRTRA INC COM PAR
VTV	VANGUARD INDEX FDS VALUE ETF
VTVT	VTV THERAPEUTICS INC CL A NEW
VTWG	VANGUARD SCOTTSDALE FDS VNG RUS2000GRW
VTWO	VANGUARD SCOTTSDALE FDS VNG RUS2000IDX
VTWV	VANGUARD SCOTTSDALE FDS VNG RUS2000VAL
VUG	VANGUARD INDEX FDS GROWTH ETF
VUS	VIRTUS ETF TR II US DIVIDEND ETF
VUSB	Vanguard Ultra-Short Bond ETF
VUSE	ETF SER SOLUTIONS VIDENT US EQUITY
VUSG	Vanguard Wellington U.S. Growth Active ETF
VUSI	TIDAL TR IV VOYA UL SHOR ETF
VUSV	Vanguard Wellington U.S. Value Active ETF
VUZI	VUZIX CORP COM NEW
VV	VANGUARD INDEX FDS LARGE CAP ETF

VVOS	VIVOS THERAPEUTICS INC COM NEW
VVR	INVESCO SR INCOME TR COM
VVV	VALVOLINE INC COM
VVX	V2X INC COM
VWAV	VISIONWAVE HOLDINGS INC COM
VWAVW	VISIONWAVE HOLDINGS INC WT EXP 071430
VWO	VANGUARD INTL EQUITY INDEX FDS FTSE EMR MKT ETF
VWOB	VANGUARD WHITEHALL FDS EM MK GOV BD ETF
VXF	VANGUARD INDEX FDS EXTEND MKT ETF
VXUS	VANGUARD STAR FDS VG TL INTL STK F
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN
VYGR	VOYAGER THERAPEUTICS INC COM
VYLD	JPMORGAN CHASE FINL CO LLC INVERSE VIX ETN
VYM	VANGUARD WHITEHALL FDS HIGH DIV YLD
VYMI	VANGUARD WHITEHALL FDS INTL HIGH ETF
VYNE	VYNE THERAPEUTICS INC COM
VYX	NCR VOYIX CORPORATION COM
VZ	VERIZON COMMUNICATIONS INC COM
VZLA	VIZSLA SILVER CORP COM NEW
W	WAYFAIR INC CL A
WAB	WABTEC COM
WABC	WESTAMERICA BANCORPORATION COM
WABF	FRANKLIN TEMPLETON ETF TR WESTN ASSET BD
WAFD	WAFD INC COM
WAFDP	WAFD INC 4.875% DEP PFD A
WAFU	WAH FU EDUCATION GROUP LIMITED SHS
WAGN	PROFESIONALLY MANAGED PORTFOLI PABRA WAGON ETF
WAI	TOP KINGWIN LTD SHS CLASS A
WAL	WESTERN ALLIANCE BANCORP COM
WAL-A	WESTERN ALLIANCE BANCORP 4.250% DEP PFD A
WALD	WALDENCAST PLC CLASS A ORD SHS
WALDW	WALDENCAST PLC WT EXP 072727
WAMA	WISDOMTREE TR U S ADAPTIVE MVN

WANT	DIREXION SHARES ETF TRUST DAILY CONSUMER D
WAR	ETF SER SOLUTIONS US GLOB DEFE ETF
WARP	VANECK ETF TRUST SPACE ETF
WASH	WASHINGTON TR BANCORP INC COM
WAT	WATERS CORP COM
WATS	Corgi Battery Energy Storage Systems ETF
WATT	ENERGOUS CORP COM NEW
WAVE	ECO WAVE POWER GLOBAL AB SPONSORED ADS
WAY	WAYSTAR HLDG CORP COM
WB	WEIBO CORP SPONSORED ADR
WBD	WARNER BROS DISCOVERY INC COM SER A
WBI	WATERBRIDGE INFRASTRUCTURE LLC CL A SHS REPSTG
WBIF	ABSOLUTE SHS TR WBI BBR VAL 3000
WBIG	ABSOLUTE SHS TR WBI BBR YLD 3000
WBIL	ABSOLUTE SHS TR WBI BBR QTY 3000
WBIY	ABSOLUTE SHS TR WBI PWR FACTOR
WBS	WEBSTER FINL CORP COM
WBS-F	WEBSTER FINL CORP DEP SHS RP PFD F
WBS-G	WEBSTER FINL CORP 6.50% CUM PFD G
WBTN	WEBTOON ENTMT INC COM
WBUY	WEBUY GLOBAL LTD SHS NEW CL A
WBX	WALLBOX NV CLASS A ORD SHS
WCAP	SPINNAKER ETF SERIES WARCAP UNCONSTRA
WCBR	WISDOMTREE TR CYBERSECURITY FD
WCC	WESCO INTL INC COM
WCEO	TWO RDS SHARED TR HYPATIA WOMEN
WCLD	WISDOMTREE TR CLOUD COMPUTNG
WCME	FIRST TR EXCHANGE-TRADED FD WCM DEV WORL ETF
WCMG	FIRST TR EXCHANGE-TRADED FD WCM GLOBAL EQUIT
WCMI	FIRST TR EXCHANGE-TRADED FD WCM INTL EQUITY
WCN	WASTE CONNECTIONS INC COM
WCPB	NORTHERN LTS FD TR II WEITZ CORE PLUS
WCT	WELLCHANGE HLDGS CO LTD SHS NEW CL A
WD	WALKER & DUNLOP INC COM

WDAF	WISDOMTREE TR ASIA DEFENSE FD
WDAI	Pacer S&P World 3AI Top 300 ETF
WDAY	WORKDAY INC CL A
WDC	WESTERN DIGITAL CORP COM
WDCX	Tradr 2X Long WDC Daily ETF
WDE	Principal Securitized Debt ETF
WDEF	WISDOMTREE TR EUROPE DEFENSE F
WDFC	WD 40 CO COM
WDGF	WISDOMTREE TR GLOBAL DEFENSE
WDH	WATERDROP INC ADS
WDI	WESTERN ASSET DIVERSIFIED INCM COM SHS BEN INT
WDIG	WisdomTree Efficient Rare Earth Plus Strategic Metals Fund
WDIV	SPDR INDEX SHS FDS ST STR SP GLBDIV
WDNA	WisdomTree BioRevolution Fund
WDRN	WisdomTree Physical AI, Humanoids and Drones Fund
WDS	WOODSIDE ENERGY GROUP LTD SPONSORED ADR
WDTE	TIDAL TRUST II DEF 500 WEE ETF
WEA	WESTERN ASSET PREMIER BD FD SHS BEN INT
WEAT	TEUCRIUM COMMODITY TR WHEAT FD
WEAV	WEAVE COMMUNICATIONS INC COM
WEBL	DIREXION SHARES ETF TRUST DAILY DOW JONES
WEBS	DIREXION SHARES ETF TRUST DAILY DOW JONES
WEBX	Corgi Chinese Internet 2x Daily ETF
WEC	WEC ENERGY GROUP INC COM
WEED	Roundhill Cannabis ETF
WEEI	ULTIMUS MANAGERS TR WEST SA ENER ETF
WEEK	Roundhill Weekly T-Bill ETF
WEEL	TIDAL TRUST II PEERLESS OPTION
WELL	WELLTOWER INC COM
WEN	WENDYS CO COM
WENC	WEST ENCLAVE MERGER CORP ORDINARY SHARES
WENC^	WEST ENCLAVE MERGER CORP RT EXP
WENC=	WEST ENCLAVE MERGER CORP UNITS
WENN	WEN ACQUISITION CORP COM CL A

WENNU	WEN ACQUISITION CORP UNIT EX 051630
WENNW	WEN ACQUISITION CORP WT EXP
WEPN	TIDAL TRUST II NICH DE RARE ETF
WERN	WERNER ENTERPRISES INC COM
WES	WESTERN MIDSTREAM PARTNERS LP COM UNIT LP INT
WEST	WESTROCK COFFEE CO COM
WETH	WETOUCH TECHNOLOGY INC COM NEW
WETO	WETOUR ROBOTICS LTD SHS
WEX	WEX INC COM
WEYS	WEYCO GROUP INC COM
WF	WOORI FINL GROUP INC SPONSORED ADS
WFC	WELLS FARGO & CO COM
WFC-A	WELLS FARGO & CO DEP SH PFD CL A
WFC-C	WELLS FARGO & CO 4.37 DP A PFD CC
WFC-D	WELLS FARGO & CO DEP CL A PFD DD
WFCF	WHERE FOOD COMES FROM INC COM NEW
WFC-L	WELLS FARGO & CO PERP PFD CNV A
WFC-Y	WELLS FARGO & CO NON CUM PFD Y
WFC-Z	WELLS FARGO & CO DP PF CL A SR Z
WFF	WF HLDG LTD ORD SHS
WFG	WEST FRASER TIMBER CO LTD COM
WFRD	WEATHERFORD INTL PLC ORD SHS
WGMI	VALKYRIE ETF TRUST II COINSHARES BITCN
WGO	WINNEBAGO INDS INC COM
WGRX	WELLGISTICS HEALTH INC COM
WGS	GENEDX HOLDINGS CORP COM CL A
WGSWW	GENEDX HOLDINGS CORP WT EXP 072226
WH	WYNDHAM HOTELS & RESORTS INC COM
WHD	CACTUS INC CL A
WHF	WHITEHORSE FIN INC COM
WHFCL	WHITEHORSE FIN INC CAL 28
WHG	WESTWOOD HLDGS GROUP INC COM
WHK	WHITEHAWK MINERALS CORP CL A
WHLR	WHEELER REAL ESTATE INVT TR IN COM

WHLRD	WHEELER REAL ESTATE INVT TR IN PFD CNV SER D
WHLRL	WHEELER REAL ESTATE INVT TR IN 7% SR NT 31
WHLRP	WHEELER REAL ESTATE INVT TR IN CV PFD SER B
WHR	WHIRLPOOL CORP COM
WHR-A	WHIRLPOOL CORP 8.5 DEP SR A CNV
WHWK	WHITEHAWK THERAPEUTICS INC COM
WIA	WESTERN ASSET INFLT LNK INC FD COM SH BEN INT
WILC	G WILLI FOOD INTL LTD ORD
WIMA	WISDOMTREE TR INTL AD MO AV FD
WIMI	WIMI HOLOGRAM CLOUD INC ORD SHS CL B NEW
WINA	WINMARK CORP COM
WING	WINGSTOP INC COM
WINN	HARBOR ETF TRUST LONG TERM GROWER
WIP	SPDR SERIES TRUST ST STR FTSE ETF
WISE	THEMES ETF TR GENE ARTI IN ETF
WIT	WIPRO LTD SPON ADR 1 SH
WIW	WESTERN AST INFL LKD OPP & INM COM
WIX	WIX COM LTD SHS
WK	WORKIVA INC COM CL A
WKC	WORLD KINECT CORPORATION COM
WKEY	WISEKEY INTERNATIONAL HLDS LTD SPON ADR
WKHS	WORKHORSE GROUP INC COM NEW
WKSP	WORKSPORT LTD COM NEW
WLDN	WILLDAN GROUP INC COM
WLDR	Simplify Affinity World Leaders Equity ETF
WLDS	WEARABLE DEVICES LTD SHS
WLDSW	WEARABLE DEVICES LTD WT EXP 082527
WLDU	Leverage Shares 2x Long World Stock Daily ETF
WLFC	WILLIS LEASE FIN CORP COM
WLII	WILLOW LANE ACQUISITION CRP II USD CL A ORD SHS
WLIIU	WILLOW LANE ACQUISITION CRP II UNIT EXP 012731
WLIIW	WILLOW LANE ACQUISITION CRP II WT EXP 123132
WLK	WESTLAKE CORPORATION COM
WLKP	WESTLAKE CHEM PARTNERS LP COM UNIT RP LP

WLTG	ETF OPPORTUNITIES TRUST WEALTHTRUST DBS
WLTH	WEALTHFRONT CORP COM
WLY	WILEY JOHN & SONS INC CL A
WLYB	WILEY JOHN & SONS INC CL B
WM	WASTE MGMT INC DEL COM
WMB	WILLIAMS COS INC COM
WMG	WARNER MUSIC GROUP CORP COM CL A
WMK	WEIS MKTS INC COM
WMS	ADVANCED DRAIN SYS INC DEL COM
WMSB	NORTHERN LTS FD TR II WEIT MULT BD ETF
WMT	WALMART INC COM
WMTI	REX WMT Growth & Income ETF
WNC	WABASH NATL CORP COM
WNDR	Corgi Travel & Leisure ETF
WNEB	WESTERN NEW ENG BANCORP INC COM
WNTR	TIDAL TRUST II YI MS SH IN ETF
WNW	MEIWU TECHNOLOGY COMPANY LTD SHS NEW
WOK	WORK MED TECHNOLOGY GROUP LTD ORD SHS CL A NEW
WOLF	WOLFSPEED INC COMMON STOCK
WOMN	TIDAL TRUST III IMPA SHS WOM ETF
WOOD	ISHARES TR GL TIMB FORE ETF
WOOF	PETCO HEALTH & WELLNESS CO INC CL A COM
WOR	WORTHINGTON ENTERPRISES INC COM
WPAC	WHITE PEARL ACQUISITION CORP ORD SHS CL A
WPAC^	WHITE PEARL ACQUISITION CORP RT EXP 091030
WPAC=	WHITE PEARL ACQUISITION CORP UNIT
WPC	WP CAREY INC COM
WPM	WHEATON PRECIOUS METALS CORP COM
WPP	WPP PLC NEW ADR
WPRT	WESTPORT FUEL SYSTEMS INC COM
WQTM	WisdomTree Quantum Computing Fund
WR	Corgi U.S. War Machine ETF
WRAP	WRAP TECHNOLOGIES INC COM
WRB	BERKLEY W R CORP COM

WRB-E	BERKLEY W R CORP 5.70% SB DB 2058
WRB-F	BERKLEY W R CORP CAL SUB DEB 59
WRB-G	BERKLEY W R CORP 4.25% DEB 60
WRB-H	BERKLEY W R CORP 4.125 % SUB 61
WRBY	WARBY PARKER INC CL A COM
WRD	WERIDE INC SPONSORED ADS
WRLD	WORLD ACCEP CORPORATION COM
WRN	WESTERN COPPER & GOLD CORP COM
WRND	NEW YORK LIFE INVESTMENTS ETF NYLI GLOBAL EQUI
WRTH	TIDAL TRUST III WORT CHA OPT ETF
WS	WORTHINGTON STL INC COM SHS
WSBC	WESBANCO INC COM
WSBCO	WESBANCO INC 7.375 DEP SR B
WSBF	WATERSTONE FINL INC MD COM
WSBK	WINCHESTER BANCORP INC COM
WSC	WILLSCOT HLDGS CORP COM CL A
WSDB	NORTHERN LTS FD TR II WEIT SHOR DU ETF
WSE	WISE GROUP PLC ORD SHS CLASS A
WSFS	WSFS FINL CORP COM
WSGE	EA SERIES TRUST WARREN STR G
WSHP	WESHOP HOLDINGS LTD ORD SHS CL A
WSM	WILLIAMS SONOMA INC COM
WSML	ISHARES TR MSCI WO SMAL ETF
WSO	WATSCO INC COM
WSO.B	WATSCO INC CL B CONV
WSR	WHITESTONE REIT COM
WST	WEST PHARMACEUTICAL SVSC INC COM
WSTN	WESTIN ACQUISITION CORP ORD SHS CL A
WSTNR	WESTIN ACQUISITION CORP RT EXP 091730
WSTNU	WESTIN ACQUISITION CORP UNIT EXP 091730
WT	WISDOMTREE INC COM
WTAI	WisdomTree Artificial Intelligence and Innovation Fund
WTBA	WEST BANCORPORATION INC CAP STK
WTBN	WISDOMTREE TR BIANCO TOTL RETU

WTF	WATON FINL LTD SHS
WTFC	WINTRUST FINL CORP COM
WTFCN	WINTRUST FINL CORP 7.875 DP SH PF F
WTG	WINTERGREEN ACQUISITION CORP SHS
WTGUR	WINTERGREEN ACQUISITION CORP RT
WTGUU	WINTERGREEN ACQUISITION CORP UNIT EXP 052130
WTI	W & T OFFSHORE INC COM
WTIB	USCF ETF TR OIL PL BI ST FD
WTID	BANK MONTREAL MEDIUM MICROSE LKD 43
WTIP	WISDOMTREE TR INFLATION PLUS F
WTIU	BANK MONTREAL MEDIUM MICROSECTORS LVG
WTLS	WisdomTree Efficient Long/Short U.S. Equity Fund
WTM	WHITE MTNS INS GROUP LTD COM
WTMF	WISDOMTREE TR FUTRE STRAT FD
WTMU	WISDOMTREE TR CORE LADDERED MU
WTMY	WISDOMTREE TR HIGH INCOME LADD
WTO	UTIME LTD CL A ORD SHS NEW
WTPI	WISDOMTREE TR EQUITY PREMIUM
WTRE	WISDOMTREE TR NEW ECON REAL ES
WTRG	ESSENTIAL UTILS INC COM
WTS	WATTS WATER TECHNOLOGIES INC CL A
WTTR	SELECT WATER SOLUTIONS INC CL A COM
WTV	WISDOMTREE TR US VALUE FD
WTW	WILLIS TOWERS WATSON PLC LTD SHS
WU	WESTERN UN CO COM
WUGI	AXS Esoterica NextG Economy ETF
WULF	TERAWULF INC COM
WULX	Tradr 2X Long WULF Daily ETF
WVE	WAVE LIFE SCIENCES LTD SHS
WVVI	WILLAMETTE VALLEY VINEYARDS COM
WVVIP	WILLAMETTE VALLEY VINEYARDS RED PFD SER A
WW	WW INTL INC COM NEW
WWD	WOODWARD INC COM
WWJD	NORTHERN LTS FD TR IV INSPIRE INTL ETF

WWR	WESTWATER RES INC COM NEW
WWW	WOLVERINE WORLD WIDE INC COM
WX	Corgi All World 2x Daily ETF
WXET	LISTED FDS TR TEUCRIUM 2X DLY
WXM	WF INTL LTD ORD SHS
WY	WEYERHAEUSER CO COM NEW
WYFI	WHITEFIBER INC SHS
WYFL	Defiance Daily Target 2X Long WYFI ETF
WYHG	WING YIP FOOD HOLDINGS GROUP SPONSORED ADS
WYNN	WYNN RESORTS LTD COM
WYY	WIDEPOINT CORP COMMON
WZRD	Opportunistic Trader ETF
XA	Corgi AI Cybersecurity ETF
XAGG	MORGAN STANLEY ETF TRUST EAT INC OPP ETF
XAGI	Corgi AGIX 2x Daily ETF
XAIR	BEYOND AIR INC COM NEW
XAIX	DBX ETF TR XTRA ART INT ETF
XAPR	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - April
XAR	SPDR SERIES TRUST ST STR SP AERO
XAUG	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - August
XB	BONDBLOXX ETF TRUST B RT USD HI YLD
XBAP	Innovator U.S. Equity Accelerated 9 Buffer ETF - April
XBB	BONDBLOXX ETF TRUST BB RT USD HI YLD
XBCI	NEOS ETF TRUST BOOSTED BITCOIND
XBFR	INNOVATOR ETFS TRUST EQUITY MANAGD 10
XBI	SPDR SERIES TRUST ST STR SP BIOT
XBIL	RBB FD INC US TRSRY 6 MNTH
XBIO	XENETIC BIOSCIENCES INC COM
XBIT	XBIOTECH INC COM
XBIX	Corgi U.S. Biotech 2x Daily ETF
XBJA	Innovator U.S. Equity Accelerated 9 Buffer ETF - January
XBJL	Innovator U.S. Equity Accelerated 9 Buffer ETF - July
XBNB	LISTED FDS TR TEUC XET BNB ETF
XBOC	Innovator U.S. Equity Accelerated 9 Buffer ETF - October

XBOX	Roundhill Ultra Short Duration No Dividend Target ETF
XBP	XBP GLOBAL HOLDINGS INC COM NEW
XBPEW	XBP GLOBAL HOLDINGS INC WT EXP 113028
XBTY	GRANITESHARES ETF TR YIELD BITCO ETF
XC	WISDOMTREE TR TRUE EMERGING MK
XCBE	X3 ACQUISITION CORP LTD ORD SHS CL A
XCBEU	X3 ACQUISITION CORP LTD UNIT EXP 121930
XCBEW	X3 ACQUISITION CORP LTD WT EXP 121930
XCCC	BONDBLOXX ETF TRUST CCC RT USD HI YL
XCEM	COLUMBIA ETF TR II EM CORE EX ETF
XCH	XCHG LTD SPONSORED ADS
XCHG	AB ACTIVE ETFS INC US EQUITY ETF
XCLR	GLOBAL X FDS S&P 500 COLLAR
XCNY	SPDR INDEX SHS FDS STATE STREET
XCOM	Corgi All Commodities 2x Daily ETF
XCOR	FUNDX INVT TR FUNDX ETF
XCUR	EXICURE INC COM
XDAT	Franklin Exponential Data ETF
XDEC	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - December
XDEF	DBX ETF TR XTRACKERS EUROPE
XDIV	Roundhill S&P 500 No Dividend Target ETF
XDQQ	Innovator Growth Accelerated ETF - Quarterly
XDSQ	Innovator U.S. Equity Accelerated ETF - Quarterly
XDTE	Roundhill S&P 500 0DTE Covered Call Strategy ETF
XE	X-ENERGY INC COM CL A
XEL	XCEL ENERGY INC COM
XELB	XCEL BRANDS INC COM
XELLL	XCEL ENERGY INC NT 85
XEMD	BondBloxx JP Morgan USD Emerging Markets 1-10 Year Bond ETF
XEML	Xtrackers Europe Market Leaders ETF
XENE	XENON PHARMACEUTICALS INC COM
XERS	XERIS BIOPHARMA HOLDINGS INC COM
XES	SPDR SERIES TRUST SP O&G EQP SERV
XEUR	Corgi Europe Equities 2x Daily ETF

XEY	GRANITESHARES ETF TR YIELD ETHER ETF
XFEB	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - February
XFIV	BONDBLOXX ETF TRUST BLOOMBERG FVE YR
XFLH	XFLH CAP CORP ORD SHS
XFLH^	XFLH CAP CORP RT EXP 123129
XFLH=	XFLH CAP CORP UNITS
XFLT	XAI FLOATING RATE & ALTER INCO COM SHS BENF INT
XFLX	FUNDX INVT TR FLEXIBLE ETF
XFOR	X4 PHARMACEUTICALS INC COM NEW
XGN	EXAGEN INC COM
XHB	SPDR SERIES TRUST ST STR SP HOME
XHE	SPDR SERIES TRUST ST STR SP HCEQ
XHG	XCHANGE TEC.INC SPONS ADS CL A
XHLD	TEN HLDGS INC COM USD0.0001
XHLF	BONDBLOXX ETF TRUST BLOOMBERG SIX MN
XHOA	Corgi U.S. Real Estate 2x Daily ETF
XHR	XENIA HOTELS & RESORTS INC COM
XHS	SPDR SERIES TRUST ST STR SP HCSVC
XIDE	FT Vest U.S. Equity Buffer & Premium Income ETF - December
XIDV	FRANKLIN TEMPLETON ETF TR INTL DIV BOOSTER
XIFR	XPLR INFRASTRUCTURE LP COM UNIT PART IN
XIJN	FT Vest U.S. Equity Buffer & Premium Income ETF - June
XIMR	FT Vest U.S. Equity Buffer & Premium Income ETF - March
XISE	FT Vest U.S. Equity Buffer & Premium Income ETF - September
XITK	SPDR SERIES TRUST ST STR FACTSET
XIWC	Corgi U.S. Micro-Cap 2x Daily ETF
XJAN	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - January
XJH	iShares ESG Select Screened S&P Mid-Cap ETF
XJR	iShares ESG Select Screened S&P Small-Cap ETF
XJUL	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - July
XJUN	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - June
XKRE	Corgi U.S. Regional Banks 2x Daily ETF
XLB	SELECT SECTOR SPDR TR ST STR MATER ETF
XLBI	SELECT SECTOR SPDR TR ST MATE INCO ETF

XLBX	Corgi U.S. Materials 2x Daily ETF
XLC	SELECT SECTOR SPDR TR ST STR SVC ETF
XLCI	SELECT SECTOR SPDR TR ST SVC INCOM ETF
XLE	SELECT SECTOR SPDR TR ST STR ENERG ETF
XLEI	SELECT SECTOR SPDR TR ST ENER INCO ETF
XLEX	Corgi U.S. Energy 2x Daily ETF
XLF	SELECT SECTOR SPDR TR ST STR FINL ETF
XLFI	SELECT SECTOR SPDR TR ST FINL INCO ETF
XLFX	Corgi U.S. Financials 2x Daily ETF
XLG	INVESCO EXCHANGE TRADED FD TR S&P 500 TOP 50
XLI	SELECT SECTOR SPDR TR ST STR INDL ETF
XLII	SELECT SECTOR SPDR TR ST INDL INCO ETF
XLIX	Corgi U.S. Industrials 2x Daily ETF
XLK	SELECT SECTOR SPDR TR ST STR TECHN ETF
XLKI	SELECT SECTOR SPDR TR ST TECH INCO ETF
XLKX	Corgi U.S. Technology 2x Daily ETF
XLO	XILIO THERAPEUTICS INC COM
XLP	SELECT SECTOR SPDR TR ST STR STAPL ETF
XLPX	Corgi U.S. Consumer Staples 2x Daily ETF
XLRE	SELECT SECTOR SPDR TR ST STR REAL ETF
XLRI	SELECT SECTOR SPDR TR ST REAL INCO ETF
XLSI	SELECT SECTOR SPDR TR ST STAP INCO ETF
XLSR	SSGA ACTIVE TR STATE STREET US
XLU	SELECT SECTOR SPDR TR ST STR UTIL ETF
XLUI	SELECT SECTOR SPDR TR ST UTIL INCO ETF
XLUX	Corgi U.S. Utilities 2x Daily ETF
XLV	SELECT SECTOR SPDR TR ST STR CARE ETF
XLVI	SELECT SECTOR SPDR TR ST CARE INCO ETF
XLVX	Corgi U.S. Healthcare 2x Daily ETF
XLY	SELECT SECTOR SPDR TR ST STR DISCR ETF
XLYI	SELECT SECTOR SPDR TR ST DISC INCO ETF
XLYX	Corgi U.S. Consumer Discretionary 2x Daily ETF
XMAG	TIDAL TRUST II DEFIANCE LARGE
XMAR	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - March

XMAX	XMAX INC COM
XMAY	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - May
XME	SPDR SERIES TRUST ST STR SP METAL
XMHQ	INVESCO EXCHANGE TRADED FD TR S&P MDCP QUALITY
XMLV	INVESCO EXCHANGE-TRADED FD TR S&P MIDCP LOW
XMMO	INVESCO EXCHANGE TRADED FD TR S&P MDCP MOMNTUM
XMPT	VanEck CEF Muni Income ETF
XMTR	XOMETRY INC CLASS A COM
XMVM	INVESCO EXCHANGE TRADED FD TR S&P MDCP VLU MNT
XNAV	FUNDX INVT TR AGGRESSIVE ETF
XNCR	XENCOR INC COM
XNDU	XANADU QUANTUM TECHNOLO LTD SUB VTG B
XNDX	Tradr 2X Long XNDU Daily ETF
XNET	XUNLEI LTD SPONSORED ADS
XNOV	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - November
XNTK	SPDR SERIES TRUST ST STR NYSE TECH
XOCT	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - October
XOEF	ISHARES TR S&P 500 EX S&P
XOEX	Xtrackers S&P 100 Ex Top 20 ETF
XOM	EXXON MOBIL CORP COM
XOMA	XOMA ROYALTY CORPORATION COM NEW
XOMAO	XOMA ROYALTY CORPORATION 8.375% DP PFD B
XOMAP	XOMA ROYALTY CORPORATION 8.625% CUM PFD A
XOMO	TIDAL TRUST II YIEL XOM OPT ETF
XOMX	DIREXION SHARES ETF TRUST DLY XOM BULL 2X
XONE	BONDBLOXX ETF TRUST BLOOMBERG ONE YR
XOP	SPDR SERIES TRUST SP O&G EXPL PRO
XOS	XOS INC COM
XOSWW	XOS INC WT EXP 082026
XOVL	Defiance Daily Target 2X Long XOVR ETF
XOVR	ENTREPRENEURSHARES SERIES TRUS ERSH PRI PUB ETF
XP	XP INC CL A
XPAV	Corgi U.S. Infrastructure 2x Daily ETF
XPAY	ROUNDHILL ETF TRUST ROUNDHILL S&P500

XPEG	THEMES ETF TR LEVERAGE SHS 2X
XPEL	XPEL INC COM
XPER	XPERI INC COMMON STOCK
XPEV	XPENG INC ADS
XPH	SPDR SERIES TRUST ST STR SP PHARMA
XPL	SOLITARIO RESOURCES CORP COM
XPND	FIRST TR EXCHNG TRADED FD VIII EXPAN TECHN ETF
XPO	XPO INC COM
XPOF	XPONENTIAL FITNESS INC COM CL A
XPON	EXPION360 INC COM NEW
XPP	PROSHARES TR ULT FTSE CHIN 50
XPRO	EXPRO GROUP HOLDINGS NV COM
XQQI	NEOS ETF TRUST BOOSTED NASDAQ
XRAY	DENTSPLY SIRONA INC COM
XRLX	FUNDX INVT TR CONSERVATIVE ETF
XRMI	GLOBAL X FDS S&P 500 RISK
XRN	CHIRON REAL ESTATE INC COM NEW
XRN-A	CHIRON REAL ESTATE INC 7.50% CUM PFD A
XRN-B	CHIRON REAL ESTATE INC 8.0 PF CUM SR B
XRP	BITWISE XRP ETF BENEFICIAL INT
XRPC	CANARY XRP ETF SHS
XRPI	VOLATILITY SHS TR XRP ETF
XRPM	Amplify XRP 3% Monthly Option Income ETF
XRPN	ARMADA ACQUISITION CORP II COM CL A
XRPNU	ARMADA ACQUISITION CORP II UNIT EX 052130
XRPNW	ARMADA ACQUISITION CORP II WT EXP 052130
XRPR	REX-Osprey XRP ETF
XRPT	VOLATILITY SHS TR 2X XRP ETF
XRPZ	FRANKLIN XRP TRUST FRANKLIN XRP ETF
XRT	SPDR SERIES TRUST ST STR SP RETAIL
XRTX	XORTX THERAPEUTICS INC COM
XRX	XEROX HOLDINGS CORP COM NEW
XRXDW	XEROX HOLDINGS CORP WT EXP 021128
XSD	SPDR SERIES TRUST ST STR SP SEMI

XSEM	Corgi U.S. Semiconductors 2x Daily ETF
XSEP	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - September
XSHD	Invesco S&P SmallCap High Dividend Low Volatility ETF
XSHQ	Invesco S&P SmallCap Quality ETF
XSLL	XSOLLA SPAC 1 USD CL A ORD SHS
XSLLU	XSOLLA SPAC 1 UNIT EXP 011231
XSLLW	XSOLLA SPAC 1 WT EXP 011231
XSLV	INVESCO EXCHANGE-TRADED FD TR S&P SMLCP LOW
XSMO	INVESCO EXCHANGE TRADED FD TR S&P SMLCP MOMENT
XSOE	WISDOMTREE TR EM EX ST-OWNED
XSPI	NEOS ETF TRUST BOOSTED S&P 500
XSVM	INVESCO EXCHANGE TRADED FD TR S&P SMCP VLU MNT
XSVN	BONDBLOXX ETF TRUST BLOOMBERG SEVEN
XSW	SPDR SERIES TRUST ST STR SW SERV
XT	ISHARES TR FUTU EXPO TE ETF
XTAI	Corgi Taiwan 2x Daily ETF
XTAP	Innovator U.S. Equity Accelerated Plus ETF - April
XTEN	BONDBLOXX ETF TRUST BLOOMBERG TEN YR
XTIA	XTI AEROSPACE INC COM NEW
XTJA	Innovator U.S. Equity Accelerated Plus ETF - January
XTJL	Innovator U.S. Equity Accelerated Plus ETF - July
XTL	SPDR SERIES TRUST ST STR SP TELCO
XTLB	XTL BIOPHARMACEUTICALS LTD SPONSORED ADS
XTN	SPDR SERIES TRUST ST STR SP TRANS
XTNT	XTANT MED HLDGS INC COM NEW
XTOC	Innovator U.S. Equity Accelerated Plus ETF - October
XTR	GLOBAL X FDS S&P 500 TAIL
XTRE	BONDBLOXX ETF TRUST BLOOMBERG THREE
XTWO	BONDBLOXX ETF TRUST BLOOMBERG TWO YR
XTWY	BONDBLOXX ETF TRUST BLOO TWEN US ETF
XUDV	FRANKLIN TEMPLETON ETF TR US DIVID BOOSTER
XUSP	Innovator Uncapped Accelerated U.S. Equity ETF
XV	SIMPLIFY EXCHANGE TRADED FUNDS TARGE 15 ETF
XVO	Corgi U.S. Mid-Cap 2x Daily ETF

XVUG	Corgi U.S. Growth 2x Daily ETF
XVV	iShares ESG Select Screened S&P 500 ETF
XW	Corgi Ex-U.S. Equities 2x Daily ETF
XWEL	XWELL INC COM NEW
XXI	TWENTY ONE CAP INC COM SHS CL A
XXII	22ND CENTY GROUP INC COM
XXRP	LISTED FDS TR TEUCR 2X XRP ETF
XXV	SIMPLIFY EXCHANGE TRADED FUNDS ANCORATO TARGET
XXX	CYBER HORNET TR S&P 500 AND XRP
XYF	X FINL SPONSORED ADS
XYL	XYLEM INC COM
XYLD	GLOBAL X FDS S&P 500 COVERED
XYLG	GLOBAL X FDS S&P 500 COVERED
XYZ	BLOCK INC CL A
XYZG	THEMES ETF TR LEVERAGE SHS 2X
XYZY	TIDAL TRUST II YIEL XYZ OPT ETF
XZO	EXZEO GROUP INC COM SHS
YAAS	YOUXIN TECHNOLOGY LTD SHS CL A
YALA	YALLA GROUP LTD ADS
YALL	TIDAL TRUST I GOD BLESS AMER
YANG	DIREXION SHARES ETF TRUST DAI FTS BEA ETF
YB	YUANBAO INC SPONSORED ADS
YBIT	TIDAL TRUST II YIE BIT INC ETF
YBMN	ETF SER SOLUTIONS DEFIANCE BMNR
YBST	GRANITESHARES ETF TR YIEL SIN STK ETF
YBTC	Roundhill Bitcoin Covered Call Strategy ETF
YBTY	GRANITESHARES ETF TR YIELDBOOST T
YCBD	CBDMD INC COM SHS
YCL	PROSHARES TR II ULTRA YEN NEW
YCLO	FRANKLIN TEMPLETON ETF TR BSP CLO ETF
YCS	PROSHARES TR II ULTRASHORT YEN N
YCY	AA MISSION ACQUISITION CORP II ORD SHS CL A
YCY+	AA MISSION ACQUISITION CORP II WT EXP 072332
YCY=	AA MISSION ACQUISITION CORP II UNIT EXP 072332

YDDL	ONE AND ONE GREEN TECHNOLOGIES USD CL A ORD SHS
YDEC	FT Vest International Equity Moderate Buffer ETF - December
YDES	YD BIO LTD SHS
YDESW	YD BIO LTD WT EXP 082830
YDKG	YUEDA DIGITAL HOLDING ORD USD 4 CL A
YEAR	AB ACTIVE ETFS INC ULTRA SHORT INCM
YELP	YELP INC CL A
YETH	Roundhill Ether Covered Call Strategy ETF
YETI	YETI HLDGS INC COM
YEXT	YEXT INC COM
YFFI	SPINNAKER ETF SERIES INDE YI FIXE ETF
YFYA	LISTED FDS TR YIEL YOU INC ETF
YGLD	SIMPLIFY EXCHANGE TRADED FUNDS GOLD STRATEGY ET
YHC	LQR HSE INC COM
YHGJ	YUNHONG GREEN CTI LTD COM NEW
YHNA	YHN ACQUISITION I LTD SHS
YHNAR	YHN ACQUISITION I LTD RT EXP 081529
YHNAU	YHN ACQUISITION I LTD UNIT EXP 081529
YI	111 INC SPONSORED ADS
YIBO	PLANET IMAGE INTL LTD USD CL A ORD SHS
YINN	DIREXION SHARES ETF TRUST DA FT CH BU ETF
YJ	YUNJI INC SPONSORED ADS A
YJUN	FT Vest International Equity Moderate Buffer ETF - June
YLD	PRINCIPAL EXCHANGE TRADED FDS ACTIVE HIGH YL
YLDE	LEGG MASON ETF INVT FRAN CLE ENH ETF
YLDW	ULTIMUS MANAGERS TR WEST EN OPPO ETF
YMAG	TIDAL TRUST II YIEL MAGN 7 ETFS
YMAR	FT Vest International Equity Moderate Buffer ETF - March
YMAT	J-STAR HLDG CO LTD ORD SHS CLASS A
YMAX	TIDAL TRUST II YIELD UNIVE ETFS
YMM	FULL TRUCK ALLIANCE CO LTD SPONSORED ADS
YMT	YIMUTIAN INC SPONSORED ADS
YNOT	HORIZON FDS DIGIT FRONT ETF
YOKE	EA SERIES TRUST YOKE CORE ETF

YOLO	ADVISORSHARES TR PURE CANNABIS
YOOV	CONCORDE INTL GROUP LTD ORD SHS CL A
YORW	YORK WTR CO COM
YOU	CLEAR SECURE INC COM CL A
YOUL	YOULIFE GROUP INC SPONSORED ADS
YPF	YPF SOCIEDAD ANONIMA SPON ADR CL D
YQ	17 ED & TECHNOLOGY GROUP INC SPONSORED ADR
YQQQ	TIDAL TRUST II YIELDMAX SHORT
YRD	YIREN DIGITAL LTD SPONSORED ADS
YSEP	FT Vest International Equity Moderate Buffer ETF - September
YSG	YATSEN HLDG LTD SPONSORED ADS
YSPY	GRANITESHARES ETF TR YIELD SPY ETF
YSS	YORK SPACE SYSTEMS INC COM
YSWY	YESWAY INC COM CL A
YSXT	YSX TECH CO LTD SHS CL A
YTRA	YATRA ONLINE INC ORD SHS
YUM	YUM BRANDS INC COM
YUMC	YUM CHINA HLDGS INC COM
YUNG	Corgi Longevity Consumer ETF
YXI	PROSHARES TR SHT FTSE CHIN 50
YXT	YXT COM GROUP HLDG LTD SPONSORED ADS
YYAI	AIRWA INC COM NEW
YYGH	YY GROUP HLDG LTD CL A ORD SHS
YYY	AMPLIFY ETF TR CEF HIGH INCOME
YYYM	AMPLIFY ETF TR MUN CEF HIGH ETF
Z	ZILLOW GROUP INC CL C CAP STK
ZALT	Innovator U.S. Equity 10 Buffer ETF - Quarterly
ZAP	GLOBAL X FDS U S ELECT ETF
ZAPR	Innovator Equity Defined Protection ETF - 1 Yr April
ZAUG	Innovator Equity Defined Protection ETF - 1 Yr August
ZBAO	ZHIBAO TECHNOLOGY INC USD ORD CL A SHS
ZBH	ZIMMER BIOMET HOLDINGS INC COM
ZBIO	ZENAS BIOPHARMA INC COM
ZBRA	ZEBRA TECHNOLOGIES CORPORATION CL A

ZCBA	GLOBAL X FDS ZERO COUPON 2030
ZCBB	GLOBAL X FDS ZERO COUPON 2031
ZCBC	GLOBAL X FDS ZERO COUPON 2032
ZCBE	GLOBAL X FDS ZERO COUPON 2033
ZCBF	GLOBAL X FDS ZERO COUPON 2034
ZCBG	GLOBAL X FDS ZERO COUPON 2035
ZCMD	ZHONGCHAO INC CL A ORD SHS
ZD	ZIFF DAVIS INC COM
ZDAI	DIRECTBOOKING TECHNOLOGY CO LT ORD SHS CL A
ZDEK	Innovator Equity Defined Protection ETF - 1 Yr December
ZDGE	ZEDGE INC CL B
ZECP	Zacks Earnings Consistent Portfolio ETF
ZENA	ZENATECH INC COM NEW
ZEO	ZEO ENERGY CORP CL A
ZEOWW	ZEO ENERGY CORP WT EXP 031329
ZEPP	ZEPP HEALTH CORPORATION SPONSORED ADR
ZETA	ZETA GLOBAL HOLDINGS CORP CL A
ZETX	TIDAL TRUST II DEFIANCE DAILY
ZFEB	Innovator Equity Defined Protection ETF - 1 Yr February
ZG	ZILLOW GROUP INC CL A
ZGN	ERMENEGILDO ZEGNA N V ORD SHS
ZH	ZHIHU INC SPONSORED ADS
ZHDG	TIDAL TRUST I ZEGA BUY AND HED
ZHOG	RBB FD INC FM OPPORTUNISTIC
ZIG	ETF SER SOLUTIONS ACQUIRERS FD
ZIM	ZIM INTEGRATED SHIPPING SERV SHS
ZINC	ZACKS TRUST INCOME ETF
ZION	ZIONS BANCORPORATION NATL ASSN COM
ZIONP	ZIONS BANCORPORATION NATL ASSN PFD 1/40 SER A
ZIP	ZIPRECRUITER INC CL A
ZJAN	Innovator Equity Defined Protection ETF - 1 Yr January
ZJK	ZJK INDL CO. LTD. ORD SHS CL A
ZJUL	Innovator Equity Defined Protection ETF - 1 Yr July
ZJUN	Innovator Equity Defined Protection ETF - 1 Yr June

ZJYL	JIN MEDICAL INTERNATIONAL LTD ORD SHS CL A
ZKH	ZKH GROUP LTD SPONSORED ADS
ZKIN	ZK INTL GROUP CO LTD SHS NEW
ZKP	LAFAYETTE DIGITAL ACQUISITION ORD CLASS A
ZKPU	LAFAYETTE DIGITAL ACQUISITION UNIT EXP 122330
ZKPW	LAFAYETTE DIGITAL ACQUISITION WT EXP 122330
ZLAB	ZAI LAB LTD ADR
ZM	ZOOM COMMUNICATIONS INC CL A
ZMAR	Innovator Equity Defined Protection ETF - 1 Yr March
ZMAY	Innovator Equity Defined Protection ETF - 1 Yr May
ZMUN	RBB FD INC F M ULTR TAX ETF
ZNB	ZETA NETWORK GROUP CL A ORD SHS NEW
ZNOV	Innovator Equity Defined Protection ETF - 1 Yr November
ZNTL	ZENTALIS PHARMACEUTICALS INC COM
ZOCT	Innovator Equity Defined Protection ETF - 1 Yr October
ZONE	CLEANCORE SOLUTIONS INC CLASS B COM SHS
ZOOZ	ZOOZ STRATEGY LTD ORD SHS
ZOOZW	ZOOZ STRATEGY LTD WT EXP 040229
ZROZ	PIMCO ETF TR 25YR+ ZERO U S
ZS	ZSCALER INC COM
ZSB	USCF ETF TR SUSTAINABLE BAT
ZSC	USCF ETF TR USCF SUSTAINABLE
ZSEP	Innovator Equity Defined Protection ETF - 1 Yr September
ZSL	PROSHARES TR II ULTRA SHORT SILV
ZSQR	Z SQUARED INC COM NEW
ZSTK	ZEROSTACK CORP COM
ZTAX	XSQUARE SER TR MUNICIPAL INCOME
ZTEK	ZENTEK LTD COM
ZTEN	RBB FD INC F M 10 YEAR INVE
ZTG	ZENTA GROUP CO LTD ORD SHS CLASS A
ZTO	ZTO EXPRESS CAYMAN INC SPONSORED ADS A
ZTOP	RBB FD INC F/M HIGH YIELD
ZTR	VIRTUS TOTAL RETURN FD INC COM
ZTRE	RBB FD INC F M 3 YR ETF

ZTS	ZOETIS INC CL A
ZTWO	RBB FD INC F M 2YEAR INVES
ZUMZ	ZUMIEZ INC COM
ZURA	ZURA BIO LTD CLASS A ORD SHS
ZVIA	ZEVIA PBC CL A
ZVOL	Volatility Premium Plus ETF
ZVRA	ZEVRA THERAPEUTICS INC COM NEW
ZWS	ZURN ELKAY WATER SOLNS CORP COM
ZYBT	ZHENGYE BIOTECHNOLOGY HLDG LTD ORD SHS CL A
ZYME	ZYMEWORKS INC COM